
05006236

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Fairborne Energy Ltd.**

***CURRENT ADDRESS** **2900, 605 – Fifth Avenue S.W.**

Calgary, Alberta T2P 3H5

PROCESSED

****FORMER NAME** MAR 08 2005

****NEW ADDRESS**


THOMSON
FINANCIAL

FILE NO. 82-34863 **FISCAL YEAR 2003**

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE:03/07/05

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: James L. Kidd
Direct Phone: (403) 260-0181
Direct Fax: (403) 260-0330
jlk@bdplaw.com

Our File: 57383-1


SEC MAIL PROCESSING
RECEIVED
FEB 16 2005
WASH, D.C. 213 SECTION

February 15, 2005

Securities and Exchange Commission
Judiciary Plaza, 450 –5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Fairborne Energy Ltd.

Pursuant to Rule 12g3-2(b) promulgated by the U.S. Securities and Exchange Commission (the "**Commission**") pursuant to Section 12(g) of the Securities and Exchange Act of 1934, as amended (the "**Exchange Act**"), we herewith submit, on behalf of our client, Fairborne Energy Ltd. ("**Fairborne**"), a company organized under the laws of Alberta, the documents listed on Schedule "A" hereto in order to qualify for the exemption from Section 12(g) with regard to its common shares (the "**Common Shares**").

Pursuant to Rule 12g3-2(b)(1)(ii), officers of Fairborne have informed us that the documents listed on Schedule "A" hereto include all of the information which, during Fairborne's last fiscal year, ended December 31, 2004 (as required by subparagraph (1)(i) of Rule 12g3-2(b)), and all interim periods thereafter, Fairborne has: (a) made or was required to make public pursuant to the laws of Alberta or of Canada; (b) filed or was required to file with the Toronto Stock Exchange (the "**Exchange**"), and which was made public by such Exchange; or (c) distributed or was required to distribute to its security holders.

Officers of Fairborne have informed us that Fairborne will, during this and each subsequent fiscal year, furnish the Commission with the information described above promptly after any such information is made public. In addition, promptly after the end of this and each subsequent fiscal year, Fairborne agrees to furnish to the Commission a revised Schedule "A" should any changes occur therein.

Officers of Fairborne have also informed us that, to the best of their knowledge, and based on information provided by Fairborne's registrar and transfer agent, as at February 1, 2005:

(a) the number of registered and non-registered (beneficial) holders of the classes of outstanding equity securities of Fairborne who are resident in the United States, as calculated pursuant to Rule 12g3-2(b), are set forth in the table below:

	No. of Holders (February 1, 2005)
Common Shares	177

G:\057383\0001\US Application\US Application 01.doc

(b) the respective amount and percentage of equity securities of Fairborne held by registered and non-registered (beneficial) holders who are residents in the United States is set forth below:

	Shares (February 1, 2005)	**% of Class (February 1, 2005)**
Common Shares	17,008,208	34.6%

The Common Shares held by residents of the United States were acquired pursuant to one of the following: (i) brokerage transactions conducted on the floor of the Exchange (or its predecessors); (ii) private placements; or (iii) statutory plan of arrangements. The most recent distribution of Common Shares by Fairborne occurred on December 23, 2004 when Fairborne completed an offering of an aggregate of 3,047,000 Common Shares (2,725,000 Common Shares at a price of $11.50 per Common Share and 322,000 Common Shares issued on a flow-through basis at a price of $14.50 per Common Share).

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall this letter constitute an admission for any purpose that Fairborne is subject to the Exchange Act.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to me in the enclosed self-addressed, stamped envelope.

Please contact James Kidd at (403) 260-0181 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

James L. Kidd

Enclosures

Copy to: Fairborne Energy Ltd.
Attention: Robert A. Maitland (via email, w/o enclosures)

Burnet, Duckworth & Palmer LLP
Attention: Steve Cohen (via email, w/o enclosures)

SCHEDULE A

Doc. No.		Date Filed	Filing Requirements [1, 2]	When Due [3, 4, 5, 6, 7, 8, 9, 10, 11, 12]
1.	News Release dated January 19, 2004	January 19, 2004	1	3
2.	News Release dated February 2, 2004	February 2, 2004	1	3
3.	News Release dated February 9, 2004	February 9, 2004	1	3
4.	Qualifying Issuer Certificate (Form 45 – 102 F2) dated February 11, 2004	February 11, 2004	1	9
5.	Material Change Report dated February 9, 2004	February 11, 2004	1	8
6.	Qualifying Issuer Certificate (Form 45 – 102 F2) dated February 27, 2004	February 27, 2004	1	9
7.	News Release dated February 27, 2004	February 27, 2004	1	3
8.	News Release dated March 16, 2004	March 16, 2004	1	3
9.	News Release dated March 31, 2004	March 31, 2004	1	3
10.	Notice of Meeting and Record Date dated April 1, 2004	April 1, 2004	1, 2	4
11.	News Release dated April 1, 2004	April 1, 2004	1	3

[1] Filing is required pursuant to applicable laws, regulations and policies of Canadian securities regulatory authorities (provincial securities commissions).
[2] Filing is required pursuant to the applicable requirements of the Toronto Stock Exchange.
[3] Episodic Disclosure Document – Is to be filed on SEDAR if there is a material change in an issuer's business, operations or capital.
[4] Continuous Disclosure Document– Is to be filed on SEDAR at least 25 days before record date (Record date must be set 35 to 60 days before the meeting).
[5] Continuous Disclosure Document – Is to be filed on SEDAR within 90 days of financial year-end.
[6] Continuous Disclosure Document – Is to be filed on SEDAR at least 25 days prior to meeting date (annual meeting must be held within 6 months of the fiscal year-end).
[7] Continuous Disclosure Document – Is to be filed on SEDAR within 60 days of end of 1st, 2nd and 3rd financial quarter.
[8] Episodic Disclosure Document – Is to be filed on SEDAR within 10 days after the material change occurred.
[9] Continuous Disclosure Document – Is to be filed on SEDAR within 10 days after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located.
[10] Continuous Disclosure Document – Is to be filed on SEDAR by the earlier of 90 days of financial year-end and the date on which an issuer files its annual financial statements.
[11] Continuous Disclosure Document – Is to be filed on SEDAR promptly following a meeting of securityholders at which a matter was submitted to a vote.
[12] Continuous Disclosure Document – Is to be filed on SEDAR within 75 days after the date of acquisition.

Doc. No.		Date Filed	Filing Requirements [1, 2]	When Due [3, 4, 5, 6, 7, 8, 9, 10, 11, 12]
12.	News Release dated April 6, 2004	April 6, 2004	1	3
13.	News Release dated April 15, 2004	April 15, 2004	1	3
14.	News Release dated May 11, 2004	May 11, 2004	1	3
15.	ON Form 13-502F1 – Annual Participation Fee for Reporting Issuers dated May 14, 2004	May 14, 2004	1	10
16.	Notice of Meeting dated April 29, 2004	May 14, 2004	1, 2	4
17.	MD&A dated March 31, 2004	May 14, 2004	1	5
18.	Management Information Circular dated April 19, 2004	May 14, 2004	1, 2	6
19.	Form of proxy filed May 14, 2004	May 14, 2004	1, 2	6
20.	Supplemental Mailing List Return Card	May 14, 2004	N/A	N/A
21.	Audited Annual Financial Statements dated March 31, 2004	May 14, 2004	1	5
22.	2003 Annual Report dated March 31, 2004	May 17, 2004	1	5
23.	Computershare Confirmation of Mailing dated May 4, 2004	May 18, 2004	1	N/A
24.	MD&A for the three months ended March 31, 2004	May 18, 2004	1	7
25.	Interim Financial Statements for the three months ended March 31, 2004	May 18, 2004	1	7
26.	Form 52-109F2 – Certification of Interim Filings – CFO, dated May 18, 2004	May 18, 2004	1	7
27.	Form 52-109F2 – Certification of Interim Filings – CEO, dated May 18, 2004	May 18, 2004	1	7
28.	Initial Annual Information Form for the Year Ended December 31, 2003 dated May 17, 2004	May 18, 2004	1	5
29.	News Release (section 2.2 of NI 51-101) dated May 18, 2004	May 19, 2004	1	3
30.	Computershare Confirmation of Mailing (Q1 Report) dated May 18, 2004	May 20, 2004	1	N/A
31.	News Release dated May 25, 2004	May 25, 2004	1	3
32.	News Release dated May 24, 2004	May 25, 2004	1	3

Doc. No.		Date Filed	Filing Requirements 1, 2	When Due 3, 4, 5, 6, 7, 8, 9, 10, 11, 12
33.	Material Change Report dated May 25, 2004	May 31, 2004	1	8
34.	Revised Initial Annual Information Form for the Year Ended December 31, 2003 dated May 17, 2004	June 11, 2004	1	N/A
35.	MRRS Decision Document (Revised Initial AIF) dated June 11, 2004	June 11, 2004	N/A	N/A
36.	Report of Voting Results (pursuant to s. 11.3 of NI 51-102) dated June 2, 2004	June 14, 2004	1	11
37.	News Release dated July 15, 2004	July 15, 2004	1	3
38.	Preliminary Short Form Prospectus dated July 19, 2004	July 19, 2004	1, 2	N/A
39.	Underwriting Agreement dated July 15, 2004	July 19, 2004	1, 2	N/A
40.	MRRS Decision Document (Preliminary Short Form Prospectus) dated July 19, 2004	July 19, 2004	1, 2	N/A
41.	Material incorporated by reference not previously filed (Statement of Reserves Data and Other Oil and Gas Information for Case Resources Inc.) dated May 11, 2004	July 19, 2004	1, 2	N/A
42.	Material incorporated by reference not previously filed (Special Meeting Materials re Case Resources Inc.) dated June 25, 2004	July 19, 2004	1, 2	N/A
43.	Other material contract(s) (1st Quarter 2004 Interim Report – pages 9-16, unsigned letter from Acumen Capital Finance Partners Limited to Rosetta Exploration Inc., dated November 23, 2004 with attached Term Sheet), filed July 20, 2004	July 20, 2004	1, 2	N/A
44.	Other material contract(s) (Consolidated Financial Statements), filed July 20, 2004	July 20, 2004	1, 2	N/A
45.	Material Change Report dated July 20, 2004	July 23, 2004	1	8
46.	News Release dated July 27, 2004	July 27, 2004	1	3
47.	MRRS Decision Document (Final), dated July 27, 2004	July 27, 2004	N/A	N/A
48.	Final Short Form Prospectus dated July 27, 2004	July 27, 2004	1, 2	N/A
49.	Consent letter of expert (Gilbert Laustsen Jung Associates Ltd.) dated July 27, 2004	July 27, 2004	1, 2	N/A
50.	Consent letter of expert (Sproule Associates	July 27, 2004	1, 2	N/A

Doc. No.		Date Filed	Filing Requirements [1, 2]	When Due [3, 4, 5, 6, 7, 8, 9, 10, 11, 12]
	Limited) dated July 27, 2004			
51.	Consent letter of underwriters' legal counsel (Blake) dated July 27, 2004	July 27, 2004	1, 2	N/A
52.	Consent letter of issuer's legal counsel (BD&P) dated July 27, 2004	July 27, 2004	1, 2	N/A
53.	Auditors' consent letter dated July 27, 2004	July 27, 2004	1, 2	N/A
54.	Auditors' consent letter, dated July 27, 2004	July 27, 2004	1, 2	N/A
55.	Auditors' consent letter dated July 27, 2004	July 27, 2004	1, 2	N/A
56.	Material Change Report dated July 28, 2004	July 28, 2004	1	8
57.	News Release dated August 6, 2004	August 6, 2004	1	3
58.	MD&A for the three month period ended June 30, 2004, dated August 6, 2004	August 6, 2004	1	7
59.	Interim Financial Statements for the three month period ended June 30, 2004, dated August 6, 2004	August 6, 2004	1	7
60.	Form 52-109FT2 – Certification of Interim Filings – CFO, dated August 6, 2004	August 6, 2004	1	7
61.	Form 52-109FT2 – Certification of Interim Filings – CEO, dated August 6, 2004	August 6, 2004	1	7
62.	News Release dated August 10, 2004	August 10, 2004	1	3
63.	MD&A (amended) filed August 10, 2004	August 10, 2004	1	N/A
64.	Interim Financial Statements (amended) filed August 10, 2004	August 10, 2004	1	7
65.	Computershare Confirmation of Mailing (Q2) dated August 16, 2004	August 17, 2004	1	N/A
66.	News Release dated August 17, 2004	August 17, 2004	1	3
67.	News Release dated September 13, 2004	September 13, 2004	1	3
68.	Business Acquisition Report dated October 8, 2004	October 8, 2004	1	12
69.	News Release dated October 27, 2004	October 27, 2004	1	3

Doc. No.		Date Filed	Filing Requirements 1, 2	When Due 3, 4, 5, 6, 7, 8, 9, 10, 11, 12
70.	News Release dated November 8, 2004	November 8, 2004	1	3
71.	MD&A for the Nine Month Period ended September 30, 2004, filed November 8, 2004	November 8, 2004	1	7
72.	Interim Financial Statements for the Nine Month Period ended September 30, 2004, filed November 8, 2004	November 8, 2004	1	7
73.	Form 52 – Certification of Interim Filings – CFO, dated November 8, 2004	November 8, 2004	1	7
74.	Form 52 – Certification of Interim Filings – CEO, dated November 8, 2004	November 8, 2004	1	7
75.	News Release dated December 3, 2004	December 3, 2004	1	3
76.	News Release dated December 3, 2004	December 3, 2004	1	3
77.	Preliminary Short Form Prospectus dated December 7, 2004	December 7, 2004	1, 2	N/A
78.	Other Material Contract – Underwriting Agreement, dated December 3, 2004	December 7, 2004	1, 2	N/A
79.	MRRS Decision Document (Preliminary Short Form Prospectus) dated December 7, 2004	December 7, 2004	1, 2	N/A
80.	Material Change Report dated December 9, 2004	December 9, 2004	1	8
81.	Business Acquisition Report dated October 7, 2004 – filed December 14, 2004	December 14, 2004	1	12
82.	MRRS Decision Document (Final Receipt for Short Form Prospectus) dated December 15, 2004	December 15, 2004	N/A	N/A
83.	Final Short Form Prospectus dated December 15, 2004	December 15, 2004	1, 2	N/A
84.	Consent Letter of Expert (Sproule Associates Limited) dated December 15, 2004	December 15, 2004	1, 2	N/A
85.	Consent Letter of Expert (Gilbert Laustsen Jung Associates Ltd.) dated December 15, 2004	December 15, 2004	1, 2	N/A
86.	Consent Letter of Underwriters' Legal Counsel (Blake) dated December 15, 2004	December 15, 2004	1, 2	N/A
87.	Consent Letter of Issuer's Legal Counsel (BD&P) dated December 15, 2004	December 15, 2004	1, 2	N/A

Doc. No.		Date Filed	Filing Requirements 1, 2	When Due 3, 4, 5, 6, 7, 8, 9, 10, 11, 12
88.	Auditors' Consent Letter (Deloitte) dated December 15, 2004	December 15, 2004	1, 2	N/A
89.	Auditors' Consent Letter (KPMG) dated December 15, 2004	December 15, 2004	1, 2	N/A
90.	Auditors' Consent Letter (Moody Shikaze Boulet LLP) dated December 15, 2004	December 15, 2004	1, 2	N/A
91.	News Release dated December 23, 2004	December 15, 2004	1	3
92.	News Release dated January 31, 2004	December 15, 2004	1	3
93.	News Release dated February 1, 2004	December 15, 2004	1	3



NEW FILINGS | SEARCH DATABASE | COMPANY PROFILES | WEB LINKS | ABOUT SEDAR | SITE HELP

Fairborne Energy Ltd.

PROFILE

Mailing Address:	2900, 605 - 5th Avenue S.W. Calgary, Alberta T2P 3H5
Contact Name:	Robert A. Maitland
Telephone Number:	403 290-7755
Fax Number:	403 290-7751
Date of Formation:	Jan 9 2002
Governing Jurisdiction:	Alberta
Industry Classification:	oil and gas - oil and gas producers
CUSIP Number:	303626
Financial Year-End:	Dec 31
Head Office Address:	2900, 605 - 5th Avenue S.W. Calgary, Alberta T2P 3H5
POP System Issuer:	Yes
Reporting Jurisdictions:	British Columbia, Alberta, Ontario
Stock Exchange:	TSX
Stock Symbol:	FEL
Auditor:	KPMG LLP
General Partner:	
Transfer Agent:	Computershare Trust Company of Canada
Size of Issuer (Assets):	$100,000,001 to $500,000,000

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NEW FILINGS | SEARCH DATABASE | COMPANY PROFILES | WEB LINKS | ABOUT SEDAR | SITE HELP

Company Name	Date of Filing	Document Type	File Format	File Size
Fairborne Energy Ltd.				
	Feb 1 2005	News release - English	PDF	16 K
	Jan 31 2005	News release - English	PDF	25 K
	Dec 23 2004	News release - English	PDF	8 K
	Dec 16 2004	Auditors' consent letter	PDF	787 K
	Dec 15 2004	Auditors' consent letter	PDF	39 K
	Dec 15 2004	Auditors' consent letter	PDF	88 K
	Dec 15 2004	Consent letter of issuer's legal counsel	PDF	28 K
	Dec 15 2004	Consent letter of underwriters' legal counsel	PDF	8 K
	Dec 15 2004	Consent letter(s) of other expert(s)	PDF	93 K
	Dec 15 2004	Consent letter(s) of other expert(s)	PDF	76 K
	Dec 15 2004	Final short form prospectus - English	PDF	193 K
	Dec 15 2004	MRRS Decision Document (Final)	PDF	11 K
	Dec 14 2004	Business acquisition report - English	PDF	689 K
	Dec 9 2004	Material change report - English	PDF	9 K
	Dec 7 2004	MRRS Decision Document (Preliminary)	PDF	11 K
	Dec 7 2004	Other material contract(s)	PDF	134 K
	Dec 7 2004	Preliminary short form prospectus - English	PDF	188 K
	Dec 3 2004	News release - English	PDF	10 K
	Dec 3 2004	News release - English	PDF	11 K
	Nov 8 2004	Form 52-109FT2 - Certification	PDF	22 K

	of Interim Filings - CEO		
Nov 8 2004	Form 52-109FT2 - Certification of Interim Filings - CFO	PDF	23 K
Nov 8 2004	Interim financial statements - English	PDF	83 K
Nov 8 2004	MD&A - English	PDF	82 K
Nov 8 2004	News release - English	PDF	188 K
Oct 27 2004	News release - English	PDF	10 K
Sep 13 2004	News release - English	PDF	11 K
Aug 17 2004	News release - English	PDF	20 K
Aug 17 2004	Other	PDF	65 K
Aug 10 2004	Interim financial statements (amended)- English	PDF	89 K
Aug 10 2004	MD&A (amended) - English	PDF	83 K
Aug 10 2004	News release - English	PDF	5 K
Aug 6 2004	Form 52-109FT2 - Certification of Interim Filings - CEO	PDF	51 K
Aug 6 2004	Form 52-109FT2 - Certification of Interim Filings - CFO	PDF	52 K
Aug 6 2004	Interim financial statements - English	PDF	40 K
Aug 6 2004	MD&A - English	PDF	45 K
Aug 6 2004	News release - English	PDF	93 K
Jul 28 2004	Material change report - English	PDF	66 K
Jul 27 2004	Auditors' consent letter	PDF	25 K
Jul 27 2004	Auditors' consent letter	PDF	73 K
Jul 27 2004	Auditors' consent letter	PDF	30 K
Jul 27 2004	Consent letter of issuer's legal counsel	PDF	93 K
Jul 27 2004	Consent letter of underwriters' legal counsel	PDF	36 K
Jul 27 2004	Consent letter(s) of other expert(s)	PDF	30 K
Jul 27 2004	Consent letter(s) of other expert(s)	PDF	33 K
Jul 27 2004	Final short form prospectus - English	PDF	269 K
Jul 27 2004	MRRS Decision Document (Final)	PDF	15 K
Jul 27 2004	News release - English	PDF	6 K
Jul 23 2004	Material change report - English	PDF	81 K
Jul 20 2004	Other material contract(s)	PDF	125 K
Jul 20 2004	Other material contract(s)	PDF	147 K
Jul 19 2004	Material incorporated by	PDF	1066 K

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is provided by the management of Fairborne Energy Ltd. ("Fairborne" or the "Company") to review 2003 activities and results as compared to the previous period. This MD&A should be read in conjunction with the Company's audited consolidated financial statements including notes thereto for the year ended December 31, 2003 and the seven month period ended December 31, 2002.

Fairborne is a publicly traded company with its head office in Calgary and is engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Western Canada. The Company uses a strategy to balance risk and reward by focusing on opportunities by geographic area and prospect type using a portfolio approach to exploration and development expenditures. The Company was incorporated as a private company in early 2002 and in June, 2002 commenced active operations. The report presented and comments thereon are based on the results of operations of Fairborne for the year ended December 31, 2003 but since Fairborne had active operations for the seven months ended December 31, 2002 only relevant comparative analysis will be discussed. On July 2, 2003, the shareholders of Fairborne agreed to the merger of Fairborne with a publicly listed company called Pivotal Energy Ltd. ("Pivotal") pursuant to which Pivotal shareholders received 0.485 of a Fairborne common share for each Pivotal share. This acquisition increased Fairborne's production by over 50 percent for the last half of 2003.

On February 8, 2004, the Company entered into a purchase and sale agreement to purchase operated oil, natural gas and NGL properties located in the West Pembina/Brazeau area of west central Alberta for a total consideration of $116 million subject to certain closing adjustments. This acquisition was financed by a combination of the issuance of 6,178,000 subscription receipts at $6.65 (each of which were converted into common shares on a one-for-one basis, without the payment of additional consideration) for net proceeds of $38,900,000 with the remainder financed by increased bank lines. This acquisition closed on March 31, 2004 and the results of operations from these properties will be included in Fairborne's operations commencing April 1, 2004. This acquisition will increase Fairborne's production by over 50 percent. The following discussion will indicate the effect of the addition of the West Pembina/Brazeau properties.

Per barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

This document contains the term "funds generated from operations", which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net earnings and funds generated from operations can be found in the statement of cash flows in the audited financial statements. Fairborne also represents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

March 31, 2004

Significant Accounting Policies

Use of Estimates

The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Stock-based Compensation

In 2003, the Company adopted the new accounting policy with respect to accounting for stock options whereby compensation cost attributable to share options granted to employees and directors are measured at fair market value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus.

Asset Retirement Obligations

The Company will be retroactively adopting the application of the new accounting standard for asset retirement obligations as at January 1, 2004. All existing reclamation and abandonment liabilities will be reversed and the new standard will be set up with prior years being restated. The asset retirement obligation will be measured and recorded at fair market value with a corresponding increase in oil and gas properties. The asset retirement obligation increases over time with a corresponding accretion expense until the obligations are settled.

Full Cost Accounting for Oil and Gas

In 2004, the Company will be following the revised full cost method of accounting for oil and gas as outlined in Accounting Guideline 16, which includes limiting the carrying value of oil and gas properties to their estimated fair value. The fair value is estimated to be the future cash flow from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This will differ from the current ceiling test calculation that uses undiscounted cash flows and constant prices, adjusted for general and administrative and financing costs.

Selected Financial Information

The following table sets forth selected financial information of the Company for the periods indicated:

($ thousands except per share amounts)	**Year Ended December 31, 2003**	Seven Months Ended December 31, 2002
Petroleum and Natural Gas Sales, Before Royalties	**50,888**	16,376
Funds Generated from Operations	**29,150**	8,774
Per Share - Basic	**1.16**	0.44
Per Share - Diluted	**1.10**	0.44
Net Earnings	**10,174**	2,439
Per Share - Basic	**0.40**	0.12
Per Share - Diluted	**0.39**	0.12
Total Assets	**136,185**	48,386
Long Term Debt including Working Capital	9,371	443

Quarterly Financial Information

The following is a summary of selected financial information for the quarterly periods indicated:

($ thousands except per share amounts)	Three Months Ended March 31 2003	June 30 2003	September 30 2003	December 31 2003
Petroleum and Natural Gas Sales, Before Royalties	9,531	10,154	15,711	15,492
Funds Generated from Operations	5,701	5,986	9,056	8,407
Per Share - Basic	0.29	0.30	0.30	0.27
Per Share - Diluted	0.29	0.30	0.30	0.21
Net Earnings	2,229	2,751	2,996	2,198
Per Share - Basic	0.11	0.14	0.09	0.06
Per Share - Diluted	0.11	0.14	0.09	0.05
Total Assets	52,179	56,971	121,124	136,185
Long Term Debt including Working Capital	Nil	Nil	17,463	9,371

($ thousands except per share amounts)	One Month Ended June 30 2002	Three Months Ended September 30 2002	December 31 2002
Petroleum and Natural Gas Sales, Before Royalties	1,924	6,084	8,368
Funds Generated from Operations	967	3,411	4,396
Per Share - Basic	0.05	0.17	0.22
Per Share - Diluted	0.05	0.17	0.22
Net Earnings	165	965	1,309
Per Share - Basic	0.01	0.05	0.06
Per Share - Diluted	0.01	0.05	0.06
Total Assets	40,685	44,367	48,386
Long Term Debt including Working Capital	Nil	Nil	Nil

Production

Crude oil and NGL production averaged 2,014 bbls/day and natural gas averaged 10.6 million cubic feet ("Mmcf") per day for a total of 3,787 BOE/day for the year ended December 31, 2003. This compares favourably with the 2,396 BOE/day recorded in the seven months of operations in 2002 and represents a 58 percent increase in average production. In comparing the average volumes in the two periods, it is important to consider the effect of the Pivotal acquisition. During the first six months of 2003 average production was 2,758 BOE/day and in the last six months of 2003 average production was 4,799 BOE/day as a result of the Pivotal acquisition and Fairborne's drilling and work-over program. The Pivotal acquisition and Fairborne's drilling program have been more focused on adding additional volumes of natural gas and, as such, the production mix has moved from being 58 percent crude oil and NGL in 2002 to 53 percent crude oil and NGL for the year ended December 31, 2003 and 49 percent crude oil and NGL for the last six months of 2003. The West Pembina/Brazeau properties presently produce approximately 74 percent natural gas, which further strengthens Fairborne as a natural gas producer.

Commodity Prices

Commodity prices for crude oil and NGL remained strong during 2003. Fairborne's crude oil and NGL price averaged $35.64 per barrel during 2003, although on a quarter by quarter basis, crude oil and NGL prices have declined steadily from $40.70 in the first quarter to $32.69 in the last quarter. Crude oil prices have strengthened early in 2004 and presently are approximately 15 percent over the average crude oil prices realized during 2003.

Natural gas prices remained strong during 2003 as continuing supply uncertainty, especially during the summer, led to historically high prices. Fairborne's average natural gas price during the year was $6.24 per Mcf with prices moving during the year from an average $6.77 per Mcf in the first quarter to $6.17 per Mcf in the fourth quarter. Prices to date in 2004 are averaging over $6.00 per Mcf and it appears that increasing demand may help support this level of prices throughout 2004.

Hedging Activities

Fairborne conducts an active hedging program for both oil and gas prices. Hedging is intended to provide certainty to cash flow by fixing the price on a portion of the production portfolio. During 2003, Fairborne hedged an average of 527 barrels per day (26 percent of total crude oil production) and 2.6 Mmcf per day (25 percent of natural gas production). Hedging activity in 2003 reduced the realized crude oil price by $3.14 per barrel and $0.14 per Mcf of natural gas. Fairborne has hedged an average of 583 barrels per day of crude oil at an average price of U.S.$ 29.97 per barrel for the first nine months of 2004 and 1.8 Mmcf per day of natural gas at an average price of Cdn. $6.44 per Mcf for the first three months of 2004. In addition, Fairborne has hedged U.S. $1,623,000 of foreign exchange exposure at Cdn.$ 1.3230 to U.S.$ 1.00 (U.S.$0.7559 to Cdn.$1.00).

Production Revenue

Revenues for the year continued to increase during 2003 as production increased. This was offset slightly by declining prices. The first half of 2003, generated revenue of $19,685,000 and this increased to $31,203,000 in the last half of 2003.

Production Revenue by Product

	Year Ended December 31		Seven Months Ended December 31	
($ thousands except per unit amounts)	2003	$/Unit	2002	$/Unit
Natural Gas	24,457	6.24	5,254	4.20
Oil and NGL	26,431	35.64	11,122	37.23
Total Revenue	50,888	36.54	16,376	31.88

Expenses

Royalties consist of payments made to the Alberta government, freehold landowners and overriding royalties. Some of the Fairborne properties are located on freehold lands on which royalty rates tend to be lower. As such, royalties totaled $9,436,000 which is an overall royalty rate of 18.5 percent. Fairborne's royalty rate did increase during the year after the Pivotal properties were added. The royalty rate in the first half of 2003 was 17.5 percent and increased to 19.2 percent in the last half of 2003. The average royalty rate in 2004 is expected to average about 20 percent and will remain constant with the addition of the West Pembina properties.

Fairborne operates in excess of 95 percent of its production and consequently maintains a higher degree of control over operating costs. On a BOE basis, operating costs were $6.05 per BOE or $8,365,000 in total during 2003. Fairborne has reduced unit operating expenses from $6.96 per BOE in 2002. Fairborne will continue to enhance operating efficiencies and increase production. Operating costs during 2004 are expected to average approximately $5.80 per BOE. The addition of the West Pembina/Brazeau properties should not appreciably change this rate.

During 2003, Fairborne's general and administrative costs totaled $3,369,000 or $2.44 per BOE including payments to all employees under the Fairborne bonus plan. As the company grows and adds staff connected with the additional requirement of operating the West Pembina/Brazeau production, these costs will increase on an absolute basis but Fairborne does anticipate reducing these costs, on a BOE basis, to less than $1.50 per BOE during 2004.

At the end of 2003 Fairborne had drawn very little on its available line of credit with two major Canadian banks. In connection with the purchase of certain oil and gas assets located at Clive and Wood River, the Company assumed a capital lease on compression equipment. Interest on this lease and the small amount of credit facilities drawn during 2003 totaled $517,000 or $0.37 per BOE. The term of this capital lease continues into early 2004 but it will be repaid in the second quarter of 2004. With the purchase of the West Pembina/Brazeau assets on April 1, 2004, interest expense in the last nine months of 2004 will increase substantially to average over $1.00 per BOE.

Funds Generated from Operations and Net Earnings

($ thousands except per unit amounts)	Year Ended December 31 2003	$/BOE	Seven Months Ended December 31 2002	$/BOE
Production Revenue	50,888	36.82	16,376	31.88
Royalties	9,437	6.83	2,969	5.73
Net Revenue	41,451	29.99	13,407	26.15
Operating Expenses	8,365	6.05	3,567	6.96
Net Operating Income	33,086	23.94	9,840	19.19
General and Administrative				
(Net of non-cash compensation expense)	3,215	2.33	877	1.71
Interest	517	0.37	152	0.30
Capital Taxes	204	0.15	37	0.07
Funds Generated From Operations	29,150	21.09	8,774	17.11
Compensation Expense	154	0.11	0	0.00
Depletion and Depreciation	12,163	8.80	4,149	8.09
Site Restoration	1,406	1.02	579	1.13
Future Income Taxes	5,253	3.80	1,607	3.13
Net Earnings	10,174	7.36	2,439	4.76

Fairborne purchased the oil and gas assets located at Clive and Wood River at competitive prices and has added reserves through its technical analysis and work-over program at relatively modest costs. Consequently, depletion and depreciation rates averaged $8.80 per BOE in 2003. The provision for site restoration costs is $1.02 per BOE and reflects the anticipated costs of restoring the sites associated with current wells and facilities. Both of these expenses will increase, on a BOE basis, with the acquisition of the West Pembina/Brazeau properties. The magnitude of increases will be dependent on Fairborne's ability to efficiently add reserves on its properties.

As indicated above, the Company was efficient in purchasing and developing its crude oil and natural gas base but this has left Fairborne with higher levels of taxable income. Fairborne's effective income tax rate is 34 percent consisting primarily of future income taxes. Large corporation tax was relatively minor at $204,000. In 2004, Fairborne does not envision paying cash income taxes.

Tax Pools

($ thousands)	December 31, 2003	December 31, 2002
Undepreciated Capital Cost	19,721	10,455
Canadian Oil and Gas Property Expense	35,186	25,345
Canadian Development Expense	17,797	2,779
Canadian Exploration Expense	5,097	2,178
Non-Capital Losses	4,142	3,794
Share Issue Expenses	1,972	1,245
Total Tax Pools	83,915	45,796

Cash Flow and Net Income

The combination of production levels, commodity prices and expenses detailed above resulted in funds generated from operations of $29,150,000 ($1.16 per share) and net income of $10,174,000 ($0.40 per share) in 2003. During the year, funds generated from operations increased from $11,687,000 in the first half to $17,309,000 in the last half of 2003 reflecting the assets acquired from Pivotal. This level of funds generated from operations results from the production of 3,787 BOE per day. With present production levels at approximately 8,500 BOE per day, the level of funds generated will increase, primarily in the last nine months of 2004 with the inclusion of the West Pembina/Brazeau properties.

Fourth Quarter — 2003

Fairborne's fourth quarter results were characterized by production, commodity pricing and funds generated from operations levels similar to the previous three months and an active capital program resulted in production levels at December 31, 2003 of 5,300 BOE/day.

Fairborne's production in the fourth quarter averaged 4,799 BOE/day consisting of 14.8 Mmcf/day of natural gas and 2,339 bbls/day of crude oil and NGL. This level was consistent with the third quarter average of 4,815 BOE/day. Prices averaged $6,17 per Mcf for natural gas and $32.69 per barrel for crude oil and NGL. These production and commodity pricing levels resulted in revenue of $15,492,000, basically unchanged from the $15,711,000 recorded in the previous quarter. Cash costs including royalties, operating, general and administrative costs, and capital taxes totaled $7,085,000. Funds generated from operations totaled $8,407,000 or $0.27 per common share compared with $9,056,000 or $0.30 per common share in the third quarter. Net income was $2,198,000 or $0.06 per common share.

Capital expenditures in the three month period ended December 31, 2003 totaled $10,852,000 and resulted in the drilling of 2.3 net crude oil wells and 6.6 net gas wells, achieving a 100 percent drilling success ratio in the fourth quarter. This capital program was financed by funds generated from operations and the issuance of common shares for net proceeds of $10,853,000.

Liquidity and Capital Resources

Fairborne's capital program in 2003 totaled $80,379,000 including the acquisition of assets connected with the Pivotal acquisition as detailed in the following table:

Capital Expenditures

($ thousands)	Year Ended December 31, 2003	Seven Months Ended December 31, 2002
Land and Lease Acquisitions	4,297	1,200
Geological and Geophysical	1,704	1,725
Drilling, Completions and Workovers	19,371	3,247
Well Equipment and Facilities	8,843	673
Corporate Assets	281	326
	34,496	7,171
Acquisition	47,426	33,395
Dispositions	(1,543)	–
	80,379	40,566

Expenditures for land and leases during the year combined with the Pivotal assets resulted in Fairborne holding, at December 31, 2003, 115,318 net acres of undeveloped land with an average working interest of 73 percent. Drilling expenditures resulted in 30 wells drilled, with an average working interest of 84 percent, including 5.0 net crude oil wells, 17.0 net natural gas wells and 3.1 net wells were abandoned. The fixed asset program was financed by the issuance of common shares for the outstanding common shares of Pivotal, by the issuance of common shares for net proceeds of $10,939,000 and funds generated from operations of $29,150,000.

Fairborne has a revolving demand loan based on a borrowing base determined by the Company's bankers. In connection with the acquisition of the West Pembina/Brazeau properties, the bankers have recently increased the available bank lines from $50 million to $85 million. Subsequent to the acquisition of the West Pembina/Brazeau properties, Fairborne will have drawn the majority of this bank line.

Fairborne commenced 2003 with positive working capital and undrawn bank lines. During the year, capital expenditures were financed by the issuance of common shares and funds generated from operations. The result is that at December 31, 2003, Fairborne had a working capital deficiency of $1,430,000 and bank indebtedness of $7,941,000. The capital program budgeted for 2004 totals $172,000,000, including the acquisition of the West Pembina/Brazeau properties and the disposition of minor properties. Fairborne typically utilizes three sources of funding to finance its capital expenditures: funds generated from operations, bank borrowings and new equity issues, if available on favourable terms. The equity issue completed in March 2004, the increased bank lines and funds generated from operations are expected to be sufficient to fund the capital program and maintain a leverage level that allows Fairborne the flexibility to continue efficient operations.

Commitments

($ thousands)	2004	2005	2006	2007	2008	Total
Operating Lease	348	348	348	348	261	1,653
Capital lease	2,573	–	–	–	–	2,573
West Pembina Acquisition	116,000	–	–	–	–	116,000
	118,921	348	348	348	261	120,226

SHARE CAPITAL

During 2003, Fairborne issued a total of 12,578,000 common shares. Of these, 10,577,000 were issued in connection with the acquisition of Pivotal, 501,000 common shares were issued on exercise of share options and 1,500,000 common shares were issued pursuant to a flow through share offering completed in December, 2003. The following chart shows the common share equity outstanding.

Equity Outstanding:

(thousands)	March 31, 2004	**December 31, 2003**	December 31, 2002
Common shares	38,526	**32,328**	19,750
Warrants	1,960	**1,960**	1,960
Stock Options	3,028	**2,861**	1,903
Weighted average shares outstanding for the period			
Basic	32,401	**25,178**	19,750
Diluted	35,161	**26,424**	19,750

BUSINESS ENVIRONMENT AND RISK

The business risks the Company are exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations - all of these govern the business and influence the controls and management at the Company. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to ensure efficient and cost effective operations;
- employing risk management instruments to minimize exposure to volatility of commodity prices, interest rates and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.



MANAGEMENT'S REPORT

To the Shareholders of Fairborne Energy Ltd.

The accompanying consolidated financial statements of Fairborne Energy Ltd. and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the consolidated financial statements.

Management has established systems of internal controls, which are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for the preparation of financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. It exercises its responsibilities primarily through the Audit Committee, which is comprised of independent, non-management directors. The Audit Committee has reviewed the consolidated financial statements with management and the auditors and has reported to the Board of Directors which have approved the consolidated financial statements.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with auditing standards generally accepted in Canada on behalf of the shareholders.



Richard A. Walls
President and Chief Executive Officer



Robert A. Maitland, CA
Vice-President, Finance and Chief Financial Officer

Calgary, Canada
March 31, 2004

FAIRBORNE ENERGY LTD.

Information Circular - Proxy Statement

for the Annual and Special Meeting
to be held on June 2, 2004

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the management of FAIRBORNE ENERGY LTD. (the "Corporation") for use at the Annual and Special Meeting of the shareholders of the Corporation (the "Meeting") to be held on the 2nd day of June, 2004 at 3:00 p.m. (Calgary time) in the Royal Room at the Metropolitan Conference Center, 333 – 4th Avenue S.W., Calgary, Alberta, T2P 0H9, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting. Instruments of Proxy must be received by the Secretary of the Corporation, c/o Computershare Trust Company of Canada, Stock Transfer Department, 6th Floor, Watermark Tower, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment thereof. The board of directors of the Corporation (the "Board") has fixed the record date for the Meeting at the close of business on April 26, 2004 (the "Record Date"). Shareholders of the Corporation of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. Each shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a shareholder, to attend and to act for the shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is provided to beneficial holders of common shares ("Common Shares") of the Corporation who do not hold their Common Shares in their own name ("Beneficial Shareholders"). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in the Beneficial Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the

instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their clients. The Corporation does not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically provides a scannable voting request form or applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting request forms or proxy forms to ADP. Often Beneficial Shareholders are alternatively provided with a toll-free telephone number to vote their shares. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a voting instruction request or a proxy with an ADP sticker on it cannot use that instruction request or proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by ADP well in advance of the Meeting in order to have the shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed instructions or proxies as directed by ADP well in advance of the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

REVOCABILITY OF PROXY

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the shares will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the instrument of proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Corporation knows of no such amendment, variation or other matter.

MATTERS TO BE ACTED UPON AT MEETING

Election of Directors

At the Meeting, shareholders will be asked to fix the number of directors to be elected at the Meeting at six members and to elect six directors to hold office until the next annual meeting or until their successors are elected or appointed. There are currently six directors of the Corporation, each of whom retire from office at the Meeting.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of an ordinary resolution fixing the number of directors to be elected at the Meeting at six members and in favour of the election as directors of the six nominees hereinafter set forth:

Richard A. Walls
Gary F. Aitken
Donald J. Nelson
Michael E.J. Phelps
David L. Summers
Rodney D. Wimer

The names and municipalities of residence of the persons nominated for election as directors, the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation, the period served as director and the principal occupation of each are set forth below. The information as to shares beneficially owned, directly or indirectly or over which control or direction is exercised, is based upon information furnished to the Corporation by the nominees as of April 19, 2004.

Name and Position with the Corporation	Principal Occupation	Director Since	Number of Shares Owned Directly or Indirectly or Controlled (8)
Richard A. Walls Calgary, Alberta President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation	January 9, 2002	2,758,513 Common Shares(5)(7)
Gary F. Aitken(1)(2)(3)(4) Calgary, Alberta Director	President of Chowade Energy Inc. (a private oil and gas company) and Investment Advisor to Sentry Select Capital Corp. and Land Negotiator with Petrofund Energy Trust	May 31, 2002	25,000 Common Shares(6)(7)

Name and Position with the Corporation	Principal Occupation	Director Since	Number of Shares Owned Directly or Indirectly or Controlled [8]
Donald J. Nelson[2][4] Calgary, Alberta Director	President, Fairway Resources Inc. (private consulting company)	April 5, 2004	Nil Common Shares[7]
Michael E.J. Phelps[1][3][4] Vancouver, B.C. Director	Chairman, Dornoch Capital Inc. (private investment company) and Chair of the "Wise Persons Committee" – WPC – Committee to Review the Structure of Securities Regulation in Canada	July 19, 2002	190,000 Common Shares[6][7]
David L. Summers Calgary, Alberta Vice-President, Operations, Chief Operating Officer and Director	Vice-President, Operations and Chief Operating Officer of the Corporation	May 31, 2002	579,574 Common Shares[5][7]
Rodney D. Wimer[1][2][3][4] Bend, Oregon Director	President, Mazama Capital Partners (private investment firm)	May 31, 2002	105,000 Common Shares[6][7]

Notes:

(1) Member of the Audit Committee.
(2) Member of the Reserves Committee.
(3) Member of the Compensation Committee.
(4) Member of the Corporate Governance and Nominating Committee.
(5) In addition, Messrs. Walls and Summers hold options to purchase 194,942 Common Shares and 194,000 Common Shares, respectively, exercisable at a price of $2.40 per share exercisable until May 31, 2007 and each holds 490,000 common shares purchase warrants ("Warrants"), each of which entitles the holder to acquire one Common Share at an exercise price of $3.50 per share exercisable until May 30, 2006.
(6) Messrs. Aitken, Phelps and Wimer each also hold options to purchase 52,500 Common Shares exercisable at a price of $2.40 per share until June 11, 2007 for Messrs. Wimer and Aitken and July 19, 2007 for Mr. Phelps. In addition, each of Messrs. Aitken, Phelps and Wimer hold options to purchase 33,000 Common Shares exercisable at a price of $3.42 until May 4, 2008.
(7) Subject to shareholder approval to be sought at the Meeting, Messrs. Aitken, Phelps and Wimer each hold options to purchase 25,000 Common Shares exercisable at a price of $9.20 per share until April 6, 2009 and Messrs. Nelson, Walls and Summers each hold options to purchase 77,000, 120,000 and 96,000 Common Shares, respectively, exercisable at a price of $9.20 per share until April 6, 2009.
(8) Includes shares held by spouses of the respective directors.

The principal occupations of the nominees for director for the last five years are as follows:

- Richard A. Walls - President and Chief Executive Officer of the Corporation since May, 2002 and President and Chief Executive Officer of RAW Energy Ltd. (a private oil and natural gas company); special advisor to Duke Energy Field Services Canada Ltd. ("Duke Energy") from May, 2001 to January, 2002; prior thereto, from April, 1999 to May, 2001 President and Chief Executive Officer of Canadian Midstream Services Ltd. ("CMSL") (a private oil and natural gas midstream company); prior thereto, from 1993 to November, 1998, President and Chief Executive Officer of Pan East Petroleum Corp. ("Pan East") (a public oil and natural gas company).

- Gary F. Aitken - President of Chowade Energy Inc. (a private oil and gas company) and Investment Advisor to NCE Resources Group, now Sentry Select Capital Corp., and Land Negotiator with Petrofund Energy Trust, both since 1997.

- Donald J. Nelson – President, Fairway Resources Inc. (a private consulting company) since June, 2002. From September, 1998 to June, 2002, President and Chief Executive Officer of Summit

Resources Limited (a public oil and natural gas company) and from February, 1996 to September, 1998, Vice President, Operations of Summit Resources Limited.

- Michael E.J. Phelps - Chairman, Dornoch Capital Inc. (a private investment company) and Chair of the "Wise Persons Committee" – WPC – Committee to Review the Structure of Securities Regulation in Canada. Previously, Chairman and Chief Executive Officer of Westcoast Energy Inc. until its acquisition by Duke Energy in 2002.

- David L. Summers - Vice-President, Operations and Chief Operating Officer of the Corporation since May, 2002; prior thereto, Senior Vice-President of Commercial and Operations for Duke Energy from May, 2001 until May, 2002; prior thereto, Vice-President, Operations and Chief Operating Officer of CMSL from April, 1999 to May, 2001; and prior thereto, Vice-President, Operations of PanEast from October, 1997 and Chief Operating Officer of PanEast from June, 1998 to November, 1998.

- Rodney D. Wimer – President, Mazama Capital Partners (a private investment firm) since January 2002. From March 2001 to January 2002, President, Commercial Power Division of Dynegy, Inc. and from January 1997 to March 2001, President and Chief Executive Officer of Dynegy Canada Inc.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to re-appoint the firm of KPMG LLP, Chartered Accountants, to serve as auditors of the Corporation until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such. KPMG LLP have been the Corporation's auditors since May 8, 2002.

Ratification and Approval of Amendment to Share Option Plan

The Corporation has a share option plan (the "Plan") which permits the granting of options to purchase up to a maximum of 3,032,671 Common Shares. The Plan was approved by shareholders at the annual and special meeting of shareholders of the Corporation held on July 2, 2003. The maximum number of Common Shares that may be issued on exercise of options granted under the Plan may be increased by the Board with the approval of the shareholders of the Corporation if required by the stock exchange upon which the Common Shares are listed.

Effective April 22, 2004, the Board approved an amendment (the "Plan Amendment") to the Plan to increase the maximum number of Common Shares that may be issued thereunder by 1,451,680 Common Shares to 4,484,351 Common Shares (including Common Shares that have already been issued on exercise of options). In accordance with the requirements of The Toronto Stock Exchange (the "TSX"), the Plan Amendment is subject to ratification and approval by shareholders at the Meeting.

As at April 19, 2004, options to purchase an aggregate of 3,347,583 Common Shares were outstanding. Of these, options to purchase 896,500 Common Shares had been granted but are not exercisable subject to approval of the Plan Amendment. Accordingly, prior to giving effect to the Plan Amendment, the Plan does not permit the grant of any additional options. The Board determined that the increase provided by the Plan Amendment is necessary in order to ensure that a sufficient number of Common Shares are available under the Plan such that the Corporation has the ability to attract and retain and reward officers, directors, employees and other service providers of the Corporation through a competitive share compensation program. If the Plan Amendment is approved, the number of Common Shares available for issuance on exercise of options granted or that may be granted under the Plan will be approximately 10% of the number of Common Shares outstanding as at April 19, 2004, as described below.

Below is a summary of the number of Common Shares issued, reserved for issuance and available for issuance pursuant to the Plan:	**Common Shares Subject to Outstanding Stock Options**	**Common Shares Available for Future Grants**	**Maximum Number of Common Shares Issuable**
Stock Options Granted[1][2]	3,031,278	-	3,031,278
Stock Options Exercised	(572,195)	-	(572,195)
Stock Options Expired, Unexercised or Cancelled	(8,000)	-	(8,000)
	2,451,083	-	2,451,083
Plan Amendment	-	1,451,680	1,451,680
Options Granted Subject to Approval of Plan Amendment[3]	896,500	(896,500)	-
Balance as at April 19, 2004, after Plan Amendment	3,347,583	555,180	3,902,763
Percentage of outstanding Common Shares as at April 19, 2004	8.6%	1.4%	10%

Notes:

(1) Other than options granted but the exercise of which is subject to approval of Plan Amendment.

(2) Does not include 520,384 options exercisable at prices ranging from $1.32 to $5.92 per Common Share which were granted by the Corporation to replace options granted under the Pivotal Energy Ltd.'s ("Pivotal") share option plan and which options expired on December 29, 2003.

(3) Prior to the date hereof, the Board granted options to purchase an aggregate of 896,500 Common Shares, which will only be exercisable if the Plan Amendment is approved. Of these options, options to purchase 75,000 Common Shares were granted March 23, 2004 to an employee of the Corporation exercisable at an exercise price of $9.15 per share until March 23, 2007. In addition, on April 6, 2004, the Board granted options to purchase an aggregate of 821,500 Common Shares exercisable at a price of $9.20 per share until April 6, 2009. Of these, options to purchase 152,000 Common Shares were granted to directors who are not officers of the Corporation, options to purchase 483,000 Common Shares were granted to officers of the Corporation and options to purchase 186,500 Common Shares were granted to employees of the Corporation.

In accordance with the policies of the TSX and the terms of the Plan, the Plan Amendment must be approved by a majority of the votes cast at the Meeting on the resolution. Unless otherwise directed, it is management's intention to vote the proxies in the accompanying form in favour of the ordinary resolution to ratify and approve the Plan Amendment.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution:

> "BE IT RESOLVED, as an ordinary resolution of the Shareholders of Fairborne Energy Ltd. (the "Corporation") that:
>
> 1. the amendment to the Corporation's share option plan to increase the maximum number of Common Shares which may be issued thereunder by 1,451,680 Common Shares be and the same is hereby ratified and approved; and
>
> 2. any officer or director of the Corporation be and is hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts and things as he may determine to be necessary or desirable for the implementation of this resolution."

If the Plan Amendment is not approved by shareholders of the Corporation, the Board will be required to determine alternate means of compensation for employees in the event that the Plan does not permit the grant of sufficient options for such purpose.

INFORMATION CONCERNING THE CORPORATION

Voting Shares and Principal Holders Thereof

As at April 19, 2004, 39,027,635 Common Shares of the Corporation were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting. A quorum for the transaction of business at the Meeting will be present if there are not less than two persons present at the Meeting holding or representing by proxy not less than 5% of the shares entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as at April 19, 2004, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

Executive Compensation

Summary Compensation Table

The following table provides a summary of the compensation earned by the President and Chief Executive Officer and the other executive officers of the Corporation whose total annual salary and bonus for the last completed financial year exceeded $100,000 (the "Named Executed Officers").

					Long-Term Compensation			
		Annual Compensation			Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation [(2)] ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Richard A. Walls[(1)]	2003	201,667	113,423	-	[(3)]	-	-	-
President and Chief Executive Officer	2002	130,000	25,878	-	290,000	-	-	-
David L. Summers[(1)]	2003	178,333	100,510	-	-	-	-	-
Vice-President Operations and Chief Operating Officer	2002	116,667	23,395	-	290,000	-	-	-
Robert A. Maitland[(1)]	2003	155,000	87,186	-	-	-	-	-
Vice-President, Finance and Chief Financial Officer	2002	100,000	19,906	-	290,000	-	-	-
Steven R. VanSickle[(1)]	2003	155,000	87,186	-	-	-	-	-
Senior Vice-President, Exploration	2002	100,000	19,906	-	290,000	-	-	-

Notes:

(1) Mr. Walls was appointed President effective January 9, 2002 and President and Chief Executive Officer effective May 1, 2002. Messrs. Summers, Maitland and VanSickle were appointed to their positions effective May 1, 2002. Amounts shown in the table for 2002 represent amounts actually paid in 2002 following the commencement of employment.

(2) The value of perquisites and other personal benefits received was not greater than 10% of the total annual salary and bonus of the Named Executive Officer for the financial year.
(3) Mr. Walls was issued options to purchase 36,375 Common Shares in exchange for options he held as a director of Pivotal prior to its acquisition by the Corporation.
(4) In addition, each of the Named Executive Officers hold 490,000 Warrants.

Stock Options

During the most recently completed financial year no options were granted to the Named Executive Officers in their capacities as officers or directors of the Corporation. Mr. Walls was issued options to purchase an aggregate of 36,375 Common Shares exercisable at prices of $3.09 (as to 19,746 options), $4.76 (as to 5,196 options) and $1.84 (as to 11,433 options) in exchange for options he held as a director of Pivotal prior to its acquisition by the Corporation.

The following table sets forth, with respect to the Named Executive Officers, the number of stock options exercised, the number of exercisable and unexercisable, and the value of in-the-money stock options at December 31, 2003:

Name	Securities Acquired or Exercised (#)	Aggregated Value Realized ($)	Unexercised Stock Options/SARs at FY-End Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Stock Options/SARs at FY-End[(1)] Exercisable/ Unexercisable ($)
Richard A. Walls	-	-	133,041 / 193,334	392,943 / 599,335
David L. Summers	-	-	96,666/ 193,334	299,665 / 599,335
Robert A. Maitland	-	-	96,666 / 193,334	299,665 / 599,335
Steven R. VanSickle	-	-	96,666 / 193,334	299,665 / 599,335

Notes:

(1) Based on the closing price on December 31, 2003, of $5.50 less the exercise price.
(2) In addition, each of the Named Executive Officers hold 490,000 Warrants, all of which are exercisable and the Warrants held by each of the Named Executive Officers have a value of $980,000 at December 31, 2003, based on the closing price on December 31, 2003 of $5.50, less the exercise price of the Warrants.

Bonus Plan

The Corporation has established a bonus plan for its executive officers and employees based and dependent upon, among other things, the financial performance of the Corporation for the applicable period. Seventy-five percent of the bonus entitlement is based upon growth over 10% (the "Threshold Amount") in reserves per share, production per share and cash flow per share (as combined, the "Growth Factor"). Bonus entitlements for executive officers are based upon 2% of salary for each 1% increase in the Growth Factor above the Threshold Amount. The remaining 25% of the bonus entitlement is available at the discretion of the Board. Bonuses are paid every six months based upon the percentage increase in the Growth Factor for the six month period over the previous six month period. Bonus details are reviewed annually by the Board. The maximum bonus that may be paid to the Named Executive Officers, including the Chief Executive Officer, under the bonus plan is 100% of their respective annual salary.

Employment Agreements

The Corporation has entered into the employment agreements (the "Employment Agreements") with each of its executive officers. Pursuant to the Employment Agreements, each executive is entitled to participate in and receive rights and benefits under the Corporation's stock option plan and is also entitled to participate in Fairborne's bonus plan. The Employment Agreements may be terminated by the Corporation upon payment of retiring allowance equal to one and one-half times the executive's then annual salary plus 15% of one and a half times the then annual salary to compensate for loss of benefits and one and a half time cash bonuses paid or payable to the executive in respect of the 24 months preceding the termination date, divided by two. Upon such termination, all outstanding options would become exercisable for the period permitted under the option agreement. In the event of a change of control (as defined in the Employment Agreement), the executive has the right, for a period of six months following a change of control, to terminate the agreement and be paid the foregoing retirement allowance.

Directors

During the last completed financial year of the Corporation, directors of the Corporation were not paid any cash compensation for acting as directors of the Corporation, but were reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors. The directors of the Corporation have been granted stock options pursuant to the Corporation's stock option plan.

Composition and Role of the Compensation Committee

The Board has appointed a Compensation Committee comprised of Rodney D. Wimer (Chairman), Gary F. Aitken and Michael E.J. Phelps. None of these directors are officers of the Corporation other than Michael E.J. Phelps who is Chairman of the Board, and all are "unrelated" for the purposes of the TSX Guidelines, as described under "Corporate Governance". The committee's mandate is to formally make recommendations to the Board in respect of compensation issues relating to directors, senior management and staff of the Corporation, including recommending performance objectives and the compensation package for the Chief Executive Officer.

Report of Compensation Committee

The Corporation's compensation philosophy is aimed at attracting and retaining quality and experienced people which is considered to be critical to the success of the Corporation. Employee compensation, including executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being stock options).

Recommendations for executive compensation are made by the Compensation Committee to the full Board for approval.

Base Salaries

In September, 2003, the base salaries for the executive officers of the Corporation was reviewed and established at $215,000 for the President and Chief Executive Officer, $185,000 for the Vice-President, Operations, $165,000 for the Vice-President, Finance and Chief Financial Officer and $165,000 for the Senior Vice-President, Exploration. Base salary ranges are determined upon review of comparative data complied by the Corporation for a number of comparable companies within the oil and gas industry of competitive salaries paid to senior officers. Base salaries paid to senior officers of the Corporation, including the Chief Executive Officer, are comparable to the salaries of positions for the

Corporation's peer group, using such criteria as revenue, production, cash flow and number of employees. Salaries of executive officers, including that of the Chief Executive Officer, are reviewed annually, subject to the terms of the Employment Agreements.

Short-Term Incentive Compensation - Bonuses

In addition to base salaries, the Corporation may award cash bonuses to employees of the Corporation, including executive officers. As described under "Bonus Plan", the Corporation has established a bonus plan. Seventy-five percent of the entitlement under the bonuses is based on predetermined criteria as described and the balance is discretionary. Bonuses in the aggregate amount of $388,305 were awarded to Named Executive Officers in 2003.

Long-Term Incentive Compensation - Stock Options

Individual stock options are granted by the Board on the recommendation of senior management, in the case of employees, and by the Compensation Committee, in the case of executive officers including the Chief Executive Officer. Stock options are intended to align executive and shareholder interests by attempting to create a direct link between compensation and shareholder return. Participation in the Corporation's stock option plan rewards overall corporate performance, as measured through the price of the Corporation's shares. In addition, the plan enables executives to develop and maintain a significant ownership position in the Corporation.

Stock options are normally awarded by the Board upon the commencement of employment with the Corporation based on the level of responsibility within the Corporation. Additional grants may be made periodically to ensure that the number of options granted to any particular individual is commensurate with the individual's level of ongoing responsibility within the Corporation.

Summary

The Corporation's compensation policies have allowed the Corporation to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. The Compensation Committee and the Board will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with the performance of the Corporation.

Submitted By:

Rodney D. Wimer
Gary F. Aitken
Michael E.J. Phelps

Indebtedness of Directors and Officers

No director, executive officer or other senior officer of the Corporation, or any associate of any such director or officer is, or has been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or any of its subsidiaries in respect of any indebtedness that is still outstanding, nor is, or at any time since the beginning of the most recently completed financial year of the Corporation has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Performance Graph

The following graph compares the yearly change in the cumulative total shareholder return over the last three years of a $100 investment in the Corporation's Common Shares, with the cumulative total return of the S&P/ TSX Composite Index and the TSX Oil & Gas Producers Index, for the comparable period. The Corporation commenced trading on the TSX on July 7, 2003.

Cumulative Total Return on $100 Investment
(July 7, 2003 – December 31, 2003)


150
125
100
75
50
25
0
July 7, 2003
Dec. 31, 2003
Fairborne Year End Price
S&P/TSX Comp. Index
TSX Oil & Gas Prodcuers Index

	July 7, 2003	Dec. 31, 2003
Fairborne Year End Price	100	94.8
S&P/TSX Comp. Index	100	117.3
TSX Oil & Gas Producers Index	100	113.2

Corporate Governance Practices

In 1995, the TSX adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. All corporations listed on the TSX must now annually disclose their approach to corporate governance with specific reference to each of the fourteen specific Guidelines. The Corporation's disclosure with respect to the Guidelines is set forth in Schedule "A" hereto.

The Ontario Securities Commission has published for comment proposals on corporate governance that are intended to replace the Guidelines when they come into force. These proposals are subject to public comment and final regulatory approval and the Corporation is not aware whether they will be adopted in the form proposed or whether changes will be made to them prior to adoption and therefore such proposals have not been reflected in the disclosure on the Guidelines provided herein.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of the Corporation, any shareholder who beneficially owns more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction since the commencement of the last

completed financial year of the Corporation or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries other than the following.

1. Pursuant to a plan of arrangement, the Corporation acquired, effective July 2, 2003, all the outstanding shares of Pivotal. Mr. Richard A. Walls, the President and Chief Executive Officer and a director of the Corporation was also a director of Pivotal. Mr. Walls beneficially owned, directly or indirectly, 966,343 common shares of Pivotal ("Pivotal Common Shares") and held options to acquire 75,000 Pivotal Common Shares. The Pivotal Common Shares and the options to acquire Pivotal Common Shares were exchanged for Common Shares of the Corporation and options to acquire Common Shares of the Corporation pursuant to the plan of arrangement on the same basis as other Pivotal shareholders and optionholders.

2. Certain directors or officers and/or the associates and affiliates subscribed for Common Shares issued on a "flow-through" basis ("Flow-Through Shares") pursuant to a private placement completed by the Corporation on December 9, 2003. Pursuant to the private placement, the Corporation issued an aggregate of 1,500,000 Common Shares at $6.75, of which, an aggregate of 30,000 Flow-Through Shares were subscribed for by directors or officers of the Corporation and/or associates and affiliates thereof. The foregoing subscriptions were on the same terms and conditions as subscriptions by arms' length subscribers to such offering.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director or nominee for director, or senior officer or anyone who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors and the ratification and approval of the Plan Amendment (to the extent that any such persons are entitled to participate in the Plan and be granted options thereunder).

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED April 19, 2004.

FAIRBORNE ENERGY LTD.

(signed) "Richard A. Walls"
President and Chief Executive Officer

(signed) "Robert A. Maitland"
Vice-President, Finance and Chief Financial Officer

SCHEDULE "A"

Fairborne Energy Ltd. Guideline Compliance Table

GUIDELINES	COMPLIANCE	COMMENTS
1. The Board should explicitly assume responsibility for the stewardship of the Corporation, including:		
a) the adoption of a strategic planning process;	Yes	The Board has implemented a strategic planning process which involves, among other things, the following: (i) at least one meeting per year will be devoted substantially to the review of strategic plans that are proposed by management; (ii) ongoing meetings of the Board to discuss strategic planning issues, with and without members of management; and (iii) the Board reviews and assists management in forming the short and long term objectives of the Corporation on an ongoing basis.
b) the identification of the principal risks of the Corporation's business and the implementation of appropriate systems to manage these risks;	Yes	The Board has identified the principal risks of the Corporation's business and works with management on an ongoing basis to assess and review the management of such risks.
c) succession planning, including appointing, training and monitoring senior management;	Yes	The Board takes ultimate responsibility for the appointment and monitoring of the Corporation's senior management. No formal system of succession planning has been developed. The Board reviews the performance of the senior executives on an ongoing basis.
d) the Corporation's communications policy;	Yes	The Board reviews, on an ongoing basis, the methods by which the Corporation communicates with its shareholders, regulatory bodies and the public. The Board or individual members review all of the Corporation's major compliance and communication documents, including annual and quarterly reports, financing documents and other material disclosure documents. Through the Audit Committee, all public financial information is reviewed and recommended to the Board for approval prior to its release. The Corporation has adopted a Disclosure, Confidentiality and Trading Policy which it requires all directors, officers and employees to comply with.
e) the integrity of the Corporation's internal control and management information systems.	Yes	The Board, both directly and through the Audit Committee and the external auditors, assesses the integrity of the Corporation's internal control and management information systems on an ongoing basis.

GUIDELINES	COMPLIANCE	COMMENTS
2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	Four of the six current directors of the Corporation are "unrelated" directors as defined by the TSX, being a director who is independent of management and is free from any interest in any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. The TSX Guidelines also recommend that if a corporation has a significant shareholder, in addition to a majority of unrelated directors, the Board should include a number of directors who do not have interests in or a relationship with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board.
3. The analysis of the application of the principles supporting the conclusion in paragraph 2 above.	Yes	The Board consists of six members, two of whom, Richard A. Walls and David L. Summers, are members of management. As President and Chief Executive Officer and Vice-President, Operations and Chief Operating Officer, respectively, Mr. Walls and Mr. Summers are considered "inside" and "related" directors.
4. The Board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	Yes	The Board has appointed a Corporate Governance and Nominating Committee, comprised of Michael E.J. Phelps, Rodney D. Wimer, Gary F. Aitken and Donald J. Nelson. All members are outside directors. The Corporate Governance and Nominating Committee has amongst its mandates the responsibility for recommending suitable candidates for nomination to the Board and maintaining an overview of the entire membership of the Board, including a review of their continuing qualifications and the continued validity of their credentials.
5. The Board should implement a process to be carried out by the Nominating Committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	Yes	The responsibility for the assessment of the effectiveness of the Board as a whole, the committees of the Board, the appointments to those committees and the mandates thereof, as well as the contribution of individual directors on an ongoing basis, is either considered by the Board as a whole or will be delegated to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee recommends to the Board following each annual meeting of shareholders the allocation of Board members to each Board committee.

GUIDELINES	COMPLIANCE	COMMENTS
6. The existence of an orientation and education program for new recruits to the Board.	Yes	While the Corporation does not currently have a formal orientation and education program for new recruits to the Board, the Corporation has historically provided such orientation and education on an ad hoc and informal basis. As new directors have joined the Board, management has provided these individuals with historical information, minutes of meetings, company policies, insurance coverage and operations data as well as information on the Corporation's performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. The Board believes that these procedures have proved to be a practical and effective approach in light of the Corporation's particular circumstances, including the size of the Corporation, limited turnover of the directors and the experience and expertise of the Board members.
7. The size of the Board and the impact of the number of directors upon the Board's effectiveness.	Yes	The Board considers that six members as proposed to be elected at the Meeting is currently an appropriate number of directors having regard to the size of the Corporation, the number of required committees, the nature of its business and operations and the experience and expertise required to carry out their duties effectively while maintaining a diversity of view and experience. The size and composition of the Board will continue to be assessed and reviewed.
8. The adequacy and form of the compensation of directors should realistically reflect the responsibilities and risk involved in being an effective director.	Yes	The Board has appointed a Compensation Committee comprised of Rodney D. Wimer, Gary F. Aitken and Michael E.J. Phelps. The mandate of the Compensation Committee is to formulate and to make recommendations to the Board in respect of compensation issues relating to directors, senior management and the staff of the Corporation, including reviewing and recommending performance objectives and the compensation package for the Chief Executive Officer.
9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	Yes	The Board has constituted four committees: the Compensation Committee, the Corporate Governance and Nominating Committee, the Reserves Committee and the Audit Committee. All of the members of each of the Board's committees are unrelated, outside directors. While Michael E.J. Phelps is the Chairman of the Board, he is not considered by the Board to be a part of management and thus is an outside director for purposes of the Guidelines.

GUIDELINES	COMPLIANCE	COMMENTS
10. The Board's responsibility for (or a committee of the Board's general responsibility for) developing the Corporation's approach to governance issues.	Yes	The Board has appointed a Corporate Governance and Nominating Committee to enhance corporate governance through a continuing assessment of governance issues and a mandate which includes recommending a broad list of topics of interest that are important for discussion and/or action by the Board, and undertaking on behalf of the Board, such other initiatives as are needed to assist the Board in delivering exemplary governance of the Corporation.
11. The Board has developed:		
(a) position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities; and	See comment	To date, the Board has not developed specific position descriptions for its members since the Board, acting together, exercises plenary power. The Board retains all powers not delegated by the Board to management or Board Committees. The Chief Executive Officer's responsibilities are reviewed annually. The Chief Executive Officer is accountable to the Board for meeting corporate objectives and for managing the day to day business of the Corporation, subject to compliance with plans and objectives approved from time to time by the Board. The Board retains responsibility for significant changes in the Corporation's affairs, such as approval of major expenditures, financing arrangements and significant acquisitions and divestitures.
(b) the corporate objectives for which the CEO is responsible for meeting.	Yes	The corporate objectives of the CEO include maximizing shareholder value, implementing the business plan for the Corporation that is reviewed annually by the Board pursuant to the Board's strategic planning process, developing and staffing the Corporation's management structure and providing effective communication between the Board, management and shareholders.
12. The structures and procedures ensuring that the Board can function independently of management.	Yes	The Corporation has appointed Michael E.J. Phelps as Chairman of the Board and a majority of the Board are independent of management. Neither of the two members of management on the Board sit on any of the committees of the Board. The Board believes it functions and can continue to function independently of management. The Board (including the unrelated members thereof) and any committees can meet in the absence of management at their discretion, and any committee or member of the Board may engage outside advisors at the expense of the Corporation in appropriate circumstances, as discussed below.

GUIDELINES	COMPLIANCE	COMMENTS
13.(a) The Audit Committee of the Board should be composed only of outside directors. (b) The roles and responsibilities of the Audit Committee should be specifically defined. (c) The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. (d) The Audit Committee's duties should include oversight responsibility for management reporting on internal controls and should ensure that management has designed and implemented an effective system of internal controls.	Yes	The Corporation's Audit Committee is comprised of Michael E.J. Phelps, Rodney D. Wimer and Gary F. Aitken, all of whom are outside directors. While Michael E.J. Phelps is the Chairman of the Board of Directors, he is not considered by the Board to be a part of management and thus is an outside director for purposes of the Guidelines. The Audit Committee meets at least once each quarter and, among other things, with the assistance of the external auditors, is responsible for reviewing management programs and policies regarding the adequacy and effectiveness of the internal controls over the accounting and financial reporting systems within the Corporation, including management's response to internal control recommendations of the external auditors.
		The Audit Committee reviews management plans regarding changes in accounting practices and policies and the financial impact thereof and is responsible for reviewing the major areas of management judgement and estimates that have a significant effect upon the financial statements. The Audit Committee receives a yearly update from the Corporation's external auditors with respect to the Corporation's financial control and information systems which comes to their attention during the course of conducting the year end audit. Results of that update is relayed by the Audit Committee to the full Board for its consideration. The Audit Committee meets with the Corporation's external auditors quarterly without management present and may do so at any time throughout the rest of the year. All financial statements, quarterly reports and other financial information that are publicly disseminated are reviewed by the Audit Committee prior to release for approval.
14. The existence of a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances.	Yes	A director or a group of directors may engage outside advisors at the expense of the Corporation, subject to approval of the Corporate Governance and Nominating Committee.

FAIRBORNE ENERGY LTD.

Instrument of Proxy
For Annual and Special Meeting of Shareholders

The undersigned shareholder of Fairborne Energy Ltd. (the "Corporation") hereby appoints Richard A. Walls, President and Chief Executive Officer of the Corporation, or failing him, Robert A. Maitland, Vice-President, Finance and Chief Financial Officer of the Corporation, or instead of either of the foregoing, ________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the shareholders of the Corporation (the "Meeting"), to be held on June 2, 2004 and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. **FOR** ☐ **or AGAINST** ☐ fixing the number of directors to be elected at the Meeting at six;

2. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the election of directors as specified in the Information Circular - Proxy Statement of the Corporation dated April 29, 2004 (the "Information Circular");

3. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration as such;

4. **FOR** ☐ **or AGAINST** ☐ an ordinary resolution ratifying and approving an amendment to the Corporation's share option plan to increase the number of common shares of the Corporation issuable on exercise of stock options granted thereunder by 1,451,680 Common Shares, as more particularly described in the Information Circular; and

5. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of the Corporation. The shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a shareholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of ______________, 2004.

____
(signature of shareholder)

____
(name of shareholder - please print)

(see over for notes)

NOTES:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporation's Secretary, c/o Computershare Trust Company of Canada, Stock Transfer Department, 6th Floor, Watermark Tower, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, so it is received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

5. If not dated, this proxy shall be deemed to bear the date on which it was mailed to shareholders by the Corporation.

Fairborne Energy Ltd.
SUPPLEMENTARY MAILING LIST
RETURN CARD

In accordance with National Instrument 51-102, Fairborne Energy Ltd. maintains a Supplementary Mailing List to distribute Interim Financial Statements (and related management discussion and analysis) to its shareholders. In addition, Fairborne Energy Ltd. maintains a website at www.Fairborne-energy.com containing historical data, company information and all press releases and Interim Financial Statements. If you wish to be included in the Supplementary Mailing List of Fairborne Energy Ltd., please complete and return this form, in order to receive it's Interim Financial Statements.

TO: Fairborne Energy Ltd.
2900, 605 – 5th Ave. S.W.
Calgary, Alberta T2P 3H5

The undersigned certifies that the undersigned is the owner of securities of Fairborne Energy Ltd. and requests that the undersigned be placed in the Supplementary Mailing List of Fairborne Energy Ltd. for it's Interim Financial Statements (and related management discussion and analysis).

Date: ____________________

____
Name

____
Address

____
City, Province & Postal Code

____
Signature

PVTQ

AUDITORS' REPORT

To the Shareholders of Fairborne Energy Ltd.

We have audited the consolidated balance sheets of Fairborne Energy Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 2003 and for the seven month period from May 31, 2002 to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the year ended December 31, 2003 and for the seven month period from May 31, 2002 to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
March 31, 2004

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

		December 31, 2003	December 31, 2002
Assets			
Current assets			
Cash and cash equivalents		$ 6,151,841	$ 3,586,747
Accounts receivable		14,126,079	4,430,697
Prepaid expenses and deposits		1,997,492	980,928
		22,275,412	8,998,372
Fixed assets	*(Note 4)*		
Petroleum and natural gas properties and equipment		123,019,574	43,210,759
Office furniture and equipment		843,104	325,771
Accumulated depletion and depreciation		(16,312,598)	(4,149,402)
		107,550,080	39,387,128
Goodwill	*(Note 3)*	6,360,000	–
		$ 136,185,492	$ 48,385,500
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities		$ 21,131,962	$ 6,743,395
Equipment lease	*(Note 5)*	2,573,332	124,979
Bank indebtedness	*(Note 6)*	7,940,800	–
		31,646,094	6,868,374
Equipment lease		–	2,573,332
Provision for site restoration		2,764,000	1,086,027
Future income taxes	*(Note 7)*	15,791,000	982,000
Shareholders' Equity			
Capital stock	*(Note 8)*	73,040,241	34,437,004
Contributed surplus	*(Note 8)*	330,991	–
Retained earnings		12,613,166	2,438,763
		85,984,398	36,875,767
Commitments	*(Note 10)*		
Subsequent events	*(Note 11)*		
		$ 136,185,492	$ 48,385,500

See accompanying notes to the consolidated financial statements





Michael E.J. Phelps
Director
March 31, 2004

Gary F. Aitken
Director

Consolidated Statements of Operations and Retained Earnings

		For the Year Ended December 31, 2003	For the Seven Months Ended December 31, 2002
Revenue			
Petroleum and natural gas sales		$ 50,887,666	$ 16,376,092
Royalties		(9,436,353)	(2,968,912)
		41,451,313	13,407,180
Expenses			
Production		8,365,003	3,566,787
General and administrative		3,369,116	876,847
Interest		516,967	152,031
Future site restoration		1,405,400	578,900
Depletion and depreciation		12,163,196	4,149,402
		25,819,682	9,323,967
Income before taxes		15,631,631	4,083,213
Taxes	*(Note 7)*		
Future income taxes		5,253,000	1,607,000
Capital taxes		204,228	37,450
		5,457,228	1,644,450
Net Income		10,174,403	2,438,763
Retained earnings, beginning of period		2,438,763	–
Retained earnings, end of period		$ 12,613,166	$ 2,438,763
Net income per share	*(Note 8)*		
Basic		$ 0.40	$ 0.12
Diluted		$ 0.39	$ 0.12

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

		For the Year Ended December 31, 2003	For the Seven Months Ended December 31, 2002
Cash provided by (used in):			
Operating activities			
Net income		$ 10,174,403	$2,438,763
Items not involving cash			
Depletion and depreciation		12,163,196	4,149,402
Future site restoration		1,405,400	578,900
Compensation expense		154,315	–
Future income taxes	*(Note 7)*	5,253,000	1,607,000
		29,150,314	8,774,065
Site restoration expenditures		(782,799)	(292,873)
Change in non-cash working capital		(7,512,336)	(1,124,652)
		20,855,179	7,356,540
Financing activities			
Issuance of common shares net of costs	*(Note 8)*	10,939,340	33,812,004
Equipment lease payments	*(Note 5)*	(124,979)	(67,228)
Bank indebtedness	*(Note 6)*	(4,295,316)	–
		6,519,045	33,744,776
Investing activities			
Capital expenditures		(34,496,454)	(7,170,991)
Property dispositions		1,542,903	–
Corporate acquisitions	*(Note 3)*	(800,000)	–
Acquisition of petroleum and natural gas properties	*(Note 3)*	–	(33,394,564)
Change in non-cash working capital		8,944,421	3,050,986
		(24,809,130)	(37,514,569)
Change in cash and cash equivalents		2,565,094	3,586,747
Cash and cash equivalents, beginning of period		3,586,747	–
Cash and cash equivalents, end of period		$ 6,151,841	$ 3,586,747
Cash interest paid		$ 516,967	$ 130,682
Capital taxes paid		$ 104,228	$ –

See accompanying notes to the consolidated financial statements.



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2003 and the Seven Months from May 31, 2002 to December 31, 2002

NATURE OF OPERATIONS:

Fairborne Energy Ltd. (the "Company" or "Fairborne") is a resource-based company engaged in the exploration for, and the development and production of natural gas, natural gas liquids and crude oil in Western Canada. The Company was incorporated under the laws of the Province of Alberta on January 9, 2002 and commenced active operations with the purchase of certain petroleum and natural gas properties and equipment on May 31, 2002.

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada and they include the accounts of the Company and its wholly owned subsidiaries. All inter-company transactions have been eliminated.

b) Petroleum and natural gas operations

The Company follows the full cost method of accounting for petroleum and natural gas properties and facilities whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more.

The accumulated costs, less the costs of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties as determined by independent evaluators. Natural gas reserves and production are converted into equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties, are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

The net carrying amount of the Company's petroleum, and natural gas properties is limited to a ceiling, being the aggregate of future net revenues from proved reserves, less future capital costs plus the costs of unproved properties, net of impairment allowances, less future site restoration costs, general and administrative costs, financing costs and income taxes. Further, net revenues have been calculated using prices and costs in effect at the Company's period end without escalation or discounting.

c) Interest in joint ventures

Substantially all of the Company's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

d) Goodwill

The Company records goodwill relating to acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. Goodwill is assessed for impairment annually at year-end or if events occur that could result in an impairment. Impairment is recognized based on the fair value of the Company compared to the book value of the Company. If the fair value of the Company is less than the book value, impairment is measured by allocating the fair

value of the Company to the identifiable assets and liabilities as if the Company had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the Company over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs.

e) Future Site Restoration

Estimated future site restoration costs are provided for over the life of the estimated proven reserves on a unit-of-production basis. Costs are estimated each year by management in consultation with the Company's engineers based on current regulations, costs, technology and industry standards. The period charge is expensed and actual site restoration and abandonment expenditures are charged to the accumulated provision account as incurred.

f) Risk management

Financial instruments may be utilized by the Company to manage its exposure to commodity price fluctuations and foreign currency exposures. The Company's practice is not to utilize financial instruments for trading or speculative purposes.

The Company formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Foreign exchange gains and losses on foreign currency exchange swaps used to hedge US dollar denominated commodity contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

The Company may use forwards, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

g) Stock-Based Compensation

The Company has a stock based compensation plan, which is described in Note 8. Compensation expense associated with the stock based compensation plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the stock based compensation at the date of the grant using a Black-Scholes option pricing model.

Any consideration received upon exercise of the stock based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders' equity.

h) Income Taxes

The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

i) Flow-through Shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Future tax liabilities and share capital are adjusted by the estimated cost of the renounced tax deductions when the shares are issued.

j) Office furniture and equipment

Office furniture and equipment is stated at cost. Depreciation is provided on a declining balance basis at a rate of 20%.

k) Cash and cash equivalents

The Company considers cash and short term deposits with maturities of three months or less as cash and cash equivalents.

l) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the period then ended. Actual results could differ from those estimates.

The amounts recorded for depletion and depreciation and the provision for future site restoration are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

m) Per Share Information

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on the exercise of in the money options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

n) Revenue Recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

2. Changes in Accounting Policies

Stock-Based Compensation Plan

Effective January 1, 2003, the Company prospectively adopted amendments to a Canadian accounting standard relating to recognizing the compensation expense associated with stock based compensation plans, as outlined in Note 1. Under the amended standards, the Company must recognize compensation expense based on the fair value of the stock options granted under the Company's stock based compensation plan. The company uses a Black-Scholes option pricing model to determine the fair value at the date of grant. The impact of adoption was a decrease in income and an increase in contributed surplus of $154,315 for the year ended December 31, 2003.

3. Acquisitions

On July 2, 2003 the shareholders of the Company and Pivotal Energy Ltd. ("Pivotal") approved an Arrangement Agreement to merge the two companies and continue as a publicly listed company named Fairborne Energy Ltd. As consideration for the transaction, Pivotal shareholders received 0.485 of a Fairborne common share for each Pivotal common share held. In addition, options to acquire Pivotal shares were exchanged for 778,162 options to acquire Fairborne shares. Upon closing of the arrangement, Fairborne had approximately 30.3 million common shares outstanding, of which prior Fairborne shareholders held approximately 65% of outstanding common shares and prior shareholders of Pivotal held approximately 35%. As such, the transaction was accounted for as an acquisition of Pivotal by Fairborne.

The purchase price equation is as follows:

Cost of Acquisition:		
Shares	$	31,047,954
Transaction costs		800,000
Options		632,879
	$	32,480,833
Allocated:		
Current assets	$	3,975,892
Petroleum and natural gas properties and equipment		47,425,800
Goodwill		6,360,000
Current liabilities		(6,220,428)
Bank indebtedness		(12,236,116)
Provision for site restoration		(1,055,372)
Future income taxes		(5,768,943)
	$	32,480,833

On May 31, 2002, the Company acquired certain petroleum and natural gas assets located in Central Alberta. The acquisition has been accounted for by the purchase method. Details of the acquisition are as follows:

Net assets acquired:		
Petroleum and natural gas properties and equipment	$	36,365,539
Future site restoration costs		(800,000)
Assumption of equipment lease		(2,765,539)
		32,800,000
Non-cash working capital		594,564
	$	33,394,564
Consideration:		
Cash	$	32,810,340
Transaction costs		584,224
	$	33,394,564

4. PETROLEUM AND NATURAL GAS PROPERTIES AND EQUIPMENT:

	2003	2002
Petroleum and natural gas properties and equipment	$123,019,574	$43,210,759
Office furniture and equipment	843,104	325,771
	123,862,678	43,536,530
Accumulated depletion and depreciation	(16,312,598)	(4,149,402)
	$107,550,080	$39,387,128

Included in petroleum and natural gas properties and equipment are compressors under capital lease. At December 31, 2003 the cost and the accumulated depletion and depreciation of the assets under capital lease was $2,765,539 and $651,436 respectively, (2002 - $2,765,539 and $248,750, respectively).

As at December 31, 2003, the Company had a surplus in its ceiling test using year end prices. Costs of acquiring undeveloped properties in the amount of $9,730,000 were excluded from the depletion calculations, (2002 - $541,000).

As at December 31, 2003, estimated future site restoration costs to be accrued over the life of the remaining proven reserves were approximately $13.6 million.

5. EQUIPMENT LEASE

The Company has given notice to repay the equipment lease in early April 2004. The equipment lease is repayable in monthly installments of $29,977 including interest at 8.9%.

6. BANK INDEBTEDNESS

At December 31, 2003 the Company had available $47 million of demand operating credit facilities from two Canadian chartered banks subject to the banks' valuation of the petroleum and natural gas properties owned by the Company. The facilities bore interest at the banks' prime rate. At December 31, 2003 $7,940,800 was drawn under the facilities. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement. On March 3, 2004, the two Canadian chartered banks increased the credit facilities to $50 million.

7. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result, which would have been obtained in applying the combined federal and provincial tax rate to the Company's earnings before income taxes. The difference results from the following items:

	2003	2002
Earnings before taxes	$15,631,631	$ 4,083,213
Combined federal and provincial tax rate	40.62%	42.1%
Computed "expected" income tax expense	6,349,569	1,719,000
Increase (decrease) in income taxes resulting from:		
Non-deductible crown charges	2,037,000	874,000
Resource allowance	(2,738,000)	(986,000)
Effect of changes in tax rate	(878,700)	–
Other	483,131	–
Future income taxes	5,253,000	1,607,000
Capital taxes	204,228	37,450
	$ 5,457,228	$ 1,644,450

The components of the future income tax liability at December 31, 2003 and 2002 are as follows:

	2003	2002
Future income tax liabilities:		
Petroleum and natural gas properties and equipment	$17,552,000	$ 1,602,000
Future income tax assets:		
Future site restoration	(961,000)	(120,000)
Share issue costs	(800,000)	(500,000)
	(1,761,000)	(620,000)
Net future income tax liability	$15,791,000	$ 982,000

8. Capital Stock

a) Authorized

(i) Unlimited number of common shares; and

(ii) Unlimited number of preferred shares, issuable in series, rights and privileges to be determined upon issue, of which none have been issued.

b) Common Shares, Issued and Outstanding

	2003		2002	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	19,750,000	$ 34,437,004	–	$ –
Initial private placement issued for cash	–	–	4,600,000	5,060,000
Private placement of common shares issued for cash	–	–	15,150,000	30,300,000
Shares issued on acquisition of Pivotal *(Note 3)*	10,576,688	31,047,954	–	–
Issued on exercise of options	501,481	1,807,341	–	–
Flow-through shares issued for cash	1,500,000	10,125,000	–	–
Future tax impact of flow through shares	–	(4,011,357)	–	–
Share issue costs	–	(590,001)	–	(1,547,996)
Future tax benefit of issue costs	–	224,300	–	625,000
	32,328,169	$ 73,040,241	19,750,000	$34,437,004

In conjunction with the acquisition of Pivotal on July 2, 2003, all existing Fairborne common shares and Class A common shares were converted into new common shares of Fairborne.

The Company has a commitment to spend $10.1 million in 2004 on qualifying expenditures pursuant to the December 9, 2003 flow through private placement. All of the expenditures were renounced effective December 31, 2003 but are required to be incurred in 2004.

c) Contributed Surplus

	2003
Balance, beginning of year	$ –
Options issued on acquisition of Pivotal *(Note 3)*	632,879
Options granted	154,315
Options exercised	(403,000)
Options cancelled and expired	(53,203)
	$ 330,991

The Company recorded the compensation cost related to stock options granted in 2003. The amount of compensation cost is reduced for stock options granted on or after January 1, 2003 which were subsequently cancelled.

The weighted average fair value of stock options granted in 2003 was $1.11 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and expected life of 3 years.

The fair value of stock options and warrants granted prior to January 1, 2003 is not significant.

d) Per Share Amounts

The following table summarizes the weighted average common shares used in calculating net income per share:

	2003	2002
Basic	25,177,504	19,750,000
Diluted	26,424,044	19,750,000

The reconciling item between the basic and diluted average common shares are outstanding stock options and outstanding warrants.

e) Stock Options

There are 2,861,049 stock options outstanding at December 31, 2003 with a weighted average exercise price of $2.90 per share. The options expire between March 11, 2004 and November 4, 2008.

The following table sets forth a reconciliation of the stock option plan activity for the periods ended December 31, 2002 and December 31, 2003:

	2003		2002	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	1,902,500	$ 2.40	–	$ –
Options issued on acquisition of Pivotal *(Note 1)*	778,162	$ 3.10	–	–
Granted	759,500	$ 4.17	1,902,500	$ 2.40
Exercised	(501,481)	$ 2.80	–	$ –
Expired and cancelled	(77,632)	$ 5.82	–	$ –
Outstanding, end of period	2,861,049	$ 2.90	1,902,500	$ 2.40
Exercisable, end of period	841,209	$ 2.52	–	$ –

The following table summarizes stock options outstanding under the plan at December 31, 2003:

Exercise Price	Options Outstanding	Remaining Term *(years)*	Options Exercisable
$1.75 - $1.84	57,162	1.7	57,162
$2.40 - $3.09	2,108,086	3.5	767,246
$3.42 - $4.76	388,912	4.3	10,912
$5.20 - $5.92	306,889	4.7	5,889
	2,861,049	3.7	841,209

f) Warrants

There are 1,960,000 warrants to purchase common shares at $3.50 per share exercisable at any time prior to close of business on May 31, 2006.

9. Financial instruments

a) Credit Risk:

A significant portion of the Company's accounts receivable are from joint venture partners in the oil and gas industry and are subject to normal industry credit risks.

b) Fair value of financial instruments:

The carrying value of the Company's financial instruments, other than bank indebtedness, approximate their fair value due to their short maturity. The fair value of the bank indebtedness approximates its carrying value as it bears interest at a floating rate.

c) Forward Sales Contracts:

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers. The following summarizes the contracts outstanding at December 31, 2003:

Commodity	Period	Volume	Price	
Natural Gas	January 1 to March 31, 2004	2,000 GJ/day	CDN	$6.54/GJ
Natural Gas	March 1 to March 31, 2004	2,000 GJ/day	CDN	$6.33/GJ
Natural Gas	January 1 to February 29, 2004	2,000 GJ/day	CDN	$6.40 - $7.10/GJ
Crude Oil	January 5 to June 30, 2004	350 bbls/day	CDN	$37.90
Crude Oil	January 5 to March 31, 2004	350 bbls/day	WTI US	$31.35
Crude Oil	April 1 to June 30, 2004	350 bbls/day	WTI US	$30.32
Crude Oil	July 1 to September 30, 2004	350 bbls/day	WTI US	$32.25

On January 28, 2004 the Company has sold forward US$1,623,000 of foreign exchange exposure at Cdn $1.3230 to US $1.00 (US $0.7559 to Cdn $1.00) to June 30, 2004.

10. Commitments

The Company has certain lease commitments for its office premises through to September 30, 2008. As at December 31, 2003 the payments due under these commitments are approximately:

Year	Commitment
2004	$ 348,000
2005	$ 348,000
2006	$ 348,000
2007	$ 348,000
2008	$ 261,000

11. Subsequent events

On March 31, 2004 the Company acquired oil, natural gas and natural gas liquids assets located in the West Pembina/Brazeau area of West Central Alberta for total consideration of $116 million subject to closing adjustments.

On February 27, 2004, the Company issued, on a private placement basis, 6,178,000 Subscription Receipts at a price of $6.65 each, for gross proceeds of $41,083,700 (net proceeds of approximately $38,900,000) exchangeable into common shares on closing of the acquisition noted above. On March 31, 2004, the subscription receipts were converted into 6,178,000 common shares. In addition, on March 31, 2004, the Company's credit facilities were increased to $85 million. The proceeds of the issue of common shares combined with bank borrowings were used to acquire the assets noted above.

May 04, 2004

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
TSX

Dear Sirs:

Subject: Fairborne Energy Ltd.

We confirm that the following material was sent by pre-paid mail on May 3, 2004 to the registered shareholders of the common shares of the subject Corporation:

1. Annual Report 2003
2. Notice of Meeting / Information Circular
3. Proxy
4. Proxy Return Envelope
5. NI 54-102 Card

We further confirm that copies of the above mentioned material were sent by courier, on May 3, 2004 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,



Tracy Williams
Mailing Professional
ClientServicesMailings@Computershare.com

cc: Fairborne Energy Ltd.
Attention: Rob Maitland

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is provided by the management of Fairborne Energy Ltd. ("Fairborne" or the "Company") to review first quarter 2004 activities and the results as compared to the previous period. This MD&A should be read in conjunction with the unaudited consolidated interim financial statements for the three months ended March 31, 2004 and 2003 and the audited consolidated financial statements for the year ended December 31, 2003.

Fairborne is a publicly traded company with its head office in Calgary and is engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Western Canada. The Company uses a strategy to balance risk and reward by focusing on opportunities by geographic area and prospect type using a portfolio approach to exploration and development expenditures. The Company was incorporated as a private company in early 2002 and in June, 2002 commenced active operations.

Per barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

This MD&A contains forward-looking statements. Forward-looking statements are based on current expectation that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

This document contains the term "funds generated from operations", which should not be considered as an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairborne also represents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of income per share.

Significant Accounting Policies

Use of Estimates

The amounts for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset Retirement Obligations

The Company retroactively adopted the new accounting standard for asset retirement obligations at January 1, 2004. All existing reclamation and abandonment liabilities were reversed and the new standard was set up with prior years being restated. The asset retirement obligation was measured and recorded at fair market value with a corresponding increase in oil and gas properties. The asset retirement obligation increases over time with a corresponding accretion expense until the obligations are settled.

Full Cost Accounting for Oil and Gas

The Company adopted the revised full cost method of accounting for oil and gas as outlined in Accounting Guideline 16, which includes limiting the carrying value of oil and gas properties to their estimated fair value. The fair value is estimated to be the future cash flow from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the prior ceiling test calculation that used undiscounted cash flows and constant prices, adjusted for general and administrative and financing costs.

Selected Financial Information

The following table sets forth selected financial information of the company for the period indicated:

($ thousands except per share amounts)	Three Months Ended March 31 2004	2003 (restated)
Petroleum and natural gas sales, before royalties	**18,429**	9,531
Funds generated from operations	**9,963**	5,701
Per share — basic	**0.31**	0.29
Per share — diluted	**0.28**	0.29
Net income	**3,295**	2,222
Per share — basic	**0.10**	0.11
Per share — diluted	**0.09**	0.11
Total assets	**266,338**	55,769
Long term debt including working capital	**90,870**	Nil

Production

Crude oil and NGL production averaged 2,095 bbls/day and natural gas averaged 17.9 million cubic feet ("Mmcf") per day for a total of 5,071 BOE/day for the quarter ended March 31, 2004. This compares favorably with the 2,592 BOE per day recorded in first three months of 2003 and represents a 96 percent increase in average production. In comparing the average volumes in the two periods, it is important to consider the effect of the acquisition of Pivotal Energy Ltd. ("Pivotal") completed on July 2, 2003 which resulted in approximately a 50 percent increase in Fairborne's productive capability at that time. The Pivotal acquisition and Fairborne's drilling program have been more focused on adding additional volumes of natural gas and, as such, the production mix has moved from being 64 percent crude oil and NGL in the first three months of 2003 to 41 percent crude oil and NGL for the three months ended March 1, 2004. The West Pembina/Brazeau properties presently produce approximately 74 percent natural gas, which further strengthens Fairborne as a natural gas producer.

Commodity Prices

Commodity prices for crude oil and NGL were consistent quarter over quarter. Fairborne's crude oil and NGL price averaged $40.15 per barrel during the first three months of 2004 compared to $40.70 during the first three months of 2003.

Fairborne's natural gas prices were consistent quarter over quarter. For the three months ended March 31, 2004 the natural gas price was $6.58 and $6.77 for the three months ended March 31, 2003. Commodity prices for crude oil and natural gas are both maintaining these high levels and the outlook for future prices is expected to be high by historical standards.

Hedging Activities

When Fairborne hedges oil and gas prices, the hedging strategy is intended to provide certainty to cash flow by fixing the price on a portion of the production portfolio. During the first three months of 2004, Fairborne hedged an average of 700 barrels per day (33 percent of total crude oil production) and 3.8 Mmcf per day (21 percent of natural gas production). Hedging activity in the first quarter reduced the crude oil price by $2.27 per barrel and increased the natural gas price by $0.07 per Mcf.

In addition, Fairborne has hedged U.S. $965,000 of foreign exchange exposure at Cdn. $1.3230 to U.S. $1.00 (U.S. $0.7559 to Cdn. $1.00) and US$1,039,000 of foreign exchange exposure at Cdn $1.3468 to US $1.00 (US $0.7425 to Cdn $1.00). At March 31, 2004 the estimated fair value of the foreign exchange contract is U.S. $21,000 which represents the amount the Company would pay to terminate the contract at March 31, 2004.

Production Revenue

For the three months ended March 31, 2004, revenues increased 93 percent to $18,429,000 from $9,531,000 for the same period in 2003 due mainly to higher production volumes.

($ thousands except per unit)	Three Months Ended March 31			
	2004	$/Unit	2003	$/Unit
Natural gas	10,686	6.58	3,407	6.77
Oil and NGL	7,743	40.15	6,124	40.70
Total revenue	18,429	39.98	9,531	40.90

Expenses

Royalties consist of payments made to the Alberta government, freehold landowners and overriding royalty owners. Some of the Fairborne properties are located on freehold land on which royalty rates tend to be lower. As such, royalties totaled $4,220,000 which is an overall royalty rate of 22.9 percent for the three months ended March 31, 2004. For the same period in 2003 royalties were $1,665,000 and the royalty rate was 17.5 percent. The increase in the rate is due to the addition of the Pivotal properties which were not added until the third quarter of 2003. The royalty rate for the remainder of 2004 is expected to average about 23 percent and should remain constant with the addition of the West Pembina properties.

Fairborne operates in excess of 95 percent of its production and consequently maintains a higher degree of control over operating costs. On a BOE basis, operating costs were $6.38 per BOE or $2,940,000 in total during the three months ended March 31, 2004. For the same period in 2003 operating costs were $7.08 per BOE or $1,651,000. This is a decrease of 10 percent per BOE. For the remainder of 2004 operating costs are expected to average approximately $6.00 per BOE. The addition of the West Pembina Brazeau properties should not appreciably change this rate.

During the first quarter of 2004, general and administrative expenses were $1,138,000 or $2.47 per BOE in comparison to the first quarter of 2003 whereby general and administrative costs were $431,000 or $1.85 per BOE. As the company grows and adds staff connected with the additional requirement of operating the West Pembina/Brazeau production, these costs will increase on an absolute basis but Fairborne does anticipate reducing these costs, on a BOE basis.

Interest for the three months ended March 31, 2004 increased to $160,000 compared to $65,000 during the same period in 2003. This increase is the result of higher average debt during the period compared to 2003.

Funds Generated from Operations and Net Income

($ thousands except per BOE)	Three Months Ended March 31			
	2004	$/BOE	2003 (restated)	$/BOE
Production revenue	18,429	39.98	9,531	40.90
Royalties	4,220	9.15	1,665	7.14
Net revenue	14,209	30.83	7,866	33.76
Operating expenses	2,940	6.38	1,651	7.08
Net operating income	11,269	24.45	6,215	26.68
General & administrative (Net of non-cash compensation expense)	1,065	2.31	431	1.85
Interest	160	0.35	65	0.28
Capital taxes	81	0.18	18	0.08
Funds generated from operations	9,963	21.61	5,701	24.47
Compensation expense	73	0.16	–	–
Depletion and depreciation	4,983	10.81	2,106	9.04
Accretion	136	0.30	113	0.48
Future income taxes	1,476	3.20	1,260	5.41
Net income	3,295	7.14	2,222	9.54

For the three months ended March 31, 2004, the depletion expense is $10.81 per BOE and the accretion expense is $0.30 per BOE. The depletion expense decreased on a BOE basis from the fourth quarter of 2004 due to positive reserve additions in the first quarter mostly related to the Wild River well. The depletion expense will increase, on a BOE basis, with the acquisition of the West Pembina/Brazeau properties. The magnitude of increases will be dependent on Fairborne's ability to efficiently add reserves on its properties.

Effective January 1, 2004, Fairborne retroactively adopted, with restatement of prior periods, a new accounting standard relating to asset retirement obligations. The effect of the adoption on income is presented below as increases (decreases):

Income Statement

($ thousands)	**Three Month Period Ended March 31, 2004**	Three Month Period Ended March 31, 2003	Year Ended December 31, 2003
Accretion expense	**136**	113	558
Depletion and depreciation on asset retirement costs	**158**	153	619
Future site restoration expense	**(573)**	(254)	(1,405)
Future income taxes	**101**	(5)	82
Net income impact	**178**	7	146

Fairborne's effective income tax rate is 32 percent consisting primarily of future income taxes. In 2004, Fairborne does not envision paying cash income taxes.

Funds Generated from Operations

The combination of production levels, commodity prices and expenses detailed above resulted in funds generated from operations of $9,963,000 ($0.31 per share) for the three months ended March 31, 2004. With present production levels at approximately 8,150 BOE per day and additional production of 1,825 BOE per day to be connected in the next 60 to 90 days, the level of funds generated should increase in the remaining nine months of 2004 with the inclusion of the West Pembina/Brazeau properties.

Liquidity and Capital Resources

Fairborne's capital program for the first three month of 2004 totaled $130,345,000 including the acquisition of assets connected with the West Pembina/Brazeau acquisition as detailed in the following table:

Capital Expenditures

	Three Months Ended March 31	
($ thousands)	**2004**	2003
Exploration and development expenditures		
Land and lease acquisitions	1,596	186
Geological and geophysical	1,374	1,147
Drilling, completions and workovers	**10,561**	2,406
Well equipment and facilities	5,553	857
Corporate assets	49	5
	19,133	4,601
Acquisitions, net of dispositions		
Acquisitions	111,212	–
Dispositions	–	–
	111,212	4,601
	130,345	4,601

Expenditures for land and leases during the first quarter combined with the West Pembina/Brazeau acquisition resulted in Fairborne holding, at March 31, 2004, 239,102 net acres of undeveloped land with an average working interest of 65 percent. Drilling expenditures resulted in a total of 42 (29.3 net) wells drilled resulting in 2 (2.0 net) crude oil wells, 36 (24.3 net) natural gas wells and 4 (3.0 net) wells were dry and abandoned for an overall success rate of 90 percent. Fairborne operated all but one well in this program. The capital program was financed by funds generated from operations of $9,963,000 and additional bank debt .

Fairborne has a revolving demand loan based on a borrowing base determined by the Company's bankers. In connection with the acquisition of West Pembina/Brazeau properties, the bankers have increased the line to $85 million. The amount of the line drawn at March 31, 2004 is $73,674,000.

The capital budget for the remainder of 2004 totals $50 million not including the disposition of minor properties. Fairborne typically utilizes three sources of funding to finance its capital expenditures: funds generated from operations, bank borrowings and new equity issued, if available on favorable terms.

Share Capital

Equity Outstanding:

During the first quarter of 2004, Fairborne issued a total of 6,198,000 common shares, of these, 6,178,000 were issued in connection with the West Pembina/Brazeau acquisition and 20,000 were issued on exercise of share options. The following chart shows the common share equity outstanding:

(thousands)	March 31 2004
Common shares	38,526
Warrants	1,960
Stock options	3,028
Weighted average shares outstanding for the period	
Basic	32,401
Diluted	35,161

Business Environment and Risk

The business risks the Company are exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Company. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to ensure efficient and cost effective operations;
- employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.


FAIRBORNE ENERGY LTD.
QUARTER 1 2004

Quarterly Report to the Shareholders for the Three Months Ended March 31, 2004

Fairborne reports Q1 results — record activity levels yield strong results

HIGHLIGHTS

		Three Months Ended March 31		Percent
		2004	2003	Change
Financial	*($ thousands, except per share amounts)*		*(restated)*	
	Gross revenue	18,429	9,531	93
	Funds generated from operations	9,963	5,701	75
	Per share - basic	0.31	0.29	7
	Per share - diluted	0.28	0.29	(3)
	Net Earnings	3,295	2,222	48
	Per share - basic	0.10	0.11	(9)
	Per share - diluted	0.09	0.11	(18)
	Capital expenditures	19,133	4,601	316
	West Pembina/Brazeau acquisition	115,876	–	n/a
	Net debt	90,870	–	n/a
Operating	*(Units as noted)*			
	Production			
	Crude oil (bbls/d)	1,956	1,497	31
	Natural gas liquids (bbls/d)	139	162	(14)
	Natural gas (mcf/d)	17,853	5,596	219
	Total production (boe/d @ 6:1)	5,071	2,592	96
	Average sales price			
	Crude oil ($/bbl)	39.92	40.62	(2)
	Natural gas liquids ($/bbl)	43.35	41.41	5
	Natural gas ($/mcf)	6.58	6.77	(3)
	Netback per boe (6:1) ($)			
	Petroleum and natural gas sales	39.98	40.90	(2)
	Royalties	9.15	7.14	28
	Operating expenses	6.38	7.08	(10)
	Operating netback	24.45	26.68	(8)

ACCOMPLISHMENTS

- Purchased operated oil, natural gas and NGL properties located in the West Pembina/Brazeau area of west central Alberta for a total consideration of $115.9 million including asset retirement obligations of $4.7 million. This acquisition adds approximately 3,600 BOE per day and 96,000 net acres of undeveloped land.
- Closed a private placement of 6,178,000 Subscription Receipts, at a price of $6.65 each, for net proceeds of $38.9 million.
- Flow tested an exploratory well at Wild River at various rates up to a maximum of 14.2 Mmcf per day at a flowing wellhead pressure of 3,700 psi.
- Drilled a total of 42 (29.3 net) wells which resulted in 2 (2.0 net) crude oil wells, 36 (24.3 net) natural gas wells and 4 (3.0 net) wells were dry and abandoned for an overall success rate of 90 percent and an average working interest of 70%.
- Established a production base of 41% light crude oil and NGL and 59% natural gas with production averaging 2,095 barrels per day of crude oil and natural gas liquids ("NGL") and 17.9 million cubic feet ("Mmcf") per day of natural gas resulting in a total of 5,071 BOE per day. This production base has increased with the acquisition of the West Pembina assets with the percentage of natural gas moving upward.

REPORT TO SHAREHOLDERS

Fairborne Energy Ltd. ("Fairborne" or "Company") is pleased to present the results of its operations for the first three months of 2004. The first quarter of 2004 saw significant changes in Fairborne's size and level of operations. Fairborne focused the majority of its first quarter capital program on drilling and will see the production benefit from these wells begin in the second quarter. In addition, a significant acquisition was completed in the first quarter which provides the Company with the advantage of an increased production base and a large undeveloped land base to aggressively pursue new drilling opportunities.

On February 8, 2004, the Company entered into a purchase and sale agreement to purchase operated oil, natural gas and NGL properties located in the West Pembina/Brazeau area of west central Alberta for a total consideration of $115.9 million. This acquisition closed on March 31, 2004 and the result of operations from these properties will be included in Fairborne's operations commencing April 1, 2004.

In conjunction with the purchase, on February 27, 2004 Fairborne closed a private placement of 6,178,000 Subscription Receipts, at a price of $6.65 each, for net proceeds of $38.9 million. The Subscription Receipts were converted into common shares on a one-for-one basis in connection with the acquisition of the West Pembina/Brazeau properties. The proceeds from this issue together with increasing the available bank lines to $85 million funded the acquisition.

Fairborne originally budgeted $40 million for its 2004 capital program but available opportunities are substantially in excess of this amount. The capital program has been increased to $70 million for the year, not including the West Pembina/Brazeau acquisition, and will be funded by additional funds generated from operations from the acquisition. The total capital program for the remaining nine months of the year is $50 million and will be split approximately $12 million to land, seismic and exploration, $30 million to development and exploitation and $8 million for related facilities.

Current production is approximately 8,150 BOE per day not including 600 BOE per day at Bassett Lake which is expected to be back on production within seven days following production facilities modifications. At West Pembina, repairs to the sulphur plant are largely completed and 325 BOE per day will return to production over the next several days. The Company also has 900 BOE per day tested and behind pipe and anticipates this production to be on stream within 60 to 90 days.

Property Review

Central Alberta:

At Clive, there were 10 wells drilled and completed for coal bed methane in the Edmonton (Horseshoe Canyon Zone) group. There are currently five of these wells on production at a total of 540 Mcf/day. The Company is awaiting the processing of the holding applications required to start a larger scale development program. In the summer and early fall the Company plans to license between 25 and 50 wells in the first phase of development as well as pipelines required to connect the wells to our existing shallow gas pipeline system. The Company also plans to drill several infill locations in the Clive Unit during the last half of 2004. Two Nisku exploration tests are licensed and will be drilled after break-up at Wood River.

At Westerose there was one shallow sweet gas well in the Edmonton zone drilled in the first quarter. In February, the first sweet well in this area came on-stream. The well has been brought on-stream at a reduced rate due to temporary processing constraints. In the late spring or early summer the Company plans on drilling an additional 3 wells for sweet gas in the Basal Quartz.

Bassett Lake Area:

Bassett Lake is a winter access only area located in northern Alberta. Fairborne drilled 20 wells in this area this winter, 18 successful gas wells in the Bluesky, one D&A well and one water injection well. Five wells were drilled in the winter of 2003 (four cased gas wells and one dry hole). In the first quarter of 2004, 22 wells were connected for production. Compression and water disposal and pipeline facilities were completed. Production will commence in late May at approximately 5 MMcf per day. The start up date is later than anticipated by approximately six weeks as the Company installs facilities to handle a small amount of hydrocarbon liquids that were not anticipated but were present during the initial production testing.

Peace River Arch Area:

There were 5 sweet gas wells drilled at Rycroft in the first quarter of 2004. Expansion of the Rycroft facility is required and will be completed this summer in order to bring the successful wells on production. The Company drilled a successful exploration well on a farm-in block just south of Rycroft and will be drilling the first two option wells after break-up.

At Gordondale, a new pool is being developed by the Company that already includes eight wells that will be able to produce approximately 500 BOE per day, net to Fairborne's interest. These wells all contain sour gas and production will likely be delayed for 6 to 9 months as regulatory requirements are fulfilled and pipeline and processing facilities are completed.

Deep Basin Area:

Three larger gas potential, deeper plays were drilled during the quarter and resulted in a gas discovery at Wild River, a suspended Gold Creek well and a potential gas well from uphole targets at Chambers (the primary deep zone was not productive). During the quarter, the Wild River exploration well tested 14 Mmcf/d at 3,700 psi flowing pressure. Fairborne will retain a 50% working interest in this well which is scheduled to commence production in the early fall.

Included in the West Pembina acquisition, numerous exploration opportunities have been identified for drilling during 2004 and into 2005.

West Pembina/Brazeau Area:

The West Pembina acquisition closed March 31, 2004 and includes 3,600 BOE per day of production and significant workover/development opportunities and exploration inventory. The acquisition also included 96,000 net acres of undeveloped land. Numerous workovers have been identified in the Belly River formation and drilling will commence after break-up on several deeper Nisku targets. The Company has purchased approximately 1,900 square kilometers of 3D seismic over these lands and is currently evaluating this data.



Richard A. Walls
May 11, 2004



MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is provided by the management of Fairborne Energy Ltd. ("Fairborne" or the "Company") to review first quarter 2004 activities and the results as compared to the previous period. This MD&A should be read in conjunction with the unaudited consolidated interim financial statements for the three months ended March 31, 2004 and 2003 and the audited consolidated financial statements for the year ended December 31, 2003.

Fairborne is a publicly traded company with its head office in Calgary and is engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Western Canada. The Company uses a strategy to balance risk and reward by focusing on opportunities by geographic area and prospect type using a portfolio approach to exploration and development expenditures. The Company was incorporated as a private company in early 2002 and in June, 2002 commenced active operations.

Per barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

This MD&A contains forward-looking statements. Forward-looking statements are based on current expectation that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

This document contains the term "funds generated from operations", which should not be considered as an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairborne also represents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of income per share.

Significant Accounting Policies

Use of Estimates

The amounts for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset Retirement Obligations

The Company retroactively adopted the new accounting standard for asset retirement obligations at January 1, 2004. All existing reclamation and abandonment liabilities were reversed and the new standard was set up with prior years being restated. The asset retirement obligation was measured and recorded at fair market value with a corresponding increase in oil and gas properties. The asset retirement obligation increases over time with a corresponding accretion expense until the obligations are settled.

Full Cost Accounting for Oil and Gas

The Company adopted the revised full cost method of accounting for oil and gas as outlined in Accounting Guideline 16, which includes limiting the carrying value of oil and gas properties to their estimated fair value. The fair value is estimated to be the future cash flow from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the prior ceiling test calculation that used undiscounted cash flows and constant prices, adjusted for general and administrative and financing costs.

Selected Financial Information

The following table sets forth selected financial information of the company for the period indicated:

($ thousands except per share amounts)	Three Months Ended March 31 2004	2003 (restated)
Petroleum and natural gas sales, before royalties	**18,429**	9,531
Funds generated from operations	**9,963**	5,701
Per share — basic	**0.31**	0.29
Per share — diluted	**0.28**	0.29
Net income	**3,295**	2,222
Per share — basic	**0.10**	0.11
Per share — diluted	**0.09**	0.11
Total assets	**266,338**	55,769
Long term debt including working capital	**90,870**	Nil

Production

Crude oil and NGL production averaged 2,095 bbls/day and natural gas averaged 17.9 million cubic feet ("Mmcf") per day for a total of 5,071 BOE/day for the quarter ended March 31, 2004. This compares favorably with the 2,592 BOE per day recorded in first three months of 2003 and represents a 96 percent increase in average production. In comparing the average volumes in the two periods, it is important to consider the effect of the acquisition of Pivotal Energy Ltd. ("Pivotal") completed on July 2, 2003 which resulted in approximately a 50 percent increase in Fairborne's productive capability at that time. The Pivotal acquisition and Fairborne's drilling program have been more focused on adding additional volumes of natural gas and, as such, the production mix has moved from being 64 percent crude oil and NGL in the first three months of 2003 to 41 percent crude oil and NGL for the three months ended March 1, 2004. The West Pembina/Brazeau properties presently produce approximately 74 percent natural gas, which further strengthens Fairborne as a natural gas producer.

Commodity Prices

Commodity prices for crude oil and NGL were consistent quarter over quarter. Fairborne's crude oil and NGL price averaged $40.15 per barrel during the first three months of 2004 compared to $40.70 during the first three months of 2003.

Fairborne's natural gas prices were consistent quarter over quarter. For the three months ended March 31, 2004 the natural gas price was $6.58 and $6.77 for the three months ended March 31, 2003. Commodity prices for crude oil and natural gas are both maintaining these high levels and the outlook for future prices is expected to be high by historical standards.

Hedging Activities

When Fairborne hedges oil and gas prices, the hedging strategy is intended to provide certainty to cash flow by fixing the price on a portion of the production portfolio. During the first three months of 2004, Fairborne hedged an average of 700 barrels per day (33 percent of total crude oil production) and 3.8 Mmcf per day (21 percent of natural gas production). Hedging activity in the first quarter reduced the crude oil price by $2.27 per barrel and increased the natural gas price by $0.07 per Mcf.

In addition, Fairborne has hedged U.S. $965,000 of foreign exchange exposure at Cdn. $1.3230 to U.S. $1.00 (U.S. $0.7559 to Cdn. $1.00) and US$1,039,000 of foreign exchange exposure at Cdn $1.3468 to US $1.00 (US $0.7425 to Cdn $1.00). At March 31, 2004 the estimated fair value of the foreign exchange contract is U.S. $21,000 which represents the amount the Company would pay to terminate the contract at March 31, 2004.

Production Revenue

For the three months ended March 31, 2004, revenues increased 93 percent to $18,429,000 from $9,531,000 for the same period in 2003 due mainly to higher production volumes.

	Three Months Ended March 31			
($ thousands except per unit)	2004	$/Unit	2003	$/Unit
Natural gas	10,686	6.58	3,407	6.77
Oil and NGL	7,743	40.15	6,124	40.70
Total revenue	18,429	39.98	9,531	40.90

Expenses

Royalties consist of payments made to the Alberta government, freehold landowners and overriding royalty owners. Some of the Fairborne properties are located on freehold land on which royalty rates tend to be lower. As such, royalties totaled $4,220,000 which is an overall royalty rate of 22.9 percent for the three months ended March 31, 2004. For the same period in 2003 royalties were $1,665,000 and the royalty rate was 17.5 percent. The increase in the rate is due to the addition of the Pivotal properties which were not added until the third quarter of 2003. The royalty rate for the remainder of 2004 is expected to average about 23 percent and should remain constant with the addition of the West Pembina properties.

Fairborne operates in excess of 95 percent of its production and consequently maintains a higher degree of control over operating costs. On a BOE basis, operating costs were $6.38 per BOE or $2,940,000 in total during the three months ended March 31, 2004. For the same period in 2003 operating costs were $7.08 per BOE or $1,651,000. This is a decrease of 10 percent per BOE. For the remainder of 2004 operating costs are expected to average approximately $6.00 per BOE. The addition of the West Pembina Brazeau properties should not appreciably change this rate.

During the first quarter of 2004, general and administrative expenses were $1,138,000 or $2.47 per BOE in comparison to the first quarter of 2003 whereby general and administrative costs were $431,000 or $1.85 per BOE. As the company grows and adds staff connected with the additional requirement of operating the West Pembina/Brazeau production, these costs will increase on an absolute basis but Fairborne does anticipate reducing these costs, on a BOE basis.

Interest for the three months ended March 31, 2004 increased to $160,000 compared to $65,000 during the same period in 2003. This increase is the result of higher average debt during the period compared to 2003.

Funds Generated from Operations and Net Income

	Three Months Ended March 31			
($ thousands except per BOE)	2004	$/BOE	2003	$/BOE
			(restated)	
Production revenue	18,429	39.98	9,531	40.90
Royalties	4,220	9.15	1,665	7.14
Net revenue	14,209	30.83	7,866	33.76
Operating expenses	2,940	6.38	1,651	7.08
Net operating income	11,269	24.45	6,215	26.68
General & administrative				
(Net of non-cash compensation expense)	1,065	2.31	431	1.85
Interest	160	0.35	65	0.28
Capital taxes	81	0.18	18	0.08
Funds generated from operations	9,963	21.61	5,701	24.47
Compensation expense	73	0.16	–	–
Depletion and depreciation	4,983	10.81	2,106	9.04
Accretion	136	0.30	113	0.48
Future income taxes	1,476	3.20	1,260	5.41
Net income	3,295	7.14	2,222	9.54

For the three months ended March 31, 2004, the depletion expense is $10.81 per BOE and the accretion expense is $0.30 per BOE. The depletion expense decreased on a BOE basis from the fourth quarter of 2004 due to positive reserve additions in the first quarter mostly related to the Wild River well. The depletion expense will increase, on a BOE basis, with the acquisition of the West Pembina/Brazeau properties. The magnitude of increases will be dependent on Fairborne's ability to efficiently add reserves on its properties.

Effective January 1, 2004, Fairborne retroactively adopted, with restatement of prior periods, a new accounting standard relating to asset retirement obligations. The effect of the adoption on income is presented below as increases (decreases):

Income Statement

($ thousands)	**Three Month Period Ended March 31, 2004**	Three Month Period Ended March 31, 2003	Year Ended December 31, 2003
Accretion expense	**136**	113	558
Depletion and depreciation on asset retirement costs	**158**	153	619
Future site restoration expense	**(573)**	(254)	(1,405)
Future income taxes	**101**	(5)	82
Net income impact	**178**	7	146

Fairborne's effective income tax rate is 32 percent consisting primarily of future income taxes. In 2004, Fairborne does not envision paying cash income taxes.

Funds Generated from Operations

The combination of production levels, commodity prices and expenses detailed above resulted in funds generated from operations of $9,963,000 ($0.31 per share) for the three months ended March 31, 2004. With present production levels at approximately 8,150 BOE per day and additional production of 1,825 BOE per day to be connected in the next 60 to 90 days, the level of funds generated should increase in the remaining nine months of 2004 with the inclusion of the West Pembina/Brazeau properties.

Liquidity and Capital Resources

Fairborne's capital program for the first three month of 2004 totaled $130,345,000 including the acquisition of assets connected with the West Pembina/Brazeau acquisition as detailed in the following table:

Capital Expenditures

	Three Months Ended March 31	
($ thousands)	**2004**	2003
Exploration and development expenditures		
Land and lease acquisitions	**1,596**	186
Geological and geophysical	**1,374**	1,147
Drilling, completions and workovers	**10,561**	2,406
Well equipment and facilities	**5,553**	857
Corporate assets	**49**	5
	19,133	4,601
Acquisitions, net of dispositions		
Acquisitions	**111,212**	–
Dispositions	**–**	–
	111,212	4,601
	130,345	4,601

Expenditures for land and leases during the first quarter combined with the West Pembina/Brazeau acquisition resulted in Fairborne holding, at March 31, 2004, 239,102 net acres of undeveloped land with an average working interest of 65 percent. Drilling expenditures resulted in a total of 42 (29.3 net) wells drilled resulting in 2 (2.0 net) crude oil wells, 36 (24.3 net) natural gas wells and 4 (3.0 net) wells were dry and abandoned for an overall success rate of 90 percent. Fairborne operated all but one well in this program. The capital program was financed by funds generated from operations of $9,963,000 and additional bank debt .

Fairborne has a revolving demand loan based on a borrowing base determined by the Company's bankers. In connection with the acquisition of West Pembina/Brazeau properties, the bankers have increased the line to $85 million. The amount of the line drawn at March 31, 2004 is $73,674,000.

The capital budget for the remainder of 2004 totals $50 million not including the disposition of minor properties. Fairborne typically utilizes three sources of funding to finance its capital expenditures: funds generated from operations, bank borrowings and new equity issued, if available on favorable terms.

Share Capital

Equity Outstanding:

During the first quarter of 2004, Fairborne issued a total of 6,198,000 common shares, of these, 6,178,000 were issued in connection with the West Pembina/Brazeau acquisition and 20,000 were issued on exercise of share options. The following chart shows the common share equity outstanding:

(thousands)	March 31 2004
Common shares	38,526
Warrants	1,960
Stock options	3,028
Weighted average shares outstanding for the period	
Basic	32,401
Diluted	35,161

Business Environment and Risk

The business risks the Company are exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Company. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to ensure efficient and cost effective operations;
- employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Balance Sheets

($ thousands)		March 31, 2004	December 31, 2003
		(unaudited)	*(restated, see Note 1)*
Assets			
Current assets			
Cash and cash equivalents		$ 135	$ 6,152
Accounts receivable		16,873	14,126
Prepaid expenses and deposits		1,441	1,997
		18,449	22,275
Fixed assets	*(Note 3)*		
Petroleum and natural gas properties and equipment		262,839	127,666
Office furniture and equipment		892	843
Accumulated depletion and depreciation		(22,202)	(17,219)
		241,529	111,290
Goodwill		6,360	6,360
		$ 266,338	$ 139,925
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities		$ 33,105	$ 21,132
Equipment lease	*(Note 4)*	2,540	2,573
Bank indebtedness	*(Note 5)*	73,674	7,941
		109,319	31,646
Asset retirement obligations	*(Note 6)*	11,161	6,165
Future income taxes		16,610	15,913
Shareholders' Equity			
Capital stock	*(Note 7)*	112,728	73,040
Contributed surplus	*(Note 7)*	395	331
Retained earnings		16,125	12,830
		129,248	86,201
		$ 266,338	$ 139,925

See accompanying notes to the interim consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Statements of Operations and Retained Earnings

($ thousands, except per share amounts)		Three Months Ended March 31 *(unaudited)* 2004		2003
				(restated, see Note 1)
Revenue				
Petroleum and natural gas sales		$ 18,429		$ 9,531
Royalties		(4,220)		(1,665)
		14,209		7,866
Expenses				
Production		2,940		1,651
General and administrative		1,138		431
Interest		160		65
Accretion		136		113
Depletion and depreciation		4,983		2,106
		9,357		4,366
Income before taxes		4,852		3,500
Taxes				
Future income taxes		1,476		1,260
Capital taxes		81		18
		1,557		1,278
Net Income		3,295		2,222
Retained earnings beginning of period, as previously reported		12,613		2,439
Retained earnings adjustment, asset retirement obligation	*(Note 6)*	217		69
Retained earnings beginning of period, Adjusted		12,830		2,508
Retained earnings, end of period		$ 16,125		$ 4,730
Net income per share	*(Note 6)*			
Basic		$ 0.10		$ 0.11
Diluted		$ 0.09		$ 0.11

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Statements of Cash Flows

($ thousands, except per share amounts)	Three Months Ended March 31 *(unaudited)* 2004	2003 *(restated, see Note 1)*
Operating activities		
Net income	$ 3,295	$ 2,222
Items not involving cash		
Depletion and depreciation	4,983	2,106
Accretion	136	113
Compensation expense	73	–
Future income taxes	1,476	1,260
	9,963	5,701
Asset retirement expenditures	(17)	–
Change in non-cash working capital	(11,013)	(465)
	(1,067)	5,236
Financing activities		
Issuance of common shares net of costs	38,901	–
Equipment lease payments	(33)	(31)
Bank indebtedness	65,733	–
	104,601	(31)
Investing activities		
Capital expenditures	(19,134)	(4,601)
Acquisition of petroleum and natural gas properties *(Note 2)*	(111,212)	–
Change in non-cash working capital	20,795	(285)
	(109,551)	(4,886)
Change in cash and cash equivalents	(6,017)	319
Cash and cash equivalents, beginning of period	6,152	3,587
Cash and cash equivalents, end of period	$ 135	$ 3,906
Cash interest paid	$ 160	$ 65
Capital taxes paid	$ 81	$ 18

See accompanying notes to the interim consolidated financial statements.



SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2004 (unaudited)
(tabular amounts are stated in thousands of dollars except per share amounts)

The interim financial statements of Fairborne Energy Ltd. (the "Company" or "Fairborne"), have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2003, except as noted below. The disclosure, which follows, is incremental to the disclosure included with the annual financial statements. These interim financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2003.

Note 1: Change in accounting policies

Full Cost Accounting guideline

Effective January 1, 2004, Fairborne adopted a new Canadian accounting standard relating to full cost accounting for oil and gas entities. Fairborne places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Prior to adopting the new standards, the limit on aggregate carrying value of the petroleum and natural gas properties and equipment that may be carried forward for depletion against future revenues was based on the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less the estimated future costs for administration, financing, asset retirement obligations and income taxes.

There were no changes to net income, petroleum and natural gas properties and equipment or any other reported amounts in the financial statements as a result of adopting the standard.

Asset Retirement Obligations ("ARO")

Effective January 1, 2004, Fairborne retroactively adopted, with restatement of prior periods, a new accounting standard relating to asset retirement obligations.

Fairborne recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

Prior to adopting the standard, Fairborne recognized a provision for future site restoration costs over the life of the oil and gas properties and facilities using a unit of production method.

The effect of the adoption is presented below as increases (decreases):

Balance sheet *($ thousands)*	**As at December 31, 2003**	As at December 31, 2002
Net asset retirement costs, included in fixed assets	3,740	3,158
Asset retirement obligations	6,165	4,135
Accumulated provision for future site restoration	(2,764)	(1,086)
Future income taxes	122	40
Retained earnings	217	69

Income statement *($ thousands)*	**Period Ended March 31, 2004**	Period Ended March 31, 2003	Year Ended December 31, 2003
Accretion expense	136	113	558
Depletion and depreciation on asset retirement costs	158	153	619
Future site restoration expense	(573)	(254)	(1,405)
Future income taxes	101	(5)	82
Net earnings impact	178	7	146

Note 2: Acquisition of petroleum and natural gas properties

On March 31, 2004, the Company acquired certain petroleum and natural gas assets located in the West Pembina/Brazeau area of West Central Alberta. The acquisition has been accounted for by the purchase method. Details of the acquisition are as follows:

Net assets acquired: *($ thousands)*	
Petroleum and natural gas properties and equipment	115,876
Asset retirement obligation	(4,664)
	111,212
Consideration: *($ thousands)*	
Cash	71,879
Cash from private placement of common shares	38,859
Transaction costs	474
	111,212

Note 3: Petroleum and natural gas properties and equipment

Fairborne performed a ceiling test calculation at January 1, 2004 and March 31, 2004 to assess the recoverable value of petroleum and natural gas properties and equipment. The oil and gas future prices are based on the April 1, 2004 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Fairborne. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Fairborne's proved reserves exceeded the carrying value of petroleum and natural gas properties and equipment at January 1, 2004 and March 31, 2004.

Year	WTI Oil *($US/bbl)*	Foreign Exchange Rate	Edmonton Light Crude Oil *($Cdn/bbl)*	AECO Gas *($Cdn/mmBtu)*
2004	34.25	0.75	40.86	6.62
2005	28.50	0.75	34.62	5.50
2006	26.25	0.75	32.26	5.14
2007	24.00	0.75	29.45	4.93
2008	23.50	0.75	29.41	4.93
2009-14	23.25	0.75	29.40	4.92
Escalate thereafter 1.5% per year				

As at March 31, 2004, Fairborne has to incur $4.8 million of exploration expenditures to meet its flow through share commitment.

Note 4: Equipment lease

The Company repaid the equipment lease in April 2004.

Note 5: Bank indebtedness

At March 31, 2004 the Company has available $85 million of demand operating credit facilities from two Canadian chartered banks subject to the bank's valuation of the petroleum and natural gas properties owned by the Company. The facilities bear interest at the bank's prime rate. At March 31, 2004 $73,674,000 was drawn under the facilities. The scheduled review date of the facility is May 31, 2004. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement.

Note 6: Asset retirement obligations

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Company estimated the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $16.3 million which will be incurred between 2014 and 2034. The majority of the costs will be incurred between 2014 and 2020. A credit-adjusted risk-free rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

Asset retirement obligations *($ thousands)*	**Three Month Period Ended March 31, 2004**	Year Ended December 31, 2003
Balance, beginning of period	**6,165**	4,135
Acquisition in the period	**4,664**	–
Liabilities incurred in period	**213**	2,255
Liabilities settled in period	**(17)**	(783)
Accretion expense	**136**	558
Balance, end of period	**11,161**	6,165

Note 7: Capital Stock

a) Common Shares

Common shares, issued and outstanding *(thousands)*	Number		Amount
Balance, December 31, 2003	32,328	$	73,040
Shares issued on exercise of options	20		50
Private placement of common shares for cash	6,178		41,084
Share issue costs	–		(2,224)
Future tax benefit of issue costs	–		778
Balance, March 31, 2004	38,526		112,728

b) Contributed Surplus

(thousands)		2003
Balance, beginning of period	$	331
Options granted		73
Options exercised		(9)
Balance, end of period	$	395

The weighted average fair value of stock options granted in 2004 was $1.98 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and expected life of 3 years.

c) Per Share Amounts

The following table summarizes the weighted average common shares used in calculating net income per share:

	For the Three Months Ended March 31, 2004	For the Three Months Ended March 31,2003
Basic	**32,400,561**	19,750,000
Diluted	**35,161,311**	19,750,000

The reconciling items between the basic and diluted average common shares are outstanding stock options and outstanding warrants.

d) Stock Options

There are 3,027,783 stock options outstanding at March 31, 2004 with a weighted average exercise price of $3.20 per option. The options expire between January 23, 2006 and May 26, 2009.

The following table sets forth a reconciliation of the stock option plan activity through to March 31, 2004:

	Number of Options	Weighted average exercise price
Balance December 31, 2003	2,861,049	$ 2.90
Granted	186,500	$ 7.74
Exercised	(19,766)	$ 2.08
Balance March 31, 2004	3,027,783	$ 3.20

The following table summarizes stock options outstanding under the plan at March 31, 2004:

Exercise Price	Options Outstanding	Remaining Term (years)	Options Exercisable
$ 1.75 – $ 1.84	45,729	1.8	45,729
$ 2.40 – $ 3.09	2,099,753	3.3	791,412
$ 3.42 – $ 4.76	388,912	4.1	10,912
$ 5.20 – $ 7.40	379,389	3.6	5,889
$ 8.00 – $ 9.15	114,000	5.0	–
	3,027,783	3.6	853,942

e) Warrants

There are 1,960,000 warrants to purchase common shares at $3.50 per share exercisable at any time prior to close of business on May 31, 2006.

NOTE 8: FINANCIAL INSTRUMENTS

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers.

The following table summarizes the hedges outstanding at March 31, 2004:

Commodity	Period	Volume	Price	
Crude Oil	April 1 to June 30, 2004	350 bbls/day	CDN	$37.90
Crude Oil	April 1 to June 30, 2004	350 bbls/day	WTI US	$30.32
Crude Oil	July 1 to September 30, 2004	350 bbls/day	WTI US	$32.25

The Company has sold forward US$965,000 of foreign exchange exposure at Cdn $1.3230 to US $1.00 (US $0.7559 to Cdn $1.00) to June 30, 2004 and US$1,039,000 of foreign exchange exposure at Cdn $1.3468 to US $1.00 (US $0.7425 to Cdn $1.00) from July 1, 2004 to September 30, 2004. At March 31, 2004 the estimated fair value of the foreign exchange contract is U.S. $21,000 which represents the amount the Company would pay to terminate the contracts at March 31, 2004.

SHAREHOLDER INFORMATION

DIRECTORS

Gary F. Aitken
President, Chowade Energy Inc.

Michael E.J. Phelps
Chairman, Dornoch Capital Inc.

Donald J. Nelson
President, Fairway Resources Inc.

David L. Summers
Vice President, Operations and COO,
Fairborne Energy Ltd.

Richard A. Walls
President and CEO,
Fairborne Energy Ltd.

Rodney D. Wimer
President, Mazama Capital Partners

ADDRESS

Fairborne Energy Ltd
2900, 605 – Fifth Avenue S.W.
Calgary, Alberta T2P 3H5
Telephone – 403-290-7750
Fax – 403-290-7751

OFFICERS

Richard A. Walls
President and CEO

David L. Summers
Vice President, Operations and COO

Robert A. Maitland
Vice President, Finance and CFO

Steven R. VanSickle
Senior Vice President, Exploration

AUDITORS

KPMG LLP

RESERVE EVALUATORS

Gilbert Laustsen Jung Associates Ltd.

BANK

Royal Bank of Canada

National Bank of Canada

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP

McCarthy Tetrault LLP

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbol: FEL

Shareholders and interested investors are encouraged to visit our web site: *http://www.fairborne-energy.com.* Historical public documents, corporate information, latest presentation material and press releases are all available. Filings also available at: www.sedar.com

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ROBERT A. MAITLAND, Vice-President, Finance and Chief Financial Officer of Fairborne Energy Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Ltd., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 17, 2004



Robert A. Maitland
Vice-President, Finance and
Chief Financial Officer
Fairborne Energy Ltd.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, RICHARD A. WALLS, President and Chief Executive Officer of Fairborne Energy Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Ltd., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 17, 2004



Richard A. Walls
President and Chief Executive Officer
Fairborne Energy Ltd.

FAIRBORNE ENERGY LTD.

INITIAL ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2003

May 17, 2004

TABLE OF CONTENTS

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas	
Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	Mmcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
Mmbbls	million barrels	Mmcf/d	million cubic feet per day
Mstb	1,000 stock tank barrels	Mmbtu	million British Thermal Units
Bbls/d	barrels per day	Bcf	billion cubic feet
BOPD	barrels of oil per day	GJ	gigajoule
NGLs	natural gas liquids	MM	Million
STB	standard tank barrels		

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
BOE/d	barrel of oil equivalent per day
m^3	cubic metres
MBOE	1,000 barrels of oil equivalent
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres (Alberta)	Hectares	0.400
Hectares (Alberta)	Acres	2.500
Acres (British Columbia)	Hectares	0.405
Hectares (British Columbia)	Acres	2.471

CERTAIN DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings, unless the context otherwise requires:

"**ABCA**" means *Business Corporations Act* (Alberta);

"**Acquired Properties**" means the properties acquired by the Corporation pursuant to the West Pembina Acquisition;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Development costs**" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

"**Exploration costs**" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd.;

"**GLJ Report**" means the report of GLJ dated February 15, 2004 evaluating the crude oil, natural gas liquids and natural gas reserves of the Corporation as at December 31, 2003;

"**Gross**" means:

(a) in relation to the Corporation's interest in production and reserves, its "Corporation gross reserves", which are the Corporation's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Corporation;

(b) in relation to wells, the total number of wells in which the Corporation has an interest; and

(c) in relation to properties, the total area of properties in which the Corporation has an interest.

"**Net**" means:

(a) in relation to the Corporation's interest in production and reserves, the Corporation's interest (operating and non-operating) share after deduction of royalties obligations, plus the Corporation's royalty interest in production or reserves.

(b) in relation to wells, the number of wells obtained by aggregating the Corporation's working interest in each of its gross wells; and

(c) in relation to the Corporation's interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

"**NI 51-101**" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"**Service well**" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion;

"**Sproule**" means Sproule Associates Limited;

"**Sproule Report**" means the report of Sproule dated May 12, 2004, evaluating the natural gas reserves of the Corporation attributable to its coal bed methane property of the Corporation in the Clive area of Alberta as at December 31, 2003;

"**Sproule Acquisition Report**" means the report of Sproule dated May 6, 2004, evaluating the crude oil, natural gas liquids and natural gas reserves acquired by the Corporation pursuant to the West Pembina Acquisition, as at December 31, 2003;

"**West Pembina Acquisition**" means the acquisition of crude oil, natural gas and natural gas liquids assets from BP Canada Energy Company.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Unless otherwise specified, information in this Annual Information Form is as at the end of the Corporation's most recently completed financial year, being December 31, 2003.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Some of the statements contained herein including, without limitation, financial and business prospects and financial outlooks, may be forward looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may", "will", "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions have been used to identify these forward looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements including, but not limited to, changes in general economic and market conditions and other risk factors. Although the forward looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward looking statements. Investors should not place undue reliance on forward looking statements. These forward looking statements are made as of the date hereof and the Corporation assumes no obligation to update or review them to reflect new events or circumstances.

Forward looking statements and other information contained herein concerning the oil and gas industry and the Corporation's general expectations concerning this industry is based on estimates prepared by management using data from publicly available industry sources as well as from reserve reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which the Corporation believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Corporation is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

BACKGROUND

Fairborne Energy Ltd. ("Fairborne" or the "Corporation") was incorporated as Fairborne Oil & Gas Ltd. under the ABCA on January 9, 2002. On February 8, 2002, the Corporation changed its name to Fairborne Energy Ltd. On May 30, 2002, the Articles of Fairborne were amended to (i) change the rights, privileges, restrictions and conditions attaching to the common shares of Fairborne, (ii) create a class of shares designated as Class A voting common shares, (iii) create a class of shares designated as preferred shares, (iv) increase the minimum number of directors from one to three, and (v) remove restrictions on the transferability of its shares.

Effective July 2, 2003, pursuant to a plan of arrangement (the "Pivotal Arrangement") under the ABCA, Fairborne acquired all of the issued and outstanding common shares of Pivotal Energy Ltd. ("Pivotal"). See "General Development of the Business". In conjunction with the Pivotal Arrangement, the Articles of Fairborne were amended and restated, as of July 2, 2003, such that the current authorized share capital of Fairborne consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series.

Pursuant to the Pivotal Arrangement, Pivotal became a wholly-owned subsidiary of Fairborne. At the time of the acquisition of Pivotal, Pivotal also had one wholly-owned subsidiary, North American Explorers Inc., incorporated under the laws of Wyoming, which is now an indirect wholly-owned subsidiary of Fairborne. Fairborne also has one other wholly-owned subsidiary, 988191 Alberta Ltd., a company which was incorporated under the ABCA. Fairborne is the managing partner of the Fairborne Production Partnership (an Alberta general partnership), the partners of which are Fairborne and its wholly-owned subsidiary, 988191 Alberta Ltd. Fairborne is also the managing partner of Fairborne Pivotal Production Partnership (an Alberta general partnership), which owns substantially all of Fairborne's producing oil and gas properties, the partners of which are the Fairborne Production Partnership and Pivotal.

Unless the context otherwise requires, reference herein to "Fairborne" or the "Corporation" means Fairborne Energy Ltd. together with its wholly-owned subsidiaries, Pivotal, 988191 Alberta Ltd. and the Fairborne Production Partnership and the Fairborne Pivotal Production Partnership.

Fairborne's principal office is located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 and its registered office is located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

The Common Shares of Fairborne trade on the Toronto Stock Exchange (the "TSX") under the symbol "FEL".

GENERAL DEVELOPMENT OF THE BUSINESS

Fairborne has been engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Western Canada since it was founded. In May of 2002, Fairborne completed two private placements pursuant to which an aggregate of (i) 4,600,000 common shares were issued to the founders of Fairborne at $1.10 per share for gross proceeds of $5,060,000 as well as 1,960,000 common share purchase warrants, and (ii) 15,150,000 Class A voting common shares were issued to various subscribers at $2.00 per share for gross proceeds of $30,300,000. The proceeds from these financings were used, in conjunction with the assumption of a capital lease, to fund the acquisition of certain producing and non-producing oil and gas properties located at Clive and Wood River in central Alberta (the "Clive/Wood River Acquisition") for a total consideration of $36,395,000. The Schedule of Revenue and Expenses for the three years ended December 31, 2001 and the five months ended March 31, 2001 and 2002 in respect of the properties acquired pursuant to the Clive/Wood River Acquisition are included in Appendix H to the Joint Information Circular of Fairborne and Pivotal dated June 2, 2003 (the "Joint Information Circular") provided in connection with the meetings called to consider, among other things, the Pivotal Arrangement, which Schedule of Revenue and Expenses is incorporated by reference in this Annual Information Form.

The Pivotal Arrangement closed effective July 2, 2003. Pursuant to the Pivotal Arrangement, (i) each issued and outstanding common share of Fairborne, as such common shares then existed, was transferred to Fairborne in exchange for one (1) Common Share; (ii) each issued and outstanding Class A voting common share of

Fairborne, as such shares then existed, was transferred to Fairborne in exchange for one (1) Common Share; (iii) each issued and outstanding common share of Pivotal and any rights associated therewith were transferred to Fairborne in exchange for 0.485 Common Shares (the "Exchange Ratio"); and (iv) all options to purchase common shares of Pivotal were amended to represent options to acquire Common Shares of Fairborne (in lieu of common shares of Pivotal) based upon the Exchange Ratio. Pursuant to the Pivotal Arrangement, Fairborne issued an aggregate of 10,576,688 Common Shares in exchange for the outstanding common shares of Pivotal. Immediately following completion of the Pivotal Arrangement, Fairborne had approximately 30.3 million Common Shares outstanding, of which former Pivotal shareholders held approximately 35% and the shareholders of Fairborne, as they existed immediately prior to completion of the transaction, holding the remaining 65%. Historical financial statements for Pivotal as at and for the three years ended December 31, 2002 are included in Appendix G to the Joint Information Circular, which Appendix is incorporated by reference in this Annual Information Form.

On December 9, 2003 Fairborne completed a private placement of 1,500,000 flow-through Common Shares at a price of $6.75 per share for total gross proceeds of $10,125,000.

RECENT DEVELOPMENTS

On February 27, 2004, the Corporation completed a private placement of 6,178,000 Subscription Receipts, at a price of $6.65 each, for gross proceeds of $41,083,700. Each Subscription Receipt entitled the holder to acquire one Common Share, without the payment of any additional consideration, upon closing the West Pembina Acquisition. Proceeds from the issuance of the Subscription Receipts were held in escrow pending closing of the West Pembina Acquisition.

On February 8, 2004, the Corporation entered into an agreement in respect of the West Pembina Acquisition to acquire operated oil, natural gas and NGL assets located in west central Alberta for a total consideration of $116 million subject to certain closing adjustments. The West Pembina Acquisition was effective January 1, 2004 with the results of operations from January 1, 2004 to closing recorded as an adjustment to the purchase price. The West Pembina Acquisition closed on March 31, 2004, at which time the proceeds from the issuance of the Subscription Receipts were released from escrow and utilized to pay a portion of the purchase price for the Acquired Properties and the remainder of the purchase price was funded from the Corporation's available bank facility which was increased to $85 million.

DESCRIPTION OF THE BUSINESS AND OPERATIONS

Exploration and Development Strategy

The business plan of Fairborne is to create sustainable and profitable growth in the oil and gas industry in Western Canada. To accomplish this, Fairborne will pursue an integrated growth strategy including development and exploration drilling together with focused acquisitions in selected areas.

Fairborne plans to pursue the internal and external generation of exploration plays that have low to medium risk and multi-zone potential. Fairborne plans to maintain a balance between exploration, exploitation and development drilling largely targeting natural gas reserves over the course of the next several years. Management of Fairborne will consider asset and corporate acquisition opportunities that meet Fairborne's business parameters.

Principal Properties

The following is a description of Fairborne's principal oil and natural gas properties as at December 31, 2003. Production stated is average production for 2003 received by Fairborne in respect of its working interest share before deduction of royalties, which is defined as gross production herein. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2003.

The following property descriptions do not include the Acquired Properties acquired by Fairborne pursuant to the West Pembina Acquisition. For a description of such principal properties, see "West Pembina Acquisition".

Clive Alberta

The Clive property is located in central Alberta, approximately 50 kilometers north-east of Red Deer. Fairborne's interests in Clive consist of 93.9% and 98.9% participating interests, respectively, in two units (the Clive Leduc Unit and the Clive Nisku Unit) that had average production from 112 gross (108.5 net) wells for the twelve months ended December 31, 2003 of 1,112 Bbls/d of light oil (40° API), 80 Bbls/d of NGLs and 642 Mcf/d of natural gas net to Fairborne. Fairborne is the operator of both units including a major oil processing and gas compression facility. Oil from the units is delivered to the Koch pipeline system at the Clive Battery and is transported to Edmonton, while the gas is transported to the Nevis Gas Plant for further processing and the recovery of natural gas liquids.

The Clive property consists of 26,162 gross (19,977 net) acres of developed land and 11,644 gross (8,675 net) acres of undeveloped land.

At Clive, there were 10 wells drilled and completed for coal bed methane in the Edmonton (Horseshoe Canyon Zone) group. Currently five of these wells are on production at a total of 540 Mcf/day net to Fairborne. The Corporation is awaiting the processing of the holding applications required to start a larger scale development program. In the summer and early fall the Corporation plans to license between 25 and 50 wells in the first phase of development as well as pipelines required to connect the wells to the Corporation's existing shallow gas pipeline system. The Corporation also plans to drill several infill locations in the Clive Unit during the last half of 2004.

Fairborne also holds working interests ranging from 5% to 100% in 149 gross (133.1 net) non-unit wells in the Clive area from which Fairborne's share of production averaged 138 Bbls/d of oil, 41 Bbls/d of NGLs and 4,705 Mcf/d of natural gas for the twelve months ended December 31, 2003.

Wood River, Alberta

The Wood River property is located approximately 25 kilometers north of the Clive property in townships 42 and 43 of Range 23 W4M. The property consists of four units (37 gross, 14.1 net wells) from which Fairborne's share of production averaged 251 Bbls/d of oil, 36 Bbls/d of NGLs and 360 Mcf/d of natural gas for the twelve months ended December 31, 2003, as well as 976 Mcf/d of natural gas from 8 gross (4.9 net) shallow wells in non-unitized formations. Fairborne's participating interest in the four units ranges from 10% to 64% and its working interest in the associated lands ranges from 3% to 100%. The Wood River property experienced a significant downtime in the first three months of 2003 during which approximately 250 BOE/d was shut in for 47 days while the unit owned gas pipeline that takes sour solution gas to the Nevis Gas Plant was replaced due to corrosion. The line was replaced and placed back on stream in early March 2003.

The Wood River property consists of 6,126 gross (2,909 net) acres of developed land and 818 gross (554 net) acres of undeveloped land. Fairborne is the operator of the four units in the area as well as the central oil battery. The oil is delivered to the Koch pipeline system and is transported to Edmonton, while the gas is transported to the Nevis Gas Plant for further processing and the recovery of natural gas liquids. Additional upside in the area includes facility optimization, operating cost reductions and exploration potential. Two Nisku exploration tests are licensed and are planned to be drilled after break-up at Wood River.

Peace River Arch, Alberta

The Peace River Arch area is centered approximately 40 miles north of Grand Prairie in Township 75 Range 5 W6M to Township 80 Range 11 W6M. Fairborne's share of production for the twelve months ended December 31, 2003 was 18 Bbls/d of crude oil, 2,552 Mcf/d of natural gas and 3 Bbls/d of NGLs.

There were 5 potential sweet gas wells drilled at Rycroft in the first quarter of 2004. Expansion of the Rycroft facility is required and is planned to be completed in the summer of 2004 in order to bring the successful wells on production. The Corporation drilled a successful exploration well on a farm-in block just south of Rycroft and will be drilling the first two option wells after break-up.

At Gordondale, a new pool is being developed by the Corporation that already includes 8 wells. These wells all contain sour gas and production will likely be delayed until at least the first quarter of 2005 as regulatory requirements are fulfilled and pipeline and processing facilities are completed.

The Peace River Arch area consists of 29,113 gross (12,167 net) acres of developed land and 43,520 gross (27,506 net) acres of undeveloped land.

Bassett Lake Area, Alberta

The Basset Lake area is located approximately 35 miles southwest of Rainbow Lake in Township 107 Range 3 W6M. Bassett Lake is a winter access only area located in northern Alberta. Fairborne drilled 20 wells (10 net) in this area this winter, 18 successful gas wells (9 net) in the Bluesky formation, one dry and abandoned well and one water disposal well. In the first quarter of 2004, 22 wells were connected for production and compression and water disposal and pipeline facilities were all completed, Production is expected to commence in late May. The start up date of late May is later than anticipated by approximately six weeks as the Corporation installs facilities to handle a small amount of hydrocarbon liquids that were not anticipated but were present during the initial production testing.

Basset Lake consists of 57 gross (18.5 net) wells that produced an average in 2003 of 10 Bbls/d of oil, and 243 Mcf/d of natural gas. The Basset Lake area consists of 1,920 gross (1,216 net) acres of developed land and 24,320 gross (20,416 net) acres of undeveloped land.

Deep Basin Area, Alberta

The Deep Basin area is centered about Edson in Township 50 Range 20 W5M to Township 55 Range 26 W5M.

Three larger gas potential, deeper plays were drilled during the first quarter of 2004 and resulted in a gas discovery at Wild River, a suspended well at Gold Creek well and a potential gas well from uphole targets at Chambers (the primary deep zone was not productive). During the first quarter of 2004, the Wild River exploration well tested 14 Mmcf/d at 3,700 psi flowing pressure. Fairborne will retain a 50% working interest in this well and it is expected to commence production in the late summer or early fall. For the twelve months ended December 31, 2003, there was no production in the Deep Basin area.

Central Alberta

The Central Alberta area consists of 28 gross (24 net) wells from which Fairborne's share of production averaged 22 Bbl/d and 714 Mcf/d of natural gas for the twelve months ended December 31, 2003.

At Westerose there was one shallow sweet gas well in the Edmonton zone drilled in the first quarter of 2004. In February 2004, the first sweet well in the area came on-stream. The well has been brought on-stream at a reduced rate due to temporary processing constraints. In late spring or early summer, the Corporation plans on drilling an additional 3 wells for gas in the Basal Quartz.

The Central Alberta area consists of 13,091 gross (10,255 net) acres of developed and 45,301 gross (35,579 net) acres of undeveloped land.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated May 17, 2004. The effective date of the Statement is December 31, 2003 and the preparation date of the Statement is May 17, 2004.

Disclosure of Reserves Data and Other Information

The reserves data set forth below (the "Reserves Data") is based upon evaluations by GLJ and Sproule with an effective date of December 31, 2003 contained in the GLJ Report and the Sproule Report. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The GLJ Report and the Sproule Report have been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. The Corporation engaged GLJ and Sproule to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. The Sproule Report evaluates the natural gas reserves of the Corporation attributable to its coal bed methane property in the Clive area of Alberta. The GLJ Report evaluates the balance of the properties of the Corporation (other than the Acquired Properties).

All of the Corporation's reserves are in Canada and, specifically, in the provinces of Alberta and Saskatchewan.

The Report of Management and Directors on Oil and Gas Disclosure and the Report on Reserves Data by an independent qualified reserves evaluators are attached as Schedule "A" and Schedule "B" respectively, hereto.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
	Gross (Mbbl)	Net (Mbbl)	Gross (Mmcf)	Net (Mmcf)	Gross (Mbbl)	Net (Mbbl)
PROVED						
Developed Producing	3,261	2,822	22,662	17,993	282	207
Developed Non-Producing	270	247	3,954	3,110	41	27
Undeveloped	923	788	5,706	4,339	146	97
TOTAL PROVED	4,454	3,857	32,322	25,442	469	331
PROBABLE	1,090	946	15,137	12,329	141	97
TOTAL PROVED PLUS PROBABLE	5,544	4,803	47,459	37,771	610	428

RESERVES CATEGORY	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)									
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
	0	5	10	15	20	0	5	10	15	20
PROVED										
Developed Producing	154,072	127,196	109,546	96,974	87,506	125,466	102,911	88,360	78,571	70,459
Developed Non-Producing	19,593	15,991	13,419	11,502	10,024	11,726	9,498	7,849	6,674	5,684
Undeveloped	37,917	29,695	23,841	19,516	16,220	23,080	17,381	13,415	10,632	8,304
TOTAL PROVED	211,582	172,882	146,806	127,992	113,750	160,273	129,790	109,624	95,877	84,447
PROBABLE	78,103	52,678	38,555	29,789	23,902	48,845	32,166	23,037	17,705	13,667
TOTAL PROVED PLUS PROBABLE	289,685	225,560	185,361	157,781	137,652	209,118	161,956	132,661	113,582	98,114

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003
CONSTANT PRICES AND COSTS
($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	383,104	68,599	82,067	13,811	7,046	211,582	51,309	160,273
Proved Plus Probable Reserves	519,826	91,266	110,740	20,395	7,739	289,685	80,567	209,118

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	54,973
	Natural Gas (including by-products but excluding solution gas from oil wells)	89,003
	Other company revenue/costs	2,829
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	62,399
	Natural Gas (including by-products but excluding solution gas from oil wells)	119,625
	Other company revenue/costs	3,337

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003
FORECAST PRICES AND COSTS

	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mmcf)	Net (Mmcf)	Gross (Mbbl)	Net (Mbbl)
PROVED						
Developed Producing	3,142	2,719	22,256	17,631	278	205
Developed Non-Producing	269	247	3,878	3,047	41	27
Undeveloped	921	790	5,531	4,195	147	97
TOTAL PROVED	4,332	3,756	31,665	24,873	466	329
PROBABLE	1,065	928	15,226	12,359	140	97
TOTAL PROVED PLUS PROBABLE	5,397	4,684	46,891	37,232	606	426

	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)									
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0	5	10	15	20	0	5	10	15	20
PROVED										
Developed Producing	129,158	109,943	96,996	87,568	80,327	108,660	91,476	80,109	72,294	65,750
Developed Non-Producing	15,406	12,812	10,925	9,497	8,381	9,200	7,506	6,285	5,403	4,654
Undeveloped	29,034	22,816	18,357	15,040	12,498	17,430	13,116	10,038	7,861	6,035
TOTAL PROVED	173,598	145,571	126,278	112,105	101,206	135,290	112,098	96,432	85,558	76,439
PROBABLE	62,113	42,252	31,156	24,242	19,582	39,043	25,738	18,461	14,212	10,995
TOTAL PROVED PLUS PROBABLE	235,711	187,823	157,434	136,347	120,788	174,333	137,836	114,893	99,770	87,434

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003
FORECAST PRICES AND COSTS
($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	339,774	61,478	82,879	13,822	7,997	173,598	38,308	135,290
Proved Plus Probable Reserves	462,446	81,335	115,703	20,531	9,165	235,711	61,378	174,333

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	47,090
	Natural Gas (including by-products but excluding solution gas from oil wells)	76,534
	Other company revenue/costs	2,654
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	52,765
	Natural Gas (including by-products but excluding solution gas from oil wells)	101,489
	Other company revenue/costs	3,180

Notes to Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the GLJ Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

   Reserve Categories

   Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

   - analysis of drilling, geological, geophysical and engineering data;

- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

  (i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

  (ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3. **Forecast Prices and Costs**

Forecast prices and costs are those:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by GLJ in the GLJ Report and by Sproule in the Sproule Report were GLJ's forecasts, which were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
FORECAST PRICES AND COSTS

	OIL							
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Hardisty Heavy 12° API ($Cdn/Bbl)	Cromer Medium 29.3° API ($Cdn/Bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/Bbl)	INFLATION RATES(1) %/Year	EXCHANGE RATE(2) ($US/$Cdn)
Forecast								
2004	34.25	44.75	29.00	41.00	6.65	45.25	1.5	0.75
2005	29.00	37.75	25.00	33.75	5.55	38.25	1.5	0.75
2006	27.00	35.25	23.75	31.25	5.20	35.75	1.5	0.75
2007	25.00	32.50	21.00	28.50	5.00	33.00	1.5	0.75
2008	25.00	32.50	21.00	28.50	5.00	33.00	1.5	0.75
Thereafter	25.00	32.50	21.00	28.50	5.00	33.00	1.5	0.75

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Corporation for the year ended December 31, 2003, were $6.24/Mcf for natural gas, $35.70/Bbl for crude oil and $35.00/Bbl for natural gas liquids.

4. **Constant Prices and Costs**

Constant prices and costs are:

(a) the Corporation's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Corporation's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the GLJ Report and the Sproule Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
CONSTANT PRICES AND COSTS

	OIL						
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Hardisty Heavy 12° API ($Cdn/Bbl)	Cromer Medium 29.3° API ($Cdn/Bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/Bbl)	EXCHANGE RATE[1] ($US/$Cdn)
Historical							
2003 [2]	32.52	40.81	29.81	34.81	6.09	41.31	0.7738

Notes:

(1) The exchange rate used to generate the benchmark reference prices in this table.
(2) As at December 31.

5. The Alberta royalty tax credit ("ARTC") is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The Corporation qualifies for the maximum ARTC.

6. Estimated future abandonment and reclamation costs related to a property have been taken into account by GLJ in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

7. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

8. The extent and character of all factual data supplied to GLJ and Sproule were accepted by GLJ and Sproule as represented. No field inspection was conducted.

Reconciliation of Changes in Reserves

The following table sets out the reconciliation of Fairborne's net reserves as at December 31, 2002 compared to December 31, 2003 based on forecast prices and costs by principal product type:

	LIGHT AND MEDIUM OIL			ASSOCIATED AND NON-ASSOCIATED GAS			NATURAL GAS LIQUIDS		
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Bcf)	Net Probable (Bcf)	Net Proved Plus Probable (Bcf)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)
December 31, 2002	2,938	441	3,379	8.3	1.5	9.8	275	60	335
Extensions	100	54	154	4.2	1.5	5.7	18	7	25
Improved Recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	(226)	27	(199)	1.1	(0.2)	0.9	(22)	(20)	(42)
Discoveries	162	87	249	5.7	6.5	12.2	79	46	125
Acquisitions	1,367	319	1,686	9.1	3.1	12.2	33	5	38
Dispositions	-	-	-	(0.4)	(0.1)	(0.5)	(10)	(1)	(11)
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(585)	-	(585)	(3.1)	-	(3.1)	(43)	-	(43)
December 31, 2003	3,756	928	4,684	24.9	12.3	37.2	330	97	427

Note:

(1) The evaluation as at December 31, 2002 was prepared using National Policy 2-B reserves definitions. Such probable reserves were adjusted by a factor to account for the risk associated with their recovery. The Corporation previously applied a risk factor of 50% in reporting probable reserves. Under current NI 51-101 reserves definitions, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable. The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported by the Corporation.

Net Revenue Reconciliation

The following table sets out a reconciliation of Fairborne's net revenue as at January 1, 2003 compared to December 31, 2003 based on constant prices and costs and proved reserves:

FUTURE NET REVENUE AFTER INCOME TAXES (discounted at 10%/year) PERIOD AND FACTOR	2003 ($000s)
Estimated Future Net Revenue at Beginning of Year	72,668
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties[1]	(33,086)
Net Change in Prices, Production Costs and Royalties Related to Future Production[2]	7,653
Changes in Previously Estimated Development Costs Incurred During the Period[3]	24,038
Changes in Estimated Future Development Costs[4]	(34,732)
Extensions and Improved Recovery[5]	14,124
Discoveries	20,545
Acquisitions of Reserves[5]	50,727
Dispositions of Reserves[5]	(1,339)
Net Change Resulting from Revisions in Quantity Estimates	1,113
Accretion of Discount[6]	8,204
Net Change in Income Taxes[7]	(27,453)
All other changes[8]	7,162
Estimated Future Net Revenue at End of Year	109,624

Notes:

(1) Corporation actual before income taxes, excluding general and administrative expenses.
(2) The impact of changes in prices and other economic factors on future net revenue.
(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(4) The change in forecast development costs.
(5) End of period net present value of the related reserves.

(6) Estimated as 10% of the beginning of period net present value.
(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.
(8) Includes change due to revised production profiles, development timing, operating costs, royalty rates, actual price received in 2003 versus forecast.

Additional Information Relating to Reserves Data

Undeveloped Reserves

In general, once proved and/or probable undeveloped reserves are identified they are scheduled into Fairborne's development plans. Normally, the Corporation plans to develop its proved and probable undeveloped reserves within two years. A number of factors that could result in delayed or cancelled development are as follows:

- changing economic conditions (due to pricing, operating and capital expenditure fluctuations);
- changing technical conditions (production anomalies (such as water breakthrough, accelerated depletion));
- multi-zone developments (such as a prospective formation completion may be delayed until the initial completion is no longer economic);
- a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and
- surface access issues (landowners, weather conditions, regulatory approvals).

Significant Factors or Uncertainties

The Corporation does not anticipate any significant economic factors or significant uncertainties will affect any particular components of the reserves data. However, the reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond the Corporation's control (see "Risk Factors").

Future Development Costs

The following table sets forth development costs deducted in the estimation of the Corporation's future net revenue attributable to the reserve categories noted below ($000s):

	Undiscounted Forecast Prices and Costs		Undiscounted Constant Prices and Costs
Year	Proved Reserves	Proved Plus Probable Reserves	Proved Reserves
2004	12,440	17,640	12,455
2005	1,258	2,066	1,239
2006	52	67	50
2007	8	8	8
2008	-	1	-
Thereafter	64	750	59
Total Undiscounted	13,822	20,531	13,811
Total Discounted at 10%	13,034	18,973	13,028

The Corporation expects that the capital listed in the preceding table will be funded through internally generated cash flows and will not have any associated funding costs. Therefore, the capital commitments will not affect the disclosed reserves of future net revenue.

Other Oil and Gas Information

Oil And Gas Wells

The following table sets forth the number and status of wells in which the Corporation had a working interest as at December 31, 2003.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	216	154.7	97	76.1	169	104.5	89	54.6
British Columbia	-	-	-	-	-	-	-	-
Saskatchewan	19	19.0	8	8.0	-	-	-	-
Total	235	173.7	105	84.1	169	104.5	89	54.6

Properties with no Attributable Reserves

The following table sets out the Corporation's developed and undeveloped land holdings as at December 31, 2003.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	97,562	55,549	152,327	111,995	249,889	167,544
British Columbia	690	293	2,944	1,030	3,634	1,323
Saskatchewan	2,559	2,481	2,388	2,291	4,947	4,772
United States	-	-	54,597	30,593	54,597	30,593
Total	100,811	58,323	212,256	145,909	313,067	204,232

The Corporation expects that rights to explore, develop and exploit 19,402 net acres of its undeveloped land holdings will expire by December 31, 2004. Fairborne plans to drill or submit application to continue selected portions of the above acreage.

Additional Information Concerning Abandonment and Reclamation Costs

The Corporation uses its internal historical costs to estimate its abandonment and reclamation costs when available. The costs are estimated on an area by area basis. The industry's historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements.

The Corporation has 417 net wells for which it expects to incur abandonment and reclamation costs. The total of such costs in respect of proved reserves, forecast net of estimate salvage value is $7.95 million (undiscounted) and $3.875 million (discounted at 10%). 100% of such amounts were deducted as abandonment and reclamation costs in estimating future net revenue of the Corporation in respect of proved reserves as disclosed above.

Abandonment costs for the next three years are as follows:

Forecast Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)	Abandonment Costs (Discounted at 10%)
2004	390	351
2005	443	399
2006	645	581
Thereafter	6,519	2,544
Total	7,997	3,875

Constant Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)	Abandonment Costs (Discounted at 10%)
2004	390	351
2005	337	303
2006	522	470
Thereafter	5,797	2,310
Total	7,046	3,434

Tax Horizon

The Corporation does not expect to be required to pay income taxes for the 2004 financial year. Depending mainly on commodity prices, production levels and capital spending, the Corporation estimates that income taxes may become payable in 2005.

Capital Expenditures

The following table summarizes capital expenditures related to the Corporation's activities for the year ended December 31, 2003 ($000s):

Property acquisition costs	
Proved properties	
Undeveloped properties	4,297
Exploration costs	3,507
Development costs	26,411
Dispositions	(1,543)
Corporate Assets	281
Total	$32,953

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which the Corporation participated during the year ended December 31, 2003:

	Gross	Net
Light and Medium Oil	6	5.0
Natural Gas	20	17.0
Service	-	-
Dry	4	3.1
Total:	30	25.1

See "Principal Properties" for a description of the Corporation's exploration and development plans.

Production Estimates

The following table sets out the volume of the Corporation's production estimated for the year ended December 31, 2004 which is reflected in the estimate of future net revenue disclosed in the tables contained under "Disclosure of Reserves Data and Other Information":

	Light and Medium Oil (Bbls/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (BOE/d)
Clive	1,088	6,827	116	2,342
Wood River	162	444	38	274
Peace River Arch	62	6,634	35	1,203
Weyburn	338	-	-	338
Miscellaneous	324	4,099	25	1,032
2004	1,974	18,004	214	5,189

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

	Quarter Ended			
	2003			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production[1]				
Light and Medium Crude Oil (Bbls/d)	2,144	2,291	1,543	1,497
Heavy Oil (Bbls/d)	-	-	-	-
Gas (Mcf/d)	14,835	14,265	7,283	5,596
NGLs (Bbls/d)	182	147	165	162
Combined (BOE/d)	4,799	4,815	2,922	2,592
Average Price Received				
Light and Medium Crude Oil ($/Bbl)	32.86	33.54	36.18	40.62
Heavy Oil ($/Bbls)	-	-	-	-
Gas ($/Mcf)	6.17	6.07	6.75	6.77
NGLs ($/Bbls)	30.71	38.05	32.33	41.41
Combined ($/BOE)	32.69	33.82	35.81	40.70

	Quarter Ended			
	2003			
	Dec. 31	Sept. 30	June 30	Mar. 31
Royalties Paid				
Light and Medium Crude Oil ($/Bbls)	5.34	5.73	5.28	5.95
Heavy Oil ($/Bbls)	-	-	-	-
Gas ($/Mcf)	1.16	1.45	1.44	1.41
NGLs ($/Bbls)	8.74	8.03	5.09	10.57
Combined ($/BOE)	6.30	7.26	6.66	7.14
Operating Expenses ($/BOE)				
Light and Medium Crude Oil ($/Bbls)	6.32	5.29	5.95	7.08
Heavy Oil ($/Bbls)	-	-	-	-
Gas ($/Mcf)	1.05	0.88	0.99	1.18
NGLs ($/Bbls)	6.32	5.29	5.95	7.08
Combined ($/BOE)	6.32	5.29	5.95	7.08
Netback Received ($/BOE)(2)				
Light and Medium Crude Oil ($/Bbls)	27.59	24.95	22.52	21.20
Heavy Oil ($/Bbls)	-	-	-	-
Gas ($/Mcf)	4.18	4.33	3.74	3.96
NGLs ($/Bbls)	23.76	21.30	24.74	15.65
Combined ($/BOE)	26.44	25.17	22.54	22.30

Notes:

(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.

The following table indicates the Corporation's average daily production from its important fields for the year ended December 31, 2003:

	Light and Medium Crude Oil (Bbls/d)	Gas (Mcf/d)	NGLS (Bbls/d)	BOE (BOE/d)
Clive	1,250	5,347	121	2,262
Wood River	251	1,395	36	520
Peace River Arch	18	2,552	3	447
Miscellaneous	191	1,346	3	419
Total Alberta	1,710	10,640	164	3,648
Weyburn	140	-	-	140
Total Saskatchewan	140	-	-	140
Total	1,850	10,640	164	3,788

Fairborne's crude oil production for the year ended December 31, 2003 was 49% light quality crude oil (32° API or greater), and 51% natural gas and liquids.

For the twelve months ended December 31, 2003, approximately 48% of Fairborne's gross revenue was derived from crude oil production and 52% was derived from natural gas production.

Forward Contracts and Marketing

Fairborne's crude oil and natural gas production is sold through marketing companies, with the exception of small quantities of non-operated properties which are marketed by the operator.

Fairborne conducts a hedging program for both crude oil and natural gas prices. During 2003, Fairborne's realized price for crude oil and NGLs have been reduced by $7.14 per barrel in the first quarter, $2.00 per barrel in the second quarter, $2.69 per barrel in the third quarter and $2.27 per barrel in the fourth quarter as Fairborne hedged an average of 30 percent of total crude oil production during the twelve months ended December 31, 2003.

The prices received for natural gas have been reduced by $0.99 per Mcf in the first quarter, $0.26 per Mcf in the second quarter and increased by $0.07 per Mcf in the third and fourth quarters as Fairborne hedged an average of 30 percent of total natural gas production during the twelve months ended December 31, 2003.

The following table summarizes the hedges outstanding at December 31, 2003:

Commodity	Period	Volume	Price
Natural Gas	January 1 to March 31, 2004	2.000 GJ/day	Cdn$6.54/GJ
Natural Gas	March 1 to March 31, 2004	2.000 GJ/day	Cdn$6.33/GJ
Natural Gas	January 1 to February 29, 2004	2,000/GJ day	Cdn$6.40/GJ -$7.10/GJ
Crude Oil	January 5 to June 30, 2004	350 Bbls/day	Cdn$37.90
Crude Oil	January 5 to March 31, 2004	350 Bbls/day	WTI US$31.35
Crude Oil	April 1 to June 30, 2004	350 Bbls/day	WTI US$30.32
Crude Oil	July 1 to September 30, 2004	350 Bbls/day	WTI US$32.25

The Corporation has sold forward US $1,623,000 of foreign exchange exposure at Cdn $1.323 to US $1.00 (US $0.7559 to Cdn $1.00) to June 30, 2004, and US $1,039,000 of foreign exchange exposure at Cdn $1.3468 to US $1.00 (US $0.7425 to Cdn $1.00), from July 2, 2004 to September 30, 2004.

WEST PEMBINA ACQUISITION

The following provides certain information in respect of the Acquired Properties acquired by the Corporation pursuant to the West Pembina Acquisition.

Certain information in respect of the Acquired Properties has been taken from information provided by the vendor of the Acquired Properties.

Principal Producing Acquired Properties

The following is a description of the principal Acquired Properties as at January 1, 2004. Production stated is average production for 2003 received in respect of the working interest attributable to the Acquired Properties before deduction of royalties, which is defined as gross production herein. Unless otherwise specified, gross and net acres and information are as at January 1, 2004.

West Pembina Brazeau Gas Area

The West Pembina Brazeau gas area includes production and lands located in Townships 44 to 48, Ranges 10 to 17 W5M and a 24% interest in the West Pembina gas Plant and Gas Gathering system. The area includes Nisku, Elkton and Beaverhill Lake gas production.

The Corporation has an interest in 46 gross (32 net) wells in the area from which 2003 gross production averaged 382 Bbls/d of NGL and 14,401 Mcf/d of natural gas.

The West Pembina gas area consists of 29,280 gross (16,699 net) acres of developed land and 84,800 gross (57,050) net acres of undeveloped land.

The Corporation plans to drill a number of exploration wells targeting the Nisku formation in 2004. These wells will mainly be drilled during the second half of 2004 with the Corporation's working interest being approximately 50%.

West Pembina Belly River Oil

The West Pembina Belly River oil area is located in Townships 47 and 48, Ranges 13 to 16 W5M.

Oil production is mainly from the Brazeau Belly River Unit No. 6 from multiple producing Belly River zones. Fairborne acquired a 57.633923% working interest in the unit and is the operator. Most of the current production is from the Basal and Lower Belly River sand reservoirs. Additional opportunities exist in optimizing the water flood and exploitation of the numerous Middle and Upper Belly River sands, which appear to be oil charged.

The Corporation has an interest in the 101 gross (63 net) wells in the area from which 2003 gross production averaged 544 Bbls/d of crude oil, 99 Bbls/d of NGL and 1,960 Mcf/d of natural gas.

The Corporation will focus its efforts during the remainder of 2004 on recompletions and workovers in the Belly River Unit and non-unit lands. The Corporation has identified numerous zones that have not been perforated in existing wells and will pursue this in its exploitation program.

Miscellaneous – Marlboro, Lambert-Hinton and Plante

Miscellaneous properties acquired include those in the Marlboro, Lambert-Hinton and Plante area.

The Marlboro area is located in west central Alberta, approximately 130 miles west of Edmonton, in Township 55, Ranges 19 and 20 W5M. The Marlboro area consists of 3,520 gross (2,474 net) acres of developed land and 1,440 gross (1,008 net) acres of undeveloped land. The Lambert-Hinton area is located in an established exploration area and includes lands and wells located in Townships 51 to 56, Ranges 22 W5M to Range 1 W6M. The Lambert-Hinton area consists of 2,080 gross (160 net) acres of developed land and 63,520 gross (34,520 net) acres of undeveloped land. The Plante area is located in Township 55, Range 22 W5M. The Plante area consists of 640 gross (90 net) acres of developed land and 5,120 gross (2,992 net) acres of undeveloped land.

The Corporation has an interest in 27 gross (13 net) wells in these areas from which aggregate 2003 net production averaged 4 Bbls/d of NGL and 889 Mcf/d of natural gas.

The Lambert-Hinton/Plante area contains a number of deep exploration prospects. The Corporation has purchased a large 3D seismic survey over the lands and will be pursuing these opportunities after the next 12 to 24 months.

Acquired Properties Reserves Data and Other Information

The reserves data set forth below (the "Acquired Properties Reserves Data") is based upon an evaluation by Sproule with an effective date of December 31, 2003 contained in the Sproule Acquisition Report. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Acquired Properties and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Sproule Acquisition Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. The Corporation engaged Sproule to provide an evaluation of proved and proved plus probable reserves attributable to the Acquired Properties and no attempt was made to evaluate possible reserves.

All of the Acquired Properties are in Canada and, specifically, in the province of Alberta.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003
CONSTANT PRICES AND COSTS

	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mmcf)	Net (Mmcf)	Gross (Mbbl)	Net (Mbbl)
PROVED						
Developed Producing	542	484	15,437	11,023	541	364
Developed Non-Producing	-	-	20	17	3	-
Undeveloped	-	-	-	-	-	-
TOTAL PROVED	542	484	15,457	11,040	544	364
PROBABLE	395	347	10,194	7,354	391	266
TOTAL PROVED PLUS PROBABLE	937	831	25,651	18,394	935	630

	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)									
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0	5	10	15	20	0	5	10	15	20
PROVED										
Developed Producing	87,856	76,383	68,190	62,022	57,194	95,246	77,096	65,783	58,099	52,273
Developed Non-Producing	58	57	57	56	56	36	36	36	35	35
Undeveloped	-	-	-	-	-	-	-	-	-	-
TOTAL PROVED	87,914	76,440	68,246	62,078	57,249	95,282	77,132	65,819	58,134	52,308
PROBABLE	58,811	44,017	35,505	29,941	26,002	36,270	27,136	21,881	18,445	16,012
TOTAL PROVED PLUS PROBABLE	146,725	120,457	103,751	92,018	83,251	131,552	104,268	87,700	76,579	68,320

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003
CONSTANT PRICES AND COSTS
($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	158,617	34,058	33,822	1,551	1,272	87,914	(7,368)	95,282
Proved Plus Probable Reserves	259,490	55,558	53,370	2,456	1,381	146,725	15,173	131,552

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	21,839
	Natural Gas (including by-products but excluding solution gas from oil wells)	46,407
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	33,200
	Natural Gas (including by-products but excluding solution gas from oil wells)	70,551

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003
FORECAST PRICES AND COSTS

	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mmcf)	Net (Mmcf)	Gross (Mbbl)	Net (Mbbl)
PROVED						
Developed Producing	511	458	15,382	10,984	538	365
Developed Non-Producing	-	-	19	16	1	1
Undeveloped	-	-	-	-	-	-
TOTAL PROVED	511	458	15,401	11,000	540	366
PROBABLE	381	337	10,147	7,316	391	264
TOTAL PROVED PLUS PROBABLE	892	795	25,548	18,316	931	630

	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)									
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0	5	10	15	20	0	5	10	15	20
PROVED										
Developed Producing	74,981	66,642	60,597	55,982	52,322	87,124	70,957	60,998	54,193	49,200
Developed Non-Producing	60	60	60	59	59	38	38	38	37	37
Undeveloped	-	-	-	-	-	-	-	-	-	-
TOTAL PROVED	75,041	66,702	60,657	56,042	52,381	87,162	70,995	61,036	54,230	49,237
PROBABLE	46,593	35,486	29,134	24,979	22,022	28,533	21,776	17,899	15,356	13,542
TOTAL PROVED PLUS PROBABLE	121,634	102,188	89,791	81,021	74,403	115,695	92,771	78,935	69,586	62,779

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003
FORECAST PRICES AND COSTS
($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	142,971	30,707	34,251	1,583	1,389	75,041	(12,121)	87,162
Proved Plus Probable Reserves	230,792	48,952	56,117	2,495	1,595	121,634	5,939	115,695

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	19,410
	Natural Gas (including by-products but excluding solution gas from oil wells)	41,247
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	28,733
	Natural Gas (including by-products but excluding solution gas from oil wells)	61,058

Notes to Acquired Properties Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the Sproule Acquisition Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of the definitions are as set forth in the Notes to the Reserves Data and Other Information Tables under "Statement of Reserves Data and Other Oil and Gas Information – Disclosure of Reserves Data and Other Information".

3. **Forecast Prices and Costs**

   The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by Sproule in the Sproule Acquisition Report were GLJ's forecasts, which were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
FORECAST PRICES AND COSTS

	OIL[1]							
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Heavy 12° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/BBL)	INFLATION RATES[1] %/Year	EXCHANGE RATE[2] ($US/$Cdn)
Forecast								
2004	34.25	44.75	29.00	41.00	6.65	45.25	1.5	0.75
2005	29.00	37.75	25.00	33.75	5.55	38.25	1.5	0.75
2006	27.00	35.25	23.75	31.25	5.20	35.75	1.5	0.75
2007	25.00	32.50	21.00	28.50	5.00	33.00	1.5	0.75
2008	25.00	32.50	21.00	28.50	5.00	33.00	1.5	0.75
Thereafter	25.00	32.50	21.00	28.50	5.00	33.00	1.5	0.75

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the vendor of the Acquired Properties for the year ended December 31, 2003, were $6.43/Mcf for natural gas, $43.10/Bbl for crude oil and $37.41/Bbl for natural gas liquids.

4. **Constant Prices and Costs**

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the Sproule Acquisition Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
CONSTANT PRICES AND COSTS

	OIL						
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Heavy 12° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/BBL)	EXCHANGE RATE[1] ($US/$Cdn)
Historical							
2003[2]	32.52	40.81	29.81	34.81	6.09	41.31	0.7738

Notes:

(1) The exchange rate used to generate the benchmark reference prices in this table.
(2) As at December 31.

5. **Future Development Costs**

The following table sets forth development costs deducted in the estimation of the future net revenue attributable to the reserve categories noted below (in $000s):

Year	Forecast Prices and Costs		Constant Prices and Costs
	Proved Reserves	Proved Plus Probable Reserves	Proved Reserves
2004	500	945	500
2005	-	463	-
2006	1,083	1,086	1,051
Thereafter	-	-	-
Total Undiscounted	1,583	2,495	1,551
Total Discounted at 10%	1,323	2,175	1,299

The Corporation expects that the capital listed in the preceding table will be funded through internally generated cash flows and will not have any associated funding costs. Therefore, the capital commitments will not affect the disclosed reserves of future net revenue.

6. The Acquired Properties do not qualify for ARTC.

7. Estimated future abandonment and reclamation costs related to a property have been taken into account by Sproule in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

8. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

9. The extent and character of all factual data supplied to Sproule were accepted by Sproule as represented. No field inspection was conducted.

Oil And Gas Wells

The following table sets forth the number and status of wells in which the Corporation acquired pursuant to the West Pembina Acquisition as at December 31, 2003:

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	52	33	66	40	17	11	39	24
Total	52	33	66	40	17	11	39	24

Properties with no Attributable Reserves

The following table sets out the developed and undeveloped land holdings as at December 31, 2003 acquired pursuant to the West Pembina Acquisition:

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	35,520	19,423	159,880	95,570	190,400	114,993
Total	35,520	19,423	159,880	95,570	190,400	114,993

The Corporation expects that rights to explore, develop and exploit 11,840 net acres of undeveloped land will expire by December 31, 2004. Fairborne plans to drill or submit application to continue selected portions of the above acreage.

Production Estimates

The following table sets out the volume of the production for the Acquired Properties estimated for the year ended December 31, 2004 which is reflected in the estimate of future net revenue disclosed in the tables contained under "Acquired Properties Reserves Data and Other Information":

	Light and Medium Oil *(Bbls/d)*	Natural Gas *(Mcf/d)*	Natural Gas Liquids *(Bbls/d)*	BOE *(BOE/d)*
2004	354	13,436	452	3,045

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback in respect of the Acquired Properties for the periods indicated below:

	Quarter Ended			
	2003			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production[1]				
Light and Medium Crude Oil (Bbls/d)	478	547	546	607
Gas (Mcf/d)	15,890	17,306	14,011	21,860
NGLs (Bbls/d)	518	534	367	523
Combined (BOE/d)	3,644	3,965	3,247	4,773
Average Price Received				
Light and Medium Crude Oil ($/Bbl)	39.74	40.42	40.60	50.54
Gas ($/Mcf)	5.26	5.87	6.55	7.68
NGLs ($/Bbls)	35.34	33.92	34.67	45.10
Combined ($/BOE)	33.17	35.76	38.99	46.53
Royalties Paid				
Light and Medium Crude Oil ($/Bbls)	5.41	5.37	5.87	8.10
Gas ($/Mcf)	1.13	1.25	0.41	1.49
NGLs ($/Bbls)	11.56	11.15	11.28	14.09
Combined ($/BOE)	7.29	7.69	4.05	9.38
Operating Expenses ($/BOE)				
Light and Medium Crude Oil ($/Bbls)	6.21	9.24	12.72	7.28
Gas ($/Mcf)	1.05	1.55	1.84	1.21
NGLs ($/Bbls)	6.27	8.99	11.12	7.29
Combined ($/BOE)	6.30	9.25	11.33	7.29

	Quarter Ended			
	2003			
	Dec. 31	Sept. 30	June 30	Mar. 31
Netback Received ($/BOE)(2)				
Light and Medium Crude Oil ($/Bbls)	28.12	25.81	22.01	35.16
Gas ($/Mcf)	2.56	2.60	3.71	4.60
NGLs ($/Bbls)	17.51	13.78	12.26	23.72
Combined ($/BOE)	17.34	16.76	21.07	28.11

Notes:

(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.

The following table indicates the average daily production from important fields acquired pursuant to the Acquired Properties for the year ended December 31, 2003:

	Light and Medium Crude Oil (Bbls/d)	Gas (Mcf/d)	NGLS (Bbls/d)	BOE (BOE/d)
Belly River	544	1,960	99	970
West Pembina	-	14,401	382	2,782
Other	-	889	4	152
Total	544	17,250	485	3,904

Crude oil production from the Acquired Properties for the year ended December 31, 2003 was 14% light quality crude oil (32° API or greater), and 86% natural gas and liquids.

For the twelve months ended December 31, 2003, in respect of the Acquired Properties, approximately 15% of gross revenue was derived from crude oil production, 73% was derived from natural gas production and 12% from natural gas liquids production.

SELECTED FINANCIAL INFORMATION

Annual Data

The following table sets forth selected consolidated financial information of the Corporation since it began active operations (in $000s except per share amounts):

	Year Ended and as at December 31, 2003	Seven Months Ended and as at December 31, 2002
Gross revenues before royalties	50,888	16,376
Funds generated from operations	29,150	8,774
Per share – basic	$1.16	$0.44
Per share – diluted	$1.10	$0.44
Net income	10,174	2,439
Per share – basic	$0.40	$0.12
Per share – diluted	$0.39	$0.12
Total assets	136,185	43,386
Long term financial liabilities	-	2,573
Working capital (deficiency)	(9,371)	2,130

Quarterly Data

The following table sets forth selected consolidated financial information of the Corporation for the most recently completed quarters since it began active operations on May 31, 2002 and ending at the end of the most recently completed financial year (in $000's except per share amounts):

	Gross Revenues Before Royalties	Funds Generated from Operations	Funds Generated from Operations Per Share		Net Income	Net Income Per Share	
			(basic)	(diluted)		(basic)	(diluted)
2003							
1QTR03	9,531	5,701	$0.29	$0.29	2,229	$0.11	$0.11
2QTR03	10,154	5,986	$0.30	$0.30	2,751	$0.14	$0.14
3QTR03	15,711	9,056	$0.30	$0.30	2,996	$0.09	$0.09
4QTR03	15,492	8,407	$0.27	$0.21	2,198	$0.06	$0.05
2002							
1QTR02	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2QTR02(1)	1,924	967	$0.05	$0.05	165	$0.01	$0.01
3QTR02	6,084	3,411	$0.17	$0.17	965	$0.05	$0.05
4QTR02	8,368	4,396	$0.22	$0.22	1,309	$0.06	$0.06

Notes:

(1) Reflects operations for the month of June, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The Corporation's management discussion analysis of operating results relating to consolidated financial statements for the year ended December 31, 2003 are contained under "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 13 to 20 of the Corporation's 2003 Annual Report, which pages are incorporated herein by reference.

DIVIDEND POLICY

Fairborne has not paid any dividends on the outstanding Common Shares. The Board of Directors of Fairborne will determine the actual timing, payment and amount of dividends, if any, that may be paid by Fairborne from time to time based upon, among other things, the cash flow, results of operations and financial conditions of Fairborne, the needs for funds to finance ongoing operations and other business considerations as the board of directors of Fairborne considers relevant.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX and trade under the symbol "FEL".

DIRECTORS AND OFFICERS

The names, municipalities of residence, positions with the Corporation, and principal occupation of the directors and officers of the Corporation are set out below and in the case of directors, the period each has served as a director of the Corporation.

Name and Municipality of Residence	Office Held	Principal Occupation	Director Since
Richard A. Walls Calgary, Alberta	President, Chief Executive Officer and a Director	President and Chief Executive Officer of Fairborne since May 2002 and President and Chief Executive Officer of RAW Energy Ltd. (a private oil and natural gas company); special advisor to Duke Energy Field Services Canada Ltd. ("Duke Energy") from May 2001 to January 2002; prior thereto, from April 1999 to May 2001 President and Chief Executive Officer of Canadian Midstream Services Ltd. ("CMSL") (a private oil and natural gas midstream company); prior thereto, from July 1993 to November 1998 President and Chief Executive Officer of Pan East Petroleum Corp. ("Pan East") (a public oil and natural gas company).	January 9, 2002
Gary F. Aitken(1)(2)(3)(4) Calgary, Alberta	Director	President of Chowade Energy Inc. (a private oil and gas company) and Investment Advisor to NCE Resources Group, now Sentry Select Capital Corp., and Land Negotiator with Petrofund Energy Trust, both since 1997.	May 31, 2002
Donald J. Nelson(2)(4) Calgary, Alberta	Director	President, Fairway Resources Inc. (a private consulting company) since June, 2002; from September 1998 to June 2002, President and Chief Executive Officer of Summit Resources Limited (a public oil and natural gas company) and from February, 1996 to September 1998, Vice President, Operations of Summit Resources Limited.	April 5, 2004
Michael E.J. Phelps(1)(3)(4) Vancouver, B.C.	Chairman and Director	Chairman, Dornoch Capital Inc. (a private investment company) and Chair of the "Wise Persons Committee" – WPC – Committee to Review the Structure of Securities Regulation in Canada. Previously, Chairman and Chief Executive Officer of Westcoast Energy Inc. until its acquisition by Duke Energy in 2002.	July 19, 2002
David L. Summers Calgary, Alberta	Vice-President, Operations, Chief Operating Officer and a Director	Vice-President, Operations and Chief Operating Officer of Fairborne since May 2002; prior thereto, Senior Vice-President of Commercial and Operations of Duke Energy from May 2001 until May 2002; prior thereto, Vice-President, Operations and Chief Operating Officer of CMSL from April 1999 to May 2001; and prior thereto, Vice-President, Operations of PanEast from October 1997 to November 1998 and Chief Operating Officer of PanEast from June 1998 to November 1998.	May 31, 2002
Rodney D. Wimer(1)(2)(3)(4) Bend, Oregon	Director	President, Mazama Capital Partners (a private investment firm) since January 2002; prior thereto, from March 2001 to January 2002, President, Commercial Power Division of Dynegy, Inc. and from January 1997 to March 2001, President and Chief Executive Officer of Dynegy Canada Inc.	May 31, 2002

Name and Municipality of Residence	Office Held	Principal Occupation	Director Since
Robert A. Maitland[5] Calgary, Alberta	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of Fairborne since May 2002; prior thereto, Vice-President, Finance of CMSL from April 1999 to May 2001; and prior thereto, Vice-President, Finance and Chief Financial Officer of PanEast from December 1997 until November 1998.	N/A
Steven R. VanSickle Calgary, Alberta	Senior Vice-President, Exploration	Senior Vice-President, Exploration of Fairborne from May 2002; prior thereto, Vice-President, Business Development of Duke Energy from May 2001 to May 2002; prior thereto, Vice-President, Business Development of CMSL from April 1999 to May 2001; and prior thereto, Manager, Business Development of PanEast from January 1998 to November 1998.	N/A
James E. Young Calgary, Alberta	Vice-President, Exploration	Vice-President, Exploration of Fairborne since July 2002; prior thereto, Vice-President Exploration of Pivotal from January 2003 and prior thereto, Vice-President Exploration of Cigar Oil & Gas Ltd., a predecessor to Pivotal, from February 2001; prior thereto from October 2000, President and Chief Executive Officer of Winstar Resources Ltd. (a public oil and natural gas company); prior thereto from May 2000, President of Sunrunner Petroleum Corp. (a private oil and natural gas company); prior thereto from April 1999, Executive Vice President of Backer Petroleum Corp. (a public oil and natural gas company); and prior thereto from May 1994, Vice President Exploration and Director of Backer Petroleum Corp.	N/A
David E.T. Pyke Calgary, Alberta	Vice-President, Land	Vice-President, Land of Fairborne since July 2002; prior thereto, Vice-President Land of Pivotal since January 2003 and prior thereto Vice-President, Land and Contracts of Cigar Oil & Gas Ltd., a predecessor of Pivotal from January 1999; prior thereto and from October 1998, businessman; prior thereto and from August 1997, Vice President Land and Contracts of Barrington Petroleum Ltd. (a public oil and natural gas company); prior thereto and from April 1996, Vice President Business Development of AEC Oil & Gas Ltd. (a public oil and natural gas company).	N/A
C. Steven Cohen Calgary, Alberta	Secretary	Partner with Burnet, Duckworth & Palmer LLP (barristers and solicitors)	N/A

Notes:

(1) Member of the Audit Committee.
(2) Member of the Reserves Committee.
(3) Member of the Compensation Committee.
(4) Member of the Corporate Governance Nominating Committee.
(5) Robert Maitland was a director of Military International Limited which was cease-traded on December 11, 2002 for failure to file financial statements.
(6) Fairborne does not have an executive committee of its board of directors.

All of the directors and officers of Fairborne have been engaged for more than five years in their present principal occupations or executive positions with the same companies except as described above.

The term of office of each director expires at the next annual meeting of shareholders of the Corporation.

As at May 14, 2004, the directors and officers of Fairborne, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 5,709,624 Common Shares or approximately 14.6% of the issued and outstanding Common Shares.

HUMAN RESOURCES

Fairborne currently employs 56 full-time employees, of which 35 are located in the head office and 21 are field employees, and six part-time consultants. Fairborne intends to add additional professional and administrative staff as the need arises.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Accountants, Suite 1200, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar of the Common Shares.

INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. Although it is not expected that these controls and regulations will affect the operations of Fairborne in a manner materially different than it would affect other oil and gas companies of a similar size, the controls and regulations should be considered carefully by investors. All current legislation is a matter of public record and it is not possible to predict what additional legislation or amendments may be enacted.

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of the Corporation in a manner materially different than they would affect other oil and gas companies of similar size.

Pricing and Marketing – Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the 16 export contracts continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement (NAFTA)

On January 1, 1994, NAFTA became effective among the governments of Canada, the United States of America and Mexico. NAFTA carries forward most of the material energy terms contained in the Canada U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States of America or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

Regulations made pursuant to the Alberta Mines and Minerals Act provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 m^3 exemption is available to production from a well that has not produced for a 12 month period, if resuming production after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying 17 exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and gas production against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price sensitive formula, and the ARTC rate varies between 75%, at prices for oil below \$100 per m^3, and 25%, at prices above \$210 per m^3. The ARTC rate is applied to a maximum of \$2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than \$10,000 in royalties per year and non corporate entities from qualifying for the program.

Producers of oil and natural gas in the province of British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), the quantity of oil produced in a month and the value of the oil. Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

On May 30, 2003, the Ministry of Energy and Mines for the province of British Columbia announced an Oil and Gas Development Strategy for the Heartlands ("Strategy"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and British Columbia service sector opportunities. In addition, the Strategy will result in economic and employment opportunities for communities in British Columbia's heartlands.

Some of the financial incentives in the Strategy include:

- Royalty credits of up to \$10 million annually towards the construction, upgrading and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry.

- Changes to provincial royalties: new royalty rates for low productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

In Saskatchewan, for Crown royalty and freehold production tax purposes, crude oil is considered either "heavy oil", "southwest designated oil" or "non-heavy oil other than southwest designated oil" The conventional royalty and production tax classifications ("fourth tier oil" introduced October 1, 2002, "third tier oil", "new oil" or "old oil") of oil production are applicable to each of the three crude oil types. The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all "fourth tier oil" to 20% for "old oil". Marginal royalty rates are 30% for all "fourth tier oil" to 45 % for "old oil".

Natural gas is considered either "non-associated gas" or "associated gas". The royalty and production tax classifications of gas production ("fourth tier gas" introduced October 1, 2002, "third tier gas", "new gas" and "old gas") are applicable to each of the two gas types. The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for "fourth tier gas" and 20% for "old gas".

The marginal royalty rates are between 30% for "fourth tier gas" and 45% for "old gas". On October 1, 2002 a number of changes were made to the royalty and tax regime in Saskatchewan as follows:

A new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale. The royalty/tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65,000 m^3 in a month.

A modified system of incentive volumes and maximum royalty/tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002 was introduced. The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent.

The elimination of the re-entry and short section horizontal oil well royalty/tax categories. All horizontal oil wells with a finished drilling date on or after October 1, 2002 will receive the "fourth tier" royalty/tax rates and new incentive volumes.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid by the Corporation to the provincial governments. In Alberta, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. Both of these incentives have the effect of increasing the net income of the Corporation.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Canadian Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties.

In Alberta, environmental compliance has been governed by the Alberta Environmental Protection and Enhancement Act ("AEPEA") since September 1, 1993. In addition to replacing a variety of older statutes which related to environmental matters, the AEPEA also imposes certain new environmental responsibilities on oil and natural gas operators in Alberta and in certain instances also imposes greater penalties for violations.

British Columbia's Environmental Assessment Act became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process which contemplates public participation in the environmental review.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. The continued tight supply demand balance for natural gas is causing significant elasticity in

pricing. Despite record drilling activity, a strong economy, weather, fuel switching and demand for electrical generation there still exists a tight supply causing prices to remain high.

Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand. Recently crude oil prices have been kept high by political events causing disruptions in the supply of oil, and concern over potential supply disruptions triggered by unrest in the Middle East. Political events trigger large fluctuations in price levels.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also declines.

A second trend within the Canadian oil and gas industry is recent growth in number of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the consolidation phase the industry has just been through. Many are able to raise capital and recruit well qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that Kyoto will have on the sector. Generally during the past year the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry. The Corporation must compete with the numerous new companies and their new stories in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

RISK FACTORS

An investment in the Common Shares is speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas reserves. An investor should consider carefully the risk factors set out below and consider all other information contained herein and in the Corporation's other public filings before making an investment decision.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Corporation's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and

other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although the Corporation maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Corporation makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired business may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that the Corporation can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of the Corporation, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Corporation.

Competition

Oil and gas exploration is intensely competitive in all its phases and involves a high degree of risk. The Corporation competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Corporation's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of the Corporation. The Corporation's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "Industry Conditions." The Corporation's operations may require licenses from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects and the obtaining of such licences and permits may delay operations of the Corporation.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases." The Corporation's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject the Corporation to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those in the *Climate Change and Emissions Management Act* (Alberta) (yet to be proclaimed), may require the reduction of emissions or emissions intensity produced by the Corporation's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of the Corporation.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although the Corporation believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects. See "Industry Conditions".

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control. The Corporation's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Corporation may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The Corporation's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Corporation's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation. These factors include economic conditions, in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

The exchange rate between the Canadian and U.S. dollar also affects the profitability of the Corporation and the Canadian dollar has strengthened recently against the U.S. dollar.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to the Corporation are in part determined by the Corporation's borrowing base. A sustained material decline in prices from historical average prices could reduce the Corporation's borrowing base, therefore reducing the bank credit available to the Corporation which could require that a portion, or all, of the Corporation's bank debt be repaid.

Substantial Capital Requirements

The Corporation anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Corporation's revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's financial condition, results of operations or prospects.

Additional Funding Requirements

The Corporation's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Corporation may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Corporation's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation's ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to the Corporation.

Issuance of Debt

From time to time the Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. Depending on future exploration and development plans, the Corporation may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Corporation's articles nor its by-laws limit the amount of indebtedness that the Corporation may incur. The level of the Corporation's indebtedness from time to time, could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases and the Corporation may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements. Similarly, from time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Corporation will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities. To the extent the Corporation is not the operator of its oil and gas properties, the Corporation will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. It is the practice of the Corporation in acquiring significant oil and gas leases or interest in oil and gas leases to fully examine the title to the interest under the lease. In the case of minor acquisitions the Corporation may rely upon the judgment of oil and gas lease brokers or landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest. The Corporation believes that this practice is widely followed in the oil and gas industry. Nevertheless, there may be title defects which affect lands comprising a portion of the Corporation's properties. To the extent title defects do exist, it is possible that the Corporation may lose all or a portion of its right, title, estate and interest in and to the properties to which the title relates.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and cash flows to be derived therefrom, including many factors beyond the Corporation's control. The reserve and associated cash flow information set forth herein represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material. Further, the evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluation.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, GLJ and Sproule, the independent reserves evaluators, have used both constant and forecast price and cost estimates in calculating reserve quantities included herein. Actual future net revenue will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and revenues derived therefrom will vary from the estimates contained in the GLJ Report, the Sproule Report and the Sproule Acquisition Report and such variations could be material. Such reports are based in part on the assumed success of activities the Corporation intends to undertake in future years. The

reserves and estimated cash flows to be derived therefrom contained in such reports will be reduced to the extent that such activities do not achieve the level of success assumed in the reports. The reports are effective as of a specific effective date and has not been updated and thus does not reflect changes in the Corporation's resources since that date.

Insurance

The Corporation's involvement in the exploration for and development of oil and natural gas properties may result in the Corporation becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling the Corporation will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Corporation. The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Corporation's financial position, results of operations or prospects.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expend, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licences and Leases

The Corporation's properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's results of operations and business.

Uncertainty of Global Financial Markets

On September 11, 2001, the United States was the subject of terrorist attacks resulting in significant loss of life and property damage. The events of September 11, 2001 and the response of the United States and other nations have created an environment of uncertainty in global financial markets, the effect of which could have a material impact upon the Corporation, its business and its ability to finance operations.

Dividends

The Corporation does not currently pay any dividends on its outstanding shares. Payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and other business considerations as the board of directors of the Corporation considers relevant.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on the Corporation and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Corporation.

Accounting Write-Downs as a Result of GAAP

Canadian generally accepted accounting principles ("GAAP") requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in the consolidated financial statements of the Corporation. The accounting policies may result in non-cash charges to net income and write-down of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and/or may result in a decline in the trading price of the Corporation's shares.

Under GAAP, the net amounts at which petroleum and natural gas costs on a property or project basis are carried are subject to a test which is based in part upon estimated future net cash flow from reserves. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings.

Emerging GAAP surrounding hedge accounting may result in non-cash charges against net income as a result of changes in the fair market value of hedging instruments. A decrease in the fair market value of the hedging instruments as a result of fluctuations in commodity prices and foreign exchange rates may result in a write-down of net assets and a non-cash charge against net income. Such write-downs and non-cash charges may be temporary in nature if the fair market value subsequently increases.

Third Party Credit Risk

The Corporation is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures could have a material adverse effect on the Corporation and its cash flow from operations.

Conflicts of Interest

The directors or officers of the Corporation may also be directors or officers of other oil and gas companies or otherwise involved in natural resource exploration and development and situations may arise where they are in a conflict of interest with the Corporation. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Reliance on Key Personnel

The Corporation's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. The Corporation does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Information Circular – Proxy Statement of the Corporation dated April 19, 2004 relating to the Annual and Special Meeting of Shareholders of the Corporation to be held on June 2, 2004. Additional financial information is contained in the Corporation's consolidated financial statements for the year ended December 31, 2003 contained in the Corporation's 2003 Annual Report.

The Corporation will provide to any person or corporation, upon request to the secretary of the Corporation:

(a) when the securities of the Corporation are in the course of distribution under preliminary short form prospectus or a short form prospectus,

  (i) one copy of the Corporation's annual information form, together with one copy of any document, or pertinent pages of any document, incorporated therein by reference,

  (ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and any one of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after its most recently completed financial year,

  (iii) one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

  (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) or (iii), or

(b) at any other time, one copy of any documents referred to in clauses (a) (i) (ii) and (iii), provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

Additional copies of this Annual Information Form and the materials listed in the preceding paragraph, any interim financial statements which have been issued by the Corporation and any other document incorporated herein by reference are available on the foregoing basis and upon request by contacting the Corporation at its offices at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5, by phone at (403) 290-7750, fax at (403) 290-7751 or email at rmaitland@fairborne-energy.com.

SCHEDULE "A"
FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Fairborne Energy Ltd. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

(i) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

(i) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves Committee of the board of directors of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED as of this 17th day of May, 2004.

(signed) "*Richard A. Walls*"
Richard A. Walls
President and Chief Executive Officer

(signed) "*Robert A. Maitland*"
Robert A. Maitland
Vice-President, Finance and Chief Financial Officer

(signed) "*Donald J. Nelson*"
Donald J. Nelson
Director

(signed) "*Rodney D. Wimer*"
Rodney D. Wimer
Director

SCHEDULE "B"
FORM 51-101F2
REPORT ON RESERVES DATA
BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

To the board of directors of Fairborne Energy Ltd. (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2003. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

   (i) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

   (i) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2003, and identifies the respective portions thereof that we have evaluated on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (County or Foreign Geographic Area)	Net Present Value of Future Net Revenue ($000, before income taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
Gilbert Laustsen Jung Associates Ltd.	February 15, 2004	Canada	-	$152,008	-	$152,008
Sproule Associates Limited	May 12, 2004	Canada	-	$5,426	-	$5,426
Totals			-	$157,434	-	$157,434

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above.

DATED at Calgary, Alberta this 14th day of May, 2004.

Gilbert Laustsen Jung Associates Ltd.

Per: (signed) "*Dana B. Laustsen*"
Dana B. Laustsen, P.Eng.

DATED at Calgary, Alberta this 14th day of May, 2004.

Sproule Associates Limited

Per: (signed) "*Harry J. Helwerda*"
Harry J. Helwerda, P.Eng.

Fairborne Energy Announces Filing of its 2003 Year End Disclosure Documents

May 18, 2004

CALGARY, ALBERTA—Fairborne Energy Ltd. ("Fairborne") today filed its Initial Annual Information Form, which includes Fairborne's reserves data and other oil and gas information for the period ended December 31, 2003 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. As Fairborne is filing its Initial Annual Information Form under National Instrument 44-101 - Short Form Prospectus Distributions, it may be reviewed by Canadian securities regulatory authorities of one or more jurisdictions and, accordingly, the information contained therein may be subject to change. Fairborne had previously filed its audited consolidated financial statements and accompanying notes for the period ended December 31, 2003 and related Management Discussion and Analysis with Canadian securities regulatory authorities. Copies of Fairborne's 2003 disclosure documents may be obtained at www.sedar.com or by emailing Fairborne at info@fairborne-energy.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Fairborne Energy Ltd.
Richard A. Walls
President and Chief Executive Officer
(403) 290-7750

or

Fairborne Energy Ltd.
Robert A. Maitland
(403) 290-7750

Email: info@fairborne-energy.com
Website: www.fairborne-energy.com



600, 530 – 8th Ave SW., Calgary, AB T2P 3S8 Tel.: 1 (866) 331-6361 Fax.: (403) 267-6529

May 18, 2004

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
TSX

Dear Sirs:

Subject: Fairborne Energy Ltd.

We confirm that the following material was sent by pre-paid mail on May 17, 2004 to the registered shareholders of the common shares of the subject Corporation:

1. First Quarter Report 2004

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation.

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Instrument 54-102.

Yours truly,

"signed by"

Tracy Williams
Mailing Professional
ClientServicesMailings@Computershare.com

cc: Fairborne Energy Ltd.
Attention: Robert Maitland

Tw\16931

Fairborne Energy and Case Resources Announce Agreement for Fairborne to Acquire Case

Calgary, Alberta
May 25, 2004

Fairborne Energy Ltd. ("Fairborne") and Case Resources Inc. ("Case") announce today that they have entered into an arrangement agreement pursuant to which Fairborne will acquire all of the issued and outstanding shares of Case on the basis of 0.0909 common shares of Fairborne for each issued and outstanding common share of Case (the "Arrangement").

After giving effect to the Arrangement, Fairborne will have approximately 44.5 million shares outstanding (49.9 million on a diluted basis). In connection with the Arrangement, Fairborne will assume approximately $12 million in debt and working capital deficit including costs.

The Arrangement is subject to certain conditions including approval of Case shareholders at a special meeting to be held in July, 2004 and receipt of all required regulatory approvals and court approval and is expected to close in July, 2004.

The Arrangement has the unanimous support of the board of directors of each of Case and Fairborne. The board of directors of Case has unanimously approved the Arrangement and determined that the Arrangement is fair, from a financial point of view, to Case shareholders and has unanimously resolved to recommend that Case shareholders vote in favour of the Arrangement. Each of GMP Securities Ltd. and Sprott Securities Inc. acted as a financial advisor to Case. GMP Securities Ltd. has advised the board of directors of Case that, subject to its review of the formal documentation, it is of the opinion that the consideration to be received under the Arrangement by the shareholders of Case is fair from a financial point of view. Holders of more than 33% of the outstanding common shares of Case (including all directors and officers of Case) have entered into lock-up agreements with Fairborne agreeing to vote their shares in favour of the Arrangement. Peters & Co. Limited acted as financial advisor to Fairborne in connection with the Arrangement.

Case has agreed to cease any discussions with other parties, agreed not to solicit competing proposals and to give notice to Fairborne of any unsolicited competing proposals that may be received prior to closing. Fairborne has a right to match any proposals received. Case has agreed to pay to Fairborne a non-completion fee in the amount of $3.0 million if the Arrangement is not completed in certain circumstances.

Case currently produces approximately 1,400 barrels of oil equivalent ("BOE") per day, consisting of 1,000 barrels per day of light oil and NGL's, 1.9 Mmcf per day of natural gas and 100 barrels per day of heavy oil. Fairborne currently produces approximately 9,200 BOE per day, consisting of 2,800 barrels per day of light oil and NGL's and 38.5 Mmcf per day of natural gas. The combined company will have proven reserves of 17.5 million BOE and proven plus probable reserves of 25.7 million BOE based on reserve reports prepared by Gilbert Laustsen Jung Associates Ltd. ("GLJ") for Case and GLJ and Sproule Associates Limited for Fairborne effective December 31, 2003 in accordance with NI-51-101.

Richard Walls, President and Chief Executive Officer of Fairborne stated that "Case's principal producing property at Haynes is located immediately to the south of Fairborne's Clive producing property and there are considerable operational enhancement and cost savings benefits anticipated as a result of consolidation of these properties. Moreover, the majority of Case's undeveloped lands are located within Fairborne's West Pembina/Brazeau operating area. The relative proximity of these assets will provide for

their immediate integration into Fairborne's operating structure and expand our inventory of quality opportunities."

Jeff Tonken, President and Chief Executive Officer of Case, stated that "The shares of Fairborne offer considerable upside to the shareholders of Case. With such a good geographic fit between Fairborne and Case, it makes good economic sense to combine the entities. I have full confidence in the management of Fairborne and expect that they will continue to do an excellent job for all of their shareholders".

For further information please contact:

Fairborne Energy Ltd. Richard A. Walls President and Chief Executive Officer Tel: (403) 290-7754 Fax: (403) 290-7751 rwalls@fairborne-energy.com Robert A. Maitland Vice-President, Finance and Chief Financial Officer Tel: (403) 290-7755 Fax: (403) 290-7751 rmaitland@fairborne-energy.com		Case Resources Inc. A. Jeffery Tonken President and Chief Executive Officer Tel: (403) 261-6400 James W. Surbey Vice-President, Corporate Development Tel: (403) 261-6400

Per barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

Forward Looking Statements - Certain information regarding Fairborne Energy Ltd. and Case Resources Inc (the "Companies") set forth in this document, including management's assessment of the Companies future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Companies control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. The Companies actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Companies will derive therefrom.

For Immediate Release – May 24, 2004

Fairborne Updates Activity and Corporate Presentation

Fairborne Energy Ltd. is pleased to announce that production volumes are currently 9,200 BOE/day consisting of 38.5 MMcf/d of natural gas and 2,800 Bbls/d of oil and NGL's.

Fairborne recently received approval from the AEUB for the first phase of Coal Bed Methane (the Natural Gas from Coal) development at its Clive property in the form of downspacing approval for a 9 section block. The Company has also submitted applications for downspacing on the remainder of lands at Clive (approximately 26 sections). Development drilling and pipeline construction on the 9 section block will commence this summer and result in 40 additional wells being drilled and brought on production prior to year end.

Activity in the Brazeau/West Pembina area has continued through breakup with the workover or recompletion of 2 Nisku wells, 3 Belly River oil wells and 2 Belly River gas wells. The Company is encouraged by these results and has added a number of new drilling locations for Belly River gas to its budget for the remainder of the year. Richard Walls, President and CEO stated "We continue to uncover opportunities on the 96,000 acres of undeveloped lands that we acquired in this area. The 2,000 sq km of 3-D seismic over these lands has defined new deep and shallow drilling opportunities".

Fairborne has also signed a purchase and sale agreement for the sale of approximately 450 BOE/day of production in southern Alberta that will close in June subject to certain terms and conditions. Fairborne anticipates production, net of dispositions of approximately 10,000 BOE/day by early fall.

The Company is also pleased to present its most recent corporate presentation, a copy of which can be obtained by visiting the website listed below.

Fairborne is a crude oil and natural gas exploration, development and production company headquartered in Calgary, Alberta, Canada. Its common shares trade on the Toronto Stock Exchange under the symbol "FEL".

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax.: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax.: (403) 290-7751
rmaitland@fairborne-energy.com

Per barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

Forward Looking Statements - Certain information regarding Fairborne Energy Ltd. set forth in this document, including management's assessment of Fairborne Energy Ltd's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Fairborne Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Fairborne Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne Energy Ltd. will derive therefrom.

	reference not previously filed - English		
Jul 19 2004	Material incorporated by reference not previously filed - English	PDF	162 K
Jul 19 2004	MRRS Decision Document (Preliminary)	PDF	15 K
Jul 19 2004	Other material contract(s)	PDF	105 K
Jul 19 2004	Preliminary short form prospectus - English	PDF	270 K
Jul 15 2004	News release - English	PDF	5 K
Jun 14 2004	Report of voting results	PDF	121 K
Jun 11 2004	MRRS Decision Document (AIF)	PDF	15 K
Jun 11 2004	Revised annual information form - English	PDF	358 K
May 31 2004	Material change report - English	PDF	99 K
May 25 2004	News release - English	PDF	12 K
May 25 2004	News release - English	PDF	10 K
May 20 2004	Other	PDF	18 K
May 19 2004	News release (section 2.2 of NI 51-101)	PDF	81 K
May 18 2004	Annual information form - English	PDF	360 K
May 18 2004	Form 52-109F2 - Certification of Interim Filings - CEO	PDF	1133 K
May 18 2004	Form 52-109F2 - Certification of Interim Filings - CFO	PDF	981 K
May 18 2004	Interim financial statements - English	PDF	166 K
May 18 2004	MD&A - English	PDF	83 K
May 18 2004	Other	PDF	1463 K
May 18 2004	Other	PDF	1463 K
May 17 2004	Annual report - English	PDF	645 K
May 14 2004	Audited annual financial statements - English	PDF	101 K
May 14 2004	Certificate re dissemination to shareholders	PDF	81 K
May 14 2004	Form of proxy - English	PDF	75 K
May 14 2004	Management information circular - English	PDF	189 K
May 14 2004	MD&A - English	PDF	96 K
May 14 2004	Notice of meeting - English	PDF	75 K
May 14 2004	ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers	PDF	56 K

May 11 2004	News release - English	PDF	80 K
Apr 15 2004	News release - English	PDF	78 K
Apr 6 2004	News release - English	PDF	7 K
Apr 1 2004	News release - English	PDF	121 K
Apr 1 2004	Notice of the meeting and record date - English	PDF	74 K
Mar 31 2004	News release - English	PDF	9 K
Mar 16 2004	Press release - English	PDF	12 K
Feb 27 2004	Press release - English	PDF	8 K
Feb 27 2004	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	73 K
Feb 11 2004	Material change report - English	PDF	96 K
Feb 11 2004	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	72 K
Feb 9 2004	Press release - English	PDF	21 K
Feb 2 2004	Press release - English	PDF	9 K
Jan 19 2004	Press release - English	PDF	30 K
Dec 10 2003	Press release - English	PDF	7 K
Dec 9 2003	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	70 K
Dec 8 2003	Annual information form	PDF	220 K
Dec 8 2003	Annual information form - English	PDF	220 K
Dec 8 2003	Cover letter	PDF	72 K
Dec 8 2003	Engineering report and certificate of qualification	PDF	547 K
Dec 8 2003	Engineering report and certificate of qualification	PDF	425 K
Dec 8 2003	Notice of alternative form of AIF	PDF	115 K
Dec 3 2003	Confirmation of mailing	PDF	64 K
Nov 27 2003	Interim financial statements - English	PDF	541 K
Nov 27 2003	Interim MD & A - English	PDF	33 K
Nov 25 2003	Press release - English	PDF	164 K
Nov 21 2003	Material change report - English	PDF	75 K
Nov 21 2003	Press release - English	PDF	5 K
Nov 10 2003	Early warning report	PDF	11 K
Sep 11 2003	Confirmation of mailing	PDF	63 K
Sep 11 2003	Interim MD & A - English	PDF	36 K
Sep 3 2003	Interim financial statements - English	PDF	711 K
Aug 27 2003	Press release - English	PDF	63 K

For immediate release
January 19, 2004

Fairborne Updates Production Levels and Drilling Activity

Fairborne Energy Ltd. is pleased to announce production volumes increased during 2003 by 90 percent and the Company is entering into the most active quarter in its history. The Company currently has four drilling and three service rigs in operation and plans to drill 40 to 50 wells during the quarter. Fairborne's 2004 capital budget has been increased to $50 million, with expenditures of approximately $20 million during the first quarter. During 2003, Fairborne drilled 30 (25.1 net) wells resulting in 6 (5.0 net) oil wells, 20 (17.0 net) natural gas wells and 4 (3.1 net) wells were abandoned. Fairborne operated 90% of these wells with a success rate of 87 percent. The Company also operated 59 work-overs and re-completions focused mainly in the Clive and Wood River areas.

Fairborne entered 2003 producing 2,800 barrels of oil equivalent (BOE) per day (42% natural gas) and exited the year at 5,300 BOE per day (60% natural gas). The production growth is the result of a combination of drilling and work-over success and the purchase of Pivotal Energy Ltd. effective July 2, 2003. The Company has approximately 900 BOE per day of production awaiting tie-in, of which 400 BOE per day is scheduled in the next 30 days. David L. Summers, Fairborne's Chief Operating Officer, stated, "This level of production is consistent with Fairborne's plan to exit 2003 between 5,200 and 5,500 BOE per day and the 60 percent weighting on natural gas production reflects the Company's increasing natural gas focus."

Central Alberta Area:

Since purchasing the Clive and Wood River assets in May, 2002, Fairborne has had an active drilling and re-completion program and this area remains a core focus for the Company. In 2004 the Company will increase its focus on natural gas at Clive, in particular with the development of Coal Bed Methane (CBM). In the later portion of 2003, Fairborne drilled and completed two CBM wells in the Horseshoe Canyon coals and these wells are currently producing gas with no water, a characteristic of these coals. Based on these results, Fairborne plans to drill an additional 19 wells to confirm the CBM resource on the Company's land holdings in the Clive area (26,000

acres). In addition the Company has applied for regulatory approval to drill up to 8 wells per section on a portion of these lands.

At Westerose, Fairborne drilled a Basal Quartz gas well in 2003. The well has tested gas in two zones and will be placed on production early in 2004. Three Basal Quartz development wells and one shallow well are being licensed for drilling in the first quarter of 2004. In addition, Fairborne has accumulated a significant land position (12,800 net acres) on a deep gas play in this area. Technical analysis has been completed and eight deeper critical sour wells are being licensed for drilling in 2004 after area consultations and regulatory approvals are complete.

Peace River Arch Area:

Since Fairborne purchased Pivotal in mid 2003, production in this area has doubled from 700 BOE per day to 1,400 BOE per day through a combination of drilling, work-overs and facility enhancements. At Gordondale, Fairborne is in the initial development of a pool discovered in 2003. At present the Company has 8 wells (averaging about 65% working interest) that will be able to produce about 500 BOE per day, net to Fairborne. These wells contain sour gas and production will likely be delayed until the middle of 2004 as regulatory requirements are fulfilled and pipeline and processing facilities are completed. Once regulatory approval is obtained, a number of development wells will be drilled. Drilling also continues in sweet gas zones in this area, with three wells drilled in the last quarter and three to six wells planned for the first quarter of 2004.

Bassett Lake Area:

Basset Lake is a winter access area, bcated in northwestern Alberta, where five wells were drilled in the winter of 2002/03 (four cased gas wells and one dry hole). The 2003/04 winter drilling program commenced in late December and Fairborne plans to drill between 15 and 20 wells. Facilities and pipelines are being installed concurrently with a view to placing new production on-stream by April 2004.

Other Exploration:

Four large gas potential, deeper plays are being developed at Wild River, Gold Creek, Chambers and South Obed. The Fairborne operated Wild River well commenced drilling in December and will reach a total depth of approximately 4,000 meters in February. Fairborne has farmed out a portion of this well, but retains a 50% working interest. The wells at Chambers and Gold Creek should be spudded in the first quarter of 2004. At Obed, further seismic is required before a well is drilled. In addition to these deeper wells, two Nisku oil tests (targeting new pools identified on 3D seismic) are planned at Wood River in the first quarter of 2004.

Richard A. Walls, President and Chief Executive Officer of Fairborne stated "We are pleased with our progress in 2003 and the growth in both production and reserves. The first quarter of 2004 will be the busiest quarter in the Company's history and with no long term debt and a clean balance sheet, this program can be expanded with additional development or acquisitions during 2004."

Fairborne is a crude oil and natural gas exploration, development and production company headquartered in Calgary, Alberta, Canada. Its common shares trade on the Toronto Stock Exchange under the symbol "FEL".

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax.: (403) 290-7751
rwalls@fairborne-energy.com
Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax.: (403) 290-7751
rmaitland@fairborne-energy.com

Forward Looking Statements - Certain information regarding Fairborne Energy Ltd. set forth in this document, including management's assessment of Fairborne Energy Ltd's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and

uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Fairborne Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Fairborne Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne Energy Ltd. will derive therefrom.

RECEIVED

2005 FEB 15 P 3:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release – February 2, 2004

Fairborne Updates Status of Wild River Exploratory Well and First Quarter Drilling Program

Fairborne Energy Ltd. is pleased to announce the status of its exploratory well located at Wild River 8-14-057-23W5M. This well spudded on December 7, 2003 targeting the Nisku Formation. The well has reached total depth of 3,800 meters, has been cased and is awaiting completion and production testing. Testing is anticipated to take place over the next 30 to 60 days. Working interest partners in the well include Fairborne (50%), ELM Energy Management Ltd. (30%) and Hawker Resources Inc. (20%).

In addition, Fairborne anticipates achieving its first quarter drilling target of 40 to 50 wells. At Bassett Lake, located in northwestern Alberta, the first ten wells in this 20 well program have been drilled and cased. Facilities and pipelines are being installed concurrently with a view to placing new production on-stream by April 2004. At Clive, located in central Alberta, Fairborne has two wells on production and six wells awaiting completion. These wells are the start of a multi-well Coal Bed Methane (CBM) program on the Company's land holdings in the Clive area (26,000 acres). At Westerose, construction of the pipeline to tie-in the Fairborne Basal Quartz gas well drilled in 2003 has been completed and start-up is planned for next week. Three follow-up development wells are being licensed for drilling in the next two months.

Fairborne is also pleased to announce the completion of a trucking terminal to accept third party crude oil for custom processing at its Clive facilities. The addition of these facilities will allow Fairborne to expand its third party custom processing business at Clive. In conjunction with this, the Company has also entered into an arrangement with Sempra Energy Trading Corp., a large international marketing company, to market the Company's crude oil and manage these third party volumes.

Fairborne is a crude oil and natural gas exploration, development and production company headquartered in Calgary, Alberta, Canada. Its common shares trade on the Toronto Stock Exchange under the symbol "FEL".

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax.: (403) 290-7751
rwalls@fairborne-energy.com
Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax.: (403) 290-7751
rmaitland@fairborne-energy.com

Forward Looking Statements - Certain information regarding Fairborne Energy Ltd. set forth in this document, including management's assessment of Fairborne Energy Ltd's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Fairborne Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, geological and engineering risks, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Fairborne Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne Energy Ltd. will derive therefrom.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For Immediate Release – February 9, 2004

Fairborne Energy Ltd. Enters Into Agreements to Purchase $116 Million of Oil and Gas Assets and For Debt and Equity Financing

Fairborne Energy Ltd. is pleased to announce that it has entered into a purchase and sale agreement with BP Canada Energy Company to acquire operated oil, natural gas and natural gas liquids ("NGL") assets located in the West Pembina/Brazeau area of west central Alberta for a total consideration of $116 million subject to certain closing adjustments. The assets currently produce approximately 3,600 barrels of oil equivalent ("BOE") per day, consisting of 465 barrels per day of crude oil, 425 barrels per day of NGL and 16.3 Mmcf per day of natural gas and consist of total proven and probable reserves of 6.4 million BOE based on a report effective January 1, 2004 prepared by Sproule Associates Limited in accordance with SEC guidelines. The acquisition also includes 1) 96,600 net acres of undeveloped land in west central Alberta; 2) significant working interest in the West Pembina Sour Gas Processing Plant; and 3) field compression, sour gas gathering infrastructure and a central oil battery. The acquisition is expected to close by March 31, 2004 and is subject to customary conditions including regulatory approvals.

Funding for this acquisition will be obtained through a combination of equity and debt financing. Fairborne has entered into a commitment letter with its bankers to increase its available bank lines to $85 million. In addition, Fairborne has entered into a bought deal agreement with an underwriting syndicate led by Peters & Co. Limited and including FirstEnergy Capital Corp., Sprott Securities Inc. and GMP Securities Ltd. to issue, on a private placement basis, 6,178,000 Subscription Receipts, at a price of $6.65 each, for gross proceeds of $41,083,700. Each Subscription Receipt will entitle the holder to acquire one common share of Fairborne, without the payment of any additional consideration, upon closing of the acquisition. Closing of the financing is anticipated to occur on or about February 27, 2004 and is subject to regulatory approval. Proceeds from the issuance of the Subscription Receipts will be placed in escrow and released upon closing of the acquisition. If the acquisition is not closed on or before May31, 2004, the Subscription Receipts will be repurchased at the original price plus accrued interest.

Fairborne President and CEO Richard Walls stated "This acquisition adds another key area of focus for the company and increases our inventory of production and exploration opportunities. Fairborne presently has no debt and this acquisition adds value to shareholders with prudent use of leverage. With Fairborne's present production of 5,300 BOE per day, this acquisition results in Fairborne meeting a production level of over 9,000 BOE per day in less than two years from commencement of operations."

Fairborne is a crude oil and natural gas exploration, development and production company headquartered in Calgary, Alberta, Canada. Its common shares trade on the Toronto Stock Exchange under the symbol "FEL".

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax.: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax.: (403) 290-7751
rmaitland@fairborne-energy.com

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Subscription Receipts or the common shares in any jurisdiction. Such securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

Forward Looking Statements - Certain information regarding Fairborne Energy Ltd. set forth in this document, including management's assessment of Fairborne Energy Ltd's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Fairborne Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, geological and engineering risks, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Fairborne Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne Energy Ltd. will derive therefrom.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Fairborne Energy Ltd. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 5, 2004, January 19, 2004 and February 3, 2004 of options to purchase 50,000 common shares, 10,500 common shares and 4,000 common shares, respectively, of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED as of the 11th day of February, 2004.

FAIRBORNE ENERGY LTD.

By: *"Richard A. Walls"*
Richard A. Walls
President and Chief Executive Officer

RECEIVED
2005 FEB 15 P 3:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MATERIAL CHANGE REPORT

Item 1 Reporting Issuer:

Fairborne Energy Ltd.
2900, 605 - 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

Item 2 Dates of Material Changes:

February 8, 2004 and February 9, 2004

Item 3 News Release:

A Press Release reporting the material changes was issued on February 9, 2004, through CCN Matthews.

Item 4 Summary of Material Change:

Fairborne Energy Ltd. ("Fairborne") announced that it entered into a purchase and sale agreement on February 8, 2004 with BP Canada Energy Company to acquire operated oil, natural gas and natural gas liquids ("NGL") assets located in the West Pembina/Brazeau area of west central Alberta for a total consideration of $116 million subject to certain closing adjustments (the "Acquisition").

Funding for the Acquisition will be obtained through a combination of equity and debt financing. Fairborne has entered into a commitment letter with its bankers to increase its available bank lines to $85 million. In addition, Fairborne has entered into an agreement with an underwriting syndicate led by Peters & Co. Limited and including FirstEnergy Capital Corp., Sprott Securities Inc. and GMP Securities Ltd. to issue, on a private placement basis, 6,178,000 Subscription Receipts, at a price of $6.65 each, for gross proceeds of $41,083,700. Each Subscription Receipt will entitle the holder to acquire one common share of Fairborne, without the payment of any additional consideration, upon closing of the Acquisition.

Item 5 Full Description of Material Change:

Fairborne announced that it entered into a purchase and sale agreement with BP Canada Energy Company to acquire operated oil, natural gas and natural gas liquids ("NGL") assets located in the West Pembina/Brazeau area of west central Alberta for a total consideration of $116 million subject to certain closing adjustments. The assets currently produce approximately 3,600 barrels of oil equivalent ("BOE") per day, consisting of 465 barrels per day of crude oil, 425 barrels per day of NGL and 16.3 Mmcf per day of natural gas and consist of total proven and probable reserves of 6.4 million BOE based on a report effective January 1, 2004 prepared by Sproule Associates Limited in accordance with SEC guidelines. The Acquisition also includes: 1) 96,600 net acres of undeveloped land in west central Alberta; 2) a significant working interest in the West Pembina Sour Gas Processing Plant; and 3) field compression, sour gas gathering infrastructure and a central oil battery. The Acquisition is expected to close by March 31, 2004 and is subject to customary conditions including regulatory approvals.

Funding for the Acquisition will be obtained through a combination of equity and debt financing. Fairborne has entered into a commitment letter with its bankers to increase its

available bank lines to $85 million. In addition, Fairborne has entered into an agreement with an underwriting syndicate led by Peters & Co. Limited and including FirstEnergy Capital Corp., Sprott Securities Inc. and GMP Securities Ltd. to issue, on a private placement basis, 6,178,000 Subscription Receipts, at a price of $6.65 each, for gross proceeds of $41,083,700. Each Subscription Receipt will entitle the holder to acquire one common share of Fairborne, without the payment of any additional consideration, upon closing of the Acquisition. Closing of the financing is anticipated to occur on or about February 27, 2004 and is subject to regulatory approval. Proceeds from the issuance of the Subscription Receipts will be placed in escrow and released upon closing of the Acquisition. If the Acquisition is not closed on or before May 31, 2004, the Subscription Receipts will be repurchased at the original price plus accrued interest.

Fairborne President and Chief Executive Officer, Richard Walls, stated that the Acquisition adds another key area of focus for the company and increases its inventory of production and exploration opportunities. Fairborne presently has no debt. With Fairborne's present production of approximately 5,300 BOE per day, the Acquisition results in Fairborne meeting a production level of over 9,000 BOE per day in less than two years from commencement of operations.

After giving effect to the exercise of the Subscription Receipts, Fairborne will have 38,506,169 common shares outstanding.

Item 6 Reliance on Section 146(2) of the *Securities Act* (Alberta):

Not applicable.

Item 7 Omitted Information:

Not applicable.

Item 8 Senior Officer:

Richard A. Walls
President and Chief Executive Officer
Telephone: (403) 290-7754

Item 9 Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

Dated as of February 9, 2004 at Calgary, Alberta.

FAIRBORNE ENERGY LTD.

Per: *"Robert A. Maitland"*
Robert A. Maitland, Vice President, Finance and Chief Financial Officer

cc: Toronto Stock Exchange

RECEIVED
2005 FEB 16 P 3:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Fairborne Energy Ltd. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 27, 2004 of 6,178,000 subscription receipts of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED as of the 27th day of February, 2004.

FAIRBORNE ENERGY LTD.

By: *" Robert A. Maitland "*
Robert A. Maitland
Vice-President, Finance and Chief Financial Officer

G:\057383\0012\Form 45-102F2 (Sub Receipts) (Conformed).doc

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For immediate release
February 27, 2004

FAIRBORNE ENERGY CLOSES FINANCING

Calgary, Alberta – Fairborne Energy Ltd. ("Fairborne") announces today that it has closed its previously announced private placement of 6,178,000 Subscription Receipts, at a price of $6.65 each, for gross proceeds of $41,083,700. The financing was completed on a private placement basis through an underwriting syndicate led by Peters & Co. Limited and including FirstEnergy Capital Corp., Sprott Securities Inc. and GMP Securities Ltd. Each Subscription Receipt entitles the holder to acquire one common share of Fairborne, without the payment of any additional consideration, upon closing of Fairborne's previously announced acquisition of oil and natural gas properties from BP Canada Energy Company (the "Acquisition"). Proceeds from the issuance of the Subscription Receipts have been deposited in escrow and will be released in connection with, and will be utilized to pay a portion of the purchase price, of the Acquisition. The Acquisition is expected to close by March 31, 2004 and is subject to customary conditions including regulatory approvals. If the Acquisition is not closed on or before May 31, 2004, the Subscription Receipts will be repurchased at the original price thereof plus accrued interest thereon.

Fairborne is a crude oil and natural gas exploration, development and production company headquartered in Calgary, Alberta, Canada. Its common shares trade on the Toronto Stock Exchange under the symbol "FEL".

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax.: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax.: (403) 290-7751
rmaitland@fairborne-energy.com

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Subscription Receipts or the common shares in any jurisdiction. Such securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

Forward Looking Statements - Certain information regarding Fairborne set forth in this document, including management's assessment of Fairborne's future plans and operations, contains forward-looking

statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Fairborne's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, geological and engineering risks, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Fairborne's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom.

For Immediate Release – March 16, 2004

Fairborne Updates Status of Wild River Exploratory Well

CALGARY, ALBERTA – Fairborne Energy Ltd. provides the following update regarding the status of its completion operations at Wild River 8-14-057-23W5M. This well spudded on December 7, 2003 targeting the Nisku Formation and reached total depth of 12,467 feet (3,800 meters) on February 2, 2004.

The well has 157 feet (47.9 meters) of gross pay and 113 feet (34.4 meters) of net pay in the Nisku Formation with 77 feet (23.5 meters) open to perforations. The well was flow-tested at various rates up to a maximum of 14.2 MMcf/d and at this maximum rate the flowing wellhead pressure was 3,700 psi. Based on surface data from the four day flow test, the extrapolated Absolute Open Flow (AOF) rate at the perforations is 200 MMcf/d. The Company and its partners are currently reviewing pipeline and tie in options, with facility and pipeline construction planned for the third quarter of 2004.

Working interest partners in the well include Fairborne (50%), ELM Energy Management Ltd. (30%) and Hawker Resources Inc. (20%).

Fairborne is a crude oil and natural gas exploration, development and production company headquartered in Calgary, Alberta, Canada. Its common shares trade on the Toronto Stock Exchange under the symbol "FEL".

Forward Looking Statements - Certain information regarding Fairborne Energy Ltd. set forth in this document, including management's assessment of Fairborne Energy Ltd.'s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Fairborne Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, geological and engineering risks, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Fairborne Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne Energy Ltd. will derive therefrom.

Contact:

Fairborne Energy Ltd.
Richard A. Walls
President and Chief Executive Officer
Phone: (403) 290-7754
Fax: (403) 290-7751
Email: rwalls@fairborne-energy.com
or
Fairborne Energy Ltd.
Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Phone: (403) 290-7755
Fax: (403) 290-7751
Email: rmaitland@fairborne-energy.com

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For immediate release
March 31, 2004

FAIRBORNE ENERGY ANNOUNCES CLOSING OF WEST PEMBINA/BRAZEAU ACQUISITION

Calgary, Alberta – Fairborne Energy Ltd. ("Fairborne") is pleased to announce that its previously announced acquisition in the West Pembina/Brazeau area of west central Alberta closed on March 31, 2004. The total consideration paid for these operated oil, natural gas and natural gas liquids ("NGL") assets was $116 million subject to certain closing adjustments. The total proven and probable reserves acquired total 6.4 million BOE based on a report effective January 1, 2004 prepared by Sproule Associates Limited in accordance with SEC guidelines. The acquisition also includes 1) 96,600 net acres of undeveloped land in west central Alberta; 2) significant working interest in the West Pembina Sour Gas Processing Plant; and 3) field compression, sour gas gathering infrastructure and a central oil battery.

In connection with the closing of the Acquisition, each Subscription Receipt issued by Fairborne on February 27, 2004 is deemed to have been exercised into common shares of Fairborne on a one-for-one basis. Including the exchange of the Subscription Receipts for common shares, Fairborne has 38,525,935 common shares outstanding. Holders of Subscription Receipts may receive such certificates representing the common shares by surrendering certificates for such Subscription Receipts together with a duly completed and executed Surrender Form to Computershare Trust Company of Canada at its principal office at 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8.

Fairborne is a crude oil and natural gas exploration, development and production company headquartered in Calgary, Alberta, Canada. Its common shares trade on the Toronto Stock Exchange under the symbol "FEL".

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax.: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax.: (403) 290-7751
rmaitland@fairborne-energy.com

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Subscription Receipts or the common shares in any jurisdiction. Such securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

Forward Looking Statements - Certain information regarding Fairborne set forth in this document, including management's assessment of Fairborne's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Fairborne's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, geological and engineering risks, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Fairborne's actual results, performance or achievement could differ materially

from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom.



600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

April 1, 2004

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
TSX

Dear Sirs:

Subject: Fairborne Energy Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual & Special
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	303 626 105
4.	Record Date	:	April 26, 2004
5.	Meeting Date	:	June 2, 2004
6.	Meeting Location	:	Calgary, AB

Yours truly,

"signed by"
Kim Tran
Meeting Specialist
Stock Transfer Department
Direct Dial No: 1-866-331-6361
Email: kim.tran@computershare.com

cc: Fairborne Energy Ltd.
Attention: Rob Maitland

RECEIVED
2005 FEB 16 P 3:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Release – April 1, 2004

Fairborne announces its operational and financial results for the year ended December 31, 2003, and update for 2004.

Fairborne Energy Ltd. today announced the operational and financial results for the year ended December 31, 2003.

2003 Accomplishments

- Total proven and probable reserves, after production and revisions grew by 122 percent and replaced production by 549 percent.
- Proven plus probable finding, development and acquisition costs were $8.93 per BOE ($13.18 per BOE on a proven basis). *Including future development costs, finding, development and acquisition costs* were $9.90 per BOE and $14.46 per BOE on a proven and probable and proven basis, respectively.
- Fairborne invested $80.4 million during 2003 with $47.4 million invested in the acquisition of Pivotal Energy Ltd., $34.4 million in its exploration and development program and $1.4 million of dispositions.
- Cash flow from operations reached $29.2 million ($1.16 per share) for the year ended December 31, 2003.
- Average production increased 58 percent from 2,396 BOE per day (58 percent oil and NGL and 42 percent natural gas) for the seven month period ended December 31, 2002 to average 3,787 BOE per day (53 percent oil and NGL and 47 percent natural gas) for the year ended December 31, 2003.
- Fairborne exited 2003 producing 5,300 BOE per day (44 percent oil and NGL and 56 percent natural gas) reflecting exploration success and a continued emphasis on increasing levels of natural gas production.
- Drilling in 2003 resulted in 30 (25.1 net) wells with an average success rate of 87 percent. The program resulted in 20 (17 net) gas wells and 6 (5.0 net) crude oil wells.

2004 Update

- On February 8, 2004, the Company entered into a purchase and sale agreement to purchase operated oil, natural gas and NGL properties located in the West Pembina/Brazeau area of west central Alberta for a total consideration of $116 million subject to certain closing adjustments. This acquisition closed on March 31, 2004 and the results of operations from these properties will be included in Fairborne's operations commencing April 1, 2004.
- Current production with the West Pembina/Brazeau acquisition totals approximately 9,000 BOE per day.
- A total of 42 (29.3 net) wells with an average success rate of 90 percent have been drilled to date in 2004. This portion of the year's program resulted in 36 (24.3 net) gas wells and 2 (2.0 net) crude oil wells.
- The Company announced the status of its exploratory well at Wild River which flow tested at various rates up to a maximum of 14.2 Mmcf per day at a flowing wellhead pressure of 3,700 psi.
- On February 27, 2004 Fairborne closed a private placement of 6,178,000 Subscription Receipts, at a price of $6.65 each, for gross proceeds of $41,083,700. The Subscription Receipts were converted into common shares

on a one-for-one basis in connection with the acquisition of the West Pembina/Brazeau properties. The proceeds from this issue together with increasing the available bank lines to $85 million funded the acquisition.

2003 Highlights

	Year Ended December 31, 2003	Seven Months Ended December 31, 2002
Production		
Oil and NGL (Barrels per day)	2,014	1,396
Natural Gas (Mmcf/day)	10.6	6.0
Barrels of Oil Equivalent (BOE/day)	3,787	2,396
Prices		
Oil and NGL ($/Barrel)	$35.64	$37.23
Natural Gas ($/Mcf)	$ 6.24	$ 4.20
Barrels of Oil Equivalent ($/BOE)	$36.54	$31.88
Financial		
Revenue ($000)	$50,888	$16,376
Cash Flow From Operations ($000)	$29,150	$ 8,774
Cash Flow per Share	$ 1.16	$ 0.45
Net Income ($000)	$10,174	$ 2,439
Net Income per Share	$ 0.40	$ 0.12

Activity Areas

Central Alberta

Since purchasing the Clive and Wood River assets in May, 2002, Fairborne has had an active drilling and re-completion program and this area remains a core focus for the Company. In 2004 the Company is increasing its focus on natural gas at Clive, in particular with the development of Coal Bed Methane (CBM). Fairborne presently has five wells on production in the Horseshoe Canyon coals and these wells are currently producing gas with no water, a characteristic of these coals. An additional 10 wells are awaiting completion and will be placed on production in the next several months with a plan to proceed to full scale development in the fall of 2004 based on longer term tests of these wells. The Company has applied for regulatory approval to drill up to 8 wells per section on a portion of its lands in the Clive area (26,000 acres).

At Westerose, Fairborne placed on production, from one zone, a well that tested gas in two zones. Three follow-up Basal Quartz development wells and one shallow well are being licensed for drilling in the second quarter of 2004. In addition, Fairborne has accumulated a significant land position (12,800 net acres) on a deep gas play in this area.

Technical analysis has been completed and eight deeper critical sour wells are being licensed for drilling in 2004/2005 after area consultations and regulatory approvals are complete.

Peace River Arch Area:

Since Fairborne purchased Pivotal in mid 2003, production in this area has doubled from 700 BOE per day to 1,400 BOE per day through a combination of drilling, work-overs and facility enhancements. At Gordondale, Fairborne is in the initial development of a pool discovered in 2003. At present the Company has 8 wells (averaging about 65% working interest) that are anticipated to produce about 500 BOE per day, net to Fairborne. These wells contain sour gas and production will likely be delayed until the middle of 2004 as regulatory requirements are fulfilled and pipeline and processing facilities are completed. Once regulatory approval is obtained, a number of development wells are planned to be drilled. Drilling also continues in sweet gas zones in this area, with five wells drilled in the first quarter and three to six wells planned for the second quarter of 2004.

Bassett Lake Area:

Basset Lake is a winter access area, located in northwestern Alberta, where 5 wells (2.5 net) were drilled in the winter of 2002/03 (four cased gas wells and one dry hole). The 2003/04 winter drilling program commenced in late December and Fairborne drilled 20 wells (10.0 net) in the first quarter, constructed new facilities and installed pipelines with production to commence in April 2004 from a total of 21 wells.

Other Exploration:

Fairborne intends to participate in one to two large potential, deeper natural gas plays each quarter that expose the Company to reserve and production additions that have the potential for significant growth. As such, prospects have been developed at Wild River, Gold Creek, Chambers, Wood River and South Obed. The Fairborne operated (50% working interest) Wild River well commenced drilling in December, reached a total depth of approximately 3,800 meters in February and in March was flow tested at various rates up to a maximum of 14.2 Mmcf per day at a flowing wellhead pressure of 3,700 psi. Plans are to construct a pipeline and processing facilities to connect this well for production to commence in the fourth quarter. A recent well at Chambers has been plugged back and been cased with natural gas potential in three Cretaceous sandstone reservoirs. At Obed, further seismic is required before a well is drilled. In addition to these deeper wells, two Nisku oil tests (targeting new pools identified on 3D seismic) are planned at Wood River in the second quarter of 2004.

In addition to the prospects detailed above, the West Pembina/Brazeau acquisition included a number of exploration opportunities. These prospects will be finalized in the coming months and integrated into our exploration drilling strategy.

Reserves

The corporate reserve estimates, effective January 1, 2004, were prepared by the independent engineering firm of Gilbert Laustsen Jung Associates Ltd. ("GLJ") in accordance with the definitions set out under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The reserve highlights are;

- Total proven reserves at December 31, 2003 increased 87 percent to 10.1 million BOE compared to 5.4 million BOE at December 31, 2002 and total proven plus probable reserves at December 31, 2003 increased 122 percent to 13.8 million BOE compared to 6.2 million BOE at December 31, 2002.
- Proven and probable finding, development and acquisition costs were $8.93 per BOE ($13.18 per BOE on a proven basis). Including future development costs, finding, development and acquisition costs were $9.90 per BOE and $14.46 per BOE on a proven and probable and proven basis, respectively.

The change to proved and probable reserve definitions implemented by NI 51-101 for the year ended December 31, 2003 may make reserve quantity and value comparisons to prior years difficult. The proved plus risked probable reserves ("established reserves") presented in 2002 and prior years, which were calculated under National Policy 2B, were considered to be a reasonable estimate of the reserves that would actually be recovered and, as a result, are comparable to the proved plus probable reserves calculated under NI 51-101. For the 2003 presentation, where comparisons of the 2003 proved plus probable reserves are made with prior years, the comparison is to the established reserves of the prior year.

Forecasted Prices and Costs

Summary of Oil and Gas Reserves - Gross Reserves (1)

	Light and Medium Crude Oil	Natural Gas Liquids	Natural Gas	2003 BOE	2002 BOE
	(mbbls)	(mbbls)	(mmcf)	(mboe)	(mboe)
Proved -Developed Producing	3,142	278	22,246	7,128	4,366
-Developed Non-Producing	269	41	3,878	956	1,013
-Undeveloped	921	147	5,531	1,989	0
Total Proved	4,332	466	31,655	10,073	5,380
Probable	1,065	140	15,195	3,738	841
Total Proved Plus Probable	5,397	606	46,851	13,811	6,221

NOTE: May not add due to rounding.

(1) "Gross" reserves means the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairborne.

Net Present Value of Reserves – Forecasted Prices and Costs

December 31, 2003[1] [2] [3]	Undiscounted (M$)	Discounted at 5% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved					
- Developed Producing	129,074	109,882	96,918	87,494	80,236
- Developed Non-Producing	15,406	12,812	10,925	9,497	8,381
- Undeveloped	29,034	22,816	18,357	15,040	12,498
Total Proved	173,514	145,510	126,200	112,031	101,115
Probable	62,101	42,627	31,095	24,187	19,249
Total Proved Plus Probable	235,616	188,138	157,295	136,218	120,364

Note: May not add due to rounding

[1] Utilizing GLJ April 1, 2004 price forecast

[2] As required by NI 51-101, undiscounted well abandonment costs of $7.0 million for total proved reserves and $7.6 million for total proved plus probable reserves are included in the Net Present Value determination

[3] Prior to provision of income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the undiscounted and discounted future net revenues estimated by GLJ represent the fair market value of the reserves.

Pricing Assumptions – Forecasted Prices and Costs

The April 1,2004 pricing forecasts presented below have been prepared by GLJ. These prices have been utilized in determining the reserves and cash flow forecasts above.

Year	Crude Oil WTI	Crude Oil Edmonton Light	Natural Gas AECO	Inflation Rate
	($US/bbl)	($CDN/bbl)	($CDN/MMBtu)	(%/Year)
2004	34.25	44.75	6.65	1.5
2005	29.00	37.75	6.70	1.5
2006	27.00	35.25	5.55	1.5
2007	25.00	32.50	5.20	1.5
2008	25.00	32.50	5.00	1.5
2009	25.00	32.50	5.00	1.5
2010	25.00	33.00	5.10	1.5
2011	25.75	33.50	5.20	1.5
2012	26.25	34.00	5.25	1.5
2013	26.50	34.5	5.35	1.5
2014	27.00	35.00	5.45	1.5
There-after	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr

Constant Prices and Costs

Net Present Value of Reserves – Constant Prices and Costs

December 31, 2003[1] [2] [3]	Undiscounted (M$)	Discounted at 5% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved					
- Developed Producing	153,801	126,995	109,360	96,815	87,348
- Developed Non-Producing	19,593	15,991	13,419	11,502	10,024
- Undeveloped	37,917	29,695	23,841	19,516	16,220
Total Proved	211,311	172,681	146,620	127,833	113,592
Probable	76,488	51,884	37,601	29,029	22,998
Total Proved Plus Probable	287,800	224,565	184,221	156,862	136,590

Note: May not add due to rounding

[1] Price assumptions: $40.81/bbl Cdn. Crude Oil Edmonton Light and $6.09/mmbtu Cdn. AECO "C"

[2] As required by NI 51-101, undiscounted well abandonment costs of $7.0 million for total proved reserves and $7.6 million for total proved plus probable reserves are included in the Net Present Value determination

[3] Prior to provision of income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the undiscounted and discounted future net revenues estimated by GLJ represent the fair market value of the reserves.

Reserve Reconciliation

Reconciliation of Company Gross Reserves by Principal Product Type - Forecast Prices and Costs

	Crude Oil & NGL's (mbbls)		Natural Gas (bcf)		Equivalent (mboe)	
	Total Proved	Total Proved[1] Plus Probable	Total Proved	Total Proved[1] Plus Probable	Total Proved	Total Proved[1] Plus Probable
Opening Balance[1][2] - January 1, 2003	3,726	4,275	9.9	11.7	5,380	6,221
Drilling	440	676	12.5	22.3	2,525	4,412
Improved Recovery	0	0	0	0	0	0
Revisions	-243	-194	2.0	1.8	90	100
Acquisitions	1,623	1,997	11.6	15.5	3,560	4,580
Dispositions	-13	-16	-0.5	-0.6	-100	-120
Production	-735	-735	-3.9	-3.9	-1,382	-1,382
Closing Balance[2] - December 31, 2003	4,798	6,003	31.7	46.9	10,073	13,811

NOTE: May not add due to rounding

[1] Opening balance is based on proved plus 50% risked probable reserves

[2] Opening balance includes royalty interests whereas closing balance includes only working interests

Finding and Development Costs (F&D) and Finding, Development and Net Acquisition Costs (FD&A)

NI 51-101 specifics how finding and development ("F&D") costs should be calculated if they are reported. Essentially NI 51-101 requires that the exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. By excluding the effects of acquisitions and dispositions Fairborne believes that the provisions of NI 51-101 do not fully reflect Fairbome's ongoing reserve replacement costs. Since acquisitions can have a significant impact on Fairborne's annual reserve replacement costs, to not include these amounts could result in an inaccurate portrayal of Fairborne's cost structure. Accordingly, Fairborne will also report finding, development and acquisition ("F,D&A") costs that will incorporate all acquisitions net of any dispositions during the year.

	Proven	Proven + Probable
2003 exploration and development capital ($000)	34,215	34,215
2003 acquisition capital($000)	45,883	45,883
2003 total capital($000)	80,098	80,098
Total Capital including change in future capital ($000)	87,863	88,798
F&D reserve additions (mboe)	2,615	4,512
Acquisition reserve additions (mboe)	3,460	4,460
Total reserve additions (mboe)	6,075	8,972
2003 F&D costs ($/boe)	16.05	9.51
2003 F,D&A costs ($/boe)	14.46	9.90
2003 F&D costs ($/boe) (Excluding future capital)	13.08	7.58
2003 F,D&A costs ($/boe) (Excluding future capital)	13.18	8.93

(1) Reconciliation of changes in future development capital – when calculating the change in future development capital costs, this change may not be comparable as the costs are computed under different proved plus probable reserve definitions. For proved plus probable reserves we have compared the 2003 future development costs with the proved plus risked probable reserve from prior years as these are more comparable.

(2) The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

Reserve Life Index

The Company's reserve life index using annualized fourth quarter production is 5.8 years for proven BOE reserves compared to 5.6 years in 2002 and 7.9 years for proven plus probable BOE reserves compared to 6.5 years in 2002. Reserve life calculated using annualized fourth quarter production may be more reflective of reserve life due to the level of new production added during the year.

	2003		2002	
	Using Annualized Q4 Production	Using Average Production	Using Annualized Q4 Production	Using Average Production
BOE				
Production *(boe/d)*	4,799	3,787	2,612	2,396
Proved reserves *(mboe)*	10,073	10,073	5,380	5,380
Proved reserve life index *(years)*	5.8	7.3	5.6	6.2
Proved plus probable reserves *(mboe)*	13,811	13,811	6,221	6,221
Proved plus probable reserve life index *(years)*	7.9	10.0	6.5	7.1

Reserve Replacement

The Company's 2003 capital investment program replaced production by a factor of 4.4 times on a proved basis and 6.5 times on a proved plus probable basis.

	2003
Production *(mboe)*	1,382
Proved reserve additions after revisions of prior periods *(mboe)*	6,075
Proven replacement ratio	4.4
Proved plus probable reserve additions after revision of prior periods *(mboe)*	8,972
Proved plus probable replacement ratio	6.5

Recycle Ratio

The recycle ratio is a measure for evaluating the effectiveness of a company's re-investment program. The ratio measures the efficiency of capital investment. It accomplishes this by comparing the operating netback per barrel of oil equivalent to that year's reserve finding and development costs.

	2003
Operating netbacks ($/BOE)	23.94
Proved finding, development and net acquisition costs after revisions of prior periods and including the change in future development capital ($/BOE)	14.46
Proved recycle ratios	1.7
Proved plus probable finding, development and acquisition costs after revisions of prior periods and including the change in future development capital ($/BOE)	9.90
Proved plus probable recycle ratios	2.4

Financial Review

The following financial reviewas provided by the management of Fairborne Energy Ltd. ("Fairborne" or the "Company") should be read in conjunction with the accompanying financial statements of Fairborne along with the Company's audited consolidated financial statements including notes thereto for the year ended December 31, 2003 and the seven month period ended December 31, 2002.

Per barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

This financial review contains forward-looking statements. Forward looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the financial review. Forward looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

This document contains the term "cash flow from operations", which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of cash flow from operations may not be comparable to that reported by other companies. The reconciliation between net earnings and cash flow from operations can be found in the statement of cash flows in the audited financial statements. Fairborne also represents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Fairborne is a publicly traded company with its head office in Calgary and is engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Western Canada. The Company was incorporated as a private company in early 2002 and in June, 2002 commenced active operations. The report presented and comments thereon are based on the results of operations of Fairborne for the year ended December 31, 2003 but since Fairborne had active operations for the seven months ended December 31, 2002 only relevant comparative analysis will be discussed. On July 2, 2003, the shareholders of Fairborne agreed to the merger of Fairborne with a publicly listed company called Pivotal Energy Ltd. ("Pivotal") pursuant to which Pivotal shareholders received 0.485 of a Fairborne common share for each Pivotal share. This acquisition increased Fairborne's production by over 50 percent for the last half of 2003.

On February 8, 2004, the Company entered into a purchase and sale agreement to purchase operated oil, natural gas and NGL properties located in the West Pembina/Brazeau area of west central Alberta for a total consideration of $116 million subject to certain closing adjustments. This acquisition was financed by a combination of the issuance of 6,178,000 subscription receipts at $6.65 (each of which were converted into common shares on a one-for-one basis, without the payment of additional consideration) for net proceeds of $38,900,000 with the remainder financed by increased bank lines. This acquisition closed on March 31, 2004 and the results of operations from these properties will be included in Fairborne's operations commencing April 1, 2004. Fairborne's present production, before the addition of these properties, was approximately 5,700 BOE per day and the West Pembina/Brazeau properties presently produce approximately 3,300 BOE per day thereby increasing production levels by 58 percent. The following discussion will indicate the effect of the addition of the West Pembina/Brazeau properties.

Production

Crude oil and NGL production averaged 2,014 bbls/day and natural gas averaged 10.6 million cubic feet ("Mmcf") per day for a total of 3,787 BOE/day for the year ended December 31, 2003. This compares favourably with the 2,396 BOE/day recorded in the seven month of operations in 2002 and represents a 58 percent increase in average production. In comparing the average volumes in the two periods, it is important to consider the effect of the Pivotal acquisition. During the first six months of 2003 average production was

2,758 BOE/day and in the last six months of 2003 average production was 4,799 BOE/day as a result of the Pivotal acquisition and the results of Fairborne's drilling and work-over program. The Pivotal acquisition and Fairborne's drilling program have been more focused on adding additional volumes of natural gas and, as such, the production mix has moved from being 58 percent crude oil and NGL in 2002 to 53 percent crude oil and NGL for the year ended December 31, 2003 and 49 percent crude oil and NGL for the last six months of 2003. The West Pembina/Brazeau properties presently produce approximately 74 percent natural gas, which further strengthens Fairborne as a natural gas producer.

Commodity Prices

Commodity prices for crude oil and NGL have remained strong during 2003. Fairborne's crude oil and NGL price averaged $35.64 per barrel during 2003, although on a quarter by quarter basis, crude oil and NGL prices have moved down steadily from $40.70 in the first quarter to $32.69 in the last quarter. Crude oil prices have strengthened early in 2004 and presently are approximately 15 percent over the average crude oil prices of 2003.

Natural gas prices remained strong during 2003 as continuing supply uncertainty, especially during the summer, led to historically high prices. Fairborne's average natural gas price during the year was $6.24 per Mcf with prices moving during the year from an average $6.77 per Mcf in the first quarter to average $6.17 per Mcf in the fourth quarter of 2003. Prices to date in 2004 are maintaining levels over $6.00 per Mcf and it appears that increasing demand will help support this level of prices throughout 2004.

Fairborne conducts an active hedging program for both oil and gas prices. Hedging is intended to provide certainty to cash flow by fixing the price on a portion of the production portfolio. During 2003, Fairborne hedged an average of 527 barrels per day (26 percent of total crude oil production) and 2.6 Mmcf per day (25 percent of natural gas production). Hedging activity in 2003 reduced the realized crude oil price by $3.14 per barrel and $0.14 per Mcf of natural gas. Fairborne has hedged an average of 583 barrels per day of crude oil at an average price of U.S.$ 29.97 per barrel for the first nine months of 2004 and 1.8 Mmcf per day of natural gas at an average price of Cdn. $6.44 per Mcf for the first three months of 2004. In addition, Fairborne has hedged U.S. $1,623,000 of foreign exchange exposure at Cdn.$ 1.3230 to U.S.$ 1.00 (U.S.$0.7559 to Cdn.$1.00).

Revenues for the year continued to increase during 2003 as production increased. This was offset slightly by declining prices. The first half of 2003, generated revenue of $19,686,000 and this increased to $31,202,000 in the last half of 2003.

Expenses

Royalties consist of payments made to the Alberta government, freehold landowners and overriding royalties. Some of the Fairborne properties are located on freehold lands on which royalty rates tend to be lower. As such, royalties totaled $9,436,000 which is an overall royalty rate of 18.5 percent. Fairborne's royalty rate did increase during the year as the Pivotal properties were added. The royalty rate in the first half of 2003 was 17.5 percent and increased to 19.2 percent in the last half of 2003. The average royalty rate in 2004 is expected to average about 20 percent and will remain constant with the addition of the West Pembina properties.

Fairborne operates in excess of 95 percent of its production and consequently maintains a higher degree of control over operating costs. On a BOE basis, operating costs were $6.05 per BOE or $8,365,000 in total during 2003. Fairborne has reduced unit operating expenses from $6.96 per BOE in 2002. Fairborne will continue to enhance operating efficiencies and increase production but reduction in costs could be offset by inflation. Operating costs during 2004 are expected to average approximately $5.80 per BOE. The addition of the West Pembina/Brazeau properties should not change this rate appreciably.

During 2003, Fairborne's general and administrative costs totaled $3,369,000 or $2.44 per BOE including payments under the Fairborne bonus plan to all staff reflecting the positive results. As the company grows and adds staff connected with additional requirement of operating the West Pembina/Brazeau production, these costs will increase on an absolute basis but Fairborne does anticipate reducing these costs, on a BOE basis, to less than $1.50 during 2004.

At the end of 2003 Fairborne had drawn very little on its available line of credit with two major Canadian banks. In connection with the purchase of the certain oil and gas assets located at Clive and Wood River, the Company assumed a capital lease on compression equipment. Interest on this lease and the small amount of credit facilities drawn during 2003 totaled $517,000 or $0.37 per BOE. The term of this capital lease continues into early 2004 but it will be repaid in the second quarter of 2004. With the purchase of the West Pembina/Brazeau assets on April 1, 2004, interest expense in the last nine months of 2003 will increase substantially to average over $1.00 per BOE.

Fairborne purchased the oil and gas assets located at Clive and Wood River at competitive prices and has added reserves through its technical analysis and work-over program at relatively modest costs. Consequently, depletion and depreciation rates averaged $8.80 per BOE in 2003. The provision for site restoration costs is $1.02 per BOE and reflects the anticipated costs of restoring the sites associated with current wells and facilities. Both of these expenses will increase on a BOE basis with the acquisition of the West Pembina/Brazeau properties and the magnitude of increases will be dependent on Fairborne's ability to efficiently add reserves on its properties.

As indicated above, the Company was efficient in purchasing and developing its crude oil and natural gas base but this has left Fairborne with higher levels of taxable income. Fairborne's effective income tax rate is 33 percent consisting primarily of future income taxes. Large corporation tax was relatively minor at $204,000. In 2004, Fairborne does not envision paying cash income taxes.

Cash Flow and Net Income

The combination of production levels, commodity prices and expenses detailed above resulted in funds generated from operations of $29,150,000 ($1.16 per share) and net income of $10,174,000 ($0.40 per share) in 2003. During the year, funds generated from operations increased from $11,687,000 in the first half to $17,309,000 in the last half of 2003 reflecting the assets acquired from Pivotal. This level of funds generated from operations results from the production of 3,787 BOE per day of production. With present production levels at approximately 9,000 BOE per day, the level of funds generated will increase, primarily in the last nine months of 2004 with the inclusion of the West Pembina/Brazeau properties.

Liquidity and Capital Resources

Fairborne's capital program in 2003 totaled $80,379,000 including the acquisition of assets connected with the Pivotal acquisition as detailed in the following table:

Capital Expenditures	
Land and Lease Acquisitions	$ 4,297,000
Geological and Geophysical	1,704,000
Drilling, Completions and Workovers	19,371,000
Well Equipment and Facilities	8,843,000
Corporate Assets	281,000
	34,496,000
Pivotal Acquisition	47,426,000
Dispositions	(1,543,000)
	$ 80,379,000

Expenditures for land and leases during the year combined with the Pivotal assets resulted in Fairborne holding, at December 31, 2003, 115,318 net acres of undeveloped land with an average working interest of 73 percent. Drilling expenditures resulted in 27 net wells drilled, with an average working interest of 84 percent, and 5.0 net crude oil wells, 17.0 net natural gas wells and 3.1 wells were abandoned. The fixed asset program was financed by the issuance of common shares for the outstanding common shares of Pivotal and the remainder was financed by the issuance of common shares for net proceeds of $10,939,000 and funds generated from operations of $29,150,000.

Fairborne has a revolving demand loan based on a borrowing base determined by the Company's bankers. In connection with the acquisition of the West Pembina/Brazeau properties, the bankers have increased the available bank lines from $50 million to $85 million.

Fairborne commenced 2003 with positive working capital and undrawn bank lines. During the year, capital expenditures were financed by the issuance of common shares and funds generated from operations. The result is that at December 31, 2003, Fairborne had a working capital deficiency of $1,430,000 and bank indebtedness of $7,941,000. The capital program budgeted for 2004 totals direct capital of $172,000,000, including the acquisition of the West Pembina/Brazeau properties and the disposition of minor properties. Fairborne typically utilizes three sources of funding to finance its capital expenditures: funds generated from operations, bank borrowings and new equity issues if available on favourable terms. The equity issue completed in March 2004, the increased bank lines and funds generated from operations are expected to be sufficient to fund the capital program and maintain a leverage level that allows Fairborne the flexibility to continue efficient operations.

Share Capital

During 2003, Fairborne issued a total of 12,578,000 common shares. 10,577,000 were issued in connection with the acquisition of Pivotal, 501,000 common shares were issued on exercise of share options and 1,500,000 common shares were issued pursuant to a flow through share offering completed in December, 2003. The following chart shows the common share equity outstanding at December 31, 2003.

	December 31, 2003	December 31, 2002
Equity Outstanding: (000's, at period end)		
Common shares	**32,328**	19,750
Warrants	**1,960**	1,960
Stock Options	**2,861**	1,903
Weighted average shares outstanding for the period		
Basic	**25,178**	19,750
Diluted	**26,424**	19,750

Fairborne Energy Ltd.
Consolidated Balance Sheets

	December 31, 2003	December 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$6,151,841	$3,586,747
Accounts receivable	14,126,079	4,430,697
Prepaid expenses and deposits	1,997,492	980,928
	22,275,412	8,998,372
Fixed assets (Note 4)		
Petroleum and natural gas properties and equipment	123,019,574	43,210,759
Office furniture and equipment	843,104	325,771
Accumulated depletion and depreciation	(16,312,598)	(4,149,402)
	107,550,080	39,387,128
Goodwill (Note 3)	6,360,000	-
	$136,185,492	$48,385,500
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$21,131,962	$6,743,395
Equipment lease (Note 5)	2,573,332	124,979
Bank indebtedness (Note 6)	7,940,800	-
	31,646,094	6,868,374
Equipment lease	-	2,573,332
Provision for site restoration	2,764,000	1,086,027
Future income taxes (Note 7)	15,791,000	982,000
Shareholders' Equity		
Capital stock (Note 8)	73,040,241	34,437,004
Contributed surplus (Note 8)	330,991	-
Retained earnings	12,613,166	2,438,763
	85,984,398	36,875,767
Commitments (Note 10)		
Subsequent events (Note 11)		
	$136,185,492	$48,385,500

See accompanying notes to the consolidated financial statements

Fairborne Energy Ltd.

Consolidated Statements of Operations and Retained Earnings

	For the year ended December 31, 2003	For the seven months ended December 31, 2002
Revenue		
Petroleum and natural gas sales	$50,887,666	$16,376,092
Royalties	(9,436,353)	(2,968,912)
	41,451,313	13,407,180
Expenses		
Production	8,365,003	3,566,787
General and administrative	3,369,116	876,847
Interest	516,967	152,031
Future site restoration	1,405,400	578,900
Depletion and depreciation	12,163,196	4,149,402
	25,819,682	9,323,967
Income before taxes	15,631,631	4,083,213
Taxes (note 7)		
Future income taxes	5,253,000	1,607,000
Capital taxes	204,228	37,450
	5,457,228	1,644,450
Net Income	10,174,403	2,438,763
Retained earnings beginning of period	2,438,763	-
Retained earnings, end of period	$12,613,166	$2,438,763
Net income per share (Note 8)		
Basic	$ 0.40	$ 0.12
Diluted	$ 0.39	$ 0.12

See accompanying notes to the consolidated financial statements.

Fairborne Energy Ltd.
Consolidated Statements of Cash Flows

	For the year ended December 31, 2003	For the seven months ended December 31, 2002
Cash provided by (used in):		
Operating activities		
Net income	$10,174,403	$2,438,763
Items not involving cash		
Depletion and depreciation	12,163,196	4,149,402
Future site restoration	1,405,400	578,900
Compensation expense	154,315	-
Future income taxes	5,253,000	1,607,000
	29,150,314	8,774,065
Site restoration expenditures	(782,799)	(292,873)
Change in non-cash working capital	(7,512,336)	(1,124,652)
	20,855,179	7,356,540
Financing activities		
Issuance of common shares net of costs	10,939,340	33,812,004
Equipment lease payments	(124,979)	(67,228)
Bank indebtedness	(4,295,316)	-
	6,519,045	33,744,776
Investing activities		
Capital expenditures	(34,496,454)	(7,170,991)
Property dispositions	1,542,903	-
Corporate acquisitions (Note 3)	(800,000)	-
Acquisition of petroleum, and natural gas properties (note 3)	-	(33,394,564)
Change in non-cash working capital	8,944,421	3,050,986
	(24,809,130)	(37,514,569)
Change in cash and cash equivalents	2,565,094	3,586,747
Cash and cash equivalents, beginning of period	3,586,747	-
Cash and cash equivalents, end of period	$6,151,841	$3,586,747

Cash interest paid	$ 516,967	$ 130,682
Capital taxes paid	$ 104,228	$ -

See accompanying notes to the consolidated financial statements

Fairborne Energy Ltd.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2003 and the Seven Months from May 31, 2002 to December 31, 2002

Nature of operations:

Fairborne Energy Ltd. (the "Company" or "Fairborne") is a resource-based company engaged in the exploration for, and the development and production of natural gas, natural gas liquids and crude oil in Western Canada. The Company was incorporated under the laws of the Province of Alberta on January 9, 2002 and commenced active operations with the purchase of certain petroleum and natural gas properties and equipment on May 31, 2002.

1. Significant accounting policies

a) Basis of presentation
The consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada and they include the accounts of the Company and its wholly owned subsidiaries. All inter-company transactions have been eliminated.

b) Petroleum and natural gas operations
The Company follows the full cost method of accounting for petroleum and natural gas properties and facilities whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more.

The accumulated costs, less the costs of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties as determined by independent evaluators. Natural gas reserves and production are converted into equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties, are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

The net carrying amount of the Company's petroleum, and natural gas properties is limited to a ceiling, being the aggregate of future net revenues from proved reserves, less future capital costs plus the costs of unproved properties, net of impairment allowances, less future site restoration costs, general and administrative costs, financing costs and income taxes. Further, net revenues have been calculated using prices and costs in effect at the Company's period-end without escalation or discounting.

c) Interest in joint ventures
Substantially all of the Company's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

d) Goodwill
The Company records goodwill relating to acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. Goodwill is assessed for impairment annually at year-end or if events occur that could result in an impairment. Impairment is recognized based on the fair value of the Company compared to the book value of the Company. If the fair value of the Company is less than the book value, impairment is measured by allocating the fair value of the Company to the identifiable assets and liabilities as if the Company had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the Company over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book

value of goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs.

e) Future Site Restoration

Estimated future site restoration costs are provided for over the life of the estimated proven reserves on a unit-of-production basis. Costs are estimated each year by management in consultation with the Company's engineers based on current regulations, costs, technology and industry standards. The period charge is expensed and actual site restoration and abandonment expenditures are charged to the accumulated provision account as incurred.

f) Risk management

Financial instruments may be utilized by the Company to manage its exposure to commodity price fluctuations and foreign currency exposures. The Company's practice is not to utilize financial instruments for trading or speculative purposes.

The Company formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Foreign exchange gains and losses on foreign currency exchange swaps used to hedge US dollar denominated commodity contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

The Company may use forwards, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

g) Stock-Based Compensation

The Company has a stock based compensation plan, which is described in Note 8. Compensation expense associated with the stock based compensation plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the stock based compensation at the date of the grant using a Black-Scholes option pricing model.

Any consideration received upon exercise of the stock based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders' equity.

h) Income Taxes

The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

i) Flow-through Shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Future tax liabilities and share capital are adjusted by the estimated cost of the renounced tax deductions when the shares are issued.

j) Office furniture and equipment

Office furniture and equipment is stated at cost. Depreciation is provided on a declining balance basis at a rate of 20%.

k) Cash and cash equivalents

The Company considers cash and short term deposits with maturities of three months or less as cash and cash equivalents.

l) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the period then ended. Actual results could differ from those estimates.

The amounts recorded for depletion and depreciation and the provision for future site restoration are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

m) Per Share Information

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on the exercise of in the money options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

n) Revenue Recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

2. Changes in accounting policies

Stock-Based Compensation Plan

Effective January 1, 2003, the Company prospectively adopted amendments to a Canadian accounting standard relating to recognizing the compensation expense associated with stock based compensation plans, as outlined in Note 1. Under the amended standards, the Company must recognize compensation expense based on the fair value of the stock options granted under the Company's stock based compensation plan. The company uses a Black-Scholes option pricing model to determine the fair value at the date of grant. The impact of adoption was a decrease in income and an increase in contributed surplus of $154,315 for the year ended December 31, 2003.

3. Acquisitions

On July 2, 2003 the shareholders of the Company and Pivotal Energy Ltd. ("Pivotal") approved an Arrangement Agreement to merge the two companies and continue as a publicly listed company named Fairborne Energy Ltd. As consideration for the transaction, Pivotal shareholders received 0.485 of a Fairborne common share for each Pivotal common share held. In addition, options to acquire Pivotal shares were exchanged for 778,162 options to acquire Fairborne shares. Upon closing of the arrangement, Fairborne had approximately 30.3 million common shares outstanding, of which prior Fairborne shareholders held approximately 65% of outstanding common shares and prior shareholders of Pivotal held approximately 35%. As such, the transaction was accounted for as an acquisition of Pivotal by Fairborne.

The purchase price equation is as follows:

Cost of Acquisition:	
Shares	$ 31,047,954
Transaction costs	800,000
Options	632,879
	$ 32,480,833
Allocated:	
Current assets	$ 3,975,892
Petroleum and natural gas properties and equipment	47,425,800
Goodwill	6,360,000

Current liabilities	(6,220,428)
Bank indebtedness	(12,236,116)
Provision for site restoration	(1,055,372)
Future income taxes	(5,768,943)
	$ 32,480,833

On May 31, 2002, the Company acquired certain petroleum and natural gas assets located in Central Alberta. The acquisition has been accounted for by the purchase method. Details of the acquisition are as follows:

Net assets acquired:	
Petroleum and natural gas properties and equipment	$ 36,365,539
Future site restoration costs	(800,000)
Assumption of equipment lease	(2,765,539)
	$ 32,800,000
Non-cash working capital	594,564
	33,394,564

Consideration:	
Cash	$ 32,810,340
Transaction costs	584,224
	$ 33,394,564

4. Petroleum and natural gas properties and equipment:

	2003	2002
Petroleum and natural gas properties and equipment	**$123,019,574**	$ 43,210,759
Office furniture and equipment	**843,104**	325,771
	123,862,678	43,536,530
Accumulated depletion and depreciation	**(16,312,598)**	(4,149,402)
	$107,550,080	$ 39,387,128

Included in petroleum and natural gas properties and equipment are compressors under capital lease. At December 31, 2003 the cost and the accumulated depletion and depreciation of the assets under capital lease was $2,765,539 and $402,686 respectively, (2002 - $2,765,539 and $248,750, respectively).

As at December 31, 2003, the Company had a surplus in its ceiling test using year end prices. Costs of acquiring undeveloped properties in the amount of $9,730,000 were excluded from the depletion calculations, (2002 - $541,000).

As at December 31, 2003, estimated future site restoration costs to be accrued over the life of the remaining proven reserves were approximately $13.6 million.

5. Equipment lease

The Company has given notice to repay the equipment lease in early April 2004. The equipment lease is repayable in monthly installments of $29,977 including interest at 8.9%.

6. Bank indebtedness

At December 31, 2003 the Company had available $47 million of demand operating credit facilities from two Canadian chartered banks subject to the banks' valuation of the petroleum and natural gas properties owned by the Company. The facilities bore interest at the banks' prime rate. At December 31, 2003 $7,940,800 was drawn under the facilities. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement. On March 3, 2004, the two Canadian chartered banks increased the credit facilities to $50 million.

7. Future income taxes

The provision for income taxes in the financial statements differs from the result, which would have been obtained in applying the combined federal and provincial tax rate to the Company's earnings before income taxes. The difference results from the following items:

	2003	2002
Earnings before taxes	**$15,631,631**	$4,083,213
Combined federal and provincial tax rate	**40.62%**	42.1%
Computed "expected" income tax expense	**6,349,569**	1,719,000
Increase (decrease) in income taxes resulting from:		
Non-deductible crown charges	**2,037,000**	874,000
Resource allowance	**(2,738,000)**	(986,000)
Effect of changes in tax rate	**(878,700)**	
Other	**483,131**	
Future income taxes	**5,253,000**	1,607,000
Capital taxes	**204,228**	37,450
	$5,457,228	$1,644,450

The components of the future income tax liability at December 31, 2003 and 2002 are as follows:

	2003	2002
Future income tax liabilities:		
Petroleum and natural gas properties and equipment	**$ 17,552,000**	$ 1,602,000
Less Future income tax assets:		
Future site restoration	**(961,000)**	(120,000)
Share issue costs	**(800,000)**	(500,000)
	(1,761,000)	(620,000)
Net future income tax liability	**$15,791,000**	$ 982,000

8. Capital Stock

a) Authorized

(i) Unlimited number of common shares; and

(ii) Unlimited number of preferred shares, issuable in series, rights and privileges to be determined upon issue, of which none have been issued.

b) Common Shares, Issued and Outstanding

	2003		2002	
	Number of Shares	**Amount**	Number of Shares	Amount
Balance, beginning of period	**19,750,000**	**$ 34,437,004**	-	-
Initial private placement issued for cash			4,600,000	$ 5,060,000
Private placement of common shares Issued for cash			15,150,000	30,300,000
Shares issued on acquisition Of Pivotal (Note 3)	**10,576,688**	**31,047,954**		
Issued on exercise of options	**501,481**	**1,807,341**		
Flow-through shares issued for cash	**1,500,000**	**10,125,000**		
Future tax impact of flow through shares	**-**	**(4,011,357)**	-	
Share issue costs	**-**	**(590,001)**	-	(1,547,996)
Future tax benefit of issue costs	**-**	**224,300**	-	625,000
	32,328,169	**$73,040,241**	19,750,000	$34,437,004

In conjunction with the acquisition of Pivotal on July 2, 2003, all existing Fairborne common shares and Class A common shares were converted into new common shares of Fairborne.

The Company has a commitment to spend $10.1 million in 2004 on qualifying expenditures pursuant to the December 9, 2003 flow through private placement. All of the expenditures were renounced effective December 31, 2003 but are required to be incurred in 2004.

c) Contributed Surplus

	2003
Balance, beginning of year	**-**
Options issued on acquisition of Pivotal (Note 3)	**$ 632,879**
Options granted	**154,315**
Options exercised	**(403,000)**
Options cancelled and expired	**(53,203)**
	330,991

The Company recorded the compensation cost related to stock options granted in 2003. The amount of compensation cost is reduced for stock options granted on or after January 1, 2003 which were subsequently cancelled.

The weighted average fair value of stock options granted in 2003 was $1.11 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and expected life of 3 years.

The fair value of stock options and warrants granted prior to January 1, 2003 is not significant.

d) Per Share Amounts

The following table summarizes the weighted average common shares used in calculating net income per share:

	2003	2002
Basic	**25,177,504**	19,750,000
Diluted	**26,424,044**	19,750,000

The reconciling item between the basic and diluted average common shares are outstanding stock options and outstanding warrants.

e) Stock Options

There are 2,861,049 stock options outstanding at December 31, 2003 with a weighted average exercise price of $2.90 per share. The options expire between March 11, 2004 and November 4, 2008.

The following table sets forth a reconciliation of the stock option plan activity for the periods ended December 31, 2002 and December 31, 2003:

	2003		2002	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	**1,902,500**	**$ 2.40**	-	$ -
Options issued on acquisition of Pivotal (Note 1)	**778,162**	**$ 3.10**		
Granted	**759,500**	**$ 4.17**	1,902,500	$ 2.40
Exercised	**(501,481)**	**$ 2.80**	-	$ -
Expired and cancelled	**(77,632)**	**$ 5.82**	-	$ -
Outstanding, end of period	**2,861,049**	**$ 2.90**	1,902,500	$ 2.40
Exercisable, end of period	**841,209**	**$ 2.52**	-	$ -

The following table summarizes stock options outstanding under the plan at December 31, 2003:

Exercise Price	**Options Outstanding**	**Remaining Term (years)**	**Options Exercisable**
$ 1.75 - $ 1.84	57,162	1.7	57,162
$ 2.40 - $ 3.09	2,108,086	3.5	767,246
$ 3.42 -$ 4.76	388,912	4.3	10,912
$ 5.20 -$ 5.92	306,889	4.7	5,889
	2,861,049	3.7	841,209

f) Warrants

There are 1,960,000 warrants to purchase common shares at $3.50 per share exercisable at any time prior to close of business on May 31, 2006.

9. Financial instruments

a) Credit Risk:

A significant portion of the Company's accounts receivable are from joint venture partners in the oil and gas industry and are subject to normal industry credit risks.

b) Fair value of financial instruments:

The carrying value of the Company's financial instruments, other than bank indebtedness, approximate their fair value due to their short maturity. The fair value of the bank indebtedness approximates its carrying value as it bears interest at a floating rate.

c) Forward Sales Contracts:

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers. The following summarizes the contracts outstanding at December 31, 2003:

Commodity	Period	Volume	Price
Natural Gas	January 1 to March 31, 2004	2,000 GJ/day	CDN$6.54/GJ
Natural Gas	March 1 to March 31, 2004	2,000 GJ/day	CDN$6.33/GJ
Natural Gas	January 1 to February 29, 2004	2,000 GJ/day	CDN$6.40/GJ - $7.10/GJ
Crude Oil	January 5 to June 30, 2004	350 bbls/day	CDN $37.90
Crude Oil	January 5 to March 31, 2004	350 bbls/day	WTI US$31.35
Crude Oil	April 1 to June 30, 2004	350 bbls/day	WTI US$30.32
Crude Oil	Jul 1 to Sept 30, 2004	350 bbls/day	WTI US$32.25

On January 28, 2004 the Company has sold forward US$1,623,000 of foreign exchange exposure at Cdn $1.3230 to US $1.00 (US $0.7559 to Cdn $1.00) to June 30, 2004.

10. Commitments

The Company has certain lease commitments for its office premises through to September 30, 2008. As at December 31, 2003 the payments due under these commitments are approximately:

Year	Commitment
2004	$ 348,000
2005	$ 348,000
2006	$ 348,000
2007	$ 348,000
2008	$ 261,000

11. Subsequent events

On March 31, 2004 Fairborne Energy Ltd. acquired oil, natural gas and natural gas liquids assets located in the West Pembina/Brazeau area of West Central Alberta for total consideration of $116 million subject to closing adjustments.

On February 27, 2004, the Company issued, on a private placement basis, 6,178,000 Subscription Receipts at a price of $6.65 each, for gross proceeds of $41,083,700 (net proceeds of approximately $38,900,000) exchangeable into common shares on closing of the acquisition noted above. On March 31, 2004, the subscription receipts were converted into 6,178,000 common shares. In addition, on March 31, 2004, the Company's credit facilities were increased to $85 million. The proceeds of the issue of common shares combined with bank borrowings were used to acquire the assets noted above.

For immediate release
April 15, 2004

FAIRBORNE ENERGY LTD. APPOINTS NEW DIRECTOR

Calgary, Alberta – Fairborne Energy Ltd. ("Fairborne") is pleased to announce the recent appointment of Donald J. Nelson as an additional director to its Board of Directors.

Mr. Nelson is a Professional Engineer and has over thirty years of oil and gas experience including corporate management, engineering and operations with exposure to various size companies. He was most recently President and Chief Executive Officer of Summit Resources Limited, a publicly listed oil and gas company, prior to its sale to Paramount Resources Ltd. He currently serves as a director on three publicly listed, Canadian corporations and energy trusts including Paramount Energy Trust, Taylor Gas Liquids Ltd., Culane Energy Ltd. as well as several other private companies.

Richard Walls, President and Chief Executive Officer of Fairborne stated "We are very pleased to have someone of Don's experience and knowledge join our board. His management and technical expertise will enhance our board as we continue to grow and concentrate on adding shareholder value."

Fairborne is a crude oil and natural gas exploration, development and production company headquartered in Calgary, Alberta, Canada. Its common shares trade on the Toronto Stock Exchange under the symbol "FEL".

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax.: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax.: (403) 290-7751
rmaitland@fairborne-energy.com

Forward Looking Statements - Certain information regarding Fairborne set forth in this document, including management's assessment of Fairborne's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Fairborne's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, geological and engineering risks, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Fairborne's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom.

May 11, 2004

FAIRBORNE REPORTS Q1 RESULTS – RECORD ACTIVITY LEVELS YIELD STRONG RESULTS

HIGHLIGHTS		Three Months Ended March 31 2004	2003
Financial	***($ thousands, except per share amounts)***		**(restated)**
	Gross revenue	18,429	9,531
	Funds generated from operations	9,963	5,701
	Per share - basic	0.31	0.29
	Per share - diluted	0.28	0.29
	Net income	3,295	2,222
	Per share - basic	0.10	0.11
	Per share - diluted	0.09	0.11
	Capital expenditures	19,133	4,601
	West Pembina/Brazeau acquisition	115,876	-
	Long term debt including working capital deficiency	90,870	Nil
Operations	Production		
	Crude oil *(bbls/d)*	1,956	1,497
	Natural gas liquids *(bbls/d)*	139	162
	Natural gas *(mcf/d)*	17,853	5,596
	Total production *(boe/d @ 6:1)*	5,071	2,592
	Average sales price		
	Crude oil *($/bbl)*	39.92	40.62
	Natural gas liquids *($/bbl)*	43.35	41.41
	Natural gas *($/mcf)*	6.58	6.77
	Netback per boe *(6:1) ($)*		
	Petroleum and natural gas sales	39.98	40.90
	Royalties	9.15	7.14
	Operating expenses	6.38	7.08
	Operating netback	24.45	26.68

ACCOMPLISHMENTS

- Purchase of operated oil, natural gas and NGL properties located in the West Pembina/Brazeau area of west central Alberta for a total consideration of $115.9 million including asset retirement obligations of $4.7 million. This acquisition adds approximately 3,600 BOE per day and 96,000 net acres of undeveloped land.
- Fairborne closed a private placement of 6,178,000 Subscription Receipts, at a price of $6.65 each, for net proceeds of $38.9 million.
- The Companys exploratory well at Wild River flow tested at various rates up to a maximum of 14.2 Mmcf per day at a flowing wellhead pressure of 3,700 psi.
- A total of 42 (29.3 net) wells were drilled resulting in 2 (2.0 net) crude oil wells, 36 (24.3 net) natural gas wells and 4 (3.0 net) wells were dry and abandoned for an overall success rate of 90 percent and an average working interest of 70%.
- Fairborne's production base is 41% light crude oil and NGL and 59% natural gas with production averaging 2,095 barrels per day of crude oil and natural gas liquids ("NGL") and 17.9 million cubic feet ("Mmcf") per day of natural gas resulting in a total of 5,071 BOE per day in the quarter. This production base has been increased by the acquisition of the West Pembina assets with the percentage of natural gas has moving upward.

REPORT TO THE SHAREHOLDERS

Fairborne Energy Ltd. ("Fairborne" or "Company") is pleased to present the results of its operations for the first three months of 2004. The first quarter of 2004 saw significant changes in Fairborne's size and level of operations. Fairborne focused the majority of its first quarter capital program on drilling and will see the production benefit from these wells begin in the second quarter. In addition, a significant acquisition was completed in the first quarter which provides the Company with the advantage of an expanded production base and a large undeveloped land base to aggressively pursue new drilling opportunities.

On February 8, 2004, the Company entered into a purchase and sale agreement to purchase operated oil, natural gas and NGL properties located in the West Pembina/Brazeau area of west central Alberta for a total consideration of $115.9 million. This acquisition closed on March 31, 2004 and the result of operations from these properties will be included in Fairborne's operations commencing April 1, 2004.

In conjunction with the purchase, on February 27, 2004 Fairborne closed a private placement of 6,178,000 Subscription Receipts, at a price of $6.65 each, for net proceeds of $38.9 million. The Subscription Receipts were converted into common shares on a one-for-one basis in connection with the acquisition of the West Pembina/Brazeau properties. The proceeds from this issue together with increasing the available bank lines to $85 million funded the acquisition.

Fairborne originally budgeted $40 million for its 2004 capital program but available opportunities are substantially in excess of this amount. The capital program has been increased to $70 million for the year, not including the West Pembina/Brazeau acquisition, and will be funded by additional funds generated from operations from the acquisition. The total capital program for the remaining 9 months of the year is $50 million and will be split approximately $12 million to land, seismic and exploration, $30 million to development and exploitation and $8 million for related facilities.

Current production is approximately 8,150 BOE per day not including 600 BOE per day at Bassett Lake which is expected to be back on production within seven days following production facilities modifications. At West Pembina, repairs to the sulphur plant are largely completed and 325 BOE per day will return to production over the next several days. The Company also has 900 BOE per day tested and behind pipe and anticipates this production to be on stream within 60 to 90 days.

Central Alberta:

At Clive, there were 10 wells drilled and completed for coal bed methane in the Edmonton (Horseshoe Canyon Zone) group. There are currently five of these wells on production at a total of 540 mcf/day. The Company is awaiting the processing of the holding applications required to start a larger scale development program. In the summer and early fall the Company plans to license between 25 and 50 wells in the first phase of development as well as pipelines required to connect the wells to our existing shallow gas pipeline system. The Company also plans to drill several infill locations in the Clive Unit during the last half of 2004. Two Nisku exploration tests are licensed and will be drilled after break-up at Wood River.

At Westerose there was one shallow sweet gas well in the Edmonton zone drilled in the first quarter. In February, the first sweet well in this area came on-stream. The well has been brought on-stream at a reduced rate due to temporary processing constraints. In the late spring or early summer the Company plans on drilling an additional three wells for sweet gas in the Basal Quartz.

Bassett Lake Area:

Bassett Lake is a winter access only area located in northern Alberta. Fairborne drilled 20 wells in this area this winter, 18 successful gas wells in the Bluesky, one D&A well and one water injection well. Five wells were drilled in the winter of 2003 (four cased gas wells and one dry hole). In the first quarter of 2004, 22 wells were connected for production. Compression and water disposal and pipeline facilities were completed. Production will commence in late May at approximately 5 Mmcf per day. The start up date has been delayed by approximately six weeks as the Company installs facilities to handle a small amount of hydrocarbon liquids that were not anticipated but were present during the initial production testing.

Peace River Arch Area:

There were five sweet gas wells drilled at Rycroft in the first quarter of 2004. Expansion of the Rycroft facility is required and will be completed this summer in order to bring the successful wells on production. The Company drilled a successful exploration well on a farm-in block just south of Rycroft and will be drilling the first two option wells after break-up.

At Gordondale, a new pool is being developed by the Company that already includes 8 wells that will be capable of producing approximately 500 BOE per day, net to Fairborne. These wells all contain sour gas and production will possibly be delayed for six to nine months as regulatory requirements are fulfilled and pipeline and processing facilities are completed.

Deep Basin Area:

Three larger gas potential, deeper plays were drilled during the quarter and resulted in a gas discovery at Wild River, a suspended Gold Creek well and a potential gas well from uphole targets at Chambers (the primary deep zone was not productive). During the quarter, the Wild River exploration well tested 14 Mmcf/d at 3,700 psi flowing pressure. Fairborne will retain a 50% working interest in this well and it is scheduled to commence production in the early fall.

Included in the West Pembina acquisition, numerous exploration opportunities have been identified for drilling during 2004 and into 2005.

West Pembina/Brazeau Area:

The West Pembina acquisition closed March 31, 2004 and includes 3,600 BOE per day of production as well as significant workover/development opportunities and exploration inventory. The acquisition also included 96,000 net acres of undeveloped land. Numerous workovers have been identified in the Belly River formation and drilling will commence after break-up on several deeper Nisku targets. The Company has purchased approximately 1,900 square kilometers of 3D seismic over these lands and is currently evaluating this data.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is provided by the management of Fairborne Energy Ltd. ("Fairborne" or the "Company") to review first quarter 2004 activities and the results as compared to the previous period. This MD&A should be read in conjunction with the unaudited consolidated interim financial statements for the three months ended March 31, 2004 and 2003 and the audited consolidated financial statements for the year ended December 31, 2003.

Fairborne is a publicly traded company with its head office in Calgary and is engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Western Canada. The Company uses a strategy to balance risk and reward by focusing on opportunities by geographic area and prospect type using a portfolio approach to exploration and development expenditures. The Company was incorporated as a private company in early 2002 and in June, 2002 commenced active operations.

Per barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

This MD&A contains forward-looking statements. Forward-looking statements are based on current expectation that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

This document contains the term "funds generated from operations", which should not be considered as an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairborne also represents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of income per share.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The amounts for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset Retirement Obligations

The Company retroactively adopted the new accounting standard for asset retirement obligations at January 1, 2004. All existing reclamation and abandonment liabilities were reversed and the new standard was set up with prior years being restated. The asset retirement obligation was measured and recorded at fair market value with a corresponding increase in oil

and gas properties. The asset retirement obligation increases over time with a corresponding accretion expense until the obligations are settled.

Full Cost Accounting for Oil and Gas

The Company adopted the revised full cost method of accounting for oil and gas as outlined in Accounting Guideline 16, which includes limiting the carrying value of oil and gas properties to their estimated fair value. The fair value is estimated to be the future cash flow from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the prior ceiling test calculation that used undiscounted cash flows and constant prices, adjusted for general and administrative and financing costs.

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information of the Company for the period indicated:

	Three Months Ended March 31	
	2004	2003
($ thousands, except per share amounts)		**(restated)**
Petroleum and Natural Gas Sales, Before Royalties	18,429	9,531
Funds Generated from Operations	9,963	5,701
Per Share – Basic	0.31	0.29
Per Share – Diluted	0.28	0.29
Net Income	3,295	2,222
Per Share – Basic	0.10	0.11
Per Share – Diluted	0.09	0.11
Total Assets	266,338	55,769
Long Term Debt including Working Capital Deficit	90,870	Nil

PRODUCTION

Crude oil and NGL production averaged 2,095 bbls/day and natural gas averaged 17.9 million cubic feet ("Mmcf") per day for a total of 5,071 BOE/day for the quarter ended March 31, 2004. This compares favorably with the 2,592 BOE per day recorded in first three months of 2003 and represents a 96 percent increase in average production. In comparing the average volumes in the two periods, it is important to consider the effect of the acquisition of Pivotal Energy Ltd. ("Pivotal") completed on July 2, 2003 which resulted in an approximate 50 percent increase in Fairborne's productive capability at that time. The Pivotal acquisition and Fairborne's drilling program have been more focused on adding additional volumes of natural gas and, as such, the production mix has moved from being 64 percent crude oil and NGL in the first three months of 2003 to 41 percent crude oil and NGL for the three months ended March 1, 2004. The West Pembina/Brazeau properties presently produce approximately 74 percent natural gas, which further strengthens Fairborne as a natural gas producer.

COMMODITY PRICES

Commodity prices for crude oil and NGL were consistent quarter over quarter. Fairborne's crude oil and NGL price averaged $40.15 per barrel during the first three months of 2004 compared to $40.70 during the first three months of 2003. Fairborne's natural gas prices were consistent quarter over quarter. For the three months ended March 31, 2004 the natural gas price was $6.58 and $6.77 for the three months ended March 31, 2003. Commodity prices for crude oil and natural gas are both maintaining these high levels and the outlook for future prices is expected to be high by historical standards.

HEDGING ACTIVITIES

When Fairborne hedges oil and gas prices, the hedging strategy is intended to provide certainty to cash flow by fixing the price on a portion of the production portfolio. During the first three months of 2004, Fairborne hedged an average of 700 barrels per day (33 percent of total crude oil production) and 3.8 Mmcf per day (21 percent of natural gas production). Hedging activity in the first quarter reduced the crude oil price by $2.27 per barrel and increased the natural gas price by $0.07 per Mcf.

In addition, Fairborne has hedged U.S. $965,000 of foreign exchange exposure at Cdn. $1.3230 to U.S. $1.00 (U.S. $0.7559 to Cdn. $1.00) and U.S. $1,039,000 of foreign exchange exposure at Cdn $1.3468 to U.S. $1.00 (U.S. $0.7425 to Cdn $1.00). At March 31, 2004 the estimated fair value of the foreign exchange contract is U.S. $21,000 which represents the amount the Company would pay to terminate the contract at March 31, 2004.

PRODUCTION REVENUE

For the three months ended March 31, 2004, revenues increased 93 percent to $18,429,000 from $9,531,000 for the same period in 2003 due mainly to higher production volumes.

	Three Months Ended March 31		Three Months Ended March 31	
($ thousands, except per share amounts)	2004	$/Unit	2003	$/Unit
Natural Gas	10,686	6.58	3,407	6.77
Oil and NGL	7,743	40.15	6,124	40.70
Total Revenue	18,429	39.98	9,531	40.90

EXPENSES

Royalties consist of payments made to the Alberta government, freehold landowners and overriding royalty owners. Some of the Fairborne properties are located on freehold land on which royalty rates tend to be lower. As such, royalties totaled $4,220,000 which is an overall royalty rate of 22.9 percent for the three months ended March 31, 2004. For the same period in 2003 royalties were $1,665,000 and the royalty rate was 17.5 percent. The increase in the rate is due to the addition of the Pivotal properties which were not added until the third quarter of 2003. The average royalty rate for the remainder of 2004 is expected to average about 23 percent and should remain constant with the addition of the West Pembina properties.

Fairborne operates in excess of 95 percent of its production and consequently maintains a high degree of control over operating costs. On a BOE basis, operating costs were $6.38 per BOE or $2,940,000 in total during the three months ended March 31, 2004. For the same period in 2003 operating costs were $7.08 per BOE or $1,651,000. This is a decrease of 10 percent per BOE. For the remainder of 2004 operating costs are expected to average approximately $6.00 per BOE. The addition of the West Pembina Brazeau properties should not appreciably change this rate.

During the first quarter of 2004, general and administrative expenses were $1,138,000 or $2.47 per BOE in comparison to the first quarter of 2003 whereby net general and administrative costs were $431,000 or $1.85 per BOE. As the Company grows and adds staff connected with the additional requirement of operating the West Pembina/Brazeau production, these costs will increase on an absolute basis but Fairborne does anticipate reducing these costs, on a BOE basis.

Interest for the three months ended March 31, 2004 increased to $160,000 compared to $65,000 during the same period in 2003. This increase is the result of higher average debt during the period compared to 2003.

FUNDS GENERATED FROM OPERATIONS AND NET INCOME

($ thousands, except per unit amounts)	Three Months Ended March 31 2004	$/BOE	Three Months Ended March 31 2003	$/BOE (restated)
Production Revenue	18,429	39.98	9,531	40.90
Royalties	4,220	9.15	1,665	7.14
	14,209	30.83	7,866	33.76
Operating Expenses	2,940	6.38	1,651	7.08
	11,269	24.45	6,215	26.68
General & Administrative (Net of non-cash compensation expense)	1,065	2.31	431	1.85
Interest	160	0.35	65	0.28
Capital Taxes	81	0.18	18	0.08
Funds Generated From Operations	9,963	21.61	5,701	24.47
Compensation Expense	73	0.16	-	-
Depletion and Depreciation	4,983	10.81	2,106	9.04
Accretion	136	0.30	113	0.48
Future Income Taxes	1,476	3.20	1,260	5.41
Net Income	3,295	7.14	2,222	9.54

For the three months ended March 31, 2004, the depletion expense is $10.81 per BOE and the accretion expense is $0.30 per BOE. The depletion expense decreased on a BOE basis from the fourth quarter of 2004 due to positive reserve additions in the first quarter mostly related to the Wild River well. The depletion expense will increase, on a BOE basis, with the acquisition of the West Pembina/Brazeau properties. The magnitude of increases will be dependent on Fairborne's ability to efficiently add reserves on its properties.

Effective January 1, 2004, Fairborne retroactively adopted, with restatement of prior periods, a new accounting standard relating to asset retirement obligations. The effect of the adoption on income is presented below as increases (decreases):

($ thousands)	Three-month Period ended March 31, 2004	Three-month Period ended March 31, 2003	Year ended December 31, 2003
Accretion expense	136	113	558
Depletion and depreciation on asset retirement costs	158	153	619
Future site restoration expense	(573)	(254)	(1,405)
Future income taxes	101	(5)	82
Net income impact	178	7	146

Fairborne's effective income tax rate is 32 percent consisting primarily of future income taxes. In 2004, Fairborne does not envision paying cash income taxes.

FUNDS GENERATED FROM OPERATIONS

The combination of production levels, commodity prices and expenses detailed above resulted in funds generated from operations of $9,963,000 ($0.31 per share) for the three months ended March 31, 2004. With present production levels at approximately 8,150 BOE per day and additional production of 1,825 BOE per day to be connected in the next 60 days, the level of funds generated should increase in the remaining nine months of 2004 with the inclusion of the West Pembina/Brazeau properties.

LIQUIDITY AND CAPITAL RESOURCES

Fairborne's capital program for the first three month of 2004 totaled $130,345,000 including the acquisition of assets connected with the West Pembina/Brazeau acquisition as detailed in the following table:

Capital Expenditures

($ thousands)	For the three months ended March 31,	
	2004	2003
Exploration and Development Expenditures		
Land and Lease Acquisitions	**$ 1,596**	$ 186
Geological and Geophysical	**1,374**	1,147
Drilling, Completions and Workovers	**10,561**	2,406
Well Equipment and Facilities	**5,553**	857
Corporate Assets	**49**	5
	19,133	4,601
Acquisitions, net of Dispositions		
Acquisitions	**111,212**	-
Dispositions	**-**	-
	111,212	-
	130,345	4,601

Expenditures for land and leases during the first quarter combined with the West Pembina/Brazeau acquisition resulted in Fairborne holding 239,102 net acres of undeveloped land at March 31, 2004 with an average working interest of 65 percent. Drilling expenditures resulted in a total of 42 (29.3 net) wells drilled resulting in 2 (2.0 net) crude oil wells, 36 (24.3 net) natural gas wells and 4 (3.0 net) wells were dry and abandoned for an overall success rate of 90 percent. Fairborne operated all but one well in this program. The capital program was financed by funds generated from operations of $9,963,000 and additional bank debt .

Fairborne has a revolving demand loan based on a borrowing base determined by the Company's bankers. In connection with the acquisition of West Pembina/Brazeau properties, the bankers have increased the line to $85 million. The amount of the line drawn at March 31, 2004 is $73,674,000.

The capital budget for the remainder of 2004 totals $50 million not including the disposition of minor properties. Fairborne typically utilizes three sources of funding to finance its capital expenditures: funds generated from operations, bank borrowings and new equity issued, if available on favorable terms.

SHARE CAPITAL

During the first quarter of 2004, Fairborne issued a total of 6,198,000 common shares, of these, 6,178,000 were issued in connection with the West Pembina/Brazeau acquisition and 20,000 were issued on exercise of share options. The following chart shows the common share equity outstanding.

Equity Outstanding:

(thousands)	**March 31, 2004**
Common shares	**38,526**
Warrants	**1,960**
Stock Options	**3,028**
Weighted average shares outstanding for the period	
Basic	**32,401**
Diluted	**35,161**

BUSINESS ENVIRONMENT AND RISK

The business risks the Company are exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Company. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to ensure efficient and cost effective operations;
- employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

[scl]

Fairborne Energy Ltd.
Interim Consolidated Balance Sheets
($ thousands)

	March 31 2004 *(unaudited)*	December 31 2003 (restated, see Note 1)
Assets		
Current assets		
Cash and cash equivalents	$135	$6,152
Accounts receivable	16,873	14,126
Prepaid expenses and deposits	1,441	1,997
	18,449	22,275
Fixed assets (Note 3)		
Petroleum and natural gas properties and equipment	262,839	127,666
Office furniture and equipment	892	843
Accumulated depletion and depreciation	(22,202)	(17,219)
	241,529	111,290
Goodwill	6,360	6,360
	$266,338	$139,925
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$33,105	$21,132
Equipment lease (Note 4)	2,540	2,573
Bank indebtedness (Note 5)	73,674	7,941
	109,319	31,646
Asset retirement obligations (Note 6)	11,161	6,165
Future income taxes	16,610	15,913
Shareholders' Equity		
Capital stock (Note 7)	112,728	73,040
Contributed Surplus (Note 7)	395	331
Retained earnings	16,125	12,830
	129,248	86,201
	$266,338	$139,925

See accompanying notes to the interim consolidated financial statements

Fairborne Energy Ltd.
Interim Consolidated Statements of Operations and Retained Earnings

($ thousands, except per share amounts)

For the three months ended (Unaudited)	March 31, 2004	March 31, 2003
		(restated, see Note 1)
Revenue		
Petroleum and natural gas sales	$18,429	$9,531
Royalties	(4,220)	(1,665)
	14,209	7,866
Expenses		
Production	2,940	1,651
General and administrative	1,138	431
Interest	160	65
Accretion	136	113
Depletion and depreciation	4,983	2,106
	9,357	4,366
Income before taxes	4,852	3,500
Taxes		
Future income taxes	1,476	1,260
Capital taxes	81	18
	1,557	1,278
Net Income	3,295	2,222
Retained earnings beginning of period, as previously reported	12,613	2,439
Retained earnings adjustment, Asset Retirement Obligation (Note 6)	217	69
Retained earnings beginning of period, Adjusted	12,830	2,508
Retained earnings, end of period	$16,125	$4,730
Net income per share (Note 6)		
Basic	$ 0.10	$ 0.11
Diluted	$ 0.09	$ 0.11

See accompanying notes to the interim consolidated financial statements.

Fairborne Energy Ltd.
Interim Consolidated Statements of Cash Flows
($ thousands)

For the three months ended (Unaudited)	March 31, 2004	March 31, 2003
Cash provided by (used in):		(restated, see Note 1)
Operating activities		
Net income	$3,295	$2,222
Items not involving cash		
Depletion and depreciation	4,983	2,106
Accretion	136	113
Compensation expense	73	-
Future income taxes	1,476	1,260
	9,963	5,701
Asset retirement expenditures	(17)	-
Change in non-cash working capital	(11,013)	(465)
	(1,067)	5,236
Financing activities		
Issuance of common shares net of costs	38,900	-
Equipment lease payments	(33)	(31)
Bank indebtedness	65,733	-
	104,600	(31)
Investing activities		
Capital expenditures	(19,133)	(4,601)
Acquisition of petroleum, and natural gas properties (Note 2)	(111,212)	-
Change in non-cash working capital	20,795	(285)
	(109,550)	(4,886)
Change in cash and cash equivalents	(6,017)	319
Cash and cash equivalents, beginning of period	6,152	3,587
Cash and cash equivalents, end of period	$135	$3,906
Cash interest paid	$160	$ 65
Capital taxes paid	$ 81	$ 18

See accompanying notes to the interim consolidated financial statements

Fairborne Energy Ltd.
Selected Notes to the Interim Consolidated Financial Statements

For the three months ended March 31, 2004 *(unaudited)*
(tabular amounts are stated in thousands of dollars except per share amount)

The interim financial statements of Fairborne Energy Ltd. (the "Company" or "Fairborne"), have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2003, except as noted below. The disclosure, which follows, is incremental to the disclosure included with the annual financial statements. These interim financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2003.

Note 1: Change in Accounting Policies

Full Cost Accounting guideline
Effective January 1, 2004, Fairborne adopted a new Canadian accounting standard relating to full cost accounting for oil and gas entities. Fairborne places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Prior to adopting the new standards, the limit on aggregate carrying value of the petroleum and natural gas properties and equipment that may be carried forward for depletion against future revenues was based on the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less the estimated future costs for administration, financing, asset retirement obligations and income taxes.

There were no changes to net income, petroleum and natural gas properties and equipment or any other reported amounts in the financial statements as a result of adopting the standard.

Asset Retirement Obligations ("ARO")
Effective January 1, 2004, Fairborne retroactively adopted, with restatement of prior periods, a new accounting standard relating to asset retirement obligations.

Fairborne recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

Prior to adopting the standard, Fairborne recognized a provision for future site restoration costs over the life of the oil and gas properties and facilities using a unit of production method.

The effect of the adoption is presented below as increases (decreases):

Balance sheet	As at December 31, 2003	As at December 31, 2002
Net asset retirement costs, included in fixed assets	3,740	3,158
Asset retirement obligations	6,165	4,135
Accumulated provision for future site restoration	(2,764)	(1,086)
Future income taxes	122	40
Retained Earnings	217	69

Statement of Operations	Three-month Period ended March 31, 2004	Three-month Period ended March 31, 2003	Year ended December 31, 2003
Accretion expense	136	113	558
Depletion and depreciation on asset retirement costs	158	153	619
Future site restoration expense	(573)	(254)	(1,405)
Future income taxes	101	(5)	82
Net income impact	178	7	146

Note 2: Acquisition of petroleum and natural gas properties

On March 31, 2004, the Company acquired certain petroleum and natural gas assets located in the West Pembina/Brazeau area of West Central Alberta. The acquisition has been accounted for by the purchase method. Details of the acquisition are as follows:

Net assets acquired:	
Petroleum and natural gas properties and equipment	$115,876
Asset retirement obligation	(4,664)
	111,212

Consideration:	
Cash	$71,879
Cash from private placement of common shares	38,859
Transaction costs	474
	$111,212

Note 3: Petroleum and natural gas properties and equipment

Fairborne performed a ceiling test calculation at January 1, 2004 and March 31, 2004 to assess the recoverable value of petroleum and natural gas properties and equipment. The oil and gas future prices are based on the April 1, 2004 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Fairborne. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Fairborne's proved reserves exceeded the carrying value of petroleum and natural gas properties and equipment at January 1, 2004 and March 31, 2004.

Year	WTI Oil ($U.S./bbl)	Foreign Exchange Rate	Edmonton Light Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/mmbtu)
2004	34.25	0.75	40.86	6.62
2005	28.50	0.75	34.62	5.50
2006	26.25	0.75	32.26	5.14
2007	24.00	0.75	29.45	4.93
2008	23.50	0.75	29.41	4.93
2009-14	23.25	0.75	29.40	4.92

Escalate thereafter 1.5% per year

As at March 31, 2003, Fairborne has to incur $4.8 million of exploration expenditures to meet its flow through share commitment.

Note 4: Equipment lease

The Company repaid the equipment lease in April 2004.

Note 5: Bank Indebtedness

At March 31, 2004 the Company has available $85 million of demand operating credit facilities from two Canadian chartered banks subject to the bank's valuation of the petroleum and natural gas properties owned by the Company. The facilities bear interest at the bank's prime rate. At March 31, 2004 $73,674,000 was drawn under the facilities. The scheduled review date of the facility is May 31, 2004. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement.

Note 6: Asset Retirement Obligations

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Company estimated the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $30.6 million which will be incurred between 2014 and 2034. The majority of the costs will be incurred between 2014 and 2020. A credit-adjusted risk-free rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

Asset retirement obligations (000's)	**Three-month Period ended March 31, 2004**	**Year ended December 31, 2003**
Balance, beginning of period	6,165	4,135
Acquisition in the period	4,664	1,055
Liabilities incurred in period	213	1,200
Liabilities settled in period	(17)	(783)
Accretion expense	136	558
Balance, end of period	11,161	6,165

Note 7: Capital Stock

a) Common Shares

Common shares, issued and outstanding (000's)	Number	Amount
Balance, December 31, 2003	32,328	$ 73,040
Shares issued on exercise of options	20	50
Private placement of common shares for cash	6,178	41,084
Share issue costs	-	(2,225)
Future tax benefit of issue costs	-	779
	38,526	112,728

b) Contributed Surplus

(000's)	2003
Balance, beginning of period	$ 331
Options granted	73
Options exercised	(9)
	$ 395

The weighted average fair value of stock options granted in 2004 was $1.98 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and expected life of 3 years.

c) Per Share Amounts

The following table summarizes the weighted average common shares used in calculating net income per share:

	For the Three Months Ended March 31, 2004	For the Three Months Ended March 31, 2003
Basic	32,400,561	19,750,000
Diluted	35,161,311	19,750,000

The reconciling items between the basic and diluted average common shares are outstanding stock options and outstanding warrants.

d) Stock Options

There are 3,027,783 stock options outstanding at March 31, 2004 with a weighted average exercise price of $3.20 per option. The options expire between January 23, 2006 and May 26, 2009.

The following table sets forth a reconciliation of the stock option plan activity through to March 31, 2004:

	Number of Options	Weighted average exercise price
Balance December 31, 2003	2,861,049	$ 2.90
Granted	186,500	$ 7.74
Exercised	(19,766)	$ 2.08
Balance March 31, 2004	**3,027,783**	**$ 3.20**

The following table summarizes stock options outstanding under the plan at March 31, 2004:

Exercise Price	Options Outstanding	Remaining Term (years)	Options Exercisable
$ 1.75 - $ 1.84	45,729	1.8	45,729
$ 2.40 - $ 3.09	2,099,753	3.3	791,412
$ 3.42 -$ 4.76	388,912	4.1	10,912
$ 5.20 -$ 7.40	379,389	3.6	5,889
$ 8.00 -$ 9.15	114,000	5.0	-
	3,027,783	3.6	853,942

e) Warrants

There are 1,960,000 warrants to purchase common shares at $3.50 per share exercisable at any time prior to close of business on May 31, 2006.

Note 8: Financial Instruments

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers.

The following table summarizes the hedges outstanding at March 31, 2004:

Commodity	Period	Volume	Price
Crude Oil	April 1 to June 30, 2004	350 bbls/day	CDN $37.90
Crude Oil	April 1 to June 30, 2004	350 bbls/day	WTI US$30.32
Crude Oil	July 1 to September 30, 2004	350 bbls/day	WTI US$32.25

The Company has sold forward US$965,000 of foreign exchange exposure at Cdn $1.3230 to US $1.00 (US $0.7559 to Cdn $1.00) to June 30, 2004 and US$1,039,000 of foreign exchange exposure at Cdn $1.3468 to US $1.00 (US $0.7425 to Cdn $1.00) from July 1, 2004 to September 30, 2004. At March 31, 2004 the estimated fair value of the foreign exchange contract is $US 21,000 which represents the amount the Company would pay to terminate the contracts at March 31, 2004.

Forward Looking Statements - Certain information regarding Fairborne set forth in this document, including management's assessment of Fairborne's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Fairborne's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, geological and engineering risks, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Fairborne's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom.

FOR FURTHER INFORMATION PLEASE CONTACT:
Fairborne Energy Ltd.
Richard A. Walls
President and Chief Executive Officer
(403) 290-7754
Email: rwalls@fairborne-energy.com
or
Fairborne Energy Ltd.
Robert A. Maitland
Vice President, Finance and Chief Financial Officer
(403) 290-7755
(403) 290-7751 (FAX)
Email: rmaitland@fairborne-energy.com
Website: www.fairborne-energy.com

RECEIVED
2005 FEB 11 P 3:21
OFFICE OF ... CORPORATE ...

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Fairborne Energy Ltd.

Financial Year Ending, used in calculating the participation fee: December 31, 2003

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		32,328,169	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	5.41	
Market value of class or series	=	174,895,394	
			(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			
			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			7,940,800
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			182,836,194
Total fee payable in accordance with Appendix A of the Rule			$15,000.00
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit

Contributed surplus

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified

as debt or equity for financial reporting purposes) ________
Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months <u>remaining in the issuer's financial year</u> / 12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X
____

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, an Ontario person X

____

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x $\frac{\text{Number of entire months remaining in the issuer's financial year}}{12}$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

FAIRBORNE ENERGY LTD.

Notice of Annual and Special Meeting of the Shareholders

TO: THE SHAREHOLDERS OF FAIRBORNE ENERGY LTD.

TAKE NOTICE that the Annual and Special Meeting (the "Meeting") of the shareholders of Fairborne Energy Ltd. (the "Corporation") will be held in the Royal Room at the Metropolitan Conference Center, 333 – 4th Avenue S.W., Calgary, Alberta, T2P 0H9 on Wednesday, the 2nd day of June, 2004 at 3:00 p.m. (Calgary time) for the following purposes:

1. To receive and consider the consolidated financial statements of the Corporation for the year ended December 31, 2003, the auditors' report thereon and the report of the Board of Directors;

2. To fix the number of directors to be elected at the Meeting at six;

3. To elect directors;

4. To appoint auditors and to authorize the directors to fix their remuneration as such;

5. To consider and, if deemed advisable, to pass an ordinary resolution ratifying and approving an amendment to the Corporation's share option plan to increase the number of common shares issuable on exercise of options thereunder by 1,451,680 common shares, as more particularly described in the Information Circular – Proxy Statement of the Corporation dated April 29, 2004 (the "Information Circular"); and

6. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with the Secretary of the Corporation, c/o Computershare Trust Company of Canada, Stock Transfer Department, 6th Floor, Watermark Tower, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8. In order to be valid and acted upon at the Meeting, forms of proxy must be received at the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Shareholders are cautioned that the use of the mails to transmit proxies is at each shareholder's risk.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on April 26, 2004 (the "Record Date"). Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise establishes that he owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Calgary, Alberta, this 29th day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Richard A. Walls
President and Chief Executive Officer

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

   Fairborne Energy Ltd.
   2900, 605 – 5th Avenue S.W.
   Calgary, Alberta
   T2P 3H5

2. **Date of Material Change:**

   May 24, 2004

3. **News Release:**

   Press release was issued through the facilities of CCN Matthews on May 25, 2004.

4. **Summary of Material Change:**

   Fairborne Energy Ltd. ("Fairborne") and Case Resources Inc. ("Case") announced that they have entered into an arrangement agreement pursuant to which Fairborne will acquire all of the issued and outstanding shares of Case on the basis of 0.0909 common shares of Fairborne for each issued and outstanding common share of Case (the "Arrangement").

5. **Full Description of Material Change:**

   Fairborne and Case announced that they have entered into an arrangement agreement pursuant to which Fairborne will acquire all of the issued and outstanding shares of Case on the basis of 0.0909 common shares of Fairborne for each issued and outstanding common share of Case.

   After giving effect to the Arrangement, Fairborne will have approximately 44.5 million shares outstanding (49.9 million on a diluted basis). In connection with the Arrangement, Fairborne will assume approximately $12 million in debt and working capital deficit including costs.

   The Arrangement is subject to certain conditions including approval of Case shareholders at a special meeting to be held in July, 2004 and receipt of all required regulatory approvals and court approval and is expected to close in July, 2004.

   The Arrangement has the unanimous support of the board of directors of each of Case and Fairborne. The board of directors of Case has unanimously approved the Arrangement and determined that the Arrangement is fair, from a financial point of view, to Case shareholders and has unanimously resolved to recommend that Case shareholders vote in favour of the Arrangement. Each of GMP Securities Ltd. and Sprott Securities Inc. acted as a financial advisor to Case. GMP Securities Ltd. has advised the board of directors of Case that, subject to its review of the formal documentation, it is of the opinion that the consideration to be received under the Arrangement by the shareholders of Case is fair from a financial point of view. Holders of more than 33% of the outstanding common shares of Case (including all directors and officers of Case) have entered into lock-up agreements with Fairborne agreeing to vote their shares in favour of the Arrangement. Peters & Co. Limited acted as financial advisor to Fairborne in connection with the Arrangement.

Case has agreed to cease any discussions with other parties, agreed not to solicit competing proposals and to give notice to Fairborne of any unsolicited competing proposals that may be received prior to closing. Fairborne has a right to match any proposals received. Case has agreed to pay to Fairborne a non-completion fee in the amount of $3.0 million if the Arrangement is not completed in certain circumstances.

Case currently produces approximately 1,400 barrels of oil equivalent ("BOE") per day, consisting of 1,000 barrels per day of light oil and NGL's, 1.9 Mmcf per day of natural gas and 100 barrels per day of heavy oil. Fairborne currently produces approximately 9,200 BOE per day, consisting of 2,800 barrels per day of light oil and NGL's and 38.5 Mmcf per day of natural gas. The combined company will have proven reserves of 17.5 million BOE and proven plus probable reserves of 25.7 million BOE based on reserve reports prepared by Gilbert Laustsen Jung Associates Ltd. ("GLJ") for Case and GLJ and Sproule Associates Limited for Fairborne effective December 31, 2003 in accordance with NI-51-101.

Richard Walls, President and Chief Executive Officer of Fairborne stated that "Case's principal producing property at Haynes is located immediately to the south of Fairborne's Clive producing property and there are considerable operational enhancement and cost savings benefits anticipated as a result of consolidation of these properties. Moreover, the majority of Case's undeveloped lands are located within Fairborne's West Pembina/Brazeau operating area. The relative proximity of these assets will provide for their immediate integration into Fairborne's operating structure and expand our inventory of quality opportunities."

Jeff Tonken, President and Chief Executive Officer of Case, stated that "The shares of Fairborne offer considerable upside to the shareholders of Case. With such a good geographic fit between Fairborne and Case, it makes good economic sense to combine the entities. I have full confidence in the management of Fairborne and expect that they will continue to do an excellent job for all of their shareholders".

Per barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

Forward Looking Statements - Certain information regarding Fairborne Energy Ltd. and Case Resources Inc (the "Companies") set forth in this document, including management's assessment of the Companies future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Companies control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. The Companies actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Companies will derive therefrom.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7. Omitted Information:

N/A

8. Executive Officer:

For further information, please contact

Robert A. Maitland
VP Finance and CFO
Telephone: (403) 290-7750
Fax: (403) 290-7751

9. Date of Report:

May 25, 2004.

FAIRBORNE ENERGY LTD.

Per: (signed) "*Robert A. Maitland*"
Robert A. Maitland, Vice President, Finance and Chief Financial Officer

FAIRBORNE ENERGY LTD.

REVISED INITIAL ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2003

May 17, 2004

TABLE OF CONTENTS

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas	
Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	Mmcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
Mmbbls	million barrels	Mmcf/d	million cubic feet per day
Mstb	1,000 stock tank barrels	Mmbtu	million British Thermal Units
Bbls/d	barrels per day	Bcf	billion cubic feet
BOPD	barrels of oil per day	GJ	gigajoule
NGLs	natural gas liquids	MM	Million
STB	standard tank barrels		

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
BOE/d	barrel of oil equivalent per day
m^3	cubic metres
MBOE	1,000 barrels of oil equivalent
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres (Alberta)	Hectares	0.400
Hectares (Alberta)	Acres	2.500
Acres (British Columbia)	Hectares	0.405
Hectares (British Columbia)	Acres	2.471

CERTAIN DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings, unless the context otherwise requires:

"**ABCA**" means *Business Corporations Act* (Alberta);

"**Acquired Properties**" means the properties acquired by the Corporation pursuant to the West Pembina Acquisition;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Development costs**" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

"**Exploration costs**" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd.;

"**GLJ Report**" means the report of GLJ dated February 15, 2004 evaluating the crude oil, natural gas liquids and natural gas reserves of the Corporation as at December 31, 2003;

"**Gross**" means:

(a) in relation to the Corporation's interest in production and reserves, its "Corporation gross reserves", which are the Corporation's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Corporation;

(b) in relation to wells, the total number of wells in which the Corporation has an interest; and

(c) in relation to properties, the total area of properties in which the Corporation has an interest.

"**Net**" means:

(a) in relation to the Corporation's interest in production and reserves, the Corporation's interest (operating and non-operating) share after deduction of royalties obligations, plus the Corporation's royalty interest in production or reserves.

(b) in relation to wells, the number of wells obtained by aggregating the Corporation's working interest in each of its gross wells; and

(c) in relation to the Corporation's interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

"**NI 51-101**" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"**Service well**" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion;

"**Sproule**" means Sproule Associates Limited;

"**Sproule Report**" means the report of Sproule dated May 12, 2004, evaluating the natural gas reserves of the Corporation attributable to its coal bed methane property of the Corporation in the Clive area of Alberta as at December 31, 2003;

"**Sproule Acquisition Report**" means the report of Sproule dated May 6, 2004, evaluating the crude oil, natural gas liquids and natural gas reserves acquired by the Corporation pursuant to the West Pembina Acquisition, as at December 31, 2003;

"**West Pembina Acquisition**" means the acquisition of crude oil, natural gas and natural gas liquids assets from BP Canada Energy Company.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Unless otherwise specified, information in this Annual Information Form is as at the end of the Corporation's most recently completed financial year, being December 31, 2003.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Some of the statements contained herein including, without limitation, financial and business prospects and financial outlooks, may be forward looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may", "will", "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions have been used to identify these forward looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements including, but not limited to, changes in general economic and market conditions and other risk factors. Although the forward looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward looking statements. Investors should not place undue reliance on forward looking statements. These forward looking statements are made as of the date hereof and the Corporation assumes no obligation to update or review them to reflect new events or circumstances.

Forward looking statements and other information contained herein concerning the oil and gas industry and the Corporation's general expectations concerning this industry is based on estimates prepared by management using data from publicly available industry sources as well as from reserve reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which the Corporation believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Corporation is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

BACKGROUND

Fairborne Energy Ltd. ("Fairborne" or the "Corporation") was incorporated as Fairborne Oil & Gas Ltd. under the ABCA on January 9, 2002. On February 8, 2002, the Corporation changed its name to Fairborne Energy Ltd. On May 30, 2002, the Articles of Fairborne were amended to (i) change the rights, privileges, restrictions and conditions attaching to the common shares of Fairborne, (ii) create a class of shares designated as Class A voting common shares, (iii) create a class of shares designated as preferred shares, (iv) increase the minimum number of directors from one to three, and (v) remove restrictions on the transferability of its shares.

Effective July 2, 2003, pursuant to a plan of arrangement (the "Pivotal Arrangement") under the ABCA, Fairborne acquired all of the issued and outstanding common shares of Pivotal Energy Ltd. ("Pivotal"). See "General Development of the Business". In conjunction with the Pivotal Arrangement, the Articles of Fairborne were amended and restated, as of July 2, 2003, such that the current authorized share capital of Fairborne consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series.

Pursuant to the Pivotal Arrangement, Pivotal became a wholly-owned subsidiary of Fairborne. At the time of the acquisition of Pivotal, Pivotal also had one wholly-owned subsidiary, North American Explorers Inc., incorporated under the laws of Wyoming, which is now an indirect wholly-owned subsidiary of Fairborne. Fairborne also has one other wholly-owned subsidiary, 988191 Alberta Ltd., a company which was incorporated under the ABCA. Fairborne is the managing partner of the Fairborne Production Partnership (an Alberta general partnership), the partners of which are Fairborne and its wholly-owned subsidiary, 988191 Alberta Ltd. Fairborne is also the managing partner of Fairborne Pivotal Production Partnership (an Alberta general partnership), which owns substantially all of Fairborne's producing oil and gas properties, the partners of which are the Fairborne Production Partnership and Pivotal.

Unless the context otherwise requires, reference herein to "Fairborne" or the "Corporation" means Fairborne Energy Ltd. together with its wholly-owned subsidiaries, Pivotal, 988191 Alberta Ltd. and the Fairborne Production Partnership and the Fairborne Pivotal Production Partnership.

Fairborne's principal office is located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 and its registered office is located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

The Common Shares of Fairborne trade on the Toronto Stock Exchange (the "TSX") under the symbol "FEL".

GENERAL DEVELOPMENT OF THE BUSINESS

Fairborne has been engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Western Canada since it was founded. In May of 2002, Fairborne completed two private placements pursuant to which an aggregate of (i) 4,600,000 common shares were issued to the founders of Fairborne at $1.10 per share for gross proceeds of $5,060,000 as well as 1,960,000 common share purchase warrants, and (ii) 15,150,000 Class A voting common shares were issued to various subscribers at $2.00 per share for gross proceeds of $30,300,000. The proceeds from these financings were used, in conjunction with the assumption of a capital lease, to fund the acquisition of certain producing and non-producing oil and gas properties located at Clive and Wood River in central Alberta (the "Clive/Wood River Acquisition") for a total consideration of $36,395,000. The Schedule of Revenue and Expenses for the three years ended December 31, 2001 and the five months ended May 31, 2001 and 2002 in respect of the properties acquired pursuant to the Clive/Wood River Acquisition are included in Appendix H to the Joint Information Circular of Fairborne and Pivotal dated June 2, 2003 (the "Joint Information Circular") provided in connection with the meetings called to consider, among other things, the Pivotal Arrangement, which Schedule of Revenue and Expenses is incorporated by reference in this Annual Information Form.

The Pivotal Arrangement closed effective July 2, 2003. Pursuant to the Pivotal Arrangement, (i) each issued and outstanding common share of Fairborne, as such common shares then existed, was transferred to Fairborne in exchange for one (1) Common Share; (ii) each issued and outstanding Class A voting common share of

Fairborne, as such shares then existed, was transferred to Fairborne in exchange for one (1) Common Share; (iii) each issued and outstanding common share of Pivotal and any rights associated therewith were transferred to Fairborne in exchange for 0.485 Common Shares (the "Exchange Ratio"); and (iv) all options to purchase common shares of Pivotal were amended to represent options to acquire Common Shares of Fairborne (in lieu of common shares of Pivotal) based upon the Exchange Ratio. Pursuant to the Pivotal Arrangement, Fairborne issued an aggregate of 10,576,688 Common Shares in exchange for the outstanding common shares of Pivotal. Immediately following completion of the Pivotal Arrangement, Fairborne had approximately 30.3 million Common Shares outstanding, of which former Pivotal shareholders held approximately 35% and the shareholders of Fairborne, as they existed immediately prior to completion of the transaction, holding the remaining 65%. Historical financial statements for Pivotal as at and for the three years ended December 31, 2002 are included in Appendix G to the Joint Information Circular, which Appendix is incorporated by reference in this Annual Information Form.

On December 9, 2003 Fairborne completed a private placement of 1,500,000 flow-through Common Shares at a price of $6.75 per share for total gross proceeds of $10,125,000.

RECENT DEVELOPMENTS

On February 27, 2004, the Corporation completed a private placement of 6,178,000 Subscription Receipts, at a price of $6.65 each, for gross proceeds of $41,083,700. Each Subscription Receipt entitled the holder to acquire one Common Share, without the payment of any additional consideration, upon closing the West Pembina Acquisition. Proceeds from the issuance of the Subscription Receipts were held in escrow pending closing of the West Pembina Acquisition.

On February 8, 2004, the Corporation entered into an agreement in respect of the West Pembina Acquisition to acquire operated oil, natural gas and NGL assets located in west central Alberta for a total consideration of $116 million subject to certain closing adjustments. The West Pembina Acquisition was effective January 1, 2004 with the results of operations from January 1, 2004 to closing recorded as an adjustment to the purchase price. The West Pembina Acquisition closed on March 31, 2004, at which time the proceeds from the issuance of the Subscription Receipts were released from escrow and utilized to pay a portion of the purchase price for the Acquired Properties and the remainder of the purchase price was funded from the Corporation's available bank facility which was increased to $85 million.

DESCRIPTION OF THE BUSINESS AND OPERATIONS

Exploration and Development Strategy

The business plan of Fairborne is to create sustainable and profitable growth in the oil and gas industry in Western Canada. To accomplish this, Fairborne will pursue an integrated growth strategy including development and exploration drilling together with focused acquisitions in selected areas.

Fairborne plans to pursue the internal and external generation of exploration plays that have low to medium risk and multi-zone potential. Fairborne plans to maintain a balance between exploration, exploitation and development drilling largely targeting natural gas reserves over the course of the next several years. Management of Fairborne will consider asset and corporate acquisition opportunities that meet Fairborne's business parameters.

Principal Properties

The following is a description of Fairborne's principal oil and natural gas properties as at December 31, 2003. Production stated is average production for 2003 received by Fairborne in respect of its working interest share before deduction of royalties, which is defined as gross production herein. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2003.

The following property descriptions do not include the Acquired Properties acquired by Fairborne pursuant to the West Pembina Acquisition. For a description of such principal properties, see "West Pembina Acquisition".

Clive Alberta

The Clive property is located in central Alberta, approximately 50 kilometers north-east of Red Deer. Fairborne's interests in Clive consist of 93.9% and 98.9% participating interests, respectively, in two units (the Clive Leduc Unit and the Clive Nisku Unit) that had average production from 112 gross (108.5 net) wells for the twelve months ended December 31, 2003 of 1,112 Bbls/d of light oil (40° API), 80 Bbls/d of NGLs and 642 Mcf/d of natural gas net to Fairborne. Fairborne is the operator of both units including a major oil processing and gas compression facility. Oil from the units is delivered to the Koch pipeline system at the Clive Battery and is transported to Edmonton, while the gas is transported to the Nevis Gas Plant for further processing and the recovery of natural gas liquids.

The Clive property consists of 26,162 gross (19,977 net) acres of developed land and 11,644 gross (8,675 net) acres of undeveloped land.

At Clive, there were 10 wells drilled and completed for coal bed methane in the Edmonton (Horseshoe Canyon Zone) group. Currently five of these wells are on production at a total of 540 Mcf/day net to Fairborne. The Corporation is awaiting the processing of the holding applications required to start a larger scale development program. In the summer and early fall the Corporation plans to license between 25 and 50 wells in the first phase of development as well as pipelines required to connect the wells to the Corporation's existing shallow gas pipeline system. The Corporation also plans to drill several infill locations in the Clive Unit during the last half of 2004.

Fairborne also holds working interests ranging from 5% to 100% in 149 gross (133.1 net) non-unit wells in the Clive area from which Fairborne's share of production averaged 138 Bbls/d of oil, 41 Bbls/d of NGLs and 4,705 Mcf/d of natural gas for the twelve months ended December 31, 2003.

Wood River, Alberta

The Wood River property is located approximately 25 kilometers north of the Clive property in townships 42 and 43 of Range 23 W4M. The property consists of four units (37 gross, 14.1 net wells) from which Fairborne's share of production averaged 251 Bbls/d of oil, 36 Bbls/d of NGLs and 360 Mcf/d of natural gas for the twelve months ended December 31, 2003, as well as 976 Mcf/d of natural gas from 8 gross (4.9 net) shallow wells in non-unitized formations. Fairborne's participating interest in the four units ranges from 10% to 64% and its working interest in the associated lands ranges from 3% to 100%. The Wood River property experienced a significant downtime in the first three months of 2003 during which approximately 250 BOE/d was shut in for 47 days while the unit owned gas pipeline that takes sour solution gas to the Nevis Gas Plant was replaced due to corrosion. The line was replaced and placed back on stream in early March 2003.

The Wood River property consists of 6,126 gross (2,909 net) acres of developed land and 818 gross (554 net) acres of undeveloped land. Fairborne is the operator of the four units in the area as well as the central oil battery. The oil is delivered to the Koch pipeline system and is transported to Edmonton, while the gas is transported to the Nevis Gas Plant for further processing and the recovery of natural gas liquids. Additional upside in the area includes facility optimization, operating cost reductions and exploration potential. Two Nisku exploration tests are licensed and are planned to be drilled after break-up at Wood River.

Peace River Arch, Alberta

The Peace River Arch area is centered approximately 40 miles north of Grand Prairie in Township 75 Range 5 W6M to Township 80 Range 11 W6M. Fairborne's share of production for the twelve months ended December 31, 2003 was 18 Bbls/d of crude oil, 2,552 Mcf/d of natural gas and 3 Bbls/d of NGLs.

There were 5 potential sweet gas wells drilled at Rycroft in the first quarter of 2004. Expansion of the Rycroft facility is required and is planned to be completed in the summer of 2004 in order to bring the successful wells on production. The Corporation drilled a successful exploration well on a farm-in block just south of Rycroft and will be drilling the first two option wells after break-up.

At Gordondale, a new pool is being developed by the Corporation that already includes 8 wells. These wells all contain sour gas and production will likely be delayed until at least the first quarter of 2005 as regulatory requirements are fulfilled and pipeline and processing facilities are completed.

The Peace River Arch area consists of 29,113 gross (12,167 net) acres of developed land and 43,520 gross (27,506 net) acres of undeveloped land.

Bassett Lake Area, Alberta

The Basset Lake area is located approximately 35 miles southwest of Rainbow Lake in Township 107 Range 3 W6M. Bassett Lake is a winter access only area located in northern Alberta. Fairborne drilled 20 wells (10 net) in this area this winter, 18 successful gas wells (9 net) in the Bluesky formation, one dry and abandoned well and one water disposal well. In the first quarter of 2004, 22 wells were connected for production and compression and water disposal and pipeline facilities were all completed, Production is expected to commence in late May. The start up date of late May is later than anticipated by approximately six weeks as the Corporation installs facilities to handle a small amount of hydrocarbon liquids that were not anticipated but were present during the initial production testing.

Basset Lake consists of 57 gross (18.5 net) wells that produced an average in 2003 of 10 Bbls/d of oil, and 243 Mcf/d of natural gas. The Basset Lake area consists of 1,920 gross (1,216 net) acres of developed land and 24,320 gross (20,416 net) acres of undeveloped land.

Deep Basin Area, Alberta

The Deep Basin area is centered about Edson in Township 50 Range 20 W5M to Township 55 Range 26 W5M.

Three larger gas potential, deeper plays were drilled during the first quarter of 2004 and resulted in a gas discovery at Wild River, a suspended well at Gold Creek well and a potential gas well from uphole targets at Chambers (the primary deep zone was not productive). During the first quarter of 2004, the Wild River exploration well tested 14 Mmcf/d at 3,700 psi flowing pressure. Fairborne will retain a 50% working interest in this well and it is expected to commence production in the late summer or early fall. For the twelve months ended December 31, 2003, there was no production in the Deep Basin area.

Central Alberta

The Central Alberta area consists of 28 gross (24 net) wells from which Fairborne's share of production averaged 22 Bbl/d and 714 Mcf/d of natural gas for the twelve months ended December 31, 2003.

At Westerose there was one shallow sweet gas well in the Edmonton zone drilled in the first quarter of 2004. In February 2004, the first sweet well in the area came on-stream. The well has been brought on-stream at a reduced rate due to temporary processing constraints. In late spring or early summer, the Corporation plans on drilling an additional 3 wells for gas in the Basal Quartz.

The Central Alberta area consists of 13,091 gross (10,255 net) acres of developed and 45,301 gross (35,579 net) acres of undeveloped land.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated May 17, 2004. The effective date of the Statement is December 31, 2003 and the preparation date of the Statement is May 17, 2004.

Disclosure of Reserves Data and Other Information

The reserves data set forth below (the "Reserves Data") is based upon evaluations by GLJ and Sproule with an effective date of December 31, 2003 contained in the GLJ Report and the Sproule Report. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The GLJ Report and the Sproule Report have been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. The Corporation engaged GLJ and Sproule to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. The Sproule Report evaluates the natural gas reserves of the Corporation attributable to its coal bed methane property in the Clive area of Alberta. The GLJ Report evaluates the balance of the properties of the Corporation (other than the Acquired Properties).

All of the Corporation's reserves are in Canada and, specifically, in the provinces of Alberta and Saskatchewan.

The Report of Management and Directors on Oil and Gas Disclosure and the Report on Reserves Data by an independent qualified reserves evaluators are attached as Schedule "A" and Schedule "B" respectively, hereto.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003
CONSTANT PRICES AND COSTS

	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mmcf)	Net (Mmcf)	Gross (Mbbl)	Net (Mbbl)
PROVED						
Developed Producing	3,261	2,822	22,662	17,993	282	207
Developed Non-Producing	270	247	3,954	3,110	41	27
Undeveloped	923	788	5,706	4,339	146	97
TOTAL PROVED	4,454	3,857	32,322	25,442	469	331
PROBABLE	1,090	946	15,137	12,329	141	97
TOTAL PROVED PLUS PROBABLE	5,544	4,803	47,459	37,771	610	428

	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)									
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0	5	10	15	20	0	5	10	15	20
PROVED										
Developed Producing	154,072	127,196	109,546	96,974	87,506	125,466	102,911	88,360	78,571	70,459
Developed Non-Producing	19,593	15,991	13,419	11,502	10,024	11,726	9,498	7,849	6,674	5,684
Undeveloped	37,917	29,695	23,841	19,516	16,220	23,080	17,381	13,415	10,632	8,304
TOTAL PROVED	211,582	172,882	146,806	127,992	113,750	160,273	129,790	109,624	95,877	84,447
PROBABLE	78,103	52,678	38,555	29,789	23,902	48,845	32,166	23,037	17,705	13,667
TOTAL PROVED PLUS PROBABLE	289,685	225,560	185,361	157,781	137,652	209,118	161,956	132,661	113,582	98,114

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003
CONSTANT PRICES AND COSTS
($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	383,104	68,599	82,067	13,811	7,046	211,582	51,309	160,273
Proved Plus Probable Reserves	519,826	91,266	110,740	20,395	7,739	289,685	80,567	209,118

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	54,973
	Natural Gas (including by-products but excluding solution gas from oil wells)	89,003
	Other company revenue/costs	2,829
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	62,399
	Natural Gas (including by-products but excluding solution gas from oil wells)	119,625
	Other company revenue/costs	3,337

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003
FORECAST PRICES AND COSTS

	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mmcf)	Net (Mmcf)	Gross (Mbbl)	Net (Mbbl)
PROVED						
Developed Producing	3,142	2,719	22,256	17,631	278	205
Developed Non-Producing	269	247	3,878	3,047	41	27
Undeveloped	921	790	5,531	4,195	147	97
TOTAL PROVED	4,332	3,756	31,665	24,873	466	329
PROBABLE	1,065	928	15,226	12,359	140	97
TOTAL PROVED PLUS PROBABLE	5,397	4,684	46,891	37,232	606	426

	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)									
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0	5	10	15	20	0	5	10	15	20
PROVED										
Developed Producing	129,158	109,943	96,996	87,568	80,327	108,660	91,476	80,109	72,294	65,750
Developed Non-Producing	15,406	12,812	10,925	9,497	8,381	9,200	7,506	6,285	5,403	4,654
Undeveloped	29,034	22,816	18,357	15,040	12,498	17,430	13,116	10,038	7,861	6,035
TOTAL PROVED	173,598	145,571	126,278	112,105	101,206	135,290	112,098	96,432	85,558	76,439
PROBABLE	62,113	42,252	31,156	24,242	19,582	39,043	25,738	18,461	14,212	10,995
TOTAL PROVED PLUS PROBABLE	235,711	187,823	157,434	136,347	120,788	174,333	137,836	114,893	99,770	87,434

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003
FORECAST PRICES AND COSTS
($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	339,774	61,478	82,879	13,822	7,997	173,598	38,308	135,290
Proved Plus Probable Reserves	462,446	81,335	115,703	20,531	9,165	235,711	61,378	174,333

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	47,090
	Natural Gas (including by-products but excluding solution gas from oil wells)	76,534
	Other company revenue/costs	2,654
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	52,765
	Natural Gas (including by-products but excluding solution gas from oil wells)	101,489
	Other company revenue/costs	3,180

Notes to Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the GLJ Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

   Reserve Categories

   Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

   - analysis of drilling, geological, geophysical and engineering data;

- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3. **Forecast Prices and Costs**

Forecast prices and costs are those:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by GLJ in the GLJ Report and by Sproule in the Sproule Report were GLJ's forecasts, which were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
FORECAST PRICES AND COSTS

	OIL							
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Hardisty Heavy 12° API ($Cdn/Bbl)	Cromer Medium 29.3° API ($Cdn/Bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/Bbl)	INFLATION RATES[1] %/Year	EXCHANGE RATE[2] ($US/$Cdn)
Forecast								
2004	34.25	44.75	29.00	41.00	6.65	45.25	1.5	0.75
2005	29.00	37.75	25.00	33.75	5.55	38.25	1.5	0.75
2006	27.00	35.25	23.75	31.25	5.20	35.75	1.5	0.75
2007	25.00	32.50	21.00	28.50	5.00	33.00	1.5	0.75
2008	25.00	32.50	21.00	28.50	5.00	33.00	1.5	0.75
Thereafter	25.00	32.50	21.00	28.50	5.00	33.00	1.5	0.75

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Corporation for the year ended December 31, 2003, were $6.24/Mcf for natural gas, $35.70/Bbl for crude oil and $35.00/Bbl for natural gas liquids.

4. **Constant Prices and Costs**

Constant prices and costs are:

(a) the Corporation's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Corporation's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the GLJ Report and the Sproule Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
CONSTANT PRICES AND COSTS

	OIL						
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Hardisty Heavy 12° API ($Cdn/Bbl)	Cromer Medium 29.3° API ($Cdn/Bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/Bbl)	EXCHANGE RATE[1] ($US/$Cdn)
Historical							
2003 [2]	32.52	40.81	29.81	34.81	6.09	41.31	0.7738

Notes:

(1) The exchange rate used to generate the benchmark reference prices in this table.
(2) As at December 31.

5. The Alberta royalty tax credit ("ARTC") is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The Corporation qualifies for the maximum ARTC.

6. Estimated future abandonment and reclamation costs related to a property have been taken into account by GLJ in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

7. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

8. The extent and character of all factual data supplied to GLJ and Sproule were accepted by GLJ and Sproule as represented. No field inspection was conducted.

Reconciliation of Changes in Reserves

The following table sets out the reconciliation of Fairborne's net reserves as at December 31, 2002 compared to December 31, 2003 based on forecast prices and costs by principal product type:

	LIGHT AND MEDIUM OIL			ASSOCIATED AND NON-ASSOCIATED GAS			NATURAL GAS LIQUIDS		
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Bcf)	Net Probable (Bcf)	Net Proved Plus Probable (Bcf)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)
December 31, 2002	2,938	441	3,379	8.3	1.5	9.8	275	60	335
Extensions	100	54	154	4.2	1.5	5.7	18	7	25
Improved Recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	(226)	27	(199)	1.1	(0.2)	0.9	(22)	(20)	(42)
Discoveries	162	87	249	5.7	6.5	12.2	79	46	125
Acquisitions	1,367	319	1,686	9.1	3.1	12.2	33	5	38
Dispositions	-	-	-	(0.4)	(0.1)	(0.5)	(10)	(1)	(11)
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(585)	-	(585)	(3.1)	-	(3.1)	(43)	-	(43)
December 31, 2003	3,756	928	4,684	24.9	12.3	37.2	330	97	427

Note:

(1) The evaluation as at December 31, 2002 was prepared using National Policy 2-B reserves definitions. Such probable reserves were adjusted by a factor to account for the risk associated with their recovery. The Corporation previously applied a risk factor of 50% in reporting probable reserves. Under current NI 51-101 reserves definitions, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable. The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported by the Corporation.

Net Revenue Reconciliation

The following table sets out a reconciliation of Fairborne's net revenue as at January 1, 2003 compared to December 31, 2003 based on constant prices and costs and proved reserves:

FUTURE NET REVENUE AFTER INCOME TAXES (discounted at 10%/year) PERIOD AND FACTOR	2003 ($000s)
Estimated Future Net Revenue at Beginning of Year	72,668
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties(1)	(33,086)
Net Change in Prices, Production Costs and Royalties Related to Future Production(2)	7,653
Changes in Previously Estimated Development Costs Incurred During the Period(3)	24,038
Changes in Estimated Future Development Costs(4)	(34,732)
Extensions and Improved Recovery(5)	14,124
Discoveries	20,545
Acquisitions of Reserves(5)	50,727
Dispositions of Reserves(5)	(1,339)
Net Change Resulting from Revisions in Quantity Estimates	1,113
Accretion of Discount(6)	8,204
Net Change in Income Taxes(7)	(27,453)
All other changes(8)	7,162
Estimated Future Net Revenue at End of Year	109,624

Notes:

(1) Corporation actual before income taxes, excluding general and administrative expenses.
(2) The impact of changes in prices and other economic factors on future net revenue.
(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(4) The change in forecast development costs.
(5) End of period net present value of the related reserves.

(6) Estimated as 10% of the beginning of period net present value.
(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.
(8) Includes change due to revised production profiles, development timing, operating costs, royalty rates, actual price received in 2003 versus forecast.

Additional Information Relating to Reserves Data

Undeveloped Reserves

In general, once proved and/or probable undeveloped reserves are identified they are scheduled into Fairborne's development plans. Normally, the Corporation plans to develop its proved and probable undeveloped reserves within two years. A number of factors that could result in delayed or cancelled development are as follows:

- changing economic conditions (due to pricing, operating and capital expenditure fluctuations);
- changing technical conditions (production anomalies (such as water breakthrough, accelerated depletion));
- multi-zone developments (such as a prospective formation completion may be delayed until the initial completion is no longer economic);
- a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and
- surface access issues (landowners, weather conditions, regulatory approvals).

Significant Factors or Uncertainties

The Corporation does not anticipate any significant economic factors or significant uncertainties will affect any particular components of the reserves data. However, the reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond the Corporation's control (see "Risk Factors").

Future Development Costs

The following table sets forth development costs deducted in the estimation of the Corporation's future net revenue attributable to the reserve categories noted below ($000s):

	Undiscounted Forecast Prices and Costs		Undiscounted Constant Prices and Costs
Year	Proved Reserves	Proved Plus Probable Reserves	Proved Reserves
2004	12,440	17,640	12,455
2005	1,258	2,066	1,239
2006	52	67	50
2007	8	8	8
2008	-	1	-
Thereafter	64	750	59
Total Undiscounted	13,822	20,531	13,811
Total Discounted at 10%	13,034	18,973	13,028

The Corporation expects that the capital listed in the preceding table will be funded through internally generated cash flows and will not have any associated funding costs. Therefore, the capital commitments will not affect the disclosed reserves of future net revenue.

Other Oil and Gas Information

Oil And Gas Wells

The following table sets forth the number and status of wells in which the Corporation had a working interest as at December 31, 2003.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	216	154.7	97	76.1	169	104.5	89	54.6
British Columbia	-	-	-	-	-	-	-	-
Saskatchewan	19	19.0	8	8.0	-	-	-	-
Total	235	173.7	105	84.1	169	104.5	89	54.6

Properties with no Attributable Reserves

The following table sets out the Corporation's developed and undeveloped land holdings as at December 31, 2003.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	97,562	55,549	152,327	111,995	249,889	167,544
British Columbia	690	293	2,944	1,030	3,634	1,323
Saskatchewan	2,559	2,481	2,388	2,291	4,947	4,772
United States	-	-	54,597	30,593	54,597	30,593
Total	100,811	58,323	212,256	145,909	313,067	204,232

The Corporation expects that rights to explore, develop and exploit 19,402 net acres of its undeveloped land holdings will expire by December 31, 2004. Fairborne plans to drill or submit application to continue selected portions of the above acreage.

Additional Information Concerning Abandonment and Reclamation Costs

The Corporation uses its internal historical costs to estimate its abandonment and reclamation costs when available. The costs are estimated on an area by area basis. The industry's historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements.

The Corporation has 417 net wells for which it expects to incur abandonment and reclamation costs. The total of such costs in respect of proved reserves, forecast net of estimate salvage value is $7.95 million (undiscounted) and $3.875 million (discounted at 10%). 100% of such amounts were deducted as abandonment and reclamation costs in estimating future net revenue of the Corporation in respect of proved reserves as disclosed above.

Abandonment costs for the next three years are as follows:

Forecast Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)	Abandonment Costs (Discounted at 10%)
2004	390	351
2005	443	399
2006	645	581
Thereafter	6,519	2,544
Total	7,997	3,875

Constant Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)	Abandonment Costs (Discounted at 10%)
2004	390	351
2005	337	303
2006	522	470
Thereafter	5,797	2,310
Total	7,046	3,434

Tax Horizon

The Corporation does not expect to be required to pay income taxes for the 2004 financial year. Depending mainly on commodity prices, production levels and capital spending, the Corporation estimates that income taxes may become payable in 2005.

Capital Expenditures

The following table summarizes capital expenditures related to the Corporation's activities for the year ended December 31, 2003 ($000s):

Property acquisition costs	
Proved properties	
Undeveloped properties	4,297
Exploration costs	3,507
Development costs	26,411
Dispositions	(1,543)
Corporate Assets	281
Total	$32,953

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which the Corporation participated during the year ended December 31, 2003:

	Gross	Net
Light and Medium Oil	6	5.0
Natural Gas	20	17.0
Service	-	-
Dry	4	3.1
Total:	30	25.1

See "Principal Properties" for a description of the Corporation's exploration and development plans.

Production Estimates

The following table sets out the volume of the Corporation's production estimated for the year ended December 31, 2004 which is reflected in the estimate of future net revenue disclosed in the tables contained under "Disclosure of Reserves Data and Other Information":

	Light and Medium Oil (Bbls/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (BOE/d)
Clive	1,088	6,827	116	2,342
Wood River	162	444	38	274
Peace River Arch	62	6,634	35	1,203
Weyburn	338	-	-	338
Miscellaneous	324	4,099	25	1,032
2004	1,974	18,004	214	5,189

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

	Quarter Ended			
	2003			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production[1]				
Light and Medium Crude Oil (Bbls/d)	2,144	2,291	1,543	1,497
Heavy Oil (Bbls/d)	-	-	-	-
Gas (Mcf/d)	14,835	14,265	7,283	5,596
NGLs (Bbls/d)	182	147	165	162
Combined (BOE/d)	4,799	4,815	2,922	2,592
Average Price Received				
Light and Medium Crude Oil ($/Bbl)	32.86	33.54	36.18	40.62
Heavy Oil ($/Bbls)	-	-	-	-
Gas ($/Mcf)	6.17	6.07	6.75	6.77
NGLs ($/Bbls)	30.71	38.05	32.33	41.41
Combined ($/BOE)	32.69	33.82	35.81	40.70

	Quarter Ended			
	2003			
	Dec. 31	Sept. 30	June 30	Mar. 31
Royalties Paid				
Light and Medium Crude Oil ($/Bbls)	5.34	5.73	5.28	5.95
Heavy Oil ($/Bbls)	-	-	-	-
Gas ($/Mcf)	1.16	1.45	1.44	1.41
NGLs ($/Bbls)	8.74	8.03	5.09	10.57
Combined ($/BOE)	6.30	7.26	6.66	7.14
Operating Expenses ($/BOE)				
Light and Medium Crude Oil ($/Bbls)	6.32	5.29	5.95	7.08
Heavy Oil ($/Bbls)	-	-	-	-
Gas ($/Mcf)	1.05	0.88	0.99	1.18
NGLs ($/Bbls)	6.32	5.29	5.95	7.08
Combined ($/BOE)	6.32	5.29	5.95	7.08
Netback Received ($/BOE)(2)				
Light and Medium Crude Oil ($/Bbls)	27.59	24.95	22.52	21.20
Heavy Oil ($/Bbls)	-	-	-	-
Gas ($/Mcf)	4.18	4.33	3.74	3.96
NGLs ($/Bbls)	23.76	21.30	24.74	15.65
Combined ($/BOE)	26.44	25.17	22.54	22.30

Notes:

(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.

The following table indicates the Corporation's average daily production from its important fields for the year ended December 31, 2003:

	Light and Medium Crude Oil (Bbls/d)	Gas (Mcf/d)	NGLS (Bbls/d)	BOE (BOE/d)
Clive	1,250	5,347	121	2,262
Wood River	251	1,395	36	520
Peace River Arch	18	2,552	3	447
Miscellaneous	191	1,346	3	419
Total Alberta	1,710	10,640	164	3,648
Weyburn	140	-	-	140
Total Saskatchewan	140	-	-	140
Total	1,850	10,640	164	3,788

Fairborne's crude oil production for the year ended December 31, 2003 was 49% light quality crude oil (32° API or greater), and 51% natural gas and liquids.

For the twelve months ended December 31, 2003, approximately 48% of Fairborne's gross revenue was derived from crude oil production and 52% was derived from natural gas production.

Forward Contracts and Marketing

Fairborne's crude oil and natural gas production is sold through marketing companies, with the exception of small quantities of non-operated properties which are marketed by the operator.

Fairborne conducts a hedging program for both crude oil and natural gas prices. During 2003, Fairborne's realized price for crude oil and NGLs have been reduced by $7.14 per barrel in the first quarter, $2.00 per barrel in the second quarter, $2.69 per barrel in the third quarter and $2.27 per barrel in the fourth quarter as Fairborne hedged an average of 30 percent of total crude oil production during the twelve months ended December 31, 2003.

The prices received for natural gas have been reduced by $0.99 per Mcf in the first quarter, $0.26 per Mcf in the second quarter and increased by $0.07 per Mcf in the third and fourth quarters as Fairborne hedged an average of 30 percent of total natural gas production during the twelve months ended December 31, 2003.

The following table summarizes the hedges outstanding at December 31, 2003:

Commodity	Period	Volume	Price
Natural Gas	January 1 to March 31, 2004	2.000 GJ/day	Cdn$6.54/GJ
Natural Gas	March 1 to March 31, 2004	2.000 GJ/day	Cdn$6.33/GJ
Natural Gas	January 1 to February 29, 2004	2,000/GJ day	Cdn$6.40/GJ -$7.10/GJ
Crude Oil	January 5 to June 30, 2004	350 Bbls/day	Cdn$37.90
Crude Oil	January 5 to March 31, 2004	350 Bbls/day	WTI US$31.35
Crude Oil	April 1 to June 30, 2004	350 Bbls/day	WTI US$30.32
Crude Oil	July 1 to September 30, 2004	350 Bbls/day	WTI US$32.25

The Corporation has sold forward US $1,623,000 of foreign exchange exposure at Cdn $1.323 to US $1.00 (US $0.7559 to Cdn $1.00) to June 30, 2004, and US $1,039,000 of foreign exchange exposure at Cdn $1.3468 to US $1.00 (US $0.7425 to Cdn $1.00), from July 2, 2004 to September 30, 2004.

WEST PEMBINA ACQUISITION

The following provides certain information in respect of the Acquired Properties acquired by the Corporation pursuant to the West Pembina Acquisition.

Certain information in respect of the Acquired Properties has been taken from information provided by the vendor of the Acquired Properties.

Principal Producing Acquired Properties

The following is a description of the principal Acquired Properties as at January 1, 2004. Production stated is average production for 2003 received in respect of the working interest attributable to the Acquired Properties before deduction of royalties, which is defined as gross production herein. Unless otherwise specified, gross and net acres and information are as at January 1, 2004.

West Pembina Brazeau Gas Area

The West Pembina Brazeau gas area includes production and lands located in Townships 44 to 48, Ranges 10 to 17 W5M and a 24% interest in the West Pembina gas Plant and Gas Gathering system. The area includes Nisku, Elkton and Beaverhill Lake gas production.

The Corporation has an interest in 46 gross (32 net) wells in the area from which 2003 gross production averaged 382 Bbls/d of NGL and 14,401 Mcf/d of natural gas.

The West Pembina gas area consists of 29,280 gross (16,699 net) acres of developed land and 84,800 gross (57,050) net acres of undeveloped land.

The Corporation plans to drill a number of exploration wells targeting the Nisku formation in 2004. These wells will mainly be drilled during the second half of 2004 with the Corporation's working interest being approximately 50%.

West Pembina Belly River Oil

The West Pembina Belly River oil area is located in Townships 47 and 48, Ranges 13 to 16 W5M.

Oil production is mainly from the Brazeau Belly River Unit No. 6 from multiple producing Belly River zones. Fairborne acquired a 57.633923% working interest in the unit and is the operator. Most of the current production is from the Basal and Lower Belly River sand reservoirs. Additional opportunities exist in optimizing the water flood and exploitation of the numerous Middle and Upper Belly River sands, which appear to be oil charged.

The Corporation has an interest in the 101 gross (63 net) wells in the area from which 2003 gross production averaged 544 Bbls/d of crude oil, 99 Bbls/d of NGL and 1,960 Mcf/d of natural gas.

The Corporation will focus its efforts during the remainder of 2004 on recompletions and workovers in the Belly River Unit and non-unit lands. The Corporation has identified numerous zones that have not been perforated in existing wells and will pursue this in its exploitation program.

Miscellaneous – Marlboro, Lambert-Hinton and Plante

Miscellaneous properties acquired include those in the Marlboro, Lambert-Hinton and Plante area.

The Marlboro area is located in west central Alberta, approximately 130 miles west of Edmonton, in Township 55, Ranges 19 and 20 W5M. The Marlboro area consists of 3,520 gross (2,474 net) acres of developed land and 1,440 gross (1,008 net) acres of undeveloped land. The Lambert-Hinton area is located in an established exploration area and includes lands and wells located in Townships 51 to 56, Ranges 22 W5M to Range 1 W6M. The Lambert-Hinton area consists of 2,080 gross (160 net) acres of developed land and 63,520 gross (34,520 net) acres of undeveloped land. The Plante area is located in Township 55, Range 22 W5M. The Plante area consists of 640 gross (90 net) acres of developed land and 5,120 gross (2,992 net) acres of undeveloped land.

The Corporation has an interest in 27 gross (13 net) wells in these areas from which aggregate 2003 net production averaged 4 Bbls/d of NGL and 889 Mcf/d of natural gas.

The Lambert-Hinton/Plante area contains a number of deep exploration prospects. The Corporation has purchased a large 3D seismic survey over the lands and will be pursuing these opportunities after the next 12 to 24 months.

Acquired Properties Reserves Data and Other Information

The reserves data set forth below (the "Acquired Properties Reserves Data") is based upon an evaluation by Sproule with an effective date of December 31, 2003 contained in the Sproule Acquisition Report. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Acquired Properties and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Sproule Acquisition Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. The Corporation engaged Sproule to provide an evaluation of proved and proved plus probable reserves attributable to the Acquired Properties and no attempt was made to evaluate possible reserves.

All of the Acquired Properties are in Canada and, specifically, in the province of Alberta.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003
CONSTANT PRICES AND COSTS

	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mmcf)	Net (Mmcf)	Gross (Mbbl)	Net (Mbbl)
PROVED						
Developed Producing	542	484	15,437	11,023	541	364
Developed Non-Producing	-	-	20	17	3	-
Undeveloped	-	-	-	-	-	-
TOTAL PROVED	542	484	15,457	11,040	544	364
PROBABLE	395	347	10,194	7,354	391	266
TOTAL PROVED PLUS PROBABLE	937	831	25,651	18,394	935	630

	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)									
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0	5	10	15	20	0	5	10	15	20
PROVED										
Developed Producing	87,856	76,383	68,190	62,022	57,194	95,246	77,096	65,783	58,099	52,273
Developed Non-Producing	58	57	57	56	56	36	36	36	35	35
Undeveloped	-	-	-	-	-	-	-	-	-	-
TOTAL PROVED	87,914	76,440	68,246	62,078	57,249	95,282	77,132	65,819	58,134	52,308
PROBABLE	58,811	44,017	35,505	29,941	26,002	36,270	27,136	21,881	18,445	16,012
TOTAL PROVED PLUS PROBABLE	146,725	120,457	103,751	92,018	83,251	131,552	104,268	87,700	76,579	68,320

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003
CONSTANT PRICES AND COSTS
($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	158,617	34,058	33,822	1,551	1,272	87,914	(7,368)	95,282
Proved Plus Probable Reserves	259,490	55,558	53,370	2,456	1,381	146,725	15,173	131,552

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	21,839
	Natural Gas (including by-products but excluding solution gas from oil wells)	46,407
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	33,200
	Natural Gas (including by-products but excluding solution gas from oil wells)	70,551

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003
FORECAST PRICES AND COSTS

RESERVES CATEGORY	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
	Gross (Mbbl)	Net (Mbbl)	Gross (Mmcf)	Net (Mmcf)	Gross (Mbbl)	Net (Mbbl)
PROVED						
Developed Producing	511	458	15,382	10,984	538	365
Developed Non-Producing	-	-	19	16	1	1
Undeveloped	-	-	-	-	-	-
TOTAL PROVED	511	458	15,401	11,000	540	366
PROBABLE	381	337	10,147	7,316	391	264
TOTAL PROVED PLUS PROBABLE	892	795	25,548	18,316	931	630

RESERVES CATEGORY	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)									
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
	0	5	10	15	20	0	5	10	15	20
PROVED										
Developed Producing	74,981	66,642	60,597	55,982	52,322	87,124	70,957	60,998	54,193	49,200
Developed Non-Producing	60	60	60	59	59	38	38	38	37	37
Undeveloped	-	-	-	-	-	-	-	-	-	-
TOTAL PROVED	75,041	66,702	60,657	56,042	52,381	87,162	70,995	61,036	54,230	49,237
PROBABLE	46,593	35,486	29,134	24,979	22,022	28,533	21,776	17,899	15,356	13,542
TOTAL PROVED PLUS PROBABLE	121,634	102,188	89,791	81,021	74,403	115,695	92,771	78,935	69,586	62,779

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003
FORECAST PRICES AND COSTS
($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	142,971	30,707	34,251	1,583	1,389	75,041	(12,121)	87,162
Proved Plus Probable Reserves	230,792	48,952	56,117	2,495	1,595	121,634	5,939	115,695

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	19,410
	Natural Gas (including by-products but excluding solution gas from oil wells)	41,247
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	28,733
	Natural Gas (including by-products but excluding solution gas from oil wells)	61,058

Notes to Acquired Properties Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the Sproule Acquisition Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of the definitions are as set forth in the Notes to the Reserves Data and Other Information Tables under "Statement of Reserves Data and Other Oil and Gas Information – Disclosure of Reserves Data and Other Information".

3. **Forecast Prices and Costs**

   The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by Sproule in the Sproule Acquisition Report were GLJ's forecasts, which were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
FORECAST PRICES AND COSTS

	OIL[1]							
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Heavy 12° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/BBL)	INFLATION RATES[1] %/Year	EXCHANGE RATE[2] ($US/$Cdn)
Forecast								
2004	34.25	44.75	29.00	41.00	6.65	45.25	1.5	0.75
2005	29.00	37.75	25.00	33.75	5.55	38.25	1.5	0.75
2006	27.00	35.25	23.75	31.25	5.20	35.75	1.5	0.75
2007	25.00	32.50	21.00	28.50	5.00	33.00	1.5	0.75
2008	25.00	32.50	21.00	28.50	5.00	33.00	1.5	0.75
Thereafter	25.00	32.50	21.00	28.50	5.00	33.00	1.5	0.75

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the vendor of the Acquired Properties for the year ended December 31, 2003, were $6.43/Mcf for natural gas, $43.10/Bbl for crude oil and $37.41/Bbl for natural gas liquids.

4. **Constant Prices and Costs**

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the Sproule Acquisition Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
CONSTANT PRICES AND COSTS

	OIL						
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Heavy 12° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/BBL)	EXCHANGE RATE[1] ($US/$Cdn)
Historical							
2003[2]	32.52	40.81	29.81	34.81	6.09	41.31	0.7738

Notes:

(1) The exchange rate used to generate the benchmark reference prices in this table.
(2) As at December 31.

5. **Future Development Costs**

The following table sets forth development costs deducted in the estimation of the future net revenue attributable to the reserve categories noted below (in $000s):

Year	Forecast Prices and Costs		Constant Prices and Costs
	Proved Reserves	Proved Plus Probable Reserves	Proved Reserves
2004	500	945	500
2005	-	463	-
2006	1,083	1,086	1,051
Thereafter	-	-	-
Total Undiscounted	1,583	2,495	1,551
Total Discounted at 10%	1,323	2,175	1,299

The Corporation expects that the capital listed in the preceding table will be funded through internally generated cash flows and will not have any associated funding costs. Therefore, the capital commitments will not affect the disclosed reserves of future net revenue.

6. The Acquired Properties do not qualify for ARTC.

7. Estimated future abandonment and reclamation costs related to a property have been taken into account by Sproule in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

8. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

9. The extent and character of all factual data supplied to Sproule were accepted by Sproule as represented. No field inspection was conducted.

Oil And Gas Wells

The following table sets forth the number and status of wells in which the Corporation acquired pursuant to the West Pembina Acquisition as at December 31, 2003:

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	52	33	66	40	17	11	39	24
Total	52	33	66	40	17	11	39	24

Properties with no Attributable Reserves

The following table sets out the developed and undeveloped land holdings as at December 31, 2003 acquired pursuant to the West Pembina Acquisition:

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	35,520	19,423	159,880	95,570	190,400	114,993
Total	35,520	19,423	159,880	95,570	190,400	114,993

The Corporation expects that rights to explore, develop and exploit 11,840 net acres of undeveloped land will expire by December 31, 2004. Fairborne plans to drill or submit application to continue selected portions of the above acreage.

Production Estimates

The following table sets out the volume of the production for the Acquired Properties estimated for the year ended December 31, 2004 which is reflected in the estimate of future net revenue disclosed in the tables contained under "Acquired Properties Reserves Data and Other Information":

	Light and Medium Oil *(Bbls/d)*	Natural Gas *(Mcf/d)*	Natural Gas Liquids *(Bbls/d)*	BOE *(BOE/d)*
2004	354	13,436	452	3,045

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback in respect of the Acquired Properties for the periods indicated below:

	Quarter Ended			
	2003			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production[1]				
Light and Medium Crude Oil (Bbls/d)	478	547	546	607
Gas (Mcf/d)	15,890	17,306	14,011	21,860
NGLs (Bbls/d)	518	534	367	523
Combined (BOE/d)	3,644	3,965	3,247	4,773
Average Price Received				
Light and Medium Crude Oil ($/Bbl)	39.74	40.42	40.60	50.54
Gas ($/Mcf)	5.26	5.87	6.55	7.68
NGLs ($/Bbls)	35.34	33.92	34.67	45.10
Combined ($/BOE)	33.17	35.76	38.99	46.53
Royalties Paid				
Light and Medium Crude Oil ($/Bbls)	5.41	5.37	5.87	8.10
Gas ($/Mcf)	1.13	1.25	0.41	1.49
NGLs ($/Bbls)	11.56	11.15	11.28	14.09
Combined ($/BOE)	7.29	7.69	4.05	9.38
Operating Expenses ($/BOE)				
Light and Medium Crude Oil ($/Bbls)	6.21	9.24	12.72	7.28
Gas ($/Mcf)	1.05	1.55	1.84	1.21
NGLs ($/Bbls)	6.27	8.99	11.12	7.29
Combined ($/BOE)	6.30	9.25	11.33	7.29

	Quarter Ended			
	2003			
	Dec. 31	Sept. 30	June 30	Mar. 31
Netback Received ($/BOE)(2)				
Light and Medium Crude Oil ($/Bbls)	28.12	25.81	22.01	35.16
Gas ($/Mcf)	2.56	2.60	3.71	4.60
NGLs ($/Bbls)	17.51	13.78	12.26	23.72
Combined ($/BOE)	17.34	16.76	21.07	28.11

Notes:

(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.

The following table indicates the average daily production from important fields acquired pursuant to the Acquired Properties for the year ended December 31, 2003:

	Light and Medium Crude Oil (Bbls/d)	Gas (Mcf/d)	NGLS (Bbls/d)	BOE (BOE/d)
Belly River	544	1,960	99	970
West Pembina	-	14,401	382	2,782
Other	-	889	4	152
Total	544	17,250	485	3,904

Crude oil production from the Acquired Properties for the year ended December 31, 2003 was 14% light quality crude oil (32° API or greater), and 86% natural gas and liquids.

For the twelve months ended December 31, 2003, in respect of the Acquired Properties, approximately 15% of gross revenue was derived from crude oil production, 73% was derived from natural gas production and 12% from natural gas liquids production.

SELECTED FINANCIAL INFORMATION

Annual Data

The following table sets forth selected consolidated financial information of the Corporation since it began active operations (in $000s except per share amounts):

	Year Ended and as at December 31, 2003	Seven Months Ended and as at December 31, 2002
Gross revenues before royalties	50,888	16,376
Funds generated from operations	29,150	8,774
Per share – basic	$1.16	$0.44
Per share – diluted	$1.10	$0.44
Net income	10,174	2,439
Per share – basic	$0.40	$0.12
Per share – diluted	$0.39	$0.12
Total assets	136,185	43,386
Long term financial liabilities	-	2,573
Working capital (deficiency)	(9,371)	2,130

Quarterly Data

The following table sets forth selected consolidated financial information of the Corporation for the most recently completed quarters since it began active operations on May 31, 2002 and ending at the end of the most recently completed financial year (in $000's except per share amounts):

	Gross Revenues Before Royalties	Funds Generated from Operations	Funds Generated from Operations Per Share		Net Income	Net Income Per Share	
			(basic)	(diluted)		(basic)	(diluted)
2003							
1QTR03	9,531	5,701	$0.29	$0.29	2,229	$0.11	$0.11
2QTR03	10,154	5,986	$0.30	$0.30	2,751	$0.14	$0.14
3QTR03	15,711	9,056	$0.30	$0.30	2,996	$0.09	$0.09
4QTR03	15,492	8,407	$0.27	$0.21	2,198	$0.06	$0.05
2002							
1QTR02	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2QTR02[(1)]	1,924	967	$0.05	$0.05	165	$0.01	$0.01
3QTR02	6,084	3,411	$0.17	$0.17	965	$0.05	$0.05
4QTR02	8,368	4,396	$0.22	$0.22	1,309	$0.06	$0.06

Notes:

(1) Reflects operations for the month of June, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The Corporation's management discussion analysis of operating results relating to consolidated financial statements for the year ended December 31, 2003 are contained under "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 13 to 20 of the Corporation's 2003 Annual Report, which pages are incorporated herein by reference.

DIVIDEND POLICY

Fairborne has not paid any dividends on the outstanding Common Shares. The Board of Directors of Fairborne will determine the actual timing, payment and amount of dividends, if any, that may be paid by Fairborne from time to time based upon, among other things, the cash flow, results of operations and financial conditions of Fairborne, the needs for funds to finance ongoing operations and other business considerations as the board of directors of Fairborne considers relevant.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX and trade under the symbol "FEL".

DIRECTORS AND OFFICERS

The names, municipalities of residence, positions with the Corporation, and principal occupation of the directors and officers of the Corporation are set out below and in the case of directors, the period each has served as a director of the Corporation.

Name and Municipality of Residence	Office Held	Principal Occupation	Director Since
Richard A. Walls Calgary, Alberta	President, Chief Executive Officer and a Director	President and Chief Executive Officer of Fairborne since May 2002 and President and Chief Executive Officer of RAW Energy Ltd. (a private oil and natural gas company); special advisor to Duke Energy Field Services Canada Ltd. ("Duke Energy") from May 2001 to January 2002; prior thereto, from April 1999 to May 2001 President and Chief Executive Officer of Canadian Midstream Services Ltd. ("CMSL") (a private oil and natural gas midstream company); prior thereto, from July 1993 to November 1998 President and Chief Executive Officer of Pan East Petroleum Corp. ("Pan East") (a public oil and natural gas company).	January 9, 2002
Gary F. Aitken(1)(2)(3)(4) Calgary, Alberta	Director	President of Chowade Energy Inc. (a private oil and gas company) and Investment Advisor to NCE Resources Group, now Sentry Select Capital Corp., and Land Negotiator with Petrofund Energy Trust, both since 1997.	May 31, 2002
Donald J. Nelson(2)(4) Calgary, Alberta	Director	President, Fairway Resources Inc. (a private consulting company) since June, 2002; from September 1998 to June 2002, President and Chief Executive Officer of Summit Resources Limited (a public oil and natural gas company) and from February, 1996 to September 1998, Vice President, Operations of Summit Resources Limited.	April 5, 2004
Michael E.J. Phelps(1)(3)(4) Vancouver, B.C.	Chairman and Director	Chairman, Dornoch Capital Inc. (a private investment company) and Chair of the "Wise Persons Committee" – WPC – Committee to Review the Structure of Securities Regulation in Canada. Previously, Chairman and Chief Executive Officer of Westcoast Energy Inc. until its acquisition by Duke Energy in 2002.	July 19, 2002
David L. Summers Calgary, Alberta	Vice-President, Operations, Chief Operating Officer and a Director	Vice-President, Operations and Chief Operating Officer of Fairborne since May 2002; prior thereto, Senior Vice-President of Commercial and Operations of Duke Energy from May 2001 until May 2002; prior thereto, Vice-President, Operations and Chief Operating Officer of CMSL from April 1999 to May 2001; and prior thereto, Vice-President, Operations of PanEast from October 1997 to November 1998 and Chief Operating Officer of PanEast from June 1998 to November 1998.	May 31, 2002
Rodney D. Wimer(1)(2)(3)(4) Bend, Oregon	Director	President, Mazama Capital Partners (a private investment firm) since January 2002; prior thereto, from March 2001 to January 2002, President, Commercial Power Division of Dynegy, Inc. and from January 1997 to March 2001, President and Chief Executive Officer of Dynegy Canada Inc.	May 31, 2002

Name and Municipality of Residence	Office Held	Principal Occupation	Director Since
Robert A. Maitland[5] Calgary, Alberta	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of Fairborne since May 2002; prior thereto, Vice-President, Finance of CMSL from April 1999 to May 2001; and prior thereto, Vice-President, Finance and Chief Financial Officer of PanEast from December 1997 until November 1998.	N/A
Steven R. VanSickle Calgary, Alberta	Senior Vice-President, Exploration	Senior Vice-President, Exploration of Fairborne from May 2002; prior thereto, Vice-President, Business Development of Duke Energy from May 2001 to May 2002; prior thereto, Vice-President, Business Development of CMSL from April 1999 to May 2001; and prior thereto, Manager, Business Development of PanEast from January 1998 to November 1998.	N/A
James E. Young Calgary, Alberta	Vice-President, Exploration	Vice-President, Exploration of Fairborne since July 2002; prior thereto, Vice-President Exploration of Pivotal from January 2003 and prior thereto, Vice-President Exploration of Cigar Oil & Gas Ltd., a predecessor to Pivotal, from February 2001; prior thereto from October 2000, President and Chief Executive Officer of Winstar Resources Ltd. (a public oil and natural gas company); prior thereto from May 2000, President of Sunrunner Petroleum Corp. (a private oil and natural gas company); prior thereto from April 1999, Executive Vice President of Backer Petroleum Corp. (a public oil and natural gas company); and prior thereto from May 1994, Vice President Exploration and Director of Backer Petroleum Corp.	N/A
David E.T. Pyke Calgary, Alberta	Vice-President, Land	Vice-President, Land of Fairborne since July 2002; prior thereto, Vice-President Land of Pivotal since January 2003 and prior thereto Vice-President, Land and Contracts of Cigar Oil & Gas Ltd., a predecessor of Pivotal from January 1999; prior thereto and from October 1998, businessman; prior thereto and from August 1997, Vice President Land and Contracts of Barrington Petroleum Ltd. (a public oil and natural gas company); prior thereto and from April 1996, Vice President Business Development of AEC Oil & Gas Ltd. (a public oil and natural gas company).	N/A
C. Steven Cohen Calgary, Alberta	Secretary	Partner with Burnet, Duckworth & Palmer LLP (barristers and solicitors)	N/A

Notes:

(1) Member of the Audit Committee.
(2) Member of the Reserves Committee.
(3) Member of the Compensation Committee.
(4) Member of the Corporate Governance Nominating Committee.
(5) Robert Maitland was a director of Military International Limited which was cease-traded on December 11, 2002 for failure to file financial statements.
(6) Fairborne does not have an executive committee of its board of directors.

All of the directors and officers of Fairborne have been engaged for more than five years in their present principal occupations or executive positions with the same companies except as described above.

The term of office of each director expires at the next annual meeting of shareholders of the Corporation.

As at May 14, 2004, the directors and officers of Fairborne, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 5,709,624 Common Shares or approximately 14.6% of the issued and outstanding Common Shares.

HUMAN RESOURCES

Fairborne currently employs 56 full-time employees, of which 35 are located in the head office and 21 are field employees, and six part-time consultants. Fairborne intends to add additional professional and administrative staff as the need arises.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Accountants, Suite 1200, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar of the Common Shares.

INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. Although it is not expected that these controls and regulations will affect the operations of Fairborne in a manner materially different than it would affect other oil and gas companies of a similar size, the controls and regulations should be considered carefully by investors. All current legislation is a matter of public record and it is not possible to predict what additional legislation or amendments may be enacted.

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of the Corporation in a manner materially different than they would affect other oil and gas companies of similar size.

Pricing and Marketing – Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the 16 export contracts continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement (NAFTA)

On January 1, 1994, NAFTA became effective among the governments of Canada, the United States of America and Mexico. NAFTA carries forward most of the material energy terms contained in the Canada U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States of America or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

Regulations made pursuant to the Alberta Mines and Minerals Act provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 m^3 exemption is available to production from a well that has not produced for a 12 month period, if resuming production after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying 17 exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and gas production against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price sensitive formula, and the ARTC rate varies between 75%, at prices for oil below \$100 per m^3, and 25%, at prices above \$210 per m^3. The ARTC rate is applied to a maximum of \$2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than \$10,000 in royalties per year and non corporate entities from qualifying for the program.

Producers of oil and natural gas in the province of British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), the quantity of oil produced in a month and the value of the oil. Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

On May 30, 2003, the Ministry of Energy and Mines for the province of British Columbia announced an Oil and Gas Development Strategy for the Heartlands ("Strategy"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and British Columbia service sector opportunities. In addition, the Strategy will result in economic and employment opportunities for communities in British Columbia's heartlands.

Some of the financial incentives in the Strategy include:

- Royalty credits of up to \$10 million annually towards the construction, upgrading and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry.

- Changes to provincial royalties: new royalty rates for low productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

In Saskatchewan, for Crown royalty and freehold production tax purposes, crude oil is considered either "heavy oil", "southwest designated oil" or "non-heavy oil other than southwest designated oil" The conventional royalty and production tax classifications ("fourth tier oil" introduced October 1, 2002, "third tier oil", "new oil" or "old oil") of oil production are applicable to each of the three crude oil types. The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all "fourth tier oil" to 20% for "old oil". Marginal royalty rates are 30% for all "fourth tier oil" to 45 % for "old oil".

Natural gas is considered either "non-associated gas" or "associated gas". The royalty and production tax classifications of gas production ("fourth tier gas" introduced October 1, 2002, "third tier gas", "new gas" and "old gas") are applicable to each of the two gas types. The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for "fourth tier gas" and 20% for "old gas".

The marginal royalty rates are between 30% for "fourth tier gas" and 45% for "old gas". On October 1, 2002 a number of changes were made to the royalty and tax regime in Saskatchewan as follows:

A new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale. The royalty/tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65,000 m^3 in a month.

A modified system of incentive volumes and maximum royalty/tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002 was introduced. The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent.

The elimination of the re-entry and short section horizontal oil well royalty/tax categories. All horizontal oil wells with a finished drilling date on or after October 1, 2002 will receive the "fourth tier" royalty/tax rates and new incentive volumes.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid by the Corporation to the provincial governments. In Alberta, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. Both of these incentives have the effect of increasing the net income of the Corporation.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Canadian Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties.

In Alberta, environmental compliance has been governed by the Alberta Environmental Protection and Enhancement Act ("AEPEA") since September 1, 1993. In addition to replacing a variety of older statutes which related to environmental matters, the AEPEA also imposes certain new environmental responsibilities on oil and natural gas operators in Alberta and in certain instances also imposes greater penalties for violations.

British Columbia's Environmental Assessment Act became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process which contemplates public participation in the environmental review.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. The continued tight supply demand balance for natural gas is causing significant elasticity in

pricing. Despite record drilling activity, a strong economy, weather, fuel switching and demand for electrical generation there still exists a tight supply causing prices to remain high.

Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand. Recently crude oil prices have been kept high by political events causing disruptions in the supply of oil, and concern over potential supply disruptions triggered by unrest in the Middle East. Political events trigger large fluctuations in price levels.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also declines.

A second trend within the Canadian oil and gas industry is recent growth in number of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the consolidation phase the industry has just been through. Many are able to raise capital and recruit well qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that Kyoto will have on the sector. Generally during the past year the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry. The Corporation must compete with the numerous new companies and their new stories in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

RISK FACTORS

An investment in the Common Shares is speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas reserves. An investor should consider carefully the risk factors set out below and consider all other information contained herein and in the Corporation's other public filings before making an investment decision.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Corporation's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and

other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although the Corporation maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Corporation makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired business may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that the Corporation can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of the Corporation, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Corporation.

Competition

Oil and gas exploration is intensely competitive in all its phases and involves a high degree of risk. The Corporation competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Corporation's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of the Corporation. The Corporation's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "Industry Conditions." The Corporation's operations may require licenses from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects and the obtaining of such licences and permits may delay operations of the Corporation.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases." The Corporation's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject the Corporation to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those in the *Climate Change and Emissions Management Act* (Alberta) (yet to be proclaimed), may require the reduction of emissions or emissions intensity produced by the Corporation's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of the Corporation.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although the Corporation believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects. See "Industry Conditions".

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control. The Corporation's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Corporation may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The Corporation's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Corporation's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation. These factors include economic conditions, in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

The exchange rate between the Canadian and U.S. dollar also affects the profitability of the Corporation and the Canadian dollar has strengthened recently against the U.S. dollar.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to the Corporation are in part determined by the Corporation's borrowing base. A sustained material decline in prices from historical average prices could reduce the Corporation's borrowing base, therefore reducing the bank credit available to the Corporation which could require that a portion, or all, of the Corporation's bank debt be repaid.

Substantial Capital Requirements

The Corporation anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Corporation's revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's financial condition, results of operations or prospects.

Additional Funding Requirements

The Corporation's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Corporation may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Corporation's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation's ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to the Corporation.

Issuance of Debt

From time to time the Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. Depending on future exploration and development plans, the Corporation may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Corporation's articles nor its by-laws limit the amount of indebtedness that the Corporation may incur. The level of the Corporation's indebtedness from time to time, could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases and the Corporation may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements. Similarly, from time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Corporation will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities. To the extent the Corporation is not the operator of its oil and gas properties, the Corporation will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. It is the practice of the Corporation in acquiring significant oil and gas leases or interest in oil and gas leases to fully examine the title to the interest under the lease. In the case of minor acquisitions the Corporation may rely upon the judgment of oil and gas lease brokers or landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest. The Corporation believes that this practice is widely followed in the oil and gas industry. Nevertheless, there may be title defects which affect lands comprising a portion of the Corporation's properties. To the extent title defects do exist, it is possible that the Corporation may lose all or a portion of its right, title, estate and interest in and to the properties to which the title relates.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and cash flows to be derived therefrom, including many factors beyond the Corporation's control. The reserve and associated cash flow information set forth herein represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material. Further, the evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluation.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, GLJ and Sproule, the independent reserves evaluators, have used both constant and forecast price and cost estimates in calculating reserve quantities included herein. Actual future net revenue will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and revenues derived therefrom will vary from the estimates contained in the GLJ Report, the Sproule Report and the Sproule Acquisition Report and such variations could be material. Such reports are based in part on the assumed success of activities the Corporation intends to undertake in future years. The

reserves and estimated cash flows to be derived therefrom contained in such reports will be reduced to the extent that such activities do not achieve the level of success assumed in the reports. The reports are effective as of a specific effective date and has not been updated and thus does not reflect changes in the Corporation's resources since that date.

Insurance

The Corporation's involvement in the exploration for and development of oil and natural gas properties may result in the Corporation becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling the Corporation will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Corporation. The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Corporation's financial position, results of operations or prospects.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expend, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licences and Leases

The Corporation's properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's results of operations and business.

Uncertainty of Global Financial Markets

On September 11, 2001, the United States was the subject of terrorist attacks resulting in significant loss of life and property damage. The events of September 11, 2001 and the response of the United States and other nations have created an environment of uncertainty in global financial markets, the effect of which could have a material impact upon the Corporation, its business and its ability to finance operations.

Dividends

The Corporation does not currently pay any dividends on its outstanding shares. Payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and other business considerations as the board of directors of the Corporation considers relevant.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on the Corporation and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Corporation.

Third Party Credit Risk

The Corporation is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures could have a material adverse effect on the Corporation and its cash flow from operations.

Conflicts of Interest

The directors or officers of the Corporation may also be directors or officers of other oil and gas companies or otherwise involved in natural resource exploration and development and situations may arise where they are in a conflict of interest with the Corporation. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Reliance on Key Personnel

The Corporation's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. The Corporation does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Information Circular – Proxy Statement of the Corporation dated April 19, 2004 relating to the Annual and Special Meeting of Shareholders of the Corporation to be held on June 2, 2004. Additional financial information is contained in the Corporation's consolidated financial statements for the year ended December 31, 2003 contained in the Corporation's 2003 Annual Report.

The Corporation will provide to any person or corporation, upon request to the secretary of the Corporation:

(a) when the securities of the Corporation are in the course of distribution under preliminary short form prospectus or a short form prospectus,

(i) one copy of the Corporation's annual information form, together with one copy of any document, or pertinent pages of any document, incorporated therein by reference,

(ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and any one of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after its most recently completed financial year,

(iii) one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) or (iii), or

(b) at any other time, one copy of any documents referred to in clauses (a) (i) (ii) and (iii), provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

Additional copies of this Annual Information Form and the materials listed in the preceding paragraph, any interim financial statements which have been issued by the Corporation and any other document incorporated herein by reference are available on the foregoing basis and upon request by contacting the Corporation at its offices at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5, by phone at (403) 290-7750, fax at (403) 290-7751 or email at rmaitland@fairborne-energy.com.

SCHEDULE "A"
FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Fairborne Energy Ltd. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

(i) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

(i) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves Committee of the board of directors of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED as of this 17th day of May, 2004.

(signed) "*Richard A. Walls*"
Richard A. Walls
President and Chief Executive Officer

(signed) "*Robert A. Maitland*"
Robert A. Maitland
Vice-President, Finance and Chief Financial Officer

(signed) "*Donald J. Nelson*"
Donald J. Nelson
Director

(signed) "*Rodney D. Wimer*"
Rodney D. Wimer
Director

SCHEDULE "B"
FORM 51-101F2
REPORT ON RESERVES DATA
BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

To the board of directors of Fairborne Energy Ltd. (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2003. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

   (i) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

   (i) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2003, and identifies the respective portions thereof that we have evaluated on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (County or Foreign Geographic Area)	Net Present Value of Future Net Revenue ($000, before income taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
Gilbert Laustsen Jung Associates Ltd.	February 15, 2004	Canada	-	$152,008	-	$152,008
Sproule Associates Limited	May 12, 2004	Canada	-	$5,426	-	$5,426
Totals			-	$157,434	-	$157,434

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above.

DATED at Calgary, Alberta this 14th day of May, 2004.

Gilbert Laustsen Jung Associates Ltd.

Per: (signed) "*Dana B. Laustsen*"
Dana B. Laustsen, P.Eng.

DATED at Calgary, Alberta this 14th day of May, 2004.

Sproule Associates Limited

Per: (signed) "*Harry J. Helwerda*"
Harry J. Helwerda, P.Eng.

IN THE MATTER OF NATIONAL POLICY 43-201 MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

FAIRBORNE ENERGY LTD.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that notices of acceptance of the regulators in each of Alberta, British Columbia and Ontario have been issued for a revised initial Annual Information Form of the above issuer dated May 17, 2004.

DATED at Calgary, Alberta this June 11, 2004

"Mavis Legg"
Mavis Legg
Manager Securities Analysis

SEDAR Project # 00646637

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations.

In respect of the Annual Meeting of shareholders of Fairborne Energy Ltd. ("Fairborne") held June 2, 2004 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

	Description of Matter	**Outcome of Vote**
1.	Ordinary resolution to amend the Corporation's share option plan to increase the maximum number of Common Shares which may be issued thereunder by 1,451,680 Common Shares	Resolution approved
2.	Ordinary resolution to fix the number of directors to be elected at the Meeting at six	Resolution approved
3.	Ordinary resolution to approve the election of the six nominees to be elected to serve as directors of Fairborne for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular – proxy statement of Fairborne dated April 19, 2004 (the "Information Circular")	Resolution approved
4.	Ordinary resolution to approve the appointment of KPMG LLP, Chartered Accountants as auditors of Fairborne to hold office until the next annual meeting or until their successors are appointed and to authorize the board of directors to fix their remuneration as such	Resolution approved

The resolutions to approve item 1 noted above was conducted by way of ballot. Attached to this report is a report of Computershare Trust Company of Canada, the scrutineers of the Meeting in respect of this ballot.

Dated at Calgary, Alberta as of this 2nd day of June, 2004.

FAIRBORNE ENERGY LTD.

Per: (signed) "*Robert A. Maitland*"
Robert A. Maitland
Vice-President, Finance and
Chief Financial Officer

SCRUTINEERS REPORT ON BALLOT

THE SCRUTINEERS REPORT THE RESULTS OF THE BALLOT ON THE RESOLUTION RATIFYING AND APPROVING AN AMENDMENT TO THE CORPORATION'S SHARE OPTION PLAN TO INCREASE THE NUMBER OF COMMON SHARES OF THE CORPORATION ISSUABLE ON EXERCISE OF THE STOCK OPTIONS GRANTED THEREUNDER BY 1,451,680 COMMON SHARES, AS MORE PARTICULARLY DESCRIBED IN THE INFORMATION CIRCULAR.

VOTES FOR	9,036,045
VOTES AGAINST	5,095,819
TOTAL VOTES CAST	14,131,864
PERCENTAGE OF VOTES IN FAVOUR OF RESOLUTION	64 %
PERCENTAGE OF VOTES AGAINST RESOLUTION	36 %

DATED THIS 2ND DAY OF JUNE, 2004
COMPUTERSHARE TRUST COMPANY OF CANADA

(signed) "*Linda Hsiung*"
LINDA HSIUNG — SCRUTINEER

(signed) "*Jennifer Villareal*"
JENNIFER VILLAREAL — SCRUTINEER

PRESS RELEASE

FAIRBORNE ENERGY ANNOUNCES
$20,000,000 FLOW-THROUGH FINANCING

July 15, 2004
Calgary, Alberta

Fairborne Energy Ltd. ("Fairborne") is pleased to announce that it has entered into a financing agreement with a syndicate of underwriters, led by Peters & Co. Limited and including Sprott Securities Inc., FirstEnergy Capital Corp., GMP Securities Ltd. and Canaccord Capital Corporation. Fairborne has agreed to issue and sell on a "bought deal" basis, 1,600,000 flow-through common shares of Fairborne at an issue price of $12.50 each, resulting in gross proceeds of $20,000,000. Proceeds of the offering will be used to incur Canadian exploration expenses on the exploration of Fairborne's oil and natural gas properties and will be renounced to subscribers effective on or before December 31, 2004. The offering is subject to normal regulatory approvals, including approval of the Toronto Stock Exchange. The flow-through common shares will be offered in each of the provinces of British Columbia, Alberta and Ontario by way of a short form prospectus. Closing is expected to occur on or about August 10, 2004.

Fairborne also announces that it has increased its 2004 capital expenditure program from $80 million to $100 million.

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax.: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax.: (403) 290-7751
rmaitland@fairborne-energy.com

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Alberta, British Columbia and Ontario but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until the receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See "Plan of Distribution".

Preliminary Short Form Prospectus

New Issue **July 19, 2004**



FAIRBORNE
ENERGY LTD.

$20,000,000
1,600,000 Flow-Through Shares

PRICE: $12.50
PER FLOW-THROUGH SHARE

This short form prospectus qualifies the distribution (the "Offering") of 1,600,000 common shares (the "Flow-Through Shares") of Fairborne Energy Ltd. ("Fairborne" or the "Corporation") to be issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "Tax Act"). See "Plan of Distribution."

The Corporation will incur and, effective on or before December 31, 2004, renounce to each subscriber of Flow-Through Shares Canadian exploration expense ("CEE") in an amount equal to the aggregate purchase price paid by such subscriber. See "Details of the Offering" and "Canadian Federal Income Tax Considerations."

The outstanding common shares of the Corporation (the "Common Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "FEL". On July 14, 2004, the last trading day prior to the public announcement of this offering, the closing price of the Common Shares on the TSX was $9.90 per Common Share. The price of the Flow-Through Shares offered hereunder was determined by negotiation between the Corporation and Peters & Co. Limited, on its own behalf and on behalf of Sprott Securities Inc., FirstEnergy Capital Corp., GMP Securities Ltd., and Canaccord Capital Corporation (collectively, the "Underwriters"). The Corporation has applied to list the shares distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

	Price to Public	Underwriters' Fee	Net Proceeds to the Corporation
Per Flow-Through Share	$12.50	$0.625	$11.875
Total	$20,000,000	$1,000,000	$19,000,000

Note:

(1) Before deducting expenses of the Offering, estimated to be $150,000, which will paid from the general funds of the Corporation.

The Underwriters, as principals, conditionally offer the Flow-Through Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Corporation by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Subscriptions for Flow-Through Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Definitive certificates representing the Flow-Through Shares will be available for delivery at the closing of the Offering (the "Closing"), which is expected to occur on or about August 10, 2004, but in any event not later than September 10, 2004. The Underwriters may effect transactions which stabilize or maintain the market price for the Common Shares at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

TABLE OF CONTENTS

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
Mmbbls	million barrels
Mstb	1,000 stock tank barrels
Bbls/d	barrels per day
NGLs	natural gas liquids
STB	standard tank barrels

Natural Gas

Mcf	thousand cubic feet
Mmcf	million cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
Mmbtu	million British Thermal Units
Bcf	billion cubic feet
GJ	gigajoule
MM	Million

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas
BOE/d or BOPD	barrel of oil equivalent per day
m^3	cubic metres
MBOE	1,000 barrels of oil equivalent
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres (Alberta)	Hectares	0.400
Hectares (Alberta)	Acres	2.500
Acres (British Columbia)	Hectares	0.405
Hectares (British Columbia)	Acres	2.471

NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "targeting", "intend", "could", "might", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this short form prospectus include, but are not limited to, statements with respect to:

- the performance characteristics of the Corporation's oil and natural gas properties;
- oil and natural gas production levels;
- the quantity of oil and natural gas reserves;
- capital expenditure programs;
- supply and demand for oil and natural gas and commodity prices;
- drilling plans;
- expectations regarding the Corporation's ability to raise capital and to continually add to reserves through acquisitions, exploration and development;
- treatment under governmental regulatory regimes and tax laws;
- completion of the acquisition of Case Resources Inc. ("Case"); and
- realization of the anticipated benefits of acquisitions and dispositions.

Some of the risks and other factors, which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

- general economic conditions in Canada, the United States and globally;
- industry conditions, including fluctuations in the price of oil and natural gas;
- governmental regulation of the oil and gas industry, including environmental regulation;
- fluctuation in foreign exchange or interest rates;
- liabilities inherent in oil and natural gas operations;

- geological, technical, drilling and processing problems;
- unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
- failure to obtain industry partner and other third party consents and approvals, when required;
- stock market volatility and market valuations;
- competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;
- the need to obtain required approvals from regulatory authorities; and
- the other factors considered under "Risk Factors".

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Corporation nor the Underwriters are under any duty to update any of the forward-looking statements after the date of this short form prospectus to conform such statements to actual results or to changes in the Corporation's expectations.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of the Corporation at Suite 2900, 605 – 5th Avenue S.W., Calgary, Alberta, T2P 3H5 (telephone (403) 290-7750) or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at *www.sedar.com*. The Corporation's SEDAR profile number is 19433.

The following documents of the Corporation and of Case, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a) the Revised Initial Annual Information Form of Fairborne dated May 17, 2004 for the year ended December 31, 2003, including management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2003 incorporated by reference therein (the "Fairborne AIF");

(b) the Information Circular - Proxy Statement of Fairborne dated April 19, 2004 relating to the annual and special meeting of Fairborne shareholders held on June 2, 2004 (excluding the disclosure under the headings "Report of Compensation Committee", "Performance Graph" and "Corporate Governance Practices");

(c) the audited comparative consolidated financial statements of Fairborne for the year ended December 31, 2003 and for the seven months ended December 31, 2002, together with the notes thereto and the report of the auditors thereon;

(d) the unaudited interim comparative consolidated financial statements of Fairborne for the three months ended March 31, 2004 and management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2004;

(e) the audited Schedule of Revenue and Expenses for each of the years in the three year period ended December 31, 2001, together with the report of the auditors thereon and the unaudited Schedule of Revenue and Expenses for the five months ended May 31, 2002 and 2001 in respect of selected properties acquired by Fairborne in the Clive/Wood River area, set forth in Appendix H to the Joint Information Circular of Fairborne and Pivotal Energy Ltd. ("Pivotal") dated June 2, 2003

(the "Joint Information Circular") provided in connection with meetings called to consider, among other things, the plan of arrangement involving the acquisition of Pivotal by Fairborne;

(f) the audited consolidated financial statements of Pivotal as at and for each of the years in the three year period ended December 31, 2002, together with the notes thereto and the report of Pivotal's auditors thereon, set forth in Appendix G to the Joint Information Circular;

(g) the unaudited interim comparative consolidated financial statements of Pivotal for the three and six months ended June 30, 2003, set forth in Appendix G to the information circular and proxy statement of Case dated June 25, 2004 (the "Case Information Circular") provided in connection with a special meeting of shareholders of Case to be held on July 26, 2004 to consider a plan of arrangement involving the acquisition of Case by Fairborne (which has been filed under the Corporation's SEDAR profile);

(h) the material change report of Fairborne dated February 9, 2004 in respect of the acquisition of certain crude oil, natural gas, natural gas liquids assets from BP Canada Energy Company (the "West Pembina Acquisition") and the issuance of subscription receipts by Fairborne;

(i) the audited Schedule of Revenue and Expenses for each of the years in the three year period ended December 31, 2003, together with the report of the auditors thereon and the unaudited Schedule of Revenue and Expenses for the three months ended March 31, 2004 and 2003 in respect of selected properties acquired by Fairborne pursuant to the West Pembina Acquisition, set forth in Appendix H to the Case Information Circular;

(j) the material change report of Fairborne dated May 25, 2004 in respect of the proposed acquisition of Case by Fairborne;

(k) the audited comparative consolidated financial statements of Case as at and for the years ended December 31, 2003 and December 31, 2002, together with the notes thereto and the report of Case's auditors thereon (which have been filed under the Corporation's SEDAR profile);

(l) the unaudited interim comparative consolidated financial statements of Case for the three months ended March 31, 2004 (which have been filed under the Corporation's SEDAR profile);

(m) the unaudited pro forma consolidated balance sheet of Fairborne as at March 31, 2004, the pro forma combined statement of operations of Fairborne for the three months ended March 31, 2004 and the unaudited pro forma combined statement of operations of Fairborne for the year ended December 31, 2003, together with the notes thereto and the compilation report thereon (collectively, the "Pro Forma Financial Statements"), set forth in Appendix E to the Case Information Circular; and

(n) the information only under the heading "Reserves, Data and Future Net Revenue" set forth in Case's Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2003 and dated May 11, 2004 (which has been filed under the Corporation's SEDAR profile).

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative financial statements for the Corporation's most recently completed financial year, together with the accompanying report of the auditor and information circulars (excluding those portions which are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of this Offering shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies of supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to stating a material fact that is required to be stated or that is necessary to make a statement that is not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or supersede, to constitute a part of this short form prospectus.

Certain information contained, or incorporated by reference, herein in respect of assets or corporations acquired by the Corporation has been obtained from publicly available information or provided by the vendor of the applicable assets or other third party sources.

BACKGROUND

Fairborne was incorporated as Fairborne Oil & Gas Ltd. under the *Business Corporations Act* (Alberta) (the "ABCA") on January 9, 2002. On February 8, 2002, the Corporation changed its name to Fairborne Energy Ltd.

Fairborne has been engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Western Canada since it was founded. In May of 2002, Fairborne completed two private placements pursuant to which an aggregate of (i) 4,600,000 common shares were issued to the founders of Fairborne at $1.10 per share for gross proceeds of $5,060,000 as well as 1,960,000 common share purchase warrants, and (ii) 15,150,000 Class A voting common shares were issued to various subscribers at $2.00 per share for gross proceeds of $30,300,000. The proceeds from these financings were used, in conjunction with the assumption of a capital lease, to fund the acquisition of certain producing and non-producing oil and gas properties located at Clive and Wood River in central Alberta (the "Clive/Wood River Acquisition") for a total consideration of $36,365,000. At the time of closing of the acquisition on May 31, 2002, total production from the assets acquired was approximately 2,400 BOE/d. Since closing of the Clive/Wood River Acquisition, the Corporation has conducted an extensive workover program and has acquired certain third party minority working interests in the units at Clive and Wood River and is presently proceeding with development of natural gas from coal bed methane on the Clive property. The Schedule of Revenue and Expenses for each of the years in the three year period ended December 31, 2001 and the five months ended May 31, 2001 and 2002 in respect of the properties acquired pursuant to the Clive/Wood River Acquisition are included in Appendix H to the Joint Information Circular and are incorporated herein by reference.

Effective July 2, 2003, pursuant to a plan of arrangement (the "Pivotal Arrangement") under the ABCA, Fairborne acquired all of the issued and outstanding common shares of Pivotal. Pursuant to the Pivotal Arrangement, among other things, each issued and outstanding common share of Pivotal was transferred to Fairborne in exchange for 0.485 Common Shares and Fairborne issued an aggregate of 10,576,688 Common Shares in exchange for the outstanding common shares of Pivotal. Immediately following completion of the Pivotal Arrangement, Fairborne had approximately 30.3 million Common Shares outstanding, of which former Pivotal shareholders held approximately 35% and the shareholders of Fairborne, as they existed immediately prior to completion of the transaction, held the remaining 65%. At the time of the acquisition of Pivotal, Pivotal's production was approximately 1,900 BOE/d consisting of 660 Bbls/d of oil and NGLs and 7.4 Mmcf/d of natural gas and Pivotal's net debt was approximately $14.5 million. This acquisition of Pivotal increased Fairborne's level of production by approximately 60 percent with an increased emphasis on production of natural gas. Fairborne has continued development on Pivotal's properties in the Peace River Arch area located in northwestern Alberta and the Weyburn area located in southeastern Saskatchewan and disposed on minor interests in other areas. Pivotal's audited consolidated financial statements for each of the years in the three year period ended December 31, 2002 are included in Appendix G to the Joint Information Circular and are incorporated herein by reference. In addition, Pivotal's unaudited interim comparative consolidated financial statements for the three and six months ended June 30, 2003 as set forth in Appendix G to the Case Information Circular and are incorporated herein by reference. Pro

forma financial information is contained in the Pro Forma Financial Statements included in Appendix E to the Case Information Circular and are incorporated herein by reference.

Pursuant to the Pivotal Arrangement, Pivotal, which is incorporated under the ABCA, became a wholly-owned subsidiary of Fairborne. At the time of the acquisition of Pivotal, Pivotal also had one wholly-owned subsidiary, North American Explorers Inc., incorporated under the laws of Wyoming, which is now an indirect wholly-owned subsidiary of Fairborne. Fairborne also has one other wholly-owned subsidiary, 988191 Alberta Ltd., a company which was incorporated under the ABCA. Fairborne is the managing partner of the Fairborne Production Partnership (an Alberta general partnership), the partners of which are Fairborne and its wholly-owned subsidiary, 988191 Alberta Ltd. Fairborne is also the managing partner of Fairborne Pivotal Production Partnership (an Alberta general partnership), which owns substantially all of Fairborne's producing oil and gas properties, the partners of which are the Fairborne Production Partnership and Pivotal.

Unless the context otherwise requires, reference herein to "Fairborne" or the "Corporation" means Fairborne Energy Ltd. together with its wholly-owned subsidiaries, Pivotal, 988191 Alberta Ltd. and the Fairborne Production Partnership and the Fairborne Pivotal Production Partnership.

Fairborne's principal office is located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 and its registered office is located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

RECENT DEVELOPMENTS

West Pembina Acquisition and Financing

On February 27, 2004, the Corporation completed a private placement of 6,178,000 subscription receipts ("Subscription Receipts"), at a price of $6.65 each, for gross proceeds of $41,083,700. Each Subscription Receipt entitled the holder to acquire one Common Share, without the payment of any additional consideration, upon closing of the West Pembina Acquisition. Proceeds from the issuance of the Subscription Receipts were held in escrow pending closing of the West Pembina Acquisition.

On February 8, 2004, the Corporation entered into an agreement in respect of the West Pembina Acquisition to acquire operated oil, natural gas and NGL assets located in west central Alberta for a total consideration of $116 million subject to certain closing adjustments. The West Pembina Acquisition was effective January 1, 2004 with the results of operations from January 1, 2004 to closing recorded as an adjustment to the purchase price. The West Pembina Acquisition closed on March 31, 2004, at which time the proceeds from the issuance of the Subscription Receipts were released from escrow and utilized to pay a portion of the purchase price for the West Pembina Acquisition and the remainder of the purchase price was funded from the Corporation's available bank facility which was increased to $85 million. Information in respect of the properties acquired pursuant to the West Pembina Acquisition is included in the Fairborne AIF. The Schedules of Revenue and Expenses for each of the years in the three year period ended December 31, 2003, and the three months ended March 31, 2004 and 2003 in respect of the properties acquired pursuant to the West Pembina Acquisition are included in Appendix H to the Case Information Circular and are incorporated herein by reference. Pro forma financial information is contained in the Pro-Forma Financial Statements set forth in Appendix E to the Case Information Circular and are incorporated herein by reference.

Acquisition of Case Resources Inc.

On May 24, 2004, Fairborne entered into an arrangement agreement with Case, pursuant to which Fairborne will acquire all of the issued and outstanding common shares of Case on the basis of 0.0909 Common Shares for each issued and outstanding common share of Case pursuant to a plan of arrangement under the ABCA (the "Case Arrangement"). In connection with the Case Arrangement, Fairborne will assume approximately $12 million in debt and working capital deficit including transaction costs. The Case Arrangement is subject to certain conditions including approval of Case shareholders at a special meeting to be held on July 26, 2004 and court approval and is expected to close on or about July 27, 2004.

Case's principal property is located at Haynes, Alberta immediately south of Fairborne's Clive producing property resulting in anticipated operational enhancement and cost saving benefits as a result of the consolidation of the properties. Further, the majority of Case's undeveloped lands are located within Fairborne's West Pembina/Brazeau operating area and the relative proximity of these assets is anticipated to permit immediate integration into Fairborne's operating structure and expand Fairborne's inventory of opportunities. Information in respect of Case's reserves are contained in the portion of Case's Statement of Reserves Data and Other Oil and Gas Information under the heading "Reserves, Data and Future Net Revenue" for the year ended December 31, 2003, which portion is incorporated herein by reference. Case's audited comparative consolidated financial statements as at and for the years ended December 31, 2003 and 2002 and its unaudited interim consolidated financial statements as at and for the three months ended March 31, 2004 are incorporated herein by reference. Pro forma financial information is contained in the Pro-Forma Financial Statements set forth in Appendix E to the Case Information Circular and are incorporated herein by reference.

Selected Financial Information

The following table sets out certain consolidated financial information for Case and Fairborne as at and for the year ended December 31, 2003 and as at and for the three months ended March 31, 2004 and certain unaudited pro forma consolidated financial information for Fairborne as at and for the year ended December 31, 2003 and as at and for the three months ended March 31, 2004 after giving effect to the acquisition of Case pursuant to the Case Arrangement, the West Pembina Acquisition and the acquisition of Pivotal by Fairborne pursuant to the Pivotal Arrangement. See also the Pro-Forma Financial Statements.

	Case		Fairborne		Pro Forma	
	As at and for the three months ended March 31, 2004	As at and for the year ended December 31, 2003	As at and for the three months ended March 31, 2004	As at and for the year ended December 31, 2003	As at and for the three months ended March 31, 2004[1]	As at and for the year ended December 31, 2003[2]
	(unaudited)		(unaudited)		(unaudited)	(unaudited)
			($ 000s except per share amounts)			
Gross Revenue, before royalties	4,887	23,355	18,429	50,888	35,271	143,373
Funds generated from operations [3]	1,907	11,761	9,963	29,150	17,873	74,843
Per share						
Basic	$0.03	$0.20	$0.31	$1.16	$0.41	$1.78
Diluted[4]	$0.03	$0.19	$0.28	$1.10	$0.38	$1.73
Net income	355	6,740	3,295	10,174	3,527	17,208
Per share						
Basic	$0.01	$0.11	$0.10	$0.40	$0.08	$0.41
Diluted[4]	$0.01	$0.11	$0.09	$0.39	$0.08	$0.40
Total assets	32,874	28,020	266,338	136,185	347,245	N/A
Long Term financial liabilities	-	-	-	-	-	N/A
Working Capital (deficiency)[5]	(8,635)	(6,125)	(90,870)	(9,371)	(102,755)	N/A
Average Shares Outstanding (000's)						
Basic	60,038	60,296	32,401	25,178	43,934	42,052
Diluted[4]	61,292	61,673	35,161	26,424	46,695	43,299

Notes:

(1) After giving effect to the West Pembina Acquisition and the acquisition of Case pursuant to the Case Arrangement.

(2) After giving effect to the acquisition of Pivotal pursuant to the Pivotal Arrangement, the West Pembina Acquisition and the acquisition of Case pursuant to the Case Arrangement.

(3) The term "funds generated from operations" should not be considered as an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles. The reconciliation between net earnings and funds generated from operations can be found in the statement

of cash flows in the financial statements. Funds generated from operations per share are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

(4) Treasury stock method.

(5) Including bank debt.

Combined Operational Information

The following table sets out certain operational information for Case and Fairborne as at and for the year ended December 31, 2003 and certain pro forma operational information for Case and Fairborne as at and for the year ended December 31, 2003 after giving effect to the acquisition of Case pursuant to the Case Arrangement, the West Pembina Acquisition and the acquisition of Pivotal by Fairborne pursuant to the Pivotal Arrangement. See also the Pro-Forma Financial Statements.

	Case	Fairborne	Pro Forma
Average Daily Production[(1)]			
Oil & NGLs (Bbls/d)	1,316	2,014	4,693
Natural gas (Mcf/d)	2,126	10,640	32,887
Oil equivalent (BOE/d)	1,671	3,787	10,174
Proved Reserves[(2)]			
Oil &NGLs (Mbbls)	2,972	4,798	8,821
Natural gas (Mmcf)	5,010	31,655	52,066
Oil equivalent (MBOE)	3,807	10,073	17,498
Proved and Probable Reserves[(2)]			
Oil & NGLs (Mbbls)	4,542	6,003	12,368
Natural gas (Mmcf)	7,411	46,891	79,850
Oil equivalent (MBOE)	5,777	13,818	25,676
Net undeveloped land (acres) (as at March 31, 2004)	14,316	239,102	253,418

Notes:

(1) Average production for the year ended December 31, 2003 and in the case of Pro Forma, includes production from the West Pembina Acquisition.

(2) Gross reserves as at December 31, 2003 based on forecast prices and costs. In the case of Fairborne, based on the report of Gilbert Laustsen Jung Associates Ltd. ("GLJ") dated March 18, 2004 (in respect of Fairborne's oil and natural gas reserves other than its coal bed methane property in the Clive area of Alberta) and the reports of Sproule Associates Limited ("Sproule") dated May 6, 2004 (in respect of the properties acquired pursuant to the West Pembina Acquisition) and dated May 12, 2004 (in respect of Fairborne's coal bed methane properties in the Clive area of Alberta) and includes the reserves acquired pursuant to the West Pembina Acquisition which was effective March 31, 2004. In the case of Case, based on the report of GLJ dated March 15, 2004 in respect of Case's oil and natural gas reserves.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated July 15, 2004 (the "Underwriting Agreement") between the Corporation and the Underwriters, the Underwriters have agreed to act as, and the Corporation has appointed the Underwriters as, the sole and exclusive agents of the Corporation to offer the Flow-Through Shares for sale at a price of $12.50 per Flow-Through Share, subject to compliance with all necessary legal requirements and terms and conditions of the Underwriting Agreement. The Underwriters have agreed that in the event that less than 1,600,000 Flow-Through Shares are sold by the Underwriters as agents, the Underwriters shall, subject to the terms and conditions of the Underwriting Agreement, purchase as principals, at a price of $12.50 per Flow-Through Share, the Flow-Through Shares not sold by the Underwriters as agents. Closing is expected to occur on or about August 10, 2004, but in any event not later than September 10, 2004. The Underwriting Agreement provides that the Corporation will pay the Underwriters a fee of $0.625 per Flow-Through Share for an aggregate fee of $1,000,000, in consideration for their services in connection with this Offering. The Corporation has agreed to indemnify the Underwriters and their respective affiliates, shareholders, directors, partners, officers, employees and agents against

certain liabilities. Definitive certificates representing the Flow-Through Shares will be available for delivery at Closing. The offering price of the Flow-Through Shares was determined by negotiation between the Corporation and Peters & Co. Limited, on its own behalf and on behalf of the other Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated upon the occurrence of certain stated events. If an Underwriter fails to purchase the Flow-Through Shares which it has agreed to purchase, the remaining Underwriter or Underwriters may terminate their obligation to purchase their allotment of Flow-Through Shares, or may, but are not obligated to, purchase the Flow-Through Shares not purchased by the Underwriter or Underwriters which fail to purchase. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement.

The Corporation has applied to list the shares distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

The Corporation has agreed with the Underwriters that it will not, during the period ending 90 days following the date of Closing, issue or sell any Common Shares or any securities convertible into or exchangeable for Common Shares, without the prior written consent of Peters & Co. Limited, such consent not to be unreasonably withheld, other than any issue of options pursuant to the Corporation's stock option plan or any issue of Common Shares pursuant to options under the Corporation's stock option plan or to satisfy outstanding instruments.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares. In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

CAPITALIZATION OF THE CORPORATION

The following table sets forth the consolidated capitalization of Fairborne as at December 31, 2003 and March 31, 2004 and as at March 31, 2004 after giving effect to the acquisition of Case and the Offering.

	Authorized	As at December 31, 2003	As at March 31, 2004	As at March 31, 2004 after giving effect to the acquisition of Case and the Offering(1)
		(audited)	(unaudited)	(unaudited)
Common Shares(2)	unlimited	$73,040,241 (32,328,169 shares)	$112,728,000 (38,525,935 shares)	$182,701,000 (45,548,894 shares)
Fairborne Preferred Shares	unlimited	nil	nil	nil
Long Term Financial Liabilities and Working Capital(3)		($9,370,682)	($90,870,000)	($83,905,000)

Notes:

(1) After giving effect to and assuming the payment of $2,850,000 of transaction costs relating to the acquisition of Case.

(2) In addition, Fairborne has 3,468,583 Common Shares reserved for issuance pursuant to outstanding options exercisable at prices ranging from $1.75 to $10.35 and 1,960,000 Common Shares issuable at an exercise price of $3.50 per share pursuant to outstanding common share purchase warrants exercisable until May 30, 2006.

(3) Fairborne has an $85 million demand revolving operating credit facility from two Canadian chartered banks. Amounts outstanding under the facility bear interest at the bank's prime rate subject to adjustment if the debt to cash flow ratio exceeds 1.5 to 1 and are secured by a floating charge on all real property and a general security agreement. The facility is subject to regular review and availability under the facility is subject to the bank's valuation of petroleum and natural

gas properties. Case has a revolving production loan facility with a major Canadian chartered bank in an authorized amount of $13 million and amounts outstanding under the facility bear interest at prime plus 0.25%, provided that if the debt to equity ratio is greater than 1 to 1, the rate can be increased to prime plus 0.50%. The facility is secured by a security interest on all of Case's property and assets. The annual review for this facility has been extended to July 31, 2004.

(4) As at March 31, 2004, on a pro forma basis, Fairborne would have had retained earnings of $16,125,000, contributed surplus of $395,000, an asset retirement obligation of $13,537,000 and future income taxes of $29,887,000.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. The holders of the Common Shares are entitled to vote at all meetings of shareholders of Fairborne except meetings at which only holders of another specified class or series of shares are entitled to vote, and are entitled to one vote at all such meetings in respect of each Common Share held. Subject to the prior rights of the holders of the preferred shares, the holders of the Common Shares are entitled to receive any dividend declared by the board of directors of Fairborne and to receive the remaining property of Fairborne upon dissolution. As at July 19, 2004 there were 39,035,635 Common Shares issued and outstanding and no preferred shares were outstanding.

DETAILS OF THE OFFERING

This offering consists of 1,600,000 Flow-Through Shares at a price of $12.50 per share.

Renunciation of CEE

The Flow-Through Shares will be issued as "flow-through shares" under the Tax Act. The Corporation will incur on or before December 31, 2005, and renounce to each subscriber of Flow-Through Shares effective on or before December 31, 2004, CEE in an amount equal to the aggregate purchase price paid by such subscriber. See "Canadian Federal Income Tax Considerations."

Subscriptions for Flow-Through Shares will be made pursuant to one or more subscription and renunciation agreements (collectively, the "Subscription Agreement") to be made between the Corporation and one or more of the Underwriters or one or more sub-agents of an Underwriter, as agent for, on behalf of and in the name of all subscribers of Flow-Through Shares. **Subscribers who place an order to purchase Flow-Through Shares with an Underwriter, or any sub-agent of an Underwriter, will be deemed to have authorized any of such Underwriters, or such sub-agents, to execute and deliver, on their behalf, the Subscription Agreement.**

Pursuant to the Subscription Agreement, the Corporation will covenant and agree (i) to incur on or before December 31, 2005 and renounce to the subscriber effective on or before December 31, 2004, CEE in an amount equal to the aggregate purchase price paid by such subscriber for the Flow-Through Shares, and (ii) that if the Corporation does not renounce to such subscriber, effective on or before December 31, 2004, CEE equal to such amount, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Corporation shall indemnify the subscriber for an amount equal to the amount of any tax payable or that may become payable under the Tax Act (and under any corresponding provincial legislation) by the subscriber as a consequence of such failure or reduction. The Subscription Agreement will contain additional representations, warranties, covenants and agreements by the Corporation in favour of the subscriber of Flow-Through Shares which are consistent with and supplement the Corporation's obligations as described in this short form prospectus.

The Subscription Agreement will also provide representations, warranties and agreements of the subscriber, and by its purchase of Flow-Through Shares each subscriber of Flow-Through Shares offered hereunder subscribers for Flow-Through Shares will be deemed to have represented, warranted and agreed, for the benefit of the Corporation and the Underwriters that: (i) neither the subscriber nor any beneficial purchaser for whom it is acting is a non-resident of Canada for the purposes of the Tax Act; (ii) the subscriber, and any beneficial purchaser for whom it is acting deals, and until January 1, 2006 will continue to deal, at arm's length with the Corporation for the purposes of the Tax Act; (iii) the subscriber, if an individual, is of the full age of majority and otherwise is legally competent to enter into the Subscription Agreement; (iv) other than as provided

herein and in the Subscription Agreement, the subscriber waives any right that it may have to any potential incentive grants, credits and similar or like payments or benefits which accrue as a result of the operations relating to CEE and acknowledges that all such grants, credits, payments or benefits accrue to the benefit of the Corporation; (v) the subscriber has received and reviewed a copy of this short form prospectus; and (vi) the liability of the Corporation to renounce CEE shall be limited to the extent specifically stated in this short form prospectus and the Subscription Agreement.

Notwithstanding the foregoing, the Corporation may enter into one or more subscription and renunciation agreements for Flow-Through Shares on such other terms as may be agreed to by the Corporation and the applicable subscriber.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is a fair and adequate summary of the principal Canadian federal income tax considerations generally relevant to a subscriber who purchases Flow-Through Shares pursuant to this Offering and who, for purposes of the Tax Act and at all relevant times, is resident in Canada, deals at arm's length with the Corporation and holds the Flow-Through Shares as capital property. The Flow-Through Shares will generally constitute capital property to a holder thereof unless the holder holds the Flow-Through Shares in the course of carrying on a business of buying and selling securities or acquires the Flow-Through Shares in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the "Regulations"), all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "CRA"). Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law or administrative practice, nor does it take into account provincial or territorial tax laws of Canada or the tax laws of any foreign jurisdiction. No assurance can be given that the Proposed Amendments will be enacted as proposed (or at all) or that legislative, judicial or administrative changes will not alter the statements made herein.

This summary does not apply to a subscriber (i) that is a "principal-business corporation" within the meaning of the Tax Act; (ii) whose business includes trading or dealing in rights, licenses or privileges to explore for, drill for or take minerals, petroleum, natural gas or other related hydrocarbons; (iii) that is a "financial institution" as defined in subsection 142.2(1) of the Tax Act; or (iv) an interest in which constitutes a "tax shelter investment" within the meaning of the Tax Act.

This summary assumes that the Corporation will make all necessary tax filings in respect of the issuance of the Flow-Through Shares and the renunciation of CEE in the manner and within the time required by the Tax Act and the Regulations, that the Corporation will incur sufficient CEE to enable it to renounce to subscribers all of the CEE covenanted to be renounced by the Corporation pursuant to the Subscription Agreement effective on the dates set out therein and that all expenses discussed herein will be reasonable in amount. This summary assumes that the Corporation will be a "principal-business corporation" at all material times and that the Flow-Through Shares, when issued, will not be "prescribed shares", all within the meaning of the Tax Act.

The income tax consequences to a particular subscriber of an investment in Flow-Through Shares will vary according to a number of factors including the legal status of the subscriber as an individual, a trust, a corporation or a partnership, the province or provinces in which the subscriber resides, carries on business or has a permanent establishment and the amount that would be the subscriber's taxable income but for the investment in the Flow-Through Shares.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular subscriber. Accordingly, each potential subscriber should obtain independent advice regarding the income tax consequences of investing in the Flow-Through Shares with reference to the subscriber's own particular circumstances.

Canadian Exploration Expense

The proceeds from the issue of the Flow-Through Shares may, in certain circumstances, be renounced by the Corporation to subscribers as CEE to the extent permitted by and in accordance with the Tax Act. Such CEE which is properly renounced to a subscriber will be deemed to be CEE incurred by the subscriber on the effective date of the renunciation. Certain CEE incurred pursuant to a flow-through share agreement and within 12 months after the end of the calendar year in which the flow-through shares are issued (the "preceding calendar year") can be treated as if incurred in the preceding calendar year, provided that the subscription price for the relevant flow-through shares has been paid for in money during the preceding calendar year, the subscriber deals at arm's length with the Corporation throughout that 12 month period and the renunciation has been duly made within 90 days after the end of such preceding calendar year. For example, certain CEE incurred by the Corporation between January 1, 2005 and December 31, 2005 and renounced by the Corporation to subscribers by March 31, 2005 with an effective date of December 31, 2004 will, to the extent that the Corporation meets certain qualifications and restrictions, be deemed to be CEE incurred by the subscribers on December 31, 2004. Any expenses not incurred by December 31, 2005 will result in an adjustment of the amount previously renounced, which may result in an income tax reassessment of the subscriber. CEE is only available to the initial subscriber and the right to deduct CEE is not transferable with the sale of the Flow-Through Shares.

The Corporation generally will be entitled to renounce CEE incurred by it on or after the date that subscriptions for the Flow-Through Shares are accepted, less (i) any previous renunciations with respect to such expenses, (ii) any portion of those expenses which are prescribed under the Regulations as being "Canadian exploration and development overhead expenses", (iii) certain seismic expenses, and (iv) any assistance that the Corporation has received, is entitled to receive, or may reasonably be expected to receive at any time which is reasonably related to those expenses. The Corporation may not renounce to subscribers an amount in excess of the amount paid by the subscribers for the Flow-Through Shares. Further, the Corporation will not be entitled to renounce CEE to the extent that such renunciation, if effective, would cause the Corporation's own cumulative CEE ("CCEE") to be a negative amount. The Tax Act also restricts the amount of CEE which the Corporation can renounce to the extent that, but for the renunciation, the Corporation would be entitled to claim a deduction in respect of the CEE so renounced in computing its income for purposes of the Tax Act. CRA's published administrative position is that this restriction would not apply merely because the Corporation has insufficient income to otherwise claim the CEE deduction.

A subscriber for Flow-Through Shares to whom the Corporation renounces CEE will have such CEE added to the subscriber's CCEE. A subscriber may deduct in computing the subscriber's income from all sources for a taxation year an amount not exceeding 100% of the balance of the subscriber's CCEE at the end of that taxation year. Deductions claimed by a subscriber reduce the subscriber's CCEE by the amount claimed. To the extent that a subscriber does not deduct the full CCEE balance at the end of the taxation year, the balance will be carried forward and the subscriber will be entitled to claim deductions in respect thereof in subsequent taxation years in accordance with, and subject to the restrictions under, the provisions of the Tax Act. If at the end of a taxation year the reductions in calculating a subscriber's CCEE exceed the additions thereto, the excess must be included in computing the subscriber's income for that year and the subscriber's CCEE will thereupon have a nil balance. The disposition of Flow-Through Shares will not reduce a subscriber's CCEE.

A subscriber who disposes of Flow-Through Shares will retain the entitlement to receive renunciations of CEE from the Corporation as described above, as well as the ability to deduct any CEE previously deemed to have been incurred by the subscriber, and a subsequent purchaser of such Flow-Through Shares will not be entitled to any renunciation of any CEE in respect thereof.

If Flow-Through Shares are purchased by a registered retirement savings or other registered plan, the tax benefits of the CEE will not be available for deduction against the income of the plan's annuitant.

Disposition of Flow-Through Shares

A disposition or deemed disposition of a Flow-Through Share (other than to the Corporation) will result in the holder thereof realizing a capital gain (or a capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the holder's adjusted cost

base of such Flow-Through Share and reasonable costs of the disposition. **For tax purposes, the initial cost to a subscriber of the Flow-Through Shares is deemed to be nil.** The adjusted cost base of any Flow-Through Shares acquired pursuant to this Offering must be averaged with the adjusted cost base of all other Common Shares held by the holder for the purpose of calculating capital gains or capital losses on subsequent dispositions of the Common Shares.

One-half of any such capital gain (a taxable capital gain) must be included in computing the income of the holder in the year of disposition, and one-half of any such capital loss (an allowable capital loss) generally must be deducted against taxable capital gains realized by the holder in the year of disposition. Allowable capital losses in excess of taxable capital gains for the year of disposition generally may be deducted by the holder against net taxable capital gains realized in any of the three preceding years or in any subsequent year, subject to various detailed provisions of the Tax Act including provisions which apply to corporate holders after a change of control.

Cumulative Net Investment Loss

One-half of the amount of CEE renounced to a subscriber will be added to the subscriber's cumulative net investment loss ("CNIL") account. A subscriber's CNIL account may impact a subscriber's ability to access the capital gains deduction available on the disposition of certain qualifying small business corporation shares and farm property.

Minimum Tax

Pursuant to the alternative minimum tax rules in the Tax Act, the tax otherwise payable under Part I of the Tax Act by an individual (other than certain trusts) will not be less than the minimum amount computed by reference to the individual's "adjusted taxable income" for the year. For these purposes the minimum amount generally means the "aggregate percentage" (currently 16%) of adjusted taxable income in excess of $40,000. In calculating adjusted taxable income for this purpose, certain deductions and credits otherwise available are disallowed and certain amounts otherwise not taxable are included in income. These disallowed items include deductions for CEE to the extent the deductions exceed the individual's resource income before deduction of those amounts, and deductions for carrying charges which relate to an investment in flow-through shares to the extent that such deductions exceed the individual's resource income after deductions for resource expenses, including CEE. Also included in adjusted taxable income are 80% of capital gains. Whether and to what extent a particular individual will be subject to minimum tax will depend upon the amount of the individual's income, the sources from which it is derived and the nature and amount of any deductions that are claimed. Any additional tax payable for a year resulting from the application of the minimum tax provisions is recoverable to the extent the tax otherwise determined exceeds the minimum amount for any of the following seven taxation years.

USE OF PROCEEDS

The net proceeds of this offering, after payment of the Underwriters' fee of $1,000,000 and expenses of the issue estimated to be $150,000, will be approximately $18,850,000. See "Plan of Distribution." The net proceeds will be used to incur CEE on the exploration of Fairborne's oil and natural gas properties.

RISK FACTORS

An investment in the Flow-Through Shares is speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and production of, oil and the natural gas reserves. An investor should carefully consider the risk factors set forth below and consider all other information contained herein and incorporated herein by reference.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual

addition of new reserves, any existing reserves the Corporation may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Corporation's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although the Corporation maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Corporation makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired business may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that the Corporation can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of the Corporation, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Corporation.

Competition

Oil and gas exploration is intensely competitive in all its phases and involves a high degree of risk. The Corporation competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Corporation's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of the Corporation. The Corporation's ability to increase reserves in the future will depend not only on its ability to explore and develop its

present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "Industry Conditions" in the Fairborne AIF, incorporated herein by reference. The Corporation's operations may require licenses from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects and the obtaining of such licences and permits may delay operations of the Corporation.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases." The Corporation's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject the Corporation to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those in the *Climate Change and Emissions Management Act* (Alberta) (yet to be proclaimed), may require the reduction of emissions or emissions intensity produced by the Corporation's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of the Corporation.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although the Corporation believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects. See "Industry Conditions" in the Fairborne AIF, incorporated herein by reference.

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control. The Corporation's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Corporation may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The Corporation's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Corporation's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation. These factors include economic conditions, in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

The exchange rate between the Canadian and U.S. dollar also affects the profitability of the Corporation and the Canadian dollar has strengthened recently against the U.S. dollar.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to the Corporation are in part determined by the Corporation's borrowing base. A sustained material decline in prices from historical average prices could reduce the Corporation's borrowing base, therefore reducing the bank credit available to the Corporation which could require that a portion, or all, of the Corporation's bank debt be repaid.

Substantial Capital Requirements

The Corporation anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Corporation's revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's financial condition, results of operations or prospects.

Additional Funding Requirements

The Corporation's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Corporation may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Corporation's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation's ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to the Corporation.

Issuance of Debt

From time to time the Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. Depending on future exploration and development plans, the Corporation may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Corporation's articles nor its by-laws limit the amount of indebtedness that the Corporation may incur. The level of the Corporation's indebtedness from time to time, could impair the

Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases and the Corporation may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements. Similarly, from time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Corporation will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities. To the extent the Corporation is not the operator of its oil and gas properties, the Corporation will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. It is the practice of the Corporation in acquiring significant oil and gas leases or interest in oil and gas leases to fully examine the title to the interest under the lease. In the case of minor acquisitions the Corporation may rely upon the judgment of oil and gas lease brokers or landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest. The Corporation believes that this practice is widely followed in the oil and gas industry. Nevertheless, there may be title defects which affect lands comprising a portion of the Corporation's properties. To the extent title defects do exist, it is possible that the Corporation may lose all or a portion of its right, title, estate and interest in and to the properties to which the title relates.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and cash flows to be derived therefrom, including many factors beyond the Corporation's control. The reserve and associated cash flow information set forth herein represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material. Further, the evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluation.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, GLJ and Sproule, in preparing the reserve reports incorporated by reference herein, have used both constant and forecast price and cost estimates in calculating reserve quantities included herein. Actual future net revenue will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and revenues derived therefrom will vary from the estimates contained in the reports prepared by GLJ and Sproule and such variations could be material. Such reports are based in part on the assumed success of activities the Corporation intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom will be reduced to the extent that such activities do not achieve the level of success assumed in the reports. The reports are effective as of specific effective dates and have not been updated and thus do not reflect changes in the Corporation's resources since such dates.

Insurance

The Corporation's involvement in the exploration for and development of oil and natural gas properties may result in the Corporation becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling the Corporation will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Corporation. The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Corporation's financial position, results of operations or prospects.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expend, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licences and Leases

The Corporation's properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's results of operations and business.

Uncertainty of Global Financial Markets

On September 11, 2001, the United States was the subject of terrorist attacks resulting in significant loss of life and property damage. The events of September 11, 2001 and the response of the United States and other nations have created an environment of uncertainty in global financial markets, the effect of which could have a material impact upon the Corporation, its business and its ability to finance operations.

Dividends

The Corporation has not paid any dividends on its outstanding shares. Payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and other business considerations as the board of directors of the Corporation considers relevant.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on the Corporation and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Corporation.

Third Party Credit Risk

The Corporation is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures could have a material adverse effect on the Corporation and its cash flow from operations.

Conflicts of Interest

The directors or officers of the Corporation may also be directors or officers of other oil and gas companies or otherwise involved in natural resource exploration and development and situations may arise where they are in a conflict of interest with the Corporation. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Acquisition of Case Resources Inc.

The acquisition of Case is subject to certain conditions including, among others, approval of shareholders of Case and Court approval. There is no assurance that such conditions will be satisfied and that the acquisition would be completed. Closing of the Offering is not conditional on closing of the acquisition of Case.

Reliance on Key Personnel

The Corporation's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. The Corporation does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Flow-Through Shares offered hereby will be passed upon on behalf of the Corporation by Burnet, Duckworth & Palmer LLP, Calgary, Alberta and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, Calgary, Alberta.

INTERESTS OF EXPERTS

No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this short form prospectus or in a document that is specifically incorporated by reference into this short form prospectus as having prepared or certified a part of this short form prospectus, or a report or valuation described in this short form prospectus or in a document specifically incorporated by reference into this short form prospectus, has received or shall receive a direct or indirect interest in the property of the Corporation or of any associate or affiliate of the Corporation. As of the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, each owned, directly or indirectly, less than 1% of the outstanding Common Shares. As of the date hereof, the principals of GLJ or of Sproule did not beneficially own, directly or indirectly, any of the outstanding Common Shares.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, except for C. Steven Cohen, the Corporate Secretary of the Corporation, who is a partner at Burnet, Duckworth & Palmer LLP, which law firm renders legal services to the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CONSENT OF DELOITTE & TOUCHE LLP

We have read the preliminary short form prospectus of Fairborne Energy Ltd. (the "Corporation") dated July 19, 2004 qualifying the distribution of 1,600,000 common shares of the Corporation to be issued as flow-through shares. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Case Resources Inc. ("Case") on the consolidated balance sheets of Case as at December 31, 2003 and 2002 and the consolidated statements of earnings and deficit and cash flows for the years then ended. Our report is dated February 27, 2004.

Calgary, Canada
July 19, 2004

(signed) Deloitte & Touche LLP
Chartered Accountants

CONSENT OF KPMG LLP

To the Board of Directors of Fairborne Energy Ltd.

We have read the short form prospectus of Fairborne Energy Ltd. dated •, 2004 relating to the sale and issuance of 1,600,000 common shares of Fairborne Energy Ltd. to be issued on a flow-through basis. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Fairborne Energy Ltd. on the consolidated balance sheets of Fairborne Energy Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 2003 and for the seven month period from May 31, 2002 to December 31, 2002. Our report is dated March 31, 2004.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the directors of Fairborne Energy Ltd. on the schedule of revenue and expenses for selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for each of the years in the three year period ended December 31, 2003. Our report is dated June 10, 2004.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the directors of Pivotal Energy Ltd. on the consolidated balance sheet of Pivotal Energy Ltd. as at December 31, 2002 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the year ended December 31, 2002. Our report is dated March 27, 2003.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the directors of Fairborne Energy Ltd. on the schedule of revenue and expenses for selected properties referred to in the purchase and sale agreement dated April 4, 2002 between Fairborne Energy Ltd. and Devon Canada Corporation and Devon ARL Corporation and the amending agreement dated May 31, 2002 between Fairborne Energy Ltd., 988191 Alberta Ltd., and Devon Canada Corporation, Devon ARL Corporation, 413486 Alberta Ltd. and 418263 Alberta Ltd. for each of the years in the three year period ended December 31, 2001. Our report is dated February 24, 2003.

Chartered Accountants

Calgary, Canada
•, 2004

CONSENT OF MOODY SHIKAZE BOULET LLP

To the Board of Directors of Fairborne Energy Ltd.

We have read the short form prospectus of Fairborne Energy Ltd. dated •, 2004 relating to the sale and issuance of 1,600,000 common shares of the Corporation to be issued on a flow-through basis. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference from the joint information circular to a plan of arrangement involving Pivotal Energy Ltd. (formerly Manhattan Resources Ltd.) and Fairborne Energy Ltd. dated June 2, 2003 (the "Pivotal Circular") in the above-mentioned short form prospectus. The Pivotal Circular contains our report to the directors of Pivotal Energy Ltd. on the balance sheets of the company as at December 31, 2001 and 2000 and the statements of earnings, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2001. Our report is dated March 11, 2002.

Chartered Accountants

Calgary, Canada
•, 2004

CERTIFICATE OF THE CORPORATION

Date: July 19, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta and Ontario.

(signed) Richard A. Walls
President and
Chief Executive Officer

(signed) Robert A. Maitland
Vice President, Finance and
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Gary F. Aitken
Director

(signed) Donald J. Nelson
Director

CERTIFICATE OF THE UNDERWRITERS

Date: July 19, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta and Ontario.

PETERS & CO. LIMITED

By: (signed) Bruce A. Fiell

SPROTT SECURITIES INC.

By: (signed) Philip J. Moore

FIRSTENERGY CAPITAL CORP.

By: (signed) Matthew D. Joss

GMP SECURITIES LTD.

By: (signed) Wade R. Felesky

CANACCORD CAPITAL CORPORATION

By: (signed) Karl B. Staddon

UNDERWRITING AGREEMENT

July 15, 2004

Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, Alberta T2P 3H5

Attention: **Mr. Richard A. Walls**
President and Chief Executive Officer

Dear Sirs:

Re: Offering of 1,600,000 Flow-Through Common Shares

Peters & Co. Limited, Sprott Securities Inc., FirstEnergy Capital Corp., GMP Securities Ltd. and Canaccord Capital Corporation (collectively, the "**Underwriters**") understand that Fairborne Energy Ltd. (the "**Corporation**") proposes to issue and sell an aggregate of 1,600,000 common shares of the Corporation to be issued on a flow-through basis (the "**Flow-Through Common Shares**") at a price of $12.50 per share and the Corporation will incur and thereafter renounce Qualifying Expenditures (as hereinafter defined) to the original purchasers of such Flow-Through Common Shares. We also understand that the Corporation will prepare and file, in accordance with the terms hereof, the Preliminary Prospectus (as hereinafter defined), the Prospectus (as hereinafter defined) and all other necessary documents in order to qualify the Flow-Through Common Shares for distribution to the public in each of the Qualifying Provinces (as hereinafter defined).

Subject to the terms and conditions hereof, the Underwriters hereby agree to act as, and the Corporation by this agreement appoints the Underwriters as, the sole and exclusive agents of the Corporation to offer the Flow-Through Common Shares for sale on the Closing Date (as hereinafter defined), at a price of $12.50 per Flow-Through Common Share, provided that in the event that less than 1,600,000 Flow-Through Common Shares are sold by the Underwriters as agents, the Underwriters hereby severally, and not jointly, agree to purchase, in the respective percentages set forth in paragraph 18, that number of Flow-Through Common Shares that, together with such shares sold by the Underwriters as agents, aggregates 1,600,000 Flow-Through Common Shares. The Corporation hereby agrees to issue and sell to the Underwriters, subject to the provisions hereof, on the Closing Date, such Flow-Through Common Shares.

The Underwriters shall be entitled (but not obligated) in connection with the offering and sale of the Flow-Through Common Shares to retain as sub-agents other registered securities dealers and may receive subscriptions for Offered Shares from subscribers from other registered dealers. The fee payable to any such sub-agent shall be for the account of the Underwriters.

1. Definitions

In this agreement:

(a) "**988191 Alberta Ltd.**" means 988191 Alberta Ltd., a corporation duly incorporated under the ABCA and a wholly-owned subsidiary of the Corporation;

(b) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(c) "**Agreement**" means this agreement and not any particular Article or Section or other portion except as may be specified, and words such as "**hereto**", "**herein**" and "**hereby**" refer to this Agreement as the context requires;

(d) "**AIF**" means the revised initial annual information form of the Corporation dated May 17, 2004, including management's discussion and analysis of the financial condition and results of operations of the Corporation for the year ended December 31, 2003 incorporated by reference therein;

(e) "**Applicable Securities Laws**" means all applicable Canadian securities laws, rules, regulations, notices, instruments, blanket orders and policies in the Qualifying Provinces;

(f) "**ASC**" means the Alberta Securities Commission;

(g) "**Business Day**" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(h) "**Canadian Exploration Expense(s)**" or "**CEE**" means Canadian exploration expense described in paragraph (a) or (d) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act or that would be described in paragraph (h) of such definition if the reference therein to "paragraphs (a) to (d) and (f) to (g.1)" were read as "paragraphs (a) and (d)", excluding any amounts which are prescribed to constitute "Canadian exploration and development overhead expense" under the Tax Act, the amount of any assistance received by the Corporation described in paragraph 66(12.6)(a) of the Tax Act and any expense described in paragraph 66(12.6)(b.1) of the Tax Act;

(i) "**Case**" means Case Resources Inc.;

(j) "**Case Arrangement**" means the arrangement under section 193 of the ABCA involving Case and the Corporation pursuant to which it is proposed that the Corporation will acquire all of the common shares of Case;

(k) "**Case Arrangement Agreement**" means the arrangement agreement dated May 24, 2004 between Case and the Corporation, as it may be amended from time to time;

(l) "**Case Financial Statements**" means the audited comparative consolidated financial statements of Case as at and for the years ended December 31, 2003 and 2002, together with the notes thereto and the auditors' report thereon, and the unaudited consolidated financial statements of Case as at and for the three months ended March 31, 2004 and 2003;

(m) "**Clive/Wood River Properties Financial Statements**" means the audited schedule of revenue and expenses for the Clive/Wood River properties acquired by the Corporation on May 31, 2002 for each of the years ended December 31, 2001, 2000 and 1999, together with the report of the auditors thereon and the notes thereto, and for the five months ended May 31, 2002 and 2001;

(n) **"Closing Date"** means August 10, 2004 or such other date as the parties hereto may agree, but in any event, not later than September 10, 2004;

(o) **"Closing Time"** means 6:30 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Corporation may agree;

(p) **"Commitment Amount"** means the amount equal to $12.50 multiplied by the number of Flow-Through Common Shares subscribed and paid for pursuant to the Flow-Through Subscription Agreements;

(q) **"Common Shares"** means the common shares in the capital of the Corporation and, where appropriate in the context, includes the Flow-Through Common Shares;

(r) **"Corporation"** means Fairborne Energy Ltd., a corporation duly incorporated pursuant to the provisions of the ABCA and, when the context requires or permits, includes its Subsidiaries;

(s) **"Corporation Financial Statements"** means, collectively:

(i) the audited comparative consolidated financial statements of the Corporation as at and for the year ended December 31, 2003 and the seven months ended December 31, 2002, together with the report of the Corporation's auditors thereon and the notes thereto;

(ii) the unaudited interim comparative consolidated financial statements of the Corporation as at and for the three months ended March 31, 2004 and 2003, together with the notes thereto;

(t) **"Corporation's auditors"** means KPMG LLP, chartered accountants, Calgary, Alberta;

(u) **"Corporation's counsel"** means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Corporation, with the consent of the Underwriters, may appoint;

(v) **"distribution"** means **"distribution"** or **"distribution to the public"**, as the case may be, as defined under the Applicable Securities Laws and **"distribute"** has a corresponding meaning;

(w) **"Documents"** means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i) the AIF;

(ii) the Corporation Financial Statements;

(iii) the Corporation's management's discussion and analysis of the financial condition and results of the operations for the three months ended March 31, 2004;

(iv) the Information Circular – Proxy Statement of the Corporation dated April 19, 2004 in connection with the annual and special meeting of shareholders of the Corporation held on June 2, 2004 (excluding those portions thereof

which, pursuant to NI 44-101, are not required to be incorporated by reference in the Prospectuses);

(v) the Clive/Wood River Properties Financial Statements, the Pivotal Financial Statements, the West Pembina Properties Financial Statements and the Case Financial Statements;

(vi) the material change reports of the Corporation dated February 9, 2004 and May 25, 2004;

(vii) the Pro Forma Financial Statements; and

(viii) the information under the heading "Reserves, Data and Future Net Revenue" set forth in Case's Statement of Reserves Data and Other Oil and Gas Information for the Year Ended December 31, 2003 and dated May 11, 2004;

(x) "**Due Diligence Session**" shall have the meaning set forth in paragraph 3(d) hereof;

(y) "**Exchange**" means the Toronto Stock Exchange;

(z) "**Expenditure Period**" means the period commencing on the date of acceptance of the Flow-Through Subscription Agreements and ending on the earlier of:

(i) the date on which the Commitment Amount has been fully expended in accordance with the terms of the Flow-Through Subscription Agreements; and

(ii) December 31, 2005;

(aa) "**Flow-Through Subscription Agreements**" means, collectively, the agreements to be entered into between the Corporation and one or more of the Underwriters or any participants in the Selling Dealer Group for and on behalf of and as agents for purchasers of Flow-Through Common Shares on or prior to the Closing Date setting out the contractual relationship between the Corporation and the purchasers of Flow-Through Common Shares, in form and substance satisfactory to the Corporation and the Underwriters and substantially as set out as Schedule "A" to this agreement or such other form agreed to by the Corporation and the Underwriters;

(bb) "**FP Partnership**" means Fairborne Pivotal Production Partnership, an Alberta general partnership of which the partners are Pivotal and the Partnership;

(cc) "**GLJ**" means Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants of Calgary, Alberta;

(dd) "**GLJ Case Report**" means the independent engineering evaluation conducted by GLJ dated March 15, 2004 evaluating Case's petroleum and natural gas reserves as of December 31, 2003;

(ee) "**GLJ Fairborne Report**" means the independent engineering evaluation conducted by GLJ dated February 15, 2004 evaluating certain of the Corporation's crude oil, natural gas liquids and natural gas reserves as of December 31, 2003;

(ff) "**material change**", "**material fact**" and "**misrepresentation**" shall have the meanings ascribed thereto under the Applicable Securities Laws;

(gg) "**Material Subsidiaries**" means the Partnership, the FP Partnership and Pivotal and any other Subsidiary of the Corporation, the total assets of which constitute more than 10% of the consolidated assets of the Corporation as at March 31, 2004 or the total revenues of which constituted more than 10% of the consolidated revenues of the Corporation for the three months ended March 31, 2004;

(hh) "**MRRS Procedures**" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

(ii) "**NAEI**" means North American Explorers Inc., a corporation duly incorporated under the laws of Wyoming and an indirect wholly-owned subsidiary of the Corporation;

(jj) "**NI 44-101**" means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

(kk) "**Partnership**" means Fairborne Production Partnership, an Alberta general partnership of which the Corporation is the managing partner and the partners are the Corporation and 988191 Alberta Ltd.;

(ll) "**Pivotal**" means Pivotal Energy Ltd., a corporation duly amalgamated under the ABCA and a wholly-owned subsidiary of the Corporation;

(mm) "**Pivotal Financial Statements**" means the audited consolidated financial statements of Pivotal as at and for the three years ended December 31, 2002, 2001 and 2000, together with the notes thereto and the report of the auditors thereon, and the unaudited consolidated financial statements of Pivotal as at and for the three and six months ended June 30, 2003 and 2002;

(nn) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Corporation to be dated July 19, 2004 and any amendments thereto, in respect of the distribution of the Flow-Through Common Shares including the documents incorporated by reference therein;

(oo) "**Pro Forma Financial Statements**" means the unaudited pro forma consolidated balance sheet of the Corporation as at March 31, 2004, the pro forma combined statement of operations of the Corporation for the three months ended March 31, 2004 and the unaudited pro forma combined statement of operations of the Corporation for the year ended December 31, 2003, together with the compilation report thereon, all as incorporated by reference into the Prospectus;

(pp) "**Prospectus**" means the (final) short form prospectus of the Corporation and any amendments thereto, in respect of the distribution of the Flow-Through Common Shares, including the documents incorporated by reference therein;

(qq) "**Prospectuses**" means, collectively, the Preliminary Prospectus and the Prospectus;

(rr) **"Public Record"** means all information filed by or on behalf of the Corporation with the Securities Commissions, including without limitation, the Documents, the Prospectuses, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(ss) **"Qualifying Expenditures"** means expenses that are CEE at the date they are incurred;

(tt) **"Qualifying Provinces"** means the provinces of British Columbia, Alberta and Ontario;

(uu) **"Securities Commissions"** means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(vv) **"Selling Dealer Group"** means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Flow-Through Common Shares pursuant to this agreement;

(ww) **"Sproule"** means Sproule Associates Limited, independent oil and natural gas reservoir engineers, Calgary, Alberta;

(xx) **"Sproule Acquisition Report"** means the independent engineering evaluation conducted by Sproule dated May 6, 2004 of certain crude oil, natural gas liquids and natural gas reserves acquired by the Corporation in the West Pembina area as at December 31, 2003;

(yy) **"Sproule Report"** means the independent engineering evaluation conducted by Sproule dated May 12, 2004 of the natural gas reserves attributable to certain coal bed methane properties of the Corporation effective December 31, 2003;

(zz) **"Subsidiary"** means a subsidiary in respect of the Corporation within the meaning of the *Securities Act* (Alberta) and includes, without limitation, each of Pivotal, 988191 Alberta Ltd., the Partnership, the FP Partnership and NAEI;

(aaa) **"Supplementary Material"** means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Corporation under the Applicable Securities Laws;

(bbb) **"Tax Act"** means the *Income Tax Act* (Canada) and the regulations thereunder;

(ccc) **"Underwriters' counsel"** means Blake, Cassels & Graydon LLP or such other legal counsel as the Underwriters, with the consent of the Corporation may appoint; and

(ddd) **"West Pembina Properties Financial Statements"** means the audited schedule of revenue and expenses for the three years ended December 31, 2003, 2002 and 2001 and the report of the auditors thereon and the unaudited schedule of revenue and expenses for the three months ended March 31, 2004 and 2003 in respect of the certain oil and natural gas assets acquired by the Corporation from BP Canada Energy Company completed on March 31, 2004.

In addition, unless otherwise defined herein capitalized terms shall have the meanings ascribed thereto in the Prospectuses.

2. Underwriting Fee

In consideration for their services in acting as agent in respect of, and underwriting the distribution of and purchasing, the Flow-Through Common Shares, the Corporation agrees to pay the Underwriters at the Closing Time a fee (the "**Underwriting Fee**") of $0.625 per Flow-Through Common Share for each Flow-Through Common Share purchased (being an aggregate amount of $1,000,000).

The Underwriting Fee may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Flow-Through Common Shares and withheld for the account of the Underwriters. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax ("**GST**") provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that the Canada Revenue Agency determines that GST provided for in the *Excise Tax Act* (Canada) is exigible on the Underwriting Fee, the Corporation agrees to pay the amount of GST forthwith upon the request of the Underwriters. The Corporation also agrees to pay the Underwriters' expenses as set forth in paragraph 10 hereof.

3. Qualification for Sale

(a) The Corporation represents and warrants to the Underwriters that it is eligible to use the prompt offering qualification system described in NI 44-101 for the distribution of the Flow-Through Common Shares.

(b) The Corporation shall elect and comply in all material respects with the MRRS Procedures and shall:

(i) not later than 5:00 p.m. (Calgary time) on July 19, 2004, have prepared and filed the Preliminary Prospectus and other documents required under the MRRS Procedures and Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator; and

(ii) have obtained from the ASC a preliminary decision document pursuant to the MRRS Procedures dated not later than July 19, 2004, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

(iii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions:

(A) but not later than July 30, 2004 (or such later date as may be agreed to in writing by the Corporation and the Underwriters), have prepared and filed the Prospectus and other documents required under the MRRS Procedures and Applicable Securities Laws with the Securities Commissions; and

(B) have obtained from the ASC a final decision document under the MRRS Procedures dated not later than July 30, 2004 (or such later date as may be agreed to in writing by the Corporation and the

Underwriters), evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfilled all legal requirements to enable the Flow-Through Common Shares to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province; and

(iv) until the completion of the distribution of the Flow-Through Common Shares, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Flow-Through Common Shares for distribution or, in the event that the Flow-Through Common Shares have, for any reason, ceased to so qualify, to again qualify the Flow-Through Common Shares for distribution.

(c) Prior to the filing of the Prospectuses and, during the period of distribution of the Flow-Through Common Shares, prior to the filing with any Securities Commissions of any Supplementary Material or any documents incorporated by reference therein after the date hereof, the Corporation shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents.

(d) During the period from the date hereof until completion of the distribution of the Flow-Through Common Shares, the Corporation shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material. Without limiting the generality of the foregoing, the Corporation shall make available its directors, senior management and audit committee, and shall use commercially reasonable efforts to cause its auditors (including of any predecessor entity or business) and independent engineers (including of any predecessor entity or business) to be available, to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to the Closing Time (the "**Due Diligence Session**"). The Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Corporation shall provide written responses to such questions and shall use its commercially reasonable efforts to have its auditors and independent engineers and audit committee provide written responses to such questions in advance of the Due Diligence Session and the Underwriters shall have the right to retain an independent accounting firm to review the Financial Statements with such costs to be borne by the Corporation.

(e) The Corporation shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Flow-Through Common Shares for distribution to the public in the Qualifying Provinces.

4. Delivery of Prospectus and Related Documents

The Corporation shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

  (i) copies of the Preliminary Prospectus and the Prospectus signed as required by the Applicable Securities Laws; and

  (ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(b) as soon as they are available, copies of any Supplementary Material, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters; and

(c) prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from each of the Corporation's auditors and any other auditors who have audited any of the financial statements included in or incorporated by reference in the Prospectus, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Corporation or other applicable entity or business and have found such information and percentages to be in agreement, which comfort letter shall be based on the applicable auditors' review having a cut-off date of not more than two Business Days prior to the date of the Prospectus.

Comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

The deliveries referred to in paragraph 4(a) and (b) shall also constitute the Corporation's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses and any Supplementary Material in connection with the offering and sale of the Flow-Through Common Shares.

5. Commercial Copies

(a) The Corporation shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses, cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material in such numbers and in such

cities as the Underwriters may reasonably request by oral or written instructions to the Corporation or the printer thereof given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents.

(b) The Corporation shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplemental Materials as the Underwriters may reasonably request.

6. Material Change and Certain Other Covenants

(a) During the period of distribution of the Flow-Through Common Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated or threatened) in or affecting the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation and its Subsidiaries, taken as a whole;

(ii) any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus or any Supplementary Material; and

(iii) the occurrence of a material fact or event which, in any such case, is, or may be, of such a nature as to:

(A) render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

(C) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Securities Laws,

provided that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b) During the period of distribution of the Flow-Through Common Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission or similar regulatory authority, the Exchange or any other competent authority of any order to cease or

suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Corporation of any communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Flow-Through Common Shares.

(c) The Corporation will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in paragraphs 6(a) or 6(b) above and the Corporation will prepare and file promptly at the Underwriters' request any amendment to the Prospectus or Supplementary Material as may be required under Applicable Securities Laws; provided that the Corporation shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material as filed with the Securities Commissions, and of letters with respect to each such Supplementary Material substantially similar to those referred to in paragraph 4 above.

(d) During the period of distribution of the Flow-Through Common Shares, the Corporation will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statement of the Corporation;

(ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(iii) any press release of the Corporation.

(e) The Corporation agrees to use the proceeds from the issuance and sale of the Flow-Through Common Shares to fund ongoing exploration on the Corporation's properties.

(f) The Corporation agrees to fulfill its obligations and comply with the terms and conditions of the Flow-Through Subscription Agreements and agrees that the subscription funds for the Flow-Through Common Shares will be expended in accordance with the terms of the Flow-Through Subscription Agreements and the provisions hereof.

7. Representations and Warranties of the Corporation

(a) Each delivery of the Preliminary Prospectus, the Prospectus and any Supplementary Material pursuant to paragraph 4 above shall constitute a representation and warranty to the Underwriters by the Corporation (and the Corporation hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this Agreement) that:

(i) all of the information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Corporation and the Flow-Through Common Shares as required under Applicable Securities Laws;

(ii) the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws, including without limitation NI 44-101; and

(iii) except as is disclosed in the Public Record, there has been no intervening material change (adverse material change until filing of the Prospectus) (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus and any Supplementary Material to the time of delivery thereof, in the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation and its Subsidiaries, taken as a whole.

(b) In addition to the representations and warranties contained in clause 7(a) hereof, the Corporation represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this Agreement, that:

(i) each of the Corporation and its Material Subsidiaries have been duly incorporated, amalgamated or formed, as the case may be, and is validly existing under the laws of the jurisdiction of its incorporation, amalgamation or formation, as the case my be, and has all requisite corporate or partnership capacity, power and authority to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own its properties and assets;

(ii) each of the Corporation and its Material Subsidiaries is qualified to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business;

(iii) each of the Corporation and its Material Subsidiaries has conducted and each of the Corporation and its Material Subsidiaries is conducting and will conduct its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it of each jurisdiction in which it carries on a material portion of its business and holds all licences, registrations and qualifications in all jurisdictions in which it carries on a material portion of its business which are necessary or desirable to carry on the business of the Corporation and its Material Subsidiaries, as the case may be, as now conducted and as presently proposed to be conducted, all such licences, registrations or qualifications are valid and existing and in good standing and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of the Corporation or its Subsidiaries (taken as a whole) as now conducted or as proposed to be conducted, and the Corporation is not aware of any legislation, regulation, rule or lawful requirements presently in force or proposed to be brought into force which the Corporation anticipates the Corporation or the Subsidiaries will be unable to comply with without materially adversely affecting the Corporation;

(iv) the Corporation does not have any Subsidiaries other than the Partnership, the FP Partnership, Pivotal, 988191 Alberta Ltd., and NAEI; all of the issued and outstanding common shares of each of Pivotal, 988191 Alberta Ltd. and NAEI are validly issued as fully paid and non-assessable, the Corporation is, directly or indirectly, the beneficial holder of all such issued and outstanding common shares and holds such common shares with valid and marketable title to the common shares free and clear of any liens, pledges, charges, encumbrances, security interests or other adverse claims whatsoever (other than bank security) and no person, firm, corporation or other entity holds any securities convertible or exchangeable into shares of any of Pivotal, 988191 Alberta Ltd. or NAEI or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or other acquisition of any unissued shares, securities (including convertible securities) or warrants of any of Pivotal, 988191 Alberta Ltd. or NAEI; the Corporation and 988191 Alberta Ltd. are the only partners of the Partnership and Pivotal and the Partnership are the only partners of the FP Partnership, the Corporation is the general partner of the Partnership, and no person, firm, corporation or other entity holds any securities convertible or exchangeable into partnership interests of the Partnership or the FP Partnership, respectively, or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or other acquisition of any unissued partnership interests, securities (including convertible securities) or warrants of the Partnership or

the FP Partnership, respectively; and the Corporation has no material shareholdings in any other corporation or business organization;

(v) the minute books for each of the Corporation and its Material Subsidiaries and the record books of the Partnership contain full, true and correct copies of the constating documents of the Corporation and its Material Subsidiaries, as applicable, and contain copies of all minutes of all meetings and all consent resolutions of the directors, committees of directors and shareholders or partners, as applicable, of the Corporation and its Material Subsidiaries, respectively, and all such meetings were duly called and properly held and all consent resolutions were properly adopted;

(vi) the books of account and other records of each of the Corporation and its Subsidiaries, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices;

(vii) each of the Corporation and its Material Subsidiaries has duly and timely filed, in proper form, returns in respect of taxes under the Tax Act, the income tax legislation of any province of Canada or any foreign country having jurisdiction over affairs of the Corporation and its Material Subsidiaries, as the case may be, the *Freehold Mineral Rights Tax Act* (Alberta) and similar legislation of other provinces having jurisdiction over the affairs of the Corporation for all periods in respect of which such filings have heretofore been required, and all taxes shown thereon and all taxes owing with respect to periods ending prior to January 1, 2004 have been paid or accrued on the books of the Corporation and its Material Subsidiaries, as the case may be, and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period, and all payments by the Corporation and its Material Subsidiaries, as the case may be, to any non-resident of Canada have been made in accordance with applicable legislation in respect of withholding tax; there are no assessments or reassessments respecting the Corporation or its Material Subsidiaries pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority and the Corporation and its Material Subsidiaries has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation;

(viii) all filings made by the Corporation and its Material Subsidiaries under which the Corporation or any Material Subsidiary has received or is entitled to government incentives, have been made in accordance, in all material respects, with all applicable legislation and contain no misrepresentations of material fact or omit to state any material fact which could cause any amount previously paid to the Corporation or its Subsidiaries or previously accrued on the accounts thereof to be recovered or disallowed;

(ix) except to the extent that any violation or other matter referred to in this subparagraph does not have a material adverse effect on the business,

financial condition, assets, properties, liabilities or operations of the Corporation and its Subsidiaries (taken as a whole):

(A) the Corporation and each of its Subsidiaries is not in violation of any applicable federal, provincial, state, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "**Environmental Laws**");

(B) the Corporation and each of its Subsidiaries has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(C) except as have been disclosed in writing to the Underwriters, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Corporation or any of its Subsidiaries that have not been remedied;

(D) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Corporation or any Subsidiary;

(E) the Corporation and each of its Subsidiaries has not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign ("**Government Authority**") the occurrence of any event which is required to be so reported by any Environmental Law; and

(F) the Corporation and each of its Subsidiaries holds all licences, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licences, permits and approvals are in full force and effect, and except for (A) notifications and conditions of general application to assets of the type owned by the Corporation and its Subsidiaries, and (B) notifications relating to reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta), and the Corporation and each of its Subsidiaries has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(x) any and all operations of the Corporation and each of its Material Subsidiaries, and, to the knowledge of the Corporation, any and all operations by third parties, on or in respect of the assets and properties of the Corporation and its Material Subsidiaries, have been conducted in

accordance with good oil and gas industry practices and in material compliance with applicable laws, rules, regulations, orders and directions of governmental and other competent authorities;

(xi) in respect of the assets and properties of each of the Corporation and its Material Subsidiaries that are operated by it, if any, each of the Corporation and its Material Subsidiaries holds all valid licences, permits and similar rights and privileges that are required and necessary under applicable law to operate the assets and properties of the Corporation and its Material Subsidiaries, as the case may be, as presently operated;

(xii) the Corporation has full corporate capacity, power and authority to enter into this Agreement, the Flow-Through Subscription Agreements and the Case Arrangement Agreement and to perform its obligations set out herein and therein (including, without limitation, to create, issue and sell the Flow-Through Common Shares, renounce the Qualifying Expenditures and complete the Case Arrangement), and this Agreement, the Flow-Through Subscription Agreements and the Case Arrangement Agreement have been duly authorized, executed and delivered by the Corporation and this Agreement and the Flow-Through Subscription Agreements are legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their terms subject to laws relating to creditors' rights generally and except as rights to indemnity may be limited by applicable law;

(xiii) the Corporation has the necessary corporate power and authority to execute, deliver and file the Prospectuses and, prior to filing the Prospectuses, all requisite action will have been taken by the Corporation to authorize the execution, delivery and filing of the Prospectuses;

(xiv) at the Closing Date the Flow-Through Common Shares will be issued as fully paid and non-assessable Common Shares in the capital of the Corporation;

(xv) the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of, this Agreement, the Flow-Through Subscription Agreements or the Case Arrangement Agreement by the Corporation or any of the transactions contemplated hereby or thereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, by-laws or resolutions of shareholders or partners, as applicable, or directors of the Corporation or any Subsidiary, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any Subsidiary is a party or by which it is bound, or any law, judgment, decree, order, statute, rule or regulation applicable to the Corporation or any Subsidiary which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation and its Subsidiaries (taken as a whole) or their respective properties or assets (on a consolidated

basis) or would impair the ability of the Corporation to consummate the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations contained in this Agreement, the Flow-Through Subscription Agreements or the Case Arrangement Agreement;

(xvi) there has not been any material adverse change in the capital, assets (including oil, natural gas and natural gas liquids reserves and information or data relating to the estimated value of such reserves), liabilities (absolute, accrued, contingent or otherwise), business, operations, capital or condition (financial or otherwise) of the Corporation and its Subsidiaries (taken as a whole) from the position set forth in the Corporation Financial Statements (other than as have been disclosed in the Documents); and since December 31, 2003 there have been no material facts, transactions, events or occurrences which, to the knowledge of the Corporation, could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Corporation and its Subsidiaries (taken as a whole) which have not been disclosed in the Documents or in writing to the Underwriters;

(xvii) the Corporation Financial Statements fairly present, in all material respects and in accordance with generally accepted accounting principles in Canada consistently applied, the consolidated financial position and condition of the Corporation and its Subsidiaries (taken as a whole) as at the dates thereof and the consolidated results of the operations of the Corporation and its Subsidiaries (taken as a whole) for the periods then ended and reflect all liabilities (absolute, accrued, contingent or otherwise) of the Corporation and its Subsidiaries as at the dates thereof that are required to be reflected therein in accordance with generally accepted accounting principles in Canada and the Corporation has no additional material liabilities which are not set forth in the Corporation Financial Statements and which are required in accordance with generally accepted accounting principles in Canada to be disclosed therein;

(xviii) there has not been any reportable disagreement (within the meaning of National Policy Statement No. 31 of the Canadian Securities Administrators) with the auditors of the Corporation;

(xix) neither the Corporation nor any of its Subsidiaries is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the Corporation or its Subsidiaries and applicable laws, indemnification agreements or covenants that are entered into arising in the ordinary course of business, including operating and similar agreements, indemnification and contribution provisions in agency and underwriting agreements and in subscription receipt indentures and transfer agency agreements) or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person (other than the Corporation and/or a Subsidiary of the Corporation);

(xx) other than as disclosed in the Documents, neither the Corporation nor any of its Subsidiaries has any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm's length with the Corporation or its Subsidiaries that are currently outstanding;

(xxi) except as disclosed in the Documents or as otherwise disclosed in writing to the Underwriters, there are no actions, suits, proceedings or inquiries pending or threatened against or affecting the Corporation or any Subsidiary at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital or condition (financial or otherwise) or assets of the Corporation and its Subsidiaries (taken as a whole) or which affects or may affect the distribution of the Flow-Through Common Shares or which would impair the ability of the Corporation to consummate the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations contained in this Agreement, the Flow-Through Subscription Agreements or the Case Arrangement Agreement and the Corporation is not aware of any existing ground on which such action, suit, proceeding or inquiry might be commenced with any reasonable likelihood of success;

(xxii) the information and statements set forth in the Public Record were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statement, and were prepared in accordance with and complied with Applicable Securities Laws and the Corporation has not filed any confidential material change reports still maintained on a confidential basis;

(xxiii) the authorized capital of the Corporation consists of an unlimited number of Common Shares of which 39,035,635 Common Shares are currently issued and outstanding, each of which shares is validly issued, fully paid and non-assessable, and an unlimited number of preferred shares, issuable in series, of which none are currently issued or outstanding;

(xxiv) no person, firm, corporation or other entity holds any securities convertible or exchangeable into shares of the Corporation or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or other acquisition of any unissued securities of the Corporation except: (i) as disclosed in the Public Record; (ii) 3,468,583 Common Shares subject to options granted by the Corporation pursuant to its stock option plan; and (iii) 1,960,000 Common Shares subject to warrants issued by the Corporation;

(xxv) Computershare Trust Company of Canada, at its principal offices in the cities of Calgary and Toronto, has been duly appointed registrar and transfer agent of the Common Shares;

(xxvi) no Securities Commission, other securities commission or similar regulatory authority, the Exchange or other exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened and the Corporation is not in default of any material requirement of Applicable Securities Laws of the provinces of Canada or the United States;

(xxvii) the issued and outstanding Common Shares are listed and posted for trading on the Exchange and the Corporation is in material compliance with the by-laws, rules and regulations of the Exchange;

(xxviii) the Corporation is a "reporting issuer" in each of the Provinces of Alberta, British Columbia and Ontario within the meaning of the Applicable Securities Laws in such provinces and is not in default of any material requirement in relation thereto;

(xxix) the Corporation is duly qualified to file the Prospectuses under NI 44-101 in the Qualifying Provinces;

(xxx) to the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation other than as disclosed to the Underwriters;

(xxxi) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Corporation in connection with the sale and delivery of the Flow-Through Common Shares, except as contemplated hereby;

(xxxii) other than as provided for in this Agreement, the Corporation has not incurred any obligation or liability, contingent or otherwise, or brokerage fees, finder's fees, underwriter's or agent's commission or other similar forms of compensation with respect to the transactions contemplated hereby;

(xxxiii) the form and terms of definitive certificates representing the Common Shares have been duly approved and adopted by the Corporation and comply with all legal requirements relating thereto;

(xxxiv) the Corporation has made available to GLJ and Sproule, prior to the issuance of the GLJ Fairborne Report and the Sproule Report, respectively, for the purpose of preparing the GLJ Fairborne Report and the Sproule Report, respectively, all information requested by GLJ and Sproule, which information did not contain any material misrepresentation. The Corporation has no knowledge of a material adverse change in any information provided to GLJ or Sproule since the date that such information was so provided. The Corporation believes that each of the GLJ Fairborne Report and the Sproule Report reasonably presents the quantity and pre-tax present worth values of the relevant oil and gas reserves of the Corporation contained in the applicable report as at December 31, 2003 based upon information available at the time the GLJ Fairborne Report and Sproule Report were prepared, respectively, and the assumptions as to commodity prices and costs contained

therein and the Corporation believes that at the date of such reports it did not (and as of the date hereof, except as may be attributable to production since the date of such reports does not) overstate the aggregate quantity or pre-tax present worth values of such reserves;

(xxxv) the Corporation believes that each of the Sproule Acquisition Report and the GLJ Case Report reasonably presents the quantity and pre-tax present worth values of the relevant oil and gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such reports as at December 31, 2003 based upon information available at the time the Sproule Acquisition Report and the GLJ Case Report were prepared, respectively, the definitions and basis upon which the Sproule Acquisition Report and the GLJ Case Report were prepared and the assumptions as to commodity prices and costs contained therein, and the Corporation believes that, at the date of such reports, such reports did not (and as of the date hereof, except as may be attributable to production since the date of such reports does not) overstate the aggregate quantity or pre-tax present worth values of such reserves;

(xxxvi) although it does not warrant title, the Corporation does not have reason to believe that the Corporation or any Material Subsidiary does not have title to or the right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purpose of this clause, the foregoing are referred to as the "**Interest**") and does represent and warrant that the Interest is free and clear of adverse claims created by, through or under the Corporation or any Material Subsidiary except as disclosed in the Public Record or those arising in the ordinary course of business, and that, to its knowledge, each of the Corporation and its Material Subsidiaries holds its Interest under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold its Interest would not have a material adverse effect on the Corporation and its Subsidiaries (taken as a whole) or Case, respectively;

(xxxvii) any and all operations of the Corporation and its Material Subsidiaries, and to the best of the Corporation's knowledge, any and all operations by third parties, on or in respect of the assets and properties of the Corporation and its Material Subsidiaries, respectively, have been conducted in accordance with good oilfield practices;

(xxxviii) to the knowledge of the Corporation, none of its directors or officers are subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(xxxix) to the knowledge of the Corporation, except as affected by the transactions contemplated by the Case Arrangement Agreement, the representations and warranties of Case contained in Section 4.1 of the Case Arrangement Agreement are true and correct in all material respects, except as such would not have a material adverse effect on the business, operations, capital or condition (financial or otherwise) of the Corporation, its Subsidiaries and Case (taken as a whole following completion of the Case Arrangement) or on

the ability or willingness of the Corporation to complete the Case Arrangement;

(xl) the closing of the Case Arrangement is scheduled to take place on or about July 27, 2004 and the Corporation has no reason to believe that the Case Arrangement will not be completed substantially on the terms contained in the Case Arrangement Agreement in effect as of the date hereof;

(xli) to the knowledge of the Corporation, after due enquiry, the Clive/Wood River Properties Financial Statements fairly present in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the revenues and expenses attributable to the Clive/Wood River properties and the other information purported to be shown therein of the Clive/Wood River properties as at the dates thereof and for the periods then ended and reflect all revenues, royalties and operating expenses in respect of the Clive/Wood River properties as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xlii) to the knowledge of the Corporation, after due enquiry, the Pivotal Financial Statements fairly present in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Pivotal as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Pivotal as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xliii) the Pro Forma Financial Statements have been prepared and presented in accordance with Canadian generally accepted accounting principles, consistently applied, and in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in the Pro Forma Financial Statements are suitably supported and consistent with the financial results of the Corporation, Pivotal, the West Pembina properties and Case, as applicable, and such statements provide a reasonable basis for the compilation of the Pro Forma Financial Statements and the Pro Forma Financial Statements accurately reflect such assumptions;

(xliv) to the knowledge of the Corporation, after due enquiry, the Case Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Case as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Case as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xlv) to the knowledge of the Corporation, after due enquiry, the West Pembina Properties Financial Statements fairly present in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the revenues and expenses attributable to the West Pembina properties and the other information purported to be shown therein of the West Pembina properties as at the dates thereof and for the periods then ended and reflect all revenues, royalties and operating expenses in respect of the West Pembina properties as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xlvi) the Corporation is a "principal business corporation" as defined in subsection 66(15) of the Tax Act;

(xlvii) except as the result of any agreement or arrangement to which the Corporation is not a party and of which it has no knowledge, upon issuance pursuant to the provisions of the Flow-Through Subscription Agreements, the Flow-Through Common Shares will be "flow-through shares" as defined in subsection 66(15) of the Tax Act and such Flow-Through Common Shares will not constitute "prescribed shares" for the purpose of Regulation 6202.1 included in the Regulations to the Tax Act;

(xlviii) the Corporation has not entered into any agreements or made any covenants with any parties with respect to the renunciation of CEE, which amounts have not been fully expended in respect of any material amount and renounced as required thereunder;

(xlix) the representations and warranties of the Corporation in the Flow-Through Subscription Agreements are, or will on the Closing Date be, true and correct; and

(l) the Corporation has not entered into any agreements or made any covenants with any parties that would restrict the Corporation from entering into the Flow-Through Subscription Agreements and agreeing to incur and renounce Qualifying Expenditures during the Expenditure Period in accordance with the Flow-Through Subscription Agreements, nor that would require the prior renunciation to any other person of Qualifying Expenditures prior to the renunciation of the aggregate Commitment Amount in favour of the subscribers and the Corporation has no outstanding obligations in respect of any material amount to incur and renounce Qualifying Expenditures to any persons.

8. Indemnity

(a) The Corporation shall indemnify and save each of the Underwriters, and each of the Underwriters' affiliates, agents, directors, officers, shareholders, partners and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers,

shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered by or on behalf of the Corporation pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus, Prospectus or any Supplementary Material or such other document or material) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Corporation;

(iii) any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Flow-Through Common Shares imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 8(a)(ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Flow-Through Common Shares; or

(v) any breach of, default under or non-compliance by the Corporation with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of the Exchange or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Corporation hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that

the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

(b) If any claim contemplated by paragraph 8(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the "**Indemnified Person**") shall notify the Corporation (provided that failure to so notify the Corporation of the nature of such claim in a timely fashion shall relieve the Corporation of liability hereunder only if and to the extent that such failure materially prejudices the Corporation's ability to defend such claim) as soon as possible of the nature of such claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Person acting reasonably and that no admission of liability or settlement may be made by the Corporation or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by paragraph 8(a) if:

(i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to the Corporation and that representation of the Indemnified Person and the Corporation by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Corporation shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

(ii) the Corporation shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Corporation of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized by the Corporation in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Corporation, provided that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c) The Corporation hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Corporation by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record.

(d) If any legal proceedings shall be instituted against the Corporation in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Flow-Through Common Shares or if any regulatory authority or stock exchange shall carry out an investigation of the Corporation in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Flow-Through Common Shares and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and, provided such proceeding is not brought as a result of any negligence, fraud, wilful misconduct or any actions or inactions of the Indemnified Person, the Corporation shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e) The rights and remedies of the Indemnified Persons set forth in paragraphs 8 and 9 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f) The Corporation hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this paragraph 8 and under paragraph 9 with respect to all such affiliates, agents, directors, officers, shareholders, partners and employees.

(g) The Corporation waives any right it may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h) The rights of indemnity contained in this paragraph 8 shall not apply if the Corporation has complied with the provisions of paragraphs 3 and 4 and the person asserting any claim contemplated by this paragraph 8 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

(i) If the Corporation has assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Corporation copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Corporation in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Corporation.

9. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from the Corporation on grounds of policy or otherwise, the Corporation and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Corporation on the one hand, and by the Underwriters on the other hand, from the offering of the Flow-Through Common Shares; or

(b) if the allocation provided by paragraph 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph 9(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Corporation, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Corporation (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Corporation, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of the Corporation or the Underwriters and the parties' relative intent knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 8.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Corporation and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this paragraph 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this paragraph 9 shall be limited to the amount actually received by the Underwriters under paragraph 2.

10. Expenses

Whether or not the transactions contemplated herein shall be completed all costs and expenses (including applicable GST) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Flow-Through Common Shares, shall be borne by the Corporation including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) of the Preliminary Prospectus, the Prospectus, any Supplementary Material and the delivery thereof to the Underwriters, the fees and expenses of the Corporation's counsel, the fees and expenses of agent counsel retained by the Corporation or the Corporation's counsel, the fees and expenses of the Corporation's transfer agent and any auditors, engineers and other outside consultants, all stock exchange listing fees, and the reasonable out of pocket expenses of the Underwriters, including the legal fees and disbursements of Underwriters' counsel (such out of pocket expense of the Underwriters not to exceed, in the aggregate, $30,000 exclusive of applicable taxes), and all other costs and expenses relating to the transactions contemplated herein. All fees and expenses incurred by the Underwriters which are reimbursable hereunder shall be payable by the Corporation immediately upon receiving an invoice therefor from the Underwriters.

11. Termination

(a) In addition to any other rights or remedies available to the Underwriters, the Underwriters, or any of them, may, without liability, terminate their obligations hereunder, by written notice to the Corporation given prior to the Closing Time, in the event that after the date hereof and at or prior to the Closing Time:

(i) any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Flow-Through Common Shares is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) in relation to the Corporation or any of its directors or senior officers is announced, commenced or threatened by any securities commission or similar regulatory authority, the Exchange or any other competent authority, or any order is issued under or pursuant to any statute of Canada or any of the provinces of Canada or any other applicable law or regulatory authority (unless based solely on the activities or alleged activities of the Underwriters), or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriters or any one of them, the announcement, commencement, threatening or change, as the case may be, materially adversely affects, or may materially adversely affect, the Corporation or the trading or distribution of the Flow-Through Common Shares or any other securities of the Corporation;

(iii) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any action by government, law or regulation or any other occurrence of any nature whatsoever which in the sole opinion of the Underwriter, acting reasonably, seriously adversely affects, or involves,

or might be expected to seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries (taken as a whole);

(iv) there should occur any material change, change in material fact or occurrence of a material fact or event of the nature referred to in paragraph 6(a) or any development that could result in such a change, event, fact or occurrence, any of which, in the opinion of the Underwriter, as determined by the Underwriter in its sole discretion, acting reasonably, could reasonably be expected to have a material adverse effect on the business, operations or affairs of the Corporation or the market price or value or the marketability of the Flow-Through Common Shares;

(v) the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, covenant, term or condition of this Agreement or a Flow-Through Subscription Agreement;

(vi) the Underwriter has become aware, as a result of its due diligence review or otherwise, of any adverse material fact or change (determined solely by the Underwriter, acting reasonably) with respect to the Corporation which had not been publicly disclosed or disclosed in writing to the Underwriters prior to the date hereof; or

(vii) there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change, which in the sole opinion of the Underwriters, or any one of them, acting reasonably, could be expected to have a significant adverse effect on the market price or value of the Flow-Through Common Shares.

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in paragraph 11(a) or paragraph 12 or 16 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this Agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Flow-Through Common Shares for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to paragraph 11(a) or paragraph 12 or 16 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c) Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Corporation provided that no termination shall discharge or otherwise affect any obligation of the Corporation under paragraph 8, 9, 10 or 16. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

12. Closing Documents

The obligations of the Underwriters hereunder to purchase the Flow-Through Common Shares at the Closing Time shall be conditional upon all representations and warranties and other statements of the Corporation herein being, at and as of the Closing Time, true and correct in all material respects, the Corporation having performed in all material respects, at the Closing Time, all of its obligations hereunder theretofore to be performed and the Underwriters receiving at the Closing Time:

(a) favourable legal opinions of the Corporation's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the Corporation, the offering of the Flow-Through Common Shares and the transactions contemplated hereby, including, without limitation, those matters set forth in Schedule "B", and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Flow-Through Common Shares as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Corporation, the transfer agent and the Corporation's auditors as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Corporation's counsel as to matters which specifically relate to the Corporation or the Common Shares, including the issuance of the Flow-Through Common Shares;

(b) a certificate of the Corporation dated the Closing Date addressed to the Underwriters and signed on behalf of the Corporation by the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer of the Corporation or such other officers of the Corporation satisfactory to the Underwriters, acting reasonably, certifying that:

(i) the Corporation has complied with and satisfied in all material respects all terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Corporation set forth in this Agreement are true and correct in all material respects at the Closing Time, as if made at such time; and

(iii) no event of a nature referred to in paragraph 11(a)(i), 11(a)(ii), 11(a)(iv) or 11(a)(v) has occurred or to the knowledge of such officer is pending, contemplated or threatened (excluding, with respect to paragraph 11(a)(iv), the determination as to the Underwriter's opinion);

and the Underwriters shall have no knowledge to the contrary;

(c) a comfort letter of the Corporation's auditors and those other auditors required to provide a "comfort letter" pursuant to paragraph 4(c) addressed to the Underwriters and dated the Closing Date, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letters referred to in paragraph 4(c)

hereof up to the Closing Time, which comfort letters shall be not more than two Business Days prior to the Closing Date;

(d) evidence satisfactory to the Underwriters that the Flow-Through Common Shares have been conditionally listed on the Exchange, and upon notice to the Exchange shall be posted for trading as at the opening of business on the Closing Date or first trading date after notice of the issuance of the Flow-Through Common Shares;

(e) executed copies of the Flow-Through Subscription Agreements; and

(f) such other certificates and documents as the Underwriters may request, acting reasonably.

13. Deliveries

The sale of the Flow-Through Common Shares to be purchased hereunder shall be completed at the Closing Time at the offices of the Corporation's counsel in Calgary, Alberta or at such other place as the Corporation and the Underwriters may agree. Subject to the conditions set forth in paragraph 12, the Underwriters, on the Closing Date, shall deliver to the Corporation the amount of $20,000,000 by certified cheque, bank draft or wire transfer against delivery by the Corporation of:

(a) the opinions, certificates and documents referred to in paragraph 12;

(b) definitive certificates representing, in the aggregate, all of the Flow-Through Common Shares registered in such name or names as the Underwriters shall notify the Corporation in writing not less than 24 hours prior to the Closing Time; and

(c) payment to Peters & Co. Limited by certified cheque, bank draft or wire transfer or such other means as the Corporation and the Underwriters may agree, of the Underwriting Fee provided for in paragraph 2, being an aggregate fee of $1,000,000.

14. Restrictions on Offerings

The Corporation agrees that, from the date hereof and ending on the date that is 90 days following the Closing Date that it will not offer, or announce the offering of, or make or announce any agreement to issue, sell, or exchange Common Shares or securities convertible or exchangeable into Common Shares without the prior consent of Peters & Co. Limited, not to be unreasonably withheld, provided that notwithstanding the foregoing, the Corporation may grant options to directors, officers, consultants or employees of the Corporation and issue Common Shares on exercise thereof subject to board approved option incentive program or on exercise of other outstanding instruments as of the date hereof, without such consent.

15. Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation be addressed to the Corporation, c/o Mr. Richard A. Walls, President, at the above address, Fax No. (403) 290-7751 with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Steven Cohen
Fax No.: (403) 260-0330

and, in the case of notice to be given to the Underwriters, be addressed to:

Peters & Co. Limited
3900 Bankers Hall West
888 – 3rd Street S.W.
T2P 5C5

Attention: Bruce A. Fiell
Telecopy No.: (403) 261-7570

with a copy to:

Sprott Securities Inc.
#2950, 300 - 5th Ave. S.W.
Calgary, Alberta
T2P 3C4

Attention: Philip Moore
Telecopy No.: (403) 266-4250

with a copy to:

FirstEnergy Capital Corp.
1600 Dome Tower
333 - 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Attention: Matthew D. Joss
Telecopy No.: (403) 262-0688

with a copy to:

GMP Securities Ltd.
#2300, 500 – 4th Ave. S.W.
Calgary, Alberta
T2P 2V6

Attention: Thomas A. Budd
Telecopy No.: (403) 543-3589

with a copy to:

Canaccord Capital Corporation
Suite 400, 409 - 8th Avenue S.W.
Calgary, Alberta T2P 1E3

Attention: Karl B. Staddon
Fax No.: (403) 508-3866

and a copy to:

Blake, Cassels & Graydon LLP
3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8

Attention: Scott R. Cochlan
Fax No.: (403) 260-9700

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

16. Conditions

All terms, covenants and conditions of this Agreement to be performed by the Corporation shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Flow-Through Common Shares, by written notice to that effect given to the Corporation prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other

representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

17. Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in paragraph 7) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Flow-Through Common Shares and the distribution of the Flow-Through Common Shares pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

18. Several Liability of Underwriters

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Flow-Through Common Shares set forth opposite their names set forth in this paragraph 18; and

(b) if any one or more of the Underwriters shall not purchase its applicable percentage of the Flow-Through Common Shares at the Closing Time then the other Underwriters who are willing and able to purchase its own applicable percentage of the total number of Flow-Through Common Shares shall have the right, but shall not be obligated, to purchase all of the percentage of Flow-Through Common Shares which would otherwise have been purchased by such one or more of the Underwriters; the Underwriters exercising such right shall purchase such Flow-Through Common Shares *pro rata* to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event such right is not exercised, the Underwriters which are not in default shall be entitled by written notice to the Corporation to terminate this agreement without liability.

The applicable percentage of the total number Flow-Through Common Shares which each of the Underwriters shall be separately obligated to purchase is as follows:

Peters & Co. Limited	40%
Sprott Securities Inc.	30%
FirstEnergy Capital Corp.	13%
GMP Securities Ltd.	12%
Canaccord Capital Corporation	5%
	100%

Nothing in this Agreement shall obligate the Corporation to sell less than all of the Flow-Through Common Shares or shall relieve any Underwriter in default from liability to the Corporation or any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder.

19. Authority to Bind Underwriters

The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by Peters & Co. Limited, which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters

hereunder, except in respect of any settlement under paragraph 8 or 9, any matter referred to in paragraph 11 or any agreement under paragraph 18.

20. Underwriters Covenants

Each of the Underwriters covenants and agrees with the Corporation that it will:

(a) offer the Flow-Through Common Shares for sale to the public in the Qualifying Provinces;

(b) conduct activities in connection with the proposed offer and sale of the Flow-Through Common Shares in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Flow-Through Common Shares;

(c) use all reasonable efforts to complete the distribution of Flow-Through Common Shares as soon as possible;

(d) not solicit subscriptions for the Flow-Through Common Shares, trade in Flow-Through Common Shares or otherwise do any act in furtherance of a trade of Flow-Through Common Shares in any jurisdictions outside of the Qualifying Provinces;

(e) as soon as reasonably practicable after the Closing Date provide the Corporation with a break down of the number of Flow-Through Common Shares sold in each of the Qualifying Provinces and, upon completion of the distribution of the Flow-Through Common Shares, provide to the Corporation and to the Securities Commissions notice to that effect, if required by Applicable Securities Laws.

For the purposes of this paragraph 20, the Underwriters shall be entitled to assume that the Flow-Through Common Shares may be lawfully offered for sale and sold in the Qualifying Provinces if the final decision document has been issued under the MRRS Procedures evidencing that a receipt for the Prospectus has been issued by the Securities Commissions, provided the Underwriters do not have actual knowledge, and have not been notified in writing by the Corporation, of any circumstances that would legally prohibit such distribution. No Underwriter will be liable to the Corporation under this paragraph 20 with respect to a default by any of the other Underwriters but will be liable to the Corporation only for its own default.

21. Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

22. Relationship Between the Corporation and the Underwriters

The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; and (ii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Applicable Securities Laws

or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as a fiduciary of their clients.

23. Stabilization

In connection with the distribution of the Flow-Through Common Shares, the Underwriters may over-allot or effect within the transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

24. Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Corporation and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

25. Time of the Essence

Time shall be of the essence of this agreement.

26. Counterpart Execution

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

27. Further Assurances

Each party to this agreement covenants agrees that from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

28. Entire Agreement

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Corporation.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Peters & Co. Limited.

PETERS & CO. LIMITED

By: *"Bruce A. Fiell"*

SPROTT SECURITIES INC.

By: *"Philip J. Moore"*

FIRSTENERGY CAPITAL CORP.

By: *"Matthew D. Joss"*

GMP SECURITIES LTD.

By: *"Wade R. Felesky"*

CANACCORD CAPITAL CORPORATION

By: *"Karl B. Staddon"*

ACCEPTED AND AGREED to as of the 15th day of July, 2004.

FAIRBORNE ENERGY LTD.

By: *"Richard A. Walls"*

SCHEDULE "A"

FORM OF SUBSCRIPTION AND RENUNCIATION AGREEMENT

TO: FAIRBORNE ENERGY LTD. (the "**Corporation**")
2900, 605 – 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

1. _______________________, as the duly authorized agent (the "**Agent**") for those persons listed on Schedule "A" attached hereto (the "**Subscribers**") and in the respective numbers set out therein, hereby irrevocably subscribes for _____________ common shares of the Corporation issued on a "flow-through basis" ("**Flow-Through Shares**") at a price of $12.50 per Flow-Through Share for an aggregate subscription price of $______________, upon the terms and conditions set forth in this agreement (the "**Subscription Agreement**") constituted by the acceptance hereof and as described in the final short-form prospectus (the "**Prospectus**") of the Corporation dated July •, 2004.

   The Agent represents and warrants to the Corporation that it has been authorized to enter into this Subscription Agreement on behalf of the Subscribers and to make the representations, warranties and statements contained herein on their behalf. The Subscribers have received a copy of the Prospectus and have tendered payment of their respective subscription price to the Agent in order that it may deliver a certified cheque or bank draft payable to the Corporation in respect thereof.

2. In this Subscription Agreement:

   (a) "**Canadian Exploration Expense(s)**" or "**CEE**" means Canadian exploration expense described in paragraph (a) or (d) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act or that would be included in paragraph (h) of that definition if the reference therein to "paragraphs (a) to (d) and (f) to (g.1)" were read as "paragraphs (a) and (d)", excluding any amounts which are prescribed to constitute "Canadian exploration and development overhead expense" under the Tax Act, the amount of any assistance received by the Corporation described in paragraph 66(12.6)(a) of the Tax Act and any expense described in paragraph 66(12.6)(b.1) of the Tax Act;

   (b) "**Commitment Amount**" means an amount equal to $12.50 multiplied by the number of Flow-Through Shares subscribed for hereunder;

   (c) "**Expenditure Period**" means the period commencing on the date of acceptance of this Subscription Agreement and ending on the earlier of:

      (i) the date on which the Commitment Amount has been fully expended in accordance with the terms hereof; and

      (ii) December 31, 2005;

   (d) "**Principal Business Corporation**" means a principal-business corporation as defined in subsection 66(15) of the Tax Act;

   (e) "**Qualifying Expenditures**" means expenses that are CEE at the date they are incurred; and

(f) **"Tax Act"** means the *Income Tax Act* (Canada), together with any and all regulations promulgated thereunder, as amended from time to time.

3. All capitalized terms used herein and not otherwise defined herein shall have the same meanings herein as are ascribed thereto in the Prospectus.

4. Each Subscriber represents, warrants, covenants, certifies, acknowledges and declares to the Corporation and the Agent (and acknowledges that the Corporation and the Agent are relying thereon) that:

(a) this Subscription Agreement is subject to acceptance by the Corporation and is effective only upon such acceptance;

(b) the Subscriber has received and reviewed a copy of the Prospectus;

(c) except as provided herein or as otherwise set out in the Prospectus, the Subscriber waives any right it may have to any potential incentive grants, credits or similar or like payments or benefits which accrue as a result of the operations relating to CEE and acknowledges that all such grants, credits, payments or benefits accrue to the benefit of the Corporation;

(d) neither the Subscriber nor any beneficial purchaser for whom it is acting is a non-resident of Canada for the purposes of the Tax Act;

(e) the Subscriber, if an individual, is of the full age of majority and is otherwise legally competent to enter into this Subscription Agreement;

(f) the Subscriber, and any beneficial purchaser for whom it is acting deals, and until January 1, 2006 will continue to deal, at arm's length with the Corporation for the purposes of the Tax Act; and

(g) the liability of the Corporation to renounce CEE is limited to the extent specifically stated in the Prospectus and in this Subscription Agreement.

5. The Corporation hereby represents and warrants to and for the benefit of the Subscribers and the Agent (and acknowledges that the Subscribers and the Agent are relying thereon) that:

(a) the Corporation has been duly incorporated and organized, and is a valid and subsisting corporation, under the laws of the Province of Alberta, and is qualified to carry on business in the Province of Alberta and in each other jurisdiction, if any, wherein the carrying out of the activities contemplated hereby makes such qualification necessary;

(b) the Corporation has the full corporate right, power and authority to execute and deliver this Subscription Agreement, to issue the Flow-Through Shares to the Subscribers and to incur and renounce to the Subscribers, Qualifying Expenditures in an amount equal to the Commitment Amount;

(c) the Corporation is, and at all material times will be, a Principal Business Corporation;

(d) the Flow-Through Shares will be "flow-through shares" and, except as the result of an arrangement to which the Corporation has no knowledge and is not a party, will not constitute "prescribed shares" for the purpose of the definition of "flow-through share" in

subsection 66(15) of the Tax Act and Regulation 6202.1 of the Regulations to the Tax Act;

(e) this Subscription Agreement constitutes a valid and binding obligation of the Corporation enforceable against it in accordance with its terms; and

(f) the execution and delivery of, and the performance of the terms of this Subscription Agreement by the Corporation, including the issuance of the Flow-Through Shares, the incurring of Qualifying Expenditures and the renunciation of Qualifying Expenditures to the Subscribers pursuant hereto does not and will not constitute a breach of or constitute a default under the constating documents of the Corporation or any law, regulation, order or ruling applicable to the Corporation or any agreement, contract or indenture to which the Corporation is a party or by which it is bound.

6. The Corporation covenants and agrees with each of the Subscribers:

(a) to keep proper books, records and accounts of all Qualifying Expenditures and all transactions affecting the aggregate Commitment Amount and the Qualifying Expenditures, and upon reasonable notice and on a reasonable basis, to make such books, records and accounts available to an authorized representative of the Subscribers for inspection by such representative on behalf of the Subscribers;

(b) to file with the appropriate tax authorities, the form prescribed by subsection 66(12.68) of the Tax Act together with a copy of this Subscription Agreement and the Prospectus within the time period prescribed by law;

(c) to file with the appropriate tax authorities, the form prescribed by subsection 66(12.7) of the Tax Act on or before the last day of the first month following each month in which any renunciation is made pursuant to the terms of this Subscription Agreement;

(d) to incur, during the Expenditure Period, Qualifying Expenditures in such amount as enables the Corporation to renounce to each of the Subscribers in accordance with the Tax Act and this Subscription Agreement, Qualifying Expenditures in an amount equal to the Commitment Amount of each such Subscriber;

(e) to renounce to each of the Subscribers, effective on or before December 31, 2004, Qualifying Expenditures incurred during the Expenditure Period as required under the Tax Act in an amount equal to the Commitment Amount of each such Subscriber;

(f) to deliver to each Subscriber at the Subscriber's address set forth in Schedule "A" attached hereto, not later than March 31, 2005, a statement setting forth the aggregate amounts of CEE renounced to such Subscriber pursuant hereto;

(g) that the Corporation will not reduce the amount renounced to each Subscriber pursuant to this Subscription Agreement and, in the event that an appropriate tax authority reduces the amount renounced to a Subscriber pursuant to subsection 66(12.73) of the Tax Act, the Corporation shall indemnify such Subscriber as to, and pay to such Subscriber an amount equal to, the amount of any tax payable or that may become payable under the Tax Act (and any other corresponding provincial legislation) by such Subscriber as a consequence of such reduction;

(h) that if the Corporation does not renounce, effective on or before December 31, 2004, to a Subscriber Qualifying Expenditures incurred during the Expenditure Period equal to the Commitment Amount of such Subscriber, the Corporation shall indemnify such Subscriber as to, and pay to such Subscriber, an amount equal to the amount of any tax payable or that may become payable under the Tax Act (and under any corresponding provincial legislation) by such Subscriber as a result of such failure;

(i) that the Corporation will maintain its status as a Principal Business Corporation throughout the Expenditure Period;

(j) to file all forms required under the Tax Act to effectively renounce Qualifying Expenditures in accordance with the provisions of this Subscription Agreement and the Prospectus and, if requested, to promptly provide the Subscribers with a copy of all such forms;

(k) that all Qualifying Expenditures renounced to the Subscribers pursuant to this Subscription Agreement will be Qualifying Expenditures incurred by the Corporation that, but for the renunciation to the Subscribers, the Corporation would be entitled to deduct in computing its income for the purposes of Part I of the Tax Act;

(l) that the Corporation will not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualifying Expenditures to the Subscribers in an amount equal to the Commitment Amount; and

(m) that the Corporation will refrain from entering into any agreements or transactions, or taking deductions which would otherwise reduce its cumulative CEE to an extent, that would preclude the renunciation of Qualifying Expenditures hereunder in an amount equal to the Commitment Amount as contemplated herein.

7. Nothing herein shall constitute or be construed to constitute a partnership of any kind whatsoever between the Subscribers or any of them and the Corporation.

8. The contract arising out of this Subscription Agreement and all documents relating thereto, which by common accord has been and will be drafted in English, shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

9. Time shall be of the essence hereof.

10. The covenants, representations and warranties contained in this Subscription Agreement shall be true and correct as of closing and shall survive the closing of the offering of securities under the Prospectus.

11. The subscriptions of the Subscribers are further subject to any rights available to the Subscribers under applicable laws.

12. This Subscription Agreement shall be binding on and enure to the benefit of the Subscribers and the Corporation and their respective heirs, executors, administrators, successors and assigns.

DATED at the City of Calgary, in the Province of Alberta, this _____ day of August, 2004.

___________________, as duly authorized agent for those Subscribers whose names are set out on Schedule "A" attached hereto.

Per:_________________________________

THIS SUBSCRIPTION AND RENUNCIATION AGREEMENT IS ACCEPTED AND AGREED TO BY THE CORPORATION at the City of Calgary, in the Province of Alberta, this _____ day of August, 2004.

FAIRBORNE ENERGY LTD.

Per:___________________________

SCHEDULE "A"
FAIRBORNE ENERGY LTD.

Name of Subscriber	Address of Subscriber	Social Insurance No. or Corporate Tax Account No.	Number of Flow-Through Shares Subscribed for	Total Subscription Amount @ $12.50 per Share (Commitment Amount)

SCHEDULE "B"

1. each of the Corporation and Pivotal has been duly incorporated or amalgamated, as the case may be, and is validly subsisting under the laws of the jurisdiction of its incorporation or formation, as the case may be, and has all requisite corporate capacity, power and authority to carry on its business as now conducted by it and to own its properties and assets and the Partnership is a general partnership duly formed and existing under the laws of the Province of Alberta and has all requisite partnership power and authority to carry on its business as now conducted by it and to own its property and assets;

2. the Corporation has full corporate power and authority to enter into this Agreement and the Flow-Through Subscription Agreements and to perform its obligations set out herein and therein and this Agreement and the Flow-Through Subscription Agreements have been duly authorized, executed and delivered by the Corporation and each of this Agreement and the Flow-Through Subscription Agreements constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to laws relating to creditors' rights generally and except as rights to indemnity may be limited by applicable law;

3. the execution and delivery of this Agreement and the Flow-Through Subscription Agreements and the fulfillment of the terms hereof and thereof by the Corporation, and the performance of and compliance with the terms of this Agreement and the Flow-Through Subscription Agreements by the Corporation does not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under:

   (a) any applicable laws of the Province of Alberta or the federal laws of Canada applicable therein;

   (b) any term or provision of the articles, by-laws or other constating documents, as applicable, of the Corporation or any Subsidiary, or, of which counsel is aware, any resolutions of the shareholders or partners, as applicable, or directors (or any committee thereof) of the Corporation or any Subsidiary;

   (c) of which counsel is aware, any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound on the Closing Date; or

   (d) of which counsel is aware, any judgment, decree or order, of any court, governmental agency or body or regulatory authority having jurisdiction over the Corporation or any Subsidiary or their respective properties or assets,

   which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) or assets of the Corporation and its Subsidiaries (taken as a whole);

4. the Flow-Through Common Shares have been validly issued as fully paid and non-assessable Common Shares of the Corporation;

5. the Corporation is a "reporting issuer" not in default of any requirement of the *Securities Act* (Alberta), the *Securities Act* (British Columbia) and the *Securities Act* (Ontario) and is not

included in a list of defaulting reporting issuers maintained pursuant to the applicable securities legislation of such Provinces;

6. the attributes of the Flow-Through Common Shares conform in all material respects with the description thereof contained in the Prospectuses;

7. all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Flow-Through Common Shares for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

8. the Corporation has the necessary corporate power and authority to execute and deliver the Prospectuses and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

10. subject to the qualifications set out therein, the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons referred to therein who hold Flow-Through Common Shares;

11. notice of the issuance of the Flow-Through Common Shares has been accepted by the Exchange and the Flow-Through Common Shares have been conditionally approved for listing upon the Exchange, subject to any applicable filing requirements;

12. Computershare Trust Company of Canada has been duly appointed by the Corporation as the transfer agent and registrar for the Common Shares (including the Flow-Through Common Shares);

13. the form and terms of the definitive certificates representing the Common Shares have been duly approved and adopted by the board of directors of the Corporation and comply with all legal requirements relating thereto, including the requirements of the Exchange; and

14. the Flow-Through Common Shares are flow-through shares as defined in subsection 66(15) of the Tax Act and will not constitute "prescribed shares" for purposes of Regulation 6202.1 of the Regulations of the Tax Act,

and additionally relating to the authorized and issued capital of the Corporation.

A|S|C
Alberta Securities Commission

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

FAIRBORNE ENERGY LTD.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia and Ontario have been issued for a preliminary Short Form Prospectus of the above issuer dated July 19, 2004.

DATED at Calgary, Alberta this July 19, 2004

"Agnes Lau"

Agnes Lau
Deputy Director, Capital Markets

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00668257

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

for

CASE RESOURCES INC.

dated

May 11, 2004

ABBREVIATIONS AND CONVERSION

In this document, Case Resources Inc. is referred to on a consolidated basis as Case or the Corporation and the abbreviations set forth below have the following meanings:

Oil, Natural Gas Liquids and Natural Gas

Bbl	barrel
Mcf	thousand cubic feet
Bbls	barrels
Mmcf	million cubic feet
Mbbl	thousand barrels
Mcf/d	thousand cubic feet per day
Mbbl	million barrels
Mmcf/d	million cubic feet per day
Mstb	1,000 stock tank barrels
MMBTU	million British Thermal Units
Bbls/d	barrels per day
Bcf	billion cubic feet
BOPD	barrels of oil per day
GJ	gigajoule
NGLs	natural gas liquids
STB	standard tank barrels

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent on the basis of 1 BOE to 6 Mcf of natural gas. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 1 BOE for 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
BOE/d	barrel of oil equivalent per day
m3	cubic metres
MBOE	1,000 barrels of oil equivalent
$000s or $M	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade.

Reserves Data and Future Net Revenue

An independent engineering evaluation of Case's oil and gas properties was conducted effective as at December 31, 2003 by Gilbert Laustsen Jung Associates Ltd. ("**GLJ**") in accordance with National Instrument 51-101. GLJ's report on this evaluation is herein called the GLJ Evaluation.

The effective date of the information contained in the GLJ Evaluation is December 31, 2003.

The preparation date of the GLJ Evaluation is March 15, 2004 and the preparation date of the information contained in this disclosure is May 11, 2004,

For the purposes of properly understanding the reserves and future net revenue data presented from GLJ's Report it is important to understand each of the following:

The tables below are a summary of the oil, NGL and natural gas reserves of the Corporation and the net present value of future net revenue attributable to such reserves as evaluated in the GLJ Evaluation based on constant and forecast price and cost assumptions. The tables summarize the data contained in the GLJ Evaluation. Due to rounding, certain columns may not add exactly.

The net present value of future net revenue attributable to the Corporation's reserves is based on GLJ's January 2004 price forecast and **is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures, and well abandonment costs for only those wells assigned reserves by GLJ.**

It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to the Corporation's reserves estimated by GLJ represent the fair market value of those reserves.

Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein. The recovery and reserve estimates of the Corporation's oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

The GLJ Evaluation is based on certain factual data supplied by the Corporation and GLJ's opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to Case's petroleum properties and contracts (except for certain information residing in the public domain) were supplied by Case to GLJ and accepted without any further investigation. GLJ accepted this data as presented and neither title searches nor field inspections were conducted.

BOE's may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE as of December 31, 2003

CONSTANT PRICES AND COSTS

The following tables set forth a summary of Case's oil and gas reserves and net present values of future net revenues based on constant prices and costs. The prices used by GLJ for this purpose are WTI at $US 32.52, Light sweet crude at Edmonton at $40.81, AECO-C spot price of $6.09 and a $US/$Cdn. exchange rate of 0.7738.

	Reserves Summary - Constant Prices and Costs									
	LIGHT AND MEDIUM OIL		**HEAVY OIL**		**NATURAL GAS(1)**		**NATURAL GAS LIQUIDS**		**BOEs**	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)	Gross (MBOE)	Net (MBOE)
PROVED										
Developed Producing	1,445	1,114	133	117	2,743	2,013	117	84	2,152	1,651
Developed Non-Producing	425	372	241	216	1,397	1,031	51	38	951	797
Undeveloped	500	389	37	29	875	635	40	29	724	553
TOTAL PROVED	**2,370**	**1,876**	**411**	**362**	**5,015**	**3,678**	**209**	**150**	**3,826**	**3,001**
PROBABLE	1,167	942	311	275	2,404	1,760	107	78	1,986	1,588
TOTAL PROVED PLUS PROBABLE	**3,537**	**2,817**	**722**	**637**	**7,419**	**5,438**	**317**	**228**	**5,812**	**4,589**

(1) Estimates of reserves of natural gas include both associated and non-associated gas.

	Net Present Value of Future Net Revenue(1) – Constant Prices and Costs									
	Before Income Taxes Discounted at (%/year)					**After Income Taxes Discounted at (%/year)**				
RESERVES CATEGORY	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
PROVED										
Developed Producing	50,445	42,602	37,138	33,119	30,037	36,887	31,131	27,156	24,252	22,034
Developed Non-Producing	18,345	13,842	10,907	8,901	7,473					
Undeveloped	11,099	9,041	7,486	6,278	5,321					
TOTAL PROVED	79,888	65,485	55,531	48,299	42,830	53,300	43,446	36,689	31,811	28,140
PROBABLE	41,290	29,060	21,881	17,295	14,164	23,748	16,455	12,225	9,547	7,732
TOTAL PROVED PLUS PROBABLE	121,178	94,545	77,412	65,594	56,994	77,048	59,901	48,914	41,358	35,872

(1) National Instrument 51-101 requires the inclusion of the following statement: estimates of future net revenues whether discounted or not do not represent fair market value.

Total Future Net Revenue[1] - Constant Prices And Costs (Undiscounted) December 31, 2003								
RESERVES CATEGORY	Estimated Future Net Revenues (M$)	Royalties M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenues After Income Taxes (M$)
Proved Reserves	146,291	29,000	27,597	7,935	1,870	79,888	26,588	53,300
Proved plus Probable Reserves	217,952	43,439	40,980	10,359	1,995	121,178	44,130	77,048

(1) National Instrument 51-101 requires the inclusion of the following statement: estimates of future net revenues whether discounted or not do not represent fair market value.

Future Net Revenue By Production Group - Constant Prices And Costs December 31, 2003		
Reserves Category	**Production Group** [1]	Future Net Revenue[2] Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves	**LIGHT AND MEDIUM OIL** (including solution gas and other by-products)	52,771
	HEAVY OIL (including solution gas and other by-products)	2,111
	NATURAL GAS (including by-products but excluding solution gas from oil wells)	0
	PROCESSING REVENUES	649
	Total	**55,531**
Proved plus Probable Reserves	**LIGHT AND MEDIUM OIL** (including solution gas and other by-products)	73,282
	HEAVY OIL (including solution gas and other by-products)	3,043
	NATURAL GAS (including by-products but excluding solution gas from oil wells)	0
	PROCESSING REVENUES	1,087
	Total	**77,412**

(1) The production groupings are determined based upon the primary product produced from each field.
(2) National Instrument 51-101 requires the inclusion of the following statement: estimates of future net revenues whether discounted or not do not represent fair market value.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003
FORECAST PRICES AND COSTS

The following tables set forth a summary of Case's oil and gas reserves and net present values of future net revenue at December 31, 2003 using GLJ's January 1, 2004 forecast prices and costs which are set forth below.

	Summary Of Oil And Gas Reserves - Forecast Prices And Costs									
	LIGHT AND MEDIUM OIL		**HEAVY OIL**		**NATURAL GAS(1)**		**NATURAL GAS LIQUIDS**		**BOEs**	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)	Gross (MBOE)	Net (MBOE)
PROVED										
Developed Producing	1,424	1,105	132	117	2,730	2,003	117	83	2,128	1,640
Developed Non-Producing	425	372	228	205	1,397	1,031	51	38	938	786
Undeveloped	515	407	37	29	882	641	41	29	741	572
TOTAL PROVED	2,365	1,884	398	351	5,010	3,674	209	150	3,807	2,998
PROBABLE	1,158	940	305	270	2,401	1,759	107	78	1,971	1,582
TOTAL PROVED PLUS PROBABLE	3,523	2,825	703	621	7,411	5,433	316	228	5,777	4,580

(1) Estimates of reserves of natural gas include both associated and non-associated gas.

	Net Present Value of Future Net Revenue[1] - Forecast Prices And Costs									
	Before Income Taxes Discounted at (%/year)					**After Income Taxes Discounted at (%/year)**				
RESERVES CATEGORY	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
PROVED										
Developed Producing	38,835	33,469	29,622	26,730	24,475	29,803	25,624	22,659	20,449	18,735
Developed Non-Producing	13,346	10,101	7,997	6,564	5,548					
Undeveloped	7,492	5,954	4,828	3,966	3,287					
TOTAL PROVED	59,673	49,525	42,446	37,261	33,309	41,135	33,893	28,890	25,253	22,499
PROBABLE	29,994	21,284	16,122	12,804	10,528	16,954	11,825	8,821	6,907	5,605
TOTAL PROVED PLUS PROBABLE	89,667	70,808	58,569	50,065	43,838	58,089	45,718	37,711	32,160	28,104

(1) National Instrument 51-101 requires the inclusion of the following statement: estimates of future net revenues whether discounted or not do not represent fair market value.

Total Future Net Revenue[1] - Forecast Prices And Costs (Undiscounted) December 31, 2003								
RESERVES CATEGORY	Estimated Future Net Revenues (M$)	Royalties M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenues After Income Taxes (M$)
Proved Reserves	122,065	23,242	29,062	8,052	2,036	59,673	18,538	41,135
Proved plus Probable Reserves	180,725	34,390	43,955	10,533	2,180	89,667	31,578	58,089

(1) National Instrument 51-101 requires the inclusion of the following statement: estimates of future net revenues whether discounted or not do not represent fair market value.

Future Net Revenue By Production Group - Forecast Prices And Costs December 31, 2003		
RESERVES CATEGORY	Production Group[1]	Future Net Revenue[2] Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves	**LIGHT AND MEDIUM OIL** (including solution gas and other by-products)	40,708
	HEAVY OIL (including solution gas and other by-products)	1,479
	NATURAL GAS (including by-products but excluding solution gas from oil wells)	0
	PROCESSING REVENUES	259
	Total	**42,446**
Proved plus Probable Reserves	**LIGHT AND MEDIUM OIL** (including solution gas and other by-products)	55,814
	HEAVY OIL (including solution gas and other by-products)	2,068
	NATURAL GAS (including by-products but excluding solution gas from oil wells)	0
	PROCESSING REVENUES	686
	Total	**58,569**

(1) The production groupings are determined based upon the primary product produced from each field.
(2) National Instrument 51-101 requires the inclusion of the following statement: estimates of future net revenues whether discounted or not do not represent fair market value.

The following table sets forth the constant commodity prices used by GLJ for the purposes of the constant price cases contained in the GLJ Evaluation.

WTI Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($CDN/bbl)	Bow River Crude Oil Stream at Hardisty	Natural Gas at AECO ($CDN/mmbtu)	Natural Gas Liquids			Currency Exchange Rate	Inflation Rate
				Edm Propane	Edm Butane	Edm C^{5+}		
32.52	40.81	29.81	6.09	29.81	31.81	41.31	0.7738	0.0

The following table sets forth the actual average commodity prices received for 2003 and the forecast prices used by GLJ for the purposes of the GLJ Evaluation.

Historical and Forecast Prices									
Year	WTI Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($CDN/bbl)	Bow River Crude Oil Stream at Hardisty($Cdn./bbl)	Natural Gas at AECO ($CDN/mmbtu)	Natural Gas Liquids			Currency Exchange Rate $US/$Cdn.	Inflation Rate
					Edm Propane	Edm Butane	Edm C^{5+}		
2003 Actual	30.96	43.51	32.01	6.66	32.01	34.01	44.01	0.721	2.8%
GLJ January 1, 2004 Price Forecast									
2004	29.00	37.75	26.75	5.85	26.75	28.75	38.25	0.75	1.5
2005	26.00	33.75	25.75	5.15	21.75	23.75	34.25	0.75	1.5
2006	25.00	32.50	26.00	5.00	20.50	22.50	33.00	0.75	1.5
2007	25.00	32.50	26.00	5.00	20.50	22.50	33.00	0.75	1.5
2008	25.00	32.50	26.00	5.00	20.50	22.50	33.00	0.75	1.5
2009	25.00	32.50	26.00	5.00	20.50	22.50	33.00	0.75	1.5
2010	25.00	32.50	26.00	5.00	20.50	22.50	33.00	0.75	1.5
2011	25.00	32.50	26.00	5.00	20.50	22.50	33.00	0.75	1.5
2012	25.00	32.50	26.00	5.00	20.50	22.50	33.00	0.75	1.5
2013	25.00	32.50	26.00	5.00	20.50	22.50	33.00	0.75	1.5
2014	25.00	32.50	26.00	5.00	20.50	22.50	33.00	0.75	1.5
thereafter	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	0.75	1.5/yr

Reconciliation of Changes in Net Reserves and Future Net Revenue Using Forecast Prices and Costs

2003 Reconciliation of Net Proved Reserves(1) – Forecast Prices and Costs						
2003 Reserves Reconciliation	**Light and Medium Crude Oil (Mbbl)**	**Heavy Crude Oil (Mbbl)**	**Total Crude Oil (Mbbl)**	**Natural Gas (Mmcf)**	**NGL's (Mbbl)**	**Oil Equivalent (MBOE)**
Opening Balance Jan 1, 2003	**2,051**	**507**	**2,558**	**3,748**	**250**	**3,433**
Exploration Discoveries	-	-	-	-	-	-
Drilling Extensions	182	-	182	870	36	363
Improved Recovery	165	-	165	-	-	165
Technical Revisions	-179	90	-89	776	-78	-38
Acquisitions	-	-	-	-	-	-
Dispositions	-57	-254	-311	-1,180	-35	-543
Economic Factors	-6	56	50	2	-	50
Production	-272	-48	-320	-542	-23	-433

Closing Balance December 31, 2003	1,884	351	2,235	3,674	150	2,998

2003 Reconciliation of Net Probable Reserves [(1)] – Forecast Prices and Costs

2003 Reserves Reconciliation	Light and Medium Crude Oil (Mbbl)	Heavy Crude Oil (Mbbl)	Total Crude Oil (Mbbl)	Natural Gas (Mmcf)	NGL's (Mbbl)	Oil Equivalent (MBOE)
Opening Balance Jan 1, 2003	337	174	511	736	43	677
Exploration Discoveries	-	-	-	-	-	-
Drilling Extensions	39	-	39	276	12	97
Improved Recovery	222	-	222	-	-	222
Technical Revisions	354	253	607	953	28	794
Acquisitions	-	-	-	-	-	-
Dispositions	-10	-87	-97	-206	-5	-136
Economic Factors	-1	-70	-71	-	-	-71
Production						
Closing Balance December 31, 2003	941	270	1,211	1,759	78	1,583

2003 Reconciliation of Net Proved plus Probable Reserves[(1)] – Forecast Prices and Costs

2003 Reserves Reconciliation	Light and Medium Crude Oil (Mbbl)	Heavy Crude Oil (Mbbl)	Total Crude Oil (Mbbl)	Natural Gas (Mmcf)	NGL's (mbbl)	Oil Equivalent (MBOE)
Opening Balance Jan 1, 2003	2,388	681	3,069	4,484	293	4,110
Exploration Discoveries	-	-	-	-	-	-
Drilling Extensions	221	-	221	1,146	48	460
Improved Recovery	387	-	387	-	-	387
Technical Revisions	175	343	518	1,729	-50	756
Acquisitions	-	-	-	-	-	-
Dispositions	-67	-341	-408	-1,386	-40	-679
Economic Factors	-7	-14	-21	2	-	-21

Production	-272	-48	-320	-542	-23	-433
Closing Balance December 31, 2003	2,825	621	3,446	5,433	228	4,580

(1)The reserve estimates for the opening balance were prepared using National Policy 2-B reserves definitions. For purpose of the comparison reflected in these tables the probable reserves for the opening balance estimated under National Policy 2-B have been risked at 50%.

Reconciliation Of Future Net Revenue[1] From Net Proved Reserves (Based on Constant Prices and Costs and Discounted at 10% per year)	
	(M$)
Estimated Future Net Revenue at January 1, 2003	**70,703**
Oil and Gas Sales During the Period Net of Production Costs and Royalties (2)	(14,554)
Changes due to Prices and Royalties Related to Forecast Production (3)	(8,255)
Development Costs During the Period (4)	13,178
Changes In Forecast Development Costs (5)	(8,698)
Changes Resulting from Extensions and Improved Recovery (6)	14,902
Changes Resulting from Discoveries (6)	-
Changes Resulting from Acquisitions of Reserves (6)	-
Changes Resulting from Dispositions of Reserves (6)	(6,586)
Accretion of Discount (7)	6,412
Net Change in Income Taxes (8)	-
Changes Resulting from Technical Reserves Revisions	(5,224)
All Other Changes (9)	(6,347)
Estimated Future Net Revenue at December 31, 2003	**55,531**

(1) National Instrument 51-101 requires the inclusion of the following statement: estimates of future net revenues whether discounted or not do not represent fair market value.
(2) Actual before income taxes, excluding General and administrative expenses.
(3) The impact of changes in prices and other economic factors on future net revenue.
(4) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(5) The change in forecast development costs.
(6) End of period net present value of the related reserves.
(7) Estimated as 10% of the beginning of period net present value.
(8) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.
(9) Includes changes due to revised production profiles, development timing, operating costs, royalty rates, actual price received in 2003 versus forecast, etc.

UNDEVELOPED RESERVES

Proved Undeveloped Reserves

Most of Case's proved undeveloped reserves estimated in the GLJ Evaluation are based on infill drilling locations at Haynes or West Hazel. Case intends to drill each of the infill locations to which proved undeveloped reserves are attributed in the GLJ Evaluation within the next two years.

Probable Undeveloped Reserves

The probable undeveloped reserves estimated in the GLJ Evaluation are also based on infill drilling locations at Haynes or West Hazel. Case intends to drill each of the infill locations to which probable undeveloped reserves are attributed in the GLJ Evaluation within the next two years.

SIGNIFICANT FACTORS OR UNCERTAINTIES

National Instrument 51-101 requires that this disclosure discuss the significant factors or uncertainties that affect the reserves data presented herein.

The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering, and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on GLJ's production forecasts, prices and economic conditions at the time of preparation of the GLJ Evaluation.

As circumstances change and additional data become available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required over time due to changes in well performance, prices, economic conditions and governmental restrictions. Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance. Such revisions can be either positive or negative.

FUTURE DEVELOPMENT COSTS

The following table sets forth the future development costs which have been deducted in determining future net revenues estimated by the GLJ Evaluation

	Constant prices and costs	**Forecast Prices and Costs**	
Calendar Year	Total Proven	Total Proven	Proven Plus Probable
2004	5,541	5,541	5,635
2005	450	457	2,545
2006	480	495	636
2007	470	491	486
2008	450	478	478
Thereafter	544	590	753
Total Undiscounted	7,935	8,052	10,533
Total Discounted at 10% per year	6,992	7,068	9,140

Case expects to be able to fund the development costs required in the future from internally generated funds and available bank lines. Case does not expect any inordinate costs to be associated with such funding sources.

OIL AND GAS PROPERTIES AND WELLS

Case's important properties and facilities are described in its Annual Report for 2003 that is filed on SEDAR at *www.sedar.com.*

The following table shows Case's producing and non-producing wells at the date of this disclosure.

	Oil Wells				Gas Wells			
	Producing		Non-producing		Producing		Non-producing	
Location	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	21	20.1	10	9.8	11	6.1	11	4.9
Saskatchewan	22	5.5	5	1.25	-	-	-	-
British Columbia	-	-	-	-	-	-	1	0.1
Totals	43	25.6	15	11.05	11	6.1	12	5.0

PROPERTIES WITH NO ATTRIBUTED RESERVES

At December 31, 2003 Case held 22,421 gross acres of undeveloped land and 13,372 net acres of undeveloped land. Of this, 3,040 gross acres (184 net acres) are due to expire prior to the end of 2004.

FORWARD CONTRACTS

Case is not party to any forward contracts except for a transportation services agreement with Nova Gas Transmission which extends to April 30, 2011 and which provides 12.5 $10^3m^3/d$ of firm receipt capacity on the Nova system which is used to transport for sale a portion of the natural gas produced at Haynes.

ABANDONMENT AND RECLAMATION COSTS

Case estimates the future costs for abandonment and reclamation of surface leases, wells, facilities and pipelines by using amounts that are consistent with the actual experience of its technical personnel in handling such matters in the past. For instance, for abandonment of wells and reclamation of surface leases Case uses an average amount of $80,000 per well. Estimated abandonment costs have been included in the GLJ Evaluation.

Case has 53 net wells that will need to be abandoned ultimately. The following table sets forth the total amount of future costs to be incurred by Case in connection with the abandonment and reclamation of wells in the proved category.

Future Abandonment and Reclamation Costs				
	Constant Pricing and Costs		**Forecast Pricing and Costs**	
Proved Reserves	Undiscounted Amount	Discounted Amount at 10% per year	Undiscounted Amount	Discounted Amount at 10% per year
Total amount of the future costs to be incurred by Case in connection with abandonment and reclamation net of salvage value	$1,870,000	1,075,000	$2,036,000	$1,158,000
Portion not deducted in the GLJ Evaluation in determining future net revenues	0	0	0	0
Portion that Case expects to pay in the next three years	$380,000	$325,000	$389,000	$333,000

TAX HORIZON

Case estimates that based on current expenditure plans no income taxes will become payable on Case's income during 2004. If Case continues to grow and expend capital beyond its internally generated cash flow, it is likely that Case will not become taxable so long as such growth continues.

COSTS INCURRED

The following table sets forth amounts of Case's property acquisition costs, exploration costs and development costs for 2003.

2003 Acquisition, Exploration and Development Costs			
Proved Properties Acquisition Costs	Unproved Properties Acquisition Costs	Exploration Costs	Development Costs
$328,079	$888,910	$5,326,735	$8,130,065

EXPLORATION AND DEVELOPMENT ACTIVITIES

The following table sets forth a summary of Case's exploration and development drilling activities during 2003.

	Exploration Wells		Development Wells		Total	
	Gross	Net	Gross	Net	Gross	Net
Oil Wells *	-	-	11	7.25	11	7.25
Natural Gas Wells	5	3.69	-	-	5	3.69
Service Wells	-	-	-	-	-	-
Dry Holes	-	-	-	-	-	-
Totals	**5**	**3.69**	**11**	**7.25**	**16**	**10.94**

*Two of the 100% oil development wells were drilled deeper than the Nisku development targets to explore the Leduc formation and discovered new Leduc pools.

PRODUCTION ESTIMATES

The following Table sets forth the volumes of Case's gross production estimated in the GLJ Evaluation for the 2004 year in estimates of future net revenue using constant prices and costs.

2004 Production Volume Estimates – Constant Prices and Costs										
	Light and Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Natural Gas (mmcf)		NGL's (mbbl)		Oil Equivalent (mboe)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved Producing Reserves	328	245	40	35	936	676	38	27	562	420
Proved Developed Nonproducing	15	13	4	3	338	253	9	7	84	65
Proved Undeveloped	83	61	3	2	134	97	7	5	115	84
Total Proved Reserves	426	319	47	41	1,408	1,026	53	38	760	569
Probable Reserves	35	26	10	9	118	85	4	3	69	52

Proved plus Probable Reserves	460	344	57	50	1,526	1,112	58	42	830	621

The following Table sets forth the volumes of Case's gross production estimated in the GLJ Evaluation for the 2004 year in estimates of future net revenue using forecast prices and costs.

2004 Production Volume Estimates – Forecast Prices and Costs										
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved Producing Reserves	328	246	40	35	936	676	38	27	562	421
Proved Developed Nonproducing	15	13	4	3	338	253	9	7	84	65
Proved Undeveloped	83	61	3	2	134	97	7	5	115	84
Total Proved Reserves	426	320	47	41	1,408	1,026	53	38	760	570
Probable Reserves	35	26	10	9	118	85	4	3	69	52
Proved plus Probable Reserves	460	346	57	50	1,526	1,112	57	41	830	622

PRODUCTION PRICES, ROYALTIES AND PRODUCTION COSTS HISTORY

The following tables sets forth for each product type, on a quarterly basis, for the year ended December 31, 2003, Case's share of average daily production before deduction of royalties, prices received, royalties paid, production costs incurred and netbacks on a per unit of volume basis.

2003 Quarterly Production History					
	Three months ended				
Product Type	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	Full Year 2003
Light and Medium Crude Oil (bbl/d)	985	1,030	994	1,014	1,006
Heavy Crude Oil (bbl/d)	323	178	150	94	185
Natural Gas (mcf/d)	1,785	2,545	1,819	2,351	2,126
NGL's (bbl/d)	173	121	88	119	125
Total (BOE/d)	**1,778**	**1,754**	**1,535**	**1,619**	**1,671**

Light and Medium Crude Oil 2003 Quarterly Price, Royalty, Production Cost and Netback History					
	Three months ended				
Product Type	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	Full Year 2003
Price Received ($/bbl)	48.25	37.17	37.27	37.60	39.98
Royalties Paid ($/bbl)	(13.11)	(10.39)	(9.54)	(9.28)	(10.55)
Production Costs ($/bbl)	(5.23)	(4.62)	(5.15)	(3.74)	(4.67)
Netback ($/bbl)	**29.91**	**22.16**	**22.58**	**24.58**	**24.76**

Heavy Crude Oil 2003 Quarterly Price, Royalty, Production Cost and Netback History					
	Three months ended				
Product Type	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	Full Year 2003
Price Received ($/bbl)	29.13	21.19	21.27	18.11	24.22
Royalties Paid ($/bbl)	(1.60)	(2.13)	(2.55)	(2.78)	(3.47)
Production Costs ($/bbl)	(8.31)	(7.78)	(11.68)	(18.67)	(10.19)
Netback ($/bbl)	**19.23**	**11.28**	**7.04**	**(3.34)**	**10.56**

Natural Gas and NGL 2003 Quarterly Price, Royalty, Production Cost and Netback History					
	Three months ended				
Product Type	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	Full Year 2003
Price Received ($/BOE)	45.46	40.06	35.83	35.68	39.32
Royalties Paid ($/BOE)	(13.46)	(10.65)	(7.53)	(9.12)	(10.28)
Production Costs ($/BOE)	(7.87)	(7.21)	(8.89)	(8.60)	(8.09)
Netback ($/BOE)	24.13	22.20	19.41	17.96	20.95
Natural Gas Price ($/mcf)	7.95	6.87	5.97	5.94	6.64
NGL's Price ($/bbl)	**41.63**	**36.02**	**35.96**	**35.73**	**37.85**

2003 Production Volumes by Product Type					
Total Annual Production Volumes	Light and Medium Crude Oil (bbls/d)	Heavy Crude Oil (bbls/d)	Natural Gas (mcf/d)	NGL's (bbls/d)	Oil Equivalent (BOE/d)
Haynes Property	990	0	1,887	117	1,421
West Hazel Property	0	186	10	0	187
Others	16	0	228	8	62
All Properties	1,006	186	2,126	125	1,671

Dated May 11, 2004

CASE

RESOURCES INC.

NOTICE OF SPECIAL MEETING

to be held July 26, 2004

and

NOTICE OF PETITION

and

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

CASE RESOURCES INC.

and

FAIRBORNE ENERGY LTD.

June 25, 2004


CASE
RESOURCES INC.

June 25, 2004

TO: Holders of Common Shares of Case Resources Inc.

You are invited to attend a special meeting (the "Meeting") of holders of common shares ("Case Shareholders") of Case Resources Inc. ("Case") to be held at the Viking Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta at 10:00 a.m. on July 26, 2004 for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders.

At the Meeting, Case Shareholders will be asked to consider and vote upon an arrangement (the "Arrangement") under the provisions of the *Business Corporations Act* (Alberta) involving Case and Fairborne Energy Ltd. ("Fairborne"). Pursuant to the Arrangement, each issued and outstanding common share of Case ("Case Shares"), other than those held by Case Shareholders who have validly exercised their right of dissent, shall be deemed to be sold, transferred and assigned to Fairborne in exchange for 0.0909 common shares of Fairborne ("Fairborne Shares").

For the Arrangement to proceed, it must be approved by at least 66⅔% of the votes cast by Case Shareholders, present in person or by proxy, at the Meeting. A Case Shareholder shall be entitled to one vote per share on a ballot at the Meeting.

If the requisite Case Shareholder and regulatory approvals are obtained, an order of the Court of Queen's Bench of Alberta approving the Arrangement will be sought following the Meeting.

Case retained GMP Securities Ltd. ("GMP") and Sprott Securities Inc. ("Sprott") as financial advisors to Case and its Board of Directors and GMP delivered to the Board of Directors its opinion that the consideration to be received by Case Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Case Shareholders (the "Fairness Opinion"). **The Board of Directors of Case has carefully reviewed the Fairness Opinion, as well as other relevant matters, and has unanimously concluded that the Arrangement is fair to Case Shareholders and is in the best interests of Case and Case Shareholders and should be placed before Case Shareholders for their approval. The Board of Directors of Case unanimously recommends that you vote in favour of the Arrangement.**

All of the directors and officers of Case have signed lock-up agreements agreeing to vote Case Shares held by them in favour of the Arrangement.

The accompanying Information Circular and Proxy Statement provides a detailed description of the Arrangement, the business and properties of each of Case and Fairborne and the matters to come before the Meeting. Please give this material your careful consideration, and, if you require assistance, consult your financial, income tax or other professional advisor.

To be represented at the Meeting, you must either attend the Meeting in person or complete and sign the enclosed form of proxy and forward it so as to reach or be deposited with the Secretary of Case, c/o Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the Meeting or any adjournment thereof. An envelope addressed to Computershare Trust Company of Canada is enclosed for your convenience.

If you are a non-registered holder of Case Shares and have received these materials from your broker or another intermediary, please complete and return the proxy or other authorization form provided to you by your broker or other intermediary in accordance with the instructions provided with it. Failure to do so may result in your Case Shares not being eligible to be voted at the Meeting.

Yours very truly,

(Signed) *"A. Jeffery Tonken"*

A. Jeffery Tonken
President and Chief Executive Officer
Case Resources Inc.

CASE RESOURCES INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of holders ("Case Shareholders") of common shares ("Case Shares") of Case Resources Inc. ("Case") will be held at the Viking Room, Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on Monday, July 26, 2004, at 10:00 a.m. (Calgary time) for the following purposes:

1. to consider, and if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix "C" to the accompanying information circular and proxy statement dated June 25, 2004 (the "Information Circular"), to approve a plan of arrangement among Fairborne Energy Ltd. ("Fairborne"), Case and the Case Shareholders pursuant to section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the Information Circular; and

2. to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular which accompanies this Notice.

The Board of Directors of Case has fixed the record date for the Meeting at the close of business on June 25, 2004 (the "Record Date"). Only Case Shareholders of record as at the Record Date are entitled to receive notice of the Meeting. Case Shareholders of record on the Record Date will be included in the list of shareholders entitled to vote at the Meeting, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

If you are a registered holder of Case Shares and are unable to attend the Meeting or any adjournment thereof in person, please complete, sign and mail to or deposit the enclosed form of proxy with the Secretary of Case, c/o Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, so that it is received not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.

If you are an unregistered holder of Case Shares and receive these materials through your broker or through another intermediary, please complete and return the form of proxy provided to you by your broker or other intermediary in accordance with the instructions provided therein.

Pursuant to an order of the Court of Queen's Bench of Alberta granted June 25, 2004 (the "Interim Order"), registered holders of Case Shares have been granted the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of such holder's Case Shares in accordance with the provisions of Section 191 of the *Business Corporations Act* (Alberta), as modified and supplemented by the Interim Order. To exercise such right, (1) a written objection to the Arrangement Resolution must be received by Case at 600, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4, Attention: James W. Surbey, Corporate Secretary, not later than 4:00 p.m. (Calgary time) on the last business day prior to the Meeting, (2) the Case Shareholder shall not have voted in favor of the Arrangement Resolution and (3) the Case Shareholder must have otherwise complied with the provisions of Section 191 of the *Business Corporations Act* (Alberta), as modified and supplemented by the Interim Order. The right to dissent is described in the Information Circular and the texts of the Interim Order and Section 191 of the *Business Corporations Act* (Alberta) are set forth in Appendices "B" and "D", respectively, to the Information Circular. **Persons who are beneficial owners of Case Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Case Shares are entitled to dissent. Accordingly, a beneficial owner of Case Shares desiring to exercise this right must make arrangements for the Case Shares beneficially owned by such person to be registered in his, her or its name prior to the time the written objection to the Arrangement Resolution is required to be received by Case or, alternatively, make arrangements for the registered holder of Case Shares to dissent on his, her or its behalf. Failure to strictly comply with the requirements set forth in Section 191 of the *Business Corporations Act* (Alberta), as modified and supplemented by the Interim Order, may result in the loss of any right of dissent.**

BY ORDER OF THE BOARD OF DIRECTORS OF CASE RESOURCES INC.

Calgary, Alberta
June 25, 2004

(Signed) *"A. Jeffery Tonken"*

A. Jeffery Tonken
President and Chief Executive Officer

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF a Plan of Arrangement proposed by Case Resources Inc. involving itself, its Shareholders and Fairborne Energy Ltd.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary, (the "Court") on behalf of Case Resources Inc. ("Case") with respect to a proposed arrangement (the "Arrangement") under Section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving Case, Fairborne Energy Ltd. ("Fairborne") and the holders of common shares of Case (the "Case Shareholders"), which Arrangement is described in greater detail in the Information Circular and Proxy Statement of Case dated June 25, 2004. At the hearing of the Petition, Case intends to seek:

(a) a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b) an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA; and

(c) such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the Petition is directed to be heard at the Court House, 611 - 4th Street S.W., Calgary, Alberta, Canada, on July 26, 2004 at 1:30 p.m. (Calgary time) or as soon thereafter as counsel may be heard. **Any Case Shareholder or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose provided such Case Shareholder or other interested party files with the Court and serves upon Case, on or before Monday, July 19, 2004, a notice of intention to appear setting out such Case Shareholder's or interested party's address for service and indicating whether such Case Shareholder or interested party intends to support or oppose the Petition or make submissions, together with any evidence or materials which are to be presented to the Court.** Service on Case is to be effected by delivery to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Case Shareholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated June 25, 2004, has given directions as to the calling and holding of a special meeting of the Case Shareholders for the purpose of such Case Shareholders voting upon a special resolution to approve the Arrangement and, in particular, has directed that such Case Shareholders shall have the right to dissent under the provisions of Section 191 of the ABCA upon compliance with the terms of the Interim Order.

AND NOTICE IS FURTHER GIVEN that the final order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) of that Act with respect to the distribution of securities of Fairborne pursuant to the Arrangement, on the basis that the Court will have declared that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected, including Case Shareholders.

AND NOTICE IS FURTHER GIVEN that a copy of the Petition and other documents in the proceedings will be furnished to any Case Shareholder or other interested party requesting the same by the undermentioned solicitors for Case upon written request delivered to such solicitors as follows:

Borden Ladner Gervais LLP
Barristers & Solicitors Patent & Trade-Mark Agents
1000 Canterra Tower
400 Third Avenue SW
Calgary, Alberta, T2P 4H2
Attention: David T. Madsen

DATED at the City of Calgary, in the Province of Alberta, this 25th day of June, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF CASE RESOURCES INC.

(Signed) "*A. Jeffery Tonken*"

A. Jeffery Tonken
President and Chief Executive Officer
Case Resources Inc.

TABLE OF CONTENTS

APPENDICES

INFORMATION CIRCULAR AND PROXY STATEMENT

INTRODUCTION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Case for use at the Meeting of Case Shareholders to be held on July 26, 2004 and any adjournment thereof. No person has been authorized to give any information or make any representations in connection with the Arrangement or other matters to be considered at the Meeting other than those contained in this Information Circular and if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Fairborne contained in this Information Circular has been provided by Fairborne. Although Case has no knowledge that would indicate that any of such information is untrue or incomplete, Case does not assume any responsibility for the accuracy or completeness of such information or the failure by Fairborne to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Case. Further, Fairborne has represented to Case in the Arrangement Agreement that it has made all filings required under applicable laws with applicable regulatory authorities, that all such filings have been made in a timely manner, that all such filings, statements contained therein and any other information or statements disseminated to the public by Fairborne, were true, correct and complete in all material respects and did not contain any misrepresentation, as at the date of such information or statements.

The Meeting has been called for the purpose of, among other things, considering and, if deemed advisable, passing the Arrangement Resolution approving the Arrangement.

All summaries of and references to the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit A to the Arrangement Agreement found at Appendix "A" to this Information Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular (other than in the Appendices hereto, unless otherwise stated), but not otherwise defined herein, have the meanings set forth herein under "Glossary of Terms". In this Information Circular, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. Information contained in this Information Circular is given as of June 25, 2004, unless otherwise specifically stated. Details of the Arrangement are set forth below under "Part I — The Arrangement".

FORWARD LOOKING STATEMENTS

Certain statements contained in this Information Circular, and in certain documents incorporated by reference into this Information Circular, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Case believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Information Circular should not be unduly relied upon. These statements speak only as of the date of this Information Circular or as of the date specified in the documents incorporated by reference into this Information Circular, as the case may be.

In particular, this Information Circular, and the documents incorporated herein by reference contain forward-looking statements pertaining to the following:

- quantum of oil and gas reserves;
- projections of market prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and detailed elsewhere in this Information Circular (and in documents incorporated herein by reference):

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and gas operations;
- uncertainties associated with estimating reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems; and
- the other factors discussed under "Part VI — Other Matters — Risk Factors".

These factors should not be construed as exhaustive. Case does not undertake any obligation to publicly update or revise any forward-looking statements.

INFORMATION FOR UNITED STATES SHAREHOLDERS

This solicitation of proxies is not subject to the requirements of section 14(a) of the U.S. Exchange Act. This Information Circular has been prepared in accordance with disclosure requirements in Canada. Case Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The financial statements and pro forma and historical financial information included herein or incorporated by reference herein are subject to Canadian auditing and auditor independence standards and have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and thus are not comparable in all respects to financial statements and pro forma and historical financial information of United States companies.

Likewise, information concerning oil and gas properties, reserves and operations of Case and Fairborne have been prepared in accordance with Canadian disclosure standards and are not comparable in all respects to similar information for United States companies. For example, the SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain terms are used in this Information Circular and documents incorporated herein by reference to describe reserves, such as "probable" and "developed," that the SEC's guidelines strictly prohibit from including in filings with the SEC. Moreover, "proved reserves" are calculated in accordance with Canadian practices using escalated prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of U.S. domestic companies subject to SEC reporting and disclosure requirements.

Except as otherwise indicated, all dollar amounts set forth in this Information Circular and the documents incorporated herein by reference are in Canadian dollars. The following table sets forth (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Year ended December 31,					
	2003	2002	2001	2000	1999	1998
Rate at end of period	$0.7738	$0.6329	$0.6279	$0.6669	$0.6925	$0.6504
Average of last day of each month's rate during period	$0.7186	0.6368	0.6444	0.6725	0.6745	0.6714
High	$0.7738	0.6612	0.6697	0.6969	0.6925	0.7105
Low	$0.6350	0.6209	0.6241	0.6410	0.6535	0.6341

On June 24, 2004 the noon buying rate for $1.00 Canadian was $0.7446 United States.

The Fairborne Shares to be issued to Case Shareholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof. The Fairborne Shares will not be listed for trading on any United States exchange. The U.S. Securities Act imposes limitations on offers to resell and resales of Fairborne Shares issued pursuant to the Arrangement to persons who were "affiliates" of Case or Fairborne before the Arrangement or of Fairborne after the Arrangement. See "Part I — The Arrangement — Other Legal Matters — Resale of Fairborne Shares".

Case Shareholders should be aware that the Arrangement, the exchange of Case Shares for Fairborne Shares and the ownership of Fairborne Shares will have tax consequences in the United States that are not described in this Information Circular. Case Shareholders are advised to consult their own tax advisors to determine the United States federal, state and local tax consequences to them of the Arrangement.

Enforcement by Case Shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that Case and Fairborne are organized under the laws of a jurisdiction outside the United States, that some or all of their officers and directors are residents of countries other than the United States, that some of the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of Case and Fairborne and such persons may be located outside the United States.

The Fairborne Shares to be issued in connection with the Arrangement have not been approved or disapproved by the SEC or the securities regulatory authorities of any state of the United States, nor has the SEC or the securities regulatory authorities of any state of the United States passed on the adequacy or accuracy of this Information Circular. Any representation to the contrary is a criminal offence.

GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms shall have the meanings set out below when used in this Information Circular, including the Summary. Terms and abbreviations used in the Appendices to this Information Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Applicable Laws**" means applicable corporate, securities and other laws, regulations and rules and all policies and rules of applicable stock exchanges;

"**Arrangement**" means the proposed arrangement, under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement;

"**Arrangement Agreement**" means the arrangement agreement dated as of May 24, 2004, between Case and Fairborne pursuant to which Case and Fairborne have proposed to implement the Arrangement, a copy of which is set forth in Appendix "A" to this Information Circular, including any amendments thereto;

"**Arrangement Resolution**" means the special resolution approving the Arrangement to be considered at the Meeting, the full text of which is set forth in Appendix "C" to this Information Circular;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Section 193 of the ABCA to be filed with the Registrar after the Final Order has been made;

"**Board of Directors**" means the board of directors of Case;

"**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

"**Case**" means Case Resources Inc., a body corporate incorporated under the ABCA;

"**Case Acquisition Proposal**" means (a) an inquiry or proposal regarding an acquisition from Case or its shareholders of any securities of Case or any of its subsidiaries (other than on exercise of currently outstanding Case Options); (b) any acquisition of a substantial amount of assets of any of Case or any of its subsidiaries; (c) an amalgamation, arrangement, merger, or consolidation of Case or any of its subsidiaries; or (d) any takeover bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Case or any of its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement, or which would or could be expected to materially reduce the benefits to Fairborne under the Arrangement Agreement or the Arrangement;

"**Case Dissenting Shares**" means all Case Shares which are deemed to have been transferred for cancellation and cancelled on the Effective Date in accordance with the provisions of Article 5.1 of the Plan of Arrangement;

"**Case Options**" means the outstanding options to purchase Case Shares issued to directors, officers, employees and consultants of Case;

"**Case Shares**" means the common shares of Case as constituted on the date hereof;

"**Case Shareholders**" means the holders of Case Shares;

"**Case Termination Fee**" means the fee in the amount of $3.0 million payable by Case to Fairborne in certain circumstances as provided in the Arrangement Agreement;

"**Closing**" means the completion of the transactions contemplated in the Arrangement Agreement;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depositary**" means Computershare Trust Company of Canada;

"**Dissenting Case Shareholders**" means registered holders of Case Shares who validly exercise and do not, prior to the Effective Date, withdraw or otherwise relinquish the right of dissent available to such holders in respect of the Arrangement Resolution pursuant to the Interim Order;

"**Effective Date**" means the date on which Articles of Arrangement are filed with the Registrar;

"**Effective Time**" means the time upon which the Arrangement becomes effective in accordance with the Plan of Arrangement and the ABCA;

"**Fairborne**" means Fairborne Energy Ltd., a body corporate incorporated under the ABCA;

"**Fairborne Shares**" means the common shares of Fairborne as constituted on the date hereof;

"**Fairness Opinion**" means the opinion of GMP dated June 24, 2004, a copy of which is attached hereto as Appendix "F";

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to Section 193 of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**GMP**" means GMP Securities Ltd.;

"**Gilbert Laustsen Jung**" means Gilbert Laustsen Jung Associates Ltd.;

"**Gilbert Laustsen Jung Case Report**" means the report dated March 15, 2004 prepared by Gilbert Laustsen Jung evaluating Case's oil and natural gas reserves as at December 31, 2003;

"**Gilbert Laustsen Jung Fairborne Report**" means the report dated March 18, 2004 prepared by Gilbert Laustsen Jung evaluating Fairborne's oil and gas reserves as at December 31, 2003 (other than those evaluated in the Sproule Report);

"**Information Circular**" means this information circular and proxy statement dated June 25, 2004, together with all appendices hereto, documents incorporated herein by reference and including the summary hereof, distributed by Case in connection with the Meeting;

"**Interim Order**" means the order of the Court ordering the Meeting and setting out certain declarations and directions in respect of the Arrangement and the holding of the Meeting, a copy of which is attached hereto as Appendix "B", as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Lock-Up Agreements**" means agreements entered into between each of the Lock-Up Shareholders and Fairborne pursuant to which the Lock-Up Shareholders have agreed to vote their Case Shares in favour of the Arrangement, subject to the terms and conditions thereof;

"**Lock-Up Shareholders**" means those Case Shareholders that have entered into Lock-Up Agreements with Fairborne;

"**Material Adverse Change**" or "**Material Adverse Effect**" means, when used in connection with a party, any change or effect (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, affairs, assets, capitalization, financial condition, licenses, permits, concessions, prospects, rights or liabilities, whether contractual or otherwise, of Case or Fairborne, as the case may be, or its subsidiaries, which is materially adverse to the business, operations or financial condition of Case or Fairborne, as applicable, taken as a whole, other than a change or effect (i) which arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to Case or Fairborne, as applicable, prior to the date of the Arrangement Agreement; (ii) resulting from conditions affecting the oil and gas industry as a whole; (iii) resulting

from general economic, financial, currency exchange, securities or commodity market conditions (including without limitation the prices of crude oil and natural gas) in Canada, the United States and elsewhere; or (iv) solely a change in the trading price of the Fairborne Shares of the Case Shares, as applicable;

"**Meeting**" means the special meeting of Case Shareholders, including any adjournment thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable, approve the Arrangement;

"NI 51-101" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"**Notice of Meeting**" means the notice of the Meeting which accompanies this Information Circular;

"**Notice of Petition**" means the notice of petition which accompanies this Information Circular filed by Case with the Court with respect to the Arrangement and seeking the Final Order;

"**person**" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

"**Plan of Arrangement**" means the plan of arrangement set out in Exhibit 1 to Appendix "A" to this Information Circular as amended or supplemented from time to time;

"**Record Date**" means June 25, 2004;

"**Registrar**" means the Registrar appointed under the ABCA;

"**SEC**" means the United States Securities and Exchange Commission;

"Sprott" means Sprott Securities Inc;

"Sproule" means Sproule Associates Limited;

"Sproule Acquisition Report" means the report of Sproule dated May 6, 2004, evaluating the crude oil, natural gas liquids and natural gas reserves acquired by Fairborne pursuant to the West Pembina Acquisition as at December 31, 2003;

"Sproule Report" means the report of Sproule dated May 12, 2004, evaluating the natural gas reserves of Fairborne attributable to its coal bed methane property in the Clive Area of Alberta as at December 31, 2003;

"**subsidiary**" means a subsidiary as defined in the ABCA;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, C.1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**TSX**" means the Toronto Stock Exchange;

"**U.S.**" or "**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"**U.S. Exchange Act**" means the Securities Exchange Act of 1934, as amended;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended; and

"West Pembina Acquisition" means the acquisition by Fairborne of crude oil, natural gas and natural gas liquids assets from BP Canada Energy Company.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas	
Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	Mmcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
Mmbbls	million barrels	Mmcf/d	million cubic feet per day
Mstb	1,000 stock tank barrels	MMBTU	million British Thermal Units
Bbls/d	barrels per day	Bcf	billion cubic feet
BOPD	barrels of oil per day	GJ	gigajoule
NGLs	natural gas liquids		
STB	standard tank barrels		

Other

API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent on the basis of 1 BOE for 6 Mcf of natural gas (**Disclosure herein of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.**)
BOE/d	barrel of oil equivalent per day
m3	cubic metres
MBOE	1,000 barrels of oil equivalent
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY

This summary is provided for convenience of reference only and is qualified in its entirety by the more detailed information appearing elsewhere in the Notice of Meeting, Notice of Petition and this Information Circular, including the Appendices hereto. Terms with initial capital letters in this Summary are defined in the Glossary of Terms set out elsewhere in this Information Circular.

The Corporations

Both Case and Fairborne are publicly-traded oil and gas corporations engaged in the acquisition of, exploration for and the exploitation, development and production of oil and natural gas in western Canada.

The Meeting

The Meeting will be held at Calgary, Alberta on Monday, July 26, 2004 at 10:00 a.m. (Calgary time), for the purposes set forth in the accompanying Notice of Meeting. At the Meeting, Case Shareholders will be asked to consider and, if deemed advisable, pass the Arrangement Resolution approving the Arrangement.

The Arrangement

The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to which, on the Effective Date, each issued and outstanding Case Share, other than those held by Dissenting Case Shareholders, shall be, and be deemed to be sold, assigned and transferred to Fairborne (free of any claims) in exchange for 0.0909 Fairborne Shares.

No fractional Fairborne Shares will be issued to Case Shareholders. In the event that the exchange ratio results in a Case Shareholder being entitled to a fractional Fairborne Share, the number of Fairborne Shares issued to such Case Shareholder shall be rounded up to the next greater whole number of Fairborne Shares, if the fractional entitlement is equal to or greater than 0.5, and shall be rounded down to the next lesser whole number of Fairborne Shares, if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Case Shares registered in the name of or beneficially held by each Case Shareholder or their nominee shall be aggregated.

Upon completion of the Arrangement all Cases Shares (other than those held by Dissenting Case Shareholders) will have been transferred to Fairborne pursuant to the Arrangement, whether or not a holder of Case Shares has voted for or against the Arrangement Resolution or not voted at all.

The respective obligations of Case and Fairborne to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied in order for the Arrangement to become effective. A copy of the Arrangement Agreement is attached to this Information Circular at Appendix "A". Upon all of the conditions being fulfilled or waived, Case is required to file the Articles of Arrangement with the Registrar in order to give effect to the Arrangement.

Benefits of the Arrangement

The directors and management of Case believe that the Arrangement is in the best interests of Case Shareholders and that the Arrangement provides a number of benefits including:

1. the combined company will have greater financial resources creating a stronger, more competitive company;
2. the combined company will include an expanded, focused, production base in central Alberta and a focused exploration area in Brazeau;
3. the combined company will be larger, have a larger production base and a larger reserve base of 25.7 million boe of proven plus probable reserves;

4. the combined company will be able to use the synergies of the two asset bases to achieve operating cost savings and general and administrative cost savings;

5. the combined company will have a solid development drilling inventory and significant focused exploration opportunities;

6. the combined company will have substantial financial strength and flexibility;

7. the combined company will benefit from a sound balance sheet providing financial flexibility and the ability to exploit the combined company's portfolio of exploration and development opportunities;

8. the combined company will have increased market capitalization and improved liquidity of investment for shareholders; and

9. the transaction may provide for a tax deferred rollover of Case Shares into Fairborne Shares. See "Part I — The Arrangement — Canadian Federal Income Tax Considerations".

Fairness Opinion

The Board of Directors has received the Fairness Opinion of GMP which indicates that, based on GMP's review of certain relevant information and subject to certain assumptions, all as set out in the Fairness Opinion, the consideration to be received by Case Shareholders under the Arrangement is fair, from a financial point of view, to Case Shareholders. A copy of the Fairness Opinion is attached to this Information Circular as Appendix "F" and should be read carefully and in its entirety.

Recommendation of the Board of Directors of Case

The Board of Directors has unanimously determined that the Arrangement is fair to Case Shareholders, is in the best interests of Case and Case Shareholders, and should be placed before Case Shareholders for their approval.

The Board of Directors of Case unanimously recommends that Case Shareholders vote in favour of the Arrangement.

Effect of the Arrangement Upon Shareholders

Upon completion of the Arrangement, Case will be a wholly-owned subsidiary of Fairborne and all former Case Shareholders (other than Dissenting Case Shareholders) will receive 0.0909 Fairborne Shares for each Case Share transferred under the Arrangement to Fairborne. Assuming there are no Dissenting Case Shareholders and assuming all Case Options are acquired by Case for termination before the Effective Date, there will be approximately 5,422,959 Fairborne Shares issued to holders of Case Shares pursuant to the Arrangement Agreement. As a result, there will be approximately 44,455,594 Fairborne Shares issued and outstanding immediately following completion of the Arrangement. The Fairborne Shares issued to the Case Shareholders pursuant to the Arrangement will represent approximately 12.20% of the issued and outstanding Fairborne Shares immediately following completion of the Arrangement. Current holders of Fairborne Shares will hold approximately 39,032,635 Fairborne Shares immediately following completion of the Arrangement, representing approximately 87.80% of the issued and outstanding Fairborne Shares. See "Part I — The Arrangement — Effect of the Arrangement Upon Case Shareholders" and "Part IV — Pro forma Information After Giving Effect to the Arrangement".

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

1. the Arrangement must be approved by the Case Shareholders in the manner set forth in the Interim Order;

2. the Court must grant the Final Order approving the Arrangement;

3. all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

4. the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

Case Shareholder Approval

Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by at least 66⅔% of the votes cast by Case Shareholders present in person or by proxy at the Meeting.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board of Directors, without further notice to or approval of the Case Shareholders, subject to the terms of the Arrangement, to amend the Arrangement Agreement, to decide not to proceed with the Arrangement and to revoke such Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix "C" to this Information Circular for the full text of the Arrangement Resolution.

Court Approval

On June 25, 2004, Case obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached as Appendix "B" to this Information Circular.

Subject to the terms of the Arrangement Agreement and if the Arrangement Resolution is approved at the Meeting, Case intends to make application to the Court for the Final Order on July 26, 2004, at 1:30 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Petition seeking the Final Order accompanies this Information Circular.

Any Case Shareholder or other interested party desiring to support or oppose the Notice of Petition with respect to the Arrangement may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving on Case, on or before July 19, 2004, a notice of intention to appear setting out their address for service and indicating whether they intend to support or oppose the Notice of Petition or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Case is required to be effected by service upon the counsel for Case, Borden Ladner Gervais LLP, 1000, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: David T. Madsen.

Regulatory Approvals

The Arrangement Agreement provides that receipt of all regulatory approvals including, without limitation, conditional approval of the TSX for the listing of the Fairborne Shares to be issued under the Arrangement, is a condition precedent to the Arrangement becoming effective.

Exchange of Certificates Pursuant to the Arrangement

A form of letter of transmittal containing instructions with respect to the surrender of certificates representing Case Shares is enclosed with this Information Circular for use by registered Case Shareholders (other than Dissenting Case Shareholders) in exchanging their certificates for Fairborne Shares. Upon completion of the Arrangement and upon surrender of a properly completed letter of transmittal together with certificates representing Case Shares to the Depositary, certificates representing Fairborne Shares will be issued and delivered to each such former Case Shareholder.

Pursuant to the terms of the Plan of Arrangement, any certificates formerly representing Case Shares that are not deposited with the Depositary together with a duly completed letter of transmittal and any other documents the Depositary reasonably requires, on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder of such Case Shares to receive Fairborne Shares shall

be deemed to be surrendered to Fairborne together with all interest, dividends or distributions thereon held for such holder.

Lock-Up Agreements and Intention of Certain Shareholders

The Lock-Up Shareholders, including all of the directors and officers of Case, have entered into Lock-Up Agreements pursuant to which the Lock-Up Shareholders have agreed to vote an aggregate of 20,186,646 Case Shares (approximately 33% of the issued and outstanding Case Shares) in favour of the Arrangement and to otherwise support the Arrangement, subject to the provisions of the Lock-Up Agreements.

Canadian Federal Income Tax Considerations

Case Shareholders should carefully read the information under "Part I — The Arrangement — Canadian Federal Income Tax Considerations" in this Information Circular, which qualifies the information set forth below.

Provided that a Case Shareholder does not report a capital gain or a capital loss in respect of the exchange, Case Shareholders who are resident in Canada, hold their Case Shares as capital property and deal at arm's length with Fairborne for the purposes of the Tax Act, will generally realize neither a capital gain nor a capital loss as a result of the exchange of their Case Shares for Fairborne Shares upon the Arrangement becoming effective.

The cost for tax purposes to Case Shareholders of Fairborne Shares received on the Arrangement will generally be equal to the adjusted cost base of their Case Shares that are exchanged for Fairborne Shares upon the Arrangement.

Timing

Subject to all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, being satisfied or waived by the appropriate party, the Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement. If the Meeting is held and the Arrangement Resolution is approved by Case Shareholders as required by the Interim Order, Case intends to apply to the Court for the Final Order approving the Arrangement on the afternoon of July 26, 2004. If the Final Order is obtained in form and substance satisfactory to Case and Fairborne and all other conditions specified in the Arrangement Agreement are satisfied or waived, Case and Fairborne expect the Effective Date will be July 27, 2004.

The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order.

Stock Exchange Listings

The outstanding Case Shares and the outstanding Fairborne Shares, respectively, are listed and posted for trading on the TSX. The weighted average trading price of the Case Shares and the Fairborne Shares on the TSX for the 20 trading days preceding the day on which the exchange ratio for the Arrangement was determined was $0.91 and $10.01 respectively. On May 21, 2004, the last trading day prior to the date of the announcement of the proposed Arrangement, the closing prices of the Case Shares and the Fairborne Shares on the TSX were $0.87 and $9.60 per share, respectively. On June 24, 2004 the closing prices of the Case Shares and the Fairborne Shares on the TSX were $0.89 and $10.12 per share, respectively.

Termination Fee

The Arrangement Agreement provides that, upon the occurrence of certain events, Case shall pay a termination fee of $3.0 million to Fairborne.

Right of Dissent

Pursuant to the ABCA and the Interim Order, a registered Case Shareholder will have the right to dissent with respect to the Arrangement Resolution. To exercise such right, the Dissenting Case Shareholder must send to Case a written objection to the Arrangement Resolution, which written objection in respect of Case Shares must be received by Case at Suite 600, 330 - 5th Avenue SW, Calgary, Alberta T2P 0L4 Attn: James W. Surbey, Corporate Secretary,

by 4:00 p.m. (Calgary time) on the last business day before the Meeting and the Dissenting Case Shareholder must otherwise comply with Section 191 of the ABCA, as modified and supplemented by the Interim Order. As the Meeting is scheduled for Monday, July 26, 2004, a Case Shareholder wishing to dissent must provide the requisite written objection by 4:00 p.m. on Friday, July 23, 2004. Provided the Arrangement becomes effective, each Dissenting Case Shareholder will be entitled to be paid the fair value of the Case Shares in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified and supplemented by the Interim Order. See Appendices "B" and "D" for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right of dissent are technical and complex. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified and supplemented by the Interim Order, may result in the loss of any right of dissent. **Persons who are beneficial holders of Case Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered holder of such Case Shares is entitled to dissent.** Accordingly, a beneficial holder of Case Shares desiring to exercise the right of dissent must make arrangements for such Case Shares beneficially owned to be registered in such holder's name prior to the time the written objection to the resolution approving the Arrangement is required to be received by Case or alternatively, make arrangements for the registered holder of such Case Shares to dissent on such holder's behalf. Pursuant to the Interim Order, a Case Shareholder may not exercise the right of dissent in respect of only a portion of such holder's Case Shares and may not vote any Case Shares in favour of the Arrangement. See "Part I — The Arrangement — Right of Dissent" and Appendix "D".

It is a condition of the Arrangement that Case Shareholders holding no more than 5% of the Case Shares shall have validly exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date. See "Part I — The Arrangement — Details of the Arrangement — Conditions to the Arrangement".

Selected Financial Information

The following table sets out certain consolidated financial information for Case and Fairborne as at and for the year ended December 31, 2003 and as at and for the three months ended March 31, 2004 and certain unaudited pro forma consolidated financial information for Fairborne as at and for the year ended December 31, 2003 and as at and for the three months ended March 31, 2004 after giving effect to the Arrangement, the West Pembina Acquisition completed by Fairborne and the acquisition of Pivotal Energy Ltd. by Fairborne effective July 2, 2003. See also "Part IV — Pro Forma Information After Giving Effect to the Arrangement" and the Pro Forma Financial Statements attached hereto at Appendix "E".

	Case		Fairborne		Pro Forma	
	As at March 31, 2004 (unaudited)	As at and for the year ended December 31, 2003	As at March 31, 2004 (unaudited)	As at and for the year ended December 31, 2003	As at March 31, 2004 after giving effect to the Arrangement (unaudited)	As at and for the year ended December 31, 2003 after giving effect to the Arrangement (unaudited)
	($ 000's except per share amounts)					
Gross Revenue, before royalties	4,887	23,355	18,429	50,888	35,271	143,373
Funds generated from operations [(1)]	1,907	11,761	9,963	29,150	17,873	74,843
Per share						
Basic	$0.03	$0.20	$0.31	$1.16	$0.41	$1.78
Diluted[(2)]	$0.03	$0.19	$0.28	$1.10	$0.38	$1.73
Net income	355	6,740	3,295	10,174	3,527	17,208
Per share						
Basic	$0.01	$0.11	$0.10	$0.40	$0.08	$0.41
Diluted[(2)]	$0.01	$0.11	$0.09	$0.39	$0.08	$0.40
Total assets	32,874	28,020	266,338	136,185	347,245	N/A
Long Term financial liabilities	-	-	-	-	-	N/A
Working Capital (deficiency) [(3)]	(8,635)	(6,125)	(90,870)	(9,371)	(102,755)	N/A
Average Shares Outstanding (000's) [(4)]						
Basic	60,038	60,296	32,401	25,178	43,934	42,052
Diluted[(2)]	61,292	61,673	35,161	26,424	46,695	43,299

Notes:

(1) The term "funds generated from operations" should not be considered as an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles. The reconciliation between net earnings and funds generated from operations can be found in the statement of cash flows in the financial statements. Funds generated from operations per share are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

(2) Treasury stock method.

(3) Including bank debt.

(4) As of the date hereof, there are 59,658,512 Case Shares outstanding and 39,032,635 Fairborne Shares outstanding.

Combined Operational Information After Giving Effect to the Arrangement

The following table sets out certain operational information for Case and Fairborne as at and for the year ended December 31, 2003 and certain pro forma operational information for Case and Fairborne as at and for the year ended December 31, 2003 after giving effect to the Arrangement, the West Pembina Acquisition completed by Fairborne and the acquisition of Pivotal Energy Ltd. by Fairborne effective July 2, 2003. See also "Part IV — Pro Forma Information After Giving Effect to the Arrangement" and the Pro Forma Financial Statements attached hereto at Appendix "E".

	Case	Fairborne	Pro Forma
Average Daily Production[1]			
Oil & NGLs (Bbls/d)	1,316	2,014	4,693
Natural gas (Mcf/d)	2,126	10,640	32,887
Oil equivalent (BOE/d)	1,671	3,787	10,174
Proved Reserves[2]			
Oil &NGLs (Mbbls)	2,972	4,798	8,821
Natural gas (Mmcf)	5,010	31,655	52,066
Oil equivalent (MBOE)	3,807	10,073	17,498
Proved and Probable Reserves[2]			
Oil & NGLs (Mbbls)	4,542	6,003	12,368
Natural gas (Mmcf)	7,411	46,891	79,850
Oil equivalent (MBOE)	5,777	13,818	25,676
Net undeveloped land (acres) (as at March 31, 2004)	14,316	239,102	253,418

Notes:

(1) Average production for the year ended December 31, 2003 and in the case of Pro Forma, includes production from the West Pembina Acquisition.

(2) Gross reserves as at December 31, 2003 based on forecast prices and costs. In the case of Fairborne, based on the Gilbert Laustsen Jung Fairborne Report, the Sproule Report and the Sproule Acquisition Report and includes the reserves acquired pursuant to the West Pembina Acquisition which was effective March 31, 2004. In the case of Case, based on the Gilbert Laustsen Jung Case Report.

PART I — THE ARRANGEMENT

Background to the Arrangement

In early May, 2004, after careful consideration, the management of Case determined that it should pursue a merger transaction with Fairborne in order to provide Case Shareholders with the opportunity to participate in the upside potential of its Haynes and Brazeau properties while limiting the downside exposure associated with the risks of doing so. Fairborne owned and controlled producing assets immediately north of Case's Haynes property and had significant producing and exploration opportunities in the Brazeau area as well. Essentially Fairborne was operating in the same areas as Case but had more resources to pursue the optimization and exploration opportunities. Accordingly, the President and Chief Executive Officer of Case contacted the President and Chief Executive Officer of Fairborne on Thursday May 13, 2004 and engaged in a discussion regarding a potential merger of Case and Fairborne. On Friday, May 14, 2004, Case's senior technical team met with Fairborne's senior technical team and provided Fairborne with engineering and other technical information relating to Case's properties and operations, pursuant to a confidentiality agreement.

On Monday, May 17, 2004, Case's President had further discussions by telephone with Fairborne's President regarding the basis on which the two companies might combine. The next morning (Tuesday) Case received a request for additional information and that was provided to Fairborne that afternoon.

On Tuesday, May 18, 2004, the Board of Directors of Case met in the early afternoon and received a report from the President regarding the status of his discussions with Fairborne. The Board of Directors authorized Case's management to pursue the discussions with Fairborne to determine the basis on which a merger deal might be done. Subsequently, Fairborne and Case exchanged further information and conducted due diligence investigations and Fairborne conducted a field visit at Case's Haynes property.

On Thursday, May 20, 2004, Case received a non-binding merger proposal from Fairborne to acquire all of Case's outstanding shares. That afternoon Case's President, the Chairman of its Board of Directors and its Vice President, Corporate Development met with Fairborne's senior management to review Fairborne's plans and opportunities. Subsequent to this meeting, Case responded to Fairborne's merger proposal with revised terms at a meeting between the Presidents of the two companies.

On Friday, May 21, 2004, Case received a revised non-binding merger proposal from Fairborne, which was considered at a Board of Directors meeting late that afternoon. After receiving advice from GMP and Sprott, the Board of Directors authorized the signing of a non-binding letter agreement containing the principal terms of the Arrangement and providing that the parties would complete their due diligence investigations during the following weekend with a view to negotiating and signing a definitive arrangement agreement on Monday, May 24, 2004. The letter agreement was signed with Fairborne late that day.

The definitive Arrangement Agreement was presented to Case's Board of Directors late on May 24, 2004. The Board of Directors received advice from GMP and the verbal opinion of GMP, subject to review of the formal documentation, that the consideration to be received under the Arrangement by Case Shareholders is fair from a financial point of view. The Board of Directors then authorized Case to sign the Arrangement Agreement and proceed with the transaction and determined to recommend that Case Shareholders approve the Arrangement. The Arrangement Agreement was then signed and all of the directors of Case and the members of Case's management team signed Lock-up Agreements wherein they agreed to support the transaction. The next morning trading in Case's shares was halted on the TSX until a news release disclosing the proposed Arrangement was publicly disseminated.

Benefits of the Arrangement

The directors and management of Case believe that the Arrangement is in the best interests of Case Shareholders and that the Arrangement provides a number of benefits including:

1. the combined company will have greater financial resources creating a stronger, more competitive company;

2. the combined company will include an expanded, focused, production base in central Alberta and a focused exploration area in Brazeau;

3. the combined company will be larger, have a larger production base and a larger reserve base of 25.7 million boe of proven plus probable reserves;

4. the combined company will be able to use the synergies of the two asset bases to achieve operating cost savings and general and administrative cost savings;

5. the combined company will have a solid development drilling inventory and significant focused exploration opportunities;

6. the combined company will have substantial financial strength and flexibility;

7. the combined company will benefit from a sound balance sheet providing financial flexibility and the ability to exploit the combined company's portfolio of exploration and development opportunities;

8. the combined company will have increased market capitalization and improved liquidity of investment for shareholders; and

9. the transaction may provide for a tax deferred rollover of Case Shares into Fairborne Shares. See "Part I — Canadian Federal Income Tax Considerations".

DETAILS OF THE ARRANGEMENT

The following is a summary only and reference should be made to the full text of the Arrangement Agreement and the Plan of Arrangement set forth in Appendix "A".

The Arrangement Agreement

The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to which, on the Effective Date, each issued and outstanding Case Share (other than Case Dissenting Shares) and all rights pertaining to the ownership thereof shall be sold, assigned and transferred to Fairborne (free of any claims) and the holder thereof shall be entitled to receive from Fairborne in exchange for each such Case Share 0.0909 Fairborne Shares. The Arrangement Agreement contains representations and warranties of and from each of Case and Fairborne and covenants, including restrictions on interim operations and other matters and various conditions precedent, both mutual and for the benefit of each of Fairborne and Case, to implementation of the Arrangement.

The Arrangement Agreement does not provide Case Shareholders with a right to acquire Fairborne Shares, pursuant to the Arrangement, until such time as, by way of condition precedent, the Arrangement has received the approvals of the Case Shareholders and the Court and the Arrangement has become effective. See "Part I — The Arrangement — Details of the Arrangement — Conditions to the Arrangement".

Conditions to the Arrangement

The respective obligations of Case and Fairborne to complete the transactions contemplated by the Arrangement Agreement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. These conditions are described in the Arrangement Agreement and include the following:

Mutual Conditions

The Arrangement Agreement provides certain specific conditions for the mutual benefit of both Case and Fairborne and may be relied upon by either or both of Case or Fairborne, including that:

1. on or prior to July 15, 2004, the Interim Order shall have been granted in form and substance satisfactory to each of Fairborne and Case, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Case and Fairborne, acting reasonably, on appeal or otherwise;

2. a resolution shall have been passed by the holders of Case Shares on or prior to September 15, 2004, in form and substance satisfactory to each of Fairborne and Case, acting reasonably, duly approving the Arrangement in accordance with the Interim Order;

3. on or prior to September 15, 2004, the Final Order shall have been granted in form and substance satisfactory to Fairborne and Case, acting reasonably;

4. the Articles of Arrangement filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Fairborne and Case, acting reasonably;

5. the Arrangement shall have become effective on or prior to September 15, 2004;

6. all required regulatory, governmental and third party approvals, waivers and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Fairborne and Case, each acting reasonably, including, without limitation, conditional approval for listing of the Fairborne Shares issuable pursuant to the Arrangement, and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

7. receipt of the consent of Case's lenders to the Arrangement and the consummation thereof on a basis acceptable to Fairborne and Case, each acting reasonably; and

8. no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

   (a) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated by the Arrangement Agreement; or

   (b) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated by the Arrangement Agreement.

Fairborne Conditions

The Arrangement Agreement also provides for certain specific conditions in favour of Fairborne, including that:

1. each of the acts and undertakings of Case to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by Case;

2. Case shall have furnished Fairborne with:

   (a) certified copies of the resolutions duly passed by the board of directors of Case approving the Arrangement Agreement and the consummation of the transactions contemplated hereby and directing the submission of the Arrangement for approval at the Case Shareholders' Meeting and recommending that Case Shareholders vote in favour of the Arrangement; and

   (b) certified copies of the Arrangement Resolution, duly passed at the Meeting, approving the Arrangement in accordance with the Interim Order;

3. Case shall have mailed the Case Information Circular and other documentation required in connection with the Case Shareholders' Meeting on or before July 15, 2004;

4. except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Case contained in the Arrangement Agreement shall be true and correct in all material respects as at the Effective Date with the same effect as though such representations and warranties had

been made at and as of such time and Case shall have complied in all material respects with its covenants in the Arrangement Agreement and Fairborne shall have received a certificate to that effect dated the Effective Date of the President of Case and another senior officer thereof acceptable to Fairborne, acting reasonably, acting solely on behalf of Case and not in their personal capacity, to the best of their information and belief having made reasonable inquiry and Fairborne will have no knowledge to the contrary;

5. the Board of Directors shall not have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations referred to in the Arrangement Agreement in a manner materially adverse to Fairborne or the completion of the Arrangement;

6. receipt of the consent of Fairborne's lenders to the Arrangement and the consummation thereof on a basis acceptable to Fairborne, acting reasonably;

7. holders of not greater than 5% of the outstanding Case Shares shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as at the Effective Date;

8. all holders of outstanding Case Options shall have entered into agreements with Case, providing for the exercise or termination and surrender of all Case Options on terms and conditions satisfactory to Fairborne and Case;

9. each of the directors and officers of Case and its subsidiaries (other than those agreed to by Fairborne) shall have provided their resignations (in the case of directors, in a manner that allows for the orderly replacement of directors on the Effective Date) and such officers shall have delivered releases in favour of Case, in form and substance satisfactory to Fairborne and each of such persons;

10. any director, officer, insider or other non-arm's length party that is indebted to Case shall have repaid such indebtedness on or prior to completion of the Arrangement;

11. there shall not have occurred any Material Adverse Change in respect of Case after or prior to May 24, 2004, which was not publicly disclosed prior to that date or disclosed to Fairborne in writing prior to that date; and

12. immediately prior to the effective time of the Arrangement, Fairborne shall be satisfied there shall not be more than 64,951,837 Case Shares outstanding (assuming exercise of all Case Options), and Fairborne shall be satisfied that upon completion of the Arrangement no person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued, Case Shares.

Case Conditions

The Arrangement Agreement also provides for certain specific conditions in favour of Case, including that:

1. each of the acts and undertakings of Fairborne to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by Fairborne;

2. Fairborne shall have furnished Case with:

    (a) certified copies of the resolutions duly passed by the board of directors of Fairborne approving the Arrangement Agreement and the consummation of the transactions contemplated by the Arrangement Agreement; and

    (b) certified copies of the resolutions duly passed by the board of directors of Fairborne conditionally allotting the aggregate number of Fairborne Shares that may be required to be issued in accordance with the terms of the Arrangement Agreement upon the Arrangement taking effect;

3. except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Fairborne contained in the Arrangement Agreement shall be true and correct in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Fairborne shall have complied in all material respects with its covenants in the Arrangement Agreement and Case shall have received a certificate to that effect dated the Effective Date from the President of Fairborne and another senior officer thereof acceptable to Case, acting reasonably, acting solely on behalf of Fairborne and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Case will have no knowledge to the contrary;

4. there shall not have occurred any Material Adverse Change in respect of Fairborne after or prior to May 24, 2004, which was not publicly disclosed prior to that date or disclosed to Case in writing prior to that date.

There can be no assurance that these conditions will be satisfied or waived on a timely basis. Upon all of the conditions being satisfied or waived, Case is required to seek and obtain the Final Order and then Fairborne shall file the Articles of Arrangement with the Registrar in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board of Directors, without further notice to or approval of the Case Shareholders and subject to the terms of the Arrangement Agreement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke such Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix "C" to this Information Circular for the full text of the Arrangement Resolution.

Amendment and Termination of Arrangement Agreement

The Arrangement Agreement may, at any time and from time to time before or after the holding of the Meeting, be amended by written agreement of Case and Fairborne without further notice to or authorization on the part of their respective shareholders, except as required by Applicable Law, provided that the number of Fairborne Shares which the Case Shareholders shall have the right to receive on the Arrangement may not be reduced without the approval of the Case Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

The Arrangement Agreement may, prior to the filing of the Articles of Arrangement, be terminated by mutual agreement of Fairborne and Case without further action on the part of the Case Shareholders.

Fairborne may terminate the Arrangement Agreement upon notice to Case if (i) the Interim Order has been refused or has been granted in form or substance not satisfactory to Fairborne, acting reasonably, or has not been granted on or prior to July 15, 2004 or, if issued, has been set aside or modified in a manner unacceptable to Fairborne, acting reasonably, on appeal or otherwise; (ii) the Arrangement is not approved by the Case Shareholders in accordance with the terms of the Interim Order on or before September 15, 2004; (iii) the Final Order has not been granted in form and substance satisfactory to Fairborne, acting reasonably, on or prior to September 15, 2004 or, if issued, has been set aside or modified in a manner unacceptable to Fairborne, acting reasonably, on appeal or otherwise; (iv) the Arrangement has not become effective on or before September 15, 2004; (v) the Case Termination Fee is payable in accordance with the Arrangement Agreement; (vi) the Board of Directors changes, withdraws or modifies its unanimous recommendation to Case Shareholders to vote in favour of the Arrangement; (vii) Case shall be in material breach of any of its material covenants, agreements or representations and warranties contained in the Arrangement Agreement; or (viii) any other circumstances under the Arrangement Agreement give rise to a right of termination thereof by Fairborne, including non-satisfaction of the conditions precedent for the benefit of Fairborne contained therein.

Case may terminate the Arrangement Agreement upon notice to Fairborne if (i) the Interim Order has been refused or has been granted in form or substance not satisfactory to Case, acting reasonably, or has not been granted on or prior to July 15, 2004 or, if issued, has been set aside or modified in a manner unacceptable to Case, acting reasonably, on appeal or otherwise; (ii) the Arrangement is not approved by the Case Shareholders in accordance with the terms of the Interim Order on or before September 15, 2004; (iii) the Final Order has not been granted in form and substance satisfactory to Case, acting reasonably, on or prior to September 15, 2004 or, if issued, has been set aside or modified in a manner unacceptable to Case, acting reasonably; (iv) the Arrangement has not become

effective on or before September 15, 2004; (v) the Case Termination Fee is payable and paid in accordance with the Arrangement Agreement; (vi) Fairborne shall be in material breach of any of its material covenants, agreements or representations and warranties contained in the Arrangement Agreement; or (vii) any other circumstances under the Arrangement Agreement give rise to a right of termination thereof by Case, including non-satisfaction of the conditions precedent for the benefit of Case contained therein.

Non-Solicitation and Right to Match

Pursuant to the terms of the Arrangement Agreement, Case agreed that it would not itself and it would not authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by any of them, to (i) solicit, initiate or encourage (but including without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiry or the making of any proposal to Case or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions) a Case Acquisition Proposal; (ii) enter into or participate in any discussions or negotiations regarding a Case Acquisition Proposal or furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Case in connection with a Case Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage any effort or attempt of any other person to do or seek to do any of the foregoing; or (iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Case under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; provided that Case and its officers and directors and its advisors may engage in discussions and negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by Case or any of the officers, directors or employees of Case or its financial advisor, expert or other representative retained by them) seeks to initiate such discussions or negotiations and subject to the execution of a confidentiality agreement (provided that such confidentiality agreement shall provide for disclosure thereof to Fairborne) may furnish to such third party information concerning Case and its business, properties and assets, in each case, if, and only to the extent that, the third party has first made a written bona fide Case Acquisition Proposal which the Board of Directors determines in good faith: (i) that funds or other consideration necessary for the Case Acquisition Proposal are or are likely to be available; (ii) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Case Shareholders than the transaction contemplated by the Arrangement Agreement; and (iii), after receiving the written advice of outside counsel as reflected in the minutes of the Board of Directors that the taking of such action is necessary for the Board of Directors in discharge of its fiduciary duties under Applicable Law and prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Case provides prompt notice to Fairborne to the effect that it is furnishing information to or entering into discussions or negotiations with such person or entity.

Case also agreed that it would give Fairborne not less than 72 hours' advance notice of any agreement (the "Proposed Agreement") to be entered into in respect of a Case Acquisition Proposal and provide Fairborne the right, during such 72 hours, to agree with Case to amend the Arrangement Agreement to provide at least as favourable or more favourable terms than those to be included in the Proposed Agreement (including that the Case Shareholders will receive consideration for each Case Share equal to or having a greater value than the value per Case Share provided in such Case Acquisition Proposal) and Case agreed to negotiate in good faith with Fairborne in an effort to enter into such amendment.

Case Options

In accordance with the terms of the Arrangement Agreement, Case has entered into an agreement with each of the holders of Case Options pursuant to which such Case Options, which have not been exercised prior to the Effective Time, will be acquired and terminated by Case immediately prior to the Effective Time in consideration for the following payments:

(a) in respect of an aggregate of 2,678,325 Case Shares purchasable under such Case Options, Case will pay for each Case Share the amount, if any, by which $0.91 exceeds the exercise price under such Case Options; and

(b) in respect of an aggregate of 2,615,000 Case Shares purchasable under such Case Options, Case will pay for each Case Share the amount, if any, by which the weighted average trading price of Fairborne Shares on the TSX for the five trading days ending two trading days prior to the Effective Date of the Arrangement multiplied by 0.0909, exceeds the exercise price under such Case Options.

The weighted average trading prices of the Case Shares and the Fairborne Shares on the TSX for the 20 trading days preceding the day on which the exchange ratio for the Arrangement was determined was $0.91 and $10.01, respectively.

The vesting provisions of all Case Options were accelerated so that all Case Options will be fully vested prior to the Effective Time.

Termination Fee Payable by Case

Case has agreed to pay to Fairborne the Case Termination Fee, if any of the following occur:

(a) the Board of Directors (i) fails to recommend that holders of Case Shares vote in favour of the Arrangement, (ii) withdraws, modifies or changes any of its recommendations, approvals, resolutions or determinations referred to in section 3.1(x) of the Arrangement Agreement in a manner adverse to the Arrangement or to Fairborne, or shall have resolved to do so, or (iii) fails to promptly reaffirm any of its recommendations, approvals, resolutions or determinations referred to in section 3.1(x) of the Arrangement Agreement upon request from time to time by Fairborne to do so, or upon a Case Acquisition Proposal being publicly announced or proposed, offered or made to Case or the holders of Case Shares (such affirmation to be made within two (2) days of such request being made or such Case Acquisition Proposal being publicly announced, proposed, offered or made, whichever occurs first);

(b) the Board of Directors shall have recommended that holders of Case Shares deposit their Case Shares under, or vote in favour of, or otherwise accept a Take-Over Proposal;

(c) Case enters into an agreement with respect to a Take-Over Proposal (other than the Arrangement Agreement or a confidentiality agreement contemplated by of the Arrangement Agreement) prior to completion of the Arrangement;

(d) prior to the date of the Meeting, another bona fide Take-Over Proposal is publicly announced or made to all or substantially all holders of Case Shares or to Case and at the date of the Case Shareholders' Meeting such Take-Over Proposal shall not have expired or been withdrawn and the Arrangement is not approved by holders of the Case Shares at the Meeting; or

(e) there is a breach by Case of any of its covenants, agreements, representations or warranties contained herein (other than a breach resulting from any action or matter that is not within Case's control) that would have a Material Adverse Effect on Case or on the ability of Case and Fairborne to consummate the transactions contemplated hereby.

Case agreed that the Termination Fee shall be paid within three (3) business days of the date of the earliest of any of such events to occur.

For the purpose of the foregoing, "Take-Over Proposal" means, other than the Arrangement, a bid, or offer to acquire 20% or more of the outstanding Case Shares or any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction or other business combination involving Case or its subsidiaries or any proposal, offer or agreement to acquire 25% or more of the assets of Case.

EFFECT OF THE ARRANGEMENT UPON CASE SHAREHOLDERS

Upon completion of the Arrangement, Case will be a wholly-owned subsidiary of Fairborne and all former Case Shareholders (other than Dissenting Case Shareholders) will receive 0.0909 Fairborne Shares for each Case Share transferred under the Arrangement to Fairborne. Assuming there are no Dissenting Case Shareholders and assuming all Case Options are acquired by Case for termination before the Effective Date there will be approximately 5,422,959 Fairborne Shares issued to holders of Case Shares pursuant to the Arrangement Agreement. As a result, there will be approximately 44,455,594 Fairborne Shares issued and outstanding immediately following completion of the Arrangement. The Fairborne Shares issued to the Case Shareholders pursuant to the Arrangement will represent approximately 12.20% of the issued and outstanding Fairborne Shares immediately following completion of the Arrangement. Current holders of Fairborne Shares will hold approximately 39,032,635 Fairborne Shares immediately following completion of the Arrangement representing approximately 87.80% of the issued and outstanding Fairborne Shares. See "Part IV — Pro Forma Information After Giving Effect to the Arrangement".

No fractional Fairborne Shares will be issued to Case Shareholders. In the event that the exchange ratio results in a Case Shareholder being entitled to a fractional Fairborne Share, the number of Fairborne Shares issued to such Case Shareholder shall be rounded up to the next greater whole number of Fairborne Shares, if the fractional entitlement is equal to or greater than 0.5, and shall be rounded down to the next lesser whole number of Fairborne Shares, if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Case Shares registered in the name of or beneficially held by each Case Shareholder or their nominee shall be aggregated.

Upon completion of the Arrangement all Cases Shares (other than those held by Dissenting Case Shareholders) will have been transferred to Fairborne pursuant to the Arrangement, whether or not a holder of Case Shares has voted for or against the Arrangement Resolution or not voted at all.

PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

1. the Arrangement must be approved by the Case Shareholders in the manner set forth in the Interim Order;
2. the Court must grant the Final Order approving the Arrangement;
3. all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and
4. the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

Case Shareholder Approval

Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by at least 66⅔% of the votes cast by Case Shareholders present in person or by proxy at the Meeting.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board of Directors, without further notice to or approval of the Case Shareholders, subject to the terms of the Arrangement, to amend the Arrangement Agreement, to decide not to proceed with the Arrangement and to revoke such Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix "C" to this Information Circular for the full text of the Arrangement Resolution.

Court Approval

On June 25, 2004, Case obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached as Appendix "B" to this Information Circular.

The ABCA provides that the Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement and, if the Arrangement Resolution is approved at the Meeting, Case will make application to the Court for the Final Order on July 26, 2004, at 1:30 pm (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Petition seeking the Final Order accompanies this Information Circular. Any Case Shareholder or other interested party desiring to support or oppose the Notice of Petition with respect to the Arrangement may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving on Case, on or before July 19, 2004, a notice of intention to appear setting out their address for service and indicating whether they intend to support or oppose the Notice of Petition or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Case is required to be effected by service upon the counsel for Case, Borden Ladner Gervais LLP, 1000, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: David T. Madsen.

Case has been advised by its counsel that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Case Shareholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Either Case or Fairborne may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to it.

Regulatory Approvals

The Arrangement Agreement provides that receipt of all regulatory approvals including, without limitation, conditional approval of the TSX for the listing of the Fairborne Shares to be issued under the Arrangement, is a condition precedent to the Arrangement becoming effective.

Exchange of Certificates Pursuant to the Arrangement

Upon completion of the Arrangement, Case Shareholders (other than Dissenting Case Shareholders) will be deemed to be holders of Fairborne Shares as of the Effective Date and former registered Case Shareholders will be entered into the register of holders of Fairborne Shares without further act or formality. A letter of transmittal for the surrender of certificates representing Case Shares for use in exchanging those certificates for Fairborne Share certificates is enclosed with this Information Circular. The letter of transmittal contains instructions on how Case Shareholders are to exchange their Case Share certificates. Registered Case Shareholders (other than Dissenting Case Shareholders) should read and follow these instructions carefully. The letter of transmittal, when properly completed and returned together with a certificate or certificates representing Case Shares and all other required documents, will enable each registered Case Shareholder (other than Dissenting Case Shareholders) to obtain the certificates representing the number of Fairborne Shares received under the Arrangement.

Case Shareholders whose Case Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those shares.

Any use of the mail to transmit the share certificates and letter of transmittal is at the risk of the Case Shareholders. If such documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used. If the Arrangement is not proceeded with, all certificates representing Case Shares received by the Depositary will be returned to Case Shareholders.

Dissenting Case Shareholders who ultimately are not entitled to be paid the fair value of their Case Shares will be entitled to receive Fairborne Shares under the Arrangement.

If a certificate representing Case Shares has been lost, apparently destroyed or wrongfully taken, the holder of such Case Shares should immediately contact the registrar and transfer agent of the Case Shares, so that arrangements can be made to issue a replacement share certificate to such holder upon such holder satisfying such reasonable requirements as may be imposed by Case in this regard.

Pursuant to the terms of the Plan of Arrangement, any certificates formerly representing Case Shares that are not deposited with the Depositary together with a duly completed letter of transmittal and any other documents the

Depositary reasonably requires, on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder of such Case Shares to receive Fairborne Shares shall be deemed to be surrendered to Fairborne together with all interest, dividends or distributions thereon held for such holder.

INTERESTS OF INSIDERS IN THE ARRANGEMENT AND INTENTIONS OF CERTAIN SHAREHOLDERS

As of the date hereof, the directors and officers of Case, as a group, beneficially own or control, directly or indirectly, 15,711,697 Case Shares (approximately 26.34% of the issued and outstanding Case Shares) and hold Case Options entitling them to acquire an aggregate of 3,960,000 additional Case Shares.

Fairborne and the Lock-Up Shareholders (including all directors and officers of Case) have entered into the Lock-Up Agreements pursuant to which the Lock-Up Shareholders have agreed to vote an aggregate of 20,186,646 Case Shares (approximately 33% of the issued and outstanding Case Shares) and any Case Shares acquired on exercise of Case Options in favour of the Arrangement , subject to the provisions of the Lock-Up Agreements.

The Lock-Up Agreements may be terminated by the Lock-Up Shareholders upon written notice to Fairborne if the Arrangement is not completed on or before September 15, 2004 or if the Arrangement Agreement is terminated in accordance with its terms, other than as a result of a breach of the Lock-Up Agreement by the Lock-Up Shareholder or a breach of the Arrangement Agreement by Case. The obligations of Fairborne shall terminate at the option of Fairborne upon written notice given by Fairborne to the Lock-Up Shareholder if the Lock-Up Shareholder has breached or failed to perform and satisfy any of its covenants or agreements contained in the Lock-Up Agreement in a material respect or any representations or warranties of the Lock-Up Shareholder are not true and correct in a material respect or if the Arrangement Agreement is terminated in accordance with its terms.

If a Superior Proposal (as defined in the Arrangement Agreement) is made and (i) the Board of Directors has recommended that Case Shareholders tender their Case Shares in acceptance of such Superior Proposal or vote in favour thereof; (ii) Fairborne shall not have increased the consideration per Case Share to a consideration at least equal to such Superior Proposal; and (iii) the Case Termination Fee has been paid by Case to Fairborne, a Lock-Up Shareholder may withdraw its vote under the Lock-Up Agreement or vote in such other manner as the Lock-Up Shareholder determines, following the expiry of any applicable period, pursuant to the Arrangement Agreement, that Fairborne has to increase the value of the Arrangement to equal the value of the consideration that Case Shareholders will receive pursuant to such Superior Proposal.

If for any reason such Superior Proposal is withdrawn, expires, terminates or any of the subject securities are not taken up and paid for pursuant to such Superior Proposal, the Lock-Up Shareholder agrees to vote such subject securities in favor of the Arrangement, if the Arrangement is still outstanding.

To the knowledge of the directors and senior officers of Case, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Case Shares carrying more than 10% of voting rights attached thereto other than Larry A. Shaw who beneficially owns, directly or indirectly, or exercises control or direction over 8,375,502 Case Shares (or 14.04% of those outstanding).

As of the date hereof, to the knowledge of Case, no directors or senior officers or other insiders of Fairborne own, directly or indirectly, or exercise control of or direction over, any Case Shares.

As described under "Part I — The Arrangement — Details of the Arrangement — Case Options", Case has entered into agreements pursuant to which all outstanding Case Options, which have not been exercised prior to the Effective Time, will be acquired and terminated by Case immediately prior to the Effective Time.

To the knowledge of directors and senior officers of Case, there are no material interests of any director or senior officer of Case or any one who held office as such since the commencement of the last completed financial year of Case or of any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting, other than the foregoing and as described elsewhere in this Information Circular.

FAIRNESS OPINION

In its evaluation of the Arrangement and the proposed acquisition of Case by Fairborne, the Board of Directors relied upon, among other things, the opinion of GMP, as a financial advisor to the Board of Directors, as to whether the consideration to be received by Case Shareholders under the Arrangement is fair, from a financial point of view, to the Case Shareholders. GMP was retained to perform these services for the Board of Directors on the basis of its expertise in such matters.

Qualifications of GMP

GMP is a publicly traded, Canadian investment banking firm providing advisory and capital market related services to Canadian resource related and industrial companies and major financial institutions. GMP's services include investment research and the trading of equity securities for major Canadian and foreign financial institutions and corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions. GMP and its principals have been involved in a significant number of transactions involving valuations of private and publicly traded Canadian companies and in providing fairness opinions in respect of such transactions.

The opinion expressed in the Fairness Opinion is the opinion of GMP as an entity. The principal individuals responsible for the preparation of this Fairness Opinion were Thomas A. Budd and Matt Sobolewski. Mr. Budd and Mr. Sobolewski have 22 years and 4 years, respectively, of experience in the financial services industry.

Relationship with Interested Parties

Neither GMP nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of Case or Fairborne, or any of their respective associates or affiliates (collectively, the "Interested Parties"). GMP has acted as a financial advisor, agent or underwriter to Case and Fairborne in the past two years. GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Case and Fairborne, and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Case, Fairborne or other interested parties.

In consideration for its services as financial advisor to Case, including the provision of the Fairness Opinion, Case agreed to pay to GMP a fee and to indemnify it and certain related parties in respect of certain liabilities. The fee payable to GMP for advisory services is contingent, in part, upon completion of the Arrangement.

On May 24, 2004, GMP advised the Board of Directors that it would be in a position to provide the Fairness Opinion subject to the review of formal documentation. On June 24, 2004, GMP provided the Fairness Opinion.

In the Fairness Opinion, GMP concluded, on the basis of GMP's review of certain relevant information and subject to certain assumptions, all as set out in the Fairness Opinion, that the consideration to be received by Case Shareholders under the Arrangement is fair, from a financial point of view, to Case Shareholders.

A copy of the Fairness Opinion is attached to this Information Circular as Appendix "F" and should be read carefully and in its entirety.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF CASE

At a meeting of the Board of Directors held prior to entering into the Arrangement Agreement, Case considered the business combination with Fairborne on the terms and conditions as provided in the Arrangement Agreement. The Board of Directors unanimously determined that the Arrangement is fair to Case Shareholders, is in the best interests of Case and the Case Shareholders and, as such, has authorized submission of the Arrangement to Case Shareholders for approval and to the Court for the Final Order.

In coming to its conclusion and recommendations, the Board of Directors considered, among others, the following factors:

1. the purpose and benefits of the Arrangement as outlined herein;

2. information concerning the financial condition, results of operations, business plans and prospects of Case and Fairborne, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of the combined entity;

3. the advice of GMP that it would be in a position to provide the Fairness Opinion, subject to the review of formal documentation; and

4. that Case Shareholders that oppose the Arrangement may, subject to compliance with certain conditions, dissent from the Arrangement Resolution and be entitled to be paid the fair value for their Case Shares in accordance with Section 191 of the ABCA and the Interim Order.

The Board of Directors unanimously recommends that the Case Shareholders vote in favour of the Arrangement Resolution.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Borden Ladner Gervais LLP, Canadian counsel to Case, the following summary fairly describes, as at the date hereof, the principal Canadian federal income tax consequences of the Arrangement to Case Shareholders who hold their Case Shares as capital property for the purposes of the Tax Act and who deal at arm's length with Fairborne at all times up to and including the completion of the Arrangement, and following completion of the Arrangement will not, either alone or together with any person or persons with whom the holder does not deal at arm's length, control Fairborne or beneficially own shares of Fairborne having a fair market value in excess of 50% of the fair market value of all outstanding Fairborne Shares.

Generally, Case Shares will be considered to be held as capital property by a Case Shareholder provided the Case Shareholder does not hold such Case Shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. In circumstances where Case Shares may not otherwise constitute capital property to a particular holder who is resident in Canada, such holder may be entitled to elect that such securities be deemed capital property by making an irrevocable election under subsection 39(4) of the Tax Act to treat all Canadian securities (as defined in the Tax Act) as capital property.

This summary is not applicable to a Case Shareholder that is a "financial institution", "specified financial institution" or an interest in which would be a tax shelter investment, all as defined in the Tax Act. Any such Case Shareholder should consult his own tax advisors with respect to the Plan of Arrangement.

This summary is based upon the provisions of the Tax Act, the regulations thereunder in force on the date hereof (the "Regulations"), all published proposals from the Government of Canada to enact specific amendments to the Tax Act or to the Regulations (the "Proposed Amendments") and counsel's understanding of the current published administrative practices of the Canada Revenue Agency ("CRA"). This summary does not otherwise take into account or anticipate changes in the law, whether by legislative, governmental or judicial action, including changes to the Tax Act, the Regulations or changes in the administrative practice of CRA. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary provides general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular Case Shareholder. Accordingly, Case Shareholders are advised to consult their tax advisors to determine the tax consequences to them of the Arrangement in their own particular circumstances.

Residents of Canada

This following portion of this summary is applicable only to persons who are, or are deemed to be, residents of Canada for the purposes of the Tax Act and any relevant bilateral tax treaty.

Exchange of Case Shares for Fairborne Shares

Case Shareholders who do not choose to recognize a capital gain or capital loss on the exchange of Case Shares under the Arrangement, will be deemed to have disposed of their Case Shares for proceeds of disposition equal to the adjusted cost base of those shares immediately before the exchange, and to have acquired the Fairborne Shares received on the exchange at a cost equal to that adjusted cost base. The cost of Fairborne Shares must generally be averaged with the adjusted cost base of all other Fairborne Shares held by the holder as capital property for the purposes of determining the adjusted cost base of each of the Fairborne Shares held by such holder.

Case Shareholders who choose to recognize a capital gain or capital loss on the exchange of some or all of the Case Shares for Fairborne Shares may do so by including the capital gain or capital loss in their tax return for the taxation year in which the exchange occurs. In those circumstances, each Case Shareholder's capital gain (or capital loss) will be the amount by which the fair market value of the Fairborne Shares received on the exchange exceeds (or is exceeded by) the total adjusted cost base of the Case Shares exchanged and any reasonable costs associated with the disposition, and the cost of the Fairborne Shares received by the Case Shareholder will be equal to their fair market value. The cost of Fairborne Shares must generally be averaged with the adjusted cost base of all other Fairborne Shares held by the holder as capital property for the purposes of determining the adjusted cost base of each of the Fairborne Shares held by such holder.

One half of any capital gain realized on the disposition of Case Shares must be included in computing income as a taxable capital gain in the shareholder's taxation year in which the disposition takes place, while one half of any capital loss is deducted from taxable capital gains realized in that taxation year and any undeducted balance may be deducted against taxable capital gains of the three preceding taxation years, or any subsequent year, to the extent and under circumstances described in the Tax Act. Notwithstanding the foregoing, 80% of any capital gain (as opposed to one-half) will be included in computing an individual Case Shareholder's "adjusted taxable income" for purposes of determining liability, if any, for alternative minimum tax. A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6⅔% refundable tax on certain investment income, including taxable capital gains.

Dissenting Case Shareholders

Dissenting Case Shareholders who validly exercise their right of dissent and who are entitled to receive payment from Case equal to the fair value of their Case Shares will, on payment thereof (except to the extent any amount awarded represents interest) be deemed to have received proceeds of disposition equal to the lesser of the paid up capital of their Case Shares and the amount paid. In those circumstances, the Dissenting Case Shareholder's capital gain (or capital loss) will be the amount by which those deemed proceeds of disposition exceed (or are exceeded by) the total adjusted cost base of the Case Shares sold and any reasonable costs associated with the disposition. See Canadian Federal Income Tax Considerations — Residents of Canada — Exchange of Case Shares for Fairborne Shares.

The amount paid to a Dissenting Case Shareholder in excess of the paid-up capital of Case Shares which are subject to the dissent will be deemed to be a dividend paid to the Dissenting Case Shareholder from a taxable Canadian corporation, and such deemed dividend will be subject to the normal rules governing dividends, including the gross-up and tax credit for receipt by individuals and the tax under Part IV of the Tax Act on dividends received by private and certain other corporations.

Interest awarded to a Dissenting Case Shareholder must generally be included by the Dissenting Case Shareholder in computing taxable income in the year it is received.

Non-Residents of Canada

The following portion of this summary is applicable only to Case Shareholders who are not, and will not be, resident nor deemed to be resident in Canada for the purposes of the Tax Act or any relevant bilateral tax treaty at any time while they hold Case Shares and who do not use or hold and are not deemed to use or hold their Case Shares in connection with carrying on a business in Canada ("Non-Resident Shareholders"). Special rules apply to non-resident insurers that carry on an insurance business in Canada and elsewhere. This summary does not take these rules into account and such Case Shareholders should consult their own tax advisors.

Exchange of Case Shares for Fairborne Shares

Non-Resident Shareholders will not be subject to Canadian capital gains taxation on the exchange of Case Shares for Fairborne Shares unless (i) the Non-Resident Shareholder's Case Shares constitute taxable Canadian property as defined in the Tax Act; and (ii) the Non-Resident Shareholder elects to realize a capital gain (or capital loss).

Generally speaking, Case Shares will constitute taxable Canadian property to a Non-Resident Shareholder if (i) that person, either alone or together with persons with whom the Non-Resident Shareholder does not deal at arm's length, owns, or in any of the 60 prior months has owned, in excess of 25% of the issued and outstanding shares of Case of any class or series or any interest therein or options in respect thereof or (ii) the holder's Case Shares were acquired in a tax-deferred exchange for property which was itself taxable Canadian property. Non-Resident Shareholders whose Case Shares constitute "taxable Canadian property" may avail themselves of the tax-deferred procedure described under "Residents of Canada — Exchange of Case Shares for Fairborne Shares" in respect of Case Shares. In such circumstances, the Fairborne Shares acquired in the course of the Arrangement will be deemed to constitute "taxable Canadian property".

Dissenting Case Shareholders

Dissenting Non-Resident Shareholders whose Case Shares constitute taxable Canadian property will generally be subject to the same income tax treatment as residents of Canada (See "Residents of Canada — Dissenting Case Shareholders"), except that any amount paid in excess of the paid up capital of the share will be deemed to be a dividend and will be subject to Canadian withholding tax at a rate of 25%, subject to reduction pursuant to the terms of any applicable tax treaty. Also, a Non-Resident Shareholder will be subject to withholding tax at a rate of 25% on the payment of any interest award, subject to reduction pursuant to the terms of any applicable tax treaty.

RIGHT OF DISSENT

The following description of the right of Dissenting Case Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Case Shareholder who seeks payment of the fair value of such holder's Case Shares and is qualified in its entirety by the reference to the full text of the Interim Order and Section 191 of the ABCA, as modified and supplemented, which are attached to this Information Circular as Appendices "B" and "D", respectively. A registered Case Shareholder who intends to exercise the right of dissent should carefully consider and comply with the provisions of Section 191 of the ABCA, as modified by the Interim Order. Failure to strictly comply with the provisions of that Section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered Case Shareholder is entitled, in addition to any other right such holder may have, to dissent and to be paid by Case the fair value of the Case Shares held by such holder in respect of which such holder dissents, determined as of the close of business on the last business day before the day on which the resolution or order from which such holder dissents was adopted. A registered Case Shareholder may dissent only with respect to all of the Case Shares held by such holder on behalf of any one beneficial owner and registered in the Dissenting Case Shareholder's name. **Only registered Case Shareholders may dissent. Persons who are beneficial owners of Case Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such securities. A registered Case Shareholder, such as a broker, who holds Case Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the Case Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of Case Shares covered by it.**

A Dissenting Case Shareholder must send to Case a written objection to the Arrangement Resolution, which written objection must be received by Case at Suite 600, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4, Attn: James W. Surbey, Corporate Secretary, by no later than 4:00 p.m. (Calgary time) on the last business day prior to the Meeting. A Case Shareholder wishing to exercise the right to dissent shall not vote such holder's Case Shares at the applicable Meeting, either by the submission of a proxy or by personally voting,

in favour of the Case Arrangement Resolution. A vote against the Arrangement Resolution or an abstention does not constitute a written objection.

If the Arrangement Resolution is adopted, Case or the Dissenting Case Shareholder, where the Dissenting Case Shareholder has sent the required written objection, may apply to the Court to fix the fair value of the Dissenting Case Shareholder's Case Shares. If the application is made, unless the Court otherwise orders, Case is required to send to each Dissenting Case Shareholder a written offer to pay such shareholder an amount considered by the directors of Case to be the fair value of the Dissenting Case Shareholder's Case Shares. The offer sent to each Dissenting Case Shareholder must be on the same terms and contain or be accompanied by a statement showing how the fair value was determined.

Unless the Court otherwise orders, such an offer must be sent to each Dissenting Case Shareholder at least 10 days before the date on which the application is returnable, if Case is the applicant, or within 10 days after Case is served with a copy of the originating notice making the application, if the Dissenting Case Shareholder is the applicant.

A Dissenting Case Shareholder may make an agreement with Case for the purchase of the Dissenting Case Shareholder's Case Shares in the amount of Case's offer or otherwise at any time before the Court pronounces an order fixing the fair value for the such Case shares.

The Court must make an order fixing the fair value of the Case Shares of all Dissenting Case Shareholders who are parties to the application, giving judgment in that amount against Case and in favour of each such Dissenting Case Shareholder, and fixing the time within which Case must pay such amount to such Dissenting Case Shareholder.

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Case Shareholder from the date on which the Dissenting Case Shareholder ceases to have any rights as a shareholder until the date of payment. A Dissenting Case Shareholder is not required to give security for costs in respect of an application to the Court to fix the fair value of such Dissenting Case Shareholder's Case Shares and, except in special circumstances, shall not be required to pay the costs of the application or appraisal.

A Dissenting Case Shareholder ceases to have any rights as a shareholder, other than the right to be paid the fair value of their Case Shares in the amount agreed to with Case or in the amount of the judgment, on the earliest of (i) the Effective Date, (ii) the date of the making of an agreement between the Dissenting Case Shareholder and Case as to the payment for the Dissenting Case Shareholder's Case Shares, and (iii) the date of the pronouncement of the order fixing the fair value of the Case Shares. Until any of the foregoing events occurs, a Dissenting Case Shareholder may withdraw such shareholder's dissent, or Case may rescind the resolution in question, and in either event, proceedings under section 191 of the ABCA shall be discontinued.

Case shall not make a payment to a Dissenting Case Shareholder under section 191 of the ABCA if there are reasonable grounds for believing that it is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities. In such event, Case shall notify each Dissenting Case Shareholder within 10 days after the pronouncement of the Court or the making of an agreement with respect to the payment to be made for such shareholder's shares, that it is unable lawfully to pay Dissenting Case Shareholders for their shares, in which case the Dissenting Case Shareholders may, by written notice to Case within 30 days after receipt of such notice, withdraw their dissent, in which case such shareholder shall be deemed to have participated in the Arrangement.

All Case Shares held by Case Shareholders who exercise their right of dissent and are ultimately entitled to be paid fair value for their Case Shares will be deemed to be transferred to Case and cancelled in exchange for payment of fair value at the Effective Time or will, if such Case Shareholders ultimately are not so entitled to be paid the fair value thereof, be deemed to be transferred to Fairborne in exchange for Fairborne Shares on the same basis as all other Case Shareholders pursuant to the Arrangement.

In no case shall Case, Fairborne or any other person be required to recognize a Dissenting Case Shareholder as a holder of Case Shares after the Effective Time and the names of such Dissenting Case Shareholders shall be deleted from the register of holders of Case Shares at the Effective Time.

The Arrangement Agreement provides that it is a condition to the Arrangement that holders of not greater than 5% of the Case Shares shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as at the Effective Date. See "Part I — The Arrangement — Details of the Arrangement — Conditions to the Arrangement".

TIMING

The Arrangement will become effective upon the filing with the Registrar of a copy of the Final Order and the Articles of Arrangement. If the Meeting is held and the Arrangement Resolution is approved as required by the Interim Order, Case will apply to the Court for the Final Order approving the Arrangement. Case intends to apply for the Final Order in the afternoon of July 26, 2004. If the Final Order is obtained on July 26, 2004, in form and substance satisfactory to Case and Fairborne and all other conditions specified in the Arrangement Agreement are satisfied or waived, Case and Fairborne expect the Effective Date will be July 27, 2004.

The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order. On the Effective Date , Case and Fairborne will issue a joint press release announcing completion of the Arrangement.

EXPENSES OF THE ARRANGEMENT

Case's costs to be incurred relating to the Arrangement including, without limitation, accounting, legal, engineering fees, financial and other advisors' fees, severance costs, retention, termination and bonus payments on the change of control of Case or pursuant to Case's severance policy, the preparation and printing of this Information Circular and other out-of-pocket costs associated with the Meeting are estimated to be approximately $2.0 million.

Fairborne's costs to be incurred relating to the Arrangement including, without limitation, accounting, legal and engineering fees, financial advisor fees and other out-of-pocket costs associated with the Arrangement are estimated to be $400,000.

OTHER LEGAL MATTERS

Resale of Fairborne Shares

Canada

The Fairborne Shares to be issued to Case Shareholders pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable securities laws of the various applicable provinces in Canada and (other than in Québec, as described below) will generally be "freely tradeable" (and not subject to any "restricted period" or "hold period") if the following conditions are met: (i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling securityholder is an insider or an officer of the issuer, the selling securityholder has no reasonable grounds to believe that the issuer is in default of securities legislation.

Notice of proposed Arrangement and of issuance of the Fairborne Shares pursuant thereto is being submitted to the l'Autorité des marchés financiers on behalf of Fairborne. Completion of the Arrangement is subject to approval of, or non-objection by, the l'Autorité des marchés financiers in respect of the issuance of the Fairborne Shares pursuant to the Arrangement to the extent applicable.

United States

The Fairborne Shares received pursuant to the Arrangement will not be registered under the U.S. Securities Act, and are being issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act. Such Fairborne Shares may be resold without restriction by a shareholder who was not an "affiliate" of Fairborne or Case before the Arrangement and who is not an "affiliate" of Fairborne after the Arrangement. An "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is

controlled by, or is under common control with such issuer, whether through the ownership of voting securities, by contract, or otherwise. Case Shareholders who were affiliates of Fairborne or Case immediately before the Arrangement, or who will be affiliates of Fairborne or Case after the Arrangement, are subject to resale restrictions under the U.S. Securities Act and may not resell the Fairborne Shares in the United States in the absence of an exemption from registration under the U.S. Securities Act and may resell the Fairborne Shares outside the United States only pursuant to such an exemption, including pursuant to the provisions of Regulation S under the U.S. Securities Act. See — Information For United States Shareholders.

Case Shareholders are urged to consult their legal advisers to determine the extent of all applicable resale provisions.

Legal Developments

Section 193 of the ABCA provides that, where it is impracticable for a corporation that is not insolvent to effect a fundamental change in the nature of an arrangement under any other provision of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Case for approval of the Arrangement.

Case Shareholders should consult their legal advisers with respect to the legal rights available to them in relation to the Arrangement.

PART II — INFORMATION CONCERNING CASE RESOURCES INC.

General

Case is a corporation incorporated and subsisting pursuant to the provisions of the ABCA. Case is engaged in the exploration for and development of crude oil and natural gas in western Canada.

Case's head office is located at Suite 600, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4 and its registered office is located at 1000, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

The Case Shares are currently listed for trading on the TSX under the symbol "CAZ".

Incorporation by Reference

Pursuant to National Instrument 51-102F5 which governs the content to be included in this Information Circular, information in respect of Case is incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained by a Case Shareholder on request prior to the Effective Time without charge from the Corporate Secretary of Case, Suite 600, 330 — 5th Avenue S.W., Calgary, Alberta T2P 0L4, telephone: (403) 263-6400. In addition, the documents can be obtained from SEDAR at www.SEDAR.com.

The following documents, filed by Case with the securities commissions or similar authorities in Canada, are specifically incorporated by reference in and form an integral part of the Information Circular:

(a) Case's Renewal Annual Information Form ("Case AIF") dated May 11, 2004 for the year ended December 31, 2003;

(b) Case's Statement of Reserves Data and Other Oil and Gas Information dated May 11, 2004 and effective as at December 31, 2003 prepared in accordance with NI 51-101;

(c) Case's Information Circular — Proxy Statement dated March 25, 2004 relating to the annual and special meeting of Case Shareholders held on May 4, 2004;

(d) Case's audited comparative consolidated financial statements for the years ended December 31, 2003 and December 31, 2002, together with the notes thereto and the report of the auditors thereon, contained in Case's 2003 Annual Report;

(e) Case's management's discussion and analysis for the year ended December 31, 2003, contained in Case's 2003 Annual Report;

(f) Case's unaudited interim consolidated financial statements for the three months ended March 31, 2004;

(g) Case's management's discussion and analysis for the three months ended March 31, 2004; and

(h) Case's material change report dated May 28, 2004 in respect of the Arrangement.

Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by Case with the securities commissions or similar authorities in Canada after the date of this Information Circular and prior to the Effective Time shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superceded for the purposes of this Information Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies of supercedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any

other information set forth in the document that it modifies or supersedes. The making of a modifying or superceding statement shall not be deemed an admission for any purposes that the modified or superceded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to stating a material fact that is required to be stated or that is necessary to make a statement that is not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or supersede, to constitute a part of this Information Circular.

Description of Share Capital

The authorized share capital of Case consists of an unlimited number of Case Shares and an unlimited number of first preferred shares, issuable in series and an unlimited number of second preferred shares, issuable in series. There are no first preferred or second preferred shares of Case issued and outstanding. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Case Shares.

Case Shares

Subject to the provisions of the ABCA, the holders of Case Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Case, and are entitled to one vote on a ballot for each Case Share held.

Subject to the payment of preferential dividends, if any, on any other class of shares of Case entitled to receive dividends in priority to or rateably with the holders of the Case Shares, the holders of the Case Shares are entitled to receive any dividend declared by Case on the Case Shares.

Upon the liquidation, dissolution or winding-up of Case or other distribution of the assets of Case among its shareholders for the purpose of winding-up its affairs, the holders of Case Shares shall, subject to the rights of the holders of any other class of shares of Case upon such distribution in priority or rateably with the holders of the Case Shares be entitled to share in any distribution of the remaining assets of Case.

Options to Purchase Case Shares

Case has a stock option plan which was approved by the Case Shareholders at an annual and special meeting held on May 4, 2004, pursuant to which the Board of Directors may, from time to time, grant Case Options to purchase Case Shares to directors, officers, employees and consultants of Case or its subsidiaries. The exercise price for Case Options is fixed by the Board of Directors at the time of grant. A maximum of 5,719,821 Case Shares are issuable under the plan. As at June 25, 2004, there were 5,293,325 Case Options outstanding. 368,163 options remain available for issuance under the stock option plan. The weighted average exercise price of the outstanding Case Options as at December 31, 2003 was $0.72.

The table below provides details of the outstanding Case Options held by the directors, officers, employees and consultants of Case as at June 25, 2004.

Group	Number	Date of Grant	Exercise Price	Expiry Date
Directors who are not also Executive Officers (3 in total)	150,000	Sept 20, 2000	$0.85	Sept 20, 2005
	300,000	Mar 7, 2002	$0.64	Mar 7, 2007
	150,000	Nov 21,2002	$0.75	Nov 21,2007
Executive Officers (5 in total)	535,000	Sept 20, 2000	$0.85	Sept 20, 2005
	125,000	Oct 30, 2000	$1.04	Oct 30, 2005
	200,000	May 7, 2001	$0.62	May 4, 2006
	1,500,000	Mar 7, 2002	$0.64	Mar 5, 2007
	625,000	Nov 21, 2002	$0.75	Nov 21, 2007
	375,000	Jan 15, 2004	$1.10	Jan 15, 2009
Employees and Consultants	1,333,325	Sept 20, 2000 through Jan 15, 2004	$0.64 - $1.17	Five years from date of grant

Holders of all outstanding Case Options have agreed that any Case Options which have not been exercised prior to the Effective Time will be acquired and terminated by Case immediately prior to the Effective Time in consideration for certain payments, as described under "Part I — Details of the Arrangement — Case Options".

Executive Compensation

Case does not have a compensation committee as matters related to executive compensation and compensation of directors are addressed and approved by the entire Board of Directors. Case's compensation strategy has been aimed at attracting and retaining quality and experienced personnel. Base salary ranges for executive officers of Case were originally set at a level below those of comparable oil and gas companies with the intention to increase salaries in response to enhancements of shareholder value and increases in Case's total assets. Salaries for officers of Case are reviewed annually subject to the terms of applicable employment agreements. Individual stock options are granted by the Board of Directors in order to align executive and shareholder interest. Participation in Case's stock option plan is intended to reward overall corporate performance, as measured through the trading price of Case Shares. Stock options are granted by the Board of Directors based on the individual's level of ongoing responsibilities and contribution within Case. Additional information in respect of executive compensation is set forth in Case's Information Circular – Proxy Statement dated March 25, 2004 relating to the annual and special meeting of Case Shareholders held on May 4, 2004, which is incorporated herein by reference.

Price Range and Trading Volume of Case Shares

The following table sets out the high and low price for board lot trades and the volume of trading of the Case Shares for the period indicated as reported by the TSX.

	Price Range ($)		
	High	**Low**	**Trading Volume**
2002			
Second quarter	0.80	0.53	1,874,402
Third quarter	0.78	0.55	4,018,859
Fourth quarter	0.80	0.65	3,437,323
2003			
First quarter	0.85	0.68	5,193,986
Second quarter	0.95	0.71	12,170,193
Third quarter	1.41	0.83	14,408,198
Fourth quarter	1.25	1.10	7,770,931
2004			
First quarter	1.19	0.85	5,469,520
April	1.06	0.80	3,063,812
May	0.97	0.81	1,677,318
June (to June 24, 2004)	0.92	0.77	10,487,745

The weighted average trading price of Case Shares on the TSX for the 20 trading days preceding the day on which the exchange ratio for the Arrangement was determined was $0.91. On May 21, 2004, the last trading day prior to the public announcement of the arrangement with Case, the closing price of the Case Shares on the TSX was at $0.87. On June 24, 2004, the closing price of the Case Shares on the TSX was $0.89.

Interest of Insiders and Others in Material Transactions

No director or executive officer of Case or any Case Shareholder that beneficially owns, directly or indirectly, or exercise control or direction over 10% or more of the outstanding voting shares of Case, or any associate or affiliate of the foregoing, has or had any material interest, directly or indirectly, in any transaction within the three years prior to the date hereof, or in any proposed transaction, that has materially affected or will materially affect Case, except as otherwise disclosed in the Information Circular including those documents incorporated by reference herein, and other than certain directors and officers of Case and certain of their respective associates who have participated in private placements of Case Shares within the three years prior to the date hereof, on the same basis as arm's length subscribers to such private placements.

PART III — INFORMATION CONCERNING FAIRBORNE ENERGY LTD.

General

Fairborne is a corporation incorporated and subsisting pursuant to the provisions of the ABCA. Fairborne is also engaged in the exploration for and development of crude oil and natural gas in western Canada.

Fairborne's principal office is located at Suite 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 and its registered office is located at Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

The Fairborne Shares are currently listed for trading on the TSX under the symbol "FEL".

Additional Financial Information

In May, 2002, Fairborne acquired certain producing and non-producing oil & gas properties in the Clive/Wood River area of Central Alberta. The Schedule of Revenue and Expenses for three years ended December 31, 2001 and the five months ended March 31, 2001 and 2002 in respect of the properties acquired are incorporated by reference herein.

Effective July 2, 2003, Fairborne acquired all of the issued and outstanding shares of Pivotal Energy Ltd. ("Pivotal"). Historical financial statements for Pivotal as at and for the three years ended December 31, 2002, 2001 and 2000 are incorporated by reference herein and Pivotal historical financial statements as at and for the three and six month periods ended June 30, 2003 and 2002 are attached hereto in Appendix "G". Pro forma financial information is contained in Appendix "E" attached hereto.

In addition, on March 31, 2004, Fairborne closed the West Pembina Acquisition effective January 1, 2004. Information in respect of the properties acquired are described in the Fairborne AIF (defined below) incorporated herein by reference. Attached hereto in Appendix "H" is the audited Schedule of Revenue and Expenses for the three years ended December 31, 2003 and the unaudited three month periods ended March 31, 2004 and 2003 in respect of the properties acquired. Pro forma financial information is contained in the Pro Forma Financial Statements attached hereto at Appendix "E".

Incorporation by Reference

Pursuant to National Instrument 51-102F5, information in respect of Fairborne is also incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained by a Case Shareholder on request prior to the Effective Time without charge by contacting Fairborne at its offices at Suite 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5, by phone at (403) 290-7750, fax at (403) 290-7751 or email at rmaitland@fairborne-energy.com or by contacting the Corporate Secretary of Case, Suite 600, 330 - 5th Avenue S.W., Calgary, Alberta, T2P 0L4, Telephone: (403) 263-6400. In addition, the documents have been filed by both Fairborne and Case on SEDAR and are available at www.SEDAR.com.

The following documents, filed by Fairborne with the securities commissions or similar authorities in Canada, are specifically incorporated by reference in and form an integral part of the Information Circular:

(a) Fairborne's Revised Initial Annual Information Form ("Fairborne AIF") dated May 17, 2004 for the year ended December 31, 2003;

(b) Fairborne's Information Circular — Proxy Statement dated April 19, 2004 relating to the annual and special meeting of Fairborne Shareholders held on June 2, 2004 (excluding the disclosure under the headings "Report of Compensation Committee", "Performance Graph" and "Corporate Governance Practices");

(c) Fairborne's audited comparative consolidated financial statements for the years ended December 31, 2003 and for the seven months ended December 31, 2002, together with the notes thereto and the report of the auditors thereon, contained in Fairborne's 2003 Annual Report;

(d) Fairborne's management's discussion and analysis for the year ended December 31, 2003, contained in Fairborne's 2003 Annual Report;

(e) Faïrborne's unaudited interim financial statements for the three months ended March 31, 2004 and management's discussion and analysis for the three months ended March 31, 2004, contained in Fairborne's interim report for the three months ended March 31, 2004;

(f) the Schedule and Revenue Expenses for the three years ended December 31, 2001 and the five months ended March 31, 2001 and 2002 in respect of selected properties acquired by Fairborne in the Clive/Wood River area, set forth in Appendix H to the Joint Information Circular of Fairborne and Pivotal Energy Ltd. dated June 2, 2003 (the "Joint Information Circular");

(g) audited consolidated financial statements of Pivotal Energy Ltd. as at and for the three years ended December 31, 2003 set forth in Appendix G to the Joint Information Circular;

(h) material change report of Fairborne dated February 9, 2004 in respect of the West Pembina Acquisition and the issuance of subscription receipts by Fairborne; and

(i) material change report of Fairborne dated May 25, 2004 in respect of the Arrangement.

Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by Fairborne with the securities commissions or similar authorities in Canada after the date of this Information Circular and prior to the Effective Time shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies of supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to stating a material fact that is required to be stated or that is necessary to make a statement that is not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or supersede, to constitute a part of this Information Circular.

Description of Share Capital

The authorized share capital of Fairborne consists of an unlimited number of Fairborne Shares and an unlimited number of preferred shares, issuable in series. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Fairborne Shares.

Fairborne Shares

Subject to the provisions of the ABCA, the holders of Fairborne Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Fairborne (other than meetings of holders of another class of shares), and are entitled to one vote on a ballot for each Fairborne Share held.

Subject to the payment of preferential dividends, if any, on any other class of shares of Fairborne entitled to receive dividends in priority to the holders of the Fairborne Shares, the holders of the Fairborne Shares are entitled to receive any dividend if, as and when declared by the board of directors of Fairborne on the Fairborne Shares.

Upon the liquidation, dissolution or winding-up of Fairborne or other distribution of the assets of Fairborne among its shareholders for the purpose of winding-up its affairs, the holders of Fairborne Shares shall, subject to the rights of the holders of any other class of shares of Fairborne upon such distribution in priority with the holders of the

Fairborne Shares, be entitled to share equally share for share, in any distribution of the remaining assets of Fairborne.

Price Range and Trading Volume of Fairborne Shares

The Fairborne Shares have been listed and posted for trading on the TSX under the trading symbol "FEL" since July 7, 2003. The following table sets forth the reported high and low sale prices and the trading volumes for the Fairborne Shares for the periods indicated as reported by the TSX.

	Price Range ($)		
	High	Low	Trading Volume
2003			
July 7, 2003 to September 30, 2003	6.05	5.10	11,670,913
Fourth quarter	5.90	5.25	6,392,988
2004			
First quarter	9.40	5.60	11,531,960
April	10.79	9.00	5,338,630
May	10.50	9.35	2,975,114
June (to June 24, 2004)	10.60	9.45	3,490,970

On May 21, 2004, the last trading day prior to the public announcement of the arrangement with Case, the closing price of the Fairborne Shares on the TSX was at $9.60. On June 24, 2004, the closing price of the Fairborne Shares on the TSX was $10.12.

Consolidated Capitalization of Fairborne

The following table sets forth the consolidated capitalization of Fairborne as at December 31, 2003 and March 31, 2004 and as at March 31, 2004 after giving effect to the Arrangement.

	Authorized	As at December 31, 2003	As at March 31, 2004	As at March 31, 2004 after giving effect to the Arrangement[1]
		(audited)	(unaudited)	(unaudited)
Fairborne Shares[2]	Unlimited	$73,040,241 (32,328,169 shares)	$112,728,000 (38,525,935 shares)	$163,851,000 (43,948,894 shares)
Fairborne Preferred Shares	Unlimited	nil	nil	nil
Long Term Financial Liabilities and Working Capital[3]		($9,370,682)	($90,870,000)	($102,755,000)

Notes:

(1) After giving effect to and assuming the payment of $2,850,000 on termination of Case Options and transaction costs.

(2) In addition, Fairborne has 3,468,583 Fairborne Shares reserved for issuance pursuant to outstanding options exercisable at prices ranging from $1.75 to $10.35 and 1,960,000 Fairborne Shares issuable at an exercise price of $3.50 per share pursuant to outstanding common share purchase warrants exercisable until May 30, 2006.

(3) Fairborne has an $85 million demand revolving operating credit facility from two Canadian chartered banks. Amounts outstanding under the facility bear interest at the bank's prime rate subject to adjustment if the debt to cash flow ratio exceeds 1.5 to 1 and are secured by a floating charge on all real property and a general security agreement. The facility is subject to regular review and availability under the facility is subject to the bank's valuation of petroleum and natural gas properties. Case has a revolving production loan facility with a major Canadian chartered bank in an authorized amount of $13,000,000 and amounts outstanding under the facility bear interest at prime plus 0.25%, provided that if the debt to equity ratio is greater than 1:1, the rate can be increased to prime plus 0.50%. The facility is secured by a security interest on all of Case's property and assets. The annual review for this facility has been extended to July 31, 2004.

(4) As at March 31, 2004, on a pro forma basis, Fairborne would have had retained earnings of $16,125,000, contributed surplus of $395,000, an asset retirement obligation of $13,537,000 and future income taxes of $29,887,000.

The information and disclosure relating to Fairborne in this Information Circular has been provided by management of Fairborne. Although Case and its management have no knowledge that would indicate that any statements contained herein provided by management of Fairborne is inaccurate, neither Case nor its management assumes any responsibility for the accuracy or completeness of such information or disclosure provided by management of Fairborne or taken from or based upon such public documents and records, or for any failure by Fairborne to disclose events which may have occurred or may affect the significance or accuracy of any such information, but which are unknown to Case or its management.

PART IV — PRO FORMA INFORMATION AFTER GIVING EFFECT TO THE ARRANGEMENT

At the Effective Date, Case will become a wholly-owned subsidiary of Fairborne.

Selected Financial Information

The following table sets out certain consolidated financial information for Case and Fairborne as at and for the year ended December 31, 2003 and as at and for the three months ended March 31, 2004 and certain unaudited pro forma consolidated financial information for Fairborne as at and for the year ended December 31, 2003 and as at and for the three months ended March 31, 2004 after giving effect to the Arrangement, the West Pembina Acquisition completed by Fairborne and the acquisition of Pivotal Energy Ltd. by Fairborne effective July 2, 2003. See also the Pro Forma Financial Statements attached hereto at Appendix "E".

	Case		Fairborne		Pro Forma	
	As at March 31, 2004 (unaudited)	As at and for the year ended December 31, 2003	As at March 31, 2004 (unaudited)	As at and for the year ended December 31, 2003	As at March 31, 2004 after giving effect to the Arrangement (unaudited)	As at and for the year ended December 31, 2003 after giving effect to the Arrangement (unaudited)
			($ 000's except per share amounts)			
Gross Revenue, before royalties	4,887	23,355	18,429	50,888	35,271	143,373
Funds generated from operations [1]	1,907	11,761	9,963	29,150	17,873	74,843
Per share						
Basic	$0.03	$0.20	$0.31	$1.16	$0.41	$1.78
Diluted[2]	$0.03	$0.19	$0.28	$1.10	$0.38	$1.73
Net income	355	6,740	3,295	10,174	3,527	17,208
Per share						
Basic	$0.01	$0.11	$0.10	$0.40	$0.08	$0.41
Diluted[2]	$0.01	$0.11	$0.09	$0.39	$0.08	$0.40
Total assets	32,874	28,020	266,338	136,185	347,245	N/A
Long Term financial liabilities	-	-	-	-	-	N/A
Working Capital (deficiency) [3]	(8,635)	(6,125)	(90,870)	(9,371)	(102,755)	N/A
Average Shares Outstanding (000's) [4]						
Basic	60,038	60,296	32,401	25,178	43,934	42,052
Diluted[2]	61,292	61,673	35,161	26,424	46,695	43,299

Notes:

(1) The term "funds generated from operations" should not be considered as an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles. The reconciliation between net earnings and funds generated from operations can be found in the statement of cash flows in the financial statements. Funds generated from operations per share are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

(2) Treasury stock method.

(3) Including bank debt.

(4) As of the date hereof, there are 59,658,512 Case Shares outstanding and 39,032,635 Fairborne Shares outstanding.

Selected Operational Information

The following table sets out certain operational information for Case and Fairborne as at and for the year ended December 31, 2003 and certain pro forma operational information for Case and Fairborne as at and for the year ended December 31, 2003 after giving effect to the Arrangement, the West Pembina Acquisition completed by Fairborne and the acquisition of Pivotal Energy Ltd. by Fairborne effective July 2, 2003. See also "Part IV — Pro Forma Information After Giving Effect to the Arrangement" and the Pro Forma Financial Statements attached hereto at Appendix "E".

	Case	Fairborne	Pro Forma
Average Daily Production[1]			
Oil & NGLs (Bbls/d)	1,316	2,014	4,693
Natural gas (Mcf/d)	2,126	10,640	32,887
Oil equivalent (BOE/d)	1,671	3,787	10,174
Proved Reserves[2]			
Oil &NGLs (Mbbls)	2,972	4,798	8,821
Natural gas (Mmcf)	5,010	31,655	52,066
Oil equivalent (MBOE)	3,807	10,073	17,498
Proved and Probable Reserves[2]			
Oil & NGLs (Mbbls)	4,542	6,003	12,368
Natural gas (Mmcf)	7,411	46,891	79,850
Oil equivalent (MBOE)	5,777	13,818	25,676
Net undeveloped land (acres) (as at March 31, 2004)	14,316	239,102	253,418

Notes:

(1) Average production for the year ended December 31, 2003 and in the case of pro forma, includes production from the West Pembina Acquisition.

(2) Gross reserves as at December 31, 2003 based on forecast prices and costs. In the case of Fairborne, based on the Gilbert Laustsen Jung Fairborne Report, the Sproule Report and the Sproule Acquisition Report and includes the reserves acquired pursuant to the West Pembina Acquisition which was effective March 31, 2004. In the case of Case, based on the Gilbert Laustsen Jung Case Report.

PART V — GENERAL PROXY MATTERS

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Case for use at the Meeting for the purposes set forth in the accompanying Notice of Meeting. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Case who will not be specifically remunerated therefor.

The Meeting is being called pursuant to the Interim Order of the Court to seek the requisite approval of Case Shareholders to the Arrangement in accordance with Section 193 of the ABCA. See "Part I — The Arrangement".

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed forms of proxy are officers of Case. A Case Shareholder has the right to appoint a person (who need not be a Case Shareholder) other than the persons designated in the form of proxy provided by Case to represent the Case Shareholder at the Meeting. To exercise this right, the Case Shareholder should strike out the name of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. In order to be effective, a proxy must be forwarded so as to reach, or be deposited with, the Secretary of Case, c/o Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof. The proxy shall be in writing and executed by the Case Shareholder, or such shareholder's attorney authorized in writing, or if such shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney.

In addition to revocation in any other manner permitted by law, a Case Shareholder may revoke a proxy by instrument in writing executed by the shareholder or such shareholder's attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either at the registered office of Case at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof. The registered office of Case is as set forth elsewhere in this Information Circular.

PROXY VOTING

All Case Shares represented at the Meeting by properly completed and executed proxies in favour of management nominees will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the proxy, Case Shares represented by the proxy will be voted in accordance with such instructions. **In the absence of any such instruction, the persons whose names appear on the printed form of proxy will vote in favour of all the matters set out thereon. If any other business or amendments or variations to matters identified in the Notice of Meeting properly come before the Meeting, then discretionary authority is conferred upon the persons appointed in the proxy to vote in the manner they see fit.**

As of the date of this Information Circular, management of Case knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SECURITIES OF CASE AND PRINCIPAL HOLDERS THEREOF

As of June 25, 2004, Case had 59,658,512 Case Shares issued and outstanding, which are its only outstanding voting securities. Each Case Share entitles the holder thereof to one vote per share on a ballot at the Meeting.

The Board of Directors has fixed the Record Date for the Meeting at the close of business on June 25, 2004. Only Case Shareholders of record as at the Record Date are entitled to receive notice of the Meeting. Case Shareholders of record will be entitled to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfer shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise

established that he owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

Pursuant to the by-laws of Case and the Interim Order, business may be transacted at the Meeting if there are Case Shareholders or duly appointed proxyholders personally present not being less than one in number, and holding or representing by proxy, not less than 5% of the issued Case Shares enjoying voting rights at the Meeting.

To the knowledge of the directors and senior officers of Case, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Case Shares carrying more than 10% of voting rights attached thereto other than Larry A. Shaw who beneficially owns, directly or indirectly, or exercises control or direction over 8,375,502 Case Shares (or 14.04% of those outstanding).

ADVICE TO BENEFICIAL HOLDERS OF CASE SHARES

The information set forth in this section is of significant importance to many Case Shareholders, as a substantial number of Case Shareholders do not hold Case Shares in their own name. Case Shareholders who do not hold Case Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by Case Shareholders whose names appear on the records of Case as the registered holders of Case Shares can be recognized and acted upon at the Meeting. If Case Shares are listed in an account statement provided to a Case Shareholder by a broker, then in almost all cases those shares will not be registered in the Case Shareholder's name on the records of the corporation. Such shares will more likely be registered under the names of the Case Shareholder's broker or an agent of that broker. In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Case Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Case Shares for the broker's clients.

Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the applicable Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by Case. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the applicable Meeting. **A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Case Shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the Case Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the applicable Meeting for the purposes of voting shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Case Shareholder and vote the shares in that capacity. **Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.**

PART VI — OTHER MATTERS

OTHER MATTERS

Management of Case knows of no amendments, variations or other matters to come before the Meeting, other than the matters referred to in the Notice of Meeting; however, if any other matter properly comes before the Meeting, the accompanying form of proxy will be voted on such matter in accordance with the best judgement of the person(s) voting the proxy.

LEGAL MATTERS

Certain legal matters relating to the Arrangement are to be passed upon by Borden Ladner Gervais LLP, on behalf of Case, and by Burnet Duckworth Palmer LLP, on behalf of Fairborne. As at June 25, 2004, the partners and associates of Borden Ladner Gervais LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Case Shares and less than 1% of the outstanding Fairborne Shares. As at June 25, 2004, the partners and associates of Burnet Duckworth Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Case Shares and less than 1% of the outstanding Fairborne Shares. C. Steven Cohen, a partner of Burnet, Duckworth & Palmer LLP, is the Corporate Secretary of Fairborne.

RISK FACTORS

For reference to risk factors affecting Fairborne and Case see the Fairborne AIF and the Case AIF, respectively, which are incorporated herein by reference.

CONSENT OF DELOITTE & TOUCHE LLP

We have read the information circular and proxy statement of Case Resources Inc. (the "Corporation") dated June 25, 2004 in connection with a plan of arrangement involving the Corporation and Fairborne Energy Ltd. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned information circular and proxy statement of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2003 and 2002 and the consolidated statements of earnings and deficit and cash flows for the years then ended. Our report is dated February 27, 2004.

Calgary, Canada

June 25, 2004

(Signed) "*Deloitte & Touche LLP*"

Chartered Accountants

CONSENT of KPMG LLP

The Board of Directors of Fairborne Energy Ltd.

We have read the Information Circular and Proxy Statement of Case Resources Inc. dated June 25, 2004 with respect to a Plan of Arrangement involving Case Resources Inc. and Fairborne Energy Ltd. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular and Proxy Statement of our report to the shareholders of the Fairborne Energy Ltd. on the consolidated balance sheets of Fairborne Energy Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 2003 and for the seven month period from May 31, 2002 to December 31, 2002. Our report is dated March 31, 2004.

We consent to the inclusion in the above-mentioned Information Circular and Proxy Statement of our report to the directors of Fairborne Energy Ltd. on the schedule of revenue and expenses for selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for each of the years in the three year period ended December 31, 2003. Our report is dated June 10, 2004.

We consent to the incorporation by reference in the above-mentioned Information Circular and Proxy Statement of our report to the directors of Pivotal Energy Ltd. on the consolidated balance sheet of Pivotal Energy Ltd. as at December 31, 2002 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the year ended December 31, 2002. Our report is dated March 27, 2003.

We consent to the incorporation by reference in the above-mentioned Information Circular and Proxy Statement of our report to the directors of Fairborne Energy Ltd. on the schedule of revenue and expenses for selected properties referred to in the purchase and sale agreement dated April 4, 2002 between Fairborne Energy Ltd. and Devon Canada Corporation and Devon ARL Corporation and the amending agreement dated May 31, 2002 between Fairborne Energy Ltd., 988191 Alberta Ltd., and Devon Canada Corporation, Devon ARL Corporation, 413486 Alberta Ltd. and 418263 Alberta Ltd. for each of the years in the three year period ended December 31, 2001. Our report is dated February 24, 2003.

(Signed) "*KPMG LLP*"

Chartered Accountants

Calgary, Canada
June 25, 2004

CONSENT OF MOODY SHIKAZE BOULET LLP

To the Board of Directors of Case Resources Inc.

And to the Board of Directors of Fairborne Energy Ltd.

We have read the information circular of Case Resources Inc. relating to a proposed plan of arrangement involving Case Resources Inc. and Fairborne Energy Ltd. dated June 25, 2004 (the "Case Circular"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference from the joint information circular to a plan of arrangement involving Pivotal Energy Ltd. (formerly Manhattan Resources Ltd.) and Fairborne Energy Ltd. dated June 2, 2003 (the "Pivotal Circular") in the above-mentioned Case Circular. The Pivotal Circular contains our report to the directors of Pivotal Energy Ltd. on the balance sheets of the company as at December 31, 2001 and 2000 and the statements of earnings, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2001. Our report is dated March 11, 2002.

(Signed) *"Moody Shikaze Boulet LLP"*

Chartered Accountants

Calgary, Canada
June 25, 2004

APPENDICES

APPENDIX "A"
ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

THIS AGREEMENT dated as of the 24th day of May, 2004.

BETWEEN:

FAIRBORNE ENERGY LTD., a body corporate incorporated under the laws of the Province of Alberta ("Fairborne")

AND

CASE RESOURCES INC., a body corporate incorporated under the laws of the Province of Alberta ("Case")

WHEREAS:

(a) Case proposes to carry out an arrangement under the Act involving Case, the Case Shareholders and Fairborne, whereby Fairborne will acquire all of the issued and outstanding Case Shares;

(b) The parties intend to carry out the transaction contemplated herein pursuant to an arrangement under the Act;

(c) The parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the transactions contemplated herein;

NOW THEREFORE IN CONSIDERATION OF THE COVENANTS AND AGREEMENTS CONTAINED IN THIS AGREEMENT, THE PARTIES AGREE AS FOLLOWS:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a) **"Act"** means the *Business Corporations Act*, R.S.A. 2000, c. B-9 as from time to time amended or re-enacted;

(b) **"Agreement"** means and refers to this Agreement as amended and restated and as the same may be further amended, modified or supplemented at any time or from time to time;

(c) "**Applicable Laws**" means all applicable securities laws, rules of applicable stock exchanges and applicable corporation laws;

(d) **"Arrangement"** means the arrangement under the provisions of Section 193 of the Act, on the terms and conditions set forth in the Plan of Arrangement;

(e) **"Articles of Arrangement"** means the articles of arrangement in respect of the Arrangement required by the Act to be filed with the Registrar after the Final Order has been made;

(f) **"Business Day"** means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(g) **"Case Acquisition Proposal"** shall have the meaning ascribed thereto in section 3.2(b)(i);

(h) **"Case Confidentiality Agreement"** means the confidentiality agreement between Fairborne and Case in favour of Case dated October 30, 2003;

(i) **"Case Financial Statements"** means the audited consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 and unaudited consolidated interim financial statements of Case for the three months ended March 31, 2004 and 2003, together with the notes thereto;

(j) **"Case Information Circular"** means the management proxy circular of Case to be sent by Case to the Case Shareholders in connection with the Case Shareholders' Meeting;

(k) **"Case Options"** means stock options issued to directors, officers, employees and consultants of Case permitting the holders thereof to purchase an aggregate of up to 5,293,325 Case Shares, at exercise prices of between $0.62 and $1.17, or an average price of $0.78 per share;

(l) **"Case Shareholders"** means holders of issued and outstanding Case Shares;

(m) **"Case Shareholders' Meeting"** means the meeting of Case Shareholders, as ordered by the Interim Order, to consider and, if determined advisable, approve the Arrangement;

(n) **"Case Shares"** means common shares in the capital of Case;

(o) **"Closing Time"** shall be 10:00 a.m. (Calgary time) on the day immediately following the date of the Case Shareholders' Meeting, unless otherwise agreed by Fairborne and Case;

(p) **"Court"** means the Court of Queen's Bench of Alberta;

(q) **"Depositary"** means such agent of Fairborne as may be designated by Fairborne for the purpose of receiving the deposit of certificates formerly representing Case Shares;

(r) **"Disclosure Letter"** means the disclosure letter provided by Case or Fairborne, as the case may be, dated of even date herewith;

(s) **"Effective Date"** means the date on which the Articles of Arrangement are filed with the Registrar;

(t) **"Fairborne Confidentiality Agreement"** means the confidentiality agreement between Case and Fairborne in favour of Fairborne dated May 21, 2004;

(u) **"Fairborne Financial Statements"** means the audited consolidated financial statements of Fairborne for the year ended December 31, 2003 and the seven months ended December 31, 2002 and unaudited consolidated interim financial statements for the three months ended March 31, 2004 and 2003, together with the notes thereto;

(v) **"Fairborne Information"** means the information in the form provided by Fairborne for inclusion in the Case Information Circular describing Fairborne and its business, operation and affairs;

(w) **"Fairborne Shares"** means common shares in the capital of Fairborne, as constituted on the date hereof; and

(x) **"Final Order"** means the order of the Court approving the Arrangement pursuant to Section 193(9)(a) of the Act, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(y) **"Interim Order"** means an interim order of the Court concerning the Arrangement under subsection 193(4) of the Act, containing declarations and directions with respect to the Arrangement and the holding of the Case Shareholders' Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(z) **"Lock-Up Agreements"** means agreements between Fairborne and each of the Lock-Up Shareholders pursuant to which the Lock-Up Shareholders agree to vote the Case Shares beneficially owned or controlled by the Lock-Up Shareholders in favour of the Arrangement and to otherwise support the Arrangement, as provided therein;

(aa) **"Lock-Up Shareholders"** means those Case Shareholders that have entered into Lock-Up Agreements with Fairborne;

(bb) **"Material Adverse Change"** or **"Material Adverse Effect"** means, when used in connection with a party, any change or effect (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, affairs, assets, capitalization, financial condition, licences, permits, concessions, prospects, rights or liabilities, whether contractual or otherwise, of Case or Fairborne, as the case may be, or its subsidiaries, which is materially adverse to the business, operations or financial condition of Case or Fairborne, as applicable, taken as a whole, other than a change or effect (i) which arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to Case or Fairborne, as applicable, prior to the date hereof; (ii) resulting from conditions affecting the oil and gas industry as a whole; (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions (including without limitation the prices of crude oil and natural gas) in Canada, the United States and elsewhere; or (iv) solely a change in the trading price of the Fairborne Shares or the Case Shares, as applicable;

(cc) **"Option Termination Agreements"** has the meaning ascribed thereto in section 3.1(ee) hereof;

(dd) **"Plan of Arrangement"** means the plan of arrangement set out in Exhibit A hereto as amended or supplemented from time to time in accordance with Article 6 thereof and section 9.1 hereof;

(ee) **"Registrar"** means the Registrar of Corporations for the Province of Alberta duly appointed under the Act;

(ff) **"subsidiary"** has the meaning ascribed thereto in the Act (and shall include all partnerships directly or indirectly owned by Fairborne, or Case, as the case may be);

(gg) **"Superior Proposal"** has the meaning ascribed thereto in section 3.2(b)(iv)(A);

(hh) **"Termination Date"** means the date of termination of this Agreement pursuant to the terms hereof;

(ii) **"Termination Fee"** has a meaning ascribed thereto in section 6.1 hereof;

(jj) **"TSX"** means The Toronto Stock Exchange.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including Exhibit A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 Date for Any Action

If any date on which any action is required to be taken hereunder by any of the parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5 Entire Agreement

This Agreement, the Case Confidentiality Agreement, the Fairborne Confidentiality Agreement and the Lock-Up Agreements, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

1.6 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.7 Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of Fairborne, include disclosure to Fairborne or its representatives, or in the case of Case, include disclosure to Case or its representatives.

1.8 Exhibit

Exhibit A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement

As soon as reasonably practicable, Case shall apply to the Court pursuant to Section 193 of the Act for an order approving the Arrangement and in connection with such application shall:

(a) forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193(4) of the Act, providing for, among other things, the calling and holding of the Case Shareholders' Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement; and

(b) subject to obtaining the approval of the Case Shareholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order,

and subject to fulfillment of the conditions set forth herein, shall deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement.

2.2 Effective Date

The Arrangement shall become effective on the Effective Date.

ARTICLE 3
COVENANTS

3.1 Covenants of Case

From the date hereof until the Effective Date or termination of this Agreement, except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) Case's business and the business of each of its subsidiaries shall be conducted only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and Case shall consult with Fairborne in respect of the ongoing business and affairs of Case and its subsidiaries and keep Fairborne apprised of all material developments relating thereto;

(b) Case shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any person; (iii) issue (other than on exercise of currently outstanding Case Options), grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Case or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Case or its subsidiaries; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, except as permitted hereunder; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Case; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as otherwise permitted or contemplated herein;

(c) Case shall not, and will not permit any of its subsidiaries to, directly or indirectly, do any of the following other than pursuant to commitments entered into prior to the date of this Agreement and disclosed to Fairborne in writing prior to the date hereof or with the prior written approval of Fairborne: (i) sell, pledge, dispose of or encumber any assets except for production in the ordinary course of business, for a consideration in excess of $50,000 individually or $100,000 in the aggregate; (ii) expend or commit to expend more than $50,000 individually or $100,000 in the aggregate with respect to any capital expenses; (iii) expend any amount other than in the ordinary course in respect of operating expenses; (iv) reorganize, amalgamate, merge or otherwise continue Case or any of its subsidiaries with any other person, corporation, partnership or other business organization whatsoever; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities made in the ordinary course of business, make any investment either by purchase of shares or securities, contributions of capital (other than to subsidiaries), property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity, in each case having a value in excess of $50,000; (vi) incur any indebtedness for borrowed money other than in the ordinary course of business pursuant to Case's existing bank facility provided that Case's net debt does not increase or incur any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity, or make any loans or advances; (vii) pay, discharge or satisfy any material claims, liabilities or obligations other than those incurred in the ordinary course of business or those reflected or reserved against in its financial statements for the period ended March 31, 2004; (viii) enter into any hedges, swaps or other financial instruments or like transactions; (ix) enter into any agreements for the sale of production having a term of more than thirty (30) days; (x) enter into any consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (xi) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing, provided that this section 3.1(c) shall not prevent the payment of the Case Transaction Costs (as defined in section 4.1(r));

(d) Case shall not, nor will it permit any of its subsidiaries to, grant to any officer, director, employee or consultant an increase in compensation in any form, make any loan to any officer, director or any other

party not at arm's length, or take any action with respect to the grant of any new, or any amendment to any existing, arrangements for severance, termination or retention pay in addition to that disclosed in writing to Fairborne prior to the entering into of this Agreement with any officer or employee arising from the Arrangement or a change of control of Case or otherwise, or with respect to any increase of benefits payable under its current severance, termination or retention pay policies (except in respect of retention bonuses or severance as set forth in Case's Disclosure Letter);

(e) neither Case nor any of its subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements (except in respect of retention bonuses or severance as set forth in Case's Disclosure Letter);

(f) Case shall use its commercially reasonable efforts to cause the resignation of such directors and officers of Case and its subsidiaries as Fairborne may specify (and to cause such officers to deliver releases in favour of Case, in form and substance satisfactory to Fairborne and such persons) and to fill the resulting vacancies with designees of Fairborne and Case shall cooperate with Fairborne to provide an orderly transition of control and management;

(g) Case will use its commercially reasonable efforts to cause each of the directors and senior officers of Case to vote in favour of the Arrangement;

(h) Case shall use its commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(i) Case will use its commercially reasonable efforts to ensure that all outstanding Case Options are either exercised, terminated, expired or surrendered prior to the effective time of the Arrangement provided that Case shall not pay the holders any amount in consideration therefor without the prior approval of Fairborne, and shall make no amendments to outstanding Case Options without the prior written consent of Fairborne, except to permit the early vesting of all such Case Options and to cause the cancellation, termination, expiry or surrender of the Case Options prior to the effective time of the Arrangement without payment therefor; with the exception that Fairborne agrees with Case, that with the consent of the holder of such Case Options and as an alternative to exercise of such options, Case may, in consideration for the termination of such Case Options and in full satisfaction and settlement of any and all entitlements of such holder under such Case Options pay to such holder, a cash amount equal to the amount, if any, by which:

    (i) the weighted average trading price of Fairborne Shares on the TSX for the five trading days ending two trading days prior to the Effective Date of the Arrangement multiplied by 0.0909, exceeds

    (ii) the option exercise price in respect of such Case Options,

    with the difference multiplied by:

    (iii) the number of Case Shares issuable on exercise of such Case Options.

    Further, notwithstanding the foregoing, Case may, prior to May 29, 2004, terminate Case Options (or enter into irrevocable agreements in respect thereof which will terminate the Case Options prior to the effective time of the Arrangement), in consideration for the payment by Case for each Case Option so terminated of an amount not in excess of $0.91 less the exercise price thereof and provided that such agreements are in

form and substance satisfactory to Fairborne and copies of the agreements in respect thereof are provided to Fairborne prior to the close of business on May 29, 2004;

(j) Case shall not take any action or permit any of its subsidiaries to take any action, that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(k) Case shall promptly notify Fairborne in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Case threatened, financial or otherwise) in or on the business, operations, results of operations, affairs, assets, capitalization, financial condition, licenses, permits, concessions, prospects, rights, or liabilities, whether contractual or otherwise, of Case or any of its subsidiaries considered on a consolidated basis (other than any change or effect that is excepted out of the definition of Material Adverse Change or Material Adverse Effect in section 1.1(bb) hereof), or of any change in any representation or warranty provided by Case in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Case shall in good faith discuss with Fairborne any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Case threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Fairborne pursuant to this provision;

(l) Case shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the Termination Fee having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay the Termination Fee when required;

(m) Case shall use its commercially reasonable efforts to obtain the consent of its bankers to the transactions contemplated hereby and provide the same to Fairborne prior to mailing of the Case Information Circular;

(n) Case will within two (2) Business Days of Case or any of its subsidiaries receiving any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that tax assessment is being considered, request for filing of a waiver or extension of time or any other notice in writing relating to taxes, interest, penalties, losses or tax pools (an "Assessment"), deliver to Fairborne a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of Case, or the appropriate affiliate, on the assumption that such Assessment is valid and binding;

(o) Case shall use its commercially reasonable efforts to fulfill or cause fulfillment of the conditions set forth in sections 5.1 and 5.3 as soon as reasonably possible to the extent that the fulfillment of the same is within the control of Case;

(p) Case shall file as provided herein and diligently proceed with and prosecute an application to the Court under the Act for an Interim Order with respect to the matters pertaining to the Arrangement on terms acceptable to Fairborne, acting reasonably;

(q) Case shall, upon the Interim Order being granted, forthwith carry out the terms of the Interim Order;

(r) Case shall mail on or before June 23, 2004 (or such other date as Fairborne and Case may agree to) the Case Information Circular to the Case Shareholders and other persons required by the Interim Order;

(s) Case shall, on or before July 21, 2004 (or such other date as Fairborne and Case may agree to), convene the Case Shareholders' Meeting and distribute copies of this Agreement (or a written summary thereof prepared by Case in form and substance acceptable to Fairborne, acting reasonably), in each case as ordered by the Interim Order;

(t) Case shall solicit proxies to be voted at the Case Shareholders' Meeting in favour of the Arrangement;

(u) Case shall provide notice to Fairborne of the Case Shareholders' Meeting and allow Fairborne's representatives to attend such meeting;

(v) Case shall instruct its registrar and transfer agent to, provide to Fairborne upon request information as to the results of proxies received in respect of voting at the Case Shareholders' Meeting on the Arrangement;

(w) Case shall conduct the Case Shareholders' Meeting in accordance with the Interim Order, the by-laws of Case and any instrument governing such meeting, as applicable, and as otherwise required by law;

(x) subject to compliance by Fairborne with section 3.3(d), Case will prepare (in consultation with Fairborne), file and distribute to Case Shareholders in a timely and expeditious manner, the Case Information Circular and any amendments or supplements thereto, all as required by law, in all jurisdictions where the same is required, complying in all material respects with all Applicable Laws and, without limiting the generality of the foregoing, Case will ensure that the Case Information Circular provides Case Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Fairborne Information in the Case Information Circular in the form approved by Fairborne and shall include, without limitation, (i) the financial statements in respect of prior acquisitions, if any, made by Case that are required to be included therein in accordance with Applicable Laws prepared in accordance with Applicable Laws; (ii) the unanimous determination of the board of directors of Case that the Arrangement is fair to Case Shareholders, is in the best interests of Case and Case Shareholders, and include the unanimous recommendation of the board of directors of Case that the Case Shareholders vote in favour of the Arrangement; and (iii) the fairness opinion of Case's financial advisor that the Arrangement is fair, from a financial point of view, to Case Shareholders; provided that, notwithstanding the covenant of Case in this section, prior to the completion of the Arrangement, the board of directors of Case may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors (a copy of which shall be provided to Fairborne), such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the board of directors of Case and, if applicable, provided the board of directors shall have complied with the provisions of section 3.2 and paid the Termination Fee to Fairborne;

(y) Case shall, subject to the approval of the Arrangement in accordance with the provisions of the Interim Order, forthwith file, proceed with and diligently prosecute an application for the Final Order;

(z) Case shall forthwith carry out the terms of the Final Order to the extent applicable to Case and will forthwith file Articles of Arrangement and the Final Order with the Registrar;

(aa) except for proxies and other non-substantive communications with securityholders, Case will furnish promptly to Fairborne or Fairborne's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Case in connection with: (i) the Arrangement; (ii) the Case Shareholders' Meeting; (iii) any filings under applicable laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(bb) Case will make all necessary filings and applications under Canadian federal and provincial and U.S. laws and regulations required to be made on the part of Case in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(cc) Case will furnish promptly to Fairborne or Fairborne's counsel any requests from any governmental or regulatory authority for any information in respect of the business, operations, financial condition or assets of Case or any material third party compliant, investigation or hearing (or investigations indicating the same may be contemplated) to the extent that it relates to or could affect Case or it subsidiaries or their respective properties or assets in a material way;

(dd) Case shall promptly advise Fairborne of the number of Case Shares for which Case receives notices of dissent or written objections to the Arrangement or notices to appear in connection with application for the Final Order and provide Fairborne with copies of such notices and written objections; and

(ee) Case shall deliver to Fairborne, prior to mailing of the Case Information Circular, agreements ("Option Termination Agreements") in form and substance satisfactory to Fairborne with holders of all outstanding Case Options whereby such holders agree to exercise or terminate and surrender their Case Options in accordance with section 3.1(i) hereof.

3.2 Covenants of Case - Other Transactions

(a) Case shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Case Acquisition Proposal and if asked to do so by Fairborne, shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Case relating to a Case Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Case shall not directly or indirectly, nor authorize or permit any of the officers, directors or employees of Case or any financial advisor, expert or other representative retained by any of them to:

(i) solicit, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiry or the making of any proposal to Case or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (A) an acquisition from Case or its shareholders of any securities of Case or any of its subsidiaries (other than on exercise of currently outstanding Case Options); (B) any acquisition of a substantial amount of assets of any of Case or any of its subsidiaries; (C) an amalgamation, arrangement, merger, or consolidation of Case or any of its subsidiaries; or (D) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Case or any of its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Fairborne under this Agreement or the Arrangement (any such inquiry or proposal in respect of any of the foregoing being a "Case Acquisition Proposal");

(ii) enter into or participate in any discussions or negotiations regarding a Case Acquisition Proposal, or furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Case in connection with a Case Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Case under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

provided, however, that notwithstanding any other provision hereof, Case and its officers and directors and its advisers may:

(iv) engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by Case or any of the officers, directors or employees of Case or any financial advisor, expert or other representative retained by them) seeks to initiate or reinitiate such discussions or negotiations and, subject to

execution of a confidentiality agreement substantially similar to the Case Confidentiality Agreement, (provided that such confidentiality agreement shall provide for disclosure thereof to Fairborne), may furnish such third party information concerning Case and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Case Acquisition Proposal which the board of directors of Case determines in good faith: (x) that funds or other consideration necessary for the Case Acquisition Proposal are or are likely to be available; (y) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for shareholders of Case than the transaction contemplated by this Agreement; and (z) after receiving the written advice of outside counsel or advice of outside counsel as reflected in minutes of the board of directors of Case, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable law ("**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Case provides prompt notice to Fairborne to the effect that it is furnishing information to or entering into discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Fairborne, copies of all information provided to such party concurrently with the provision of such information to such party. Case shall notify Fairborne orally and in writing of any inquiries, offers or proposals with respect to a Case Acquisition Proposal (including, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to Fairborne, copies of all information provided to such party and all other information reasonably requested by Fairborne), within 24 hours of the receipt thereof, shall keep Fairborne informed of the status and details of any such inquiry, offer or proposal and answer Fairborne's questions with respect thereto; or

(v) comply with Section 172 of the Securities Act (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to Case's shareholders.

(c) Case shall give Fairborne 72 hours' advance notice of any agreement (the "Proposed Agreement"), other than a confidentiality agreement contemplated by section 3.2(b)(iv) hereof, to be entered into with any person making an inquiry, offer or proposal with respect to a Case Acquisition Proposal and Case shall give Fairborne an opportunity of not less than 72 hours to agree to amend this Agreement to provide at least as favourable or more favourable terms than those to be included in the Proposed Agreement (including that the Case shareholders will receive consideration for each Case Share equal to or having a greater value than the value per Case Share provided in such Case Acquisition Proposal) and Case agrees to negotiate in good faith with Fairborne in an effort to enter into such amendment. In particular, Case covenants to provide Fairborne a copy of any Proposed Agreement at least 72 hours prior to its proposed execution by Case. In the event Fairborne agrees to amend this Agreement as provided above within such 72 hour period, Case covenants to not enter into the Proposed Agreement.

(d) Fairborne agrees that all information provided to Fairborne pursuant to section 3.2(b) hereof shall be treated as if it were "Evaluation Information" as that term is defined in the Case Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Case Confidentiality Agreement or in order to enforce its rights under this agreement in legal proceedings.

(e) Case shall ensure that the officers, directors and employees of Case and any investment bankers or other advisers or representatives retained by Case are aware of the provisions of this Section 3.2, and Case shall be responsible for any breach of this section 3.2 by such officers, directors, employees, investment bankers, advisers or representatives.

3.3 Covenants of Fairborne

From the date hereof until the Effective Date or termination of this Agreement, except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) Fairborne shall take all necessary corporate action to allot and reserve for issuance the Fairborne Shares to be issued in exchange for Case Shares in connection with the Arrangement and issue such Fairborne Shares pursuant to the Arrangement;

(b) Fairborne will make all necessary filings and applications under Canadian federal and provincial and U.S. laws and regulations required to be made on the part of Fairborne in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(c) Fairborne shall use its commercially reasonable efforts to obtain listing of the Fairborne Shares issuable pursuant to the Arrangement on the TSX as of the Effective Date;

(d) Fairborne will assist Case in the preparation of the Case Information Circular and provide to Case, in a timely and expeditious manner, all information as may be required by Applicable Law with respect to Fairborne for inclusion in the Case Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Case to meet the standard referred to in section 3.1(x) with respect to Fairborne, the Arrangement and the transactions to be considered at the Case Shareholders' Meeting;

(e) Fairborne shall not take any action or permit any of its subsidiaries to take any action, that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(f) Fairborne shall promptly notify Case in writing of any Material Adverse Change in respect of Fairborne (or any condition, event or development involving a prospective change that might in result in a Material Adverse Change or have a Material Adverse Effect to Fairborne) or of any change in any representation or warranty provided by Fairborne in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Fairborne shall in good faith discuss with Case any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Fairborne threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Case pursuant to this provision;

(g) Fairborne shall use its commercially reasonable efforts to obtain the consent of its bankers to the transactions contemplated hereby and provide the same to Case prior to mailing of the Case Information Circular;

(h) Fairborne shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any person; (iii) split, combine or reclassify any of its shares; (iv) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Fairborne; or (v) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing , except as otherwise permitted or contemplated herein;

(i) Fairborne shall use its commercially reasonable efforts to fulfill or cause the fulfillment of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible to the extent that the fulfillment of the same is in the control of Fairborne;

(j) Fairborne will forthwith carry out the terms of the Interim Order and Final Order to the extent applicable to Fairborne provided that nothing shall require Fairborne to consent to any modification of this Agreement, the Arrangement or Fairborne's obligations hereunder or thereunder; and

(k) Fairborne agrees that Case shall be entitled to secure directors' and officer's liability insurance for Case's present and former directors and officers, covering claims made prior to and within two years after the Effective Date and on a "trailing" or "run-off" basis, which has scope and coverage substantially equivalent in scope and coverage to that provided by Case's current directors' and officers' insurance policy. Fairborne agrees to maintain such insurance in place and agrees not to take any action, or to cause Case to take any action, to terminate such directors' and officers' liability insurance or any indemnity agreements in favour of current directors and officers of Case in place prior to the date hereof and in the form disclosed to Fairborne prior to the date hereof. Alternatively, Fairborne may notify Case prior to the Effective Date that such coverage is to be provided under Fairborne's officer's and directors' liability insurance, in which case the foregoing shall apply *mutatis mutandis* to Fairborne's coverage in respect thereof. The provisions of this section are intended for the benefit of present and former directors and officers of Case, as and to the extent applicable in accordance with its terms, and shall be enforceable by each of such persons and his heirs, executors, administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and Case and any successor to Case shall hold the rights and benefits under this section in trust for and on behalf of the Third Party Beneficiaries and Case hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries and which rights are in addition to and not in substitution for any other rights the Third Party Beneficiaries may have by contract or otherwise.

3.4 Mutual Covenants

From the date hereof until the Effective Date, each of Case and Fairborne will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) to obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any Applicable Laws;

(c) to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the Arrangement,

and each of Case and Fairborne will use its reasonable commercial efforts to cooperate with the others in connection with the performance by the others of their obligations under this section 3.4 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Fairborne and Case.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Case

Case represents and warrants to and in favour of Fairborne as follows and acknowledges that Fairborne is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) each of Case and its subsidiaries is a corporation or partnership duly continued, incorporated, amalgamated or formed and is validly subsisting under the laws of its jurisdiction of continuance, amalgamation,

incorporation or formation and has the requisite corporate power and authority to carry on its business as it is now being conducted; Case and each of its subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on it;

(b) Case has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; the execution and delivery of this Agreement and the consummation by Case of the transactions contemplated hereby have been duly authorized by Case's board of directors and no other corporate proceedings on the part of Case are or will be necessary to authorize this Agreement and the transactions contemplated hereby (other than approval of Case's shareholders, as required by the Interim Order); this Agreement has been duly executed and delivered by Case and constitutes the legal, valid and binding obligation of Case enforceable against Case in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity;

(c) neither the execution and delivery of this Agreement by Case, the consummation by Case of the transactions contemplated hereby nor compliance by Case with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Case or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the articles or bylaws of Case, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Case or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Case or any of its subsidiaries is bound (subject to obtaining the consent of Case's bankers); or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Case or any of its subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Case or on the ability of Case to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a Material Adverse Effect on Case;

(d) other than in connection with or in compliance with the provisions of Applicable Laws: (i) there is no legal impediment to Case's consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Case in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of Case to consummate the transactions contemplated hereby;

(e) Case has authorized an unlimited number of Case Shares, an unlimited number of First Preference Shares issuable in series, and an unlimited number of Second Preference Shares, issuable in series and, as at the date hereof, Case had issued and outstanding: (i) no more than 59,658,512 Case Shares, and (ii) Case Options entitling the holders thereof to acquire no more than 5,293,325 Case Shares at an average exercise price of $0.78 and at exercise prices ranging from $0.62 to $1.17; and, except as aforesaid, there are no outstanding shares of Case or options, warrants, rights or conversion or exchange privileges entitling anyone to acquire any shares of Case or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Case of any shares of Case (including Case Shares) or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Case; all outstanding Case Shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights, and all Case Shares issuable upon exercise of outstanding Case Options in accordance with their terms, will be

duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights;

(f) Case has made all filings required under Applicable Laws with the applicable regulatory authorities, all such filings have been made in a timely manner, and all such filings and information and statements contained therein and any other information or statements disseminated to the public by Case, were true, correct and complete in all material respects and did not contain any misrepresentation, as at the date of such information or statements, and Case has not filed any confidential material change reports which continue to be confidential;

(g) since December 31, 2003, except as has been publicly disclosed: (i) there has been no Material Adverse Change in respect of Case (or any condition, event or development involving a prospective change that would result in a Material Adverse Change or have a Material Adverse Effect to Case); (ii) Case and its subsidiaries have conducted their respective businesses only in the ordinary and normal course; and (iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Case or any of its subsidiaries has been incurred other than in the ordinary and normal course of business;

(h) the data and information in respect of Case and its subsidiaries and their respective assets, reserves, liabilities, business and operations provided by Case or its advisors to Fairborne or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(i) there are no actions, suits, proceedings or inquiries, including, to the best of Case's knowledge, information and belief, after due inquiry, pending or threatened against or affecting Case at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way would have a Material Adverse Effect, or may in any way have a Material Adverse Effect, on Case or the ability of Case and Fairborne to consummate the transactions contemplated hereby;

(j) the Case Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied (except as specifically provided in the notes to such statements), the financial position and condition of Case and its subsidiaries on a consolidated basis at the dates thereof and the results of the operations of Case and its subsidiaries on a consolidated basis for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Case and its subsidiaries on a consolidated basis as at the dates thereof;

(k) other than (i) Case's sweet gas compressor lease at Haynes; (ii) Case's office premise lease arrangements; (iii) the Haynes pipeline transportation agreement; (iv) the two Nevis processing agreements; (v) the employment agreements referred to in section 4.1(m); and (vi) the engagement agreements with GMP Securities Ltd. and Sprott Securities Inc. in relation to the transaction contemplated hereby, there are no material contracts or agreements to which the Corporation is a party or by which it is bound. For the purposes of this subparagraph, any contract or agreement pursuant to which the Corporation will, or may reasonably be expected to, result in a requirement of the Corporation to expend more than an aggregate of $300,000 or receive or be entitled to receive revenue of more than $300,000 in either case in the next 12 months, or is out of the ordinary course of business of the Corporation, shall be considered to be material;

(l) Case does not have in effect any bonus plan, commission plan, profit sharing plan, pension plan, royalty plan or arrangement, defined benefit plan or employee benefit plan for the benefit of any employees, officers, directors or shareholders of Case other than Case's share option plan and Case's health benefit plan, and has made no agreements or promises with respect to any such plans;

(m) Case has provided to Fairborne a list of all of Case's employees and the severance amounts and/or retention or bonuses payable to each of them and has provided Fairborne with a copy of all employment agreements which provide for payments occurring on a change of control of the Corporation and the Corporation does not have any consulting agreements that are not terminable on more than one months' notice;

(n) Case does not have any currently outstanding hedges, swaps or other financial instruments or like transactions;

(o) Case and each of its subsidiaries has conducted and is conducting its business in accordance with good oilfield practices and none of Case or any of its subsidiaries has received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and each holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations; except where the failure to so hold such permits, licenses or authorizations would not have a Material Adverse Effect on it; the assets of each of Case and each of its subsidiaries operated and maintained by it are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects, and are also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder relating to the assets operated by Case and any of its subsidiaries in all material respects;

(p) no securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Case, no such proceeding is, to the knowledge of Case, pending, contemplated or threatened and Case is not in default of any requirement of any securities laws, rules or policies applicable to Case or its securities.

(q) Case has disclosed to Fairborne in writing prior to the date of the Agreement the details, in all material respects, of all retention, severance or change of control arrangements with directors, officers or employees of Case;

(r) Case has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that GMP Securities Ltd. and Sprott Securities Inc. have been retained as Case's financial advisors in connection with certain matters, including the transactions contemplated hereby and Case has delivered to Fairborne true and current copies of all agreements between Case and its financial advisors which could give rise to the payment of any fees to such financial advisors, and all transaction costs (the "Case Transaction Costs") (including all Employee Amounts (as defined in section 4.1(s)), legal, financial, engineering, accounting and other advisors of Case and any other costs and expenses of Case of the transaction contemplated hereby shall not exceed $2.0 million;

(s) Case reasonably estimates that the aggregate of amounts ("Employee Amounts") payable by Case under any obligations or liabilities of Case or any subsidiary to pay any amount to its officers, directors, employees or consultants other than for salary and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and, without limiting the generality of the foregoing, including the obligations of Case or any of its subsidiaries to officers, employees or consultants for severance, retention, termination or bonus payments on the change of control of Case or pursuant to Case's severance policy, will not exceed $1.3 million;

(t) the board of directors of Case has unanimously endorsed the Arrangement and approved this Agreement, has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to holders of the Case Shares and has resolved to unanimously recommend approval of the Arrangement by holders of Case Shares;

(u) Case has not waived the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by Case which have not automatically expired by their terms;

(v) Case and its subsidiaries, taken as a whole, currently hold less than U.S. $10 million of assets (on a book-value basis) located in the United States and had sales in or from the United States of less than U.S. $25 million in their most recently completed fiscal year;

(w) Case and its subsidiaries (as defined for purposes of the *Competition Act* (Canada)), do not have assets in Canada that exceed $50 million in aggregate book value or have gross revenues from sales in, from or into Canada that exceed $50 million in aggregate value, based on its audited consolidated financial statements as at its last completed financial year;

(x) Case is not a party to and, prior to the Effective Date, Case will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Case Shares or other securities of Case or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement;

(y) to the knowledge of Case, none of the Case Shares are the subject of any escrow, voting trust or other similar agreement;

(z) Case has incurred and renounced, effective on or before December 31, 2003, in accordance with the Income Tax Act (Canada), all expenditures required to be renounced to holders of any flow-through shares issued by it;

(aa) Case does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of the shares of Case that have not yet been fully expended and renounced and reflected in the financial statements of Case for the year ended December 31, 2003;

(bb) as at May 18, 2004, Case's net debt, including working capital, did not exceed $9.5 million;

(cc) Case has authorizations for expenditures and other like commitments since January 1, 2004 in an amount not in excess of $7,475,000 (some of which has been expended) and all such authorization and commitments have been disclosed to Fairborne in writing prior to the date hereof;

(dd) all accounts receivable in any material amount of Case are collectible;

(ee) as at December 31, 2003, Case and its subsidiary had available for deduction against future taxable income, tax pools as set forth in Case's Disclosure Letter;

(ff) as at May 22, 2004, Case's production on a consolidated basis was not less than 1,400 barrels of oil equivalent per day (6:1) and Case's average production on a consolidated basis for the three months ended March 31, 2003 was not less than 1,316 barrels of oil equivalent per day (6:1);

(gg) Case's material properties and assets are free and clear of all mortgages, pledges, liens, charges and encumbrances (other than those in favour of its banker as security for its bank credit facility and other than those encumbrances which do not and will not have a material adverse effect on the ownership or operation or its assets and properties ("permitted encumbrances")) and other than permitted encumbrances, it has done no act or suffered or permitted no action to be done whereby any person has acquired or may acquire an interest in or to its material properties or assets, nor has it done any act, omitted to do any act or permitted any act to be done that may adversely affect or defeat its title to any of its material properties or assets;

(hh) Case is not aware of any defects, failures or impairments in the titles to its or any of its subsidiaries' oil and gas properties, lands or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could have a Material Adverse Effect on it or its anticipated cash flow;

(ii) Case is not aware of, and has not received:

(i) any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures on its properties or its subsidiaries or assets that has not been done; or

(ii) any demand or notice with respect to the material breach of any environmental, health or safety law applicable to its and its subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

the failure to comply with would have a Material Adverse Effect on it;

(jj) in respect of each of Case and its subsidiaries, to the best of its knowledge, after due inquiry:

(i) it and its subsidiaries have all material environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature ("Environmental Permits") necessary for the ownership, operation, development, maintenance, or use of any of its respective assets and all such Environmental Permits have been obtained and maintained in effect, except for those which would not have a Material Adverse Effect on it:

(ii) its assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all environmental laws and with all terms and conditions of all Environmental Permits except where such non-compliance would not have a Material Adverse Effect on it; and

(iii) all known spills or similar incidents pertaining to or affecting the business or assets of it have been reported to the appropriate governmental entity to the extent required by environmental laws and have been disclosed in writing to Fairborne prior to the date hereof, except where such failure to report would not result in a Material Adverse Effect on it; and

(iv) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, or any of the properties or assets owned or leased by Case or its subsidiaries or in which any of them has an interest or which any of them has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a Material Adverse Effect on it;

(kk) Case made available to Gilbert Laustsen Jung Associates Ltd. (the "Case Engineer") prior to issuance of the Case Engineer's report in respect of Case's oil and natural gas reserves effective December 31, 2003 (the "Case Reserve Report") for the purposes of preparing the Case Reserve Report, all information requested by the Case Engineer and all information material to an adequate determination of Case's oil and gas reserves and, to the knowledge of Case, none of such information contained a misrepresentation (as defined in the Securities Act (Alberta); Case has no knowledge of any material adverse change in any information (other than production information disclosed to Fairborne in writing prior to the date hereof) provided to the Case Engineer since the dates that such information was provided and Case believes that the Case Engineering Report reasonably represents the quantity and pre-tax present worth values of the oil and gas reserves of Case as at December 31, 2003 based upon information available at the time the Case Engineering Report was prepared and the assumptions as to commodity prices and costs contained therein and there has been no material adverse change in Case's oil and natural gas reserves and assets from those described in the Case Engineering Report, except as may have occurred through normal production;

(ll) the only subsidiary of Case is Case Sub Ltd. and Case legally and beneficially owns all of the outstanding shares and other securities or interests of such subsidiary and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of such subsidiary or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase or issuance of any shares or other securities of such subsidiary;

(mm) the minutes books, books of account and other records of Case and each of its subsidiaries have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects;

(nn) Case is a "reporting issuer" in material compliance with all applicable securities laws of the provinces of Alberta, British Columbia and Ontario and the outstanding Case Shares are listed on the TSX and Case is in material compliance with the by-laws, policies and rules of such exchange;

(oo) for purposes of this section 4.1, the following definitions shall apply:

(i) "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Case or any of its subsidiaries is required to pay, withhold or collect; and

(ii) "Returns" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes.

(pp) all Returns have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Case or any of its subsidiaries with respect to items or periods covered by such Returns;

(qq) Case has paid or provided adequate accruals in its financial statements for the year ended dated December 31, 2003 for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada;

(rr) no material deficiencies exist or have been asserted with respect to Taxes; neither Case nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Case or any of its subsidiaries or any of their respective assets; no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns; the Returns have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by Case;

(ss) no director, officer, insider or other non-arm's length party to Case (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Case that will be effective after the Effective Date;

(tt) no director, officer, employee, insider of Case or other non-arm's length party to Case is indebted to Case or any subsidiary of Case;

(uu) Case is not indebted to any of its directors, officers, employees or consultants, any of its shareholders or any of their respective associates or affiliates, except for unpaid directors' meeting fees not exceeding $25,000 in the aggregate, amounts due as normal compensation or reimbursement for ordinary business expenses incurred within the previous 90 days;

(vv) other than as set forth in Case's Disclosure Letter, there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Case is a party or by which it is otherwise bound that would now or hereafter in any way may limit the business or operations of Case in a particular manner or to a particular locality or geographic region or for a specified period of time and the execution, delivery and performance of this Agreement does not and will not result in any restriction of Case from engaging in its business or from competing with any person or in any geographic area;

(ww) Case is not a party to or bound by any agreement, guarantee, indemnification (other than in the ordinary course of business and to officers and directors pursuant to Case's by-laws and standard indemnity agreements and pursuant to underwriting, agency or financial advisor agreements pursuant to the standard indemnity provisions in agreements of that nature), or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation; and

(xx) the policies of insurance in force at the date hereof naming Case as an insured are as disclosed to Fairborne prior to the date hereof and all such policies of insurance remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein.

4.2 Representations and Warranties of Fairborne

Fairborne represents and warrants to and in favour of Case as follows and acknowledges that Case is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) each of Fairborne and its subsidiaries is a corporation or duly continued, amalgamated partnership or incorporated or formed and is validly subsisting under the laws of its jurisdiction of continuation, amalgamation, incorporation or formation and has the requisite corporate power and authority to carry on its business as it is now being conducted; Fairborne and each of its subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Fairborne;

(b) Fairborne has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; the execution and delivery of this Agreement and the consummation by Fairborne of the transactions contemplated hereby have been duly authorized by Fairborne's board of directors and no other corporate proceedings on the part of Fairborne are or will be necessary to authorize this Agreement and the transactions contemplated hereby; this Agreement has been duly executed and delivered by Fairborne and constitutes the legal, valid and binding obligation of Fairborne enforceable against Fairborne in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity;

(c) neither the execution and delivery of this Agreement by Fairborne, the consummation by Fairborne of the transactions contemplated hereby nor compliance by Fairborne with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Fairborne or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the articles or bylaws of Fairborne, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Fairborne or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Fairborne or any of its subsidiaries is bound (subject to obtaining consent of Fairborne's bankers); or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Fairborne or any of its subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Fairborne or on the ability of Fairborne to consummate the transactions contemplated hereby); or (iii) cause a suspension or

revocation of any authorization for the consent, approval or license currently in effect which would have a Material Adverse Effect on Fairborne;

(d) other than in connection with or in compliance with the provisions of Applicable Laws: (i) there is no legal impediment to Fairborne's consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Fairborne in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of Fairborne to consummate the transactions contemplated hereby;

(e) Fairborne has authorized an unlimited number of Fairborne Shares and an unlimited number of preferred shares, issuable in series and, as at the date hereof, Fairborne had issued and outstanding: (i) not more than 39,027,650 Fairborne Shares; and (ii) options to purchase an aggregate of 3,447,583 Fairborne Shares at exercise prices of between $1.75 and $10.30, or average price of $4.93 per share; and (iii) 1,960,000 common share purchase warrants exercisable at a price of $3.50 per share until May 30, 2006, each of which entitles the holder to acquire one Common Share and, except as aforesaid, there are no outstanding shares of Fairborne or options, warrants, rights or conversion or exchange privileges entitling anyone to acquire any shares of Fairborne or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Fairborne of any shares of Fairborne (including Fairborne Shares) or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Fairborne; and all outstanding Fairborne Shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights, and all Fairborne Shares issuable upon exercise of outstanding options in accordance with their terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights;

(f) Fairborne has made all filings required under Applicable Laws with the applicable regulatory authorities, all such filings have been made in a timely manner, and all such filings and information and statements contained therein and any other information or statements disseminated to the public by Fairborne, were Fairborne, correct and complete in all material respects and did not contain any misrepresentation, as at the date of such information or statements, and Fairborne has not filed any confidential material change reports which continue to be confidential;

(g) since December 31, 2003, except as has been publicly disclosed and other than the sale of approximately 450 barrels of oil per day (anticipated to close in June 2004): (i) there has been no Material Adverse Change in respect of Fairborne (or any condition, event or development involving a prospective change that would result in Material Adverse Change or have a Material Adverse Effect to Fairborne); (ii) Fairborne and its subsidiaries has conducted its businesses only in the ordinary and normal course; and (iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Fairborne or any of its subsidiaries has been incurred other than in the ordinary and normal course of business;

(h) the data and information in respect of Fairborne and its subsidiaries and their respective assets, reserves, liabilities, business and operations provided by Fairborne or its advisors to Case or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(i) there are no actions, suits, proceedings or inquiries, including, to the best of Fairborne's knowledge, information and belief, after due inquiry, pending or threatened against or affecting Fairborne at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way would have a Material Adverse Effect, or may in any way have a Material Adverse Effect, on Fairborne or the ability of Case and Fairborne to consummate the transactions contemplated hereby;

(j) the Fairborne Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied (except as specifically provided in the notes to such statements), the financial position and condition of Fairborne and its subsidiaries on a consolidated basis at the dates thereof and the results of the operations of Fairborne and its subsidiaries on a consolidated basis for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Fairborne and its subsidiaries on a consolidated basis as at the dates thereof;

(k) Fairborne and each of its subsidiaries has conducted and is conducting its business in accordance with good oilfield practices and none of Fairborne or any of its subsidiaries has received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and each holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations; except where the failure to so hold such permits, licenses or authorizations would not have a Material Adverse Effect on it; the assets of each of Fairborne and each of its subsidiaries operated and maintained by it are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects, and are also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder relating to the assets operated by Fairborne and any of its subsidiaries in all material respects;

(l) no securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Fairborne, no such proceeding is, to the knowledge of Fairborne, pending, contemplated or threatened and Fairborne is not in default of any requirement of any securities laws, rules or policies applicable to Fairborne or its securities;

(m) Fairborne is not aware of any defects, failures or impairments in the titles to its or any of its subsidiaries' oil and gas properties, lands or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could have a Material Adverse Effect on it or its anticipated cash flow;

(n) the board of directors of Fairborne have reserved and allotted Fairborne Shares issuable pursuant to the Arrangement and subject to the terms and conditions of the Arrangement such shares will be validly issued as fully paid and non-assessable to previous holders of Case Shares pursuant to the Arrangement;

(o) the corporate and partnership records and minutes books, books of account and other records of Fairborne and its subsidiary have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects;

(p) Fairborne is a "reporting issuer" in material compliance with all applicable securities laws of the provinces of Alberta, British Columbia and Ontario and the outstanding Fairborne Shares are listed on the TSX and Fairborne has be in material compliance with the by-laws, policies and rules of such exchange;

(q) Fairborne is not aware of, and has not received:

    (i) any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures on its properties or its subsidiaries or assets that has not been done; or

    (ii) any demand or notice with respect to the material breach of any environmental, health or safety law applicable to its and its subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

the failure to comply with would have a Material Adverse Effect on it;

(r) in respect of each of Fairborne and its subsidiaries, to the best of its knowledge, after due inquiry:

(i) it and its subsidiaries have all material environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature ("Environmental Permits") necessary for the ownership, operation, development, maintenance, or use of any of its respective assets and all such Environmental Permits have been obtained and maintained in effect, except for those which would not have a Material Adverse Effect on it:

(ii) its assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all environmental laws and with all terms and conditions of all Environmental Permits except where such non-compliance would not have a Material Adverse Effect on it; and

(iii) all known spills or similar incidents pertaining to or affecting the business or assets of it have been reported to the appropriate governmental entity to the extent required by environmental laws except where such failure to report would not result in a Material Adverse Effect on it; and

(iv) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, or any of the properties or assets owned or leased by Fairborne or its subsidiaries or in which any of them has an interest or which any of them has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a Material Adverse Effect on it;

(s) Fairborne made available to Gilbert Laustsen Jung Associates Ltd. (the "Fairborne Engineer") prior to issuance of the Fairborne Engineer's report in respect of Fairborne's oil and natural gas reserves effective December 31, 2003 (the "Fairborne Reserve Report") for the purposes of preparing the Fairborne Reserve Report, all information requested by the Fairborne Engineer and all information material to an adequate determination of Fairborne's oil and gas reserves and, to the knowledge of Fairborne, none of such information contained a misrepresentation (as defined in the Securities Act (Alberta); Fairborne has no knowledge of any material adverse change in any information provided to the Fairborne Engineer since the dates that such information was provided and Fairborne believes that the Fairborne Engineering Report reasonably represents the quantity and pre-tax present worth values of the oil and gas reserves of Fairborne as at December 31, 2003 based upon information available at the time the Fairborne Engineering Report was prepared and the assumptions as to commodity prices and costs contained therein and there has been no material adverse change in Fairborne's oil and natural gas reserves and assets from those described in the Fairborne Engineering Report, except as may have occurred through normal production;

(t) for purposes of this section 4.2, the following definitions shall apply:

(i) "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Fairborne or any of its subsidiaries is required to pay, withhold or collect; and

(ii) "Returns" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes.

(u) all Returns have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Fairborne or any of its subsidiaries with respect to items or periods covered by such Returns;

(v) Fairborne has paid or provided adequate accruals in its financial statements for the year ended dated December 31, 2003 for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada; and

(w) no material deficiencies exist or have been asserted with respect to Taxes; neither Fairborne nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Fairborne or any of its subsidiaries or any of their respective assets; no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns; the Returns have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by Fairborne other than in respect of an audit being conducted in respect of a predecessor of Pivotal Energy Ltd., a subsidiary of Fairborne.

ARTICLE 5
CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to July 15, 2004, the Interim Order shall have been granted in form and substance satisfactory to each of Fairborne and Case, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Case and Fairborne, acting reasonably, on appeal or otherwise;

(b) a resolution shall have been passed by the holders of Case Shares on or prior to September 15, 2004, in form and substance satisfactory to each of Fairborne and Case, acting reasonably, duly approving the Arrangement in accordance with the Interim Order;

(c) on or prior to September 15, 2004, the Final Order shall have been granted in form and substance satisfactory to Fairborne and Case, acting reasonably;

(d) the Articles of Arrangement filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Fairborne and Case, acting reasonably;

(e) the Arrangement shall have become effective on or prior to September 15, 2004;

(f) all required regulatory, governmental and third party approvals, waivers and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Fairborne and Case, each acting reasonably, including, without limitation, conditional approval for listing of the Fairborne Shares issuable pursuant to the Arrangement, and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(g) receipt of the consent of Case's lenders to the Arrangement and the consummation thereof on a basis acceptable to Fairborne and Case, each acting reasonably; and

(h) no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

  (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

  (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

The foregoing conditions are for the mutual benefit of Case and Fairborne and may be asserted by Case and Fairborne regardless of the circumstances and may be waived by Case and Fairborne in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Case or Fairborne may have.

5.2 Conditions to Obligation of Case

The obligation of Case to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) each of the acts and undertakings of Fairborne to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Fairborne;

(b) Fairborne shall have furnished Case with:

  (i) certified copies of the resolutions duly passed by the board of directors of Fairborne approving this Agreement and the consummation of the transactions contemplated hereby; and

  (ii) certified copies of the resolutions duly passed by the board of directors of Fairborne conditionally allotting the aggregate number of Fairborne Shares that may be required to be issued in accordance with the terms of this Agreement upon the Arrangement taking effect;

(c) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Fairborne contained in section 4.2 shall be true and correct in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Fairborne shall have complied in all material respects with its covenants in this Agreement and Case shall have received a certificate to that effect dated the Effective Date from the President of Fairborne and another senior officer thereof acceptable to Case, acting reasonably, acting solely on behalf of Fairborne and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Case will have no knowledge to the contrary;

(d) there shall not have occurred any Material Adverse Change in respect of Fairborne after the date hereof or prior to such date which has not been publicly disclosed prior to the date hereof or disclosed to Case in writing prior to the date hereof.

The conditions in this section 5.2 are for the exclusive benefit of Case and may be asserted by Case regardless of the circumstances or may be waived by Case in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Case may have.

5.3 Conditions to Obligation of Fairborne

The obligation of Fairborne to consummate the transactions contemplated hereby, and in particular the issue of Fairborne Shares is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) each of the acts and undertakings of Case to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Case;

(b) Case shall have furnished Fairborne with:

(i) certified copies of the resolutions duly passed by the board of directors of Case approving this Agreement and the consummation of the transactions contemplated hereby and directing the submission of the Arrangement for approval at the Case Shareholders' Meeting and recommending that Case Shareholders vote in favour of the Arrangement; and

(ii) certified copies of the special resolution of Case Shareholders, duly passed at the Case Shareholders' Meeting, approving the Arrangement in accordance with the Interim Order;

(c) Case shall have mailed the Case Information Circular and other documentation required in connection with the Case Shareholders' Meeting on or before July 15, 2004;

(d) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Case contained in section 4.1 shall be true and correct in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Case shall have complied in all material respects with its covenants in this Agreement and Fairborne shall have received a certificate to that effect dated the Effective Date of the President of Case and another senior officer thereof acceptable to Fairborne, acting reasonably, acting solely on behalf of Case and not in their personal capacity, to the best of their information and belief having made reasonable inquiry and Fairborne will have no knowledge to the contrary;

(e) the board of directors of Case shall not have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations referred to in section 3.1(x) in a manner materially adverse to Fairborne or the completion of the Arrangement;

(f) receipt of the consent of Fairborne's lenders to the Arrangement and the consummation thereof on a basis acceptable to Fairborne, acting reasonably;

(g) holders of not greater than 5% of the outstanding Case Shares shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as at the Effective Date;

(h) all holders of outstanding Case Options shall have entered into Option Termination Agreements with Case, providing for the exercise or termination and surrender of all Case Options on terms and conditions satisfactory to Fairborne and Case including those set forth in section 3.1(i);

(i) each of the directors and officers of Case and its subsidiaries (other than those agreed to by Fairborne) shall have provided their resignations (in the case of directors, in a manner that allows for the orderly replacement of directors on the Effective Date) and such officers shall have delivered releases in favour of Case, in form and substance satisfactory to Fairborne and such persons;

(j) any director, officer, insider or other non-arm's length party that is indebted to Case shall have repaid such indebtedness on or prior to completion of the Arrangement;

(k) there shall not have occurred any Material Adverse Change in respect of Case after the date hereof or prior to the date hereof which has not been publicly disclosed prior to the date hereof or disclosed to Fairborne in writing prior to the date hereof; and

(l) immediately prior to the effective time of the Arrangement, Fairborne shall be satisfied there shall not be more than 64,951,837 Case Shares outstanding (assuming exercise of all Case Options), and Fairborne shall be satisfied that upon completion of the Arrangement no person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued, Case Shares.

The conditions described in this section 5.3 are for the exclusive benefit of Fairborne and may be asserted by Fairborne regardless of the circumstances or may be waived by Fairborne in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Fairborne may have.

5.4 Notice and Effect of Failure to Comply with Conditions

(a) Each of Case and Fairborne shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder provided, however, that no such notification will affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

(b) If any of the conditions precedents set forth in sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a party.

5.5 Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the Act to give effect to the Arrangement.

ARTICLE 6
TERMINATION FEE

6.1 Termination Fee Payable by Case

Case shall pay to Fairborne a fee (the "Termination Fee") in an amount equal to $3.0 million, if at any time after the date hereof, any of the following occur:

(a) the board of directors of Case (i) fails to recommend that holders of Case Shares vote in favour of the Arrangement, (ii) withdraws, modifies or changes any of its recommendations, approvals, resolutions or determinations referred to in section 3.1(x) hereof in a manner adverse to the Arrangement or to Fairborne, or shall have resolved to do so, or (iii) fails to promptly reaffirm any of its recommendations, approvals, resolutions or determinations referred to in section 3.1(x) hereof upon request from time to time by Fairborne to do so, or upon a Case Acquisition Proposal being publicly announced or proposed, offered or

made to Case or the holders of Case Shares (such affirmation to be made within two (2) days of such request being made or such Case Acquisition Proposal being publicly announced, proposed, offered or made, whichever occurs first);

(b) the board of directors of Case shall have recommended that holders of Case Shares deposit their Case Shares under, or vote in favour of, or otherwise accept a Take-Over Proposal;

(c) Case enters into an agreement with respect to a Take-Over Proposal (other than this Agreement or a confidentiality agreement contemplated by section 3.2(b)(iv) hereof) prior to completion of the Arrangement;

(d) prior to the date of the Case Shareholders' Meeting, another bona fide Take-Over Proposal is publicly announced or made to all or substantially all holders of Case Shares or to Case and at the date of the Case Shareholders' Meeting such Take-Over Proposal shall not have expired or being withdrawn and the Arrangement is not approved by holders of the Case Shares at the Case Shareholders' Meeting; or

(e) there is a breach by Case of any of its covenants, agreements, representations or warranties contained herein (other than a breach resulting from any action or matter that is not within Case's control) that would have a Material Adverse Effect on Case or on the ability of Case and Fairborne to consummate the transactions contemplated hereby.

Case agrees that the Termination Fee shall be paid within three (3) business days of the date of the earliest of any of such events to occur. On the date of the earliest event described above in this Section 6.1, Case shall be deemed to hold such sum in trust for Fairborne. For greater certainty, the Termination Fee shall only be required to be paid to Fairborne once pursuant to the foregoing provisions.

For this purpose, "Take-Over Proposal" means, other than the Arrangement, a bid, or offer to acquire 20% or more of the outstanding Case Shares or any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction or other business combination involving Case or its subsidiaries or any proposal, offer or agreement to acquire 25% or more of the assets of Case.

ARTICLE 7
TRANSITIONAL PROVISIONS

7.1 Transitional Provisions

In connection with the implementation of the Arrangement, Case shall cooperate with Fairborne to provide an orderly transition of control. To the extent that it is not restricted from doing so pursuant to confidentiality or other restrictions (which it will use its best efforts to obtain a waiver or consent from) Case shall provide access to its offices to officers and employees of Fairborne during normal business hours on reasonable notice following the acceptance of this Agreement and the officers of Case shall consult with the officers of Fairborne (as they may reasonably request) in respect of the day-to-day operations of Case. Case shall provide to Fairborne information which will allow Fairborne, subject to the Case Confidentiality Agreement, to enable Fairborne to quickly and efficiently integrate the business and affairs of Case with Fairborne on completion of the Arrangement and in connection therewith shall permit:

(a) Fairborne and its representatives to have reasonable access to Case's premises, field operations, records, computer systems and employees;

(b) Fairborne and its representatives to interview employees of Case for the purpose of determining which employees will be retained after completion of the Arrangement; and

(c) Fairborne and its representatives to be informed of the operations of Fairborne to ensure compliance with section 3.1 hereof.

ARTICLE 8
NOTICES

8.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy and in the case of:

(a) Fairborne, addressed to:

2900, 605 – 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

Attention: Richard A. Wall, President and Chief Executive Officer
Telecopier: (403) 290-7751

with a copy to:

Burnet Duckworth & Palmer LLP
1400, 350 - 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: C. Steven Cohen
Telecopier: (403) 260-0330

(b) Case, addressed to:

600, 330 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L4

Attention: A. Jeffery Tonken, President and Chief Executive Officer
Telecopier: (403) 287-9534

with a copy to:

Borden Ladner Gervais LLP
1000, 400 – 3rd Avenue S.W.
Calgary, Alberta
T2P 4H2

Attention: David O.C. Elder
Telecopier: (403) 266-1395

or such other address as the parties may, from time to time, advise to the other parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 9
AMENDMENT AND TERMINATION OF AGREEMENT

9.1 Amendment

This Agreement may at any time and from time to time before or after the holding of the Case Shareholders' Meeting be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties hereto; or

(d) waive compliance with or modify any other conditions precedent contained herein,

provided that no such amendment decreases the number of Fairborne Shares to be received by Case Shareholders pursuant to the Arrangement without approval by the Case Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

9.2 Termination

(a) This Agreement may, prior to the filing of the Articles of Arrangement, be terminated by mutual agreement of Fairborne and Case without further action on the part of the shareholders of Case or Fairborne;

(b) Notwithstanding any other rights contained herein, Fairborne may terminate this Agreement upon written notice to Case if:

 (i) the Interim Order has been refused or has been granted in form or substance not satisfactory to Fairborne, acting reasonably, or has not been granted on or prior to July 15, 2004 or, if issued, has been set aside or modified in a manner unacceptable to Fairborne, acting reasonably, on appeal or otherwise;

 (ii) the Arrangement is not approved by the Case Shareholders in accordance with the terms of the Interim Order on or before September 15, 2004;

 (iii) the Final Order has not been granted in form and substance satisfactory to Fairborne, acting reasonably, on or prior to September 15, 2004 or, if issued, has been set aside or modified in a manner unacceptable to Fairborne, acting reasonably, on appeal or otherwise;

 (iv) the Arrangement has not become effective on or before September 15, 2004;

 (v) the Termination Fee is payable in accordance with section 6.1 hereof;

 (vi) the board of directors of Case changes, withdraws or modifies its unanimous recommendation to Case Shareholders to vote in favour of the Arrangement;

 (vii) Case shall be in material breach of any of its material covenants, agreements or representations and warranties contained herein; or

(viii) upon any other circumstances hereunder that give rise to a right of termination of this Agreement by Fairborne, including those set forth in section 5.1 or 5.3 hereof.

(c) Notwithstanding any other rights contained herein, Case may terminate this Agreement upon written notice to Fairborne if;

(i) the Interim Order has been refused or has been granted in form or substance not satisfactory to Case, acting reasonably, or has not been granted on or prior to July 15, 2004 or if issued, has been set aside or modified in a manner unacceptable to Case, acting reasonably, on appeal or otherwise;

(ii) the Arrangement is not approved by the Case Shareholders in accordance with the terms of the Interim Order on or before September 15, 2004;

(iii) the Final Order has not been granted in form and substance satisfactory to Case, acting reasonably, on or prior to September 15, 2004 or, if issued, has been set aside or modified in a manner unacceptable to Case, acting reasonably, on appeal or otherwise;

(iv) the Arrangement has not become effective on or before September 15, 2004;

(v) the Termination Fee is payable and paid to Fairborne in accordance with section 6.1 hereof;

(vi) Fairborne shall be in material breach of any of its material covenants, agreements or representations and warranties contained herein; or

(vii) upon any other circumstances hereunder that give rise to a termination of this Agreement by Case, including those set forth in sections 5.1 and 5.2 hereof; or

(d) The exercise by any party of any right of termination hereunder shall be without prejudice to any other remedy available to such party.

(e) If this Agreement is terminated pursuant to any provision of this Agreement, the parties shall return all materials and copies of all materials delivered to Case or Fairborne, as the case may be, or their agents. Except for the obligations set forth in sections 6.1 and 10.4 hereof (provided in the case of section 6.1, the right of payment (in the case of section 6.1(d), being the public announcement or making of such Take-Over Proposal) arose prior to the termination of this Agreement) which shall survive any termination of this Agreement and continue in full force and effect, no party shall have any further obligations to any other party hereunder with respect to this Agreement. Nothing contained in this section 9.2 shall relieve any party from any liability for any breach of any provision of this Agreement.

ARTICLE 10
GENERAL

10.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto.

10.2 Assignment

No party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other parties.

10.3 Disclosure

Each of Fairborne and Case shall receive the prior consent, not to be unreasonably withheld, of the other party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other

written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that party will consult with the other party as to the wording of such disclosure prior to its being made.

10.4 Costs

Except as contemplated herein (including Section 6.1 hereof), each party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby.

10.5 Case Confidentiality Agreement

Case hereby consents to the transactions contemplated hereby and waives the provisions of section 9 of the Case Confidentiality Agreement.

10.6 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.7 Further Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.8 Time of Essence

Time shall be of the essence of this Agreement.

10.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

10.10 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

FAIRBORNE ENERGY LTD.

Per: (Signed) "*Richard A. Walls*"
President & CEO

Per: (Signed) "*Robert A. Maitland*"
V.P. Finance and C.F.O.

CASE RESOURCES INC.

Per: (Signed) "*James W. Surbey*"
Vice President
Corporate Development

Exhibit A to that Arrangement Agreement
made as of the 24th day of May, 2004
between Fairborne Energy Ltd. and Case Resources Inc.

PLAN OF ARRANGEMENT

dated as of the 24th day of May, 2004

and made pursuant to

Section 193 of the *Business Corporations Act* (Alberta)

ARTICLE 1
DEFINITIONS

1.1 In this Plan, unless the context otherwise requires:

(a) "Act" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "Arrangement" means the arrangement contemplated by this Plan pursuant to Section 193 of the Act;

(c) "Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the Act to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(d) "business day" means a day, other than a Saturday, Sunday or other day, when banks in the City of Calgary, Alberta are not generally open for business;

(e) "Case" means Case Resources Inc., a corporation incorporated under the Act;

(f) "Case Dissenting Shares" means all Case Shares which are deemed to have been cancelled on the Effective Date in accordance with the provisions of paragraph 5.1(a);

(g) "Case Shareholders' Meeting" means the meeting of the holders of Case Shares to be called to, *inter alia*, consider and, if thought fit, authorize, approve and adopt the Arrangement in accordance with the Interim Order and any adjournments thereof;

(h) "Case Shares" means common shares in the capital of Case as constituted on the date hereof;

(i) "Court" means the Court of Queen's Bench of Alberta;

(j) "Depositary" means such agent of Fairborne as may be designated by Fairborne for the purpose of receiving deposits of certificates formerly representing Case Shares;

(k) "Effective Date" means the date on which Articles of Arrangement are filed with the Registrar;

(l) "Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date;

(m) "Fairborne Shares" means common shares in the capital of Fairborne as constituted on the date hereof;

(n) "Fairborne" means Fairborne Energy Ltd., a corporation incorporated under the Act;

(o) "Final Order" means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the Act, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(p) "Holder" means a registered holder of Case Shares immediately prior to the Effective Date or any person who surrenders to the Depositary certificates representing Case Shares duly endorsed for transfer to such person;

(q) "Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the Act, containing declarations and directions with respect to the Arrangement and the holding of the Case Shareholders' Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(r) "Plan" means this plan as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this Plan and not to any particular provision of this Plan; and

(s) "Registrar" means the Registrar of Corporations duly appointed under the Act.

1.2 The headings contained in this Plan are for reference purposes only and shall not affect in any way the meaning or interpretation of this Plan.

1.3 Unless the contrary intention appears, references in this Plan to an article, section, paragraph, subparagraph or schedule by number or letter or both refer to the article, section, paragraph, subparagraph or schedule bearing that designation in this Plan.

1.4 In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and "person" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.6 References in this Plan to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7 Unless otherwise stated, all references in this Plan to sums of money are expressed in lawful money of Canada.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN

2.1 The following is only intended to be a general statement of the purpose of the Plan and is qualified in its entirety by the specific provisions of the Plan.

> The purpose of the Plan is to effect an exchange of all of the outstanding Case Shares for Fairborne Shares on the basis provided herein, with the result that Case becomes a wholly-owned subsidiary of Fairborne.

2.2 The Plan shall be binding upon Case, the Case Shareholders and Fairborne upon filing of the Articles of Arrangement with the Registrar.

2.3 Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of the Plan shall become effective unless all of the provisions of the Plan shall have become effective.

ARTICLE 3
ARRANGEMENT

3.1 At the Effective Time, each of the events set out below shall occur and be deemed to occur in the sequence set out without further act or formality:

(a) subject to sections 4.4 and 5.1, each issued and outstanding Case Share and all rights pertaining to the ownership thereof (other than Case Dissenting Shares) shall be, and shall be deemed to be, sold, assigned and transferred to Fairborne (free of any claims) and each Holder thereof shall be entitled to receive from Fairborne in exchange for each such Case Share, 0.0909 Fairborne Shares; and

(b) with respect to each Case Share to which paragraph 3.1(a) applies:

  (i) the Holder thereof shall cease to be the holder of such Case Share and such Holder's name shall be removed from the register of Case Shares as of the Effective Date; and

  (ii) Fairborne shall be, and be deemed to be, the transferee of such Case Shares (free of any claims) and shall be registered in the register of such shares as the holder thereof as of the Effective Date.

ARTICLE 4
OUTSTANDING CERTIFICATES AND PAYMENTS

4.1 Subject to section 5.1, after the Effective Time, certificates formerly representing Case Shares shall represent only the right to receive the certificates representing the Fairborne Shares, which the former Holder is, subject to sections 4.4 and 5.1, entitled to receive pursuant to Article 3 of this Plan, subject to compliance with the requirements set forth in this Article 4.

4.2 Either before or as soon as practicable after the Effective Date, Fairborne or Case shall forward to each Holder of Case Shares (other than Case Shareholders who have exercised their rights of dissent) at the address of such Holder as it appeared on the share and warrant register of Case, a letter of transmittal containing, among other things, instructions for obtaining delivery of Fairborne Shares pursuant to this Plan. Such Holder of Case Shares shall be entitled to receive certificates representing the Fairborne Shares which such Holder is entitled to receive pursuant to this Plan upon delivering the certificate formerly representing such holder's Case Shares to the Depositary, as designated in such letter of transmittal, or as the Depositary may otherwise direct, in accordance with the instructions contained in the letter of transmittal. Such certificate formerly representing such Holder's Case Shares shall be accompanied by the letter of transmittal, duly completed, and such other documents as the Depositary may reasonably require. The Depositary shall register the Fairborne Shares in such name, and shall deliver the Fairborne Shares by mail, postage pre-paid, or, in the case of postal disruption, by such other means as the Depositary deems prudent to previous holders of Case Shares to such address as such Holder may direct in such letter of transmittal as soon as practicable after receipt by the Depositary of such documents.

4.3 After the Effective Date, the Case Shareholders (other than Fairborne) shall not be entitled to any interest, dividend, premium or other payment on or with respect to the Case Shares other than the Fairborne Shares which they are entitled to receive pursuant to this Plan.

4.4 No fractional Fairborne Shares shall be issued pursuant to the Plan. In the event that the exchange ratio referred to herein would in any case result in a Holder being entitled to a fractional Fairborne Share, such fractional Fairborne Share will be rounded to the nearest whole number of Fairborne Share (provided that if the exchange ratio results in a Holder being entitled to 0.5 of a Fairborne share, such fraction shall be rounded up).

4.5 Any certificate formerly representing Case Shares that is not deposited with all other documents as provided in section 4.2 on or before the sixth anniversary of the Effective Date shall cease to represent a right or

claim of any kind or nature and the right of the Holder of such Case Shares to receive certificates representing such Case Shares shall be deemed to be surrendered to Fairborne together with all dividends or distributions thereon held for such Holder.

4.6 All dividends paid or distributions made in respect of Fairborne Shares issued to a former Holder for which a certificate representing Fairborne Shares has not been delivered to such Holder in accordance with section 4.2 shall be paid or delivered to the Depositary to be held in trust for such Holder for delivery to the Holder, net of all withholding and other taxes, upon delivery of the certificate in accordance with section 4.3 or surrendered to Fairborne pursuant to section 4.5 hereof, as the case may be.

ARTICLE 5
SHAREHOLDER DISSENT RIGHTS

5.1 Holders who have given a demand for payment which remains outstanding on the Effective Date in accordance with the rights of dissent in respect of the Plan granted by the Interim Order and who:

(a) are ultimately entitled to be paid fair value for any Case Shares in respect of which they dissent in accordance with the provisions of such Interim Order, whether by Order of a Court (as defined in the Act) or by acceptance of an offer made pursuant to such Interim Order, shall be deemed to have transferred such Case Shares to Case for cancellation on the Effective Date and such securities shall be deemed to no longer be issued and outstanding as of the Effective Date; or

(b) are ultimately not so entitled to be paid fair value for the Case Shares in respect of which they dissent, shall not be, or be reinstated as, holders of Case Shares, but for purposes of receipt of consideration shall be treated as if they had participated in this Plan on the same basis as a non-dissenting Holder, and accordingly shall be entitled to receive such Fairborne Shares as non-dissenting Holders are entitled to receive on the basis set forth in Article 3 of this Plan and shall be deemed to have transferred such Case Shares to Fairborne as of the Effective Date,

and, in no case shall Fairborne or Case be required to recognize such holders of Case Shares as shareholders of Case after the Effective Date.

ARTICLE 6
AMENDMENTS

6.1 Fairborne and Case may at any time and from time to time before the Effective Date, vary, amend, modify or supplement this Plan (including the schedules hereto) provided the Court and each of Fairborne and Case determine that such variation, amendment, modification or supplement would not be prejudicial to the interests of the holders of Case Shares under this Plan.

APPENDIX "B"

Action No. 0401-09719

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF a Plan of Arrangement proposed by Case Resources Inc. involving itself, its Shareholders and Fairborne Energy Ltd.

BEFORE THE HONOURABLE	)	At the Court House, in the City of
JUSTICE HART	)	Calgary, Province of Alberta, on
IN CHAMBERS	)	Friday, the 25 day of June, 2004.

INTERIM ORDER

UPON application by Petition of CASE RESOURCES INC. (the "Applicant") pursuant to Section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, being heard this day at Calgary, Alberta;

AND UPON reading the said Petition and the Affidavit of A. Jeffery Tonken, President, Chief Executive Officer and a Director of the Applicant, sworn June 24, 2004, and the exhibits thereto;

AND UPON being advised that the Executive Director of the Alberta Securities Commission has been notified of the proposed application and does not intend to appear on this application,

AND UPON hearing submissions of counsel for the Applicant;

IT IS HEREBY ORDERED THAT:

Definitions

1. The terms hereinafter set forth have the following meanings:

   (a) "ABCA" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended;

   (b) "Arrangement" means the proposed arrangement under Section 193 of the ABCA involving the Applicant, Fairborne and the Case Shareholders, as described in the Plan;

   (c) "Arrangement Agreement" means the arrangement agreement among Case and Fairborne dated May 24, 2004, as amended and/or restated from time to time, providing for, among other things, the Arrangement;

   (d) "Arrangement Resolution" means the special resolution to be voted upon by Case Shareholders at the Case Meeting, substantially in the form filed in these proceedings, respecting the Plan and its approval;

(e) "Case Meeting" means the special meeting of Case Shareholders to be called, held and conducted in accordance with this Order for the purpose, inter alia, of considering, and if thought advisable, approving the Plan which meeting shall be held in the Viking Room at the Petroleum Club in Calgary, Alberta on Monday, the 26th day of July, 2004 at 10:00 a.m.;

(f) "Case Shareholders" means the persons entered on the register of the Applicant as holders of common shares of the Applicant;

(g) "Executive Director" means the Executive Director appointed under the *Securities Act* (Alberta), R.S.A. 2000, c. S-4, as amended;

(h) "Fairborne" means Fairborne Energy Ltd.;

(i) "Letter of Transmittal" means the letter of transmittal substantially in the form filed in these proceedings, subject to completion or amendment by the Applicant, the completed version of which shall be filed with this Court coincident with the initial distribution thereof;

(j) "Notice" means the Notice of the Case Meeting, substantially in the form of the draft filed in these proceedings, subject to completion or amendment by the Applicant, the completed version of which shall be filed with this Court coincident with the initial distribution thereof;

(k) "Plan" means the Plan of Arrangement proposed by the Applicant under Section 193 of the ABCA, substantially in the form of Exhibit A to the Arrangement Agreement which is attached as Appendix A to the Proxy Circular, as amended, supplemented or revised from time to time in accordance with its terms and the terms of the Arrangement Agreement;

(l) "Proxy" means (i) the draft form of management solicited proxy to be utilized by management of the Applicant in conjunction with the Case Meeting, subject to completion or amendment by the Applicant, the completed version of which shall be filed with this Court coincident with the initial distribution thereof, and (ii) such other form of proxy or voting instrument determined by the Chairman of the Case Meeting to be lawful and to represent the choice of the person submitting the same;

(m) "Proxy Circular" means the information circular and proxy statement to be prepared by the Applicant and to be distributed by the Applicant to the Case Shareholders in conjunction with the Notice, a draft of which is attached as Exhibit "B" to the Affidavit of A. Jeffery Tonken, subject to completion or amendment by the Applicant, the completed version of which shall be filed with this Court coincident with the initial distribution thereof; and

(n) "Scrutineer" means Computershare Trust Company of Canada, acting through its representatives for that purpose.

The Meeting

2. The Applicant is authorized and directed to call, hold and conduct the Case Meeting in accordance with the Notice, the ABCA and applicable securities laws, the articles and bylaws of the Applicant, this Order, and the rulings and directions of the Chairman of the Case Meeting and in that connection to submit the Plan to the Case Meeting for the consideration of the Case Shareholders.

Amendments

3. The Applicant is authorized to make such amendments, revisions or supplements to the Plan as it may determine, and the Plan as so amended, revised or supplemented shall be the Plan submitted to the Case Meeting and the subject of the Arrangement Resolution.

Adjournments and Postponements

4. The Applicant (acting through the Chairman of the Case Meeting), if they deem it advisable, are specifically authorized to adjourn or postpone the Case Meeting, as the case may be on one or more occasions, without the necessity of first convening the Case Meeting or first obtaining any vote of Case Shareholders respecting the adjournment or postponement.

Record Date for Notice

5. The record date for determination of Case Shareholders entitled to receive the Proxy Circular, Notice, Letter of Transmittal and Proxy shall be June 25, 2004.

Notice of Meeting

6. The Applicant shall give notice of the meeting in the form of the Notice. The Notice shall be given in accordance with the ABCA and applicable securities laws, at least 21 days prior to the date established for the Case Meeting in the Notice. Accidental failure of or omission by the Applicant to give notice to any one or more Case Shareholders, or any failure or omission to give notice as a result of events beyond the reasonable control of the Applicant (including without limitation inability to utilize postal services or transmission interruptions) shall not constitute a breach of this Order or a defect in the calling of the Case Meeting, but if any such failure or omission is brought to the attention of the Applicant it shall be rectified by the Applicant by the method and in the time most reasonably practicable in the circumstances.

The Proxy Circular

7. The Applicant is hereby authorized and directed to send the Proxy Circular to the Case Shareholders and are specifically authorized to incorporate by reference the documents listed therein. The Proxy Circular shall be distributed or made available in accordance with the ABCA and applicable securities laws.

Solicitation of Proxies

8. The Applicant is authorized to use the Proxy, subject to their ability to insert dates and other relevant information in the final form of Proxy. The Applicant is authorized to solicit Proxies, directly and through its officers, directors and employees, and through such agents or representatives as the Applicant may retain for that purpose, and by mail or such other forms of personal and electronic communication as it may determine.

Deposit of Proxies

9. Proxies must be deposited with the Scrutineers at the office of the Scrutineers designated in the Notice, or with persons appointed by the Scrutineers for that purpose, not later than 10:00 a.m. (Calgary time) on July 22, 2004, for the Case Meeting, (or if Case Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting, or any further adjournment or postponement thereof), provided that, in the discretion of the Chairman, Proxies which are not physically deposited may be accepted by the Chairman if transmitted to the Applicant or the Scrutineers or the Chairman in a form or by a person, prior to or by the above times, reasonably believed by the Chairman to be genuine.

10. The Chairman is authorized to, but need not, accept any form of proxy other than the form(s) prescribed herein which is reasonably believed by the Chairman to be in a lawful form, to be genuine, and to indicate the voting intention of the Case Shareholder or the Case Shareholder or its proxy.

Revocation of Proxies

11. Proxies given by the Case Shareholders for use at the Case Meeting, as applicable, may be revoked in the manner described in the Proxy Circular.

Waiver

12. The right is reserved to the Chairman to waive any timing or deposit requirement (individually in any particular case or collectively in any series of cases) prescribed above, provided that he instructs the Scrutineers prior to the last time at which any Proxy or revocation is to be used.

General Procedure

13. A poll by show of hands or a ballot shall be taken on the Arrangement Resolution presented to the Case Meeting, and on any other matters properly coming before the Case Meeting as ruled upon by the Chairman. The result of any ballot taken shall be final and determinative of the question or resolution on which the ballot is taken (subject to any contest thereon brought in any proceedings before this Court).

Quorum and Voting

14. The quorum required at the Case Meeting will be the shareholders or duly appointed proxyholders personally present not being less than one in number, and holding or representing by proxy, not less than 5% of the issued shares of the Applicant enjoying voting rights at the Case Meeting; provided that if quorum is not present the Case Shareholders personally present or duly appointed proxyholders may adjourn the meeting to a date less than thirty days following the date of the originally scheduled Case Meeting, as determined by the Case Shareholders personally present or duly appointed proxyholders and the Case Shareholders personally present or duly appointed proxyholders at such adjourned meeting shall constitute a quorum thereat and (i) the vote required to approve the Arrangement Resolution is 66 $^{2}/_{3}$% of the votes actually cast (not counting for this purpose abstentions, spoiled votes, illegible votes and/or defective votes). For these purposes, each of the Applicant's common shares carries one vote.

Permitted Attendees

15. The persons entitled to be present at the Case Meeting are those entitled to be present pursuant to the ABCA or other applicable statute or the by-laws of the Applicant, including, or as well as, as the case may be, the following persons:

    (a) the Chairman of the Applicant;

    (b) the Case Shareholders or their proxies;

    (c) the respective directors and officers of the Applicant and of Fairborne;

    (d) the Scrutineers (and their representatives for that purpose);

    (e) the Secretary of the Applicant (and their assistants);

    (f) the auditors of the Applicant;

    (g) the legal and financial advisors of the Applicant and of Fairborne;

    (h) the Executive Director (and his representatives); and

    (i) other persons with the permission of the Chairman.

16. Except for Case Shareholders or their proxies and the Executive Director, who may address the Case Meeting as of right, the Chairman shall be entitled to determine which other persons may address the Case Meeting.

Dissent and Appraisal Rights

17. All Case Shareholders shall be entitled to exercise rights of dissent and appraisal, in accordance with and in compliance with Section 191 of the ABCA and the Plan, provided that (a) notwithstanding subsection 191(5) of the ABCA, the objection to the Arrangement Resolution referred to in subsection 191(5) of the ABCA must be received by the Applicant at Suite 600, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4 Attention: James Surbey, Corporate Secretary, not later than 4:00 p.m (Calgary time) on the last business day prior to the Case Meeting; and (b) the dissenting Case Shareholders shall not have voted his, her or its Case Shares at the Case Meeting, either in person or by proxy, in favour of the Arrangement Resolution.

Variance

18. The Applicant is entitled at any time to seek leave to vary this Interim Order.

Service and Notice of Sanction Hearing

19. The persons entitled to be served with or given notice of any further proceedings herein, including any hearing to sanction and approve the Plan, and to appear and to be heard thereon, shall be only (i) the Executive Director and (ii) the persons who have delivered an appearance herein in accordance with the notice provisions set out in paragraph 21 below.

20. Delivery of a copy of this Order in the Proxy Circular in the manner prescribed above, shall constitute good and sufficient service and notice.

Final Order and Interested Persons

21. Upon approval of the Arrangement at the Case Meeting in the manner set forth in this Order, Case may proceed with an application before this Court for a Final Order for approval of the Arrangement at 1:30 p.m. on July 26, 2004 at the Court House, Calgary, Alberta, or so soon thereafter as counsel may be heard.

22. Any Case Shareholder and any other interested person may appear on the application for the approval of the Arrangement, provided that such holder or person shall file with this Court and serve on the Applicant, by service on its Canadian counsel, on or before Monday July 19, 2004, a Notice of Intention to Appear, together with any evidence or materials which are to be presented to the Court, setting out each Case Shareholder's or other interested person's address for service by ordinary mail and indicating whether such Case Shareholder or other interested person intends to support or oppose the application or make submissions thereat, such Notice of Intention to Appear to be effected by delivery to the solicitors for the Applicant at the address set forth below:

Solicitors for Case

Borden Ladner Gervais LLP
1000, 400 - 3rd Avenue S.W.
Calgary, AB T2P 4H2
Attention: David T. Madsen

23. If the application for approval of the Arrangement is adjourned, only those holders or persons who have filed a Notice of Intention to Appear in accordance with paragraph 21 above need be served with notice of the adjourned date.

Precedence

24. To the extent of any inconsistency or discrepancy with respect to the matters determined in this Order, between this Order and the terms of any instrument creating or governing or collateral to the securities of the Applicant or to which the securities of the Applicant is collateral, or to the Articles or by-laws of the Applicant, this Order shall govern.

"D.G. Hart"

J.C.C.Q.B.A.

ENTERED THIS 25th DAY OF JUNE, 2004

"James McLaughlin"

Clerk of the Court

APPENDIX "C"
ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the arrangement (the "Arrangement") under Section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Exhibit A to the Arrangement Agreement dated May 24, 2004 (the "Arrangement Agreement") between Case Resources Inc. (the "Corporation") and Fairborne Energy Ltd., which Arrangement Agreement is attached as Appendix A to the Information Circular dated June 25, 2004 accompanying the Notice of this Special Meeting (as such Arrangement Agreement may be or may have been modified or amended as provided for in the Arrangement Agreement), is hereby authorized and approved;

2. the Arrangement Agreement, as amended (if applicable) and all actions taken by Case, its directors and management pursuant to, permitted by or in connection with the Arrangement Agreement or the Arrangement implementation are hereby ratified, confirmed and approved;

3. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation or that the Arrangement has received the approval of the Court of Queen's Bench of Alberta, the board of directors of the Corporation is hereby authorized and empowered in its sole discretion, without further notice to or approval of the shareholders of the Corporation: (a) subject to the terms of the Arrangement Agreement, to amend the Arrangement Agreement at any time prior to the Arrangement becoming effective; or (b) to decide not to proceed with the Arrangement or to revoke this resolution at any time prior to the Arrangement becoming effective; and

4. any director or officer of the Corporation is hereby authorized for and on behalf of the Corporation to execute or cause to be executed, under the corporate seal or otherwise, and to deliver or cause to be delivered in the name of and on behalf of the Corporation, all such documents, agreements and instruments including, without limitation, articles of arrangement, and to do or cause to be done all such other acts and things as such director or officer shall determine to be necessary or desirable in order to carry out the intent of this special resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX "D"
SECTIONS 191 AND 193 OF THE ABCA

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the Notice of Petition, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

193(1) In this section, "arrangement" includes, but is not restricted to,

(a) an amendment to the articles of a corporation,

(b) an amalgamation of 2 or more corporations,

(c) an amalgamation of a body corporate with a corporation that results in an amalgamated corporation subject to this Act,

(d) a division of the business carried on by a corporation,

(e) a transfer of all or substantially all the property of a corporation to another body corporate in exchange for property, money or securities of the body corporate,

(f) an exchange of securities of a corporation held by security holders for property, money or other securities of the corporation or property, money or securities of another body corporate that is not a take-over bid as defined in section 194,

(g) a liquidation and dissolution of a corporation,

(h) a compromise between a corporation and its creditors or any class of its creditors or between a corporation and the holders of its shares or debt obligations or any class of those holders, or

(i) any combination of the foregoing.

(2) An application may be made to the Court by a corporation or a security holder or creditor of a corporation for an order approving an arrangement in respect of the corporation.

(3) If an arrangement can be effected under any other provision of this Act, an application may not be made under this section unless it is impracticable to effect the arrangement under that other provision.

(4) In connection with an application under this section, the Court, unless it dismisses the application,

(a) shall order the holding of a meeting of shareholders or a class or classes of shareholders to vote on the proposed arrangement,

(b) shall order a meeting of persons who are creditors or holders of debt obligations of the corporation or of options or rights to acquire securities of the corporation, or any class of those persons, if the Court considers that those persons or that class of persons are affected by the proposed arrangement,

(c) may, with respect to any meeting referred to in clause (a) or (b), give any directions in the order respecting

  (i) the calling of and the giving of notice of the meeting,

  (ii) the conduct of the meeting,

  (iii) subject to subsection (6), the majority required to pass a resolution at the meeting, and

  (iv) any other matter it thinks fit, and

(d) may make an order appointing counsel to represent, at the expense of the corporation, the interests of the shareholders or any of them.

(5) The notice of a meeting referred to in subsection (4)(a) or (b) must contain or be accompanied with

(a) a statement explaining the effect of the arrangement, and

(b) if the application is made by the corporation, a statement of any material interests of the directors of the corporation, whether as directors, security holders or creditors, and the effect of the arrangement on those interests.

(6) An order made under subsection (4)(c)(iii) in respect of any meeting may not provide for any majority that is less than the following:

(a) in the case of a vote of the shareholders or a class of shareholders, a majority of at least 2/3 of the votes cast by the shareholders voting on the resolution;

(b) in the case of a vote of creditors or a class of creditors, a majority in number representing at least 2/3 of the amount of their claims;

(c) in the case of a vote of the holders of debt obligations or a class of those holders, a majority in number representing at least 2/3 of the amount of their claims;

(d) in the case of a vote of holders of options or rights to acquire securities, the majority that would be required under clause (a) or (c) if those holders had acquired ownership of the securities.

(7) Notwithstanding anything in subsections (4) to (6), if a resolution required to be voted on pursuant to the order under subsection (4) is in writing and signed by all the persons entitled to vote on the resolution,

(a) the meeting required to be held by the order need not be held, and

(b) the resolution is as valid as if it had been passed at a meeting.

(8) If the application is in respect of a distributing corporation, the applicant shall give the Executive Director notice of the application and the Executive Director is entitled to appear and be heard in person or by counsel.

(9) After the holding of the meetings required by an order under subsection (4) or the submission to it of written resolutions that comply with subsection (7), the Court shall hear the application and may in its discretion

(a) approve the arrangement as proposed by the applicant or as amended by the Court, or

(b) refuse to approve the arrangement, and make any further order it thinks fit.

(10) After an order referred to in subsection (9)(a) has been made, the corporation shall send to the Registrar

(a) a copy of the order,

(b) articles of arrangement in the prescribed form,

(c) articles of amalgamation or a statement of intent to dissolve pursuant to section 212 in the prescribed form, if applicable, and

(d) the documents required by sections 20 and 113, if applicable,

and the Registrar shall file them.

(11) On filing any documents referred to in subsections (10)(b) and (c), the Registrar shall issue the appropriate certificate in accordance with section 267.

(12) An arrangement becomes effective

(a) on the date shown in the certificate issued pursuant to subsection (11), or

(b) if no certificate is required to be issued pursuant to subsection (11), on the date the documents are filed pursuant to subsection (10).

(13) An arrangement as approved by the Court is binding on the corporation and all other persons.

APPENDIX "E"
PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT

To the Board of Directors of Fairborne Energy Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Fairborne Energy Ltd. (the "Company") as at March 31, 2004 and unaudited pro forma combined statements of operations for the three months then ended and for the year ended December 31, 2003 and have performed the following procedures:

1 Compared the figures in the columns captioned "Fairborne Energy Ltd." to the unaudited consolidated financial statements of Fairborne Energy Ltd. (the "Company") as at March 31, 2004 and for the three months then ended, and the audited consolidated financial statements of the Company for the year ended December 31, 2003, respectively, and found them to be in agreement.

2 Compared the figures in the columns captioned "Case Resources Inc." to the unaudited consolidated financial statements of Case Resources Inc. as at March 31, 2004 and for the three months then ended, and the audited consolidated financial statements of Case Resources Inc. for the year ended December 31, 2003, respectively, and found them to be in agreement.

3 Compared the figures in the columns captioned "Selected properties acquired by Fairborne Energy Ltd." to the unaudited Schedule of Revenue and Expenses for selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company (the "Schedule") for the three months ended March 31, 2004, and the audited Schedule for the year ended December 31, 2003, respectively, and found them to be in agreement.

d Compared the figures in the column captioned "Pivotal Energy Ltd." to the unaudited consolidated financial statements of Pivotal Energy Ltd. for the six months ended June 30, 2003, and found them to be in agreement.

5 Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

a. the basis for determination of the pro forma adjustments; and

b. whether the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of the Canadian Securities legislation.

The officials:

a. described to us the basis for determination of the pro forma adjustments; and

b. stated that the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of the Canadian securities legislation.

6 Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7 Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the respective columns as at March 31, 2004 and for the three months then ended, and for the year ended December 31, 2003, and found the amounts in the columns captioned "Pro forma consolidated" and "Pro forma combined" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The forgoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore, make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

(Signed) *"KPMG LLP"*
Calgary, Canada
June 25, 2004

FAIRBORNE ENERGY LTD.

Pro Forma Consolidated Balance Sheet

As at March 31, 2004
(Unaudited)

($ thousands)

	Fairborne Energy Ltd.	Case Resources Inc.	Adjustments (Note 2)	Pro Forma Consolidated
Assets				
Current assets:				
Cash and cash equivalents	$ 135	$ 70	$ –	$ 205
Accounts receivable	16,873	2,146	–	19,019
Prepaid expenses and deposits	1,441	30	–	1,471
	18,449	2,246	–	20,695
Petroleum and natural gas	241,529	30,628	(30,628)	
properties and equipment			68,120	309,649
Goodwill	6,360	–	10,541	16,901
	$ 266,338	$ 32,874	$ 48,033	$ 347,245
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$ 33,105	$ 5,661	$ 3,250	$ 42,016
Equipment leases	2,540	–	–	2,540
Bank indebtedness	73,674	5,220	–	78,894
	109,319	10,881	3,250	123,450
Asset retirement obligations	11,161	2,376	–	13,537
Future income taxes	16,610	615	(615)	
			13,277	29,887
Shareholders' equity:				
Capital stock	112,728	19,962	(19,962)	
			51,123	163,851
Contributed surplus	395	63	(63)	395
Retained Earnings (Deficit)	16,125	(1,023)	1,023	16,125
	129,248	19,002	$ 32,121	180,371
	$ 266,338	$ 32,874	$ 48,033	$ 347,245

See accompanying notes to pro forma consolidated financial statements.

FAIRBORNE ENERGY LTD.

Pro Forma Combined Statement of Operations

Three months ended March 31, 2004
(Unaudited)

($ thousands)

	Fairborne Energy Ltd.	Selected properties acquired by Fairborne Energy Ltd.	Case Resources Inc.	Adjustments (Note 2)	Pro Forma Combined
Revenue					
Petroleum and natural gas	$ 18,429	$ 11,955	$ 4,887	$ –	$ 35,271
Royalties	(4,220)	(2,228)	(1,192)	–	(7,640)
	14,209	9,727	3,695	–	27,631
Expenses					
Production	2,940	2,715	1,001	–	6,656
General and administrative	1,138	–	779	–	1,917
Interest	160	–	53	861	1,074
Accretion	136	–	51	91	278
Depletion and depreciation	4,983	–	1,172	6,215	12,370
	9,357	2,715	3,056	7,167	22,295
Income (loss) before taxes	4,852	7,012	639	(7,167)	5,336
Taxes					
Capital taxes	81	–	9	21	111
Future income taxes (reduction)	1,476	–	275	(53)	1,698
	1,557	–	284	(32)	1,809
Net income (loss)	$ 3,295	$ 7,012	$ 355	$ (7,135)	$ 3,527
Net income per share					
Basic	$ 0.10				$ 0.08
Diluted	$ 0.09				$ 0.08

See accompanying notes to pro forma consolidated financial statements.

FAIRBORNE ENERGY LTD.

Pro Forma Combined Statement of Operations

Year ended December 31, 2003
(Unaudited)

($ thousands)

	Fairborne Energy Ltd. (twelve months ended December 31, 2003)	Selected properties acquired by Fairborne Energy Ltd. (twelve months ended December 31, 2003)	Case Resources Inc. (twelve months ended December 31, 2003)	Pivotal Energy Ltd. (six months ended June 30, 2003)	Adjustments (Note 3)	Pro Forma Combined
Revenue						
Petroleum and natural gas	$ 50,887	$ 57,520	$ 23,355	$ 11,611	$ –	$ 143,373
Royalties	(9,436)	(10,496)	(5,407)	(3,092)	–	(28,431)
	41,451	47,024	17,948	8,519	–	114,942
Expenses						
Production	8,365	13,828	3,394	2,394	–	27,981
General and administrative	3,369	–	2,629	1,693	–	7,691
Interest	517	–	143	215	2,918	3,793
Site restoration	1,406	–	382	150	(1,938)	–
Accretion	–	–	–	–	1,080	1,080
Depletion and depreciation	12,163	–	4,183	3,536	27,128	47,010
	25,820	13,828	10,731	7,988	29,188	87,555
Income (loss) before taxes	15,631	33,196	7,217	531	(29,188)	27,387
Taxes						
Capital taxes	204	–	30	21	379	634
Future income taxes (reduction)	5,253	–	447	(1,061)	4,906	9,545
	5,457	–	477	(1,040)	5,285	10,179
Net income (loss)	$ 10,174	$ 33,196	$ 6,740	$ 1,571	$ (34,473)	$ 17,208
Net income per share						
Basic	$ 0.40					$ 0.41
Diluted	$ 0.39					$ 0.40

See accompanying notes to pro forma consolidated financial statements.

(tabular amounts are stated in $ thousands)

1. Basis of presentation:

Pursuant to an Arrangement Agreement dated June 25, 2004 between Case Resources Inc. ("Case") and Fairborne Energy Ltd. ("Fairborne"), Fairborne will acquire all the issued and outstanding shares of Case in exchange for common shares of Fairborne. Case and its wholly-owned subsidiary, Case Sub Ltd., are currently engaged in the exploration for and the development and acquisition of, petroleum and natural gas reserves in Western Canada. Fairborne is a resource-based company engaged in the exploration for, and the development and production of natural gas, natural gas liquids and crude oil in Western Canada. Fairborne was incorporated under the laws of the Province of Alberta on January 9, 2002 and commenced active operations with the purchase of certain petroleum and natural gas properties and equipment on May 31, 2002.

The accompanying unaudited pro forma consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada by management of Fairborne.

The unaudited pro forma consolidated balance sheet as at March 31, 2004 is based on:

(a) the unaudited consolidated balance sheet of Fairborne as at March 31, 2004; and

(b) the unaudited consolidated balance sheet of Case as at March 31, 2004.

The unaudited pro forma combined statement of operations for the three months ended March 31, 2004 is based on:

(a) the unaudited consolidated statement of operations of Fairborne for the three months ended March 31, 2004; and

(b) the unaudited schedule of revenue and expenses for the selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for the three months ended March 31, 2004; and

(c) the unaudited consolidated statement of earnings of Case for the three months ended March 31, 2004.

The unaudited pro forma combined statement of operations for the year ended December 31, 2003 is based on:

(a) the audited statement of operations of Fairborne Energy Ltd. for the year ended December 31, 2003;

(b) the audited schedule of revenue and expenses for the selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for the year ended December 31, 2003;

(c) the audited consolidated statement of earnings of Case for the year ended December 31, 2003; and

(d) the unaudited consolidated statement of operations of Pivotal Energy Ltd. for the six months ended June 30, 2003.

The pro forma consolidated financial statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto of the financial statements referred to above.

2. Pro forma transaction and assumptions (March 31, 2004):

The pro forma consolidated balance sheet gives effect to the following transactions and adjustments as if they occurred on January 1, 2004:

(i) Completion of the proposed business combination whereby 59,658,512 of the issued and outstanding shares of Case are acquired by Fairborne for consideration of 5,422,959 Fairborne shares. This represents an exchange ratio of 0.0909 of a Fairborne share for every common share of Case.

(ii) Costs incurred by Case in connection with the combination, including legal, severance, advisory and other costs and fees of $2,000,000 have been included in Case's accounts payable and accrued liabilities. Costs incurred by Case with the purchase of outstanding Case stock options of $850,000 have also been included in accounts payable and accrued liabilities.

(iii) The purchase price equation is as follows: (thousands)

Transaction exchange values:		
Shares	$	51,123
Transaction costs		400
	$	51,523
Net assets acquired:		
Current assets	$	2,246
Capital assets		68,120
Goodwill		10,541
Accounts payable and accrued liabilities		(8,511)
Bank indebtedness		(5,220)
Asset retirement obligations		(2,376)
Future income taxes		(13,277)
	$	51,523

The business combination has been accounted for using the purchase method. The allocation of the purchase price to the assets and liabilities of Case will be finalized after the acquisition has been completed and the fair values of the assets and liabilities have been determined, accordingly, the above allocation will change.

The pro forma combined statement of operations for the three-month period ended March 31, 2004 gives effect to the transaction and adjustments referred to above in this Note 2 effective January 1, 2004 as well as the following:

(i) The acquisition of the selected properties acquired by Fairborne from BP Canada Energy Company, as if it had occurred on January 1, 2004, instead of actual closing date of March 31, 2004.

(ii) Interest expense has been increased to reflect the impact of $71.9 million of bank indebtedness incurred on the acquisition of the selected properties acquired from BP Canada Energy Company, assuming an interest rate of 5%.

(iii) Accretion of the asset retirement obligations has been increased to reflect the impact of the selected properties acquired from BP Canada Energy Company.

(iv) A provision for depletion and depreciation based on combining reserves, production and cost of the capital assets under the full cost method of accounting for oil and gas properties.

(v) Capital taxes have been adjusted to reflect the increased capitalization. Future income taxes have been adjusted to reflect the impact of the above adjustments.

3. Pro forma transactions and assumptions (December 31, 2003):

The pro forma combined statement of operations for the year ended December 31, 2003 gives effect to the transaction and adjustments referred to in the first paragraph in Note 2 effective January 1, 2003 as well as the following:

(i) The acquisition of the selected properties acquired by Fairborne from BP Canada Energy Company, as if it had occurred on January 1, 2003, instead of actual closing date of March 31, 2004.

(ii) The business combination of Pivotal Energy Ltd. and Fairborne as if it had occurred on January 1, 2003 instead of the actual closing date of July 2, 2003.

(iii) Interest expense has been increased to reflect the impact of $71.9 million of bank indebtedness incurred on the acquisition of the selected properties acquired from BP Canada Energy Company, assuming an interest rate of 4%.

(iv) The provision for future site restoration was eliminated as a result of Fairborne adopting new accounting standards relating to asset retirement obligations as outlined in note 1 of Fairborne's interim consolidated financial statements as at and for the three months ended March 31, 2004. Accretion was increased to reflect the impact of the selected properties acquired from BP Canada Energy Company, Case and Pivotal Energy Ltd.

(v) A provision for depletion and depreciation based on combining reserves, production and cost of the capital assets under the full cost method of accounting for oil and gas properties.

(vi) Capital taxes have been adjusted to reflect the increased capitalization. Future income taxes have been adjusted to reflect the impact of the above adjustments.

APPENDIX "F"
FAIRNESS OPINION


GRIFFITHS MCBURNEY & PARTNERS

1600, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Tel: (403) 543-3030, Fax: (403) 543-3038

June 24, 2004

Board of Directors
Case Resources Inc.
600, 330 - 5th Avenue S.W.
Calgary, Alberta T2P 0L4

Dear Sirs:

GMP Securities Ltd. ("GMP" or "we") understand(s) that Case Resources Inc. ("Case") and Fairborne Energy Ltd. ("Fairborne") have entered into an arrangement agreement (the "Arrangement Agreement") dated May 24, 2004 to effect a business combination whereby Fairborne will acquire all of the outstanding common shares of Case (the "Case Shares"), including all Case Shares which may become outstanding on the exercise of options or other rights to purchase Case Shares. The business combination will be implemented pursuant to a Plan of Arrangement (the "Arrangement") which provides that Case shareholders ("Shareholders") will receive, for each Case Share, 0.0909 of a common share of Fairborne.

The Arrangement is more fully described in the information circular of Case to be dated June 25, 2004 (the "Information Circular") to be mailed to Shareholders in respect of a special meeting of Shareholders to be held in Calgary, Alberta on July 26, 2004 (the "Meeting") and is conditional upon the approval by at least 66 2/3% of the votes cast by Shareholders attending the Meeting in person or represented by proxy. In addition, the Arrangement is subject to a number of conditions, which must be satisfied or waived in order for the Arrangement to become effective, as more fully described in the Information Circular.

We understand that all of the directors and officers of Case, who collectively own, directly or indirectly, or exercise control or direction over approximately 33% of the outstanding Case Shares have entered into agreements whereby they have agreed to vote in favor of the Arrangement, subject to certain conditions.

To assist the Board of Directors of Case (the "Board") in considering the terms of the Arrangement, and the making of its recommendation in respect thereof, the Board engaged GMP to provide it with financial advice and our opinion (the "Fairness Opinion") as to whether the consideration to be received under the Arrangement is fair, from a financial point of view, to the Shareholders.

Engagement of GMP

GMP was engaged pursuant to an agreement dated May 24, 2004 (the "Engagement Agreement") to act as Case's primary agent and financial advisor with respect to enhancing Shareholder value including, but not limited to, conducting a confidential sale process of Case. GMP's services included discussions and negotiations with prospective purchasers of Case, providing financial advice to the Board, communicating to the Board the results of any analysis and review conducted by GMP and preparing this Fairness Opinion for delivery to the Board.

Pursuant to the terms of our engagement, we have not been engaged to prepare (and have not prepared) a formal valuation or appraisal of Case or of any of the assets, liabilities or securities of Case or to express an opinion with respect to the form of the Arrangement itself, and this Fairness Opinion should not be construed as such. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement. However, GMP has performed research, financial analyses and testing of assumptions that it

considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Fairness Opinion.

The Engagement Agreement provides for GMP to receive from Case, for the services provided, a fee for the delivery of the Fairness Opinion, an advisory fee, in respect of which a portion is contingent on the outcome of the Arrangement, as well as reimbursement of all reasonable out-of-pocket expenses. The fees to be received by GMP in connection with the Engagement Agreement are not material to GMP. Case has agreed to indemnify GMP from and against certain liabilities arising out of the performance of professional services rendered to Case by GMP and its personnel under the Engagement Agreement.

This Fairness Opinion is provided to the Board in an impartial and objective fashion to assist the Board in discharging its fiduciary responsibilities to Shareholders and GMP has received no instructions from Case in connection with the conclusions reached in this Fairness Opinion.

Qualifications of GMP

GMP is a publicly traded, Canadian investment banking firm providing advisory and capital market related services to Canadian resource related and industrial companies and major financial institutions. GMP's services include investment research and the trading of equity securities for major Canadian and foreign financial institutions and corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions. GMP and its principals have been involved in a significant number of transactions involving valuations of private and publicly traded Canadian companies and in providing fairness opinions in respect of such transactions.

The opinion expressed herein is the opinion of GMP as an entity. The principal individuals responsible for the preparation of this Fairness Opinion were Thomas A. Budd and Matt Sobolewski. Mr. Budd and Mr. Sobolewski have 22 years and 4 years, respectively, of experience in the financial services industry.

Relationship with Interested Parties

Neither GMP nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of Case or Fairborne, or any of their respective associates or affiliates (collectively, the "Interested Parties"). GMP has acted as a financial advisor, agent or underwriter to Case and Fairborne in the past two years. GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Case and Fairborne, and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Case, Fairborne or other Interested Parties.

Scope of Review Conducted by GMP

GMP has acted as the financial advisor to Case in respect of the Arrangement and certain related matters. In this context, and for the purpose of preparing this Fairness Opinion, we have analyzed publicly available and confidential financial, operational and other information relating to Case and Fairborne, including information derived from meetings and discussions with the management of Case and Fairborne. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In carrying out this engagement and arriving at our Fairness Opinion, we have reviewed and relied upon, among other things:

As pertaining to Case:

i) drafts of the Information Circular up to and including the date hereof;

ii) the Arrangement Agreement dated May 24, 2004;

iii) the audited financial statements for Case for the years ended December 31, 2003 and December 31, 2002;

iv) the unaudited financial statements of Case for three month period ended March 31, 2004

v) the Renewal Annual Information Form of Case for the year ended December 31, 2003;

vi) the Management Proxy / Information Circular of Case dated March 25, 2004;

vii) the current projected annual budget of Case for the year ended December 31, 2004, including management estimates of capital expenditures, production and net operating income;

viii) a summary of issued and outstanding shares and options of Case as at May 24, 2004;

ix) a summary valuation of certain oil and gas reserves and the present worth of future net cash flows of Case's properties prepared by Gilbert Laustsen Jung Associates Ltd., effective as at January 1, 2004;

x) a certificate as to certain factual matters dated the date hereof provided by Case and addressed to us;

xi) public information relating to the business, operations, financial performance and stock trading history of Case and other selected public companies we considered relevant;

xii) certain non-public information regarding Case, its business and projects; and

xiii) discussions with senior management of Case with respect to, among other things, the past and future operations of Case, Case's competitive position in the market, its prospects, pro forma cash flows, the information referred to above and other issues deemed relevant.

As pertaining to Fairborne:

i) drafts of the Information Circular up to and including the date hereof;

ii) the Arrangement Agreement dated May 24, 2004;

iii) the audited financial statements for Fairborne for the year ended December 31, 2003 and seven month period ended December 31, 2002;

iv) the unaudited financial statements of Fairborne for the three month period ended March 31, 2004;

v) the Revised Initial Annual Information Form of Fairborne for the year ended December 31, 2003;

vi) the Management Proxy / Information Circular of Fairborne dated April 19, 2004;

vii) the current projected annual budget of Fairborne for the year ended December 31, 2004, including management estimates of capital expenditures, production and net operating income;

viii) a summary of issued and outstanding shares and options of Fairborne as at May 24, 2004;

ix) a summary valuation of certain oil and gas reserves and the present worth of future net cash flows of Fairborne as prepared by Gilbert Laustsen Jung Associates Ltd., effective as at December 31, 2003;

x) a summary valuation of certain oil and gas reserves and the present worth of future net cash flows of Fairborne as prepared by Sproule Associates Limited, effective as at December 31, 2003;

xi) a certificate as to certain factual matters dated the date hereof provided by Fairborne and addressed to us;

xii) public information relating to the business, operations, financial performance and share trading history of Fairborne and other selected public companies we considered relevant;

xiii) certain non-public information regarding Fairborne, its business and projects; and

xiv) discussions with senior management of Fairborne with respect to, among other things, the past and future operations of Fairborne, Fairborne's competitive position in the market, its prospects, pro forma cash flows, the information referred to above and other issues deemed relevant.

We also conducted such other analyses, investigations, research and testing of assumptions as were deemed by us to be appropriate or necessary in the circumstances. Case and Fairborne granted us access to their management groups and consultants and, to our knowledge, we were not denied any information we requested.

A significant component of our review consisted of discussions with management of Case. However, no information of a material nature has been brought to our attention that has not been considered in the preparation of this Fairness Opinion.

Key Assumptions and Limitations

We have relied upon, but with the Board's acknowledgement and in accordance with the terms of our engagement have not independently verified, the accuracy, completeness and fair representation of any of the data, advice, opinions, materials, information, representations, reports and discussions (collectively, the "Information") referred to above and this Fairness Opinion is conditional upon such accuracy, completeness and fair representation. Our assumptions, the procedures we adopted and the conclusions and opinions reached by us are dependent, in part, upon all such facts and Information. With respect to operating and financial forecasts and budgets provided to us and relied upon in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of Fairborne or Case, as appropriate, having regard to the plans, financial condition and prospects of Fairborne and Case, as the case may be. In addition, senior officers of each of Case and Fairborne have made representations to us in certificates dated as of the date hereof.

We believe that the analyses and factors considered in arriving at our Fairness Opinion must be considered as a whole and are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion employed by us and the conclusions reached in the Fairness Opinion. In arriving at our opinion, in addition to the facts and conclusions contained in the materials, Information, representations, reports and discussions referred to above, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Arrangement and we express no opinion on such procedures.

We have with respect to all legal, tax and accounting matters relating to the Arrangement and the implementation thereof relied on advice of legal, tax and accounting counsel to Case and express no view

thereon. The Arrangement is subject to a number of conditions outside the control of Case and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this Fairness Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Information Circular.

In our analysis in connection with the preparation of the Fairness Opinion, we made numerous assumptions which we believe to be reasonable with respect to the industry performance, general business and economic conditions and other matters, many of which are beyond the control of GMP or Case.

The Fairness Opinion is rendered as of June 24, 2004 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Case and its respective subsidiaries as they were reflected in the Information provided to GMP and as they were represented to GMP in its discussions with the senior management of Case. Any changes therein may affect the Fairness Opinion and, although GMP reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Fairness Opinion after the date hereof.

The Fairness Opinion has been provided solely for the use of the Board and is not intended to be, and does not constitute, a recommendation to purchase the Case Shares and is not intended to be construed as a recommendation to vote in favour of the Arrangement. Our conclusion as to the fairness of the consideration to be received under the Arrangement by Shareholders is based on our review of the Arrangement taken as a whole, rather than on any particular element of the Arrangement, and this Fairness Opinion should be read in its entirety.

While in the opinion of GMP the assumptions used in preparing this Fairness Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing, we are of the opinion that the consideration to be received by Shareholders under the Arrangement, as set forth in the Information Circular and as summarized above, is fair, from a financial point of view, to Shareholders.

This Fairness Opinion may be relied upon by the management of Case and the Board for the purpose of considering the Arrangement and its recommendation to Shareholders with respect to the Arrangement, but may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person for any other purpose without our express prior written consent. We expressly consent to the duplication and inclusion and references to this Fairness Opinion in the Information Circular.

Yours very truly,

(signed) **GMP Securities Ltd.**

APPENDIX "G"
FAIRBORNE SIGNIFICANT ACQUISITION FINANCIAL STATEMENTS - PIVOTAL ENERGY LTD.

Pivotal Energy Ltd.
Interim Consolidated Balance Sheets

	June 30 2003 (unaudited)	December 31 2002
Assets		
Current Assets		
Cash	$ 80,519	$ 43,844
Accounts Receivable	3,208,829	782,673
Prepaid Expenses and Deposits	185,544	224,621
	3,474,892	1,051,138
Capital Assets	51,582,828	23,924,583
	$ 55,057,720	$ 24,975,721
Liabilities		
Current Liabilities		
Accounts Payable	$ 5,520,428	$ 1,050,802
Bank Indebtedness (note 2)	12,236,116	4,190,706
	17,756,544	5,241,508
Provision for Site Restoration	1,055,372	905,376
Future Income Taxes (note 5)	6,470,064	1,716,759
	25,281,980	7,863,643
Shareholders' Equity		
Share Capital (note 3)	29,266,378	18,091,157
Foreign Currency Translation Account	(15,666)	66,835
Retained Earnings (Deficit)	525,028	(1,045,914)
	29,775,740	17,112,078
Commitment (Note 6)		
Subsequent Event (Note 7)		
	$ 55,057,720	$ 24,975,721

See accompanying notes to consolidated financial statements.
Approved by the Board of Directors

Pivotal Energy Ltd.
Interim Consolidated Statements of Operations and Retained Earnings (Deficit)
(unaudited)

	For the Three Months Ended June 30		For the Six Months Ended June 30	
	2003	2002	2003	2002
Revenue				
Petroleum and Natural Gas	$ 6,491,518	$ 2,233,815	$ 11,610,747	$ 3,963,589
Less: Royalties	1,869,938	543,341	3,092,754	926,420
	4,621,580	1,690,474	8,517,993	3,037,169
Expenses				
Operating	1,377,963	596,890	2,393,716	1,198,965
General and Administrative	1,144,804	466,120	1,692,739	675,132
Interest	131,540	33,143	215,165	42,489
Depletion, Depreciation and Site Restoration	2,196,888	691,221	3,685,753	1,335,074
	4,851,195	1,787,374	7,987,373	3,251,660
Earnings (Loss) before Income Taxes	(229,615)	(96,900)	530,620	(214,491)
Current Taxes	11,266	1,883	21,430	16,189
Future Income Tax Reduction	(1,455,752)	(175,545)	(1,061,752)	(169,211)
Net Earnings (Loss)	1,214,871	76,762	1,570,942	(61,469)
Retained Earnings (Deficit), beginning of period	(689,843)	(769,891)	(1,045,914)	(631,660)
Retained Earnings (Deficit), end of period	$ 525,028	$ (693,129)	$ 525,028	$ (693,129)
Earnings (Loss) Per Share				
Basic	$ 0.06	$ 0.01	$ 0.07	$ (0.01)
Diluted	$ 0.05	$ 0.01	$ 0.07	$ (0.01)

See accompanying notes to consolidated financial statements.

Pivotal Energy Ltd.
Interim Consolidated Statements of Cash Flows
(unaudited)

	For the Three Months Ended June 30		For the Six Months Ended June 30	
	2003	2002	2003	2002
Cash Provided by (used in):				
Operating Activities				
Net Earnings	$ 1,214,871	$ 76,762	$ 1,570,942	$ (61,469)
Items not Involving Cash				
Depletion, Depreciation and Site Restoration	2,196,888	691,221	3,685,753	1,335,074
Future Income Taxes	(1,455,752)	(175,545)	(1,061,752)	(169,211)
Funds from Operations	1,956,007	592,438	4,194,943	1,104,394
Net Change in Non-Cash Working Capital	(424,316)	94,240	(554,483)	(1,787,481)
	1,531,691	686,678	3,640,460	(683,087)
Financing Activities				
Issue of Share Capital	117,485	79,500	158,000	2,301,752
Share Issue Costs	(6,781)	(81,400)	(272,574)	(202,241)
Bank Indebtedness	4,258,582	3,816,776	4,853,478	5,216,776
Net Change in Non-Cash Working Capital	-	-	-	(449,955)
	4,369,286	3,814,876	4,738,904	6,866,332
Investing Activities				
Corporate acquisition (Note 1)	-	-	(95,278)	-
Capital Asset additions	(4,867,756)	(4,640,302)	(9,136,031)	(6,722,878)
Property dispositions	49,374	-	474,082	-
Site restoration expenditures	(9,846)	-	(14,891)	-
Net change in Non-Cash Working Capital	(1,029,403)	112,826	429,429	384,524
	(5,857,631)	(4,527,476)	(8,342,689)	(6,338,354)
Change in Cash	43,346	(25,922)	36,675	(155,109)
Cash, beginning of period	37,173	43,515	43,844	172,702
Cash, end of period	80,519	$ 17,593	$ 80,519	$ 17,593

See accompanying notes to consolidated financial statements.

During the six months ended June 30, 2003, the Company paid $161,722 (2002 – $42,489) of interest on bank indebtedness and $3,430 in cash taxes (2002 - $0).

During the three months ended June 30, 2003, the Company paid $83,597 (2002 – $33,143) of interest on bank indebtedness and $2,266 in cash taxes (2002 - $0).

Pivotal Energy Ltd.
Selected Notes to Financial Statements

For the Six Months ended June 30, 2003 *(unaudited)*

The interim financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2002. The disclosure, which follows, is incremental to the disclosure included with the annual financial statements. These interim financial statements should be read in conjunction with the financial statements and notes thereto in the Company's annual report for the year ended December 31, 2002.

Note 1: Corporate Acquisition – Cigar Oil and Gas Ltd.

On January 10, 2003, the Company acquired all of the issued and outstanding common shares of Cigar Oil & Gas Ltd ("Cigar"). In conjunction with the acquisition of Cigar, the Company also consolidated all of its outstanding shares on the basis of one new common share for every seven existing common shares. The consideration offered for Cigar was 0.471429 post-consolidation common shares for each Cigar share outstanding resulting in 9,504,787 Company shares being issued. In addition, options to acquire Cigar shares were exchanged for 564,540 post-consolidation options to acquire Pivotal shares. For purposes of the purchase price equation, the Company used an adjusted post-consolidation share price of $1.12 per Pivotal share. The fair value of each option exchanged was estimated at the date of exchange using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate (%)	4.5
Expected life (years)	3.0
Expected volatility (%)	60.0

The value of the transaction, including the issuance of common shares and the fair value of options, was $11,172,723, including $95,278 of transaction costs. The transaction was accounted for using the purchase price method. The Company's accounts include the results of operations of Cigar effective January 10, 2003.

The purchase price equation is as follows:

Cost of Acquisition:	
Shares	$ 10,618,945
Options	458,500
Transaction costs	95,278
	$ 11,172,723
Allocated:	
Current assets	$ 1,673,768
Property, plant and equipment	22,599,662
Current liabilities	(3,976,646)
Bank debt	(3,191,932)
Future income taxes	(5,932,129)
	$ 11,172,723

Note 2: Bank Indebtedness

At June 30, 2003, the Company had a $17 million revolving operating credit facility with a Canadian chartered bank. Based on the demand nature of this facility, the debt has been classified as a current obligation. The authorized limit is subject to periodic review and redetermination of the Company's oil and gas borrowing base as determined by the bank. Amounts drawn against the credit facility are due on demand and bear interest at the bank's prime lending rate, bankers' acceptance or LIBOR plus applicable margins, ranging from 0% to 1%. The effective interest rate at June 30, 2003 was 5.0%. The credit facility is secured by a general assignment of book debts and a first fixed and floating charge debenture in the amount of $50 million over the Company's petroleum and natural gas properties.

Note 3: Share Capital

a) Common Shares

Common shares, issued and outstanding	Number	Amount
Balance, December 31, 2002 *	12,104,878	$ 18,592,157
Shares issued on acquisition of Cigar Oil & Gas Ltd. (Note 1)	9,504,787	11,172,723
Shares issued on exercise of options	198,000	158,000
Share issue costs	-	(272,574)
Future tax benefit of issue costs	-	117,072
	21,807,665	29,767,378
Less: Shareholder loan receivable	-	(501,000)
Balance, June 30, 2003	**21,807,665**	**$ 29,266,378**

* Reflects consolidation of shares on a 7:1.basis completed January 10, 2003.

The Shareholder loan receivable is due on December 30, 2003.

b) Per Share Amounts

The following table summarizes the weighted average common shares used in calculating net earnings per common share:

Weighted Average Common Shares	Three Months Ended June 30 2003	Three Months Ended June 30 2002	Six Months Ended June 30 2003	Six Months Ended June 30 2002
Basic	**21,522,304**	**9,406,246**	**20,998,408**	**9,086,304**
Diluted	**22,416,774**	**9,681,425**	**21,702,027**	**9,347,608**

* Reflects consolidation of shares on a 7:1 basis completed January 10, 2003.

The reconciling item between the basic and diluted average common shares are outstanding stock options.

c) Stock Options

There are 1,604,458 share purchase options outstanding at June 30, 2003 that are exercisable at prices between $0.64 to $2.87 per share. The options expire between December 30, 2003 and January 28, 2008.

The following table sets forth a reconciliation of the stock option plan activity through to June 30, 2003.

	Number of Options	Weighted average exercise price
Balance December 31, 2002 *	499,286	2.45
Options issued on acquisition of Cigar Oil & Gas Ltd. (Note 1)	564,540	0.76
Granted	922,920	1.50
Exercised	(198,000)	0.80
Expired	(184,288)	2.54
Balance June 30, 2003	**1,604,458**	**1.50**

* Reflects consolidation of options on a 7:1 basis completed January 10, 2003.

The Company accounts for its stock based compensation plan using the settlement value method. Under this method, no costs are recognized in the financial statements for share options granted to employees or directors when the options are issued at market value. If the fair value method had been used, the Company's net earnings (loss) and net earnings (loss) per share would be as follows:

	Three Months Ended		Six Months Ended	
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Compensation Costs	112,405	38,126	224,810	38,126
Net Earnings (Loss):				
As reported	1,214,871	76,762	1,570,942	(61,469)
Pro forma	1,102,466	38,636	1,346,132	(99,595)
Net Earnings (Loss) per Share:				
Basic				
As reported	$ 0.06	$ 0.01	$ 0.07	$ (0.01)
Pro forma	$ 0.05	$ -	$ 0.06	$ (0.01)
Diluted				
As reported	$ 0.05	$ 0.01	$ 0.07	$ (0.01)
Pro forma	$ 0.05	$ -	$ 0.06	$ (0.01)

The fair value of each option granted is estimated in the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Risk free interest rate (%)	4.5	4.5
Expected life (years)	3.0	3.0
Expected volatility (%)	60.0	60.0

Note 4: Financial Instruments

The following table summarizes the hedges outstanding at June 30, 2003:

Commodity	Period	Volume	Price
Crude Oil	July 1 to December 31, 2003	100 bbls/day	WTI US$25.10
Crude Oil	July 1 to September 30, 2003	100 bbls/day	WTI US$28.00
Natural Gas	July 1 to October 31, 2003	2,000 GJ/day	Floor - C$6.00/GJ Ceiling – C$6.90/GJ

Note 5: Future Income Taxes

The provision for future income taxes for three months ended June 30, 2003 resulted in a recovery of $1.5 million compared to a recovery of $0.2 million in the same period in 2002. For the six months ended June 30, 2003 the provision for income taxes was a recovery of $1.0 million compared to $0.2 million in 2002. Included in the 2003 amount is a benefit of $1.1 million related to substantively enacted changes to the federal income tax rate and deductions for resource income. The changes will reduce the rate on resource income by seven percent, provide for the deduction of crown royalties and eliminate the resource allowance and will be phased in over a five year period. In addition, a benefit of $0.1 million was recorded related to a 0.5 percent reduction to the Alberta income tax rate.

Note 6: Commitments

The Company is required to spend $3,000,000 before December 31, 2003 on qualifying expenditures pursuant to the December 12, 2002 private placement of flow through common shares. As at June 30, 2003 approximately $700,000 remains to be incurred.

Note 7: Subsequent Events

On July 2, 2003 the shareholders of the Company and Fairborne Energy Ltd. ("Fairborne") approved an Arrangement Agreement to merge the two companies and continue as a publicly listed company named Fairborne Energy Ltd. As consideration for the transaction, Pivotal shareholders received 0.485 of a Fairborne common share for each one Pivotal common share held. Upon closing of the arrangement, Fairborne had approximately 30.3 million common shares outstanding, of which prior Fairborne shareholders hold approximately 65% of outstanding common shares and prior shareholders of Pivotal hold approximately 35%.

APPENDIX "H"
FAIRBORNE SIGNIFICANT ACQUISITION FINANCIAL STATEMENTS - SELECTED PROPERTIES

Schedule of Revenue and Expenses for

SELECTED PROPERTIES

referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company, for each of the years in the three year period ended December 31, 2003

AUDITORS' REPORT

To the Board of Directors of Fairborne Energy Ltd.

At the request of Fairborne Energy Ltd., we have audited the schedule of revenue and expenses for selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company, for each of the years in the three year period ended December 31, 2003. This financial information is the responsibility of Fairborne Energy Ltd. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for each of the years in the three year period ended December 31, 2003.

(Signed) *"KPMG LLP"*

Chartered Accountants

Calgary, Canada
June 10, 2004

SELECTED PROPERTIES

Schedule of Revenue and Expenses for Selected Properties
(in thousands)

	Three months ended March 31,		Years ended December 31,		
	2004	2003	2003	2002	2001
	(unaudited)		(audited)		
Revenue	$ 11,955	$ 20,409	$ 57,520	$ 55,919	$ 101,210
Royalties	2,228	3,828	10,496	12,082	22,272
	9,727	16,581	47,024	43,837	78,938
Operating costs	2,715	2,516	13,828	11,651	13,467
Operating income	$ 7,012	$ 14,065	$ 33,196	$ 32,186	$ 65,471

See accompanying notes to schedule of revenue and expenses for selected properties.

SELECTED PROPERTIES

Notes to Schedule of Revenue and Expenses for Selected Properties

Years ended December 31, 2003, 2002 and 2001
(information for the three months ended March 31, 2004 and 2003 is unaudited)

---

1. Basis of presentation:

On February 8, 2004 Fairborne Energy Ltd. entered into a purchase and sale agreement to acquire certain properties (the "selected properties") from BP Canada Energy Company.

The schedule of revenue and expenses for selected properties includes the operations of the selected properties by BP Canada Energy Company.

The schedule of revenue and expenses for the selected properties includes only amounts applicable to the working interest of BP Canada Energy Company for the selected properties.

The schedule of revenue and expenses for selected properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the selected properties.

2. Significant accounting policies:

(a) Revenue:

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b) Royalties:

Royalties are recorded at the time the product is produced and sold.

(c) Operating expenses:

Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same.

CASE
RESOURCES INC.

BOWNE
PRINTED IN CANADA
013382

Consolidated Balance Sheets

(unaudited)

	As at March 31 2004 $	As at Dec 31 2003 (restated - note 2) $
ASSETS		
CURRENT		
Cash	69,145	69,213
Accounts receivable	2,145,855	2,323,642
Deposits and prepaid expenses	30,365	41,917
	2,245,365	2,434,772
Petroleum and natural gas properties, net (note 3)	30,628,215	27,533,210
	32,873,580	29,967,982
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	5,660,500	3,827,512
Revolving production loan (note 4)	5,219,808	4,732,524
	10,880,308	8,560,036
Future income taxes	615,064	340,064
Asset retirement obligation (note 2 and 5)	2,375,860	2,209,024
	13,871,232	11,109,124
SHAREHOLDERS' EQUITY		
Share capital (note 4)	19,962,279	19,923,029
Contributed surplus (note 6)	63,239	9,239
Deficit	(1,023,170)	(1,073,410)
	19,002,348	18,858,858
	32,873,580	29,967,982

See accompanying notes to consolidated financial statements

Consolidated Statements of Earnings and Deficit

(unaudited)

	3 months ended March 31 2004 $	2003 (restated - note 2) $
REVENUE		
Petroleum and natural gas revenue	**4,887,475**	7,094,210
Royalties, net of ARTC	**(1,192,760)**	(1,723,805)
Other income	**-**	16
	3,694,715	5,370,421
EXPENSES		
Operating	**1,000,862**	859,751
General and administrative (note 6)	**779,123**	610,039
Interest	**52,836**	77,492
Depletion, depreciation and accretion (note 5)	**1,222,871**	1,072,369
	3,055,692	2,619,651
EARNINGS BEFORE TAXES	**639,023**	2,750,770
TAXES		
Current tax expense	**9,000**	11,000
Future income tax expense	**275,000**	-
	284,000	11,000
NET EARNINGS	**355,023**	2,739,770
DEFICIT, BEGINNING OF PERIOD	**1,031,137**	7,417,495
Retroactive application of change in accounting policy (note 2)	**42,273**	(4,118)
DEFICIT, BEGINNING OF PERIOD, AS RESTATED	**1,073,410**	7,413,377
Cancellation of stock options (note 7)	**304,783**	-
DEFICIT, END OF PERIOD	**1,023,170**	4,673,607

See accompanying notes to consolidated financial statements

	2004	2003
Net earnings per share - basic	**0.01**	0.05
Net earnings per share - diluted	**0.01**	0.05
Weighted average common shares - basic	**60,038,384**	60,792,679
Weighted average common shares - diluted	**61,292,257**	61,189,393

Consolidated Statements of Cash Flows

(unaudited)

	3 months ended March 31	
	2004	2003 (restated - note 2)
	$	$
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net earnings	355,023	2,739,770
Adjustments for:		
Depletion, depreciation and accretion	1,222,871	1,072,369
General and administrative (note 6)	54,000	-
Future income tax expense	275,000	-
Cash flow from operations	1,906,894	3,812,139
Asset retirement recovery (expenditures)	35,324	59,613
Changes in non-cash working capital items from operations	668,548	701,242
	2,610,766	4,572,994
FINANCING		
Increase (decrease) to revolving production loan	487,285	(3,416,040)
Issuance of share capital, net of related expenses	39,250	-
Cancellation of stock options (Note 7)	(304,783)	-
	221,752	(3,416,040)
INVESTING		
Petroleum and natural gas properties and equipment	(4,186,365)	(2,891,737)
Sale of petroleum and natural gas properties and equipment	-	2,708,688
Changes in non-cash working capital items from investing	1,353,779	(973,969)
	(2,832,586)	(1,157,018)
NET DECREASE IN CASH	(68)	(64)
CASH, BEGINNING OF PERIOD	69,213	112,798
CASH, END OF PERIOD	69,145	112,734

See accompanying notes to consolidated financial statements

Selected Notes to the Consolidated Financial Statements
(unaudited)

For the three month periods ended March 31, 2004 and March 31, 2003

1. Basis of Accounting

The Interim Consolidated Financial Statements of Case Resources Inc. ("**Case**" or the "**Corporation**") have been prepared by management in accordance with Canadian generally accepted accounting principles ("**GAAP**"), within an acceptable level of materiality, utilizing the framework of the accounting policies as described in the notes to the Corporation's Consolidated Financial Statements contained in the December 31, 2003 Annual Report. Certain information and disclosures normally required to be included in notes to annual financial statements has been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto which are contained in the Corporation's Annual Report for the year ended December 31, 2003.

2. Changes in Accounting Policies

Asset Retirement Obligation ("ARO")

Effective January 1, 2004, the Corporation adopted a new standard relating to asset retirement obligations ("ARO") as recommended by the Canadian Institute of Chartered Accountants ("CICA"). This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes.

Previously, the Corporation recognized a provision for future site restoration and abandonment costs calculated on the unit-of-production method over the life of the petroleum and natural gas properties based on total estimated proved reserves and recorded a corresponding future liability. This liability would increase based on the provision each period and decrease based on the actual expenditures incurred.

The previously reported amounts for 2003 have been restated due to the retroactive application of this new standard. Net income for the year ended December 31, 2003 decreased by $155,632 ($157,944 net of a future income tax expense of $2,312). Net income for the quarter ended March 31, 2003 decreased by $79,675 (the future income tax benefit associated with this restatement was not recorded). The ARO liability as at December 31, 2003 increased to $2,209,024 based on the new standard as compared to the site restoration liability of $111,611 based on the old standard. As at December 31, 2003 property plant & equipment increased by $1,948,204 to $27,533,210, net of accumulated depletion. The future income tax liability decreased by $106,936 as at December 31, 2003. The opening 2003 accumulated deficit increased by $42,273 ($149,209 net of a future income tax recovery of $106,936) to reflect the cumulative impact of accretion and depletion expense, less the previously recorded cumulative site restoration provision. Basic and diluted net earnings per share calculations for the year ended December 31, 2003 and for the quarter ended March 31, 2003 were unchanged, as a result of adopting this standard.

There was no impact on the Corporation's cash flow as a result of adopting this new policy. See Note 5 for additional information on the asset retirement obligation and impact on the consolidated financial statements.

Stock Options

Effective January 1, 2003, the Corporation elected to prospectively adopt the fair value method of accounting for stock options granted on or after January 1, 2003 under its stock-based compensation plan as recommended by the CICA. Accordingly, compensation expense has been recognized in general and administrative expense in the consolidated statement of earnings with a corresponding

increase recorded to contributed surplus in the consolidated balance sheet using the fair value method as described in Note 6.

3. Petroleum and Natural Gas Properties

Included in the Corporation's petroleum and natural gas properties is $1,967,796 ($1,948,204 in 2003), net of accumulated depletion, relating to its asset retirement obligations.

The Corporation performed a ceiling test calculation at March 31, 2004, in accordance with the new "AcG-16 oil and gas accounting – full cost" to assess the recoverable value of its assets. As a result of this calculation, the Corporation is not required to write down its petroleum and natural gas properties at March 31, 2004.

4. Revolving Production Loan Facility

At March 31, 2004 the Corporation's demand revolving production loan facility (the "**facility**") was $13,000,000.

The Corporation is currently in the process of its annual credit review with its bank. The credit review should be completed by June 2004.

The lender classifies Case's revolving production loan facility as a demand loan; however, the lender is not aware at this time of any facts, events, or occurrences, which would cause the lender to demand the loan prior to May 31, 2005, provided there is no adverse change in the financial position of the Corporation.

The balance drawn on the facility at March 31, 2004 is $5,219,808. As this facility is demand in nature it is presented as a current liability.

5. Asset Retirement Obligation

The total future asset retirement obligation was estimated by management based on the Corporation's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods. The Corporation has estimated the net present value of its total asset retirement obligations to be $2,375,860 as at March 31, 2004 (December 31, 2003 - $2,209,224) based on a total future liability of $6,232,335 (December 31, 2003 - $5,912,688). These payments are expected to be made over the next 20 to 25 years with the majority of costs incurred between 2019 and 2022. The Corporation's credit adjusted risk free rate of 7.7 percent and an inflation rate of 1.5 percent were used to calculate the present value of the asset retirement obligation.

The following table reconciles the Corporation's total asset retirement obligation:

	First Quarter 2004	Full Year 2003
Carrying amount, beginning of period	$ 2,209,024	$ 2,204,443
Increase in liabilities	80,452	261,788
Recovery (Settlement) of liabilities	35,324	(434,543)
Accretion expense	51,060	178,233
Carrying amount, end of period	$ 2,375,860	$ 2,209,024

Included in the DD&A expense of $1,222,871 (2003 - $1,072,369) is accretion expense of $51,060 (2003 - $38,721).

6. Stock-based Compensation and Other Stock-based Payments

The Corporation has used the fair value method to determine a fair value for stock options granted on or after January 1, 2003, in order to determine stock option compensation expense. The Corporation recorded $54,000 (2003 – NIL) of compensation expense in the consolidated statement of earnings. This amount was included in the general and administrative expense totaling $779,123 (2003 - $610,039), with a corresponding increase to contributed surplus in the consolidated balance sheet. Using the fair value method the weighted average fair value of stock options granted during the quarter ended March 31, 2004 was $0.83 per share.

In 2002 and prior years, the Corporation accounted for its stock-based compensation plans using intrinsic values rather than the fair value method. The exercise price of all stock options granted by the Corporation were at or above the current market price of the common shares at the time of grant, and therefore no compensation expense was recognized in the prior consolidated financial statements.

The following table details the impact of using the fair value method to calculate compensation expense for stock options granted on or after January 1, 2002 and prior to January 1, 2003. The Corporation's net earnings and net earnings per share on a pro forma basis would be as follows:

($000's, except per share)	**3 months ended March 31 2004**	3 months ended March 31 2003
Compensation expense (fair value method)	**191**	137
Net earnings (loss)		
As reported	**355**	2,819
Pro forma (fair value method)	**164**	2,682
Net earnings (loss) per common share		
Basic		
As reported	**$0.006**	$0.046
Pro forma (fair value method)	**$0.003**	$0.044
Diluted		
As reported	**$0.006**	$0.046
Pro forma (fair value method)	**$0.003**	$0.044

The fair value of each option granted after January 1, 2002 was determined on the date of the grant using the Black-Scholes option-pricing model. The weighted average assumptions used in calculating the fair values are set forth below:

	2004
Risk free interest rate	4.81 %
Expected lives (years)	5.0
Expected volatility	70.61 %
Dividend per share	$0.00

7. Share Capital

The Corporation's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares. No preferred shares have been issued.

Continuity of common shares

	Shares	Amount
Balance at January 1, 2004	60,000,179	$19,923,029
Issued on exercise of stock options	58,333	$39,250
Balance at March 31, 2004	**60,058,512**	**$19,962,279**

The Corporation grants to its employees and directors options to purchase common shares of the Corporation at the direction of the Corporation's Board of Directors.

Continuity of stock options

	Weighted Average Exercise Price	Options
Balance at January 1, 2004	$0.72	5,379,750
Granted	$1.10	810,500
Exercised	$0.67	(58,333)
Cancelled*	$0.72	(917,092)
Balance at March 31, 2004	**$0.78**	**5,214,825**

* During the period the Corporation paid $304,783 to cancel stock options that were vested.

8. Subsequent Events

During the month of April 2004 the Corporation purchased 400,000 of its own common shares through its previously announced Normal Course Issuer Bid. The total cash consideration paid for the common shares including commissions was $348,000.

9. Comparative Figures

Certain comparative figures have been restated to conform to the current period's presentation.

Corporate Information

Officers

A. Jeffery Tonken
President & Chief Executive Officer

Myles R. Bosman, P.Geol.
Vice President, Exploration & COO

Bruno P. Geremia, C.A.
Vice-President, & Chief Financial Officer

James W. Surbey
Vice President, Corporate Development

Geoff A. Williams, P.Eng.
Vice President

Directors

Gordon W. Cameron
Independent Businessman
Calgary, Alberta

Larry A. Shaw
President, Shaw Automotive Group Ltd.
Calgary, Alberta

Werner A. Siemens
Independent Businessman
Calgary, Alberta

A. Jeffery Tonken
President & Chief Executive Officer
Case Resources Inc., Calgary, Alberta

Head Office

Suite 600
330 – 5th Avenue S.W.
Calgary, Alberta T2P 0L4
Phone: 403-261-6400
Fax: 403-261-6424

Solicitors

Borden Ladner Gervais LLP
Calgary, Alberta

Auditors

Deloitte & Touche LLP
Chartered Accountants, Calgary, Alberta

Bankers

Alberta Treasury Branches
Calgary, Alberta

Transfer Agent

Computershare Investor Services Inc.
Calgary, Alberta

Stock Exchange Listing

Toronto Stock Exchange (TSX)
Symbol: **CAZ**

Website

www.caser.ca

Email

info@caser.ca


CASE
RESOURCES INC.

November 23, 2004

Rosetta Exploration Inc.
Suite 2100, 801 6th Avenue SW
Calgary, Alberta
T2P 3W2

Attention: Mr. Glenn D. Gradeen
President & COO

Dear Sirs:

Acumen Capital Finance Partners Limited (the "Agent" or "Acumen") hereby offers to act, and Rosetta Exploration Inc. ("Rosetta" or the "Company") hereby appoints Acumen, as lead agent to offer for sale on a private placement basis up to 4,666,667 common shares of the Company to be issued on a flow through basis ("Flow Through Shares") at a price of $0.75 per Flow Through Share for gross proceeds of approximately $3,500,000. Rosetta will grant the Agent an option ("Agent's Option") to arrange for the placement of up to an additional 2,000,000 Flow Through Shares, exercisable at any time up to 48 hours prior to the Closing Date at the same issue price and on the same terms and conditions as set forth herein.

This offering (the "Offer" or "Offering") is to be completed by way of the private placement exemptions from prospectus requirements, as provided for in the *Securities Act* (Alberta) (without the use of an offering memorandum) and comparable provisions in other provinces in Canada, and subject to applicable regulatory hold periods. The Offer is subject to the following matters:

1. the terms and conditions outlined in the term sheet attached to this letter as Schedule A;

2. execution of an agency agreement in a form customarily used in transactions of a similar nature which will include standard representations and warranties by Rosetta, standard indemnification and contribution clauses as well as so called "out clauses" which activate in the event of material adverse change, disaster situation as well as a market out clause and such other terms and conditions as are customary and appropriate in the circumstances;

3. the Agent shall have the right to conduct adequate due diligence, inquiries and investigations and obtain satisfactory results therefrom from the date of acceptance of this offer to the Closing Date and the Agent shall have the right to terminate this offer to place these securities if such due diligence, inquiries and investigations identify a material adverse situation which exists at the time of making this offer but which has not been widely disseminated to the public or which occurs after the time of making this offer and prior to closing;

4. receipt of necessary regulatory and stock exchange approvals, including listing of the additional shares to be issued on the TSX Venture Exchange;

5. whether or not the issue is completed, all expenses of the offer and issue including the reasonable out of pocket expenses of the Agent and the reasonable fees (to be limited to

$20,000 without prior approval of Rosetta) and expenses of the Agent's legal counsel will be borne by the Company;

6. the Flow Through Shares upon issue will be subject to a four month hold period in the qualified offering jurisdictions;

7. If requested by the Agent, Rosetta agrees to use its best efforts to assist the Agent in marketing the Flow Through Shares, including, but not limited to, participating with the Agent in information meetings concerning the Offering in Toronto, Calgary and Vancouver;

8. the Company agrees not to issue, or announce any intention to issue any common shares or financial instruments convertible or exercisable into common shares of the Company (other than for purposes of directors', officers' or employee stock options or to satisfy existing instruments issued at the date hereof) for a period commencing with the date hereof and for 120 days following the Closing Date without the prior consent of the Agent, such consent not to be unreasonably withheld.

9. With respect to Clause 8, Acumen hereby acknowledges and agrees that the Company may proceed with a financing to subscribers in the U.S.A of up to Canadian $ 20 million, the size and capital structure of which has not yet been determined and the financial advisor for which is Ammonite Capital Partners, L.P. provided that the issue price is not less than $0.65 per Rosetta Common Share.

10. Upon acceptance of the Offer Rosetta agrees to immediately issue a press release regarding the Offer and Rosetta agrees to provide the Agent with drafts of all press releases for review, prior to publication, from the date hereof until closing of the Offering.

If the foregoing is acceptable, please indicate your agreement to the above terms and conditions and the attached term sheet by signing two copies of this agreement in the space provided below and returning one executed copy to us. This Offer is open for acceptance until 5:00 p.m. November 23, 2004

Yours truly,

Acumen Capital Finance Partners Limited

C. Michael Stuart

Terms and conditions as described herein and on the attached Term Sheet agreed to as of the ____ day of November, 2004

Rosetta Exploration Inc.

Per: ____________________

Schedule A

Rosetta Exploration Inc.

Term Sheet

Private Placement of Flow Through Shares

Issuer:	Rosetta Exploration Inc. ("Rosetta" or the "Company")
Issue:	Up to 4,666,667 Flow Through Shares of the Company to be issued by way of private placement exemptions from prospectus requirements as provided for in the *Securities Act* (Alberta) and comparable provisions in other provinces in Canada.
Price:	$0.75 per Flow Through Share
Gross Proceeds:	Up to $3,500,000 ($5,000,000 if the Agent's Option is exercise in full)
Agent's Option:	Rosetta will grant the Agent an option to place up to an additional 2,000,000 Flow Through Shares, exercisable up until 48 hours prior to the Closing Date on the same terms and conditions as set forth herein.
Tax Considerations:	Rosetta agrees to incur on or before December 31, 2005 and renounce effective December 31, 2004, eligible Canadian Exploration Expense ("CEE"), or Canadian Development Expense eligible for CEE treatment ("Qualifying Expenditures") under the *Income Tax Act* (Canada), equal to the issue price of the Flow Through Shares. The Flow Through Share subscribers who have sufficient income, subject to certain limitations, will be entitled to claim deductions for income tax purposes in the 2004 taxation year equal to 100% of their subscription amount. In the event that Rosetta is unable to, or does not, renounce $0.75 of Qualifying Expenditures on or prior to December 31, 2004 for each Flow Through Share purchased, or the amount renounced is so reduced, Rosetta will indemnify each Flow Through Share subscriber for the additional taxes payable by such subscriber as a result of Rosetta's failure to renounce the Qualifying Expenditures as agreed.
Hold Period:	The hold period on the Flow Through Shares will be 4 months and one day from the Closing Date. A "legend" to that effect will appear on the share certificates.
Selling Jurisdictions:	Alberta, British Columbia, Saskatchewan and Ontario and in other jurisdictions as agreed between the Agent and the Company.
Listing:	The Flow Through Shares will be listed on the TSX Venture Exchange

Use of Proceeds:	The gross proceeds of the Flow Through Shares will be used to fund exploration and development Qualifying Expenditures.
Additional Issues:	Rosetta agrees not to issue, or announce any intention to issue any common shares or financial instruments convertible or exercisable into common shares of the Company (other than for purposes of directors', officers' or employee stock options or to satisfy existing instruments issued at the date hereof) for a period commencing with the date hereof and for 120 days following the Closing Date without the prior consent of the Agent, such consent not to be unreasonably withheld.
Commission:	A commission equal to 6.0% of the gross subscription proceeds shall be payable to the Agent on the Closing Date. A commission equal to 2% of the subscription proceeds received from insiders shall be payable to the Agent on the Closing Date
Closing Date:	Payment for, and delivery of the Flow Through Shares shall be made on or about December 14, 2004 (the "Closing Date) unless otherwise mutually agreed.
Agent:	Acumen Capital Finance Partners Limited.

FAIRBORNE ENERGY LTD.

SEDAR DOCUMENTATION
JANUARY 2004 TO FEBRUARY 2005

2 Volumes

Volume 1

1. SEDAR Profile
2. SEDAR List of Filed Documents (February 2004 to February 2005)
3. News Release dated January 19, 2004
4. News Release dated February 2, 2004
5. News Release dated February 9, 2004
6. Qualifying Issuer Certificate (Form 45 – 102 F2) dated February 11, 2004
7. Material Change Report dated February 9, 2004
8. Qualifying Issuer Certificate (Form 45 – 102 F2) dated February 27, 2004
9. News Release dated February 27, 2004
10. News Release dated March 16, 2004
11. News Release dated March 31, 2004
12. Notice of Meeting and Record Date dated April 1, 2004
13. News Release dated April 1, 2004
14. News Release dated April 6, 2004
15. News Release dated April 15, 2004
16. News Release dated May 11, 2004
17. ON Form 13-502F1 – Annual Participation Fee for Reporting Issuers dated May 14, 2004
18. Notice of Meeting dated April 29, 2004
19. MD&A dated March 31, 2004
20. Management Information Circular dated April 19, 2004
21. Form of proxy filed May 14, 2004
22. Certificate re: Dissemination to Shareholders filed May 14, 2004

23. Audited Annual Financial Statements dated March 31, 2004

24. 2003 Annual Report dated March 31, 2004

25. Computershare Confirmation of Mailing dated May 4, 2004

26. MD&A for the three months ended March 31, 2004

27. Interim Financial Statements for the three months ended March 31, 2004

28. Form 52-109F2 – Certification of Interim Filings – CFO, dated May 18, 2004

29. Form 52-109F2 – Certification of Interim Filings – CEO, dated May 18, 2004

30. Initial Annual Information Form for the Year Ended December 31, 2003 dated May 17, 2004

31. News Release (section 2.2 of NI 51-101) dated May 18, 2004

32. Computershare Confirmation of Mailing (Q1 Report) dated May 18, 2004

33. News Release dated May 25, 2004

34. News Release dated May 24, 2004

35. Material Change Report dated May 25, 2004

36. Revised Initial Annual Information Form for the Year Ended December 31, 2003 dated May 17, 2004

37. MRRS Decision Document (Revised Initial AIF) dated June 11, 2004

38. Report of Voting Results (pursuant to s. 11.3 of NI 51-102) dated June 2, 2004

39. News Release dated July 15, 2004

40. Preliminary Short Form Prospectus dated July 19, 2004

41. Underwriting Agreement dated July 15, 2004

42. MRRS Decision Document (Preliminary Short Form Prospectus) dated July 19, 2004

43. Material incorporated by reference not previously filed (Statement of Reserves Data and Other Oil and Gas Information for Case Resources Inc.) dated May 11, 2004

44. Material incorporated by reference not previously filed (Special Meeting Materials re Case Resources Inc.) dated June 25, 2004

45. Other material contract(s) (1st Quarter 2004 Interim Report – pages 9-16, unsigned letter from Acumen Capital Finance Partners Limited to Rosetta Exploration Inc., dated November 23, 2004 with attached Term Sheet), filed July 20, 2004

46. Other material contract(s) (Consolidated Financial Statements), filed July 20, 2004

Volume 2

47. Material Change Report dated July 20, 2004
48. News Release dated July 27, 2004
49. MRRS Decision Document (Final), dated July 27, 2004
50. Final Short Form Prospectus dated July 27, 2004
51. Consent letter of expert (Gilbert Laustsen Jung Associates Ltd.) dated July 27, 2004
52. Consent letter of expert (Sproule Associates Limited) dated July 27, 2004
53. Consent letter of underwriters' legal counsel (Blake) dated July 27, 2004
54. Consent letter of issuer's legal counsel (BD&P) dated July 27, 2004
55. Auditors' consent letter dated July 27, 2004
56. Auditors' consent letter, dated July 27, 2004
57. Auditors' consent letter dated July 27, 2004
58. Material Change Report dated July 28, 2004
59. News Release dated August 6, 2004
60. MD&A for the three month period ended June 30, 2004, dated August 6, 2004
61. Interim Financial Statements for the three month period ended June 30, 2004, dated August 6, 2004
62. Form 52-109FT2 – Certification of Interim Filings – CFO, dated August 6, 2004
63. Form 52-109FT2 – Certification of Interim Filings – CEO, dated August 6, 2004
64. News Release dated August 10, 2004
65. MD&A (amended) filed August 10, 2004
66. Interim Financial Statements (amended) filed August 10, 2004
67. Computershare Confirmation of Mailing (Q2) dated August 16, 2004
68. News Release dated August 17, 2004
69. News Release dated September 13, 2004
70. Business Acquisition Report dated October 8, 2004
71. News Release dated October 27, 2004
72. News Release dated November 8, 2004
73. MD&A for the Nine Month Period ended September 30, 2004, filed November 8, 2004
74. Interim Financial Statements for the Nine Month Period ended September 30, 2004, filed

November 8, 2004

75. Form 52 – Certification of Interim Filings – CFO, dated November 8, 2004
76. Form 52 – Certification of Interim Filings – CEO, dated November 8, 2004
77. News Release dated December 3, 2004
78. News Release dated December 3, 2004
79. Preliminary Short Form Prospectus dated December 7, 2004
80. Other Material Contract – Underwriting Agreement, dated December 3, 2004
81. MRRS Decision Document (Preliminary Short Form Prospectus) dated December 7, 2004
82. Material Change Report dated December 9, 2004
83. Business Acquisition Report dated October 7, 2004 – filed December 14, 2004
84. MRRS Decision Document (Final Receipt for Short Form Prospectus) dated December 15, 2004
85. Final Short Form Prospectus dated December 15, 2004
86. Consent Letter of Expert (Sproule Associates Limited) dated December 15, 2004
87. Consent Letter of Expert (Gilbert Laustsen Jung Associates Ltd.) dated December 15, 2004
88. Consent Letter of Underwriters' Legal Counsel (Blake) dated December 15, 2004
89. Consent Letter of Issuer's Legal Counsel (BD&P) dated December 15, 2004
90. Auditors' Consent Letter (Deloitte) dated December 15, 2004
91. Auditors' Consent Letter (KPMG) dated December 15, 2004
92. Auditors' Consent Letter (Moody Shikaze Boulet LLP) dated December 15, 2004
93. News Release dated December 23, 2004
94. News Release dated January 31, 2004
95. News Release dated February 1, 2004

CASE RESOURCES INC. – 2002 and 2003

Consolidated Financial Statements

MANAGEMENT'S REPORT

To the shareholders of Case Resources Inc:

The consolidated financial statements of Case Resources Inc. were prepared by management within the acceptable limits of materiality and are in accordance with accounting principles generally accepted in Canada. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgements made by management.

Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records properly maintained to facilitate the preparation of financial statements for reporting purposes.

Deloitte & Touche LLP, an independent firm of Chartered Accountants appointed by shareholders, have conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Audit Committee, consisting of a majority of non-management directors, has met with representatives of Deloitte & Touche LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements on the recommendation of the Audit Committee.





A. Jeffery Tonken
President
and Chief Executive Officer

Bruno P. Geremia
Vice President
and Chief Financial Officer

AUDITORS' REPORT

To the shareholders of Case Resources Inc:

We have audited the consolidated balance sheets of Case Resources Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Calgary, Alberta

February 27, 2004

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

For the years ended December 31 *($)*	2003	2002
REVENUE		
Petroleum and natural gas	**23,352,055**	12,272,209
Royalties, net of ARTC	**(5,407,216)**	(2,647,660)
Other	**3,882**	7,665
	17,948,721	9,632,214
EXPENSES		
Operating	**3,394,798**	2,823,502
General and administrative	**2,628,722**	1,892,176
Interest	**142,551**	212,461
Depletion and depreciation	**4,564,929**	2,587,242
	10,731,000	7,515,381
EARNINGS BEFORE TAXES	**7,217,721**	2,116,833
TAXES *(Note 9)*		
Current	**30,422**	54,776
Future income tax expense (recovery)	**447,000**	(535,630)
	477,422	(480,854)
NET EARNINGS	**6,740,299**	2,597,687
DEFICIT, BEGINNING OF YEAR	**(7,417,495)**	(10,015,182)
Common shares repurchased *(Note 6(f))*	**(353,941)**	-
DEFICIT, END OF YEAR	**(1,031,137)**	(7,417,495)
Net earnings per common share		
- basic and diluted *(Note 7)*	**0.11**	0.05
Weighted average number of shares		
- basic	**60,295,684**	54,768,235
- diluted	**61,673,113**	54,785,696

CONSOLIDATED BALANCE SHEETS

As at December 31 ($)	2003	2002
ASSETS		
CURRENT		
Cash	**69,213**	112,798
Accounts receivable	**2,323,642**	2,718,552
Deposits and prepaid expenses	**41,917**	48,417
	2,434,772	2,879,767
Petroleum and natural gas properties *(Note 4)*	**25,585,006**	21,200,992
	28,019,778	24,080,759
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**3,827,512**	3,691,122
Revolving production loan *(Note 5)*	**4,732,524**	7,458,345
	8,560,036	11,149,467
Future income taxes	**447,000**	-
Site restoration provision	**111,611**	164,233
	9,118,647	11,313,700
SHAREHOLDERS' EQUITY		
Share capital *(Note 6)*	**19,923,029**	20,184,554
Contributed surplus *(Note 8)*	**9,239**	-
Deficit	**(1,031,137)**	(7,417,495)
	18,901,131	12,767,059
	28,019,778	24,080,759

APPROVED BY THE BOARD



Larry A. Shaw
Director



A. Jeffery Tonken
Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 *($)*	2003	2002
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net earnings	6,740,299	2,597,687
Adjustments for:		
General and administrative *(Note 8)*	9,239	-
Depletion and depreciation	4,564,929	2,587,242
Future income tax expense (recovery)	447,000	(535,630)
Cash flow from operations	11,761,467	4,649,299
Site restoration expenditures	(434,543)	(260,193)
Changes in non-cash working capital *(Note 12)*	1,572,659	(1,229,032)
	12,899,583	3,160,074
FINANCING		
Increase (decrease) to revolving production loan	(2,725,821)	7,458,345
Issuance of share capital, net of related expenses *(Note 6)*	-	9,319,153
Repurchase of common shares *(Note 6(f))*	(615,466)	-
	(3,341,287)	16,777,498
INVESTING		
Petroleum and natural gas properties and equipment	(14,373,789)	(11,283,991)
Purchase of petroleum and natural gas properties and equipment	(328,079)	(11,715,567)
Sale of petroleum and natural gas properties and equipment *(Note 4)*	6,134,846	1,645,527
Changes in non-cash working capital *(Note 12)*	(1,034,859)	1,505,843
	(9,601,881)	(19,848,188)
NET INCREASE (DECREASE) IN CASH	(43,585)	89,384
CASH, BEGINNING OF YEAR	112,798	23,414
CASH, END OF YEAR	69,213	112,798

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. INCORPORATION AND NATURE OF OPERATIONS

Case Resources Inc. ("Case") was incorporated under the Business Corporations Act (Alberta) on March 12, 1993 as 558818 Alberta Inc. It changed its name from Touchstone Petroleum Inc. to Case Resources Inc. on May 17, 2001. On January 1, 2002, Case incorporated a wholly-owned subsidiary for the purpose of managing its heavy oil business. Case (the "Corporation") and its wholly-owned subsidiary, Case Sub Ltd. ("Sub"), are currently engaged in the exploration for and the development and acquisition of, petroleum and natural gas reserves in Western Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), within an acceptable level of materiality, utilizing the framework of the accounting policies below.

Basis of accounting

The Corporation's consolidated financial statements include the accounts of Case and its wholly owned subsidiary, Sub. All inter-company transactions and balances have been eliminated upon consolidation.

Measurement uncertainty

The preparation of timely financial statements necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. These estimates will affect assets, liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as revenues and expenses during the reporting periods. Such estimates are based on informed judgements made by management. Actual results could differ materially from those estimated.

Amounts recorded for depletion, depreciation, site restoration and amounts used for ceiling test calculations are based on estimates of oil and natural gas reserves which include estimates of future commodity prices, future costs and other relevant assumptions. The Corporation's reserves are estimated and evaluated, at a minimum, annually by an independent engineering firm. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty and the impact of changes in such estimates on the consolidated financial statements of future periods could be material.

Cash and cash equivalents

Cash includes cash and cash-like short-term investments which can be liquidated into cash on short notice. Short-term investments are comprised of risk-free, interest bearing securities.

Petroleum and natural gas properties

The Corporation follows the full-cost method of accounting for petroleum and natural gas properties whereby all costs relating to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized in one Canadian cost centre and charged against income, as set out below. Such costs may include lease and land acquisition costs, geological and geophysical expenses, lease rentals and other costs on non-producing properties, costs of drilling and completing both productive and non-productive wells, production equipment and corporate expenses directly related to acquisition, exploration and development activities. These costs along with estimated future capital costs in the current reserve report related to the development of proved reserves, net of salvage values are included in the depletion calculation. Costs of acquiring and evaluating unproved properties may be excluded from the depletion base until it is determined whether proved reserves are attributable to the properties or impairment has occurred.

Depletion of petroleum and natural gas properties and depreciation of production equipment is provided on the unit-of-production basis using estimated gross (before royalties) proved oil and natural gas reserves as determined by independent reservoir engineers. Natural gas reserves and production are converted, at a ratio of six thousand cubic feet of natural gas to one barrel of oil, for depletion and depreciation purposes.

Proceeds from the sale of properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by 20% or more.

The Corporation performs a ceiling test calculation quarterly to net capitalized costs to ensure that such costs do not exceed the estimated undiscounted value of future net revenues from the production of its total proved reserves, plus the cost of its undeveloped lands, net of impairments. Future net revenues are calculated using either period end or the last month average sales prices and include an allowance for estimated future general and administrative expenses, financing costs, site restoration costs, income taxes and future development expenditures.

Estimated future site restoration and abandonment costs are provided for over the life of the total proved reserves on a unit-of-production basis. Costs are estimated each year by management in consultation with the Corporation's engineers based on current costs and technology in accordance with the current legislation and industry practices. The annual charge is included in the depletion expense and actual site restoration and abandonment expenditures are applied against the accumulated provision account.

Joint venture activities

A portion of the Corporation's exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Corporation's proportionate interest in such activities.

Revenue recognition

The Corporation records its petroleum and natural gas revenue at the time of physical transfer to a purchaser.

Per share amounts

Basic per share amounts are calculated using the weighted average number of common shares outstanding during the period. The Corporation utilizes the treasury stock method of calculating diluted earnings per share. Under this method, the diluted weighted average number of common shares is calculated assuming the proceeds from the exercise of stock options are to be used to re-purchase common shares of the Corporation at the average market price during the period.

Future income taxes

The Corporation accounts for its income taxes using the liability method. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using the tax rates anticipated to apply in relevant future periods.

Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The Corporation records the carrying value of the expenditures in petroleum and natural gas properties as incurred and concurrently, records a future income tax liability in relation to the benefits renounced with a corresponding reduction to share capital.

Stock options

The Corporation has established a stock option plan whereby officers, employees, directors and service providers may be granted options to purchase common shares at a fixed price not less than the fair market value of the stock at the time of grant. In order to calculate the compensation expense, the fair value of the stock options is estimated using the Black-Scholes option-pricing model that takes into account, as of the grant date: exercise price, expected life, current price, expected volatility, expected dividends, and risk-free interest rates. The compensation expense recorded in the consolidated financial statements is based upon only the fair value of the stock options granted on or after January 1, 2003. The compensation expense related to the fair value of the stock options granted on or after January 1, 2002 and prior to January 1, 2003 is disclosed only as pro-forma information in the notes to the consolidated financial statements (see Note 8). Stock options granted prior to January 1, 2002 are not accounted for in the compensation expense nor are they required to be disclosed in the pro-forma disclosure.

The fair value calculated related to stock options granted on or after January 1, 2003 is deferred and charged against earnings, as compensation expense, over the vesting period of the stock options with a corresponding increase in contributed surplus. The related compensation expense is included in general and administrative expense.

Consideration paid to the Corporation upon the exercise of the stock options is recorded as an increase to share capital, and an adjustment is made to transfer to share capital the compensation expense previously recognized in contributed surplus for the specific stock options exercised.

The Corporation has not incorporated an estimated forfeiture rate for stock options in determining the stock option fair value in order to calculate its compensation expense, as the Corporation has assumed that all stock options granted will vest. Accordingly, forfeitures are accounted for as they occur and are treated as a change in estimate. The cumulative effect of the change on current and prior periods is recognized in the period of the change in estimate. In the event that vested options expire without being exercised, previously recognized compensation costs associated with such stock options are not reversed.

The pro-forma effect on net earnings and net earnings per share had compensation expense been recognized in the consolidated financial statements using the fair value method of accounting for stock options granted on or after January 1, 2002, and before January 1, 2003 is described in Note 8.

Financial instruments

The Corporation has determined that the fair value of the financial instruments consisting of cash, accounts receivable, accounts payable and accrued liabilities are not materially different from the carrying value of such instruments reported on the balance sheet due to their short-term nature. In respect of the revolving production loan, its carrying value is not materially different than its fair value as the facility bears interest based on the prevailing prime interest rate. A substantial portion of the Corporation's accounts receivable are with commodity marketers and joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risk.

The nature of the Corporation's operations result in exposure to fluctuations in commodity prices, currency exchange rates and interest rates. The Corporation may from time to time manage its exposure to these risks through the use of physical contracts or financial instruments. The Corporation is exposed to potential credit losses in the event of non-performance by counterparties to these arrangements. The Corporation tries to mitigate this risk by only dealing with credit worthy counterparties. Gains and losses on derivative contracts are recognized in income in the same period that the transactions are settled. The fair values of derivative contracts are not recorded in the consolidated balance sheets.

3. CHANGE IN ACCOUNTING POLICIES

New Accounting Policy Adopted in 2003

Stock options

Effective January 1, 2003, the Corporation elected to prospectively adopt the fair value method of accounting for stock options granted on or after January 1, 2003 under its stock-based compensation plan as recommended by the Canadian Institute of Chartered Accountants ("CICA"). Accordingly, compensation expense has been recognized in general and administrative expense in the consolidated statement of earnings with a corresponding increase recorded to contributed surplus in the consolidated balance sheet using the fair value method as described in Note 2 and Note 8.

In prior periods, the Corporation accounted for stock option compensation using intrinsic values as defined by the CICA. The Corporation granted all of its stock options at or above market value, thereby having no intrinsic value at the time of grant. Accordingly, the Corporation was not required to recognize any compensation expense in the prior period consolidated financial statements.

4. PETROLEUM AND NATURAL GAS PROPERTIES

2003

$	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	43,315,716	17,842,131	25,473,585
Furniture and office equipment	183,971	72,550	111,421
	43,499,687	17,914,681	25,585,006

2002

$	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	34,776,773	13,691,131	21,085,642
Furniture and office equipment	155,892	40,542	115,350
	34,932,665	13,731,673	21,200,992

The Company has capitalized general and administrative expenses related to exploration and development activities of $891,586 (2002 - $344,989).

On February 28, 2002, the Corporation completed an acquisition of light oil and natural gas producing properties in central Alberta. The acquisition had an effective date of November 1, 2001 only for the purpose of determining the final purchase price. After taking into account the four month adjustment period from November 1, 2001 to February 28, 2002, the acquisition price recorded in 2002 is $10,961,972. The Corporation has recorded production volumes, revenue and expenses only from March 1, 2002 forward.

During 2003, the total expenditures incurred, under the terms of a flow-through share agreement, without tax base is $Nil (2002 - $1,862,558). These expenditures have no cost basis for income tax purposes and they are reflected as such in the computation of future income taxes. With respect to share capital, see Note 6. The Corporation has satisfied all of its obligations with respect to all of its flow-through share subscription agreements relating to 2002. The Corporation did not have any flow-through share obligations in 2003.

On February 28, 2003, in two separate transactions, the Corporation disposed of a portion of its petroleum and natural gas properties located mainly in the West Hazel area of Saskatchewan for net proceeds of $2,340,697. Both transactions were effective January 1, 2003 for purposes of determining the purchase price. These consolidated financial statements include the revenue and expenses from the properties up to and including the close of the transactions on February 28, 2003.

On April 16, 2003, the Corporation disposed of most of its non-core petroleum and natural gas properties located mainly in southern Alberta for net proceeds of $3,745,649. The transaction was effective April 16, 2003 for purposes of determining the purchase price. These consolidated financial statements include the revenue and expenses from the properties up to and including the close of the transaction on April 16, 2003.

As at December 31, 2003, the estimated future site restoration costs to be amortized over the remaining proved reserves are $1,963,000 (2002 - $1,426,000). Site restoration costs of $381,921 (2002 - $171,000) have been amortized and included in depletion and depreciation expense in the current year.

In calculating the depletion provision for the year ending December 31, 2003, the carrying value of undeveloped properties that were excluded from the costs subject to depletion were $Nil (2002 - $Nil).

The Corporation performed a ceiling test calculation at December 31, 2003. The sales prices, in Canadian dollars, at the wellhead used for the ceiling test were $38.31 per barrel for light oil, $21.56 per barrel for heavy oil and $6.40 per thousand cubic feet for natural gas. As a result of the ceiling test computation, the Corporation is not required to write down its petroleum and natural gas properties at December 31, 2003.

Effective January 1, 2004, the Corporation is required to perform a ceiling test using the new accounting guideline (AcG-16 oil and gas accounting - full cost) calculation as at January 1, 2004. The Company has performed the required ceiling test calculation and no write-down is required.

5. REVOLVING PRODUCTION LOAN FACILITY

At December 31, 2003, the Corporation had a revolving production loan facility (the "facility") with a major lender. Direct borrowings under this facility bear interest at prime plus 0.25%. If the debt to equity ratio is greater than 1:1, determined at the beginning of each quarter, the rate can be increased to prime plus 0.50%, until such time as the debt to equity ratio is less than or equal to 1:1. The security pledged for the loan facility consists of a security interest in all of the Corporation's property and assets.

The maximum amount that can be drawn upon this facility is determined by the lender from time to time after assessing the Corporation's total proved reserves. The Corporation is subject to an annual review in May of each year. At December 31, 2003, the maximum amount available under this facility was $13,000,000 based on the Corporation's then current engineering report, current production reports and the lender's evaluation guidelines and oil and natural gas price forecasts.

The lender classifies the Corporation's revolving production loan facility as a demand loan, however, the lender is not aware at this time of any facts, events, or occurrences, which would cause the lender to demand the loan prior to May 31, 2004 (the next annual review date), provided there is no adverse change in the financial position of the Corporation. This facility is demand in nature and, pursuant to the CICA pronouncement, is presented as a current liability.

6. SHARE CAPITAL

(a) Authorized:

Unlimited number of Common Voting Shares without nominal or par value

Unlimited number of First Preference Shares

Unlimited number of Second Preference Shares

The First and Second Preferred Shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

(b) Issued:

	Number of Common Shares	Amount $
Balance, December 31, 2001	32,198,218	11,401,031
Shares issued on private placement, net *(Note 6(c))*	24,999,999	7,004,632
Shares issued on private placement, net (Note 6(d))	3,394,462	2,115,471
Shares issued on private placement, net *(Note 6(e))*	200,000	199,050
Future income tax liability on flow-through share expenditures incurred	-	(782,274)
Future income tax benefit on share issue costs	-	246,644
Balance, December 31, 2002	60,792,679	20,184,554
Shares repurchased *(Note 6(f))*	(792,500)	(261,525)
Balance, December 31, 2003	**60,000,179**	**19,923,029**

(c) On February 14, 2002, the Corporation issued 24,999,999 common shares through a private placement at a price of $0.30 per share for gross proceeds of approximately $7,500,000. Net proceeds were $7,004,632.

(d) On October 31, 2002, the Corporation issued 3,394,462 common shares through a private placement at a price of $0.65 per share for gross proceeds of approximately $2,206,400. Net proceeds were $2,115,471.

(e) On December 19, 2002, the Corporation issued 200,000 flow-through common shares through a private placement at a price of $1.00 per share for net proceeds of $199,050. Pursuant to a flow-through share agreement, the Corporation renounced $200,000 of income tax deductions in 2002 to the subscribers of these shares. At December 31, 2002, $200,000 has been spent on qualifying expenditures.

(f) During the second quarter of 2003, the Corporation purchased 792,500 of its own common shares through its previously announced Normal Course Issuer Bid. The total cash consideration paid for the common shares including commissions was $615,466 for an average price of $0.78 per common share. The common shares have been cancelled. The Corporation recorded as a reduction of share capital $261,525 for an average price of $0.33 per common share which equates to the Corporation's recorded book value per common share. The remaining $353,941 or $0.45 per common share was recorded as a reduction to retained earnings.

7. STOCK OPTIONS AND NET EARNINGS PER SHARE

Stock options

The Corporation has established a stock option plan whereby officers, directors, employees and service providers may be granted stock options to purchase common shares at a fixed price not less than the fair market value of the common shares at the time of grant. Options issued under the plan vest at the rate of one-third on each anniversary date of the stock option grant. All stock options granted are for a five year term. At December 31, 2003, the Company had approved for issuance 5,719,821 options (2002 - 5,719,821) of which 5,379,750 were issued (2002 - 5,341,250).

A summary of the changes during the year ended December 31, 2003 and the Corporation's outstanding options as at December 31, 2003 is presented below:

	Number	Weighted Average Exercise Price $
Outstanding, December 31, 2001	1,286,250	$0.82
Granted	4,123,750	$0.68
Exercised	-	
Repurchased and/or cancelled	(68,750)	$0.63
Outstanding, December 31, 2002	5,341,250	$0.71
Granted	77,500	$1.01
Exercised	-	
Cancelled	(39,000)	$0.69
Outstanding, December 31, 2003	**5,379,750**	**$0.72**

Date of Grant	Number Outstanding at December 31, 2003	Date of Expiry	Exercise Price $	Number Exercisable at December 31, 2003
June 13, 2000	37,500	August 1, 2005	0.40	37,500
September 20, 2000	905,000	September 20, 2005	0.85	905,000
October 30, 2000	125,000	October 30, 2005	1.04	125,000
May 4, 2001	200,000	May 4, 2006	0.62	133,334
March 7, 2002 to August 21, 2002	2,590,000	March 7,2007 to August 21, 2007	0.64 to 0.66	863,333
September 30, 2002 to December 18, 2002	1,444,750	September 30, 2007 to December 18, 2007	0.70 to 0.76	481,583
May 8, 2003 to December 1, 2003	77,500	May 8, 2008 to December 1, 2008	0.84 to 1.17	-
	5,379,750			2,545,750

Net earnings per share

Diluted net earnings per share includes additional common shares for the dilutive impact of stock options outstanding at December 31, 2003. In determining the diluted earnings per share, the Corporation determined that 5,214,750 (2002 - 237,500) stock options had a dilutive impact of increasing the weighted average number of common shares by 1,377,429 (2002 - 17,461). This amount has no material impact on the net earnings per share calculation.

8. STOCK OPTION COMPENSATION

The Corporation has used the fair value method to determine a fair value for stock options granted on or after January 1, 2003, in order to determine stock option compensation expense. The Corporation recorded $9,239 of compensation expense in the consolidated statement of earnings. This amount was included in the general and administrative expense, with a corresponding increase to contributed surplus in the consolidated balance sheet. Using the fair value method the weighted average fair value of stock options granted during the year ended December 31, 2003 was $0.72 per share.

In 2002 and prior years, the Corporation accounted for its stock-based compensation plans using intrinsic values rather than the fair value method. The exercise price, of all stock options granted by the Corporation, were at or above the current market price of the common shares at the time of grant and therefore, no compensation expense was recognized in the prior consolidated financial statements.

The following table details the impact of using the fair value method to calculate compensation expense for stock options granted on or after January 1, 2002 and prior to January 1, 2003. The Corporation's net earnings and net earnings per share on a pro forma basis would be as follows:

$ 000's except per share	2003	2002
Pro forma compensation expense (fair value method)	**554**	287
Net earnings		
As reported	**6,839**	2,597
Pro forma	**6,285**	2,310
Net earnings per common share		
Basic and diluted		
As reported	**0.11**	0.047
Pro forma	**0.10**	0.042

The fair value of each option granted after January 1, 2002 was determined on the date of the grant using the Black-Scholes option-pricing model. The weighted average assumptions used in calculating the fair values are set forth below:

	2003	2002
Risk-free interest rate	**5.05%**	5.05%
Expected maturity (years)	**5.0**	5.0
Expected volatility	**64.49%**	63.43%
Dividend per share	**$0.00**	$0.00

9. INCOME AND OTHER TAXES

As at December 31, 2003, the Corporation has exploration, development, acquisition and facility costs available for deduction against future taxable income of approximately $23,414,000 (2002 - $23,308,000). In addition, at December 31, 2003, the Corporation has non-capital losses carried forward for income tax purposes of approximately $Nil (2002 - $2,821,000).

The provision for income taxes differs from the result that would be obtained by applying the combined current year Canadian federal and provincial income tax rates of approximately 41% (2002 - 42%) to the earnings before taxes. The difference results from the following items:

	2003	2002
Computed expected income tax provision	**2,959,266**	889,070
Increase (decrease) in taxes resulting from:		
Non-deductible crown charges	**1,339,639**	715,259
Non-deductible expenses	**33,051**	6,300
Resource allowance	**(1,299,408)**	(526,618)
Alberta Royalty Tax Credits	**(184,500)**	(26,380)
Recognized benefit of non-capital losses and other items	**(2,401,048)**	(1,593,261)
Future income tax expense (recovery)	**447,000**	(535,630)

The Corporation's current tax expense for the year ended December 31, 2003 was $30,422 (2002 - $54,776). The Corporation paid $30,422 (2002 - $26,000) relating to the Large Corporations Tax for the current taxation year. The remaining $Nil (2002 - $28,776) in current taxes relates to Part XII.6 tax. This tax is calculated based upon the month in which resource expenditures are incurred that were previously renounced by the Corporation under the terms of a flow-through share agreement.

10. COMMITMENTS AND CONTINGENCIES

The Corporation is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on December 31, 2004:

	$
2004	215,000

The Corporation is committed under an operating lease for one of its compressors at its Haynes field with the following aggregate minimum lease payments to the expiration of the lease on December 23, 2004:

	$
2004	174,000

11. GUARANTEES

The Corporation has various guarantees and indemnifications in place in the ordinary course of business, none of which, as assessed by management, are expected to have a significant adverse impact on the Company's financial statements or operations.

12. SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid on a cash basis for the current year was $142,551 (2002 - $212,461). Current taxes paid on a cash basis for the current year were $30,422 (2002 - $54,776) (see Note 9).

The following table details the components of non-cash working capital provided by (used in) operations:

$	2003	2002
Accounts receivable	**394,910**	(1,946,711)
Deposits and prepaid expenses	**6,500**	258,659
Accounts payable and accrued liabilities	**136,390**	1,964,863
	537,800	276,811
Operating	**1,572,659**	(1,229,032)
Investing	**(1,034,859)**	1,505,843

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

2. Date of Material Change:

July 15, 2004

3. News Release:

Press release was issued on July 15, 2004.

4. Summary of Material Change:

Fairborne Energy Ltd. ("Fairborne") announced that it has entered into a financing agreement with a syndicate of underwriters, led by Peters & Co. Limited and including Sprott Securities Inc., FirstEnergy Capital Corp., GMP Securities Ltd. and Canaccord Capital Corporation. Fairborne has agreed to issue and sell on a "bought deal" basis, 1,600,000 flow-through common shares of Fairborne at an issue price of $12.50 each, resulting in gross proceeds of $20,000,000. Proceeds of the offering will be used to incur Canadian exploration expenses on the exploration of Fairborne's oil and natural gas properties and will be renounced to subscribers effective on or before December 31, 2004. The offering is subject to normal regulatory approvals, including approval of the Toronto Stock Exchange. The flow-through common shares will be offered in each of the provinces of British Columbia, Alberta and Ontario by way of a short form prospectus. Closing is expected to occur on or about August 10, 2004.

Fairborne also announced that it has increased its 2004 capital expenditure program from $80 million to $100 million.

5. Full Description of Material Change:

See item 4 above.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7. Omitted Information:

N/A

8. Executive Officer:

For further information, please contact

Robert A Maitland
Vice President, Finance and Chief Financial Officer
Telephone: (403) 290-7755
Fax: (403) 290-7751

9. Date of Report:

July 20, 2004.

FAIRBORNE ENERGY LTD.

Per: (signed) "*C. Steven Cohen*"
C. Steven Cohen
Secretary

PRESS RELEASE

FAIRBORNE ENERGY LTD. AND CASE RESOURCES INC. ANNOUNCE COMPLETION OF ARRANGEMENT

July 27, 2004
For immediate release

Calgary, Alberta - Fairborne Energy Ltd. ("Fairborne") and Case Resources Inc. ("Case") are pleased to announce that the plan of arrangement (the "Arrangement") involving Fairborne and Case became effective on July 27, 2004. At a special meeting of the Case shareholders held on July 26, 2004, the shareholders of Case overwhelmingly approved the Arrangement. In addition, the Court of Queen's Bench of Alberta granted the final order approving the Arrangement.

Pursuant to the Arrangement, all outstanding common shares of Case were transferred to Fairborne and Case became a wholly-owned subsidiary of Fairborne. The previous shareholders of Case received, for each outstanding common share of Case held by them, 0.0909 of a common share of Fairborne.

After giving effect to the Arrangement, Fairborne has approximately 44.5 million common shares outstanding.

"Case's assets and lands in the Haynes and West Pembina/Brazeau area are an excellent fit with Fairborne's operations", stated Richard A. Walls, President & CEO of Fairborne. "We see operational savings with the consolidation of the Haynes oil production into our Clive oil terminal and Case's undeveloped land holdings fit strategically into our exploration plans" he noted.

Letters of transmittal were sent by Case to its shareholders to be utilized in order to exchange their shares for common shares of Fairborne pursuant to the Arrangement.

It is anticipated that common shares of Case will be delisted from trading on the Toronto Stock Exchange shortly and application will be made to applicable securities regulatory authorities for Case to cease to be a reporting issuer under applicable securities laws.

For further information please contact:

Fairborne Energy Ltd.
Case Resources Inc.

Richard A. Walls
President and Chief Executive Officer
Tel: (403) 290-7754
Fax: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice-President, Finance and Chief Financial Officer
Tel: (403) 290-7755
Fax: (403) 290-7751
rmaitland@fairborne-energy.com

ASC
Alberta Securities Commission

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

FAIRBORNE ENERGY LTD.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia and Ontario have been issued for a Short Form Prospectus of the above issuer dated July 27, 2004.

DATED at Calgary, Alberta this July 27, 2004

"Agnes Lau"

Agnes Lau
Deputy Director, Capital Markets

SEDAR Project # 00668257

Short Form Prospectus

New Issue **July 27, 2004**

FAIRBORNE ENERGY LTD.

$20,000,000
1,600,000 Flow-Through Shares

PRICE: $12.50
PER FLOW-THROUGH SHARE

This short form prospectus qualifies the distribution (the "Offering") of 1,600,000 common shares (the "Flow-Through Shares") of Fairborne Energy Ltd. ("Fairborne" or the "Corporation") to be issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "Tax Act"). See "Plan of Distribution."

The Corporation will incur and, effective on or before December 31, 2004, renounce to each subscriber of Flow-Through Shares Canadian exploration expense ("CEE") in an amount equal to the aggregate purchase price paid by such subscriber. See "Details of the Offering" and "Canadian Federal Income Tax Considerations."

The outstanding common shares of the Corporation (the "Common Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "FEL". On July 14, 2004, the last trading day prior to the public announcement of this offering, the closing price of the Common Shares on the TSX was $9.90 per Common Share. The price of the Flow-Through Shares offered hereunder was determined by negotiation between the Corporation and Peters & Co. Limited, on its own behalf and on behalf of Sprott Securities Inc., FirstEnergy Capital Corp., GMP Securities Ltd., and Canaccord Capital Corporation (collectively, the "Underwriters"). The TSX has conditionally approved the listing of the shares distributed under this short form prospectus. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before October 13, 2004.

	Price to Public	Underwriters' Fee	Net Proceeds to the Corporation
Per Flow-Through Share	$12.50	$0.625	$11.875
Total	$20,000,000	$1,000,000	$19,000,000

Note:

(1) Before deducting expenses of the Offering, estimated to be $150,000, which will paid from the general funds of the Corporation.

The Underwriters, as principals, conditionally offer the Flow-Through Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Corporation by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Subscriptions for Flow-Through Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Definitive certificates representing the Flow-Through Shares will be available for delivery at the closing of the Offering (the "Closing"), which is expected to occur on or about August 10, 2004, but in any event not later than September 10, 2004. The Underwriters may effect transactions which stabilize or maintain the market price for the Common Shares at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

TABLE OF CONTENTS

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
Mmbbls	million barrels
Mstb	1,000 stock tank barrels
Bbls/d	barrels per day
NGLs	natural gas liquids
STB	standard tank barrels

Natural Gas

Mcf	thousand cubic feet
Mmcf	million cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
Mmbtu	million British Thermal Units
Bcf	billion cubic feet
GJ	gigajoule
MM	Million

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas
BOE/d or BOPD	barrel of oil equivalent per day
m^3	cubic metres
MBOE	1,000 barrels of oil equivalent
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres (Alberta)	Hectares	0.400
Hectares (Alberta)	Acres	2.500
Acres (British Columbia)	Hectares	0.405
Hectares (British Columbia)	Acres	2.471

NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "targeting", "intend", "could", "might", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this short form prospectus include, but are not limited to, statements with respect to:

- the performance characteristics of the Corporation's oil and natural gas properties;
- oil and natural gas production levels;
- the quantity of oil and natural gas reserves;
- capital expenditure programs;
- supply and demand for oil and natural gas and commodity prices;
- drilling plans;
- expectations regarding the Corporation's ability to raise capital and to continually add to reserves through acquisitions, exploration and development;
- treatment under governmental regulatory regimes and tax laws; and
- realization of the anticipated benefits of acquisitions and dispositions.

Some of the risks and other factors, which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

- general economic conditions in Canada, the United States and globally;
- industry conditions, including fluctuations in the price of oil and natural gas;
- governmental regulation of the oil and gas industry, including environmental regulation;
- fluctuation in foreign exchange or interest rates;
- liabilities inherent in oil and natural gas operations;
- geological, technical, drilling and processing problems;

- unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
- failure to obtain industry partner and other third party consents and approvals, when required;
- stock market volatility and market valuations;
- competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;
- the need to obtain required approvals from regulatory authorities; and
- the other factors considered under "Risk Factors".

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Corporation nor the Underwriters are under any duty to update any of the forward-looking statements after the date of this short form prospectus to conform such statements to actual results or to changes in the Corporation's expectations.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of the Corporation at Suite 2900, 605 – 5th Avenue S.W., Calgary, Alberta, T2P 3H5 (telephone (403) 290-7750) or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at *www.sedar.com*. The Corporation's SEDAR profile number is 19433.

The following documents of the Corporation and of Case Resources Inc. ("Case"), filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a) the Revised Initial Annual Information Form of Fairborne dated May 17, 2004 for the year ended December 31, 2003, including management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2003 incorporated by reference therein (the "Fairborne AIF");

(b) the Information Circular - Proxy Statement of Fairborne dated April 19, 2004 relating to the annual and special meeting of Fairborne shareholders held on June 2, 2004 (excluding the disclosure under the headings "Report of Compensation Committee", "Performance Graph" and "Corporate Governance Practices");

(c) the audited comparative consolidated financial statements of Fairborne for the year ended December 31, 2003 and for the seven months ended December 31, 2002, together with the notes thereto and the report of the auditors thereon;

(d) the unaudited interim comparative consolidated financial statements of Fairborne for the three months ended March 31, 2004 and management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2004;

(e) the audited Schedule of Revenue and Expenses for each of the years in the three year period ended December 31, 2001, together with the report of the auditors thereon and the unaudited Schedule of Revenue and Expenses for the five months ended May 31, 2002 and 2001 in respect of selected properties acquired by Fairborne in the Clive/Wood River area, set forth in Appendix H to the Joint Information Circular of Fairborne and Pivotal Energy Ltd. ("Pivotal") dated June 2, 2003 (the "Joint Information Circular") provided in connection with meetings called to consider, among other things, the plan of arrangement involving the acquisition of Pivotal by Fairborne;

(f) the audited consolidated financial statements of Pivotal as at and for each of the years in the three year period ended December 31, 2002, together with the notes thereto and the report of Pivotal's auditors thereon, set forth in Appendix G to the Joint Information Circular;

(g) the unaudited interim comparative consolidated financial statements of Pivotal for the three and six months ended June 30, 2003, set forth in Appendix G to the information circular and proxy statement of Case dated June 25, 2004 (the "Case Information Circular") provided in connection with a special meeting of shareholders of Case to be held on July 26, 2004 to consider a plan of arrangement involving the acquisition of Case by Fairborne (which has been filed under the Corporation's SEDAR profile);

(h) the material change report of Fairborne dated February 9, 2004 in respect of the acquisition of certain crude oil, natural gas, natural gas liquids assets from BP Canada Energy Company (the "West Pembina Acquisition") and the issuance of subscription receipts by Fairborne;

(i) the audited Schedule of Revenue and Expenses for each of the years in the three year period ended December 31, 2003, together with the report of the auditors thereon and the unaudited Schedule of Revenue and Expenses for the three months ended March 31, 2004 and 2003 in respect of selected properties acquired by Fairborne pursuant to the West Pembina Acquisition, set forth in Appendix H to the Case Information Circular;

(j) the material change report of Fairborne dated May 25, 2004 in respect of the proposed acquisition of Case by Fairborne;

(k) the audited comparative consolidated financial statements of Case as at and for the years ended December 31, 2003 and December 31, 2002, together with the notes thereto and the report of Case's auditors thereon (which have been filed under the Corporation's SEDAR profile);

(l) the unaudited interim comparative consolidated financial statements of Case for the three months ended March 31, 2004 (which have been filed under the Corporation's SEDAR profile);

(m) the unaudited pro forma consolidated balance sheet of Fairborne as at March 31, 2004, the pro forma combined statement of operations of Fairborne for the three months ended March 31, 2004 and the unaudited pro forma combined statement of operations of Fairborne for the year ended December 31, 2003, together with the notes thereto and the compilation report thereon (collectively, the "Pro Forma Financial Statements"), set forth in Appendix E to the Case Information Circular;

(n) the information only under the heading "Reserves, Data and Future Net Revenue" set forth in Case's Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2003 and dated May 11, 2004 (which has been filed under the Corporation's SEDAR profile); and

(o) the material change report of Fairborne dated July 20, 2004 in respect of this Offering.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative financial statements for the Corporation's most recently completed financial year, together with the accompanying report of the auditor and information circulars (excluding those portions which are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of this Offering shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus

to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies of supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to stating a material fact that is required to be stated or that is necessary to make a statement that is not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or supersede, to constitute a part of this short form prospectus.

Certain information contained, or incorporated by reference, herein in respect of assets or corporations acquired by the Corporation has been obtained from publicly available information or provided by the vendor of the applicable assets or other third party sources.

BACKGROUND

Fairborne was incorporated as Fairborne Oil & Gas Ltd. under the *Business Corporations Act* (Alberta) (the "ABCA") on January 9, 2002. On February 8, 2002, the Corporation changed its name to Fairborne Energy Ltd.

Fairborne has been engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Western Canada since it was founded. In May of 2002, Fairborne completed two private placements pursuant to which an aggregate of (i) 4,600,000 common shares were issued to the founders of Fairborne at $1.10 per share for gross proceeds of $5,060,000 as well as 1,960,000 common share purchase warrants, and (ii) 15,150,000 Class A voting common shares were issued to various subscribers at $2.00 per share for gross proceeds of $30,300,000. The proceeds from these financings were used, in conjunction with the assumption of a capital lease, to fund the acquisition of certain producing and non-producing oil and gas properties located at Clive and Wood River in central Alberta (the "Clive/Wood River Acquisition") for a total consideration of $36,365,000. At the time of closing of the acquisition on May 31, 2002, total production from the assets acquired was approximately 2,400 BOE/d. Since closing of the Clive/Wood River Acquisition, the Corporation has conducted an extensive workover program and has acquired certain third party minority working interests in the units at Clive and Wood River and is presently proceeding with development of natural gas from coal bed methane on the Clive property. The Schedule of Revenue and Expenses for each of the years in the three year period ended December 31, 2001 and the five months ended May 31, 2001 and 2002 in respect of the properties acquired pursuant to the Clive/Wood River Acquisition are included in Appendix H to the Joint Information Circular and are incorporated herein by reference.

Effective July 2, 2003, pursuant to a plan of arrangement (the "Pivotal Arrangement") under the ABCA, Fairborne acquired all of the issued and outstanding common shares of Pivotal. Pursuant to the Pivotal Arrangement, among other things, each issued and outstanding common share of Pivotal was transferred to Fairborne in exchange for 0.485 Common Shares and Fairborne issued an aggregate of 10,576,688 Common Shares in exchange for the outstanding common shares of Pivotal. Immediately following completion of the Pivotal Arrangement, Fairborne had approximately 30.3 million Common Shares outstanding, of which former Pivotal shareholders held approximately 35% and the shareholders of Fairborne, as they existed immediately prior to completion of the transaction, held the remaining 65%. At the time of the acquisition of Pivotal, Pivotal's production was approximately 1,900 BOE/d consisting of 660 Bbls/d of oil and NGLs and 7.4 Mmcf/d of natural gas and Pivotal's net debt was approximately $14.5 million. This acquisition of Pivotal increased Fairborne's level of production by approximately 60 percent with an increased emphasis on production of natural gas. Fairborne has continued development on Pivotal's properties in the Peace River Arch area located in northwestern Alberta and the Weyburn area located in southeastern Saskatchewan and disposed on minor interests in other areas. Pivotal's audited consolidated financial statements for each of the years in the three year period ended December 31, 2002 are included in Appendix G to the Joint Information Circular and are incorporated herein by reference. In addition, Pivotal's unaudited interim comparative consolidated financial statements for the three and six months ended June 30, 2003 as set forth in Appendix G to the Case Information Circular and are incorporated herein by reference. Pro forma financial information is contained in the Pro Forma Financial Statements included in Appendix E to the Case Information Circular and are incorporated herein by reference.

Pursuant to the Pivotal Arrangement, Pivotal, which is incorporated under the ABCA, became a wholly-owned subsidiary of Fairborne. At the time of the acquisition of Pivotal, Pivotal also had one wholly-owned subsidiary, North American Explorers Inc., incorporated under the laws of Wyoming, which is now an indirect wholly-owned subsidiary of Fairborne. Fairborne is the managing partner of the Fairborne Production Partnership (an Alberta general partnership), the partners of which are Fairborne and its wholly-owned subsidiary, 988191 Alberta Ltd. (which is incorporated under the ABCA). Fairborne is also the managing partner of Fairborne Pivotal Production Partnership (an Alberta general partnership), which owns substantially all of Fairborne's producing oil and gas properties, the partners of which are the Fairborne Production Partnership and Pivotal.

On March 31, 2004, the Corporation completed the West Pembina Acquisition and on July 27, 2004, the Corporation completed the acquisition of all of the issued and outstanding common shares of Case. See "Recent Developments".

Unless the context otherwise requires, reference herein to "Fairborne" or the "Corporation" means Fairborne Energy Ltd. together with its wholly-owned subsidiaries, Pivotal, 988191 Alberta Ltd., Case and the Fairborne Production Partnership and the Fairborne Pivotal Production Partnership.

Fairborne's principal office is located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 and its registered office is located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

RECENT DEVELOPMENTS

West Pembina Acquisition and Financing

On February 27, 2004, the Corporation completed a private placement of 6,178,000 subscription receipts ("Subscription Receipts"), at a price of $6.65 each, for gross proceeds of $41,083,700. Each Subscription Receipt entitled the holder to acquire one Common Share, without the payment of any additional consideration, upon closing of the West Pembina Acquisition. Proceeds from the issuance of the Subscription Receipts were held in escrow pending closing of the West Pembina Acquisition.

On February 8, 2004, the Corporation entered into an agreement in respect of the West Pembina Acquisition to acquire operated oil, natural gas and NGL assets located in west central Alberta for a total consideration of $116 million subject to certain closing adjustments. The West Pembina Acquisition was effective January 1, 2004 with the results of operations from January 1, 2004 to closing recorded as an adjustment to the purchase price. The West Pembina Acquisition closed on March 31, 2004, at which time the proceeds from the issuance of the Subscription Receipts were released from escrow and utilized to pay a portion of the purchase price for the West Pembina Acquisition and the remainder of the purchase price was funded from the Corporation's available bank facility which was increased to $85 million. Information in respect of the properties acquired pursuant to the West Pembina Acquisition is included in the Fairborne AIF. The Schedules of Revenue and Expenses for each of the years in the three year period ended December 31, 2003, and the three months ended March 31, 2004 and 2003 in respect of the properties acquired pursuant to the West Pembina Acquisition are included in Appendix H to the Case Information Circular and are incorporated herein by reference. Pro forma financial information is contained in the Pro-Forma Financial Statements set forth in Appendix E to the Case Information Circular and are incorporated herein by reference.

Acquisition of Case Resources Inc.

On May 24, 2004, Fairborne entered into an arrangement agreement with Case, pursuant to which Fairborne acquired all of the issued and outstanding common shares of Case on the basis of 0.0909 Common Shares for each issued and outstanding common share of Case pursuant to a plan of arrangement under the ABCA (the "Case Arrangement"). In connection with the Case Arrangement, Fairborne assumed approximately $12 million in debt and working capital deficit including transaction costs. The Case Arrangement was effective on July 27, 2004.

Case's principal property is located at Haynes, Alberta immediately south of Fairborne's Clive producing property resulting in anticipated operational enhancement and cost saving benefits as a result of the consolidation of

the properties. Further, the majority of Case's undeveloped lands are located within Fairborne's West Pembina/Brazeau operating area and the relative proximity of these assets is anticipated to permit immediate integration into Fairborne's operating structure and expand Fairborne's inventory of opportunities. Information in respect of Case's reserves are contained in the portion of Case's Statement of Reserves Data and Other Oil and Gas Information under the heading "Reserves, Data and Future Net Revenue" for the year ended December 31, 2003, which portion is incorporated herein by reference. Case's audited comparative consolidated financial statements as at and for the years ended December 31, 2003 and 2002 and its unaudited interim consolidated financial statements as at and for the three months ended March 31, 2004 are incorporated herein by reference. Pro forma financial information is contained in the Pro-Forma Financial Statements set forth in Appendix E to the Case Information Circular and are incorporated herein by reference.

Selected Financial Information

The following table sets out certain consolidated financial information for Case and Fairborne as at and for the year ended December 31, 2003 and as at and for the three months ended March 31, 2004 and certain unaudited pro forma consolidated financial information for Fairborne as at and for the year ended December 31, 2003 and as at and for the three months ended March 31, 2004 after giving effect to the acquisition of Case pursuant to the Case Arrangement, the West Pembina Acquisition and the acquisition of Pivotal by Fairborne pursuant to the Pivotal Arrangement. See also the Pro-Forma Financial Statements.

	Case		Fairborne		Pro Forma	
	As at and for the three months ended March 31, 2004	As at and for the year ended December 31, 2003	As at and for the three months ended March 31, 2004	As at and for the year ended December 31, 2003	As at and for the three months ended March 31, 2004[1]	As at and for the year ended December 31, 2003[2]
	(unaudited)		(unaudited)		(unaudited)	(unaudited)
			($ 000s except per share amounts)			
Gross Revenue, before royalties	4,887	23,355	18,429	50,888	35,271	143,373
Funds generated from operations [3]	1,907	11,761	9,963	29,150	17,873	74,843
Per share						
Basic	$0.03	$0.20	$0.31	$1.16	$0.41	$1.78
Diluted[4]	$0.03	$0.19	$0.28	$1.10	$0.38	$1.73
Net income	355	6,740	3,295	10,174	3,527	17,208
Per share						
Basic	$0.01	$0.11	$0.10	$0.40	$0.08	$0.41
Diluted[4]	$0.01	$0.11	$0.09	$0.39	$0.08	$0.40
Total assets	32,874	28,020	266,338	136,185	347,245	N/A
Long Term financial liabilities	-	-	-	-	-	N/A
Working Capital (deficiency)[5]	(8,635)	(6,125)	(90,870)	(9,371)	(102,755)	N/A
Average Shares Outstanding (000's)						
Basic	60,038	60,296	32,401	25,178	43,934	42,052
Diluted[4]	61,292	61,673	35,161	26,424	46,695	43,299

Notes:

(1) After giving effect to the West Pembina Acquisition and the acquisition of Case pursuant to the Case Arrangement.

(2) After giving effect to the acquisition of Pivotal pursuant to the Pivotal Arrangement, the West Pembina Acquisition and the acquisition of Case pursuant to the Case Arrangement.

(3) The term "funds generated from operations" should not be considered as an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles. The reconciliation between net earnings and funds generated from operations can be found in the statement of cash flows in the financial statements. Funds generated from operations per share are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

(4) Treasury stock method.
(5) Including bank debt.

Combined Operational Information

The following table sets out certain operational information for Case and Fairborne as at and for the year ended December 31, 2003 and certain pro forma operational information for Case and Fairborne as at and for the year ended December 31, 2003 after giving effect to the acquisition of Case pursuant to the Case Arrangement, the West Pembina Acquisition and the acquisition of Pivotal by Fairborne pursuant to the Pivotal Arrangement. See also the Pro-Forma Financial Statements.

	Case	Fairborne	Pro Forma
Average Daily Production(1)			
Oil & NGLs (Bbls/d)	1,316	2,014	4,693
Natural gas (Mcf/d)	2,126	10,640	32,887
Oil equivalent (BOE/d)	1,671	3,787	10,174
Proved Reserves(2)			
Oil &NGLs (Mbbls)	2,972	4,798	8,821
Natural gas (Mmcf)	5,010	31,655	52,066
Oil equivalent (MBOE)	3,807	10,073	17,498
Proved and Probable Reserves(2)			
Oil & NGLs (Mbbls)	4,542	6,003	12,368
Natural gas (Mmcf)	7,411	46,891	79,850
Oil equivalent (MBOE)	5,777	13,818	25,676
Net undeveloped land (acres) (as at March 31, 2004)	14,316	239,102	253,418

Notes:

(1) Average production for the year ended December 31, 2003 and in the case of Pro Forma, includes production from the West Pembina Acquisition.

(2) Gross reserves as at December 31, 2003 based on forecast prices and costs. In the case of Fairborne, based on the report of Gilbert Laustsen Jung Associates Ltd. ("GLJ") dated March 18, 2004 (in respect of Fairborne's oil and natural gas reserves other than its coal bed methane property in the Clive area of Alberta) and the reports of Sproule Associates Limited ("Sproule") dated May 6, 2004 (in respect of the properties acquired pursuant to the West Pembina Acquisition) and dated May 12, 2004 (in respect of Fairborne's coal bed methane properties in the Clive area of Alberta) and includes the reserves acquired pursuant to the West Pembina Acquisition which was effective March 31, 2004. In the case of Case, based on the report of GLJ dated March 15, 2004 in respect of Case's oil and natural gas reserves.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated July 15, 2004 (the "Underwriting Agreement") between the Corporation and the Underwriters, the Underwriters have agreed to act as, and the Corporation has appointed the Underwriters as, the sole and exclusive agents of the Corporation to offer the Flow-Through Shares for sale at a price of $12.50 per Flow-Through Share, subject to compliance with all necessary legal requirements and terms and conditions of the Underwriting Agreement. The Underwriters have agreed that in the event that less than 1,600,000 Flow-Through Shares are sold by the Underwriters as agents, the Underwriters shall, subject to the terms and conditions of the Underwriting Agreement, purchase as principals, at a price of $12.50 per Flow-Through Share, the Flow-Through Shares not sold by the Underwriters as agents. Closing is expected to occur on or about August 10, 2004, but in any event not later than September 10, 2004. The Underwriting Agreement provides that the Corporation will pay the Underwriters a fee of $0.625 per Flow-Through Share for an aggregate fee of $1,000,000, in consideration for their services in connection with this Offering. The Corporation has agreed to indemnify the Underwriters and their respective affiliates, shareholders, directors, partners, officers, employees and agents against certain liabilities. Definitive certificates representing the Flow-Through Shares will be available for delivery at

Closing. The offering price of the Flow-Through Shares was determined by negotiation between the Corporation and Peters & Co. Limited, on its own behalf and on behalf of the other Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated upon the occurrence of certain stated events. If an Underwriter fails to purchase the Flow-Through Shares which it has agreed to purchase, the remaining Underwriter or Underwriters may terminate their obligation to purchase their allotment of Flow-Through Shares, or may, but are not obligated to, purchase the Flow-Through Shares not purchased by the Underwriter or Underwriters which fail to purchase. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement.

The TSX has conditionally approved the listing of the shares distributed under this short form prospectus. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before October 13, 2004.

The Corporation has agreed with the Underwriters that it will not, during the period ending 90 days following the date of Closing, issue or sell any Common Shares or any securities convertible into or exchangeable for Common Shares, without the prior written consent of Peters & Co. Limited, such consent not to be unreasonably withheld, other than any issue of options pursuant to the Corporation's stock option plan or any issue of Common Shares pursuant to options under the Corporation's stock option plan or to satisfy outstanding instruments.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares. In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

CAPITALIZATION OF THE CORPORATION

The following table sets forth the consolidated capitalization of Fairborne as at December 31, 2003 and March 31, 2004 and as at March 31, 2004 after giving effect to the acquisition of Case and the Offering.

	Authorized	As at December 31, 2003	As at March 31, 2004	As at March 31, 2004 after giving effect to the acquisition of Case and the Offering[1]
		(audited)	(unaudited)	(unaudited)
Common Shares[2]	unlimited	$73,040,241 (32,328,169 shares)	$112,728,000 (38,525,935 shares)	$182,701,000 (45,548,894 shares)
Fairborne Preferred Shares	unlimited	nil	nil	nil
Long Term Financial Liabilities and Working Capital[3]		($9,370,682)	($90,870,000)	($83,905,000)

Notes:

(1) After giving effect to and assuming the payment of $2,850,000 of transaction costs relating to the acquisition of Case.

(2) In addition, Fairborne has 3,468,583 Common Shares reserved for issuance pursuant to outstanding options exercisable at prices ranging from $1.75 to $10.35 and 1,960,000 Common Shares issuable at an exercise price of $3.50 per share pursuant to outstanding common share purchase warrants exercisable until May 30, 2006.

(3) Fairborne has an $85 million demand revolving credit facility from two Canadian chartered banks. Amounts outstanding under the facility bear interest at the bank's prime rate subject to adjustment if the debt to cash flow ratio exceeds 1.5 to 1 and are secured by a floating charge on all real property and a general security agreement. The facility is subject to regular review and availability under the facility is subject to the bank's valuation of petroleum and natural gas properties. Case has a revolving production loan facility with a major Canadian chartered bank in an authorized

amount of $13 million and amounts outstanding under the facility bear interest at prime plus 0.25%, provided that if the debt to equity ratio is greater than 1 to 1, the rate can be increased to prime plus 0.50%. The facility is secured by a security interest on all of Case's property and assets. The annual review for this facility has been extended to July 31, 2004. Fairborne has obtained a commitment from its bankers to increase the authorized amount under its revolving credit facility to $105 million subject to certain conditions including completion of required documentation, completion of the acquisition of Case and concurrent repayment of amounts owing under Case's loan facility.

(4) As at March 31, 2004, on a pro forma basis, Fairborne would have had retained earnings of $16,125,000, contributed surplus of $395,000, an asset retirement obligation of $13,537,000 and future income taxes of $29,887,000.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. The holders of the Common Shares are entitled to vote at all meetings of shareholders of Fairborne except meetings at which only holders of another specified class or series of shares are entitled to vote, and are entitled to one vote at all such meetings in respect of each Common Share held. Subject to the prior rights of the holders of the preferred shares, the holders of the Common Shares are entitled to receive any dividend declared by the board of directors of Fairborne and to receive the remaining property of Fairborne upon dissolution. As at July 27, 2004, after giving effect to the acquisition of Case and the issuance of the Common Shares in connection therewith, there were 44,458,594 Common Shares issued and outstanding and no preferred shares were outstanding.

DETAILS OF THE OFFERING

This offering consists of 1,600,000 Flow-Through Shares at a price of $12.50 per share.

Renunciation of CEE

The Flow-Through Shares will be issued as "flow-through shares" under the Tax Act. The Corporation will incur on or before December 31, 2005, and renounce to each subscriber of Flow-Through Shares effective on or before December 31, 2004, CEE in an amount equal to the aggregate purchase price paid by such subscriber. See "Canadian Federal Income Tax Considerations."

Subscriptions for Flow-Through Shares will be made pursuant to one or more subscription and renunciation agreements (collectively, the "Subscription Agreement") to be made between the Corporation and one or more of the Underwriters or one or more sub-agents of an Underwriter, as agent for, on behalf of and in the name of all subscribers of Flow-Through Shares. **Subscribers who place an order to purchase Flow-Through Shares with an Underwriter, or any sub-agent of an Underwriter, will be deemed to have authorized any of such Underwriters, or such sub-agents, to execute and deliver, on their behalf, the Subscription Agreement.**

Pursuant to the Subscription Agreement, the Corporation will covenant and agree (i) to incur on or before December 31, 2005 and renounce to the subscriber effective on or before December 31, 2004, CEE in an amount equal to the aggregate purchase price paid by such subscriber for the Flow-Through Shares, and (ii) that if the Corporation does not renounce to such subscriber, effective on or before December 31, 2004, CEE equal to such amount, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Corporation shall indemnify the subscriber for an amount equal to the amount of any tax payable or that may become payable under the Tax Act (and under any corresponding provincial legislation) by the subscriber as a consequence of such failure or reduction. The Subscription Agreement will contain additional representations, warranties, covenants and agreements by the Corporation in favour of the subscriber of Flow-Through Shares which are consistent with and supplement the Corporation's obligations as described in this short form prospectus.

The Subscription Agreement will also provide representations, warranties and agreements of the subscriber, and by its purchase of Flow-Through Shares each subscriber of Flow-Through Shares offered hereunder subscribers for Flow-Through Shares will be deemed to have represented, warranted and agreed, for the benefit of the Corporation and the Underwriters that: (i) neither the subscriber nor any beneficial purchaser for whom it is acting is a non-resident of Canada for the purposes of the Tax Act; (ii) the subscriber, and any beneficial purchaser for whom it is acting deals, and until January 1, 2006 will continue to deal, at arm's length

with the Corporation for the purposes of the Tax Act; (iii) the subscriber, if an individual, is of the full age of majority and otherwise is legally competent to enter into the Subscription Agreement; (iv) other than as provided herein and in the Subscription Agreement, the subscriber waives any right that it may have to any potential incentive grants, credits and similar or like payments or benefits which accrue as a result of the operations relating to CEE and acknowledges that all such grants, credits, payments or benefits accrue to the benefit of the Corporation; (v) the subscriber has received and reviewed a copy of this short form prospectus; and (vi) the liability of the Corporation to renounce CEE shall be limited to the extent specifically stated in this short form prospectus and the Subscription Agreement.

Notwithstanding the foregoing, the Corporation may enter into one or more subscription and renunciation agreements for Flow-Through Shares on such other terms as may be agreed to by the Corporation and the applicable subscriber.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is a fair and adequate summary of the principal Canadian federal income tax considerations generally relevant to a subscriber who purchases Flow-Through Shares pursuant to this Offering and who, for purposes of the Tax Act and at all relevant times, is resident in Canada, deals at arm's length with the Corporation and holds the Flow-Through Shares as capital property. The Flow-Through Shares will generally constitute capital property to a holder thereof unless the holder holds the Flow-Through Shares in the course of carrying on a business of buying and selling securities or acquires the Flow-Through Shares in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the "Regulations"), all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "CRA"). Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law or administrative practice, nor does it take into account provincial or territorial tax laws of Canada or the tax laws of any foreign jurisdiction. No assurance can be given that the Proposed Amendments will be enacted as proposed (or at all) or that legislative, judicial or administrative changes will not alter the statements made herein.

This summary does not apply to a subscriber (i) that is a "principal-business corporation" within the meaning of the Tax Act; (ii) whose business includes trading or dealing in rights, licenses or privileges to explore for, drill for or take minerals, petroleum, natural gas or other related hydrocarbons; (iii) that is a "financial institution" as defined in subsection 142.2(1) of the Tax Act; or (iv) an interest in which constitutes a "tax shelter investment" within the meaning of the Tax Act.

This summary assumes that the Corporation will make all necessary tax filings in respect of the issuance of the Flow-Through Shares and the renunciation of CEE in the manner and within the time required by the Tax Act and the Regulations, that the Corporation will incur sufficient CEE to enable it to renounce to subscribers all of the CEE covenanted to be renounced by the Corporation pursuant to the Subscription Agreement effective on the dates set out therein and that all expenses discussed herein will be reasonable in amount. This summary assumes that the Corporation will be a "principal-business corporation" at all material times and that the Flow-Through Shares, when issued, will not be "prescribed shares", all within the meaning of the Tax Act.

The income tax consequences to a particular subscriber of an investment in Flow-Through Shares will vary according to a number of factors including the legal status of the subscriber as an individual, a trust, a corporation or a partnership, the province or provinces in which the subscriber resides, carries on business or has a permanent establishment and the amount that would be the subscriber's taxable income but for the investment in the Flow-Through Shares.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular subscriber. Accordingly, each potential subscriber should obtain

independent advice regarding the income tax consequences of investing in the Flow-Through Shares with reference to the subscriber's own particular circumstances.

Canadian Exploration Expense

The proceeds from the issue of the Flow-Through Shares may, in certain circumstances, be renounced by the Corporation to subscribers as CEE to the extent permitted by and in accordance with the Tax Act. Such CEE which is properly renounced to a subscriber will be deemed to be CEE incurred by the subscriber on the effective date of the renunciation. Certain CEE incurred pursuant to a flow-through share agreement and within 12 months after the end of the calendar year in which the flow-through shares are issued (the "preceding calendar year") can be treated as if incurred in the preceding calendar year, provided that the subscription price for the relevant flow-through shares has been paid for in money during the preceding calendar year, the subscriber deals at arm's length with the Corporation throughout that 12 month period and the renunciation has been duly made within 90 days after the end of such preceding calendar year. For example, certain CEE incurred by the Corporation between January 1, 2005 and December 31, 2005 and renounced by the Corporation to subscribers by March 31, 2005 with an effective date of December 31, 2004 will, to the extent that the Corporation meets certain qualifications and restrictions, be deemed to be CEE incurred by the subscribers on December 31, 2004. Any expenses not incurred by December 31, 2005 will result in an adjustment of the amount previously renounced, which may result in an income tax reassessment of the subscriber. CEE is only available to the initial subscriber and the right to deduct CEE is not transferable with the sale of the Flow-Through Shares.

The Corporation generally will be entitled to renounce CEE incurred by it on or after the date that subscriptions for the Flow-Through Shares are accepted, less (i) any previous renunciations with respect to such expenses, (ii) any portion of those expenses which are prescribed under the Regulations as being "Canadian exploration and development overhead expenses", (iii) certain seismic expenses, and (iv) any assistance that the Corporation has received, is entitled to receive, or may reasonably be expected to receive at any time which is reasonably related to those expenses. The Corporation may not renounce to subscribers an amount in excess of the amount paid by the subscribers for the Flow-Through Shares. Further, the Corporation will not be entitled to renounce CEE to the extent that such renunciation, if effective, would cause the Corporation's own cumulative CEE ("CCEE") to be a negative amount. The Tax Act also restricts the amount of CEE which the Corporation can renounce to the extent that, but for the renunciation, the Corporation would be entitled to claim a deduction in respect of the CEE so renounced in computing its income for purposes of the Tax Act. CRA's published administrative position is that this restriction would not apply merely because the Corporation has insufficient income to otherwise claim the CEE deduction.

A subscriber for Flow-Through Shares to whom the Corporation renounces CEE will have such CEE added to the subscriber's CCEE. A subscriber may deduct in computing the subscriber's income from all sources for a taxation year an amount not exceeding 100% of the balance of the subscriber's CCEE at the end of that taxation year. Deductions claimed by a subscriber reduce the subscriber's CCEE by the amount claimed. To the extent that a subscriber does not deduct the full CCEE balance at the end of the taxation year, the balance will be carried forward and the subscriber will be entitled to claim deductions in respect thereof in subsequent taxation years in accordance with, and subject to the restrictions under, the provisions of the Tax Act. If at the end of a taxation year the reductions in calculating a subscriber's CCEE exceed the additions thereto, the excess must be included in computing the subscriber's income for that year and the subscriber's CCEE will thereupon have a nil balance. The disposition of Flow-Through Shares will not reduce a subscriber's CCEE.

A subscriber who disposes of Flow-Through Shares will retain the entitlement to receive renunciations of CEE from the Corporation as described above, as well as the ability to deduct any CEE previously deemed to have been incurred by the subscriber, and a subsequent purchaser of such Flow-Through Shares will not be entitled to any renunciation of any CEE in respect thereof.

If Flow-Through Shares are purchased by a registered retirement savings or other registered plan, the tax benefits of the CEE will not be available for deduction against the income of the plan's annuitant.

Disposition of Flow-Through Shares

A disposition or deemed disposition of a Flow-Through Share (other than to the Corporation) will result in the holder thereof realizing a capital gain (or a capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the holder's adjusted cost base of such Flow-Through Share and reasonable costs of the disposition. **For tax purposes, the initial cost to a subscriber of the Flow-Through Shares is deemed to be nil.** The adjusted cost base of any Flow-Through Shares acquired pursuant to this Offering must be averaged with the adjusted cost base of all other Common Shares held by the holder for the purpose of calculating capital gains or capital losses on subsequent dispositions of the Common Shares.

One-half of any such capital gain (a taxable capital gain) must be included in computing the income of the holder in the year of disposition, and one-half of any such capital loss (an allowable capital loss) generally must be deducted against taxable capital gains realized by the holder in the year of disposition. Allowable capital losses in excess of taxable capital gains for the year of disposition generally may be deducted by the holder against net taxable capital gains realized in any of the three preceding years or in any subsequent year, subject to various detailed provisions of the Tax Act including provisions which apply to corporate holders after a change of control.

Cumulative Net Investment Loss

One-half of the amount of CEE renounced to a subscriber will be added to the subscriber's cumulative net investment loss ("CNIL") account. A subscriber's CNIL account may impact a subscriber's ability to access the capital gains deduction available on the disposition of certain qualifying small business corporation shares and farm property.

Minimum Tax

Pursuant to the alternative minimum tax rules in the Tax Act, the tax otherwise payable under Part I of the Tax Act by an individual (other than certain trusts) will not be less than the minimum amount computed by reference to the individual's "adjusted taxable income" for the year. For these purposes the minimum amount generally means the "aggregate percentage" (currently 16%) of adjusted taxable income in excess of $40,000. In calculating adjusted taxable income for this purpose, certain deductions and credits otherwise available are disallowed and certain amounts otherwise not taxable are included in income. These disallowed items include deductions for CEE to the extent the deductions exceed the individual's resource income before deduction of those amounts, and deductions for carrying charges which relate to an investment in flow-through shares to the extent that such deductions exceed the individual's resource income after deductions for resource expenses, including CEE. Also included in adjusted taxable income are 80% of capital gains. Whether and to what extent a particular individual will be subject to minimum tax will depend upon the amount of the individual's income, the sources from which it is derived and the nature and amount of any deductions that are claimed. Any additional tax payable for a year resulting from the application of the minimum tax provisions is recoverable to the extent the tax otherwise determined exceeds the minimum amount for any of the following seven taxation years.

USE OF PROCEEDS

The net proceeds of this offering, after payment of the Underwriters' fee of $1,000,000 and expenses of the issue estimated to be $150,000, will be approximately $18,850,000. See "Plan of Distribution." The net proceeds will be used to incur CEE on the exploration of Fairborne's oil and natural gas properties.

RISK FACTORS

An investment in the Flow-Through Shares is speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and production of, oil and the natural gas reserves. An investor should carefully consider the risk factors set forth below and consider all other information contained herein and incorporated herein by reference.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Corporation's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although the Corporation maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Corporation makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired business may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that the Corporation can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of the Corporation, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Corporation.

Competition

Oil and gas exploration is intensely competitive in all its phases and involves a high degree of risk. The Corporation competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Corporation's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of the Corporation. The Corporation's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "Industry Conditions" in the Fairborne AIF, incorporated herein by reference. The Corporation's operations may require licenses from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects and the obtaining of such licences and permits may delay operations of the Corporation.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases." The Corporation's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject the Corporation to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those in the *Climate Change and Emissions Management Act* (Alberta) (yet to be proclaimed), may require the reduction of emissions or emissions intensity produced by the Corporation's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of the Corporation.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although the Corporation believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects. See "Industry Conditions" in the Fairborne AIF, incorporated herein by reference.

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control. The Corporation's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Corporation may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The Corporation's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Corporation's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation. These factors include economic conditions, in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

The exchange rate between the Canadian and U.S. dollar also affects the profitability of the Corporation and the Canadian dollar has strengthened recently against the U.S. dollar.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to the Corporation are in part determined by the Corporation's borrowing base. A sustained material decline in prices from historical average prices could reduce the Corporation's borrowing base, therefore reducing the bank credit available to the Corporation which could require that a portion, or all, of the Corporation's bank debt be repaid.

Substantial Capital Requirements

The Corporation anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Corporation's revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's financial condition, results of operations or prospects.

Additional Funding Requirements

The Corporation's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Corporation may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Corporation's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation's ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to the Corporation.

Issuance of Debt

From time to time the Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. Depending on future exploration and development plans, the Corporation may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Corporation's articles nor its by-laws limit the amount of indebtedness that the Corporation may incur. The level of the Corporation's indebtedness from time to time, could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases and the Corporation may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements. Similarly, from time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Corporation will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities. To the extent the Corporation is not the operator of its oil and gas properties, the Corporation will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. It is the practice of the Corporation in acquiring significant oil and gas leases or interest in oil and gas leases to fully examine the title to the interest under the lease. In the case of minor acquisitions the Corporation may rely upon the judgment of oil and gas lease brokers or landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest. The Corporation believes that this practice is widely followed in the oil and gas industry. Nevertheless, there may be title defects which affect lands comprising a portion of the Corporation's properties. To the extent title defects do exist, it is possible that the Corporation may lose all or a portion of its right, title, estate and interest in and to the properties to which the title relates.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and cash flows to be derived therefrom, including many factors beyond the Corporation's control. The reserve and associated cash flow information set forth herein represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same

engineers at different times, may vary. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material. Further, the evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluation.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, GLJ and Sproule, in preparing the reserve reports incorporated by reference herein, have used both constant and forecast price and cost estimates in calculating reserve quantities included herein. Actual future net revenue will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and revenues derived therefrom will vary from the estimates contained in the reports prepared by GLJ and Sproule and such variations could be material. Such reports are based in part on the assumed success of activities the Corporation intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom will be reduced to the extent that such activities do not achieve the level of success assumed in the reports. The reports are effective as of specific effective dates and have not been updated and thus do not reflect changes in the Corporation's resources since such dates.

Insurance

The Corporation's involvement in the exploration for and development of oil and natural gas properties may result in the Corporation becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling the Corporation will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Corporation. The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Corporation's financial position, results of operations or prospects.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expend, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licences and Leases

The Corporation's properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's results of operations and business.

Uncertainty of Global Financial Markets

On September 11, 2001, the United States was the subject of terrorist attacks resulting in significant loss of life and property damage. The events of September 11, 2001 and the response of the United States and other nations have created an environment of uncertainty in global financial markets, the effect of which could have a material impact upon the Corporation, its business and its ability to finance operations.

Dividends

The Corporation has not paid any dividends on its outstanding shares. Payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and other business considerations as the board of directors of the Corporation considers relevant.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on the Corporation and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Corporation.

Third Party Credit Risk

The Corporation is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures could have a material adverse effect on the Corporation and its cash flow from operations.

Conflicts of Interest

The directors or officers of the Corporation may also be directors or officers of other oil and gas companies or otherwise involved in natural resource exploration and development and situations may arise where they are in a conflict of interest with the Corporation. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Reliance on Key Personnel

The Corporation's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. The Corporation does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Flow-Through Shares offered hereby will be passed upon on behalf of the Corporation by Burnet, Duckworth & Palmer LLP, Calgary, Alberta and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, Calgary, Alberta.

INTERESTS OF EXPERTS

No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this short form prospectus or in a document that is specifically incorporated by reference into this short form prospectus as having prepared or certified a part of this short form prospectus, or a report or valuation described in this short form prospectus or in a document specifically incorporated by reference into this short form prospectus, has received or shall receive a direct or indirect interest in the property of the Corporation or of any associate or affiliate of the Corporation. As of the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, each owned, directly or indirectly, less than 1% of the outstanding Common Shares. As of the date hereof, the principals of GLJ or of Sproule did not beneficially own, directly or indirectly, any of the outstanding Common Shares.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, except for C. Steven Cohen, the Corporate Secretary of the Corporation, who is a partner at Burnet, Duckworth & Palmer LLP, which law firm renders legal services to the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CONSENT OF DELOITTE & TOUCHE LLP

We have read the short form prospectus of Fairborne Energy Ltd. (the "Corporation") dated July 27, 2004 qualifying the distribution of 1,600,000 common shares of the Corporation to be issued as flow-through shares. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Case Resources Inc. ("Case") on the consolidated balance sheets of Case as at December 31, 2003 and 2002 and the consolidated statements of earnings and deficit and cash flows for the years then ended. Our report is dated February 27, 2004.

Calgary, Canada
July 27, 2004

(signed) Deloitte & Touche LLP
Chartered Accountants

CONSENT OF KPMG LLP

To the Board of Directors of Fairborne Energy Ltd.

We have read the short form prospectus of Fairborne Energy Ltd. dated July 27, 2004 relating to the sale and issuance of 1,600,000 common shares of Fairborne Energy Ltd. to be issued on a flow-through basis. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Fairborne Energy Ltd. on the consolidated balance sheets of Fairborne Energy Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 2003 and for the seven month period from May 31, 2002 to December 31, 2002. Our report is dated March 31, 2004.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the directors of Fairborne Energy Ltd. on the schedule of revenue and expenses for selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for each of the years in the three year period ended December 31, 2003. Our report is dated June 10, 2004.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the directors of Pivotal Energy Ltd. on the consolidated balance sheet of Pivotal Energy Ltd. as at December 31, 2002 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the year ended December 31, 2002. Our report is dated March 27, 2003.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the directors of Fairborne Energy Ltd. on the schedule of revenue and expenses for selected properties referred to in the purchase and sale agreement dated April 4, 2002 between Fairborne Energy Ltd. and Devon Canada Corporation and Devon ARL Corporation and the amending agreement dated May 31, 2002 between Fairborne Energy Ltd., 988191 Alberta Ltd., and Devon Canada Corporation, Devon ARL Corporation, 413486 Alberta Ltd. and 418263 Alberta Ltd. for each of the years in the three year period ended December 31, 2001. Our report is dated February 24, 2003.

(signed) KPMG LLP
Chartered Accountants

Calgary, Canada
July 27, 2004

CONSENT OF MOODY SHIKAZE BOULET LLP

To the Board of Directors of Fairborne Energy Ltd.

We have read the short form prospectus of Fairborne Energy Ltd. dated July 27, 2004 relating to the sale and issuance of 1,600,000 common shares of the Corporation to be issued on a flow-through basis. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference from the joint information circular to a plan of arrangement involving Pivotal Energy Ltd. (formerly Manhattan Resources Ltd.) and Fairborne Energy Ltd. dated June 2, 2003 (the "Pivotal Circular") in the above-mentioned short form prospectus. The Pivotal Circular contains our report to the directors of Pivotal Energy Ltd. on the balance sheets of the company as at December 31, 2001 and 2000 and the statements of earnings, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2001. Our report is dated March 11, 2002.

(signed) Moody Shikaze Boulet LLP
Chartered Accountants

Calgary, Canada
July 27, 2004

CERTIFICATE OF THE CORPORATION

Date: July 27, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta and Ontario.

(signed) Richard A. Walls
President and
Chief Executive Officer

(signed) Robert A. Maitland
Vice President, Finance and
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Gary F. Aitken
Director

(signed) Donald J. Nelson
Director

CERTIFICATE OF THE UNDERWRITERS

Date: July 27, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta and Ontario.

PETERS & CO. LIMITED

By: (signed) Bruce A. Fiell

SPROTT SECURITIES INC.

By: (signed) Philip J. Moore

FIRSTENERGY CAPITAL CORP.

By: (signed) Matthew D. Joss

GMP SECURITIES LTD.

By: (signed) Wade R. Felesky

CANACCORD CAPITAL CORPORATION

By: (signed) Karl B. Staddon



Gilbert Laustsen Jung
Associates Ltd. Petroleum Consultants
4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 (403) 266-9500 Fax (403) 262-1855

LETTER OF CONSENT

July 27, 2004

TO: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Re: Final Short Form Prospectus of Fairborne Energy Ltd. dated July 27, 2004 (the " Prospectus")

Gilbert Laustsen Jung Associates Ltd. has prepared the following reports (collectively, the "Reports"):

- a report dated March 18, 2004 evaluating effective January 1, 2004 the oil and gas interests of Fairborne Energy Ltd. as at January 1, 2004; and
- a report dated March 15, 2004 evaluating effective January 1, 2004 the oil and gas interests of Case Resources Inc. as at January 1, 2004.

We hereby consent to the use of our name and to the use of our Reports in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Reports or that is within our knowledge as a result of the services performed by us in connection with our Reports.

Yours very truly,

GILBERT LAUSTSEN JUNG ASSOCIATES LTD.

Doug R. Sutton, P. Eng.
Vice-President

Calgary, Alberta



Geological and Petroleum Engineering Consultants

Ref.: 3152.15087

July 27, 2004

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Re: Short Form Prospectus of Fairborne Energy Ltd. dated July 27, 2004 (the "Prospectus")

Sproule Associates Limited has prepared the following reports (collectively, the "Reports"):

- a report dated May 6, 2004 evaluating effective January 1, 2004 the oil and gas interests of Fairborne Energy Ltd. (the "Corporation") as at January 1, 2004 in respect of certain oil and gas properties acquired by the Corporation from BP Canada Energy Company; and
- a report dated May 12, 2004 evaluating effective January 1, 2004 the interests of the Corporation as at January 1, 2004 in respect of the Corporation's coal bed methane properties in the Clive area of Alberta.

We hereby consent to the use of our name and to the use of our Reports in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Reports or that is within our knowledge as a result of the services we have provided in preparing the Reports.

Sincerely,

Harry J. Helwerda, P.Eng.
Vice-President, Engineering
Canada and U.S.

HJH:db
W:\3152\15087\consent\July 27 04\Fairborne Consent.doc

900, 140 Fourth Ave SW; Calgary AB T2P 3N3 Canada; Tel: (403) 294-5500, Fax: (403) 294-5590
1675 Broadway, Suite 1130, Denver CO 80202 U.S.A.; Tel: (303) 592-8770, Fax: (303) 592-8771
Toll Free: 1-877-777-6135
info@sproule.com, www.sproule.com

BLAKE, CASSELS & GRAYDON LLP

BARRISTERS & SOLICITORS | PATENT & TRADE-MARK AGENTS

Suite 3500, East Tower, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Telephone: 403.260.9600
Facsimile: 403.260.9700
www.blakes.com

July 27, 2004

Reference: 80058/84

VIA SEDAR – PROJECT NO. 668257

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs:

Re: Final Prospectus of Fairborne Energy Ltd.

We refer to the final prospectus dated July 27, 2004 (the "Prospectus") of Fairborne Energy Ltd. ("Fairborne") relating to the distribution of 1,600,000 common shares of Fairborne to be issed as "flow-through shares" at a price of $12.50 per flow-through share.

We hereby consent to the references to our firm name on the face page and under the heading "Interests of Experts" in the Prospectus and to the use of our opinion under the heading "Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or that are within our knowledge as a result of the services we performed in connection with such opinion.

This letter is solely for the information of the securities commissions named above and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

"Blake, Cassels & Graydon LLP"

30590701.1

Burnet,
Duckworth
& Palmer LLP
Law Firm

Our File No.: 57383-16

DELIVERED VIA SEDAR – PROJECT NO. 668257

July 27, 2004

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs:

Re: Fairborne Energy Ltd. (the "Corporation")

We refer to the (final) short form prospectus dated July 27, 2004 (the "**Prospectus**") of the Corporation relating to the distribution of 1,600,000 common shares of the Corporation on a "flow-through" basis.

We hereby consent to the use of our firm name on the face page of the Prospectus and under the headings "Legal Matters" and "Interest of Experts", and the use of our firm name and reference to our opinions under the heading "Canadian Federal Income Tax Considerations", all as contained in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addresses and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

(signed) *"Burnet, Duckworth & Palmer LLP"*

BD&P 1400, 350-7th Avenue S.W., Calgary, Alberta, Canada T2P 3N9 | Phone: (403) 260-0100 Fax: (403) 260-0332 www.bdplaw.com
Frank L. Burnet Q.C. (1890-1982) | Thomas J. Duckworth Q.C., Counsel | The Hon. W. Kenneth Moore, Q.C., LL.D., Counsel

Suite 910, 736 8th Avenue SW
Calgary, Alberta T2P 1H4
Telephone 403 206 0840
Fax 403 206 0841
www.taxandestateplanning.com

RECEIVED
2005 FEB 16 P 3: 32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Securities Commission or similar regulatory authority in each of the provinces of Canada

Dear Sirs/Mesdames:

Re: Fairborne Energy Ltd. ("Fairborne")

We refer to the short form prospectus of Fairborne dated July 27, 2004 relating to the offering of 1,600,000 flow-through common shares of Fairborne.

We consent to the use, through incorporation by reference in the short form prospectus, of our report dated March 11, 2002, to the shareholders of Fairborne on the following financial statements:

consolidated balance sheets as at December 31, 2001 and 2000; and

consolidated statements of operations and retained earnings and cash flows for each of the years in the two-year period ended December 2001.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Chartered Accountants

Calgary, Canada
July 27, 2004

S:\FILES\PIVOTAL ENERGY LTD (formerly Manhattan Resources)\Fairbourne Flow Through Prospectus July 2004\Consent to use of report July 27 2004.doc

Deloitte.

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

July 27, 2004

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Case Resources Inc. (the "Company")

We refer to the short form prospectus of Fairborne Energy Ltd. dated July 27, 2004 qualifying for distribution of 1,600,000 flow-through shares (the "Prospectus").

We consent to the use in the above-mentioned Prospectus of our report dated February 27, 2004 to the shareholders of the Company on the following financial statements:

- Consolidated balance sheets as at December 31, 2003 and 2002;
- Consolidated statements of earnings and deficit and cash flows for the years ended December 31, 2003 and 2002.

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) "Deloitte & Touche LLP"

Chartered Accountants

RECEIVED

2005 FEB 16 P 3:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Securities Commission or similar regulatory authority in each of the provinces of Canada

July 27, 2004

Dear Sirs/Mesdames

Fairborne Energy Ltd. ("Fairborne")

We refer to the short form prospectus of Fairborne dated July 27, 2004 relating to the offering of 1,600,000 flow-through common shares of Fairborne.

We consent to the use, through incorporation by reference in the short form prospectus, of our report dated March 31, 2004, to the shareholders of Fairborne on the following financial statements:

Consolidated balance sheets as at December 31, 2003 and 2002;

Consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 2003 and for the seven-month period from May 31, 2002 to December 31, 2002.

We consent to the use, through incorporation by reference in the short form prospectus, of our report dated March 27, 2003, to the directors of Pivotal Energy Ltd. on the following financial statements:

Consolidated balance sheet as at December 31, 2002;

Consolidated statements of operations and retained earnings (deficit) and cash flows for the year ended December 31, 2002.

We consent to the incorporation by reference in the short form prospectus of our report dated June 10, 2004 to the directors of Fairborne on the schedule of revenues and expenses for selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne and BP Canada Energy Company for each of the years in the three year period ended December 31, 2003.

We consent to the incorporation by reference in the short form prospectus of our report dated February 24, 2003 to the directors of Fairborne on the schedule of revenues and expenses for selected properties referred to in the purchase and sale agreement dated April 4, 2002 between Fairborne and Devon Canada Corporation and Devon ARL Corporation and the amending agreement dated May 31, 2002 between Fairborne, 988191 Alberta Ltd. and Devon Canada

Corporation, Devon ARL Corporation, 413486 Alberta Ltd. and 418263 Alberta Ltd. for each of the years in the three year period ended December 31, 2001.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

We also consent to the incorporation by reference in the short form prospectus of our compilation report dated June 25, 2004 to the Board of Directors of Fairborne Energy Ltd., on the compilation of the pro forma consolidated balance sheet of Fairborne at March 31, 2004 and the pro forma combined statements of operations for the three months ended March 31, 2004 and the year ended December 31, 2003.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly

Signed "KPMG LLP"

Chartered Accountants

Calgary, Canada
July 27, 2004

:ds Ltr-07-consent to commission Fairborne

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

   Fairborne Energy Ltd. (the "Company")
   2900, 605 – 5th Avenue S.W.
   Calgary, AB T2P 3H5

2. **Date of Material Change:**

   July 27, 2004.

3. **News Release:**

   A press release dated June 27, 2004 was issued by the Company from Calgary, Alberta on July 27, 2004 and disseminated through CCNMatthews Newswire.

4. **Summary of Material Change:**

   On July 27, 2004, the Company announced that it had completed a previously announced plan of arrangement (the "Arrangement") involving the Company and Case Resources Inc. ("Case") pursuant to which the Company acquired all of the issued and outstanding common shares of Case. The Arrangement was approved by the shareholders of Case at a special meeting of shareholders held on July 26, 2004 and the Court of Queen's Bench of Alberta granted a final order approving the Arrangement the same day.

   The previous shareholders of Case received 0.0909 of a common share of the Company for each common share of Case held by them. After giving effect to the Arrangement, the Company has approximately 44.5 million common shares outstanding.

5. **Full Description of Material Change:**

   See item 4 above.

6. **Reliance on Confidentiality Provisions:**

   Not Applicable.

7. **Omitted Information:**

   Not Applicable.

8. **Executive Officer:**

   For further information, please contact Robert A. Maitland, Vice-President, Finance and Chief Financial Officer of Fairborne Energy Ltd., 2900, 605 – 5th Avenue S.W., Calgary, AB T2P 3H5, (403) 290-7755.

9. **Date of Report:**

   July 28, 2004.

August 6, 2004

FAIRBORNE REPORTS Q2 RESULTS – Production increases 167 percent over same period last year

SUMMARY	Three Months Ended June 30		Six Months Ended June 30	
($ thousands, except per share amounts)	2004	2003	2004	2003
Financial		*(restated)**		*(restated)**
Gross revenue	29,756	10,154	48,185	19,685
Funds generated from operations	15,083	5,985	25,046	11,686
Per share - basic	0.39	0.30	0.70	0.59
Per share - diluted	0.36	0.30	0.64	0.58
Net income	2,786	2,723	6,081	4,946
Per share - basic	0.07	0.14	0.17	0.25
Per share - diluted	0.07	0.13	0.16	0.25
Capital expenditures	20,956	3,659	40,090	8,260
West Pembina Acquisition	-	-	115,904	-
Net Debt	84,785	-	84,785	-
Operations				
Production				
Crude oil *(bbls/d)*	2,492	1,542	2,224	1,520
Natural gas liquids *(bbls/d)*	241	167	190	164
Natural gas *(mcf/d)*	30,410	7,283	24,131	6,444
Total production *(boe/d @ 6:1)*	7,801	2,922	6,436	2,758
Average sales price				
Crude oil *($/bbl)*	44.10	36.07	42.26	38.29
Natural gas liquids *($/bbl)*	50.11	32.06	47.66	36.81
Natural gas *($/mcf)*	6.74	6.75	6.68	6.76
Netback per boe *(6:1)* *($)*				
Petroleum and natural gas sales	41.91	38.18	41.06	39.14
Royalties	9.15	6.66	9.15	6.88
Operating expenses	8.17	5.95	7.46	6.47
Operating netback	24.59	25.57	24.45	25.79

* *Restated due to Change In Accounting Policy – Asset Retirement Obligation*

HIGHLIGHTS:

- The Company drilled 54 (38.4 net) wells during the first half of the year and plans to drill another 50 (40 net) wells prior to year end. This program includes 7 deeper (more than 3,000 meters) high potential gas tests.
- Increased production by 54 percent over the first quarter of this year.
- Increased cash flow per share by 26 percent over the first quarter of this year.
- Current production of 9,200 BOE per day is 18 percent higher than the second quarter average.
- Purchase of Case Resources Inc. ("Case") including operated oil, natural gas and natural gas liquids ("NGL") properties located in the Haynes area of central Alberta. This acquisition adds approximately 1,300 BOE per day and 11,000 net acres of undeveloped land and closed on July 27, 2004.
- Obtained regulatory and working interest partner approval for four significant pipeline projects (Wild River, Clive Coal Bed Methane, Westerose, Rycroft) and one facility

expansion (Rycroft), all of which are currently under construction with production startup scheduled by the end of the third quarter for all five projects.

- A total of 12 (9.1 net) wells were drilled resulting in 11 (8.1 net) natural gas wells and 1 (1.0 net) well was dry and abandoned for an overall net success rate of 89 percent and an average working interest of 76 percent. In addition, one crude oil well was drilled at no cost to the Company.
- Fairborne's production during the second quarter was 35 percent light crude oil and NGL and 65 percent natural gas and averaged 2,733 barrels per day of crude oil and NGL and 30.4 million cubic feet ("Mmcf") per day of natural gas resulting in a total of 7,801 BOE per day in the quarter. During the quarter the Company divested 460 BOE per day of production (130 BOE per day average for the quarter) and experienced temporary production interruptions and start up delays that had an additional net effect of reducing quarterly production by approximately 500 BOE per day.

REPORT TO THE SHAREHOLDERS

Fairborne Energy Ltd. ("Fairborne" or "Company") is pleased to present the results of its operations for the second quarter of 2004. The second quarter of 2004 saw significant changes in Fairborne's size and level of operations with the addition of the West Pembina assets. In addition, the Company purchased Case Resources Inc. whose principal producing property is immediately south of our Clive property and will provide us with an expanded production base in the Clive area and an undeveloped land base in the West Pembina area.

During the quarter the Company closed a small divesture in east central and southern Alberta that brought in net proceeds of $10.7 million. In total, approximately 460 BOE per day was sold effective June 7, 2004 and the proceeds were used to reduce total bank debt.

Fairborne originally budgeted $40 million for its 2004 capital program. This was increased to $80 million to exploit the West Pembina and Case opportunities and was subsequently expanded to $100 million as a result of further exploration and development opportunities identified. The total capital program for the remaining six months of the year is $60 million and will be split approximately $25 million to land, seismic and exploration, $20 million to development and exploitation and $15 million for related facilities.

Current production is approximately 9,200 BOE per day consisting of 60% natural gas and 40% oil and NGL's. The Company has approximately 10 Mmcf per day of natural gas that is currently being tied in from Wild River, Rycroft and Westerose. All these projects are anticipated to be completed and on production by the end of third quarter.

Central Alberta:

At Clive, there were seven wells drilled for coal bed methane ("CBM") in the Edmonton Group (Horseshoe Canyon Formation) in the quarter, bringing the total CBM wells drilled by the Company to date to 26. There are currently five of these wells on production at a total of 600 Mcf per day. The Company has received regulatory approval to start a larger scale development program on 19 sections of land. Pipeline construction of the main gas pipeline is underway for the first phase of this development, drilling has begun and will continue through September, 2004 and is expected to bring the total number of CBM wells drilled by the Company to 40. The Company also plans to drill several infill locations in Clive and Haynes targeting the Nisku and Leduc formations during the second half of 2004.

At Westerose three sweet gas wells have been drilled and are expected be brought on production in the fourth quarter upon completion of pipeline and facilities construction which is currently underway.

Bassett Lake Area:

As noted in the first quarter information, the Company experienced 45 days of delay in production start up of 19 gas wells from the winter drilling program due to the presence of hydrocarbon liquids associated with the natural gas production. It was necessary to construct and install new facilities to handle these liquids. Production commenced in late May at a gross rate of approximately 4 Mmcf per day (3.5 Mmcf per day net to Fairborne) and has been very steady since that time. This delayed start up at Basset had the effect of reducing second quarter production by approximately 300 BOE per day.

Peace River Arch ("PRA") Area:

The Company made two discoveries in the PRA during the quarter. The first at Progress is an oil discovery that has now been confirmed by a second well and development drilling is expected to commence in the fourth quarter when facilities and pipeline capacity have been secured. A total of 5 to 8 additional wells are currently planned to develop this pool with additional potential existing with the application of a water flood.

At Rycroft, a new gas pool was discovered in a well targeting a deeper horizon. This well is currently testing and two delineation wells are planned for the near future. The first well is scheduled to be tied into the Rycroft plant and on production by the end of the quarter.

The Company plans to drill another 5 wells during the remainder of the year in the Rycroft, Gage and Gordondale areas.

Deep Basin Area:

Construction of the Wild River pipeline is currently underway and involves a 10 mile, 6 inch pipeline and associated dehydration facilities. This project has experienced minor delays as a result of weather and is scheduled to be completed in September.

Licensing is underway for a non-operated exploration well at Pedley targeting deep sour gas and the well is scheduled to spud in late September or October.

The Company also plans to drill two wells at Marlboro and to tie in a well that was completed and production tested at 0.7 Mmcf per day during the second quarter. This production is expected to commence in the fourth quarter.

West Pembina Area:

The West Pembina area continues to provide numerous opportunities as well as operating challenges. The non-operated West Pembina Gas Plant experienced a number of operating difficulties during the quarter and had a total of 34 days with gas plant capacity being restricted. As a result of this downtime, the average production of the Company in the quarter was reduced by approximately 200 BOE per day.

The Company also has two Nisku gas wells shut-in due to pipeline constraints and high operating pressures. These two wells were producing approximately 2.6 Mmcf per day net to the company prior to being shut-in. New equipment to rectify the pipeline constraints is being installed. It is anticipated these wells will be back on line in the fourth quarter.

The Company was very busy on the recompletion/workover front and had successes that have mitigated some of the production downtime.

Two wells were also completed and production tested in the Columbia/Harlech area and yielded a net of 2.5 Mmcf per day of sweet gas on a combined basis. These results in combination with detailed mapping from a large 3D seismic survey have provided a number of

follow-up locations. The Company plans to commence drilling the first well of an eight well program in this area in August, 2004.

Two exploration wells (3,500 to 4,000 meters in depth) targeting new Nisku pools are planned for the remainder of the year in the West Pembina area. Also planned are two operations to re-enter existing wells and drill a deviated hole to access Nisku reservoirs in more optimal locations.

Fairborne Energy Ltd.
Interim Consolidated Balance Sheets
($ thousands)

	June 30, 2004 *(unaudited)*	December 31 2003 (restated, see Note 1)
Assets		
Current assets		
Cash and cash equivalents	$306	$6,152
Accounts receivable	21,477	14,126
Prepaid expenses and deposits	1,968	1,997
	23,751	22,275
Fixed assets (Note 3)		
Petroleum and natural gas properties and equipment	273,097	127,666
Office furniture and equipment	1,044	843
Accumulated depletion and depreciation	(32,137)	(17,219)
	242,004	111,290
Goodwill	6,360	6,360
	$272,115	$139,925
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$32,377	$21,132
Equipment lease (Note 4)	-	2,573
Bank indebtedness (Note 5)	76,159	7,941
	108,536	31,646
Asset retirement obligations (Note 6)	11,503	6,165
Future income taxes	18,485	15,913
Shareholders' Equity		
Capital stock (Note 7)	114,086	73,040
Contributed surplus (Note 7)	594	331
Retained earnings	18,911	12,830
	133,591	86,201
Subsequent events (Note 9)	$272,115	$139,925

See accompanying notes to the interim consolidated financial statements

Fairborne Energy Ltd.
Interim Consolidated Statements of Operations and Retained Earnings

($ thousands, except per share amounts)

(Unaudited)	For the Three Months Ended June 30 2004	For the Three Months Ended June 30 2003	For the Six Months Ended June 30 2004	For the Six Months Ended June 30 2003
		(restated, see Note 1)		(restated, see Note 1)
Revenue				
Petroleum and natural gas	$ 29,756	$10,154	$ 48,185	$19,685
Less: Royalties	6,493	1,771	10,713	3,436
	23,263	8,383	37,472	16,249
Expenses				
Production	5,801	1,581	8,741	3,233
General and administrative	1,805	738	2,943	1,168
Interest	728	67	888	132
Accretion	239	133	375	246
Depletion and depreciation	9,935	2,085	14,918	4,191
	18,508	4,604	27,865	8,970
Income before taxes	4,755	3,779	9,607	7,279
Taxes				
Future income taxes	1,875	1,044	3,351	2,303
Capital taxes	94	12	175	30
	1,969	1,056	3,526	2,333
Net Income	2,786	2,723	6,081	4,946
Retained earnings beginning of period, as previously reported	16,125	4,668	12,830	2,438
Retained earnings adjustment, asset retirement obligation (Note 6)	-	27	-	34
Retained earnings, end of period	$ 18,911	$ 7,418	$ 18,911	$ 7,418
Net income per share (Note 7)				
Basic	$ 0.07	$ 0.14	$ 0.17	$ 0.25
Diluted	$ 0.07	$ 0.13	$ 0.16	$ 0.25

See accompanying notes to the interim consolidated financial statements.

Fairborne Energy Ltd.
Interim Consolidated Statements of Cash Flows
($ thousands)

(Unaudited)	For the Three Months Ended June 30 2004	For the Three Months Ended June 30 2003	For the Six Months Ended June 30 2004	For the Six Months Ended June 30 2003
Cash Provided by (used in):		(restated, see Note 1)		(restated, see Note 1)
Operating Activities				
Net income	$ 2,786	$2,723$	6,081	$4,946
Items not involving cash				
Depletion and depreciation	9,935	2,085	14,918	4,191
Compensation expense	248	-	321	-
Accretion	239	133	375	246
Future income taxes	1,875	1,044	3,351	2,303
	15,083	5,985	25,046	11,686
Asset retirement expenditures	-	(293)	(17)	(293)
Change in non-cash working capital	43	(1,038)	(10,970)	(1,503)
	15,126	4,654	14,059	9,890
Financing Activities				
Issuance of common shares net of costs	1,308	-	40,209	-
Equipment lease payments	(2,540)	(30)	(2,573)	(61)
Bank Indebtedness	2,485	-	68,218	-
	1,253	(30)	105,854	(61)
Investing Activities				
Capital expenditures	(20,956)	(3,659)	(40,090)	(8,260)
Dispositions	10,678	-	10,678	-
Acquisition of petroleum and natural gas properties (Note 2)	(28)	-	(111,240)	-
Change in non-cash working capital	(5,902)	459	14,893	174
	(16,208)	(3,200)	(125,759)	(8,086)
Change in cash and cash equivalents	171	1,424	(5,846)	1,743
Cash and cash equivalents, beginning of period	135	3,906	6,152	3,587
Cash and cash equivalents, end of period	$ 306	$ 5,330	$ 306	$ 5,330
Cash interest paid	728	67	888	132
Cash taxes paid	94	12	175	30

See accompanying notes to the interim consolidated financial statements.

Fairborne Energy Ltd.
Selected Notes to the Interim Consolidated Financial Statements

For the six months ended June 30, 2004 (*unaudited*)
(tabular amounts are stated in thousands of dollars except per share amount)

The interim financial statements of Fairborne Energy Ltd. (the "Company" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2003, except as noted below. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2003.

Note 1: Changes in accounting policies

Full Cost Accounting guideline
Effective January 1, 2004, Fairborne adopted a new Canadian accounting standard relating to full cost accounting for oil and gas entities. Fairborne places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Prior to adopting the new standards, the limit on aggregate carrying value of the petroleum and natural gas properties and equipment that may be carried forward for depletion against future revenues was based on the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less the estimated future costs for administration, financing, asset retirement obligations and income taxes.

There were no changes to net income, petroleum and natural gas properties and equipment or any other reported amounts in the financial statements as a result of adopting the standard.

Asset Retirement Obligations ("ARO")
Effective January 1, 2004, Fairborne retroactively adopted, with restatement of prior periods, a new accounting standard relating to asset retirement obligations.

Fairborne recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

Prior to adopting the standard, Fairborne recognized a provision for future site restoration costs over the life of the oil and gas properties and facilities using a unit of production method.

The effect of the adoption is presented below as increases (decreases):

Balance sheet	As at December 31, 2003	As at December 31, 2002
Net asset retirement costs, included in fixed assets	3,740	3,158
Asset retirement obligations	6,165	4,135
Accumulated provision for future site restoration	(2,764)	(1,086)
Future income taxes	122	40
Retained Earnings	217	69

Statement of operations	Six month Period ended June 30, 2004	Six month Period ended June 30, 2003	Year ended December 31, 2003
Accretion expense	375	246	558
Depletion and depreciation on asset retirement costs	545	316	619
Future site restoration expense	(1,901)	(508)	(1,405)
Future income taxes	353	(20)	82
Net earnings impact	628	(34)	146

Note 2: Acquisition of petroleum and natural gas properties

On March 31, 2004, the Company acquired certain petroleum and natural gas assets located in the West Pembina area of West Central Alberta. The acquisition has been accounted for by the purchase method. Details of the acquisition are as follows:

Net assets acquired:	
Petroleum and natural gas properties and equipment	$115,904
Asset retirement obligation	(4,664)
	$111,240

Consideration:	
Cash	$71,907
Cash from private placement of common shares	38,859
Transaction costs	474
	$111,240

Note 3: Petroleum and natural gas properties and equipment

Fairborne performed a ceiling test calculation at January 1, 2004 and June 30, 2004 to assess the recoverable value of petroleum and natural gas properties and equipment. The oil and gas future prices are based on the April 1, 2004 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Fairborne. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Fairborne's proved reserves exceeded the carrying value of petroleum and natural gas properties and equipment at January 1, 2004 and June 30, 2004.

Year	WTI Oil ($U.S./bbl)	Foreign Exchange Rate	Edmonton Light Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/mmbtu)
2004	34.25	0.75	40.86	6.62
2005	28.50	0.75	34.62	5.50
2006	26.25	0.75	32.26	5.14
2007	24.00	0.75	29.45	4.93
2008	23.50	0.75	29.41	4.93
2009-14	23.25	0.75	29.40	4.92

Escalate thereafter 1.5% per year

As at June 30, 2004, Fairborne has incurred all exploration expenditures to meet its December 9, 2003, flow through share commitment.

Note 4: Equipment lease

The Company repaid the equipment lease in April 2004.

Note 5: Bank indebtedness

At June 30, 2004 the Company has available $85 million of demand operating credit facilities from two Canadian chartered banks subject to the bank's valuation of the petroleum and natural gas properties owned by the Company. The facilities bear interest at the bank's prime rate. At June 30, 2004 $76.2 million was drawn under the facilities. The scheduled review date of the facility is May 31, 2005. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement. On July 29, 2004, the two Canadian chartered banks increased the credit facilities to $105 million.

Note 6: Asset retirement obligations

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Company estimated the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $38.7 million which is scheduled to be incurred between 2014 and 2034. The majority of the costs are scheduled to be incurred between 2014 and 2020. A credit-adjusted risk-free interest rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

Asset retirement obligations (000's)	**Six month Period ended June 30, 2004**	**Year ended December 31, 2003**
Balance, beginning of period	6,165	4,135
Acquisition in the period	4,664	1,055
Liabilities incurred in period	316	1,200
Liabilities settled in period	(17)	(783)
Accretion expense	375	558
Balance, end of period	11,503	6,165

Note 7: Capital stock

a) Common shares

Common shares, issued and outstanding (000's)	Number	Amount
Balance, December 31, 2003	32,328	$ 73,040
Shares issued on exercise of options	530	1,363
Private placement of common shares for cash	6,178	41,084
Share issue costs	-	(2,180)
Future tax benefit of issue costs	-	779
Balance, June 30, 2004	39,036	114,086

b) Contributed surplus

(000's)	
Balance, December 31, 2003	$ 331
Options granted	321
Options exercised	(58)
Balance, June 30, 2004	$ 594

The weighted average fair value of stock options granted in 2004 was $1.84 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4 percent, expected volatility of 30 percent and expected life of 3 years.

c) Per share amounts

The following table summarizes the weighted average common shares used in calculating net income per share:

	For the Three Months Ended June 30, 2004	For the Three Months Ended June 30, 2003	For the Six Months Ended June 30, 2004	For the Six Months Ended June 30, 2003
Basic	38,984,482	19,750,000	35,692,522	19,750,000
Diluted	41,954,914	20,191,019	38,558,112	20,185,841

The reconciling items between the basic and diluted average common shares are outstanding stock options and outstanding warrants.

d) Stock options

There are 3,465,583 stock options outstanding at June 30, 2004 with a weighted average exercise price of $4.98 per option. The options expire between January 23, 2006 and June 8, 2009.

The following table sets forth a reconciliation of the stock option plan activity through to June 30, 2004:

	Number of Options	Weighted average exercise price
Balance December 31, 2003	2,861,049	$ 2.90
Granted	1,134,000	$9.07
Exercised	(529,466)	$2.47
Balance June 30, 2004	3,465,583	$4.98

The following table summarizes stock options outstanding under the plan at June 30, 2004:

Exercise Price	Options Outstanding	Remaining Term (years)	Options Exercisable
$ 1.75 - $ 1.84	45,729	1.6	45,729
$ 2.40 - $ 3.09	1,600,965	3.0	785,957
$ 3.42 -$ 4.76	378,000	3.8	125,999
$ 5.20 -$ 7.40	379,389	3.4	5,889
$ 8.00 -$ 10.35	1,061,500	4.7	-
	3,465,583	3.6	963,574

e) Warrants

There are 1,960,000 warrants to purchase common shares at $3.50 per share exercisable at any time prior to close of business on May 31, 2006.

Note 8: Financial Instruments

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers.

The following table summarizes the hedges outstanding at June 30, 2004:

Commodity	Period	Volume	Price
Crude Oil	July 1 to September 30, 2004	350 bbls/day	WTI US$32.25
Crude Oil	October 1 to December 31, 2004	500 bbls/day	WTI US$35.30
Crude Oil	October 1 to December 31, 2004	500 bbls/day	WTI US$35.00 - US$44.05
Crude Oil	January 1 to March 31, 2005	1,000 bbls/day	WTI US$34.70

The Company has sold forward US$1,039,000 of foreign exchange exposure at Cdn $1.3468 to US $1.00 (US $0.7425 to Cdn $1.00) from July 1, 2004 to September 30, 2004. At June 30, 2004 the estimated fair value of the foreign exchange contract was a nominal amount.

Note 9: Subsequent events

On July 27, 2004 the Company acquired all of the outstanding shares of Case Resources Inc. ("Case") pursuant to an Arrangement Agreement dated June 25, 2004 between Case and Fairborne. As consideration for the transaction, Case shareholders received 0.0909 of a Fairborne common share for each Case common share held. Fairborne issued 5.4 million shares to acquire Case at a deemed value of approximately $51.5 million. In addition, $12 million of net debt was assumed.

On July 15, 2004 Fairborne entered into an agreement to issue and sell on a "bought deal" basis, 1,600,000 flow-through common shares of Fairborne at an issue price of $12.50 each, resulting in gross proceeds of $20,000,000. Proceeds of the offering are planned for Canadian exploration expenses on Fairborne's oil and natural gas properties and will be renounced to subscribers effective on or before December 31, 2004. Closing is scheduled to occur on or about August 10, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is provided by the management of Fairborne Energy Ltd. ("Fairborne" or the "Company") to review second quarter 2004 activities and the results as compared to the previous period. This MD&A should be read in conjunction with the unaudited consolidated interim financial statements for the six months ended June 30, 2004 and 2003 and the audited consolidated financial statements for the year ended December 31, 2003.

Fairborne was incorporated as a private company and commenced active operations in June, 2002 and became a publicly traded company in 2003. The Company maintains its head office in Calgary and is engaged in the business of exploring for, developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. Within these selected areas, the Company develops a portfolio of exploration and development prospects.

Per barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

This document contains the term "funds generated from operations", which should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairborne also presents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of income per share.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The amounts for depletion and depreciation of petroleum and natural gas properties and equipment and the asset retirement obligations are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset Retirement Obligations

The Company retroactively adopted the new accounting standard for asset retirement obligations at January 1, 2004. All existing reclamation and abandonment liabilities were reversed and the new standard was set up with prior years being restated. The asset retirement obligation was measured and recorded at fair market value with a corresponding increase in oil and gas properties. The asset retirement obligation increases over time with a corresponding accretion expense until the obligations are settled.

Full Cost Accounting for Oil and Gas

The Company adopted the revised full cost method of accounting for oil and gas as outlined in Accounting Guideline 16, which includes limiting the carrying value of oil and gas properties to their estimated fair value. The fair value is estimated to be the future cash flow from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the prior ceiling test calculation that used undiscounted cash flows and constant prices, adjusted for general and administrative and financing costs.

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information of the Company for the period indicated:

	Six Months Ended June 30	
	2004	2003
($ thousands, except per share amounts)		**(restated)**
Petroleum and Natural Gas Sales, Before Royalties	48,185	19,685
Funds Generated from Operations	25,046	11,686
Per Share – Basic	$ 0.70	$ 0.59
Per Share – Diluted	$ 0.64	$ 0.58
Net Income	6,081	4,946
Per Share – Basic	$ 0.17	$ 0.25
Per Share – Diluted	$ 0.16	$ 0.25
Total Assets	272,115	60,629
Debt including Working Capital Deficit	84,785	Nil

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

($ thousands, except per share amounts)	June 30, 2004	March 31, 2004	Dec 31, 2003 (restated)	Sept 30, 2003 (restated)
Petroleum and Natural Gas Sales, Before Royalties	29,756	18,429	15,492	15,711
Funds Generated from Operations	15,083	9,963	8,407	9,056
Per Share – Basic	$ 0.39	$ 0.31	$ 0.27	$ 0.30
Per Share – Diluted	$ 0.36	$ 0.28	$ 0.21	$ 0.30
Net Income	2,786	3,295	2,344	3,019
Per Share – Basic	$ 0.07	$ 0.10	$ 0.06	$ 0.09
Per Share – Diluted	$ 0.07	$ 0.09	$ 0.05	$ 0.09
Total Assets	272,115	266,338	139,925	124,928
Debt including Working Capital Deficit	84,785	90,870	9,371	17,643

Funds Generated from Operations *($ thousands, except per share amounts)*	June 30, 2003 (restated)	Mar 31, 2003 (restated)	Dec 31, 2002 (restated)	Sept 30, 2002 (restated)
Petroleum and Natural Gas Sales, Before Royalties	10,154	9,531	8,368	6,084
Funds Generated from Operations	5,985	5,701	4,396	3,411
Per Share – Basic	$ 0.30	$ 0.29	$ 0.22	$ 0.17
Per Share – Diluted	$ 0.30	$ 0.29	$ 0.22	$ 0.17
Net Income	2,723	2,222	1,316	902
Per Share – Basic	$ 0.14	$ 0.11	$ 0.06	$ 0.05
Per Share – Diluted	$ 0.13	$ 0.11	$ 0.06	$ 0.05
Total Assets	60,629	55,769	51,544	51,652
Debt including Working Capital Deficit	Nil	Nil	Nil	Nil

PRODUCTION

Crude oil and NGL production averaged 2,733 bbls/day and natural gas averaged 30.4 million cubic feet ("Mmcf") per day for a total of 7,801 BOE/day for the quarter ended June 30, 2004. This compares favorably with the 2,922 BOE per day recorded in the second quarter of 2003 and represents a 167 percent increase in average production.

Crude oil and NGL production averaged 2,414 bbls/day and natural gas averaged 24.1 million cubic feet ("Mmcf") per day for a total of 6,436 BOE/day for the six months ended June 30, 2004. Similarly this compares favorably with the 2,758 BOE per day recorded in the first six months of 2003 and represents a 133 percent increase in average production.

In comparing the average production volumes in the two periods, it is important to consider the effect of the acquisition of Pivotal Energy Ltd. ("Pivotal") completed on July 2, 2003 which resulted in an approximate 50 percent increase in Fairborne's productive capability at that time and to consider the effect of the acquisition of the West Pembina assets completed on March 31, 2004 which resulted in an additional 3,150 BOE per day of production in the second quarter of 2004. Production during the quarter was negatively impacted by 300 BOE per day in the Basset Lake area due to liquid loading problems and the need for additional facilities and by 200 BOE per day due to operational problems at the non-operated West Pembina gas plant.

Fairborne's drilling program has been more focused on adding volumes of natural gas and, as such, the production mix in the second quarter of 2004 is 65 percent natural gas compared to 41 percent natural gas in the same period in 2003. The West Pembina properties presently produce approximately 74 percent natural gas, which further strengthens Fairborne as a natural gas producer.

COMMODITY PRICES

Fairborne's Crude oil and NGL price averaged $44.63 per barrel during the quarter ended June 30, 2004 compared to $35.69 during the quarter ended June 30, 2003. In the first six months of 2004 the crude oil and NGL price averaged $42.90 which was higher than the $38.18 in the first six months of 2003. Fairborne's natural gas prices were consistent quarter over quarter. For the three months ended June 30, 2004 the natural gas price was $6.74 and $6.75 for the same period in 2003. For the six months ended June 30, 2004 the natural gas price was $6.68 and $6.76 for the six months ended June 30, 2003. Commodity prices for crude oil and natural gas are both maintaining these high levels and the outlook for future prices is expected to be high by historical standards.

HEDGING ACTIVITIES

When Fairborne hedges oil and gas prices, the hedging strategy is intended to provide certainty to cash flow by fixing the price on a portion of the production portfolio. During the three months ended June 30, 2004 Fairborne did not have any natural gas production hedged however an average of 700 barrels per day (28 percent) of crude oil production was hedged. Hedging in the three months ended June 30, 2004 reduced Fairborne's crude oil price received by $3.21. During the first six months of 2004, Fairborne hedged an average of 700 barrels per day (31 percent of total crude oil production) and 1,920 Mmcf per day (9 percent of natural gas production). Hedging activity in the first half of 2004 reduced the crude oil price received by $2.80 per barrel and increased the natural gas price received by $0.03 per Mcf.

In addition, Fairborne has hedged U.S. $1,039,000 of foreign exchange exposure at Cdn $1.3468 to U.S. $1.00 (U.S. $0.7425 to Cdn $1.00). At June 30, 2004 the estimated fair value of the foreign exchange contract is a nominal amount.

PRODUCTION REVENUE

For the three months ended June 30, 2004, revenues increased 193 percent to $29.8 million from $10.2 million for the same period in 2003 due mainly to higher production volumes combined with higher prices for crude oil and NGL's.

Similarly, for the six months ended June 30, 2004, revenues increased 145 percent to $48.2 million from $19.7 million for the same period in 2003.

	Three Months Ended June 30		Three Months Ended June 30	
($ thousands, except per unit amounts)	2004	$/Unit	2003	$/Unit
Natural Gas	18,652	6.74	4,474	6.75
Oil and NGL	11,104	44.63	5,680	35.69
Total Revenue	29,756	41.91	10,154	38.18

	Six Months Ended June 30		Six Months Ended June 30	
($ thousands, except per unit amounts)	2004	$/Unit	2003	$/Unit
Natural Gas	29,339	6.68	7,884	6.76
Oil and NGL	18,846	42.90	11,801	38.15
Total Revenue	48,185	41.06	19,685	39.14

ROYALTIES

Royalties consist of payments made to the Alberta government, freehold landowners and overriding royalty owners. Some of the Fairborne properties are located on freehold land on which royalty rates tend to be lower. For the three months ended June 30, 2004 the royalty rate was 21.8 percent, 4.4 percent higher than the royalty rate of 17.4 percent for the three months ended June 30, 2003. For the six months ended June 30, 2004 royalties totaled $10.7 million which is an overall royalty rate of 22.2 percent. For the same period in 2003 royalties were $3.4 million and the overall royalty rate was 17.4 percent. The increase in the rate is due to the addition of the Pivotal properties which were not added until the third quarter of 2003. The royalty rate for the remainder of 2004 is expected to average about 22 percent and has remained constant with the addition of the West Pembina properties.

EXPENSES

Fairborne operates in excess of 95 percent of its production and consequently maintains a high degree of control over operating costs. Operating costs were $8.17 per BOE or $5.8 million in total during the three months ended June 30, 2004 compared to $5.95 per BOE or $1.6 million during the same period in 2003. For the six months ended June 30, 2003 operating costs were $7.46 per BOE or $8.7 million compared to $6.47 per BOE or $3.2 million during the same period in 2003. Quarter over quarter this is an increase of 17 percent due mainly to the addition of the West Pembina assets which were not included in operating costs until April of 2004 as well as operational problems at both West Pembina and Basset Lake. For the remainder of 2004 operating costs per unit are expected to trend lower as operational difficulties are reduced and production levels increase.

During the second quarter of 2003, net general and administrative expenses were $1.8 million or $2.54 per BOE in comparison to the first quarter of 2003 whereby net general and administrative costs were $0.7 million or $2.77 per BOE. In the first six months of the year, general and administrative expenses were $2.9 million or $2.51 per BOE compared to $1.2 million or $2.34 per BOE in the first six months of 2003. As the Company grows and adds staff connected with the additional requirement of operating the West Pembina production, these costs will increase on an absolute basis but Fairborne does anticipate reducing these costs, on a BOE basis.

Interest for the three months ended June 30, 2004 increased to $0.7 million compared to $0.1 million during the same period in 2003. Interest for the six months ended June 30, 2004 increased to $0.9 million compared to $0.1 million during the same period in 2003. This increase is the result of higher average debt associated with the purchase of the West Pembina assets during the period compared to 2003.

FUNDS GENERATED FROM OPERATIONS AND NET INCOME

($ thousands, except per unit amounts)	Three Months Ended June 30 2004	$/BOE	Three Months Ended June 30 2003	$/BOE (restated)
Production Revenue	29,756	41.91	10,154	38.18
Royalties	6,493	9.15	1,771	6.66
	23,263	32.76	8,383	31.52
Operating Expenses	5,801	8.17	1,581	5.95
	17,462	24.59	6,802	25.57
General & Administrative (Net of non-cash compensation expense)	1,557	2.19	738	2.77
Interest	728	1.03	67	0.25
Capital Taxes	94	0.13	12	0.05
Funds Generated From Operations	15,083	21.24	5,985	22.50
Compensation Expense	248	0.35	-	-
Depletion and Depreciation	9,935	14.00	2,085	7.84
Accretion	239	0.34	133	0.50
Future Income Taxes	1,875	2.64	1,044	3.93
Net Income	2,786	3.91	2,723	10.23

($ thousands, except per unit amounts)	Six Months Ended June 30 2004	$/BOE	Six Months Ended June 30 2003	$/BOE (restated)
Production Revenue	48,185	41.06	19,685	39.14
Royalties	10,713	9.15	3,436	6.88
	37,472	31.91	16,249	32.26
Operating Expenses	8,741	7.46	3,233	6.47
	28,731	24.45	13,016	25.79
General & Administrative (Net of non-cash compensation expense)	2,622	2.24	1,168	2.34
Interest	888	0.76	132	0.26
Capital Taxes	175	0.15	30	0.06
Funds Generated From Operations	25,046	21.30	11,686	23.13
Compensation Expense	321	0.27	-	-
Depletion and Depreciation	14,918	12.74	4,191	8.40
Accretion	375	0.32	246	0.49
Future Income Taxes	3,351	2.86	2,303	4.62
Net Income	6,081	5.11	4,946	9.62

For the three months ended June 30, 2004 the depletion expense increased 371 percent to $9.9 million from $2.1 million. For the six months ended June 30, 2004 depletion expense increased 255 percent to $14.9 million from $4.2 million for the same period in 2003. The increase for both the three and six month periods is largely due to increased production. On a BOE basis, depletion for the three months ended June 30, 2004 increased to $14.00 from $7.84 in 2003 and to $12.74

from $8.40 for the six months ended June 30, 2003. The increase in BOE depletion charges is a result of the acquisition of the West Pembina properties and the higher cost of reserve additions.

Effective January 1, 2004, Fairborne retroactively adopted, with restatement of prior periods, a new accounting standard relating to asset retirement obligations. The effect of the adoption on income is presented below as increases (decreases):

Statement of Operations	Six-month Period ended June 30, 2004	Six-month Period ended June 30, 2003	Year ended December 31, 2003
Accretion expense	375	246	558
Depletion and depreciation on asset retirement costs	545	316	619
Future site restoration expense	(1,901)	(508)	(1,405)
Future income taxes	353	(20)	82
Net earnings impact	628	(34)	146

Fairborne's effective income tax rate is 37 percent consisting primarily of future income taxes. In 2004, Fairborne does not envision paying cash income taxes.

FUNDS GENERATED FROM OPERATIONS

The combination of production levels, commodity prices and expenses detailed above resulted in funds generated from operations of $25.0 million ($0.70 per share) for the six months ended June 30, 2004. With the inclusion of the acquisition of Case Resources Inc. as at July 27, 2004, present production is approximately 9,200 BOE per day and additional production of 1,500 BOE per day is to be connected in the next 60 days, therefore the level of funds generated should increase in the remaining six months of 2004.

SUBSEQUENT EVENTS

On July 27, 2004 Fairborne acquired all of the outstanding shares of Case Resources Inc. pursuant to an Arrangement Agreement dated June 25, 2004 between Case and Fairborne. As consideration for the transaction, Case shareholders received 0.0909 of a Fairborne common share for each Case common share held. Fairborne issued 5.4 million shares to acquire Case at a deemed value of approximately $51.5 million. In addition, $12.0 million of net debt was assumed.

On July 15, 2004 Fairborne entered into an agreement to issue and sell on a "bought deal" basis, 1,600,000 flow-through common shares of Fairborne at an issue price of $12.50 each, resulting in gross proceeds of $20,000,000. Proceeds of the offering are planned for Canadian exploration expenses on Fairborne's oil and natural gas properties and will be renounced to subscribers effective on or before December 31, 2004. Closing is scheduled to occur on or about August 10, 2004.

LIQUIDITY AND CAPITAL RESOURCES

Fairborne's capital program for the first six month of 2004 totaled $140.7 million including the acquisition of assets connected with the West Pembina acquisition as detailed in the following table:

Capital Expenditures

($ thousands)	For the three months ended June 30,		For the six months ended June 30,	
	2004	2003	2004	2003
Exploration and Development				
Land and Lease Acquisitions	$ 542	$2,037	$ 2,123	$2,223
Geological and Geophysical	5,712	164	7,086	1,311
Drilling, Completions and Workovers	6,996	1,159	17,574	3,565
Well Equipment and Facilities	7,554	253	13,106	1,110
Corporate Assets	152	46	201	51
	20,956	3,659	40,090	8,260
Acquisitions, net of Dispositions				
Acquisitions	28	-	111,240	-
Dispositions	(10,678)	-	(10,678)	-
	10,306	3,659	140,652	8,260

Expenditures for land and leases during the first quarter of 2004 combined with the West Pembina acquisition resulted in Fairborne holding 219,705 net acres of undeveloped land at June 30, 2004 with an average working interest of 65 percent. In the three months ended June 30, 2004 drilling expenditures resulted in a total of 12 (9.1 net) wells drilled resulting in 11 (8.1 net) natural gas wells and 1 (1.0 net) well was dry and abandoned for an overall net success rate of 89 percent. Fairborne operated all but one well in this program. The capital program for the second quarter was financed by funds generated from operations of $15.1 million. For the six months ended June 30, 2004, drilling expenditures resulted in a total of 54 (38.4 net) wells drilled resulting in 2 (2.0 net) crude oil wells, 47 (32.4 net) natural gas wells and 5 (4.0 net) wells were dry and abandoned for an overall success rate of 91 percent. The capital program for the six months ended June 30, 2004 was financed by funds generated from operations and additional bank debt.

Fairborne has a revolving demand loan based on a borrowing base determined by the Company's bankers. In connection with the acquisition of West Pembina properties, the bankers increased the line to $85 million and this was further increased to $105 million with the Case acquisition. The amount of the line drawn at June 30, 2004 is $76.2 million.

The capital budget for the remainder of 2004 totals $60 million. Fairborne anticipates utilizing funds generated from operations, bank borrowings and new equity issued to fund its capital and operating activities.

SHARE CAPITAL

During the first six months of 2004, Fairborne issued a total of 6,708,000 common shares, of these, 6,178,000 were issued in connection with the West Pembina acquisition and 530,000 were issued on exercise of share options. The following chart shows the common share equity outstanding.

Equity Outstanding:

(thousands)	Three months ended June 30, 2004	Six months ended June 30, 2004
Common shares	39,036	39,036
Warrants	1,960	1,960
Stock Options	3,466	3,466
Weighted average shares outstanding for the period		
Basic	38,984	35,693
Diluted	41,955	38,558

BUSINESS ENVIRONMENT AND RISK

The business risks the Company is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Company. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to maximize opportunities;
- employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is provided by the management of Fairborne Energy Ltd. ("Fairborne" or the "Company") to review second quarter 2004 activities and the results as compared to the previous period. This MD&A should be read in conjunction with the unaudited consolidated interim financial statements for the six months ended June 30, 2004 and 2003 and the audited consolidated financial statements for the year ended December 31, 2003.

Fairborne was incorporated as a private company and commenced active operations in June, 2002 and became a publicly traded company in 2003. The Company maintains its head office in Calgary and is engaged in the business of exploring for, developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. Within these selected areas, the Company develops a portfolio of exploration and development prospects.

Per barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

This document contains the term "funds generated from operations", which should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairborne also presents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of income per share.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The amounts for depletion and depreciation of petroleum and natural gas properties and equipment and the asset retirement obligations are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset Retirement Obligations

The Company retroactively adopted the new accounting standard for asset retirement obligations at January 1, 2004. All existing reclamation and abandonment liabilities were reversed and the new standard was set up with prior years being restated. The asset retirement obligation was measured and recorded at fair market value with a corresponding increase in oil and gas properties. The asset retirement obligation increases over time with a corresponding accretion expense until the obligations are settled.

Full Cost Accounting for Oil and Gas

The Company adopted the revised full cost method of accounting for oil and gas as outlined in Accounting Guideline 16, which includes limiting the carrying value of oil and gas properties to their estimated fair value. The fair value is estimated to be the future cash flow from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the prior ceiling test calculation that used undiscounted cash flows and constant prices, adjusted for general and administrative and financing costs.

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information of the Company for the period indicated:

($ thousands, except per share amounts)	Six Months Ended June 30 2004	2003 **(restated)**
Petroleum and Natural Gas Sales, Before Royalties	48,185	19,685
Funds Generated from Operations	25,046	11,686
Per Share – Basic	$ 0.70	$ 0.59
Per Share – Diluted	$ 0.64	$ 0.58
Net Income	6,081	4,946
Per Share – Basic	$ 0.17	$ 0.25
Per Share – Diluted	$ 0.16	$ 0.25
Total Assets	272,115	60,629
Debt including Working Capital Deficit	84,785	Nil

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

($ thousands, except per share amounts)	June 30, 2004	March 31, 2004	Dec 31, 2003 (restated)	Sept 30, 2003 (restated)
Petroleum and Natural Gas Sales, Before Royalties	29,756	18,429	15,492	15,711
Funds Generated from Operations	15,083	9,963	8,407	9,056
Per Share – Basic	$ 0.39	$ 0.31	$ 0.27	$ 0.30
Per Share – Diluted	$ 0.36	$ 0.28	$ 0.21	$ 0.30
Net Income	2,786	3,295	2,344	3,019
Per Share – Basic	$ 0.07	$ 0.10	$ 0.06	$ 0.09
Per Share – Diluted	$ 0.07	$ 0.09	$ 0.05	$ 0.09
Total Assets	272,115	266,338	139,925	124,928
Debt including Working Capital Deficit	84,785	90,870	9,371	17,643

Funds Generated from Operations *($ thousands, except per share amounts)*	June 30, 2003 (restated)	Mar 31, 2003 (restated)	Dec 31, 2002 (restated)	Sept 30, 2002 (restated)
Petroleum and Natural Gas Sales, Before Royalties	10,154	9,531	8,368	6,084
Funds Generated from Operations	5,985	5,701	4,396	3,411
Per Share – Basic	$ 0.30	$ 0.29	$ 0.22	$ 0.17
Per Share – Diluted	$ 0.30	$ 0.29	$ 0.22	$ 0.17
Net Income	2,723	2,222	1,316	902
Per Share – Basic	$ 0.14	$ 0.11	$ 0.06	$ 0.05
Per Share – Diluted	$ 0.13	$ 0.11	$ 0.06	$ 0.05
Total Assets	60,629	55,769	51,544	51,652
Debt including Working Capital Deficit	Nil	Nil	Nil	Nil

PRODUCTION

Crude oil and NGL production averaged 2,733 bbls/day and natural gas averaged 30.4 million cubic feet ("Mmcf") per day for a total of 7,801 BOE/day for the quarter ended June 30, 2004. This compares favorably with the 2,922 BOE per day recorded in the second quarter of 2003 and represents a 167 percent increase in average production.

Crude oil and NGL production averaged 2,414 bbls/day and natural gas averaged 24.1 million cubic feet ("Mmcf") per day for a total of 6,436 BOE/day for the six months ended June 30, 2004. Similarly this compares favorably with the 2,758 BOE per day recorded in the first six months of 2003 and represents a 133 percent increase in average production.

In comparing the average production volumes in the two periods, it is important to consider the effect of the acquisition of Pivotal Energy Ltd. ("Pivotal") completed on July 2, 2003 which resulted in an approximate 50 percent increase in Fairborne's productive capability at that time and to consider the effect of the acquisition of the West Pembina assets completed on March 31, 2004 which resulted in an additional 3,150 BOE per day of production in the second quarter of 2004. Production during the quarter was negatively impacted by 300 BOE per day in the Basset Lake area due to liquid loading problems and the need for additional facilities and by 200 BOE per day due to operational problems at the non-operated West Pembina gas plant.

Fairborne's drilling program has been more focused on adding volumes of natural gas and, as such, the production mix in the second quarter of 2004 is 65 percent natural gas compared to 41 percent natural gas in the same period in 2003. The West Pembina properties presently produce approximately 74 percent natural gas, which further strengthens Fairborne as a natural gas producer.

COMMODITY PRICES

Fairborne's Crude oil and NGL price averaged $44.63 per barrel during the quarter ended June 30, 2004 compared to $35.69 during the quarter ended June 30, 2003. In the first six months of 2004 the crude oil and NGL price averaged $42.90 which was higher than the $38.18 in the first six months of 2003. Fairborne's natural gas prices were consistent quarter over quarter. For the three months ended June 30, 2004 the natural gas price was $6.74 and $6.75 for the same period in 2003. For the six months ended June 30, 2004 the natural gas price was $6.68 and $6.76 for the six months ended June 30, 2003. Commodity prices for crude oil and natural gas are both maintaining these high levels and the outlook for future prices is expected to be high by historical standards.

HEDGING ACTIVITIES

When Fairborne hedges oil and gas prices, the hedging strategy is intended to provide certainty to cash flow by fixing the price on a portion of the production portfolio. During the three months ended June 30, 2004 Fairborne did not have any natural gas production hedged however an average of 700 barrels per day (28 percent) of crude oil production was hedged. Hedging in the three months ended June 30, 2004 reduced Fairborne's crude oil price received by $3.21. During the first six months of 2004, Fairborne hedged an average of 700 barrels per day (31 percent of total crude oil production) and 1,920 Mmcf per day (9 percent of natural gas production). Hedging activity in the first half of 2004 reduced the crude oil price received by $2.80 per barrel and increased the natural gas price received by $0.03 per Mcf.

In addition, Fairborne has hedged U.S. $1,039,000 of foreign exchange exposure at Cdn $1.3468 to U.S. $1.00 (U.S. $0.7425 to Cdn $1.00). At June 30, 2004 the estimated fair value of the foreign exchange contract is a nominal amount.

PRODUCTION REVENUE

For the three months ended June 30, 2004, revenues increased 193 percent to $29.8 million from $10.2 million for the same period in 2003 due mainly to higher production volumes combined with higher prices for crude oil and NGL's.

Similarly, for the six months ended June 30, 2004, revenues increased 145 percent to $48.2 million from $19.7 million for the same period in 2003.

	Three Months Ended June 30		Three Months Ended June 30	
($ thousands, except per unit amounts)	2004	$/Unit	2003	$/Unit
Natural Gas	18,652	6.74	4,474	6.75
Oil and NGL	11,104	44.63	5,680	35.69
Total Revenue	29,756	41.91	10,154	38.18

	Six Months Ended June 30		Six Months Ended June 30	
($ thousands, except per unit amounts)	2004	$/Unit	2003	$/Unit
Natural Gas	29,339	6.68	7,884	6.76
Oil and NGL	18,846	42.90	11,801	38.15
Total Revenue	48,185	41.06	19,685	39.14

ROYALTIES

Royalties consist of payments made to the Alberta government, freehold landowners and overriding royalty owners. Some of the Fairborne properties are located on freehold land on which royalty rates tend to be lower. For the three months ended June 30, 2004 the royalty rate was 21.8 percent, 4.4 percent higher than the royalty rate of 17.4 percent for the three months ended June 30, 2003. For the six months ended June 30, 2004 royalties totaled $10.7 million which is an overall royalty rate of 22.2 percent. For the same period in 2003 royalties were $3.4 million and the overall royalty rate was 17.4 percent. The increase in the rate is due to the addition of the Pivotal properties which were not added until the third quarter of 2003. The royalty rate for the remainder of 2004 is expected to average about 22 percent and has remained constant with the addition of the West Pembina properties.

EXPENSES

Fairborne operates in excess of 95 percent of its production and consequently maintains a high degree of control over operating costs. Operating costs were $8.17 per BOE or $5.8 million in total during the three months ended June 30, 2004 compared to $5.95 per BOE or $1.6 million during the same period in 2003. For the six months ended June 30, 2003 operating costs were $7.46 per BOE or $8.7 million compared to $6.47 per BOE or $3.2 million during the same period in 2003. Quarter over quarter this is an increase of 17 percent due mainly to the addition of the West Pembina assets which were not included in operating costs until April of 2004 as well as operational problems at both West Pembina and Basset Lake. For the remainder of 2004 operating costs per unit are expected to trend lower as operational difficulties are reduced and production levels increase.

During the second quarter of 2003, net general and administrative expenses were $1.8 million or $2.54 per BOE in comparison to the first quarter of 2003 whereby net general and administrative costs were $0.7 million or $2.77 per BOE. In the first six months of the year, general and administrative expenses were $2.9 million or $2.51 per BOE compared to $1.2 million or $2.34 per BOE in the first six months of 2003. As the Company grows and adds staff connected with the additional requirement of operating the West Pembina production, these costs will increase on an absolute basis but Fairborne does anticipate reducing these costs, on a BOE basis.

Interest for the three months ended June 30, 2004 increased to $0.7 million compared to $0.1 million during the same period in 2003. Interest for the six months ended June 30, 2004 increased to $0.9 million compared to $0.1 million during the same period in 2003. This increase is the result of higher average debt associated with the purchase of the West Pembina assets during the period compared to 2003.

FUNDS GENERATED FROM OPERATIONS AND NET INCOME

($ thousands, except per unit amounts)	Three Months Ended June 30 2004	$/BOE	Three Months Ended June 30 2003	$/BOE (restated)
Production Revenue	29,756	41.91	10,154	38.18
Royalties	6,493	9.15	1,771	6.66
	23,263	32.76	8,383	31.52
Operating Expenses	5,801	8.17	1,581	5.95
	17,462	24.59	6,802	25.57
General & Administrative (Net of non-cash compensation expense)	1,557	2.19	738	2.77
Interest	728	1.03	67	0.25
Capital Taxes	94	0.13	12	0.05
Funds Generated From Operations	15,083	21.24	5,985	22.50
Compensation Expense	248	0.35	-	-
Depletion and Depreciation	9,935	14.00	2,085	7.84
Accretion	239	0.34	133	0.50
Future Income Taxes	1,875	2.64	1,044	3.93
Net Income	2,786	3.91	2,723	10.23

($ thousands, except per unit amounts)	Six Months Ended June 30 2004	$/BOE	Six Months Ended June 30 2003	$/BOE (restated)
Production Revenue	48,185	41.06	19,685	39.14
Royalties	10,713	9.15	3,436	6.88
	37,472	31.91	16,249	32.26
Operating Expenses	8,741	7.46	3,233	6.47
	28,731	24.45	13,016	25.79
General & Administrative (Net of non-cash compensation expense)	2,622	2.24	1,168	2.34
Interest	888	0.76	132	0.26
Capital Taxes	175	0.15	30	0.06
Funds Generated From Operations	25,046	21.30	11,686	23.13
Compensation Expense	321	0.27	-	-
Depletion and Depreciation	14,918	12.74	4,191	8.40
Accretion	375	0.32	246	0.49
Future Income Taxes	3,351	2.86	2,303	4.62
Net Income	6,081	5.11	4,946	9.62

For the three months ended June 30, 2004 the depletion expense increased 371 percent to $9.9 million from $2.1 million. For the six months ended June 30, 2004 depletion expense increased 255 percent to $14.9 million from $4.2 million for the same period in 2003. The increase for both the three and six month periods is largely due to increased production. On a BOE basis, depletion for the three months ended June 30, 2004 increased to $14.00 from $7.84 in 2003 and to $12.74

from $8.40 for the six months ended June 30, 2003. The increase in BOE depletion charges is a result of the acquisition of the West Pembina properties and the higher cost of reserve additions.

Effective January 1, 2004, Fairborne retroactively adopted, with restatement of prior periods, a new accounting standard relating to asset retirement obligations. The effect of the adoption on income is presented below as increases (decreases):

Statement of Operations	Six-month Period ended June 30, 2004	Six-month Period ended June 30, 2003	Year ended December 31, 2003
Accretion expense	375	246	558
Depletion and depreciation on asset retirement costs	545	316	619
Future site restoration expense	(1,901)	(508)	(1,405)
Future income taxes	353	(20)	82
Net earnings impact	628	(34)	146

Fairborne's effective income tax rate is 37 percent consisting primarily of future income taxes. In 2004, Fairborne does not envision paying cash income taxes.

FUNDS GENERATED FROM OPERATIONS

The combination of production levels, commodity prices and expenses detailed above resulted in funds generated from operations of $25.0 million ($0.70 per share) for the six months ended June 30, 2004. With the inclusion of the acquisition of Case Resources Inc. as at July 27, 2004, present production is approximately 9,200 BOE per day and additional production of 1,500 BOE per day is to be connected in the next 60 days, therefore the level of funds generated should increase in the remaining six months of 2004.

SUBSEQUENT EVENTS

On July 27, 2004 Fairborne acquired all of the outstanding shares of Case Resources Inc. pursuant to an Arrangement Agreement dated June 25, 2004 between Case and Fairborne. As consideration for the transaction, Case shareholders received 0.0909 of a Fairborne common share for each Case common share held. Fairborne issued 5.4 million shares to acquire Case at a deemed value of approximately $51.5 million. In addition, $12.0 million of net debt was assumed.

On July 15, 2004 Fairborne entered into an agreement to issue and sell on a "bought deal" basis, 1,600,000 flow-through common shares of Fairborne at an issue price of $12.50 each, resulting in gross proceeds of $20,000,000. Proceeds of the offering are planned for Canadian exploration expenses on Fairborne's oil and natural gas properties and will be renounced to subscribers effective on or before December 31, 2004. Closing is scheduled to occur on or about August 10, 2004.

LIQUIDITY AND CAPITAL RESOURCES

Fairborne's capital program for the first six month of 2004 totaled $140.7 million including the acquisition of assets connected with the West Pembina acquisition as detailed in the following table:

Capital Expenditures

($ thousands)	For the three months ended June 30,		For the six months ended June 30,	
	2004	2003	2004	2003
Exploration and Development				
Land and Lease Acquisitions	$ 542	$2,037	$ 2,123	$2,223
Geological and Geophysical	5,712	164	7,086	1,311
Drilling, Completions and Workovers	6,996	1,159	17,574	3,565
Well Equipment and Facilities	7,554	253	13,106	1,110
Corporate Assets	152	46	201	51
	20,956	3,659	40,090	8,260
Acquisitions, net of Dispositions				
Acquisitions	28	-	111,240	-
Dispositions	(10,678)	-	(10,678)	-
	10,306	3,659	140,652	8,260

Expenditures for land and leases during the first quarter of 2004 combined with the West Pembina acquisition resulted in Fairborne holding 219,705 net acres of undeveloped land at June 30, 2004 with an average working interest of 65 percent. In the three months ended June 30, 2004 drilling expenditures resulted in a total of 12 (9.1 net) wells drilled resulting in 11 (8.1 net) natural gas wells and 1 (1.0 net) well was dry and abandoned for an overall net success rate of 89 percent. Fairborne operated all but one well in this program. The capital program for the second quarter was financed by funds generated from operations of $15.1 million. For the six months ended June 30, 2004, drilling expenditures resulted in a total of 54 (38.4 net) wells drilled resulting in 2 (2.0 net) crude oil wells, 47 (32.4 net) natural gas wells and 5 (4.0 net) wells were dry and abandoned for an overall success rate of 90 percent. The capital program for the six months ended June 30, 2004 was financed by funds generated from operations and additional bank debt.

Fairborne has a revolving demand loan based on a borrowing base determined by the Company's bankers. In connection with the acquisition of West Pembina properties, the bankers increased the line to $85 million and this was further increased to $105 million with the Case acquisition. The amount of the line drawn at June 30, 2004 is $76.2 million.

The capital budget for the remainder of 2004 totals $60 million. Fairborne anticipates utilizing funds generated from operations, bank borrowings and new equity issued to fund its capital and operating activities.

SHARE CAPITAL

During the first six months of 2004, Fairborne issued a total of 6,708,000 common shares, of these, 6,178,000 were issued in connection with the West Pembina acquisition and 530,000 were issued on exercise of share options. The following chart shows the common share equity outstanding

Equity Outstanding:

(thousands)	Three months ended June 30, 2004	Six months ended June 30, 2004
Common shares	39,036	39,036
Warrants	1,960	1,960
Stock Options	3,466	3,466
Weighted average shares outstanding for the period		
Basic	38,984	35,693
Diluted	41,955	38,558

BUSINESS ENVIRONMENT AND RISK

The business risks the Company is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Company. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to maximize opportunities;
- employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

[sc1]

Fairborne Energy Ltd.
Interim Consolidated Balance Sheets
($ thousands)

	June 30, 2004 *(unaudited)*	December 31 2003 (restated, see Note 1)
Assets		
Current assets		
Cash and cash equivalents	$306	$6,152
Accounts receivable	21,477	14,126
Prepaid expenses and deposits	1,968	1,997
	23,751	22,275
Fixed assets (Note 3)		
Petroleum and natural gas properties and equipment	273,097	127,666
Office furniture and equipment	1,044	843
Accumulated depletion and depreciation	(32,137)	(17,219)
	242,004	111,290
Goodwill	6,360	6,360
	$272,115	$139,925
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$32,377	$21,132
Equipment lease (Note 4)	-	2,573
Bank indebtedness (Note 5)	76,159	7,941
	108,536	31,646
Asset retirement obligations (Note 6)	11,503	6,165
Future income taxes	18,485	15,913
Shareholders' Equity		
Capital stock (Note 7)	114,086	73,040
Contributed surplus (Note 7)	594	331
Retained earnings	18,911	12,830
	133,591	86,201
Subsequent events (Note 9)	$272,115	$139,925

See accompanying notes to the interim consolidated financial statements

Fairborne Energy Ltd.
Interim Consolidated Statements of Operations and Retained Earnings

($ thousands, except per share amounts)

(Unaudited)	For the Three Months Ended June 30 2004	For the Three Months Ended June 30 2003	For the Six Months Ended June 30 2004	For the Six Months Ended June 30 2003
		(restated, see Note 1)		(restated, see Note 1)
Revenue				
Petroleum and natural gas	$ 29,756	$10,154	$ 48,185	$19,685
Less: Royalties	6,493	1,771	10,713	3,436
	23,263	8,383	37,472	16,249
Expenses				
Production	5,801	1,581	8,741	3,233
General and administrative	1,805	738	2,943	1,168
Interest	728	67	888	132
Accretion	239	133	375	246
Depletion and depreciation	9,935	2,085	14,918	4,191
	18,508	4,604	27,865	8,970
Income before taxes	4,755	3,779	9,607	7,279
Taxes				
Future income taxes	1,875	1,044	3,351	2,303
Capital taxes	94	12	175	30
	1,969	1,056	3,526	2,333
Net Income	2,786	2,723	6,081	4,946
Retained earnings beginning of period, as previously reported	16,125	4,668	12,830	2,438
Retained earnings adjustment, asset retirement obligation (Note 6)	-	27	-	34
Retained earnings, end of period	$ 18,911	$ 7,418	$ 18,911	$ 7,418
Net income per share (Note 7)				
Basic	$ 0.07	$ 0.14	$ 0.17	$ 0.25
Diluted	$ 0.07	$ 0.13	$ 0.16	$ 0.25

See accompanying notes to the interim consolidated financial statements.

Fairborne Energy Ltd.
Interim Consolidated Statements of Cash Flows
($ thousands)

(Unaudited)	For the Three Months Ended June 30 2004	For the Three Months Ended June 30 2003	For the Six Months Ended June 30 2004	For the Six Months Ended June 30 2003
Cash Provided by (used in):		(restated, see Note 1)		(restated, see Note 1)
Operating Activities				
Net income	$ 2,786	$2,723	$ 6,081	$4,946
Items not involving cash				
Depletion and depreciation	9,935	2,085	14,918	4,191
Compensation expense	248	-	321	-
Accretion	239	133	375	246
Future income taxes	1,875	1,044	3,351	2,303
	15,083	5,985	25,046	11,686
Asset retirement expenditures	-	(293)	(17)	(293)
Change in non-cash working capital	43	(1,038)	(10,970)	(1,503)
	15,126	4,654	14,059	9,890
Financing Activities				
Issuance of common shares net of costs	1,308	-	40,209	-
Equipment lease payments	(2,540)	(30)	(2,573)	(61)
Bank Indebtedness	2,485	-	68,218	-
	1,253	(30)	105,854	(61)
Investing Activities				
Capital expenditures	(20,956)	(3,659)	(40,090)	(8,260)
Dispositions	10,678	-	10,678	-
Acquisition of petroleum and natural gas properties (Note 2)	(28)	-	(111,240)	-
Change in non-cash working capital	(5,902)	459	14,893	174
	(16,208)	(3,200)	(125,759)	(8,086)
Change in cash and cash equivalents	171	1,424	(5,846)	1,743
Cash and cash equivalents, beginning of period	135	3,906	6,152	3,587
Cash and cash equivalents, end of period	$ 306	$ 5,330	$ 306	$ 5,330
Cash interest paid	728	67	888	132
Cash taxes paid	94	12	175	30

See accompanying notes to the interim consolidated financial statements.

Fairborne Energy Ltd.
Selected Notes to the Interim Consolidated Financial Statements

For the six months ended June 30, 2004 *(unaudited)*
(tabular amounts are stated in thousands of dollars except per share amount)

The interim financial statements of Fairborne Energy Ltd. (the "Company" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2003, except as noted below. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2003.

Note 1: Changes in accounting policies

Full Cost Accounting guideline
Effective January 1, 2004, Fairborne adopted a new Canadian accounting standard relating to full cost accounting for oil and gas entities. Fairborne places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Prior to adopting the new standards, the limit on aggregate carrying value of the petroleum and natural gas properties and equipment that may be carried forward for depletion against future revenues was based on the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less the estimated future costs for administration, financing, asset retirement obligations and income taxes.

There were no changes to net income, petroleum and natural gas properties and equipment or any other reported amounts in the financial statements as a result of adopting the standard.

Asset Retirement Obligations ("ARO")
Effective January 1, 2004, Fairborne retroactively adopted, with restatement of prior periods, a new accounting standard relating to asset retirement obligations.

Fairborne recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

Prior to adopting the standard, Fairborne recognized a provision for future site restoration costs over the life of the oil and gas properties and facilities using a unit of production method.

The effect of the adoption is presented below as increases (decreases):

Balance sheet	As at December 31, 2003	As at December 31, 2002
Net asset retirement costs, included in fixed assets	3,740	3,158
Asset retirement obligations	6,165	4,135
Accumulated provision for future site restoration	(2,764)	(1,086)
Future income taxes	122	40
Retained Earnings	217	69

Statement of operations	Six month Period ended June 30, 2004	Six month Period ended June 30, 2003	Year ended December 31, 2003
Accretion expense	375	246	558
Depletion and depreciation on asset retirement costs	545	316	619
Future site restoration expense	(1,901)	(508)	(1,405)
Future income taxes	353	(20)	82
Net earnings impact	628	(34)	146

Note 2: Acquisition of petroleum and natural gas properties

On March 31, 2004, the Company acquired certain petroleum and natural gas assets located in the West Pembina area of West Central Alberta. The acquisition has been accounted for by the purchase method. Details of the acquisition are as follows:

Net assets acquired:	
Petroleum and natural gas properties and equipment	$115,904
Asset retirement obligation	(4,664)
	$111,240

Consideration:	
Cash	$71,907
Cash from private placement of common shares	38,859
Transaction costs	474
	$111,240

Note 3: Petroleum and natural gas properties and equipment

Fairborne performed a ceiling test calculation at January 1, 2004 and June 30, 2004 to assess the recoverable value of petroleum and natural gas properties and equipment. The oil and gas future prices are based on the April 1, 2004 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Fairborne. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Fairborne's proved reserves exceeded the carrying value of petroleum and natural gas properties and equipment at January 1, 2004 and June 30, 2004.

Year	WTI Oil ($U.S./bbl)	Foreign Exchange Rate	Edmonton Light Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/mmbtu)
2004	34.25	0.75	40.86	6.62
2005	28.50	0.75	34.62	5.50
2006	26.25	0.75	32.26	5.14
2007	24.00	0.75	29.45	4.93
2008	23.50	0.75	29.41	4.93
2009-14	23.25	0.75	29.40	4.92

Escalate thereafter 1.5% per year

As at June 30, 2004, Fairborne has incurred all exploration expenditures to meet its December 9, 2003, flow through share commitment

Note 4: Equipment lease

The Company repaid the equipment lease in April 2004.

Note 5: Bank indebtedness

At June 30, 2004 the Company has available $85 million of demand operating credit facilities from two Canadian chartered banks subject to the bank's valuation of the petroleum and natural gas properties owned by the Company. The facilities bear interest at the bank's prime rate. At June 30, 2004 $76.2 million was drawn under the facilities. The scheduled review date of the facility is May 31, 2005 . The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement. On July 29, 2004, the two Canadian chartered banks increased the credit facilities to $105 million.

Note 6: Asset retirement obligations

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Company estimated the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $38.7 million which is scheduled to be incurred between 2014 and 2034. The majority of the costs are scheduled to be incurred between 2014 and 2020. A credit-adjusted risk-free interest rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

Asset retirement obligations (000's)	**Six month Period ended June 30, 2004**	**Year ended December 31, 2003**
Balance, beginning of period	6,165	4,135
Acquisition in the period	4,664	1,055
Liabilities incurred in period	316	1,200
Liabilities settled in period	(17)	(783)
Accretion expense	375	558
Balance, end of period	11,503	6,165

Note 7: Capital stock

a) Common shares

Common shares, issued and outstanding (000's)	Number	Amount
Balance, December 31, 2003	32,328	$ 73,040
Shares issued on exercise of options	530	1,363
Private placement of common shares for cash	6,178	41,084
Share issue costs	-	(2,180)
Future tax benefit of issue costs	-	779
Balance, June 30, 2004	39,036	114,086

b) Contributed surplus

(000's)	
Balance, December 31, 2003	$ 331
Options granted	321
Options exercised	(58)
Balance, June 30, 2004	$ 594

The weighted average fair value of stock options granted in 2004 was $1.84 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4 percent, expected volatility of 30 percent and expected life of 3 years.

c) Per share amounts

The following table summarizes the weighted average common shares used in calculating net income per share:

	For the Three Months Ended June 30, 2004	For the Three Months Ended June 30, 2003	For the Six Months Ended June 30, 2004	For the Six Months Ended June 30, 2003
Basic	38,984,482	19,750,000	35,692,522	19,750,000
Diluted	41,954,914	20,191,019	38,558,112	20,185,841

The reconciling items between the basic and diluted average common shares are outstanding stock options and outstanding warrants.

d) Stock options

There are 3,465,583 stock options outstanding at June 30, 2004 with a weighted average exercise price of $4.98 per option. The options expire between January 23, 2006 and June 8, 2009.

The following table sets forth a reconciliation of the stock option plan activity through to June 30, 2004:

	Number of Options	Weighted average exercise price
Balance December 31, 2003	2,861,049	$ 2.90
Granted	1,134,000	$9.07
Exercised	(529,466)	$2.47
Balance June 30, 2004	3,465,583	$4.98

The following table summarizes stock options outstanding under the plan at June 30, 2004:

Exercise Price	Options Outstanding	Remaining Term (years)	Options Exercisable
$ 1.75 - $ 1.84	45,729	1.6	45,729
$ 2.40 - $ 3.09	1,600,965	3.0	785,957
$ 3.42 -$ 4.76	378,000	3.8	125,999
$ 5.20 -$ 7.40	379,389	3.4	5,889
$ 8.00 -$ 10.35	1,061,500	4.7	-
	3,465,583	3.6	963,574

e) Warrants

There are 1,960,000 warrants to purchase common shares at $3.50 per share exercisable at any time prior to close of business on May 31, 2006.

Note 8: Financial Instruments

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers.

The following table summarizes the hedges outstanding at June 30, 2004:

Commodity	Period	Volume	Price
Crude Oil	July 1 to September 30, 2004	350 bbls/day	WTI US$32.25
Crude Oil	October 1 to December 31, 2004	500 bbls/day	WTI US$35.30
Crude Oil	October 1 to December 31, 2004	500 bbls/day	WTI US$35.00 - US$44.05
Crude Oil	January 1 to March 31, 2005	1,000 bbls/day	WTI US$34.70

The Company has sold forward US$1,039,000 of foreign exchange exposure at Cdn $1.3468 to US $1.00 (US $0.7425 to Cdn $1.00) from July 1, 2004 to September 30, 2004. At June 30, 2004 the estimated fair value of the foreign exchange contract was a nominal amount.

Note 9: Subsequent events

On July 27, 2004 the Company acquired all of the outstanding shares of Case Resources Inc. ("Case") pursuant to an Arrangement Agreement dated June 25, 2004 between Case and Fairborne. As consideration for the transaction, Case shareholders received 0.0909 of a Fairborne common share for each Case common share held. Fairborne issued 5.4 million shares to acquire Case at a deemed value of approximately $51.5 million. In addition, $12 million of net debt was assumed.

On July 15, 2004 Fairborne entered into an agreement to issue and sell on a "bought deal" basis, 1,600,000 flow-through common shares of Fairborne at an issue price of $12.50 each, resulting in gross proceeds of $20,000,000. Proceeds of the offering are planned for Canadian exploration expenses on Fairborne's oil and natural gas properties and will be renounced to subscribers effective on or before December 31, 2004. Closing is scheduled to occur on or about August 10, 2004.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ROBERT A. MAITLAND, Vice-President, Finance and Chief Financial Officer of Fairborne Energy Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Ltd., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 6, 2004



Robert A. Maitland
Vice-President, Finance and
Chief Financial Officer
Fairborne Energy Ltd.

FORM 52-109FT2

RECEIVED
2005 FEB 15 P 3:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, RICHARD A. WALLS, President and Chief Executive Officer of Fairborne Energy Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Ltd., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 6, 2004



Richard A. Walls
President and Chief Executive Officer
Fairborne Energy Ltd.

PRESS RELEASE

FAIRBORNE ENERGY LTD. COMPLETES FLOW-THROUGH FINANCING

August 10, 2004
Calgary, Alberta

Fairborne Energy Ltd. ("Fairborne") (TSX: FEL) is pleased to announce that it has closed its previously announced offering of 1,600,000 flow-through common shares at $12.50 per share through an underwriting syndicate led by Peters & Co. Limited and including Sprott Securities Inc., FirstEnergy Capital Corp., GMP Securities Ltd. and Canaccord Capital Corporation for total gross proceeds of $20,000,000.

After giving effect to the offering, Fairborne has 46.1 million common shares issued and outstanding.

Proceeds of the offering will be used to incur Canadian exploration expenses in connection with exploration activities on Fairborne's oil and natural gas properties and will be renounced to subscribers effective on or before December 31, 2004. Fairborne has identified numerous opportunities to expand its 2004 capital budget and will use the proceeds from this issue for that purpose. Fairborne's 2004 capital budget has been increased from $80 million to $100 million including drilling over 100 wells.

Fairborne is a publicly traded company with its head office in Calgary and is engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Western Canada.

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax: (403) 290-7751
rmaitland@fairborne-energy.com

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is provided by the management of Fairborne Energy Ltd. ("Fairborne" or the "Company") to review second quarter 2004 activities and the results as compared to the previous period. This MD&A should be read in conjunction with the unaudited consolidated interim financial statements for the six months ended June 30, 2004 and 2003 and the audited consolidated financial statements for the year ended December 31, 2003.

Fairborne was incorporated as a private company and commenced active operations in June, 2002 and became a publicly traded company in 2003. The Company maintains its head office in Calgary and is engaged in the business of exploring for, developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. Within these selected areas, the Company develops a portfolio of exploration and development prospects.

Per barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

This document contains the term "funds generated from operations", which should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairborne also presents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of income per share.

Significant Accounting Policies

Use of Estimates

The amounts for depletion and depreciation of petroleum and natural gas properties and equipment and the asset retirement obligations are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset Retirement Obligations

The Company retroactively adopted the new accounting standard for asset retirement obligations at January 1, 2004. All existing reclamation and abandonment liabilities were reversed and the new standard was set up with prior years being restated. The asset retirement obligation was measured and recorded at fair market value with a corresponding increase in oil and gas properties. The asset retirement obligation increases over time with a corresponding accretion expense until the obligations are settled.

Full Cost Accounting for Oil and Gas

The Company adopted the revised full cost method of accounting for oil and gas as outlined in Accounting Guideline 16, which includes limiting the carrying value of oil and gas properties to their estimated fair value. The fair value is estimated to be the future cash flow from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This

differs from the prior ceiling test calculation that used undiscounted cash flows and constant prices, adjusted for general and administrative and financing costs.

Selected Financial Information

The following table sets forth selected financial information of the company for the period indicated:

($ thousands except per share amounts)	Six months ended June 30 2004	Six months ended June 30 2003
		(restated)
Petroleum and natural gas sales, before royalties	**48,185**	19,685
Funds generated from operations	**25,046**	11,686
Per share – basic	**$ 0.70**	$ 0.59
Per share – diluted	**$ 0.64**	$ 0.58
Net income	**6,081**	4,946
Per share – basic	**$ 0.17**	$ 0.25
Per share – diluted	**$ 0.16**	$ 0.25
Total assets	**272,115**	60,629
Debt including working capital deficit	**84,785**	Nil

Quarterly Financial Information

The following is a summary of selected financial information for the quarterly periods indicated:

($ thousands, except per share amounts)	**June 30, 2004**	**March 31, 2004**	Dec 31, 2003	Sept 30, 2003
			(restated)	*(restated)*
Petroleum and natural gas sales, before royalties	**29,756**	**18,429**	15,492	15,711
Funds generated from operations	**15,083**	**9,963**	8,407	9,056
Per share – basic	**$ 0.39**	**$ 0.31**	$ 0.27	$ 0.30
Per share – diluted	**$ 0.36**	**$ 0.28**	$ 0.21	$ 0.30
Net income	**2,786**	**3,295**	2,344	3,019
Per share – basic	**$ 0.07**	**$ 0.10**	$ 0.06	$ 0.09
Per share – diluted	**$ 0.07**	**$ 0.09**	$ 0.05	$ 0.09
Total assets	**272,115**	**266,338**	139,925	124,928
Debt including working capital deficit	**84,785**	**90,870**	9,371	17,643

($ thousands, except per share amounts)	June 30, 2003	Mar 31, 2003	Dec 31, 2002	Sept 30, 2002
	(restated)	*(restated)*	*(restated)*	*(restated)*
Petroleum and natural gas sales, before royalties	10,154	9,531	8,368	6,084
Funds generated from operations	5,985	5,701	4,396	3,411
Per share – basic	$ 0.30	$ 0.29	$ 0.22	$ 0.17
Per share – diluted	$ 0.30	$ 0.29	$ 0.22	$ 0.17
Net income	2,723	2,222	1,316	902
Per share – basic	$ 0.14	$ 0.11	$ 0.06	$ 0.05
Per share – diluted	$ 0.13	$ 0.11	$ 0.06	$ 0.05
Total assets	60,629	55,769	51,544	51,652
Debt including working capital deficit	Nil	Nil	Nil	Nil

Production

Crude oil and NGL production averaged 2,733 bbls/day and natural gas averaged 30.4 million cubic feet ("Mmcf") per day for a total of 7,801 BOE/day for the quarter ended June 30, 2004. This compares favorably with the 2,922 BOE per day recorded in the second quarter of 2003 and represents a 167 percent increase in average production.

Crude oil and NGL production averaged 2,414 bbls/day and natural gas averaged 24.1 million cubic feet ("Mmcf") per day for a total of 6,436 BOE/day for the six months ended June 30, 2004. Similarly this compares favorably with the 2,758 BOE per day recorded in the first six months of 2003 and represents a 133 percent increase in average production.

In comparing the average production volumes in the two periods, it is important to consider the effect of the acquisition of Pivotal Energy Ltd. ("Pivotal") completed on July 2, 2003 which resulted in an approximate 50 percent increase in Fairborne's productive capability at that time and to consider the effect of the acquisition of the West Pembina assets completed on March 31, 2004 which resulted in an additional 3,150 BOE per day of production in the second quarter of 2004. Production during the quarter was negatively impacted by 300 BOE per day in the Basset Lake area due to liquid loading problems and the need for additional facilities and by 200 BOE per day due to operational problems at the non-operated West Pembina gas plant.

Fairborne's drilling program has been more focused on adding volumes of natural gas and, as such, the production mix in the second quarter of 2004 is 65 percent natural gas compared to 41 percent natural gas in the same period in 2003. The West Pembina properties presently produce approximately 74 percent natural gas, which further strengthens Fairborne as a natural gas producer.

Commodity Prices

Fairborne's crude oil and NGL price averaged $44.63 per barrel during the quarter ended June 30, 2004 compared to $35.69 during the quarter ended June 30, 2003. In the first six months of 2004 the crude oil and NGL price averaged $42.90 which was higher than the $38.15 in the first six months of 2003. Fairborne's natural gas prices were consistent quarter over quarter. For the three months ended June 30, 2004 the natural gas price was $6.74 and $6.75 for the same period in 2003. For the six months ended June 30, 2004 the natural gas price was $6.68 and $6.76 for the six months ended June 30, 2003. Commodity prices for crude oil and natural gas are both maintaining these high levels and the outlook for future prices is expected to be high by historical standards.

Hedging Activities

When Fairborne hedges oil and gas prices, the hedging strategy is intended to provide certainty to cash flow by fixing the price on a portion of the production portfolio. During the three months ended June 30, 2004 Fairborne did not have any natural gas production hedged however an average of 700 barrels per day (28 percent) of crude oil production was hedged. Hedging in the three months ended June 30, 2004 reduced Fairborne's crude oil price received by $3.21. During the first six months of 2004, Fairborne hedged an average of 700 barrels per day (31 percent of total crude oil production) and 1,920 Mmcf per day (9 percent of natural gas production). Hedging activity in the first half of 2004 reduced the crude oil price received by $2.80 per barrel and increased the natural gas price received by $0.03 per Mcf.

In addition, Fairborne has hedged U.S. $1,039,000 of foreign exchange exposure at Cdn $1.3468 to U.S. $1.00 (U.S. $0.7425 to Cdn $1.00). At June 30, 2004 the estimated fair value of the foreign exchange contract is a nominal amount.

Production Revenue

For the three months ended June 30, 2004, revenues increased 193 percent to $29.8 million from $10.2 million for the same period in 2003 due mainly to higher production volumes combined with higher prices for crude oil and NGL's.

Similarly, for the six months ended June 30, 2004, revenues increased 145 percent to $48.2 million from $19.7 million for the same period in 2003.

	Three months ended June 30		Three months ended June 30	
($ thousands, except per unit amounts)	**2004**	**$/Unit**	2003	$/Unit
Natural gas	**18,652**	**6.74**	4,474	6.75
Oil and NGL	**11,104**	**44.63**	5,680	35.69
Total revenue	**29,756**	**41.91**	10,154	38.18

	Six months ended June 30		Six months ended June 30	
($ thousands, except per unit amounts)	**2004**	**$/Unit**	2003	$/Unit
Natural gas	**29,339**	**6.68**	7,884	6.76
Oil and NGL	**18,846**	**42.90**	11,801	38.15
Total revenue	**48,185**	**41.06**	19,685	39.14

Royalties

Royalties consist of payments made to the Alberta government, freehold landowners and overriding royalty owners. Some of the Fairborne properties are located on freehold land on which royalty rates tend to be lower. For the three months ended June 30, 2004 the royalty rate was 21.8 percent, 4.4 percent higher than the royalty rate of 17.4 percent for the three months ended June 30, 2003. For the six months ended June 30, 2004 royalties totaled $10.7 million which is an overall royalty rate of 22.2 percent. For the same period in 2003 royalties were $3.4 million and the overall royalty rate was 17.4 percent. The increase in the rate is due to the addition of the Pivotal properties which were not added until the third quarter of 2003. The royalty rate for the remainder of 2004 is expected to average about 22 percent and has remained constant with the addition of the West Pembina properties.

Expenses

Fairborne operates in excess of 95 percent of its production and consequently maintains a high degree of control over operating costs. Operating costs were $8.17 per BOE or $5.8 million in total during the three months ended June 30, 2004 compared to $5.95 per BOE or $1.6 million during the same period in 2003. For the six months ended June 30, 2003 operating costs were $7.46 per BOE or $8.7 million compared to $6.47 per BOE or $3.2 million during the same period in 2003. Quarter over quarter this is an increase of 17 percent due mainly to the addition of the West Pembina assets which were not included in operating costs until April of 2004 as well as operational problems at both West Pembina and Basset Lake. For the remainder of 2004 operating costs per unit are expected to trend lower as operational difficulties are reduced and production levels increase.

During the second quarter of 2003, general and administrative expenses were $1.8 million or $2.54 per BOE in comparison to the first quarter of 2003 whereby general and administrative costs were $0.7 million or $2.77 per BOE. In the first six months of the year, general and administrative expenses were $2.9 million or $2.51 per BOE compared to $1.2 million or $2.34 per BOE in the first six months of 2003. As the Company grows and adds staff connected with the additional requirement of operating the

West Pembina production, these costs will increase on an absolute basis but Fairborne does anticipate reducing these costs, on a BOE basis.

Interest for the three months ended June 30, 2004 increased to $0.7 million compared to $0.1 million during the same period in 2003. Interest for the six months ended June 30, 2004 increased to $0.9 million compared to $0.1 million during the same period in 2003. This increase is the result of higher average debt associated with the purchase of the West Pembina assets during the period compared to 2003.

Funds Generated from Operations and Net Income

	Three months ended June 30		Three months ended June 30	
($ thousands, except per BOE amounts)	2004	$/BOE	2003	$/BOE
				(restated)
Production revenue	29,756	41.91	10,154	38.18
Royalties	6,493	9.15	1,771	6.66
	23,263	32.76	8,383	31.52
Operating expenses	5,801	8.17	1,581	5.95
	17,462	24.59	6,802	25.57
General & administrative (Net of non-cash compensation expense)	1,557	2.19	738	2.77
Interest	728	1.03	67	0.25
Capital taxes	94	0.13	12	0.05
Funds generated from operations	15,083	21.24	5,985	22.50
Compensation expense	248	0.35	–	–
Depletion and depreciation	9,935	14.00	2,085	7.84
Accretion	239	0.34	133	0.50
Future income taxes	1,875	2.64	1,044	3.93
Net income	2,786	3.91	2,723	10.23

	Six Months Ended June 30		Six Months Ended June 30	
($ thousands, except per BOE amounts)	2004	$/BOE	2003	$/BOE
				(restated)
Production revenue	48,185	41.06	19,685	39.14
Royalties	10,713	9.15	3,436	6.88
	37,472	31.91	16,249	32.26
Operating expenses	8,741	7.46	3,233	6.47
	28,731	24.45	13,016	25.79
General & administrative (Net of non-cash compensation expense)	2,622	2.24	1,168	2.34
Interest	888	0.76	132	0.26
Capital taxes	175	0.15	30	0.06
Funds generated from operations	25,046	21.30	11,686	23.13
Compensation expense	321	0.27	–	–
Depletion and depreciation	14,918	12.74	4,191	8.40
Accretion	375	0.32	246	0.49
Future income taxes	3,351	2.86	2,303	4.62
Net income	6,081	5.11	4,946	9.62

For the three months ended June 30, 2004 depletion expense increased 371 percent to $9.9 million from $2.1 million. For the six months ended June 30, 2004 depletion expense increased 255 percent to $14.9 million from $4.2 million for the same period in 2003. The increase for both the three and six month periods is largely due to increased production. On a BOE basis, depletion for the three months ended June 30, 2004 increased to $14.00 from $7.84 in 2003 and to $12.74 from $8.40 for the six months ended June 30, 2003. The increase in BOE depletion charges is a result of the acquisition of the West Pembina properties and the higher cost of reserve additions.

Effective January 1, 2004, Fairborne retroactively adopted, with restatement of prior periods, a new accounting standard relating to asset retirement obligations. The effect of the adoption on income is presented below as increases (decreases):

Statement of Operations

($ thousands)	**Six month period ended June 30 2004**	Six month period ended June 30 2003	Year ended Dec. 31 2003
Accretion expense	375	246	558
Depletion and depreciation on asset retirement costs	545	316	619
Future site restoration expense	(1,901)	(508)	(1,405)
Future income taxes	353	(20)	82
Net earnings impact	628	(34)	146

Fairborne's effective income tax rate is 37 percent consisting primarily of future income taxes. In 2004, Fairborne does not envision paying cash income taxes.

Funds Generated from Operations

The combination of production levels, commodity prices and expenses detailed above resulted in funds generated from operations of $25.0 million ($0.70 per share) for the six months ended June 30, 2004. With the inclusion of the acquisition of Case Resources Inc. ("Case") as at July 27, 2004, present production is approximately 9,200 BOE per day and additional production of 1,500 BOE per day is to be connected in the next 60 days, therefore the level of funds generated should increase in the remaining six months of 2004.

Subsequent Events

On July 27, 2004 Fairborne acquired all of the outstanding shares of Case pursuant to an Arrangement Agreement dated June 25, 2004 between Case and Fairborne. As consideration for the transaction, Case shareholders received 0.0909 of a Fairborne common share for each Case common share held. Fairborne issued 5.4 million shares to acquire Case at a deemed value of approximately $51.5 million. In addition, $12.0 million of net debt was assumed.

On July 15, 2004 Fairborne entered into an agreement to issue and sell on a "bought deal" basis, 1,600,000 flow-through common shares of Fairborne at an issue price of $12.50 each, resulting in gross proceeds of $20,000,000. Proceeds of the offering are planned for Canadian exploration expenses on Fairborne's oil and natural gas properties and will be renounced to subscribers effective on or before December 31, 2004. Closing is scheduled to occur on or about August 10, 2004.

Liquidity and Capital Resources

Fairborne's capital program for the first six month of 2004 totaled $140.7 million including the acquisition of assets connected with the West Pembina acquisition as detailed in the following table:

Capital Expenditures

	For the three months ended June 30		For the six months ended June 30	
($ thousands)	**2004**	2003	**2004**	2003
Exploration and development expenditures				
Land and lease acquisitions	542	2,037	2,123	2,223
Geological and geophysical	**5,712**	164	**7,086**	1,311
Drilling, completions and workovers	**6,996**	1,159	**17,574**	3,565
Well equipment and facilities	**7,554**	253	**13,106**	1,110
Corporate assets	**152**	46	**201**	51
	20,956	3,659	**40,090**	8,260
Acquisitions, net of dispositions				
Acquisitions	**28**	–	**111,240**	–
Dispositions	**(10,678)**	–	**(10,678)**	–
	10,306	3,659	**140,652**	8,260

Expenditures for land and leases during the first half of 2004 combined with the West Pembina acquisition resulted in Fairborne holding 219,705 net acres of undeveloped land at June 30, 2004 with an average working interest of 65 percent. In the three months ended June 30, 2004 drilling expenditures resulted in a total of 12 (9.1 net) wells drilled resulting in 11 (8.1 net) natural gas wells and 1 (1.0 net) well was dry and abandoned for an overall net success rate of 89 percent. Fairborne operated all but one well in this program.

The capital program for the second quarter was financed by funds generated from operations of $15.1 million. For the six months ended June 30, 2004, drilling expenditures resulted in a total of 54 (38.4 net) wells drilled resulting in 2 (2.0 net) crude oil wells, 47 (32.4 net) natural gas wells and 5 (4.0 net) wells were dry and abandoned for an overall success rate of 91 percent. The capital program for the six months ended June 30, 2004 was financed by funds generated from operations and additional bank debt.

Fairborne has a revolving demand loan based on a borrowing base determined by the Company's bankers. In connection with the acquisition of West Pembina properties, the bankers increased the line to $85 million and this was further increased to $105 million with the Case acquisition. The amount of the line drawn at June 30, 2004 is $76.2 million.

The capital budget for the remainder of 2004 totals $60 million. Fairborne anticipates utilizing funds generated from operations, bank borrowings and new equity issued to fund its capital and operating activities.

Share Capital

During the first six months of 2004, Fairborne issued a total of 6,708,000 common shares, of these, 6,178,000 were issued in connection with the West Pembina acquisition and 530,000 were issued on exercise of share options. The following chart shows the common share equity outstanding.

Equity Outstanding:

(thousands)	Three months ended June 30, 2004	Six months ended June 30, 2004
Common shares	39,036	39,036
Warrants	1,960	1,960
Stock options	3,466	3,466
Weighted average shares outstanding for the period		
Basic	38,984	35,693
Diluted	41,955	38,558

Business Environment and Risk

The business risks the Company is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Company. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to maximize opportunities;
- employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Balance Sheets

($ thousands)		June 30, 2004	December 31, 2003
		(unaudited)	(restated, see Note 1)
Assets			
Current assets			
Cash and cash equivalents		$ 306	$ 6,152
Accounts receivable		21,477	14,126
Prepaid expenses and deposits		1,968	1,997
		23,751	22,275
Fixed assets	(Note 3)		
Petroleum and natural gas properties and equipment		273,097	127,666
Office furniture and equipment		1,044	843
Accumulated depletion and depreciation		(32,137)	(17,219)
		242,004	111,290
Goodwill		6,360	6,360
		$ 272,115	$ 139,925
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities		$ 32,377	$ 21,132
Equipment lease	(Note 4)	–	2,573
Bank indebtedness	(Note 5)	76,159	7,941
		108,536	31,646
Asset retirement obligations	(Note 6)	11,503	6,165
Future income taxes		18,485	15,913
Shareholders' Equity			
Capital stock	(Note 7)	114,086	73,040
Contributed surplus	(Note 7)	594	331
Retained earnings		18,911	12,830
		133,591	86,201
Subsequent events	(Note 9)	$ 272,115	$ 139,925

See accompanying notes to the interim consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Statements of Operations and Retained Earnings

(Unaudited) ($ thousands, except per share amounts)		For the three months ended June 30 2004	2003 *(restated, see Note 1)*	For the six months ended June 30 2004	2003 *(restated, see Note 1)*
Revenue					
Petroleum and natural gas		$ 29,756	$ 10,154	$ 48,185	$ 19,685
Less: Royalties		6,493	1,771	10,713	3,436
		23,263	8,383	37,472	16,249
Expenses					
Production		5,801	1,581	8,741	3,233
General and administrative		1,805	738	2,943	1,168
Interest		728	67	888	132
Accretion		239	133	375	246
Depletion and depreciation		9,935	2,085	14,918	4,191
		18,508	4,604	27,865	8,970
Income before taxes		4,755	3,779	9,607	7,279
Taxes					
Future income taxes		1,875	1,044	3,351	2,303
Capital taxes		94	12	175	30
		1,969	1,056	3,526	2,333
Net income		2,786	2,723	6,081	4,946
Retained earnings beginning of period, as previously reported		16,125	4,668	12,830	2,438
Retained earnings adjustment, asset retirement obligation	*(Note 6)*	–	27	–	34
Retained earnings, end of period		$ 18,911	$ 7,418	$ 18,911	$ 7,418
Net income per share	*(Note 7)*				
Basic		$ 0.07	$ 0.14	$ 0.17	$ 0.25
Diluted		$ 0.07	$ 0.13	$ 0.16	$ 0.25

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Statements of Cash Flows

(Unaudited) ($ thousands, except per share amounts)	For the three months ended June 30 2004	For the three months ended June 30 2003	For the six months ended June 30 2004	For the six months ended June 30 2003
		(restated, see Note 1)		*(restated, see Note 1)*
Operating activities				
Net income	$ 2,786	$ 2,723	$ 6,081	$ 4,946
Items not involving cash				
Depletion and depreciation	9,935	2,085	14,918	4,191
Compensation expense	248	–	321	–
Accretion	239	133	375	246
Future income taxes	1,875	1,044	3,351	2,303
	15,083	5,985	25,046	11,686
Asset retirement expenditures	–	(293)	(17)	(293)
Change in non-cash working capital	43	(1,038)	(10,970)	(1,503)
	15,126	4,654	14,059	9,890
Financing activities				
Issuance of common shares net of costs	1,308	–	40,209	–
Equipment lease payments	(2,540)	(30)	(2,573)	(61)
Bank indebtedness	2,485	–	68,218	–
	1,253	(30)	105,854	(61)
Investing activities				
Capital expenditures	(20,956)	(3,659)	(40,090)	(8,260)
Dispositions	10,678	–	10,678	–
Acquisition of petroleum and natural gas properties *(Note 2)*	(28)	–	(111,240)	–
Change in non-cash working capital	(5,902)	459	14,893	174
	(16,208)	(3,200)	(125,759)	(8,086)
Change in cash and cash equivalents	171	1,424	(5,846)	1,743
Cash and cash equivalents, beginning of period	135	3,906	6,152	3,587
Cash and cash equivalents, end of period	$ 306	$ 5,330	$ 306	$ 5,330
Cash interest paid	728	67	888	132
Cash taxes paid	94	12	175	30

See accompanying notes to the interim consolidated financial statements.



SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2004 (unaudited)
(tabular amounts are stated in thousands of dollars except per share amounts)

The interim financial statements of Fairborne Energy Ltd. (the "Company" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2003, except as noted below. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2003.

NOTE 1: CHANGES IN ACCOUNTING POLICIES

Full Cost Accounting guideline

Effective January 1, 2004, Fairborne adopted a new Canadian accounting standard relating to full cost accounting for oil and gas entities. Fairborne places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Prior to adopting the new standards, the limit on aggregate carrying value of the petroleum and natural gas properties and equipment that may be carried forward for depletion against future revenues was based on the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less the estimated future costs for administration, financing, asset retirement obligations and income taxes.

There were no changes to net income, petroleum and natural gas properties and equipment or any other reported amounts in the financial statements as a result of adopting the standard.

Asset Retirement Obligations ("ARO")

Effective January 1, 2004, Fairborne retroactively adopted, with restatement of prior periods, a new accounting standard relating to asset retirement obligations.

Fairborne recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

Prior to adopting the standard, Fairborne recognized a provision for future site restoration costs over the life of the oil and gas properties and facilities using a unit of production method.

The effect of the adoption is presented below as increases (decreases):

BALANCE SHEET *($ thousands)*	**As at December 31, 2003**	As at December 31, 2002
Net asset retirement costs, included in fixed assets	**3,740**	3,158
Asset retirement obligations	**6,165**	4,135
Accumulated provision for future site restoration	**(2,764)**	(1,086)
Future income taxes	**122**	40
Retained earnings	**217**	69

STATEMENT OF OPERATIONS *($ thousands)*	**Six month period ended June 30, 2004**	Six month period ended June 30, 2003	Year ended December 31, 2003
Accretion expense	**375**	246	558
Depletion and depreciation on asset retirement costs	**545**	316	619
Future site restoration expense	**(1,901)**	(508)	(1,405)
Future income taxes	**353**	(20)	82
Net earnings impact	**628**	(34)	146

NOTE 2: ACQUISITION OF PETROLEUM AND NATURAL GAS PROPERTIES

On March 31, 2004, the Company acquired certain petroleum and natural gas assets located in the West Pembina area of West Central Alberta. The acquisition has been accounted for by the purchase method. Details of the acquisition are as follows:

Net assets acquired: *($ thousands)*	
Petroleum and natural gas properties and equipment	**115,904**
Asset retirement obligation	**(4,664)**
	111,240
Consideration: *($ thousands)*	
Cash	**71,907**
Cash from private placement of common shares	**38,859**
Transaction costs	**474**
	111,240

NOTE 3: PETROLEUM AND NATURAL GAS PROPERTIES AND EQUIPMENT

Fairborne performed a ceiling test calculation at January 1, 2004 and June 30, 2004 to assess the recoverable value of petroleum and natural gas properties and equipment. The oil and gas future prices are based on the April 1, 2004 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Fairborne. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Fairborne's proved reserves exceeded the carrying value of petroleum and natural gas properties and equipment at January 1, 2004 and June 30, 2004.

Year	WTI Oil ($US/bbl)	Foreign Exchange Rate	Edmonton Light Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/mmBtu)
2004	34.25	0.75	40.86	6.62
2005	28.50	0.75	34.62	5.50
2006	26.25	0.75	32.26	5.14
2007	24.00	0.75	29.45	4.93
2008	23.50	0.75	29.41	4.93
2009-14	23.25	0.75	29.40	4.92
Escalate thereafter 1.5% per year				

As at June 30, 2004, Fairborne has incurred all exploration expenditures to meet its December 9, 2003, flow through share commitment.

Note 4: Equipment Lease

The Company repaid the equipment lease in April 2004.

Note 5: Bank Indebtedness

At June 30, 2004 the Company has available $85 million of demand operating credit facilities from two Canadian chartered banks subject to the bank's valuation of the petroleum and natural gas properties owned by the Company. The facilities bear interest at the bank's prime rate. At June 30, 2004 $76.2 million was drawn under the facilities. The scheduled review date of the facility is May 31, 2005. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement. On July 29, 2004, the two Canadian chartered banks increased the credit facilities to $105 million.

Note 6: Asset Retirement Obligations

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Company estimated the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $38.7 million which is scheduled to be incurred between 2014 and 2034. The majority of the costs are scheduled to be incurred between 2014 and 2020. A credit-adjusted risk-free interest rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

Asset retirement obligations *($ thousands)*	**Six month period ended March 31, 2004**	Year ended December 31, 2003
Balance, beginning of period	**6,165**	4,135
Acquisition in the period	**4,664**	1,055
Liabilities incurred in period	**316**	1,200
Liabilities settled in period	**(17)**	(783)
Accretion expense	**375**	558
Balance, end of period	**11,503**	6,165

Note 7: Capital Stock

a) *Common shares*

Common shares, issued and outstanding

(thousands)	Number		Amount
Balance, December 31, 2003	32,328	$	73,040
Shares issued on exercise of options	530		1,363
Private placement of common shares for cash	6,178		41,084
Share issue costs	–		(2,180)
Future tax benefit of issue costs	–		779
Balance, June 30, 2004	39,036	$	114,086

b) *Contributed surplus*

(thousands)		
Balance, December 31, 2003	$	331
Options granted		321
Options exercised		(58)
Balance, June 30, 2004	$	594

The weighted average fair value of stock options granted in 2004 was $1.84 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of four percent, expected volatility of 30 percent and expected life of three years.

c) *Per share amounts*

The following table summarizes the weighted average common shares used in calculating net income per share:

	For the three months ended June 30, 2004	For the three months ended June 30, 2003	**For the six months ended June 30, 2004**	For the six months ended June 30, 2003
Basic	**38,984,482**	19,750,000	**35,692,522**	19,750,000
Diluted	**41,954,914**	20,191,019	**38,558,112**	20,185,841

The reconciling items between the basic and diluted average common shares are outstanding stock options and outstanding warrants.

d) *Stock options*

There are 3,465,583 stock options outstanding at June 30, 2004 with a weighted average exercise price of $4.98 per option. The options expire between January 23, 2006 and June 8, 2009.

The following table sets forth a reconciliation of the stock option plan activity through to June 30, 2004:

	Number of Options		Weighted average exercise price
Balance December 31, 2003	2,861,049	$	2.90
Granted	1,134,000	$	9.07
Exercised	(529,466)	$	2.47
Balance June 30, 2004	3,465,583	$	4.98

The following table summarizes stock options outstanding under the plan at June 30, 2004:

Exercise Price	Options outstanding	Remaining term (years)	Options exercisable
$ 1.75 – $ 1.84	45,729	1.6	45,729
$ 2.40 – $ 3.09	1,600,965	3.0	785,957
$ 3.42 – $ 4.76	378,000	3.8	125,999
$ 5.20 – $ 7.40	379,389	3.4	5,889
$ 8.00 – $10.35	1,061,500	4.7	–
	3,465,583	3.6	963,574

e) Warrants

There are 1,960,000 warrants to purchase common shares at $3.50 per share exercisable at any time prior to close of business on May 31, 2006.

Note 8: Financial Instruments

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers.

The following table summarizes the hedges outstanding at June 30, 2004:

Commodity	Period	Volume	Price
Crude Oil	July 1 to September 30, 2004	350 bbls/day	WTI US$32.25
Crude Oil	October 1 to December 31, 2004	500 bbls/day	WTI US$35.30
Crude Oil	October 1 to December 31, 2004	500 bbls/day	WTI US$35.00 - US$44.05
Crude Oil	January 1 to March 31, 2005	1,000 bbls/day	WTI US$34.70

The Company has sold forward US$1,039,000 of foreign exchange exposure at Cdn $1.3468 to US $1.00 (US $0.7425 to Cdn $1.00) from July 1, 2004 to September 30, 2004. At June 30, 2004 the estimated fair value of the foreign exchange contract was a nominal amount.

Note 9: Subsequent Events

On July 27, 2004 the Company acquired all of the outstanding shares of Case Resources Inc. ("Case") pursuant to an Arrangement Agreement dated June 25, 2004 between Case and Fairborne. As consideration for the transaction, Case shareholders received 0.0909 of a Fairborne common share for each Case common share held. Fairborne issued 5.4 million shares to acquire Case at a deemed value of approximately $51.5 million. In addition, $12 million of net debt was assumed.

On July 15, 2004 Fairborne entered into an agreement to issue and sell on a "bought deal" basis, 1,600,000 flow-through common shares of Fairborne at an issue price of $12.50 each, resulting in gross proceeds of $20,000,000. Proceeds of the offering are planned for Canadian exploration expenses on Fairborne's oil and natural gas properties and will be renounced to subscribers effective on or before December 31, 2004. Closing is scheduled to occur on or about August 10, 2004.



Computershare Trust Company of Canada
Sixth Floor
530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8
Telephone 403-267-6800
Facsimile 403-267-6529
www.computershare.com

August 16, 2004

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
TSX

Dear Sirs:

Subject: Fairborne Energy Ltd.

We confirm that the following material was sent by pre-paid mail on August 16, 2004 to the registered shareholders of the common shares of the subject Corporation:

1. Quarterly Report to the Shareholders for the six months ended June 30, 2004

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

"signed by"

Robyn Hall
Mailing Professional
ClientServicesMailings@Computershare.com

cc: Fairborne Energy Ltd.
Attention: Robert Maitland

Tw/16931


FAIRBORNE ENERGY LTD.

For Immediate Release – August 17, 2004

Fairborne Promotes Two New Vice Presidents

Fairborne Energy Ltd. is pleased to announce the appointment of Gary Poirier as Vice President, Production and David Cymbalisty as Vice President, Engineering.

Gary Poirier is a professional engineer with 17 years of experience in the oil and gas industry and has been with Fairborne since its inception in May, 2002 as Manager of Engineering and Operations. Gary will assume overall responsibility for Fairborne's oil and gas production which is scheduled to reach between 10,500 and 11,000 BOE per day by this fall.

David Cymbalisty is a professional engineer with 19 years of experience in the oil and gas industry and he joined Fairborne as Manager of Drilling and Completions from Pivotal Energy Ltd, which Fairborne purchased in July, 2003. Dave will assume overall responsibility for drilling, completions and property exploitation.

Richard Walls, President and CEO stated "Fairborne's rapid growth is in part due to the effort and dedication of individuals like Gary and David. We are pleased to have individuals of this caliber to strengthen our executive team."

Fairborne's management team consists of the following individuals:

Richard A. Walls	President and Chief Executive Officer
Engineering and Operations	
David L. Summers	Vice President, Operations and Chief Operating Officer
Gary F. Poirier	Vice President, Production
David S. Cymbalisty	Vice President, Engineering
Exploration	
Steven R. VanSickle	Senior Vice President, Exploration
David E. T. Pyke	Vice President, Land
James E. Young	Vice President, Exploration
Finance and Administration	
Robert A. Maitland	Vice President, Finance and Chief Financial Officer
Sydelle L. Capes	Controller

Fairborne is a crude oil and natural gas exploration, development and production company headquartered in Calgary, Alberta, Canada. Its common shares trade on the Toronto Stock Exchange under the symbol "FEL".

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax.: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax.: (403) 290-7751
rmaitland@fairborne-energy.com

Per barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

Forward Looking Statements - Certain information regarding Fairborne Energy Ltd. set forth in this document, including management's assessment of Fairborne Energy Ltd's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Fairborne Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Fairborne Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne Energy Ltd. will derive therefrom.

For Immediate Release – September 13, 2004

Fairborne Updates Activity and Corporate Presentation

Fairborne Energy Ltd. is pleased to present its most recent corporate presentation, a copy of which can be obtained by visiting the website listed below.

Fairborne will be presenting at the Peters & Co Ltd North American Oil and Gas Conference on September 14, 2004. This presentation will be Webcast starting at 16:00 ET.

Fairborne is a crude oil and natural gas exploration, development and production company headquartered in Calgary, Alberta, Canada. Its common shares trade on the Toronto Stock Exchange under the symbol "FEL".

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax.: (403) 290-7751
rwalls@fairborne-energy.com
Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax.: (403) 290-7751
rmaitland@fairborne-energy.com

Forward Looking Statements - Certain information regarding Fairborne Energy Ltd. set forth in this document, including management's assessment of Fairborne Energy Ltd's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Fairborne Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Fairborne Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne Energy Ltd. will derive therefrom.

FAIRBORNE ENERGY LTD.

FORM 51-102 F4
BUSINESS ACQUISITION REPORT

Item 1 Identity of Reporting Issuer

1.1 Name and Address of Reporting Issuer

Fairborne Energy Ltd. ("Fairborne" or the "Corporation")
2900, 605 – 5th Avenue S.W.
Calgary Alberta T2P 3H5

1.2 Executive Officer

For further information, contact Robert A. Maitland, Vice President, Finance and Chief Financial Officer of Fairborne (telephone: (403) 290-7755).

Item 2 Details of Acquisition

2.1 Nature of Assets Acquired

Effective July 27, 2004, the Corporation acquired all of the issued and outstanding common shares of Case Resources Inc. ("Case") pursuant to a plan of arrangement under the *Business Corporations Act* (Alberta) (the "Arrangement").

Prior to its acquisition by Fairborne, Case was a publicly traded company listed on the Toronto Stock Exchange. Information in respect of the oil and gas properties of Case as at December 31, 2003 is set forth in Case's Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2003 dated May 11, 2004 which is incorporated herein by reference. See also the Case financial statements attached hereto and described in Item 3 – Financial Statements.

2.2 Date of Acquisition

The acquisition of Case was effective July 27, 2004.

2.3 Consideration

Pursuant to the Arrangement, all of the outstanding common shares of Case were transferred to the Corporation and Case became a wholly-owned subsidiary of the Corporation. The previous shareholders of Case received, for each outstanding common share of Case held, 0.0909 of a common share of the Corporation. An aggregate of 5,422,959 common shares of Fairborne were issued (subject to rounding for fractional shares). As a result of the acquisition, the Corporation also assumed approximately $12,000,000 in debt and working capital deficit including transaction costs.

2.4 Effect on Financial Position

Case's principal property is located at Haynes, Alberta immediately south of Fairborne's Clive producing property resulting in anticipated operational enhancement and cost saving benefits as a result of the consolidation of the properties. Further, the majority of Case's undeveloped lands

are located within Fairborne's West Pembina/Brazeau operating area and the relative proximity of these assets is anticipated to permit immediate integration into Fairborne's operating structure and expand Fairborne's inventory of opportunities.

Following completion of the Arrangement, Fairborne increased the authorized amount under its revolving credit facility to $105,000,000. See also the information under Item 2.3 – Consideration.

Further information on the acquisition of Case is set forth under "Recent Developments – Acquisition of Case Resources Inc." in the short form prospectus of the Corporation dated July 27, 2004, which is incorporated by reference herein. See also the pro forma financial statements attached hereto and described in Item 3 – Financial Statements.

2.5 Prior Valuations

None.

2.6 Parties to Transaction

Not applicable.

2.7 Date of Report

October 7, 2004

Item 3 Financial Statements

The audited comparative consolidated financial statements of Case as at and for the years ended December 31, 2003 and December 31, 2002, together with the notes thereto and the report of Case's auditors thereon are attached as Schedule A to this Report.

The unaudited interim comparative consolidated financial statements of Case for the six months ended June 30, 2004 are attached as Schedule B to this Report.

The unaudited pro forma consolidated balance sheet of Fairborne as at June 30, 2004, the pro forma combined statement of operations of Fairborne for the six months ended June 30, 2004 and the unaudited pro forma combined statement of operations of Fairborne for the year ended December 31, 2003, together with the notes thereto and the compilation report thereon are attached as Schedule C to this Report.

SCHEDULE A

AUDITED COMPARATIVE
CONSOLIDATED FINANCIAL STATEMENTS OF
CASE RESOURCES INC.

CASE RESOURCES INC. – 2002 and 2003

Consolidated Financial Statements

MANAGEMENT'S REPORT

To the shareholders of Case Resources Inc:

The consolidated financial statements of Case Resources Inc. were prepared by management within the acceptable limits of materiality and are in accordance with accounting principles generally accepted in Canada. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgements made by management.

Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records properly maintained to facilitate the preparation of financial statements for reporting purposes.

Deloitte & Touche LLP, an independent firm of Chartered Accountants appointed by shareholders, have conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Audit Committee, consisting of a majority of non-management directors, has met with representatives of Deloitte & Touche LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements on the recommendation of the Audit Committee.



A. Jeffery Tonken
President
and Chief Executive Officer



Bruno P. Geremia
Vice President
and Chief Financial Officer

AUDITORS' REPORT

To the shareholders of Case Resources Inc:

We have audited the consolidated balance sheets of Case Resources Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Calgary, Alberta

February 27, 2004

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

For the years ended December 31 *($)*	2003	2002
REVENUE		
Petroleum and natural gas	**23,352,055**	12,272,209
Royalties, net of ARTC	**(5,407,216)**	(2,647,660)
Other	**3,882**	7,665
	17,948,721	9,632,214
EXPENSES		
Operating	**3,394,798**	2,823,502
General and administrative	**2,628,722**	1,892,176
Interest	**142,551**	212,461
Depletion and depreciation	**4,564,929**	2,587,242
	10,731,000	7,515,381
EARNINGS BEFORE TAXES	**7,217,721**	2,116,833
TAXES *(Note 9)*		
Current	**30,422**	54,776
Future income tax expense (recovery)	**447,000**	(535,630)
	477,422	(480,854)
NET EARNINGS	**6,740,299**	2,597,687
DEFICIT, BEGINNING OF YEAR	**(7,417,495)**	(10,015,182)
Common shares repurchased *(Note 6(f))*	**(353,941)**	-
DEFICIT, END OF YEAR	**(1,031,137)**	(7,417,495)
Net earnings per common share		
- basic and diluted *(Note 7)*	**0.11**	0.05
Weighted average number of shares		
- basic	**60,295,684**	54,768,235
- diluted	**61,673,113**	54,785,696

CONSOLIDATED BALANCE SHEETS

As at December 31 *($)*	2003	2002
ASSETS		
CURRENT		
Cash	**69,213**	112,798
Accounts receivable	**2,323,642**	2,718,552
Deposits and prepaid expenses	**41,917**	48,417
	2,434,772	2,879,767
Petroleum and natural gas properties *(Note 4)*	**25,585,006**	21,200,992
	28,019,778	24,080,759
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**3,827,512**	3,691,122
Revolving production loan *(Note 5)*	**4,732,524**	7,458,345
	8,560,036	11,149,467
Future income taxes	**447,000**	-
Site restoration provision	**111,611**	164,233
	9,118,647	11,313,700
SHAREHOLDERS' EQUITY		
Share capital *(Note 6)*	**19,923,029**	20,184,554
Contributed surplus *(Note 8)*	**9,239**	-
Deficit	**(1,031,137)**	(7,417,495)
	18,901,131	12,767,059
	28,019,778	24,080,759

APPROVED BY THE BOARD



Larry A. Shaw
Director



A. Jeffery Tonken
Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 *($)*	2003	2002
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net earnings	**6,740,299**	2,597,687
Adjustments for:		
General and administrative *(Note 8)*	**9,239**	-
Depletion and depreciation	**4,564,929**	2,587,242
Future income tax expense (recovery)	**447,000**	(535,630)
Cash flow from operations	**11,761,467**	4,649,299
Site restoration expenditures	**(434,543)**	(260,193)
Changes in non-cash working capital *(Note 12)*	**1,572,659**	(1,229,032)
	12,899,583	3,160,074
FINANCING		
Increase (decrease) to revolving production loan	**(2,725,821)**	7,458,345
Issuance of share capital, net of related expenses *(Note 6)*	**-**	9,319,153
Repurchase of common shares *(Note 6(f))*	**(615,466)**	-
	(3,341,287)	16,777,498
INVESTING		
Petroleum and natural gas properties and equipment	**(14,373,789)**	(11,283,991)
Purchase of petroleum and natural gas properties and equipment	**(328,079)**	(11,715,567)
Sale of petroleum and natural gas properties and equipment *(Note 4)*	**6,134,846**	1,645,527
Changes in non-cash working capital *(Note 12)*	**(1,034,859)**	1,505,843
	(9,601,881)	(19,848,188)
NET INCREASE (DECREASE) IN CASH	**(43,585)**	89,384
CASH, BEGINNING OF YEAR	**112,798**	23,414
CASH, END OF YEAR	**69,213**	112,798

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. INCORPORATION AND NATURE OF OPERATIONS

Case Resources Inc. ("Case") was incorporated under the Business Corporations Act (Alberta) on March 12, 1993 as 558818 Alberta Inc. It changed its name from Touchstone Petroleum Inc. to Case Resources Inc. on May 17, 2001. On January 1, 2002, Case incorporated a wholly-owned subsidiary for the purpose of managing its heavy oil business. Case (the "Corporation") and its wholly-owned subsidiary, Case Sub Ltd. ("Sub"), are currently engaged in the exploration for and the development and acquisition of, petroleum and natural gas reserves in Western Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), within an acceptable level of materiality, utilizing the framework of the accounting policies below.

Basis of accounting

The Corporation's consolidated financial statements include the accounts of Case and its wholly owned subsidiary, Sub. All inter-company transactions and balances have been eliminated upon consolidation.

Measurement uncertainty

The preparation of timely financial statements necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. These estimates will affect assets, liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as revenues and expenses during the reporting periods. Such estimates are based on informed judgements made by management. Actual results could differ materially from those estimated.

Amounts recorded for depletion, depreciation, site restoration and amounts used for ceiling test calculations are based on estimates of oil and natural gas reserves which include estimates of future commodity prices, future costs and other relevant assumptions. The Corporation's reserves are estimated and evaluated, at a minimum, annually by an independent engineering firm. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty and the impact of changes in such estimates on the consolidated financial statements of future periods could be material.

Cash and cash equivalents

Cash includes cash and cash-like short-term investments which can be liquidated into cash on short notice. Short-term investments are comprised of risk-free, interest bearing securities.

Petroleum and natural gas properties

The Corporation follows the full-cost method of accounting for petroleum and natural gas properties whereby all costs relating to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized in one Canadian cost centre and charged against income, as set out below. Such costs may include lease and land acquisition costs, geological and geophysical expenses, lease rentals and other costs on non-producing properties, costs of drilling and completing both productive and non-productive wells, production equipment and corporate expenses directly related to acquisition, exploration and development activities. These costs along with estimated future capital costs in the current reserve report related to the development of proved reserves, net of salvage values are included in the depletion calculation. Costs of acquiring and evaluating unproved properties may be excluded from the depletion base until it is determined whether proved reserves are attributable to the properties or impairment has occurred.

Depletion of petroleum and natural gas properties and depreciation of production equipment is provided on the unit-of-production basis using estimated gross (before royalties) proved oil and natural gas reserves as determined by independent reservoir engineers. Natural gas reserves and production are converted, at a ratio of six thousand cubic feet of natural gas to one barrel of oil, for depletion and depreciation purposes.

Proceeds from the sale of properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by 20% or more.

The Corporation performs a ceiling test calculation quarterly to net capitalized costs to ensure that such costs do not exceed the estimated undiscounted value of future net revenues from the production of its total proved reserves, plus the cost of its undeveloped lands, net of impairments. Future net revenues are calculated using either period end or the last month average sales prices and include an allowance for estimated future general and administrative expenses, financing costs, site restoration costs, income taxes and future development expenditures.

Estimated future site restoration and abandonment costs are provided for over the life of the total proved reserves on a unit-of-production basis. Costs are estimated each year by management in consultation with the Corporation's engineers based on current costs and technology in accordance with the current legislation and industry practices. The annual charge is included in the depletion expense and actual site restoration and abandonment expenditures are applied against the accumulated provision account.

Joint venture activities

A portion of the Corporation's exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Corporation's proportionate interest in such activities.

Revenue recognition

The Corporation records its petroleum and natural gas revenue at the time of physical transfer to a purchaser.

Per share amounts

Basic per share amounts are calculated using the weighted average number of common shares outstanding during the period. The Corporation utilizes the treasury stock method of calculating diluted earnings per share. Under this method, the diluted weighted average number of common shares is calculated assuming the proceeds from the exercise of stock options are to be used to re-purchase common shares of the Corporation at the average market price during the period.

Future income taxes

The Corporation accounts for its income taxes using the liability method. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using the tax rates anticipated to apply in relevant future periods.

Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The Corporation records the carrying value of the expenditures in petroleum and natural gas properties as incurred and concurrently, records a future income tax liability in relation to the benefits renounced with a corresponding reduction to share capital.

Stock options

The Corporation has established a stock option plan whereby officers, employees, directors and service providers may be granted options to purchase common shares at a fixed price not less than the fair market value of the stock at the time of grant. In order to calculate the compensation expense, the fair value of the stock options is estimated using the Black-Scholes option-pricing model that takes into account, as of the grant date: exercise price, expected life, current price, expected volatility, expected dividends, and risk-free interest rates. The compensation expense recorded in the consolidated financial statements is based upon only the fair value of the stock options granted on or after January 1, 2003. The compensation expense related to the fair value of the stock options granted on or after January 1, 2002 and prior to January 1, 2003 is disclosed only as pro-forma information in the notes to the consolidated financial statements (see Note 8). Stock options granted prior to January 1, 2002 are not accounted for in the compensation expense nor are they required to be disclosed in the pro-forma disclosure.

The fair value calculated related to stock options granted on or after January 1, 2003 is deferred and charged against earnings, as compensation expense, over the vesting period of the stock options with a corresponding increase in contributed surplus. The related compensation expense is included in general and administrative expense.

Consideration paid to the Corporation upon the exercise of the stock options is recorded as an increase to share capital, and an adjustment is made to transfer to share capital the compensation expense previously recognized in contributed surplus for the specific stock options exercised.

The Corporation has not incorporated an estimated forfeiture rate for stock options in determining the stock option fair value in order to calculate its compensation expense, as the Corporation has assumed that all stock options granted will vest. Accordingly, forfeitures are accounted for as they occur and are treated as a change in estimate. The cumulative effect of the change on current and prior periods is recognized in the period of the change in estimate. In the event that vested options expire without being exercised, previously recognized compensation costs associated with such stock options are not reversed.

The pro-forma effect on net earnings and net earnings per share had compensation expense been recognized in the consolidated financial statements using the fair value method of accounting for stock options granted on or after January 1, 2002, and before January 1, 2003 is described in Note 8.

Financial instruments

The Corporation has determined that the fair value of the financial instruments consisting of cash, accounts receivable, accounts payable and accrued liabilities are not materially different from the carrying value of such instruments reported on the balance sheet due to their short-term nature. In respect of the revolving production loan, its carrying value is not materially different than its fair value as the facility bears interest based on the prevailing prime interest rate. A substantial portion of the Corporation's accounts receivable are with commodity marketers and joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risk.

The nature of the Corporation's operations result in exposure to fluctuations in commodity prices, currency exchange rates and interest rates. The Corporation may from time to time manage its exposure to these risks through the use of physical contracts or financial instruments. The Corporation is exposed to potential credit losses in the event of non-performance by counterparties to these arrangements. The Corporation tries to mitigate this risk by only dealing with credit worthy counterparties. Gains and losses on derivative contracts are recognized in income in the same period that the transactions are settled. The fair values of derivative contracts are not recorded in the consolidated balance sheets.

3. CHANGE IN ACCOUNTING POLICIES

New Accounting Policy Adopted in 2003

Stock options

Effective January 1, 2003, the Corporation elected to prospectively adopt the fair value method of accounting for stock options granted on or after January 1, 2003 under its stock-based compensation plan as recommended by the Canadian Institute of Chartered Accountants ("CICA"). Accordingly, compensation expense has been recognized in general and administrative expense in the consolidated statement of earnings with a corresponding increase recorded to contributed surplus in the consolidated balance sheet using the fair value method as described in Note 2 and Note 8.

In prior periods, the Corporation accounted for stock option compensation using intrinsic values as defined by the CICA. The Corporation granted all of its stock options at or above market value, thereby having no intrinsic value at the time of grant. Accordingly, the Corporation was not required to recognize any compensation expense in the prior period consolidated financial statements.

4. PETROLEUM AND NATURAL GAS PROPERTIES

2003

$	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	43,315,716	17,842,131	25,473,585
Furniture and office equipment	183,971	72,550	111,421
	43,499,687	17,914,681	25,585,006

2002

$	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	34,776,773	13,691,131	21,085,642
Furniture and office equipment	155,892	40,542	115,350
	34,932,665	13,731,673	21,200,992

The Company has capitalized general and administrative expenses related to exploration and development activities of $891,586 (2002 - $344,989).

On February 28, 2002, the Corporation completed an acquisition of light oil and natural gas producing properties in central Alberta. The acquisition had an effective date of November 1, 2001 only for the purpose of determining the final purchase price. After taking into account the four month adjustment period from November 1, 2001 to February 28, 2002, the acquisition price recorded in 2002 is $10,961,972. The Corporation has recorded production volumes, revenue and expenses only from March 1, 2002 forward.

During 2003, the total expenditures incurred, under the terms of a flow-through share agreement, without tax base is $Nil (2002 - $1,862,558). These expenditures have no cost basis for income tax purposes and they are reflected as such in the computation of future income taxes. With respect to share capital, see Note 6. The Corporation has satisfied all of its obligations with respect to all of its flow-through share subscription agreements relating to 2002. The Corporation did not have any flow-through share obligations in 2003.

On February 28, 2003, in two separate transactions, the Corporation disposed of a portion of its petroleum and natural gas properties located mainly in the West Hazel area of Saskatchewan for net proceeds of $2,340,697. Both transactions were effective January 1, 2003 for purposes of determining the purchase price. These consolidated financial statements include the revenue and expenses from the properties up to and including the close of the transactions on February 28, 2003.

On April 16, 2003, the Corporation disposed of most of its non-core petroleum and natural gas properties located mainly in southern Alberta for net proceeds of $3,745,649. The transaction was effective April 16, 2003 for purposes of determining the purchase price. These consolidated financial statements include the revenue and expenses from the properties up to and including the close of the transaction on April 16, 2003.

As at December 31, 2003, the estimated future site restoration costs to be amortized over the remaining proved reserves are $1,963,000 (2002 - $1,426,000). Site restoration costs of $381,921 (2002 - $171,000) have been amortized and included in depletion and depreciation expense in the current year.

In calculating the depletion provision for the year ending December 31, 2003, the carrying value of undeveloped properties that were excluded from the costs subject to depletion were $Nil (2002 - $Nil).

The Corporation performed a ceiling test calculation at December 31, 2003. The sales prices, in Canadian dollars, at the wellhead used for the ceiling test were $38.31 per barrel for light oil, $21.56 per barrel for heavy oil and $6.40 per thousand cubic feet for natural gas. As a result of the ceiling test computation, the Corporation is not required to write down its petroleum and natural gas properties at December 31, 2003.

Effective January 1, 2004, the Corporation is required to perform a ceiling test using the new accounting guideline (AcG-16 oil and gas accounting - full cost) calculation as at January 1, 2004. The Company has performed the required ceiling test calculation and no write-down is required.

5. REVOLVING PRODUCTION LOAN FACILITY

At December 31, 2003, the Corporation had a revolving production loan facility (the "facility") with a major lender. Direct borrowings under this facility bear interest at prime plus 0.25%. If the debt to equity ratio is greater than 1:1, determined at the beginning of each quarter, the rate can be increased to prime plus 0.50%, until such time as the debt to equity ratio is less than or equal to 1:1. The security pledged for the loan facility consists of a security interest in all of the Corporation's property and assets.

The maximum amount that can be drawn upon this facility is determined by the lender from time to time after assessing the Corporation's total proved reserves. The Corporation is subject to an annual review in May of each year. At December 31, 2003, the maximum amount available under this facility was $13,000,000 based on the Corporation's then current engineering report, current production reports and the lender's evaluation guidelines and oil and natural gas price forecasts.

The lender classifies the Corporation's revolving production loan facility as a demand loan, however, the lender is not aware at this time of any facts, events, or occurrences, which would cause the lender to demand the loan prior to May 31, 2004 (the next annual review date), provided there is no adverse change in the financial position of the Corporation. This facility is demand in nature and, pursuant to the CICA pronouncement, is presented as a current liability.

6. SHARE CAPITAL

(a) Authorized:

Unlimited number of Common Voting Shares without nominal or par value

Unlimited number of First Preference Shares

Unlimited number of Second Preference Shares

The First and Second Preferred Shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

(b) Issued:

	Number of Common Shares	Amount $
Balance, December 31, 2001	32,198,218	11,401,031
Shares issued on private placement, net *(Note 6(c))*	24,999,999	7,004,632
Shares issued on private placement, net (Note 6(d))	3,394,462	2,115,471
Shares issued on private placement, net *(Note 6(e))*	200,000	199,050
Future income tax liability on flow-through share expenditures incurred	-	(782,274)
Future income tax benefit on share issue costs	-	246,644
Balance, December 31, 2002	60,792,679	20,184,554
Shares repurchased *(Note 6(f))*	(792,500)	(261,525)
Balance, December 31, 2003	**60,000,179**	**19,923,029**

(c) On February 14, 2002, the Corporation issued 24,999,999 common shares through a private placement at a price of $0.30 per share for gross proceeds of approximately $7,500,000. Net proceeds were $7,004,632.

(d) On October 31, 2002, the Corporation issued 3,394,462 common shares through a private placement at a price of $0.65 per share for gross proceeds of approximately $2,206,400. Net proceeds were $2,115,471.

(e) On December 19, 2002, the Corporation issued 200,000 flow-through common shares through a private placement at a price of $1.00 per share for net proceeds of $199,050. Pursuant to a flow-through share agreement, the Corporation renounced $200,000 of income tax deductions in 2002 to the subscribers of these shares. At December 31, 2002, $200,000 has been spent on qualifying expenditures.

(f) During the second quarter of 2003, the Corporation purchased 792,500 of its own common shares through its previously announced Normal Course Issuer Bid. The total cash consideration paid for the common shares including commissions was $615,466 for an average price of $0.78 per common share. The common shares have been cancelled. The Corporation recorded as a reduction of share capital $261,525 for an average price of $0.33 per common share which equates to the Corporation's recorded book value per common share. The remaining $353,941 or $0.45 per common share was recorded as a reduction to retained earnings.

7. STOCK OPTIONS AND NET EARNINGS PER SHARE

Stock options

The Corporation has established a stock option plan whereby officers, directors, employees and service providers may be granted stock options to purchase common shares at a fixed price not less than the fair market value of the common shares at the time of grant. Options issued under the plan vest at the rate of one-third on each anniversary date of the stock option grant. All stock options granted are for a five year term. At December 31, 2003, the Company had approved for issuance 5,719,821 options (2002 - 5,719,821) of which 5,379,750 were issued (2002 - 5,341,250).

A summary of the changes during the year ended December 31, 2003 and the Corporation's outstanding options as at December 31, 2003 is presented below:

	Number	Weighted Average Exercise Price $
Outstanding, December 31, 2001	1,286,250	$0.82
Granted	4,123,750	$0.68
Exercised	-	
Repurchased and/or cancelled	(68,750)	$0.63
Outstanding, December 31, 2002	5,341,250	$0.71
Granted	77,500	$1.01
Exercised	-	
Cancelled	(39,000)	$0.69
Outstanding, December 31, 2003	**5,379,750**	**$0.72**

Date of Grant	Number Outstanding at December 31, 2003	Date of Expiry	Exercise Price $	Number Exercisable at December 31, 2003
June 13, 2000	37,500	August 1, 2005	0.40	37,500
September 20, 2000	905,000	September 20, 2005	0.85	905,000
October 30, 2000	125,000	October 30, 2005	1.04	125,000
May 4, 2001	200,000	May 4, 2006	0.62	133,334
March 7, 2002 to August 21, 2002	2,590,000	March 7,2007 to August 21, 2007	0.64 to 0.66	863,333
September 30, 2002 to December 18, 2002	1,444,750	September 30, 2007 to December 18, 2007	0.70 to 0.76	481,583
May 8, 2003 to December 1, 2003	77,500	May 8, 2008 to December 1, 2008	0.84 to 1.17	-
	5,379,750			2,545,750

Net earnings per share

Diluted net earnings per share includes additional common shares for the dilutive impact of stock options outstanding at December 31, 2003. In determining the diluted earnings per share, the Corporation determined that 5,214,750 (2002 - 237,500) stock options had a dilutive impact of increasing the weighted average number of common shares by 1,377,429 (2002 - 17,461). This amount has no material impact on the net earnings per share calculation.

8. STOCK OPTION COMPENSATION

The Corporation has used the fair value method to determine a fair value for stock options granted on or after January 1, 2003, in order to determine stock option compensation expense. The Corporation recorded $9,239 of compensation expense in the consolidated statement of earnings. This amount was included in the general and administrative expense, with a corresponding increase to contributed surplus in the consolidated balance sheet. Using the fair value method the weighted average fair value of stock options granted during the year ended December 31, 2003 was $0.72 per share.

In 2002 and prior years, the Corporation accounted for its stock-based compensation plans using intrinsic values rather than the fair value method. The exercise price, of all stock options granted by the Corporation, were at or above the current market price of the common shares at the time of grant and therefore, no compensation expense was recognized in the prior consolidated financial statements.

The following table details the impact of using the fair value method to calculate compensation expense for stock options granted on or after January 1, 2002 and prior to January 1, 2003. The Corporation's net earnings and net earnings per share on a pro forma basis would be as follows:

$ 000's except per share	2003	2002
Pro forma compensation expense (fair value method)	**554**	287
Net earnings		
As reported	**6,839**	2,597
Pro forma	**6,285**	2,310
Net earnings per common share		
Basic and diluted		
As reported	**0.11**	0.047
Pro forma	**0.10**	0.042

The fair value of each option granted after January 1, 2002 was determined on the date of the grant using the Black-Scholes option-pricing model. The weighted average assumptions used in calculating the fair values are set forth below:

	2003	2002
Risk-free interest rate	**5.05%**	5.05%
Expected maturity (years)	**5.0**	5.0
Expected volatility	**64.49%**	63.43%
Dividend per share	**$0.00**	$0.00

9. INCOME AND OTHER TAXES

As at December 31, 2003, the Corporation has exploration, development, acquisition and facility costs available for deduction against future taxable income of approximately $23,414,000 (2002 - $23,308,000). In addition, at December 31, 2003, the Corporation has non-capital losses carried forward for income tax purposes of approximately $Nil (2002 - $2,821,000).

The provision for income taxes differs from the result that would be obtained by applying the combined current year Canadian federal and provincial income tax rates of approximately 41% (2002 - 42%) to the earnings before taxes. The difference results from the following items:

	2003	2002
Computed expected income tax provision	**2,959,266**	889,070
Increase (decrease) in taxes resulting from:		
Non-deductible crown charges	**1,339,639**	715,259
Non-deductible expenses	**33,051**	6,300
Resource allowance	**(1,299,408)**	(526,618)
Alberta Royalty Tax Credits	**(184,500)**	(26,380)
Recognized benefit of non-capital losses and other items	**(2,401,048)**	(1,593,261)
Future income tax expense (recovery)	**447,000**	(535,630)

The Corporation's current tax expense for the year ended December 31, 2003 was $30,422 (2002 - $54,776). The Corporation paid $30,422 (2002 - $26,000) relating to the Large Corporations Tax for the current taxation year. The remaining $Nil (2002 - $28,776) in current taxes relates to Part XII.6 tax. This tax is calculated based upon the month in which resource expenditures are incurred that were previously renounced by the Corporation under the terms of a flow-through share agreement.

10. COMMITMENTS AND CONTINGENCIES

The Corporation is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on December 31, 2004:

	$
2004	215,000

The Corporation is committed under an operating lease for one of its compressors at its Haynes field with the following aggregate minimum lease payments to the expiration of the lease on December 23, 2004:

	$
2004	174,000

11. GUARANTEES

The Corporation has various guarantees and indemnifications in place in the ordinary course of business, none of which, as assessed by management, are expected to have a significant adverse impact on the Company's financial statements or operations.

12. SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid on a cash basis for the current year was $142,551 (2002 - $212,461). Current taxes paid on a cash basis for the current year were $30,422 (2002 - $54,776) (see Note 9).

The following table details the components of non-cash working capital provided by (used in) operations:

$	**2003**	2002
Accounts receivable	**394,910**	(1,946,711)
Deposits and prepaid expenses	**6,500**	258,659
Accounts payable and accrued liabilities	**136,390**	1,964,863
	537,800	276,811
Operating	**1,572,659**	(1,229,032)
Investing	**(1,034,859)**	1,505,843

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.

SCHEDULE B

UNAUDITED INTERIM COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS OF CASE RESOURCES INC.

Case Resources Inc.
Interim Consolidated Balance Sheets

	June 30, 2004 (unaudited)	December 31 2003 (restated, see Note 1)
Assets		
Current assets		
Cash and cash equivalents	$69,118	$69,213
Accounts receivable	2,590,662	2,323,642
Prepaid expenses and deposits	30,365	41,917
	2,690,145	2,434,772
Fixed assets (Note 2)		
Petroleum and natural gas properties and equipment	53,482,684	45,845,077
Office furniture and equipment	219,998	219,998
Accumulated depletion and depreciation	(20,991,366)	(18,531,865)
	32,711,316	27,533,210
	$35,401,461	$29,967,982
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$3,146,885	$3,827,512
Bank indebtedness (Note 3)	9,765,635	4,732,524
	12,912,520	8,560,036
Asset retirement obligations (Note 4)	2,427,193	2,209,024
Future income taxes	876,000	340,064
Shareholders' Equity		
Capital stock (Note 6)	19,830,279	19,923,029
Contributed surplus (Note 5)	126,198	9,239
Retained earnings (Deficit)	(770,729)	(1,073,410)
	19,185,748	18,858,858
Subsequent events (Note 7)	$35,401,461	$29,967,982

See accompanying notes to the interim consolidated financial statements

Case Resources Inc.
Interim Consolidated Statements of Operations and Retained Earnings

(Unaudited)	For the Three Months Ended June 30 2004	For the Three Months Ended June 30 2003	For the Six Months Ended June 30 2004	For the Six Months Ended June 30 2003
		(restated, see Note 1)		(restated, see Note 1)
Revenue				
Petroleum and natural gas	$5,491,375	$5,854,766	$10,378,850	$12,948,992
Less: Royalties	1,230,984	1,436,867	2,423,744	3,160,672
	4,260,391	4,417,899	7,955,106	9,788,320
Expenses				
Production	947,650	853,952	1,948,512	1,713,703
General and administrative	1,146,620	567,473	1,925,743	1,177,512
Interest	81,375	22,813	134,211	100,305
Accretion	52,133	36,512	103,193	75,233
Depletion and depreciation	1,287,690	1,099,442	2,459,501	2,133,090
	3,515,468	2,580,192	6,571,160	5,199,843
Income before taxes	744,923	1,837,707	1,383,946	4,588,477
Taxes				
Future income taxes	260,936	-	535,936	-
Capital taxes	15,546	14,041	24,546	25,041
	276,482	14,041	560,482	25,041
Net Income	468,441	1,823,666	823,464	4,563,436
Deficit beginning of period, as previously reported	1,023,170	4,598,050	1,031,137	7,417,495
Retained earnings adjustment, asset retirement obligation (Notes 1 and 4)		75,557	42,273	(4,118)
Repurchase of stock options and common shares (Note 6)	216,000	353,941	520,783	353,941
Deficit, end of period	770,729	3,203,882	770,729	3,203,882
Net income per share (Note 5)				
Basic	$ 0.01	$0.03	$0.02	$0.08
Diluted	$0.01	$0.03	$0.02	$0.08

See accompanying notes to the interim consolidated financial statements.

Case Resources Inc.
Interim Consolidated Statements of Cash Flows
($ thousands)

(Unaudited)	For the Three Months Ended June 30 2004	For the Three Months Ended June 30 2003	For the Six Months Ended June 30 2004	For the Six Months Ended June 30 2003
Cash Provided by (used in):		(restated, see Note 1)		(restated, see Note 1)
Operating Activities				
Net income	$468,441	$1,823,666	$823,464	$4,563,436
Items not involving cash				
Depletion and depreciation	1,287,690	1,099,442	2,459,501	2,133,090
Compensation expense	62,959	-	116,959	-
Accretion	52,133	36,512	103,193	75,233
Future income taxes	260,936	-	535,936	-
Asset retirement recovery (expenditures)	(800)	(93,687)	34,524	(34,074)
Change in non-cash working capital	(1,523,065)	(125,941)	(854,515)	575,300
	608,294	2,739,992	3,219,062	7,312,985
Financing Activities				
Issuance of common shares net of costs	-	-	39,250	
Repurchase of stock options and common shares	(348,000)	(615,466)	(652,783)	(615,466)
Bank Indebtedness	4,545,826	(2,590,238)	5,033,111	(6,006,278)
	4,197,826	(3,205,704)	4,419,578	(6,621,744)
Investing Activities				
Capital expenditures	(3,370,790)	(2,788,069)	(7,557,155)	(5,679,806)
Dispositions	-	3,366,941	-	6,075,629
Change in non-cash working capital	(1,435,357)	(113,184)	(81,580)	(1,087,152)
	(4,806,147)	465,688	(7,638,735)	(691,329)
Change in cash and cash equivalents	(27)	(24)	(95)	(88)
Cash and cash equivalents, beginning of period	69,145	112,734	69,213	112,798
Cash and cash equivalents, end of period	$69,118	$ 112,710	$69,118	$112,710

See accompanying notes to the interim consolidated financial statements.

Case Resources Inc.
Selected Notes to the Interim Consolidated Financial Statements

For the six months ended June 30, 2004 *(unaudited)*

The interim financial statements of Case Resources Inc. (the "Company" or "Case") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2003, except as noted below. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2003.

Note 1: Changes in accounting policies

Asset Retirement Obligations ("ARO")
Effective January 1, 2004, Case retroactively adopted, with restatement of prior periods, a new accounting standard relating to asset retirement obligations.

Case recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

Prior to adopting the standard, Case recognized a provision for future site restoration costs over the life of the oil and gas properties and facilities using a unit of production method.

The previously reported amounts for 2003 have been restated due to the retroactive application of this new standard. Net income for the year ended December 31, 2003 decreased by $155,632 ($157,944 net of a future income tax expense of $2,312). Net income for the quarter ended June 30, 2003 decreased by $69,994 (the future tax benefit associated with this restatement was not recorded). The ARO liability as at December 31, 2003 increased to $2,209,024 based on the new standard as compared to the site restoration liability of $111,611 based on the old standard. As at December 31, 2003 property plant & equipment increased by $1,948,204 to $27,533,210, net of accumulated depletion. The future income tax liability decreased by $106,936 as at December 31, 2003. The opening 2003 accumulated deficit increased by $42,273 ($149,209 net of a future income tax recovery of $106,936) to reflect the cumulative impact of accretion and depletion expense, less the previously recorded cumulative site restoration provision. Basic and diluted net earnings per share calculations for the year ended December 31, 2003 and for the quarter ended June 30, 2003 were unchanged as a result of adopting this standard. See Note 5 for additional information on the asset retirement obligation and impact on the consolidated financial statements.

Stock Options
Effective January 1, 2003, the Company elected to prospectively adopt the fair value method of accounting for stock options granted on or after January 1, 2003 under its stock-based compensation plan as recommended by the CICA. Accordingly, compensation expense has been recognized in general and administrative expense in the consolidated statement of earnings with a corresponding increase recorded to contributed surplus in the consolidated balance sheet using the fair value method as described in Note 6.

Note 2: Petroleum and natural gas properties and equipment

Included in the Company's net petroleum and natural gas properties at June 30, 2004 is $1,908,762 ($1,891,090 at June 30, 2003), relating to its asset retirement obligations. Also included in the Company's net petroleum and natural gas properties at June 30, 2004 is $241,607 ($586,780 at June 30, 2003), relating to capitalized general and administrative expenses.

The Company performed a ceiling test calculation at June 30, 2004 in accordance with the new "AcG-16 oil and gas accounting – full cost" to assess the recoverable value of its assets. As a result of this calculation, the Company is not required to write down its petroleum and natural gas properties at June 30, 2004.

Note 3: Revolving production loan facility

At June 30, 2004 the Company's demand revolving production loan facility (the **"facility"**) was $13,000,000.

The balance drawn on the facility at June 30, 2004 was $9,765,635. As this facility is demand in nature it is presented as a current liability.

The facility was repaid in full on July 29, 2004 by Fairborne Energy Ltd, subsequent to completion of the Plan of Arrangement (see Note 9).

Note 4: Asset retirement obligations

The total future asset retirement obligation was estimated by management based on the Company's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be $2,427,193 as at June 30, 2004 (December 31, 2003 - $2,209,224) based on a total future liability of $6,232,335 (December 31, 2003 - $5,912,688). These payments are expected to be made over the next 20 to 25 years with the majority of costs incurred between 2019 and 2022. The Company's credit adjusted risk free rate of 7.7 percent and an inflation rate of 1.5 percent were used to calculate the present value of the asset retirement obligation.

The following table reconciles the Company's total asset retirement obligation:

Asset retirement obligations (000's)	Six month Period ended June 30, 2004	Year ended December 31, 2003
Balance, beginning of period	2,209,024	2,204,443
Liabilities incurred in period	80,452	261,788
Liabilities settled in period	35,324	(434,543)
Accretion expense	103,193	178,233
Balance, end of period	2,427,993	2,209,024

Note 5: Stock-based Compensation and Other Stock-based Payments

The Company has used the fair value method to determine a fair value for stock options granted on or after January 1, 2003, in order to determine stock option compensation expense. In the three months ended June 30, 2004 the Company recorded $62,959 (2003 – NIL) and in the six months ended June 30, 2004 the Company recorded $116,959 (2003 – NIL) of compensation expense in the consolidated statement of earnings. This amount was included in general and administrative expense totaling $1,146,620 (2003 - $567,473), with a corresponding increase to contributed surplus in the consolidated balance sheet. Using the fair value method the weighted average fair value of

stock options granted during the quarter ended June 30, 2004 was $0.70 per share ($0.81 for the six months ended June 30, 2004).

In 2002 and prior years, the Company accounted for its stock-based compensation plans using intrinsic values rather than the fair value method. The exercise price of all stock options granted by the Company were at or above the current market price of the common shares at the time of grant, and therefore no compensation expense was recognized in the prior consolidated financial statements.

The following table details the impact of using the fair value method to calculate compensation expense for stock options granted on or after January 1, 2002 and prior to January 1, 2003. The Company's net earnings and net earnings per share on a pro forma basis would be as follows:

	3 months ended June 30		6 months ended June 30	
($000's, except per share)	**2004**	2003*	**2004**	2003*
Compensation expense (fair value method)	5	141	196	278
Net earnings				
As reported (intrinsic value method)	623	1,824	978	4,563
Pro forma (fair value method)	618	1,683	782	4,285
Net earnings (loss) per common share				
Basic				
As reported (intrinsic value method)	0.0105	0.0302	0.0163	0.0753
Pro forma (fair value method)	0.0104	0.0279	0.0131	0.0707
Diluted				
As reported (intrinsic value method)	0.0103	0.0298	0.0161	0.0746
Pro forma (fair value method)	0.0102	0.0275	0.0128	0.0700

**restated*

The fair value of each option granted during the six months ended June 30, 2004 was determined on the date of the grant using the Black-Scholes option-pricing model with the weighted average assumptions for grants as are set forth below:

	2004
Risk free interest rate	3.71%
Expected lives (years)	5.0
Expected volatility	98%
Dividend per share	$0.00

Note 6: Capital stock

a) Common shares

The Company's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares. No preferred shares have been issued.

Common shares, issued and outstanding (000's)	**Number**	**Amount**
Balance, January 1, 2004	60,000,179	$ 19,923,029
Shares issued on exercise of options	58,333	$39,250
Shares repurchased and cancelled	(400,000)	($132,000)
Balance, June 30, 2004	59,658,512	$19,830,279

During the quarter, the Company paid $348,000 to repurchase 400,000 of its shares under the previously announced Normal Course Issuer Bid. The cost of these shares was $132,000 which has been removed from share capital. The difference between the amount paid and the cost of the shares, or $216,000, has been charged to retained earnings.

b) Per share amounts

The Company grants to its employees and directors options to purchase common shares of the Company at the direction of the Company's Board of Directors.

The following table summarizes the weighted average common shares used in calculating net income per share:

	For the Three Months Ended June 30, 2004	For the Three Months Ended June 30, 2003	For the Six Months Ended June 30, 2004	For the Six Months Ended June 30, 2003
Basic	59,658,512	60,401,657	59,848,448	60,596,088
Diluted	60,557,241	61,164,640	60,925,218	61,181,952

The reconciling items between the basic and diluted average common shares are outstanding stock options.

c) Stock options

There are 5,293,325 stock options outstanding at June 30, 2004 with a weighted average exercise price of $0.78 per option. The options expire between January 23, 2006 and June 8, 2009.

The following table sets forth a reconciliation of the stock option plan activity through to June 30, 2004:

	Number of Options	Weighted average exercise price
Balance December 31, 2003	5,379,750	$ 0.72
Granted	960,500	$1.08
Exercised	(58,333)	$0.67
Cancelled	(988,952)	$0.72
Balance June 30, 2004	5,293,325	$0.78

*In the first quarter of 2004, the Company paid $304,783 to cancel stock options that were vested.

Note 7: Subsequent events

On July 27, 2004 all of the outstanding shares of the Company were acquired by Fairborne Energy Ltd. ("Fairborne") pursuant to an Arrangement Agreement dated June 25, 2004 between Case and Fairborne. As consideration for the transaction, Case shareholders received 0.0909 of a Fairborne common share for each Case common share held.

The income statement for the quarter ended June 30, 2004 includes $454,696 in expenses relating to the sale, including legal, consulting, and audit fees. Subsequent to the quarter, the following additional costs were incurred:

Severance and retention costs	$1,199,950
Legal fees	37,564
Consulting fees	250,000
Stock option settlements	709,647

Note 8: Comparative Figures

Certain comparative figures have been restated to conform to the current period's presentation.

SCHEDULE C

UNAUDITED PRO FORMA
FINANCIAL STATEMENTS OF FAIRBORNE ENERGY LTD.

COMPILATION REPORT

To the Board of Directors of Fairborne Energy Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Fairborne Energy Ltd. (the "Company") as at June 30, 2004 and unaudited pro forma combined statements of operations for the six months then ended and for the year ended December 31, 2003 and have performed the following procedures:

1. Compared the figures in the columns captioned "Fairborne Energy Ltd." to the unaudited consolidated financial statements of Fairborne Energy Ltd. (the "Company") as at June 30, 2004 and for the six months then ended, and the audited consolidated financial statements of the Company for the year ended December 31, 2003, respectively, and found them to be in agreement.
2. Compared the figures in the columns captioned "Case Resources Inc." to the unaudited consolidated financial statements of Case Resources Inc. as at June 30, 2004 and for the six months then ended, and the audited consolidated financial statements of Case Resources Inc. for the year ended December 31, 2003, respectively, and found them to be in agreement.
3. Compared the figures in the columns captioned "Selected properties acquired by Fairborne Energy Ltd." to the unaudited Schedule of Revenue and Expenses for selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company (the "Schedule") for the three months ended March 31, 2004, and the audited Schedule for the year ended December 31, 2003, respectively, and found them to be in agreement.
4. Compared the figures in the column captioned "Pivotal Energy Ltd." to the unaudited consolidated financial statements of Pivotal Energy Ltd. for the six months ended June 30, 2003, and found them to be in agreement.
5. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
   a. the basis for determination of the pro forma adjustments; and
   b. whether the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of the Canadian Securities legislation.

The officials:

a. described to us the basis for determination of the pro forma adjustments; and

b. stated that the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of the Canadian securities legislation.

6. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the respective columns as at June 30, 2004 and for the six months then ended, and for the year ended December 31, 2003, and found the amounts in the columns captioned "Pro forma consolidated" and "Pro forma combined" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The forgoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore, make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

Calgary, Canada
October 5, 2004

FAIRBORNE ENERGY LTD.

Pro Forma Consolidated Balance Sheet

As at June 30, 2004
(Unaudited)

($ thousands)

	Fairborne Energy Ltd.	Case Resources Inc.	Adjustments (Note 2)	Pro Forma Consolidated
Assets				
Current assets:				
Cash and cash equivalents	$ 306	$ 69	$ –	$ 375
Accounts receivable	21,477	2,591	–	24,068
Prepaid expenses and deposits	1,968	30	–	1,998
	23,751	2,690	–	26,441
Petroleum and natural gas properties and equipment	242,004	32,711	(32,711) 68,121	310,125
Goodwill	6,360	–	11,308	17,668
	$ 272,115	$ 35,401	$ 46,718	$ 354,234
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$ 32,377	$ 3,147	$ 2,800	$ 38,324
Bank indebtedness	76,159	9,766	–	85,925
	108,536	12,913	2,800	124,249
Asset retirement obligations	11,503	2,427	–	13,930
Future income taxes	18,485	876	(876) 12,861	31,346
Shareholders' equity:				
Capital stock	114,086	19,830	(19,830) 51,118	165,204
Contributed surplus	594	126	(126)	594
Retained Earnings (Deficit)	18,911	(771)	771	18,911
	133,591	19,185	31,933	184,709
	$ 272,115	$ 35,401	$ 46,718	$ 354,234

See accompanying notes to pro forma consolidated financial statements.

FAIRBORNE ENERGY LTD.

Pro Forma Combined Statement of Operations

Six months ended June 30, 2004
(Unaudited)

($ thousands)

	Fairborne Energy Ltd.	Selected properties acquired by Fairborne Energy Ltd.	Case Resources Inc.	Adjustments (Note 2)	Pro Forma Combined
Revenue					
Petroleum and natural gas	$ 48,185	$ 11,955	$ 10,379	$ –	$ 70,519
Royalties	(10,713)	(2,228)	(2,424)	–	(15,365)
	37,472	9,727	7,955	–	55,154
Expenses					
Production	8,741	2,715	1,949	–	13,405
General and administrative	2,943	–	1,926	–	4,869
Interest	888	–	134	861	1,883
Accretion	375	–	103	91	569
Depletion and depreciation	14,918	–	2,459	7,211	24,588
	27,865	2,715	6,571	8,163	45,314
Income (loss) before taxes	9,607	7,012	1,384	(8,163)	9,840
Taxes					
Capital taxes	175	–	25	56	256
Future income taxes (reduction)	3,351	–	536	(391)	3,496
	3,526	–	561	(335)	3,752
Net income (loss)	$ 6,081	$ 7,012	$ 823	$ (7,828)	$ 6,088
Net income per share					
Basic	$ 0.17				$ 0.14
Diluted	$ 0.16				$ 0.13

See accompanying notes to pro forma consolidated financial statements.

FAIRBORNE ENERGY LTD.

Pro Forma Combined Statement of Operations

Year ended December 31, 2003
(Unaudited)

($ thousands)

	Fairborne Energy Ltd. (year ended December 31, 2003)	Selected properties acquired by Fairborne Energy Ltd. (year ended December 31, 2003)	Case Resources Inc. (year ended December 31, 2003)	Pivotal Energy Ltd. (six months ended June 30, 2003)	Adjustments (Note 3)	Pro Forma Combined
Revenue						
Petroleum and natural gas	$ 50,887	$ 57,520	$ 23,355	$ 11,611	$ –	$ 143,373
Royalties	(9,436)	(10,496)	(5,407)	(3,092)	–	(28,431)
	41,451	47,024	17,948	8,519	–	114,942
Expenses						
Production	8,365	13,828	3,394	2,394	–	27,981
General and administrative	3,369	–	2,629	1,693	–	7,691
Interest	517	–	143	215	2,918	3,793
Site restoration	1,406	–	382	150	(1,938)	–
Accretion	–	–	–	–	1,080	1,080
Depletion and depreciation	12,163	–	4,183	3,536	27,128	47,010
	25,820	13,828	10,731	7,988	29,188	87,555
Income (loss) before taxes	15,631	33,196	7,217	531	(29,188)	27,387
Taxes						
Capital taxes	204	–	30	21	379	634
Future income taxes (reduction)	5,253	–	447	(1,061)	4,906	9,545
	5,457	–	477	(1,040)	5,285	10,179
Net income (loss)	$ 10,174	$ 33,196	$ 6,740	$ 1,571	$ (34,473)	$ 17,208
Net income per share						
Basic	$ 0.40					$ 0.41
Diluted	$ 0.39					$ 0.40

See accompanying notes to pro forma consolidated financial statements.

(tabular amounts are stated in $ thousands)

1. Basis of presentation:

Pursuant to an Arrangement Agreement dated June 25, 2004 between Case Resources Inc. ("Case") and Fairborne Energy Ltd. ("Fairborne"), Fairborne acquired all the issued and outstanding shares of Case in exchange for common shares of Fairborne. Case and its wholly-owned subsidiary, Case Sub Ltd., were engaged in the exploration for and the development and acquisition of, petroleum and natural gas reserves in Western Canada. Fairborne is a resource-based company engaged in the exploration for, and the development and production of natural gas, natural gas liquids and crude oil in Western Canada. Fairborne was incorporated under the laws of the Province of Alberta on January 9, 2002 and commenced active operations with the purchase of certain petroleum and natural gas properties and equipment on May 31, 2002.

The accompanying unaudited pro forma consolidated financial statements have been prepared by management of Fairborne in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma consolidated balance sheet as at June 30, 2004 is based on:

(a) the unaudited consolidated balance sheet of Fairborne as at June 30, 2004; and

(b) the unaudited consolidated balance sheet of Case as at June 30, 2004.

The unaudited pro forma combined statement of operations for the six months ended June 30, 2004 is based on:

(a) the unaudited consolidated statement of operations of Fairborne for the six months ended June 30, 2004;

(b) the unaudited schedule of revenue and expenses for the selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for the three months ended March 31, 2004; and

(c) the unaudited consolidated statement of earnings of Case for the six months ended June 30, 2004.

(tabular amounts are stated in $ thousands)

The unaudited pro forma combined statement of operations for the year ended December 31, 2003 is based on:

(a) the audited statement of operations of Fairborne Energy Ltd. for the year ended December 31, 2003;

(b) the audited schedule of revenue and expenses for the selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for the twelve months ended December 31, 2003;

(c) the audited consolidated statement of earnings of Case for the year ended December 31, 2003; and

(d) the unaudited consolidated statement of operations of Pivotal Energy Ltd. for the six months ended June 30, 2003.

The pro forma consolidated financial statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto of the financial statements referred to above.

2. Pro forma transaction and assumptions (June 30, 2004):

The pro forma consolidated balance sheet gives effect to the following transactions and adjustments as if they occurred on June 30, 2004:

(i) Completion of the business combination whereby 59,658,512 of the issued and outstanding shares of Case are acquired by Fairborne for consideration of 5,422,959 Fairborne shares. This represents an exchange ratio of 0.0909 of a Fairborne share for every common share of Case.

(ii) Costs incurred in connection with the combination, including legal, severance, advisory and other costs and fees of $2,000,000, of which $450,000 has been recorded in the Case June 30, 2004 balance sheet. The balance of $1,550,000 was recorded as a pro forma adjustment and has been included in Case's accounts payable and accrued liabilities. Costs incurred with the purchase of outstanding Case stock options of $850,000 have also been included in accounts payable and accrued liabilities.

(iii) The purchase price equation is as follows: (thousands)

Transaction exchange values:		
Shares	$	51,118
Transaction costs		400
	$	51,518
Net assets acquired:		
Current assets	$	2,690
Capital assets		68,121
Goodwill		11,308
Accounts payable and accrued liabilities		(5,547)
Bank indebtedness		(9,766)
Asset retirement obligations		(2,427)
Future income taxes		(12,861)
	$	51,518

The combination has been accounted for using the purchase method. The allocation of the purchase price to the assets and liabilities of Case will be finalized after the acquisition has been completed and the fair values of the assets and liabilities have been determined, accordingly, the above allocation will change.

The pro forma combined statement of operations for the six-month period ended June 30, 2004 gives effect to the transaction and adjustments referred to above in this Note 2 effective January 1, 2004 as well as the following:

(i) The acquisition of the selected properties acquired from BP Canada Energy Company, as if it had occurred on January 1, 2004, instead of actual closing date of March 31, 2004.

(ii) Interest expense has been increased to reflect the impact of $71.9 million of bank indebtedness incurred on the acquisition of the selected properties acquired from BP Canada Energy Company, assuming an interest rate of 5%.

(iii) Accretion of the asset retirement obligations has been increased to reflect the impact of the selected properties acquired from BP Canada Energy Company.

(iv) A provision for depletion and depreciation based on combining reserves, production and cost of the capital assets under the full cost method of accounting for oil and gas properties.

(tabular amounts are stated in $ thousands)

(v) Capital taxes have been adjusted to reflect the increased capitalization. Future income taxes have been adjusted to reflect the impact of the above adjustments.

3. Pro forma transactions and assumptions (December 31, 2003):

The pro forma combined statement of operations for the year ended December 31, 2003 gives effect to the transaction and adjustments referred to in the first paragraph in Note 2 effective January 1, 2003 as well as the following:

(i) The acquisition of the selected properties acquired from BP Canada Energy Company, as if it had occurred on January 1, 2003, instead of actual closing date of March 31, 2004.

(ii) The business combination of Pivotal Energy Ltd. and Fairborne as if it had occurred on January 1, 2003 instead of the actual closing date of July 2, 2003.

(iii) Interest expense has been increased to reflect the impact of $71.9 million of bank indebtedness incurred on the acquisition of the selected properties acquired from BP Canada Energy Company, assuming an interest rate of 4%.

(iv) The provision for future site restoration was eliminated as a result of Fairborne adopting new accounting standards relating to asset retirement obligations as outlined in note 1 of Fairborne's interim consolidated financial statements as at and for the three months ended March 31, 2004. Accretion was increased to reflect the impact of the selected properties acquired from BP Canada Energy Company, Case and Pivotal Energy Ltd.

(v) A provision for depletion and depreciation based on combining reserves, production and cost of the capital assets under the full cost method of accounting for oil and gas properties.

(vi) Capital taxes have been adjusted to reflect the increased capitalization. Future income taxes have been adjusted to reflect the impact of the above adjustments.

October 27, 2004

Fairborne Provides Operation Update

Fairborne is pleased to provide an operational update of its third quarter activities. The Company has drilled a total of 23 gross (20.2 net) wells during the third quarter with a 100% success rate. Production averaged 8,800 boe/d for the quarter and current production is 10,200 to 10,400 boe/d. The Company's exploration discovery at Wild River commenced production on September 28 (originally anticipated to be September 7) and is currently producing at 14 MMcf/d of raw gas (5.4 MMcf/d sales net to Fairborne's 50% interest).

Operations Update

West Central Alberta and Deep Basin

Fairborne recently added 7,360 net acres (11.5 net sections) to its large acreage position of 83 gross sections (55 net sections) in the Columbia/Harlech area of west central Alberta. Four separate sweet gas plays have been developed by the Company utilizing approximately 2,000 sq km of 3D seismic data acquired during the second quarter of this year.

Since August of 2004, the Company has drilled eight wells at Columbia/Harlech. There is currently 5 MMcf/d (3.5 MMcf/d net to FEL) awaiting tie in and facilities construction. Completion operations are planned or currently underway on five of these wells. The Company has tested gas from three different formations and believes the gas trend, delineated by these first wells and with seismic mapping, extends over approximately 100 sections, with successful wells projected to recover 1.5 to 3.0 bcf per well bore on average. Fairborne is the operator of the majority of its acreage on the trend.

Drilling in the Columbia/Harlech area will continue through 2005 with up to three operated drilling rigs employed to extend and develop all four gas plays. Initial production from these recently drilled wells is expected to commence late in the fourth quarter.

The Company has participated (42% working interest) in the first well at Marlboro targeting a new pool in the Cadomin Formation at 3,000m. This well is cased and completion and production testing is underway. A second Marlboro Cadomin well operated by Fairborne (54% working interest) is planned to spud within two weeks. There is potential for an additional three Cadomin development wells in this area.

The Company will drill three deep (4,000m) Nisku exploration wells in the Brazeau area during the fourth quarter. The first two wells are currently drilling ahead and the third well (60% working interest) will spud in November. A fourth well is planned to spud in the first quarter of 2005. The Company also will participate (35% working interest) in a deep Leduc (5,000m) test in the Pedley area of the deep basin scheduled to spud in the first quarter of 2005.

Central Alberta

At Clive, the Company has drilled a total of 41 wells for coal bed methane ("CBM") in the Edmonton Group (Horseshoe Canyon Formation). Currently, 10 of these are on production. Construction of the main gas pipeline has been completed for the first phase of CBM development with drilling and completions continuing through the end of the year and into 2005. The Company expects to have an additional 10 wells on by the end of October and a total of 40 CBM wells on production by the end of 2004. The Company plans to drill up to 100 CBM wells next year.

CBM wells at Clive exhibit production profiles of increasing rates over the first 30 to 60 days reaching stabilized rates between 100 to 275 mcf per day. The Company has received

regulatory approval to start development on an additional 10 sections of land, bringing the total to 28 sections where holding applications have been approved.

At Haynes the Company has recently drilled two development wells and these are expected to begin production at a combined rate of 200 boe/d from both the Nisku and Leduc formations by the end of October.

At Westerose, three more sweet gas wells have been drilled and production tested. Pipeline and facilities construction is underway with production from these wells commencing in mid November at 2.5 MMcf per day net to Fairborne's 50% interest.

Peace River Arch ("PRA")

At Rycroft, the Company recently completed its gas plant expansion increasing plant capacity to 17 MMcf per day (8.5 MMcf per day net to FEL). This capacity will be restricted to approximately 13 MMcf per day until the operator of the sales gas pipeline increases the capacity of its sales meter system. This is scheduled for completion during the first quarter of 2005. Gas from two development wells drilled in the first half of 2004 has already been tied in and the Rycroft Plant is currently operating at approximately 13 MMcf per day (6.5 MMcf per day net to FEL).

The Company has drilled two successful development wells following the oil discovery, drilled in the first quarter of 2004, at Progress. A total of five to eight additional wells are currently planned to develop this pool with additional potential existing with the application of a water flood. The Company has committed to pipeline capacity on a new sour gas pipeline being constructed by a midstream company and is anticipating production start up in early 2005, upon the completion of this pipeline.


FAIRBORNE ENERGY LTD.
QUARTER
3
2004

NOVEMBER08/04 – QUARTERLY REPORT TO THE SHAREHOLDERS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

Fairborne reports Q3 results — Production increases 83% over same period last year.

SUMMARY

		Three months ended September 30		Nine months ended September 30	
		2004	2003	2004	2003
Financial	*($ thousands, except per share amounts)*		*(restated)**		*(restated)**
	Gross revenue	**35,349**	15,712	**83,534**	35,397
	Funds generated from operations	**19,784**	9,056	**44,830**	20,742
	Per share - basic	**0.48**	0.30	**1.17**	0.89
	Per share - diluted	**0.44**	0.28	**1.09**	0.86
	Net income	**3,463**	3,069	**9,544**	8,015
	Per share - basic	**0.08**	0.10	**0.25**	0.35
	Per share - diluted	**0.08**	0.09	**0.23**	0.33
	Capital expenditures	**35,988**	15,384	**76,078**	23,644
	Debt, net of working capital	**95,091**	17,463	**95,091**	17,463
Operations	*(Units as noted)*				
	Production				
	Crude oil *(bbls per day)*	**3,038**	2,291	**2,497**	1,778
	Natural gas liquids *(bbls per day)*	**348**	147	**243**	158
	Natural gas *(Mcf per day)*	**32,569**	14,265	**26,964**	9,077
	Total production *(boe/d @ 6:1)*	**8,814**	4,815	**7,234**	3,449
	Average sales price				
	Crude oil *($/bbl)*	**49.16**	33.54	**45.22**	36.26
	Natural gas liquids *($/bbl)*	**47.65**	38.05	**44.65**	37.20
	Natural gas *($/Mcf)*	**6.66**	6.07	**6.69**	6.40
	Netback per boe *(6:1) ($)*				
	Petroleum and natural gas sales	**43.59**	35.47	**42.14**	37.59
	Royalties	**9.13**	7.26	**9.14**	7.07
	Operating expenses	**7.46**	5.29	**7.46**	5.92
	Operating netback	**27.00**	22.94	**25.54**	24.60

* *Restated due to Change In Accounting Policy – Asset Retirement Obligation*

H I G H L I G H T S

- Record third quarter production of 8,814 BOE per day, an 83% increase over third quarter 2003 production of 4,815 BOE per day.
- Record third quarter funds generated from operations of $19.8 million more than doubling the $9.1 million for the third quarter 2003. On a per share basis, third quarter funds generated from operations increased 60% to $0.48 from $0.30 in the third quarter of 2003
- The Company participated in 23 (20.2 net) wells during the third quarter with a 100% success rate bringing the total for the year to 77 (58.6 net) wells.
- Fairborne participated in new pool discoveries at Columbia, Harlech, Gordondale, Saddle Hills, Rycroft /Woking and Westerose.
- Current production of 10,200 to 10,400 BOE per day is 16% higher than third quarter average.
- Activity at Columbia/Harlech in west central Alberta and Clive in central Alberta has begun to delineate large, resource type plays in each area.
- Major construction projects are underway in three areas (Westerose, Clive and Columbia/Harlech) that will bring new production volumes on by year end.
- Completed the acquisition of Case Resources Inc. ("Case") including operated oil and gas properties located adjacent to Fairborne's properties at Clive
- Closed a public placement of 1.6 million flow-through common shares at a price of $12.50 each for net proceeds of $18.8 million allowing Fairborne to expand its 2004 capital budget.

R E P O R T T O T H E S H A R E H O L D E R S

Fairborne Energy Ltd. ("Fairborne" or the "Company") is pleased to present the results of its operations for the third quarter of 2004. The third quarter saw an increase in activity in a number of areas with significant discoveries that will be brought on production through the end of the year and into 2005. The Company also closed the acquisition of Case on July 27, 2004 which provides an expanded production base in the Clive area including a number of development opportunities as well as a 10% increase in the Company's coal bed methane ("CBM") land holdings in the area.

The Company is on track to drill a record number of wells in 2004 and will continue this activity into 2005. There are currently three significant construction projects underway that will all deliver new, organic production by year end. The first at Westerose involves a seven mile, six inch pipeline and compression facilities that will initially deliver up to 2.5 MMcf per day of gas, net to Fairborne's 50% working interest. Development drilling will continue into 2005 at Westerose once this pipeline is operational and additional volumes can be processed. The second project at Clive involves installing CBM gathering lines and compression for 20 to 30 new wells bringing the total CBM producers, at year end 2004, to 40. The third is located at Columbia/Harlech and will involve 11 miles of pipeline and compression and dehydration facilities to bring several recently drilled wells on production. The first phase of development will involve bringing on six wells by year end and another four wells in the first quarter of 2005.

Current production is approximately 10,200 to 10,400 BOE per day consisting of 70% gas and 30% oil and NGL's. The Company has approximately 7.5 MMcf per day of natural gas awaiting tie in at Westerose, Clive, Columbia/Harlech, Marlboro and Gage. All these projects are planned to be completed and on production late in the fourth quarter or early in 2005.

Operations Update

West Central Alberta and Deep Basin

Fairborne recently added 7,360 net acres (11.5 net sections) to its large acreage position of 83 gross sections (55 net sections) in the Columbia/Harlech area of west central Alberta. Four separate sweet gas plays have been developed by the Company utilizing approximately 2,000 sq km of 3D seismic data acquired during the second quarter of this year.

Since August of 2004, the Company has drilled eight wells at Columbia/Harlech. There is currently 5 MMcf per day (3.5 MMcf per day net to FEL) awaiting tie in and facilities construction. Completion operations are planned or currently underway on five of these wells. The Company has tested gas from three different formations and believes the gas trend, delineated by these first wells and with seismic mapping, extends over approximately 100 sections. Fairborne is the operator of the majority of its acreage on the trend. Initial production from these recently drilled wells is expected to commence late in 2004. Drilling in the Columbia /Harlech area will continue through 2005 with up to three operated drilling rigs employed to extend and develop all four gas plays.

The Company participated (42% working interest) in the first well at Marlboro targeting a new pool in the Cadomin Formation at a depth of 3,000m. This well is cased and completion and production testing is underway. A second Marlboro Cadomin well operated by Fairborne (54% working interest) has spudded. There is potential for an additional three development wells in this area.

The Company will drill three deep (4,000m) Nisku exploration wells in the Brazeau area during the fourth quarter. The first two wells are currently drilling ahead and the third well (60% working interest) will spud in November. A fourth well is planned to spud in the first quarter of 2005. The Company also will participate (35% working interest) in a deep Leduc (5,000m) test in the Pedley area of the deep basin scheduled to spud in the first quarter of 2005.

Central Alberta:

At Clive, the Company has drilled a total of 41 wells for coal bed methane ("CBM") in the Edmonton Group (Horseshoe Canyon Formation). Currently, 20 of these are on production. Construction of the main gas gathering pipeline has been completed for the first phase of CBM development with drilling and completions continuing through the end of the year and into 2005. The Company expects to have a total of 40 CBM wells on production by the end of 2004. The Company plans to drill up to 100 CBM wells next year.

CBM wells at Clive exhibit production profiles of increasing rates over the first 30 to 60 days reaching stabilized rates between 100 to 300 Mcf per day. The Company has received regulatory approval to start development on an additional 10 sections of land, bringing the total to 28 sections where holding applications have been approved.

At Haynes the Company has recently drilled two development wells and these began production at a combined rate of 200 BOE per day from both the Nisku and Leduc formations at the end of October.

At Westerose, three more sweet gas wells have been drilled and production tested. Pipeline and facilities construction is underway with production from these wells commencing in mid-November at 2.5 MMcf per day net to Fairborne's 50% interest.

Peace River Arch ("PRA")

At Rycroft, the Company recently completed its gas plant expansion increasing plant capacity to 17 MMcf per day (8.5 MMcf per day net to FEL). This capacity will be restricted to approximately 13 MMcf per day until the operator of the sales gas pipeline increases the capacity of its sales meter system. This is scheduled for completion during the first quarter of 2005. Gas from two development wells drilled in the first half of 2004 has already been tied in and the Rycroft Plant is currently operating at approximately 13 MMcf per day (6.5 MMcf per day net to FEL).

The Company has drilled two successful development wells following an oil discovery, drilled in the first quarter of 2004, at Progress. A total of five to eight additional wells are currently planned to develop this pool with additional potential existing with the application of a water flood. The Company has committed to pipeline capacity on a new sour gas pipeline being constructed by a midstream company and is anticipating production start up in early 2005, upon the completion of this pipeline.



Richard A. Walls
President & CEO
November 4, 2004

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at November 4, 2004 and is provided by the management of Fairborne Energy Ltd. ("Fairborne" or the "Company") to review third quarter 2004 activities and the results as compared to the previous period. This MD&A should be read in conjunction with the unaudited consolidated interim financial statements for the nine months ended September 30, 2004 and 2003 and the audited consolidated financial statements for the year ended December 31, 2003.

Fairborne was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne became a publicly traded company. The Company maintains its head office in Calgary and is engaged in the business of exploring for, developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. Within these selected areas, the Company develops a portfolio of exploration and development prospects in conjunction with select acquisitions.

This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

This document contains the terms "funds generated from operations" and "netbacks" which are non-GAAP terms. The Company evaluates its performance based on these measures. The Company considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Company considers funds generated from operations a key measure as it demonstrates the Company's ability to generate cash flow necessary to fund future growth through capital investment and to repay debt. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairborne also presents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of income per share.

When discussing unit costs, barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

($ thousands, except per share amounts)	Q3 2004	Q2 2004	Q1 2004	Q4 2003 *(restated)*
Petroleum and natural gas sales, before royalties	35,349	29,756	18,429	15,492
Funds generated from operations	19,784	15,083	9,963	8,407
Per share – basic	$ 0.48	$ 0.39	$ 0.31	$ 0.27
Per share – diluted	$ 0.44	$ 0.36	$ 0.28	$ 0.21
Net income	3,463	2,786	3,295	2,344
Per share – basic	$ 0.08	$ 0.07	$ 0.10	$ 0.06
Per share – diluted	$ 0.08	$ 0.07	$ 0.09	$ 0.05
Total assets	379,450	272,115	266,338	139,925
Debt net of working capital	95,091	84,785	90,870	9,371

($ thousands, except per share amounts)	Q3 2003 (restated)	Q2 2003 (restated)	Q1 2003 (restated)	Q4 2002 (restated)
Petroleum and natural gas sales, before royalties	15,712	10,154	9,531	8,368
Funds generated from operations	9,056	5,985	5,701	4,396
Per share – basic	$ 0.30	$ 0.30	$ 0.29	$ 0.22
Per share – diluted	$ 0.28	$ 0.30	$ 0.29	$ 0.22
Net income	3,069	2,723	2,222	1,316
Per share – basic	$ 0.10	$ 0.14	$ 0.11	$ 0.06
Per share – diluted	$ 0.09	$ 0.13	$ 0.11	$ 0.06
Total assets	124,928	60,629	55,769	51,544
Debt net of working capital	17,463	Nil	Nil	Nil

THIRD QUARTER 2004 FINANCIAL RESULTS

Production

Fairborne's total production for the third quarter of 2004 averaged 8,814 BOE per day, representing an 83% increase from the average production of 4,815 BOE per day recorded in the third quarter of 2003. Similarly, production for the nine months ended September 30, 2004 increased 110% from 3,449 BOE per day in 2003 to 7,234 BOE per day in 2004. Fairborne continued to strengthen its position as a natural gas producer during the third quarter of 2004 with natural gas representing 62% of the Company's production compared to 49% for the same period in 2003.

Crude oil and NGL production averaged 3,386 bbls per day for the three months ended September 30, 2004 (2003 – 2,438 bbls per day) and 2,740 bbls per day for the nine months ended September 30, 2004 (2003 – 1,936 bbls per day). The increase in oil production during the third quarter is primarily attributable to the acquisition of Case Resources Inc. ("Case") on July 27, 2004. Case's production was heavily weighted towards oil, with the majority of production coming from the Haynes property, which is adjacent to and complements the Company's existing property base in central Alberta.

Natural gas production averaged 32.6 MMcf per day in the third quarter 2004 (2003 - 14.3 MMcf per day) and 27.0 MMcf per day for the first nine months of 2004 (2003 – 9.1 MMcf per day). The increase in natural gas production from 2003 is attributable to the results of Fairborne's drilling program in 2004 which has been focused on natural gas properties and the acquisition of the West Pembina assets completed on March 31, 2004. Successful drilling on the Company's Rycroft, Basset Lake and Wild River areas contributed to increased natural gas production in 2004 compared to 2003. Start-up of the expanded Rycroft gas processing facility and completion of the pipeline at Wild River both occurred late in the third quarter of 2004 and will contribute to higher natural gas production through the remainder of the year.

Commodity Prices

Fairborne's crude oil and NGL price reflected the consistent increase in world oil prices during the first nine months of 2004, increasing 42% to Cdn. $49.08 per barrel during the quarter ended September 30, 2004 compared to Cdn.$34.49 per barrel for the third quarter 2003. The year-to-date price also increased 23% to average Cdn.$45.46 per barrel for the nine months ended September 30, 2004 compared to Cdn.$36.96 in the first nine months of 2003.

Fairborne realized an average natural gas price of $6.66 per Mcf for the three months ended September 30, 2004 compared to $6.07 per Mcf for the same period in 2003. For the nine months ended September 30, 2004 the average natural gas price was $6.69 per Mcf , up from $6.40 per Mcf for the nine months ended September 30, 2003. Commodity prices for both crude oil and natural gas have remained strong throughout 2004 and the outlook for future prices is expected to be high by historical standards.

Hedging Activities

When Fairborne hedges oil and gas prices, the hedging strategy is intended to provide certainty to cash flow by fixing the price on a portion of the production portfolio. During the three months ended September 30, 2004 Fairborne did not have any natural gas production hedged, however an average of 350 barrels per day (12%) of crude oil production was hedged. Hedging in the three months ended September 30, 2004 reduced Fairborne's crude oil price received by $1.53 per barrel. During the first nine months of 2004, Fairborne hedged an average of 584 barrels per day (23%) of total crude oil production and 1.5 MMcf per day (5%) of natural gas production. Hedging activity for the first nine months of 2004 reduced the crude oil price received by $2.27 per barrel and increased the natural gas price received by $0.02 per Mcf.

Fairborne also had a foreign exchange hedge in place from January 27, 2004 to June 30, 2004 on US$1.6 million at a rate of Cdn $1.323 to U.S. $1.00 (U.S. $0.7559 to Cdn $1.00). From July 1 to September 30, 2004, the Company had hedged U.S. $1.0 million of foreign exchange exposure at a rate of Cdn $1.3468 to U.S. $1.00 (U.S. $0.7425 to Cdn $1.00). The Company recognized a nominal gain from these foreign exchange hedges, with no additional foreign exchange hedges outstanding after September 30, 2004.

Petroleum and Natural Gas Revenue

Fairborne's revenues of $35.3 million for the three months and $83.5 million for the nine months ended September 30, 2004 reflected the higher production levels and higher realized commodity prices compared to the same periods in 2003.

	Three months ended September 30		Nine months ended September 30	
($ thousands, except per unit amounts)	**2004**	2003	**2004**	2003
Revenues				
Natural gas	**20,059**	7,975	**49,398**	15,859
Oil and NGLs	**15,290**	7,737	**34,136**	19,538
Total	**35,349**	15,712	**83,534**	35,397
Prices				
Natural gas *($/Mcf)*	**6.66**	6.07	**6.69**	6.40
Oil and NGLs *($/bbl)*	**49.08**	34.49	**45.46**	36.96
Total *($/BOE)*	**43.59**	35.47	**42.14**	37.59

Royalties

The Company recorded $18.1 million in royalties for the nine months ended September 30, 2004, representing a royalty rate of 21.7%. The 2004 royalty rate is higher than the previous year rate of 18.8% primarily due to new acquisitions including Pivotal (July 2003), West Pembina (March 2004) and Case (July 2004). All of the new areas acquired have royalty rates in excess of the rates associated with Fairborne's initial properties which formed the Company's revenue base through the first six months of 2003.

Royalties for the third quarter of 2004 totaled $7.4 million which represented a royalty rate of 20.9%, consistent with the 20.5% reported for the third quarter of 2003. The royalty rate for the third quarter of 2004 is lower than the year-to-date rate partially due to the impact of a deep well royalty holiday on the Company's new gas well at Wild River. The royalty rate for the remainder of 2004 is expected to average between 20% and 22%.

Production Expenses

Fairborne operates substantially all of its producing properties and consequently maintains a degree of control over field operating costs. Operating costs were $7.46 per BOE or $6.0 million in total during the three months ended September 30, 2004

compared to $5.28 per BOE or $2.3 million during the same period in 2003. For the nine months ended September 30, 2004 operating costs were $7.46 per BOE or $14.8 million compared to $5.92 per BOE or $5.6 million during the same period in 2003.

The increase in costs for the quarter and for the nine months ended September 30, 2004 is mainly due to the addition of the West Pembina assets beginning in April 2004. Much of this production is sour gas which has above-average operating costs compared to Fairborne's other principle properties. Despite an increase in costs compared to 2003, unit operating costs for the third quarter were 9% lower compared to unit operating costs for the immediately preceding second quarter of 2004. For the remainder of 2004 operating costs per unit are expected to trend lower as operational efficiencies are gained on new properties and production levels increase.

General and Administrative Expenses

The substantial growth in Fairborne's production and asset base combined with the active acquisition, exploration and development programs undertaken by the Company has led to an increased need for staff and support services. Total general and administrative expenses of $1.5 million for the third quarter of 2004 (2003 – $0.9 million) and $4.4 million for the first nine months of 2004 (2003 - $2.0 million) reflects the Company's growth. On a BOE basis, Fairborne's general and administrative costs, excluding non-cash stock based compensation costs, have been reduced from $2.15 per BOE for the first three quarters of 2003 to $1.93 for the same period in 2004. Similarly, third quarter 2004 expenses were down from $1.93 per BOE in 2003 to $1.50 per BOE in 2004.

Interest Expense

Interest expense for the third quarter of 2004 was $0.7 million compared to $0.2 million in the third quarter of 2003. For the nine months ended September 30, 2004, the Company recorded $1.6 million in interest expense compared to $0.3 million for the same period in 2003.

Prior to the acquisition of Pivotal Energy in July 2003, Fairborne had not drawn on its available bank lines. The Pivotal acquisition and subsequent corporate and property acquisitions have been financed through a combination of debt and equity. As such, interest expense in 2004 is higher than the prior year and will continue to increase in the fourth quarter of 2004 as the Company draws on its credit facilities to fund a portion of its fourth quarter capital program.

Depletion, Depreciation and Accretion

Fairborne's depletion and depreciation rate for the third quarter of 2004 was $15.52 per BOE (2003 - $9.37 per BOE), which resulted in total depletion and depreciation expense of $12.6 million for the third quarter (2003 - $4.2 million). The rate for the nine months ended September 30, 2004 was $13.88 per BOE (2003 - $8.86 per BOE) for a total nine month expense of $27.5 million (2003 - $8.3 million). The increase in depletion expense from 2003 is a direct result of increased production levels and increased depletion rates. The increase in BOE rates during 2004 reflects the acquisition of the West Pembina and Case properties.

Acquisitions completed in 2004 also resulted in an increased liability for asset retirement costs and associated accretion expense. The Company estimates its total undiscounted future liability for asset retirement obligations to be $44.0 million, the present value of which is $13.0 million at September 30, 2004. Accretion of asset retirement obligations in the third quarter of 2004 was $266,000 (2003 - $157,000) and $641,000 for the nine months ended September 30, 2004 (2003 - $403,000).

Taxes

Fairborne's tax rate for the first nine months of 2004 was 42.1%, the majority of which was future income taxes. Fairborne's rate is higher than the average combined Federal and Provincial rate primarily due to non-deductible crown royalties which exceed resource allowance deductions.

Funds Generated from Operations and Net Income

Strong commodity prices and increased production levels contributed to funds generated from operations of $19.8 million ($0.48 per share) for the three months ended September 30, 2004 and $44.8 million ($1.17 per share) for the nine months ended September 30, 2004. Higher depletion, depreciation and future income tax charges impacted net income at $3.5 million ($0.08 per share) for the third quarter and $9.5 million ($0.25 per share) on a year-to-date basis.

Unit Analysis

	Three Months ended September 30			
($ thousands, except per BOE amounts)	2004	$/BOE	2003	$/BOE
			(restated)	*(restated)*
Production revenue	35,349	43.59	15,712	35.47
Royalties	7,404	9.13	3,217	7.26
Operating expenses	6,048	7.46	2,342	5.28
General and administrative *	1,214	1.50	856	1.93
Interest	687	0.85	204	0.46
Capital taxes	212	0.26	37	0.08
Funds generated from operations	19,784	24.39	9,056	20.46
Stock based compensation expense	259	0.31	–	–
Depletion, depreciation and accretion	12,853	15.85	4,309	9.72
Future income taxes	3,209	3.96	1,678	3.79
Net income	3,463	4.27	3,069	6.95

* *net of stock based compensation expense (non-cash)*

	Nine Months Ended September 30,			
($ thousands, except per BOE amounts)	2004	$/BOE	2003	$/BOE
			(restated)	*(restated)*
Production revenue	83,534	42.14	35,397	37.59
Royalties	18,117	9.14	6,653	7.06
Operating expenses	14,789	7.46	5,575	5.92
General and administrative *	3,836	1.93	2,024	2.15
Interest	1,575	0.79	336	0.36
Capital taxes	387	0.20	67	0.07
Funds generated from operations	44,830	22.62	20,742	22.03
Stock based compensation expense	580	0.29	–	–
Depletion, depreciation and accretion	28,146	14.20	8,746	9.29
Future income taxes	6,560	3.31	3,981	4.23
Net income	9,544	4.82	8,015	8.51

* *net of stock based compensation expense (non-cash)*

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditures

Fairborne's capital program for the first nine months of 2004 totaled $245.1 million including the acquisition of assets in West Pembina at the end of the first quarter and the acquisition of Case in the third quarter. The following table provides a summary of expenditures compared to the previous year:

	For the three months ended September 30		For the nine months ended September 30	
($ thousands)	**2004**	2003	**2004**	2003
Exploration and development				
Land and lease acquisitions	**1,510**	1,543	**3,633**	3,572
Geological and geophysical	**87**	146	**7,173**	1,457
Drilling, completions and workovers	**25,411**	9,015	**42,985**	12,774
Well equipment and facilities	**8,899**	4,473	**22,005**	5,583
Corporate assets	**81**	207	**282**	258
	35,988	15,384	**76,078**	23,644
Acquisitions, net of dispositions				
Acquisitions	**68,416**	47,426	**179,656**	47,426
Dispositions	**10**	(1,543)	**(10,668)**	(1,543)
	68,426	45,883	**168,988**	45,883
Total	**104,414**	61,627	**245,066**	69,527

Fairborne's capital expenditure program in the third quarter of 2004 included the acquisition of Case Resources Inc., two significant facility projects and a concentration on drilling activities. During the third quarter, the Company drilled a total of 23 (20.2 net) wells which were all cased as potential gas wells. Facility projects included construction of a ten mile, six inch pipeline and associated dehydration facilities at Wild River as well as expansion of the gas processing facility at Rycroft.

Exploration and development expenditures in the third quarter of 2004 were financed from $19.8 million funds generated from operations as well as a portion of the proceeds of a $20 million flow-through share offering. The acquisition of Case was financed through a combination of debt and equity including the issuance of 5.4 million common shares at a deemed value of $51.5 million and the assumption of $12.5 million of debt.

The capital budget for the last three months of 2004 totals $35 million. Fairborne plans to utilize funds generated from operations combined with available bank credit facilities to fund the fourth quarter capital and operating activities.

Working Capital

Fairborne had a working capital deficit of $25.4 million at September 30, 2004 compared to $10.6 million at September 30, 2003, excluding bank indebtedness. The increase is consistent with the substantial increase in spending on exploration and development projects in 2004 as well as the significant growth in the Company's operations over the past year.

Bank Indebtedness

Fairborne has a revolving demand loan based on a borrowing base determined by the Company's bankers. During the first nine months of 2004, the amount available under the loan has been increased first to $85 million in the first quarter with the acquisition of West Pembina properties, and subsequently to $105 million in the third quarter coincident with the Case acquisition. At September 30, 2004, the Company had drawn $69.7 million on the facility.

SHARE CAPITAL

In summary, during the first nine months of 2004, Fairborne issued a total of 13.7 million common shares, of which 6.2 million were issued in connection with the West Pembina acquisition; 5.4 million were issued on the acquisition of Case Resources Inc.; 1.6 million were issued on the third quarter flow-through financing and 0.5 million were issued on exercise of stock options.

On July 27, 2004 Fairborne issued 5.4 million common shares at a deemed value of $51.5 million and assumed $12.5 million of debt to acquire all of the outstanding shares of Case Resources Inc. As consideration for the transaction, Case shareholders received 0.0909 of a Fairborne common share for each Case common share held.

In August 2004, Fairborne completed a flow-through equity financing with 1.6 million flow-through common shares issued at $12.50 per share for gross proceeds of $20 million. Pursuant to the flow-through agreements, the Company has a commitment to spend $20 million prior to December 31, 2005 on qualifying Canadian exploration expenditures and renounce those expenditures to subscribers effective December 31, 2004.

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. The following table provides a summary of outstanding common shares and other equity instruments:

(thousands)	**As at and for the three months ended September 30, 2004**	**As at and for the nine months ended September 30, 2004**
Common shares	**46,059**	**46,059**
Warrants	**1,960**	**1,960**
Stock options	**3,551**	**3,551**
Weighted average common shares		
Basic	**41,620**	**38,248**
Diluted	**44,851**	**41,235**

From September 30 to November 4, 2004, 38,000 stock options were exercised and an additional 18,000 stock options were issued. There were no other changes in outstanding equity instruments

BUSINESS ENVIRONMENT AND RISK

The business risks the Company is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – these external risk factors impact the industry and influence the nature of control and management of the Company. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to maximize opportunities;
- employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The amounts for depletion and depreciation of petroleum and natural gas properties and equipment and the asset retirement obligations are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset Retirement Obligations

The Company retroactively adopted the new accounting standard for asset retirement obligations at January 1, 2004. All existing reclamation and abandonment liabilities were reversed and the new standard was set up with prior years being restated. The asset retirement obligation was measured and recorded at fair market value with a corresponding increase in oil and gas properties. The asset retirement obligation increases over time with a corresponding accretion expense until the obligations are settled.

Full Cost Accounting for Oil and Gas

The Company adopted the revised full cost method of accounting for oil and gas as outlined in Accounting Guideline 16, which includes limiting the carrying value of oil and gas properties to their estimated fair value. The fair value is estimated to be the future cash flow from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the prior ceiling test calculation that used undiscounted cash flows and constant prices, adjusted for general and administrative and financing costs.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Balance Sheets

($ thousands)		September 30, 2004	December 31, 2003
		(unaudited)	*(restated, see Note 1)*
Assets			
Current assets			
Cash and cash equivalents		$ 1,787	$ 6,152
Accounts receivable		25,166	14,126
Prepaid expenses and deposits		2,279	1,997
		29,232	22,275
Fixed assets	*(Note 3)*		
Petroleum and natural gas properties and equipment		377,883	127,666
Office furniture and equipment		889	843
Accumulated depletion and depreciation		(44,724)	(17,219)
		334,048	111,290
Goodwill	*(Note 2)*	16,170	6,360
		$ 379,450	$ 139,925
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities		$ 54,625	$ 21,132
Equipment lease	*(Note 4)*	–	2,573
Bank indebtedness	*(Note 5)*	69,698	7,941
		124,323	31,646
Asset retirement obligations	*(Note 6)*	12,997	6,165
Future income taxes		34,086	15,913
Shareholders' Equity			
Capital stock	*(Note 7)*	184,817	73,040
Contributed surplus	*(Note 7)*	853	331
Retained earnings		22,374	12,830
		208,044	86,201
		$ 379,450	$ 139,925

See accompanying notes to the interim consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Statements of Operations and Retained Earnings

(Unaudited) ($ thousands, except per share amounts)		For the three months ended September 30 2004	2003	For the nine months ended September 30 2004	2003
			(restated, see Note 1)		*(restated, see Note 1)*
Revenue					
Petroleum and natural gas		$ 35,349	$ 15,712	$ 83,534	$ 35,397
Less: Royalties		7,404	3,217	18,117	6,653
		27,945	12,495	65,417	28,744
Expenses					
Production		6,048	2,342	14,789	5,575
General and administrative		1,473	856	4,416	2,024
Interest		687	204	1,575	336
Depletion, depreciation and accretion		12,853	4,309	28,146	8,746
		21,061	7,711	48,926	16,681
Income before taxes		6,884	4,784	16,491	12,063
Taxes					
Future income taxes		3,209	1,678	6,560	3,981
Capital taxes		212	37	387	67
		3,421	1,715	6,947	4,048
Net income		3,463	3,069	9,544	8,015
Retained earnings beginning of period, as previously reported		18,911	7,419	12,613	2,439
Retained earnings adjustment, asset retirement obligation	*(Note 1)*	–	35	217	69
Retained earnings, end of period		$ 22,374	$ 10,523	$ 22,374	$ 10,523
Net income per share	*(Note 7)*				
Basic		$ 0.08	$ 0.10	$ 0.25	$ 0.35
Diluted		$ 0.08	$ 0.09	$ 0.23	$ 0.33

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Statements of Cash Flows

(Unaudited) ($ thousands)		For the three months ended September 30 2004	2003 *(restated, see Note 1)*	For the nine months ended September 30 2004	2003 *(restated, see Note 1)*
Cash provided by (used in):					
Operating activities					
Net income		$ 3,463	$ 3,069	$ 9,544	$ 8,015
Items not involving cash					
Depletion, depreciation and accretion		12,853	4,309	28,146	8,746
Stock based compensation expense		259	-	580	–
Future income taxes		3,209	1,678	6,560	3,981
		19,784	9,056	44,830	20,742
Asset retirement expenditures		(96)	(174)	(113)	(467)
Change in non-cash working capital		3,946	2,860	(7,024)	1,357
		23,634	11,742	37,693	21,632
Financing activities					
Issuance of common shares, net of costs		18,773	87	58,982	87
Equipment lease payments		–	(32)	(2,573)	(93)
Bank indebtedness		(18,977)	(5,398)	49,241	(5,398)
		(204)	(5,343)	105,650	(5,404)
Investing activities					
Capital expenditures		(35,988)	(15,384)	(76,078)	(23,644)
Dispositions		(10)	1,543	10,668	1,543
Acquisition of petroleum and natural gas properties	*(Note 2)*	(293)	–	(111,533)	–
Corporate acquisition	*(Note 2)*	(400)	(800)	(400)	(800)
Change in non-cash working capital		14,742	2,991	29,635	3,165
		(21,949)	(11,650)	(147,708)	(19,736)
Change in cash and cash equivalents		1,481	(5,251)	(4,365)	(3,508)
Cash and cash equivalents, beginning of period		306	5,330	6,152	3,587
Cash and cash equivalents, end of period		$ 1,787	$ 79	$ 1,787	$ 79
Cash interest paid		$ 719	$ 203	$ 1,607	$ 335
Cash taxes paid		$ 160	$ 37	$ 335	$ 67

See accompanying notes to the interim consolidated financial statements.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004 (unaudited)
(tabular amounts are stated in thousands and thousands of dollars except per share amounts)

The interim financial statements of Fairborne Energy Ltd. (the "Company" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2003, except as noted below. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2003.

Note 1: Changes in Accounting Policies

Full Cost Accounting Guideline

Effective January 1, 2004, Fairborne adopted a new Canadian accounting standard relating to full cost accounting for oil and gas entities.

Fairborne places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Prior to adopting the new standards, the limit on aggregate carrying value of the petroleum and natural gas properties and equipment that may be carried forward for depletion against future revenues was based on the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less the estimated future costs for administration, financing, asset retirement obligations and income taxes.

There were no changes to net income, petroleum and natural gas properties and equipment or any other reported amounts in the financial statements as a result of adopting the standard.

Asset Retirement Obligations ("ARO")

Effective January 1, 2004, Fairborne retroactively adopted, with restatement of prior periods, a new accounting standard relating to asset retirement obligations.

Fairborne recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

Prior to adopting the standard, Fairborne recognized a provision for future site restoration costs over the life of the oil and gas properties and facilities using a unit of production method.

The effect of adopting the new ARO accounting standard is presented below as increases (decreases):

Balance sheet *($ thousands)*	As at December 31, 2003	2002
Net asset retirement costs, included in fixed assets	3,740	3,158
Asset retirement obligations	6,165	4,135
Accumulated provision for future site restoration	(2,764)	(1,086)
Future income taxes	122	40
Retained earnings	217	69

Statement of operations *($ thousands)*	Nine months ended September 30, 2004	2003	Year ended December 31, 2003
Accretion expense	**641**	403	558
Depletion and depreciation on asset retirement costs	**776**	461	619
Future site restoration expense	**(1,410)**	(846)	(1,405)
Future income taxes	**(3)**	(6)	82
Net earnings impact	**(4)**	(12)	146

Flow Through Shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized upon the renunciation of tax pools and share capital is reduced by the estimated costs of the renounced tax deductions.

Note 2: Acquisitions

On July 27, 2004 the Company acquired all of the outstanding shares of Case Resources Inc. ("Case") pursuant to an Arrangement Agreement dated June 25, 2004 between Case and Fairborne. Case was a publicly traded oil and gas company with properties located in western Canada. As consideration for the transaction, Case shareholders received 0.0909 of a Fairborne common share for each Case common share held. Fairborne issued 5.4 million shares to acquire Case at a deemed value of $51.5 million, based on the trading price of Fairborne shares on or about the date of acquisition. The results of operations for Case have been included in Fairborne's Financial Statements beginning July 27, 2004. Details of the acquisition are as follows:

Cost of Acquisition:		
Shares	$	51,518
Transaction costs		400
	$	51,918
Allocated:		
Current assets	$	1,443
Petroleum and natural gas properties		68,121
Goodwill		9,810
Current liabilities		(1,003)
Bank debt		(12,516)
Asset retirement obligations		(1,105)
Future income taxes		(12,832)
	$	51,918

On March 31, 2004, the Company acquired certain petroleum and natural gas assets located in the West Pembina area of West Central Alberta. The acquisition has been accounted for by the purchase method. The results of operations from the assets acquired have been included in Fairborne's Financial Statements beginning March 31, 2004.

Details of the acquisition are as follows:

Net assets acquired:		
Petroleum and natural gas properties and equipment	$	115,904
Asset retirement obligations		(4,664)
	$	111,240
Consideration:		
Cash	$	71,907
Cash from private placement of common shares		38,859
Transaction costs		474
	$	111,240

NOTE 3: PETROLEUM AND NATURAL GAS PROPERTIES AND EQUIPMENT

Fairborne performed a ceiling test calculation at January 1, 2004 and September 30, 2004 to assess the recoverable value of petroleum and natural gas properties and equipment. The oil and gas future prices are based on the April 1, 2004 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Fairborne. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Fairborne's proved reserves exceeded the carrying value of petroleum and natural gas properties and equipment at January 1, 2004 and September 30, 2004.

Year	WTI Oil *($US/bbl)*	Foreign Exchange Rate	Edmonton Light Crude Oil *($Cdn/bbl)*	AECO Gas *($Cdn/mmBtu)*
2004	34.25	0.75	40.86	6.62
2005	28.50	0.75	34.62	5.50
2006	26.25	0.75	32.26	5.14
2007	24.00	0.75	29.45	4.93
2008	23.50	0.75	29.41	4.93
2009-14	23.25	0.75	29.40	4.92
Escalate thereafter 1.5% per year				

NOTE 4: EQUIPMENT LEASE

The Company repaid the equipment lease in April 2004.

NOTE 5: BANK INDEBTEDNESS

At September 30, 2004 the Company has available $105 million of demand operating credit facilities from two Canadian chartered banks subject to the bank's valuation of the petroleum and natural gas properties owned by the Company. The facilities bear interest at the bank's prime rate. At September 30, 2004, $69.7 million was drawn under the facilities. The scheduled review date of the facility is May 30, 2005. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement.

NOTE 6: ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $44 million which is scheduled to be incurred between 2014 and 2034. The majority of the costs are scheduled to be incurred between 2014 and 2020. A credit-adjusted risk-free interest rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

($ thousands)	Nine months ended September 30, 2004	Year ended December 31, 2003
Balance, beginning of period	6,165	4,135
Acquisitions in the period	5,769	1,055
Liabilities incurred in period	535	1,200
Liabilities settled in period	(113)	(783)
Accretion expense	641	558
Balance, end of period	12,997	6,165

Note 7: Capital stock

a) Common shares – issued and outstanding

(thousands)	Number		Amount
Balance, December 31, 2003	32,328	$	73,040
Private placement of common shares for cash	6,178		41,084
Issue of flow through shares for cash	1,600		20,000
Issued on acquisition of Case	5,423		51,518
Issued on exercise of options	530		1,363
Share issue costs	–		(3,407)
Future tax benefit of issue costs	–		1,219
Balance, September 30, 2004	**46,059**	**$**	**184,817**

Fairborne has a commitment to spend $20 million on or before December 31, 2005 on qualifying Canadian exploration expenditures pursuant to the August 10, 2004 flow through share issue and to renounce those expenditures to subscribers, effective December 31, 2004. As of September 30, 2004, Fairborne has incurred approximately $6 million of qualifying expenditures.

b) Contributed surplus

(thousands)		
Balance, December 31, 2003	$	331
Options granted		580
Options exercised		(58)
Balance, September 30, 2004	**$**	**853**

The weighted average fair value of stock options granted in 2004 was $2.30 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4 percent, expected volatility of 30 percent and expected life of 3 years.

c) Per share amounts

The following table summarizes the weighted average common shares used in calculating net income per share:

(thousands)	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Basic	**41,620**	30,101	**38,248**	23,238
Diluted	**44,851**	32,421	**41,235**	24,157

The reconciling items between the basic and diluted average common shares are outstanding stock options and outstanding warrants.

d) *Stock options*

There are 3,550,583 stock options outstanding at September 30, 2004 with a weighted average exercise price of $5.08 per option. The options expire between January 23, 2006 and September 3, 2009.

The following table sets forth a reconciliation of the stock option plan activity through to September 30, 2004:

	Number of options	Weighted average exercise price
Balance December 31, 2003	2,861	$ 2.90
Granted	1,219	$ 9.05
Exercised	(529)	$ 2.47
Balance September 30, 2004	**3,551**	**$ 5.08**

The following table summarizes stock options outstanding under the plan at September 30, 2004:

Exercise Price	Options outstanding *(thousands)*	Remaining term (years)	Options exercisable
$ 1.75 - $ 1.84	46	1.3	46
$ 2.40 - $ 3.09	1,601	2.8	1,032
$ 3.42 - $ 4.76	378	3.6	126
$ 5.20 - $ 7.40	379	3.2	41
$ 8.00 - $10.35	1,147	4.1	–
	3,551	**3.6**	**1,245**

e) *Warrants*

There are 1,960,000 warrants to purchase common shares at $3.50 per share exercisable at any time prior to close of business on May 31, 2006.

Note 8: Financial Instruments

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers.

The following table summarizes the fixed price physical sales contracts outstanding at September 30, 2004:

Commodity	**Period**	**Volume**	**Price**
Crude Oil	October 1 to December 31, 2004	500 bbls/day	WTI US$35.30
Crude Oil	October 1 to December 31, 2004	500 bbls/day	WTI US$35.00 -US$44.05
Crude Oil	January 1 to March 31, 2005	1,000 bbls/day	WTI US$34.70
Natural Gas	November 1 to December 31, 2004	13,000 GJ/day	CDN AECO $7.00 – 9.35

FAIRBORNE ENERGY LTD.

Fairborne is a crude oil and natural gas exploration, development and production company headquartered in Calgary, Alberta, Canada. Its common shares trade on the Toronto Stock Exchange under the symbol "FEL".

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754
Fax.: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755
Fax.: (403) 290-7751
rmaitland@fairborne-energy.com

Shareholders and interested investors are encouraged to visit our web site:
http://www.fairborne-energy.com
Historical public documents, corporate information, latest presentation material and press releases are all available.
Filings also available at: www.sedar.com

READER ADVISORY

Per barrel of oil equivalent ("BOE") *amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.*

Forward Looking Statements *- Certain information regarding Fairborne Energy Ltd. set forth in this document, including management's assessment of Fairborne Energy Ltd's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Fairborne Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Fairborne Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne Energy Ltd. will derive therefrom.*

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at November 4, 2004 and is provided by the management of Fairborne Energy Ltd. ("Fairborne" or the "Company") to review third quarter 2004 activities and the results as compared to the previous period. This MD&A should be read in conjunction with the unaudited consolidated interim financial statements for the nine months ended September 30, 2004 and 2003 and the audited consolidated financial statements for the year ended December 31, 2003.

Fairborne was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne became a publicly traded company. The Company maintains its head office in Calgary and is engaged in the business of exploring for, developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. Within these selected areas, the Company develops a portfolio of exploration and development prospects in conjunction with select acquisitions.

This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

This document contains the terms "funds generated from operations" and "netbacks" which are non-GAAP terms. The Company evaluates its performance based on these measures. The Company considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Company considers funds generated from operations a key measure as it demonstrates the Company's ability to generate cash flow necessary to fund future growth through capital investment and to repay debt. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairborne also presents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of income per share.

When discussing unit costs, barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

($ thousands, except per share amounts)	Q3 2004	Q2 2004	Q1 2004	Q4 2003 *(restated)*
Petroleum and natural gas sales, before royalties	35,349	29,756	18,429	15,492
Funds generated from operations	19,784	15,083	9,963	8,407
Per share – basic	$ 0.48	$ 0.39	$ 0.31	$ 0.27
Per share – diluted	$ 0.44	$ 0.36	$ 0.28	$ 0.21
Net income	3,463	2,786	3,295	2,344
Per share – basic	$ 0.08	$ 0.07	$ 0.10	$ 0.06
Per share – diluted	$ 0.08	$ 0.07	$ 0.09	$ 0.05
Total assets	379,450	272,115	266,338	139,925
Debt net of working capital	95,091	84,785	90,870	9,371

($ thousands, except per share amounts)	Q3 2003	Q2 2003	Q1 2003	Q4 2002
	(restated)	(restated)	(restated)	(restated)
Petroleum and natural gas sales, before royalties	15,712	10,154	9,531	8,368
Funds generated from operations	9,056	5,985	5,701	4,396
Per share – basic	$ 0.30	$ 0.30	$ 0.29	$ 0.22
Per share – diluted	$ 0.28	$ 0.30	$ 0.29	$ 0.22
Net income	3,069	2,723	2,222	1,316
Per share – basic	$ 0.10	$ 0.14	$ 0.11	$ 0.06
Per share – diluted	$ 0.09	$ 0.13	$ 0.11	$ 0.06
Total assets	124,928	60,629	55,769	51,544
Debt net of working capital	17,463	Nil	Nil	Nil

THIRD QUARTER 2004 FINANCIAL RESULTS

Production

Fairborne's total production for the third quarter of 2004 averaged 8,814 BOE per day, representing an 83% increase from the average production of 4,815 BOE per day recorded in the third quarter of 2003. Similarly, production for the nine months ended September 30, 2004 increased 110% from 3,449 BOE per day in 2003 to 7,234 BOE per day in 2004. Fairborne continued to strengthen its position as a natural gas producer during the third quarter of 2004 with natural gas representing 62% of the Company's production compared to 49% for the same period in 2003.

Crude oil and NGL production averaged 3,386 bbls per day for the three months ended September 30, 2004 (2003 – 2,438 bbls per day) and 2,740 bbls per day for the nine months ended September 30, 2004 (2003 – 1,936 bbls per day). The increase in oil production during the third quarter is primarily attributable to the acquisition of Case Resources Inc. ("Case") on July 27, 2004. Case's production was heavily weighted towards oil, with the majority of production coming from the Haynes property, which is adjacent to and complements the Company's existing property base in central Alberta.

Natural gas production averaged 32.6 MMcf per day in the third quarter 2004 (2003 - 14.3 MMcf per day) and 27.0 MMcf per day for the first nine months of 2004 (2003 – 9.1 MMcf per day). The increase in natural gas production from 2003 is attributable to the results of Fairborne's drilling program in 2004 which has been focused on natural gas properties and the acquisition of the West Pembina assets completed on March 31, 2004. Successful drilling on the Company's Rycroft, Basset Lake and Wild River areas contributed to increased natural gas production in 2004 compared to 2003. Start-up of the expanded Rycroft gas processing facility and completion of the pipeline at Wild River both occurred late in the third quarter of 2004 and will contribute to higher natural gas production through the remainder of the year.

Commodity Prices

Fairborne's crude oil and NGL price reflected the consistent increase in world oil prices during the first nine months of 2004, increasing 42% to Cdn. $49.08 per barrel during the quarter ended September 30, 2004 compared to Cdn.$34.49 per barrel for the third quarter 2003. The year-to-date price also increased 23% to average Cdn.$45.46 per barrel for the nine months ended September 30, 2004 compared to Cdn.$36.96 in the first nine months of 2003.

Fairborne realized an average natural gas price of $6.66 per Mcf for the three months ended September 30, 2004 compared to $6.07 per Mcf for the same period in 2003. For the nine months ended September 30, 2004 the average natural gas price was $6.69 per Mcf , up from $6.40 per Mcf for the nine months ended September 30, 2003. Commodity prices for both crude oil and natural gas have remained strong throughout 2004 and the outlook for future prices is expected to be high by historical standards.

Hedging Activities

When Fairborne hedges oil and gas prices, the hedging strategy is intended to provide certainty to cash flow by fixing the price on a portion of the production portfolio. During the three months ended September 30, 2004 Fairborne did not have any natural gas production hedged, however an average of 350 barrels per day (12%) of crude oil production was hedged. Hedging in the three months ended September 30, 2004 reduced Fairborne's crude oil price received by $1.53 per barrel. During the first nine months of 2004, Fairborne hedged an average of 584 barrels per day (23%) of total crude oil production and 1.5 MMcf per day (5%) of natural gas production. Hedging activity for the first nine months of 2004 reduced the crude oil price received by $2.27 per barrel and increased the natural gas price received by $0.02 per Mcf.

Fairborne also had a foreign exchange hedge in place from January 27, 2004 to June 30, 2004 on US$1.6 million at a rate of Cdn $1.323 to U.S. $1.00 (U.S. $0.7559 to Cdn $1.00). From July 1 to September 30, 2004, the Company had hedged U.S. $1.0 million of foreign exchange exposure at a rate of Cdn $1.3468 to U.S. $1.00 (U.S. $0.7425 to Cdn $1.00). The Company recognized a nominal gain from these foreign exchange hedges, with no additional foreign exchange hedges outstanding after September 30, 2004.

Petroleum and Natural Gas Revenue

Fairborne's revenues of $35.3 million for the three months and $83.5 million for the nine months ended September 30, 2004 reflected the higher production levels and higher realized commodity prices compared to the same periods in 2003.

	Three months ended September 30		Nine months ended September 30	
($ thousands, except per unit amounts)	**2004**	2003	**2004**	2003
Revenues				
Natural gas	**20,059**	7,975	**49,398**	15,859
Oil and NGLs	**15,290**	7,737	**34,136**	19,538
Total	**35,349**	15,712	**83,534**	35,397
Prices				
Natural gas *($/Mcf)*	**6.66**	6.07	**6.69**	6.40
Oil and NGLs *($/bbl)*	**49.08**	34.49	**45.46**	36.96
Total *($/BOE)*	**43.59**	35.47	**42.14**	37.59

Royalties

The Company recorded $18.1 million in royalties for the nine months ended September 30, 2004, representing a royalty rate of 21.7%. The 2004 royalty rate is higher than the previous year rate of 18.8% primarily due to new acquisitions including Pivotal (July 2003), West Pembina (March 2004) and Case (July 2004). All of the new areas acquired have royalty rates in excess of the rates associated with Fairborne's initial properties which formed the Company's revenue base through the first six months of 2003.

Royalties for the third quarter of 2004 totaled $7.4 million which represented a royalty rate of 20.9%, consistent with the 20.5% reported for the third quarter of 2003. The royalty rate for the third quarter of 2004 is lower than the year-to-date rate partially due to the impact of a deep well royalty holiday on the Company's new gas well at Wild River. The royalty rate for the remainder of 2004 is expected to average between 20% and 22%.

Production Expenses

Fairborne operates substantially all of its producing properties and consequently maintains a degree of control over field operating costs. Operating costs were $7.46 per BOE or $6.0 million in total during the three months ended September 30, 2004

compared to $5.28 per BOE or $2.3 million during the same period in 2003. For the nine months ended September 30, 2004 operating costs were $7.46 per BOE or $14.8 million compared to $5.92 per BOE or $5.6 million during the same period in 2003.

The increase in costs for the quarter and for the nine months ended September 30, 2004 is mainly due to the addition of the West Pembina assets beginning in April 2004. Much of this production is sour gas which has above-average operating costs compared to Fairborne's other principle properties. Despite an increase in costs compared to 2003, unit operating costs for the third quarter were 9% lower compared to unit operating costs for the immediately preceding second quarter of 2004. For the remainder of 2004 operating costs per unit are expected to trend lower as operational efficiencies are gained on new properties and production levels increase.

General and Administrative Expenses

The substantial growth in Fairborne's production and asset base combined with the active acquisition, exploration and development programs undertaken by the Company has led to an increased need for staff and support services. Total general and administrative expenses of $1.5 million for the third quarter of 2004 (2003 – $0.9 million) and $4.4 million for the first nine months of 2004 (2003 - $2.0 million) reflects the Company's growth. On a BOE basis, Fairborne's general and administrative costs, excluding non-cash stock based compensation costs, have been reduced from $2.15 per BOE for the first three quarters of 2003 to $1.93 for the same period in 2004. Similarly, third quarter 2004 expenses were down from $1.93 per BOE in 2003 to $1.50 per BOE in 2004.

Interest Expense

Interest expense for the third quarter of 2004 was $0.7 million compared to $0.2 million in the third quarter of 2003. For the nine months ended September 30, 2004, the Company recorded $1.6 million in interest expense compared to $0.3 million for the same period in 2003.

Prior to the acquisition of Pivotal Energy in July 2003, Fairborne had not drawn on its available bank lines. The Pivotal acquisition and subsequent corporate and property acquisitions have been financed through a combination of debt and equity. As such, interest expense in 2004 is higher than the prior year and will continue to increase in the fourth quarter of 2004 as the Company draws on its credit facilities to fund a portion of its fourth quarter capital program.

Depletion, Depreciation and Accretion

Fairborne's depletion and depreciation rate for the third quarter of 2004 was $15.52 per BOE (2003 - $9.37 per BOE), which resulted in total depletion and depreciation expense of $12.6 million for the third quarter (2003 - $4.2 million). The rate for the nine months ended September 30, 2004 was $13.88 per BOE (2003 - $8.86 per BOE) for a total nine month expense of $27.5 million (2003 - $8.3 million). The increase in depletion expense from 2003 is a direct result of increased production levels and increased depletion rates. The increase in BOE rates during 2004 reflects the acquisition of the West Pembina and Case properties.

Acquisitions completed in 2004 also resulted in an increased liability for asset retirement costs and associated accretion expense. The Company estimates its total undiscounted future liability for asset retirement obligations to be $44.0 million, the present value of which is $13.0 million at September 30, 2004. Accretion of asset retirement obligations in the third quarter of 2004 was $266,000 (2003 - $157,000) and $641,000 for the nine months ended September 30, 2004 (2003 - $403,000).

Taxes

Fairborne's tax rate for the first nine months of 2004 was 42.1%, the majority of which was future income taxes. Fairborne's rate is higher than the average combined Federal and Provincial rate primarily due to non-deductible crown royalties which exceed resource allowance deductions.

Funds Generated from Operations and Net Income

Strong commodity prices and increased production levels contributed to funds generated from operations of $19.8 million ($0.48 per share) for the three months ended September 30, 2004 and $44.8 million ($1.17 per share) for the nine months ended September 30, 2004. Higher depletion, depreciation and future income tax charges impacted net income at $3.5 million ($0.08 per share) for the third quarter and $9.5 million ($0.25 per share) on a year-to-date basis.

Unit Analysis

	Three Months ended September 30			
($ thousands, except per BOE amounts)	2004	$/BOE	2003	$/BOE
			(restated)	*(restated)*
Production revenue	35,349	43.59	15,712	35.47
Royalties	7,404	9.13	3,217	7.26
Operating expenses	6,048	7.46	2,342	5.28
General and administrative *	1,214	1.50	856	1.93
Interest	687	0.85	204	0.46
Capital taxes	212	0.26	37	0.08
Funds generated from operations	19,784	24.39	9,056	20.46
Stock based compensation expense	259	0.31	–	–
Depletion, depreciation and accretion	12,853	15.85	4,309	9.72
Future income taxes	3,209	3.96	1,678	3.79
Net income	3,463	4.27	3,069	6.95

* *net of stock based compensation expense (non-cash)*

	Nine Months Ended September 30,			
($ thousands, except per BOE amounts)	2004	$/BOE	2003	$/BOE
			(restated)	*(restated)*
Production revenue	83,534	42.14	35,397	37.59
Royalties	18,117	9.14	6,653	7.06
Operating expenses	14,789	7.46	5,575	5.92
General and administrative *	3,836	1.93	2,024	2.15
Interest	1,575	0.79	336	0.36
Capital taxes	387	0.20	67	0.07
Funds generated from operations	44,830	22.62	20,742	22.03
Stock based compensation expense	580	0.29	–	–
Depletion, depreciation and accretion	28,146	14.20	8,746	9.29
Future income taxes	6,560	3.31	3,981	4.23
Net income	9,544	4.82	8,015	8.51

* *net of stock based compensation expense (non-cash)*

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditures

Fairborne's capital program for the first nine months of 2004 totaled $245.1 million including the acquisition of assets in West Pembina at the end of the first quarter and the acquisition of Case in the third quarter. The following table provides a summary of expenditures compared to the previous year:

($ thousands)	For the three months ended September 30 2004	For the three months ended September 30 2003	For the nine months ended September 30 2004	For the nine months ended September 30 2003
Exploration and development				
Land and lease acquisitions	**1,510**	1,543	**3,633**	3,572
Geological and geophysical	**87**	146	**7,173**	1,457
Drilling, completions and workovers	**25,411**	9,015	**42,985**	12,774
Well equipment and facilities	**8,899**	4,473	**22,005**	5,583
Corporate assets	**81**	207	**282**	258
	35,988	15,384	**76,078**	23,644
Acquisitions, net of dispositions				
Acquisitions	**68,416**	47,426	**179,656**	47,426
Dispositions	**10**	(1,543)	**(10,668)**	(1,543)
	68,426	45,883	**168,988**	45,883
Total	**104,414**	61,627	**245,066**	69,527

Fairborne's capital expenditure program in the third quarter of 2004 included the acquisition of Case Resources Inc., two significant facility projects and a concentration on drilling activities. During the third quarter, the Company drilled a total of 23 (20.2 net) wells which were all cased as potential gas wells. Facility projects included construction of a ten mile, six inch pipeline and associated dehydration facilities at Wild River as well as expansion of the gas processing facility at Rycroft.

Exploration and development expenditures in the third quarter of 2004 were financed from $19.8 million funds generated from operations as well as a portion of the proceeds of a $20 million flow-through share offering. The acquisition of Case was financed through a combination of debt and equity including the issuance of 5.4 million common shares at a deemed value of $51.5 million and the assumption of $12.5 million of debt.

The capital budget for the last three months of 2004 totals $35 million. Fairborne plans to utilize funds generated from operations combined with available bank credit facilities to fund the fourth quarter capital and operating activities.

Working Capital

Fairborne had a working capital deficit of $25.4 million at September 30, 2004 compared to $10.6 million at September 30, 2003, excluding bank indebtedness. The increase is consistent with the substantial increase in spending on exploration and development projects in 2004 as well as the significant growth in the Company's operations over the past year.

Bank Indebtedness

Fairborne has a revolving demand loan based on a borrowing base determined by the Company's bankers. During the first nine months of 2004, the amount available under the loan has been increased first to $85 million in the first quarter with the acquisition of West Pembina properties, and subsequently to $105 million in the third quarter coincident with the Case acquisition. At September 30, 2004, the Company had drawn $69.7 million on the facility.

Share Capital

In summary, during the first nine months of 2004, Fairborne issued a total of 13.7 million common shares, of which 6.2 million were issued in connection with the West Pembina acquisition; 5.4 million were issued on the acquisition of Case Resources Inc.; 1.6 million were issued on the third quarter flow-through financing and 0.5 million were issued on exercise of stock options.

On July 27, 2004 Fairborne issued 5.4 million common shares at a deemed value of $51.5 million and assumed $12.5 million of debt to acquire all of the outstanding shares of Case Resources Inc. As consideration for the transaction, Case shareholders received 0.0909 of a Fairborne common share for each Case common share held.

In August 2004, Fairborne completed a flow-through equity financing with 1.6 million flow-through common shares issued at $12.50 per share for gross proceeds of $20 million. Pursuant to the flow-through agreements, the Company has a commitment to spend $20 million prior to December 31, 2005 on qualifying Canadian exploration expenditures and renounce those expenditures to subscribers effective December 31, 2004.

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. The following table provides a summary of outstanding common shares and other equity instruments:

(thousands)	**As at and for the three months ended September 30, 2004**	**As at and for the nine months ended September 30, 2004**
Common shares	46,059	46,059
Warrants	1,960	1,960
Stock options	3,551	3,551
Weighted average common shares		
Basic	41,620	38,248
Diluted	44,851	41,235

From September 30 to November 4, 2004, 38,000 stock options were exercised and an additional 18,000 stock options were issued. There were no other changes in outstanding equity instruments

BUSINESS ENVIRONMENT AND RISK

The business risks the Company is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – these external risk factors impact the industry and influence the nature of control and management of the Company. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to maximize opportunities;
- employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The amounts for depletion and depreciation of petroleum and natural gas properties and equipment and the asset retirement obligations are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset Retirement Obligations

The Company retroactively adopted the new accounting standard for asset retirement obligations at January 1, 2004. All existing reclamation and abandonment liabilities were reversed and the new standard was set up with prior years being restated. The asset retirement obligation was measured and recorded at fair market value with a corresponding increase in oil and gas properties. The asset retirement obligation increases over time with a corresponding accretion expense until the obligations are settled.

Full Cost Accounting for Oil and Gas

The Company adopted the revised full cost method of accounting for oil and gas as outlined in Accounting Guideline 16, which includes limiting the carrying value of oil and gas properties to their estimated fair value. The fair value is estimated to be the future cash flow from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the prior ceiling test calculation that used undiscounted cash flows and constant prices, adjusted for general and administrative and financing costs.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Balance Sheets

($ thousands)		September 30, 2004	December 31, 2003
		(unaudited)	(restated, see Note 1)
Assets			
Current assets			
Cash and cash equivalents		$ 1,787	$ 6,152
Accounts receivable		25,166	14,126
Prepaid expenses and deposits		2,279	1,997
		29,232	22,275
Fixed assets	(Note 3)		
Petroleum and natural gas properties and equipment		377,883	127,666
Office furniture and equipment		889	843
Accumulated depletion and depreciation		(44,724)	(17,219)
		334,048	111,290
Goodwill	(Note 2)	16,170	6,360
		$ 379,450	$ 139,925
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities		$ 54,625	$ 21,132
Equipment lease	(Note 4)	–	2,573
Bank indebtedness	(Note 5)	69,698	7,941
		124,323	31,646
Asset retirement obligations	(Note 6)	12,997	6,165
Future income taxes		34,086	15,913
Shareholders' Equity			
Capital stock	(Note 7)	184,817	73,040
Contributed surplus	(Note 7)	853	331
Retained earnings		22,374	12,830
		208,044	86,201
		$ 379,450	$ 139,925

See accompanying notes to the interim consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Statements of Operations and Retained Earnings

(Unaudited) ($ thousands, except per share amounts)		For the three months ended September 30 2004	For the three months ended September 30 2003	For the nine months ended September 30 2004	For the nine months ended September 30 2003
			(restated, see Note 1)		*(restated, see Note 1)*
Revenue					
Petroleum and natural gas		$ 35,349	$ 15,712	$ 83,534	$ 35,397
Less: Royalties		7,404	3,217	18,117	6,653
		27,945	12,495	65,417	28,744
Expenses					
Production		6,048	2,342	14,789	5,575
General and administrative		1,473	856	4,416	2,024
Interest		687	204	1,575	336
Depletion, depreciation and accretion		12,853	4,309	28,146	8,746
		21,061	7,711	48,926	16,681
Income before taxes		6,884	4,784	16,491	12,063
Taxes					
Future income taxes		3,209	1,678	6,560	3,981
Capital taxes		212	37	387	67
		3,421	1,715	6,947	4,048
Net income		3,463	3,069	9,544	8,015
Retained earnings beginning of period, as previously reported		18,911	7,419	12,613	2,439
Retained earnings adjustment, asset retirement obligation	*(Note 1)*	–	35	217	69
Retained earnings, end of period		$ 22,374	$ 10,523	$ 22,374	$ 10,523
Net income per share	*(Note 7)*				
Basic		$ 0.08	$ 0.10	$ 0.25	$ 0.35
Diluted		$ 0.08	$ 0.09	$ 0.23	$ 0.33

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Statements of Cash Flows

(Unaudited) ($ thousands)		For the three months ended September 30 2004	2003 (restated, see Note 1)	For the nine months ended September 30 2004	2003 (restated, see Note 1)
Cash provided by (used in):					
Operating activities					
Net income		$ 3,463	$ 3,069	$ 9,544	$ 8,015
Items not involving cash					
Depletion, depreciation and accretion		12,853	4,309	28,146	8,746
Stock based compensation expense		259	-	580	–
Future income taxes		3,209	1,678	6,560	3,981
		19,784	9,056	44,830	20,742
Asset retirement expenditures		(96)	(174)	(113)	(467)
Change in non-cash working capital		3,946	2,860	(7,024)	1,357
		23,634	11,742	37,693	21,632
Financing activities					
Issuance of common shares, net of costs		18,773	87	58,982	87
Equipment lease payments		–	(32)	(2,573)	(93)
Bank indebtedness		(18,977)	(5,398)	49,241	(5,398)
		(204)	(5,343)	105,650	(5,404)
Investing activities					
Capital expenditures		(35,988)	(15,384)	(76,078)	(23,644)
Dispositions		(10)	1,543	10,668	1,543
Acquisition of petroleum and natural gas properties	*(Note 2)*	(293)	–	(111,533)	–
Corporate acquisition	*(Note 2)*	(400)	(800)	(400)	(800)
Change in non-cash working capital		14,742	2,991	29,635	3,165
		(21,949)	(11,650)	(147,708)	(19,736)
Change in cash and cash equivalents		1,481	(5,251)	(4,365)	(3,508)
Cash and cash equivalents, beginning of period		306	5,330	6,152	3,587
Cash and cash equivalents, end of period		$ 1,787	$ 79	$ 1,787	$ 79
Cash interest paid		$ 719	$ 203	$ 1,607	$ 335
Cash taxes paid		$ 160	$ 37	$ 335	$ 67

See accompanying notes to the interim consolidated financial statements.



SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004 (unaudited)
(tabular amounts are stated in thousands and thousands of dollars except per share amounts)

The interim financial statements of Fairborne Energy Ltd. (the "Company" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2003, except as noted below. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2003.

Note 1: Changes in Accounting Policies

Full Cost Accounting Guideline

Effective January 1, 2004, Fairborne adopted a new Canadian accounting standard relating to full cost accounting for oil and gas entities.

Fairborne places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Prior to adopting the new standards, the limit on aggregate carrying value of the petroleum and natural gas properties and equipment that may be carried forward for depletion against future revenues was based on the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less the estimated future costs for administration, financing, asset retirement obligations and income taxes.

There were no changes to net income, petroleum and natural gas properties and equipment or any other reported amounts in the financial statements as a result of adopting the standard.

Asset Retirement Obligations ("ARO")

Effective January 1, 2004, Fairborne retroactively adopted, with restatement of prior periods, a new accounting standard relating to asset retirement obligations.

Fairborne recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

Prior to adopting the standard, Fairborne recognized a provision for future site restoration costs over the life of the oil and gas properties and facilities using a unit of production method.

The effect of adopting the new ARO accounting standard is presented below as increases (decreases):

Balance sheet *($ thousands)*	As at December 31, 2003	2002
Net asset retirement costs, included in fixed assets	3,740	3,158
Asset retirement obligations	6,165	4,135
Accumulated provision for future site restoration	(2,764)	(1,086)
Future income taxes	122	40
Retained earnings	217	69

Statement of operations *($ thousands)*	Nine months ended September 30, 2004	2003	Year ended December 31, 2003
Accretion expense	**641**	403	558
Depletion and depreciation on asset retirement costs	**776**	461	619
Future site restoration expense	**(1,410)**	(846)	(1,405)
Future income taxes	**(3)**	(6)	82
Net earnings impact	**(4)**	(12)	146

Flow Through Shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized upon the renunciation of tax pools and share capital is reduced by the estimated costs of the renounced tax deductions.

Note 2: Acquisitions

On July 27, 2004 the Company acquired all of the outstanding shares of Case Resources Inc. ("Case") pursuant to an Arrangement Agreement dated June 25, 2004 between Case and Fairborne. Case was a publicly traded oil and gas company with properties located in western Canada. As consideration for the transaction, Case shareholders received 0.0909 of a Fairborne common share for each Case common share held. Fairborne issued 5.4 million shares to acquire Case at a deemed value of $51.5 million, based on the trading price of Fairborne shares on or about the date of acquisition. The results of operations for Case have been included in Fairborne's Financial Statements beginning July 27, 2004. Details of the acquisition are as follows:

Cost of Acquisition:		
Shares	$	51,518
Transaction costs		400
	$	51,918
Allocated:		
Current assets	$	1,443
Petroleum and natural gas properties		68,121
Goodwill		9,810
Current liabilities		(1,003)
Bank debt		(12,516)
Asset retirement obligations		(1,105)
Future income taxes		(12,832)
	$	51,918

On March 31, 2004, the Company acquired certain petroleum and natural gas assets located in the West Pembina area of West Central Alberta. The acquisition has been accounted for by the purchase method. The results of operations from the assets acquired have been included in Fairborne's Financial Statements beginning March 31, 2004.

Details of the acquisition are as follows:

Net assets acquired:		
Petroleum and natural gas properties and equipment	$	115,904
Asset retirement obligations		(4,664)
	$	111,240
Consideration:		
Cash	$	71,907
Cash from private placement of common shares		38,859
Transaction costs		474
	$	111,240

NOTE 3: PETROLEUM AND NATURAL GAS PROPERTIES AND EQUIPMENT

Fairborne performed a ceiling test calculation at January 1, 2004 and September 30, 2004 to assess the recoverable value of petroleum and natural gas properties and equipment. The oil and gas future prices are based on the April 1, 2004 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Fairborne. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Fairborne's proved reserves exceeded the carrying value of petroleum and natural gas properties and equipment at January 1, 2004 and September 30, 2004.

Year	WTI Oil *($US/bbl)*	Foreign Exchange Rate	Edmonton Light Crude Oil *($Cdn/bbl)*	AECO Gas *($Cdn/mmBtu)*
2004	34.25	0.75	40.86	6.62
2005	28.50	0.75	34.62	5.50
2006	26.25	0.75	32.26	5.14
2007	24.00	0.75	29.45	4.93
2008	23.50	0.75	29.41	4.93
2009-14	23.25	0.75	29.40	4.92
Escalate thereafter 1.5% per year				

NOTE 4: EQUIPMENT LEASE

The Company repaid the equipment lease in April 2004.

NOTE 5: BANK INDEBTEDNESS

At September 30, 2004 the Company has available $105 million of demand operating credit facilities from two Canadian chartered banks subject to the bank's valuation of the petroleum and natural gas properties owned by the Company. The facilities bear interest at the bank's prime rate. At September 30, 2004, $69.7 million was drawn under the facilities. The scheduled review date of the facility is May 30, 2005. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement.

NOTE 6: ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $44 million which is scheduled to be incurred between 2014 and 2034. The majority of the costs are scheduled to be incurred between 2014 and 2020. A credit-adjusted risk-free interest rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

($ thousands)	**Nine months ended September 30, 2004**	Year ended December 31, 2003
Balance, beginning of period	6,165	4,135
Acquisitions in the period	5,769	1,055
Liabilities incurred in period	535	1,200
Liabilities settled in period	(113)	(783)
Accretion expense	641	558
Balance, end of period	12,997	6,165

Note 7: Capital stock

a) Common shares – issued and outstanding

(thousands)	Number		Amount
Balance, December 31, 2003	32,328	$	73,040
Private placement of common shares for cash	6,178		41,084
Issue of flow through shares for cash	1,600		20,000
Issued on acquisition of Case	5,423		51,518
Issued on exercise of options	530		1,363
Share issue costs	–		(3,407)
Future tax benefit of issue costs	–		1,219
Balance, September 30, 2004	**46,059**	**$**	**184,817**

Fairborne has a commitment to spend $20 million on or before December 31, 2005 on qualifying Canadian exploration expenditures pursuant to the August 10, 2004 flow through share issue and to renounce those expenditures to subscribers, effective December 31, 2004. As of September 30, 2004, Fairborne has incurred approximately $6 million of qualifying expenditures.

b) Contributed surplus

(thousands)		
Balance, December 31, 2003	$	331
Options granted		580
Options exercised		(58)
Balance, September 30, 2004	**$**	**853**

The weighted average fair value of stock options granted in 2004 was $2.30 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4 percent, expected volatility of 30 percent and expected life of 3 years.

c) Per share amounts

The following table summarizes the weighted average common shares used in calculating net income per share:

(thousands)	Three months ended September 30, 2004	2003	Nine months ended September 30, 2004	2003
Basic	**41,620**	30,101	**38,248**	23,238
Diluted	**44,851**	32,421	**41,235**	24,157

The reconciling items between the basic and diluted average common shares are outstanding stock options and outstanding warrants.

d) Stock options

There are 3,550,583 stock options outstanding at September 30, 2004 with a weighted average exercise price of $5.08 per option. The options expire between January 23, 2006 and September 3, 2009.

The following table sets forth a reconciliation of the stock option plan activity through to September 30, 2004:

	Number of options		Weighted average exercise price
Balance December 31, 2003	2,861	$	2.90
Granted	1,219	$	9.05
Exercised	(529)	$	2.47
Balance September 30, 2004	**3,551**	**$**	**5.08**

The following table summarizes stock options outstanding under the plan at September 30, 2004:

Exercise Price	Options outstanding *(thousands)*	Remaining term (years)	Options exercisable
$ 1.75 - $ 1.84	46	1.3	46
$ 2.40 - $ 3.09	1,601	2.8	1,032
$ 3.42 - $ 4.76	378	3.6	126
$ 5.20 - $ 7.40	379	3.2	41
$ 8.00 - $10.35	1,147	4.1	–
	3,551	3.6	1,245

e) Warrants

There are 1,960,000 warrants to purchase common shares at $3.50 per share exercisable at any time prior to close of business on May 31, 2006.

NOTE 8: FINANCIAL INSTRUMENTS

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers.

The following table summarizes the fixed price physical sales contracts outstanding at September 30, 2004:

Commodity	**Period**	**Volume**	**Price**
Crude Oil	October 1 to December 31, 2004	500 bbls/day	WTI US$35.30
Crude Oil	October 1 to December 31, 2004	500 bbls/day	WTI US$35.00 -US$44.05
Crude Oil	January 1 to March 31, 2005	1,000 bbls/day	WTI US$34.70
Natural Gas	November 1 to December 31, 2004	13,000 GJ/day	CDN AECO $7.00 – 9.35

FORM 52-109FT2

RECEIVED
2005 FEB 16 P 3:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ROBERT A. MAITLAND, Vice-President, Finance and Chief Financial Officer of Fairborne Energy Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Ltd., (the issuer) for the interim period ending September, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 8, 2004



Robert A. Maitland
Vice-President, Finance and
Chief Financial Officer
Fairborne Energy Ltd.

RECEIVED
2005 FEB 16 P 3:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, RICHARD A. WALLS, President and Chief Executive Officer of Fairborne Energy Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Ltd., (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 8, 2004



Richard A. Walls
President and Chief Executive Officer
Fairborne Energy Ltd.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FAIRBORNE ENERGY LTD. AMENDS FINANCING

December 3, 2004
Calgary, Alberta

Fairborne Energy Ltd. ("Fairborne") (TSX: FEL) announced that it has amended the terms of its previously announced financing. Fairborne has agreed to issue 2,725,000 common shares at an issue price of $11.50 per share and 322,000 flow-through common shares at an issue price of $14.50 per share for total gross proceeds of $36,006,500. All other terms of the financing remain unchanged. The offering is subject to normal regulatory approvals, including approval of the Toronto Stock Exchange. The common shares and the flow-through common shares will be offered in each of the provinces of Ontario, Alberta and British Columbia by way of a short form prospectus. Closing is expected to occur on or about December 23, 2004.

Fairborne is a publicly traded company with its head office in Calgary and is engaged in the business of exploring for, developing and producing crude oil and natural gas in Western Canada.

This press release shall not constitute an offering to sell or the solicitation of any offer to buy the securities in any jurisdiction. The common shares will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax: (403) 290-7751
rmaitland@fairborne-energy.com

Per barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

Forward Looking Statements - Certain information regarding Fairborne Energy Ltd. set forth in this document, including management's assessment of Fairborne Energy Ltd's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Fairborne Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Fairborne Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne Energy Ltd. will derive therefrom.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FAIRBORNE ENERGY LTD.A NNOUNCES $36,000,000 FINANCING

December 3, 2004
Calgary, Alberta

Fairborne Energy Ltd. ("Fairborne") (TSX: FEL) is pleased to announce that it has entered into a financing agreement, on a bought deal basis, with a syndicate of underwriters, co-led by Canaccord Capital Inc. and Sprott Securities Inc., and including GMP Securities Ltd. and FirstEnergy Capital Corp. Fairborne has agreed to issue 2,500,000 common shares at an issue price of $11.50 per share and 500,000 flow-through common shares at an issue price of $14.50 per share for total gross proceeds of $36,000,000. Proceeds of the offering will be used to expand Fairborne's capital budget to $150 million in 2005 with the proceeds of the flow-through financing used to incur Canadian Exploration Expenditures that will be renounced to subscribers effective on or before December 31, 2004. The offering is subject to normal regulatory approvals, including approval of the Toronto Stock Exchange. The common shares and the flow-through common shares will be offered in each of the provinces of Ontario, Alberta and British Columbia by way of a short form prospectus. Closing is expected to occur on or about December 23, 2004.

Fairborne has been active during 2004, drilling a total of 102 wells to date of which 25 have been drilled in the fourth quarter. At its Clive property, Fairborne presently has 30 coal bed methane gas wells producing 4.5 Mmcf per day and plans to accelerate this development in the first quarter of 2005. Moreover, first production of natural gas from Fairborne's successful drilling program at Columbia/Harlech is expected to commence prior to year end. In the first quarter of 2005, Fairborne plans to drill eight wells and install additional facilities at Columbia/Harlech.

Fairborne's current production is 10,600 to 10,800 BOE per day and it anticipates achieving its exit 2004 production of between 11,500 to 12,000 BOE per day.

Fairborne is a publicly traded company with its head office in Calgary and is engaged in the business of exploring for, developing and producing crude oil and natural gas in Western Canada.

This press release shall not constitute an offering to sell or the solicitation of any offer to buy the securities in any jurisdiction. The common shares will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax: (403) 290-7751
rmaitland@fairborne-energy.com

Per barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

Forward Looking Statements - Certain information regarding Fairborne Energy Ltd. set forth in this document, including management's assessment of Fairborne Energy Ltd's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Fairborne Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Fairborne Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne Energy Ltd. will derive therefrom.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Alberta, British Columbia and Ontario but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until the receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "U.S. Securities Act") or any state securities laws. Accordingly, except as permitted by the Underwriting Agreement and pursuant to an exemption from the registration requirements of the U.S. Securities Act and state securities laws, these securities may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

Preliminary Short Form Prospectus

New Issue **December 7, 2004**



$31,337,500
2,725,000 Common Shares

and

$4,669,000
322,000 Flow-Through Shares

This short form prospectus qualifies the distribution (the "**Offering**") of (i) 2,725,000 common shares ("**Common Shares**") of Fairborne Energy Ltd. ("**Fairborne**" or the "**Corporation**") at a price of $11.50 per Common Share, and (ii) 322,000 Common Shares ("**Flow-Through Shares**") to be issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "**Tax Act**") at a price of $14.50 per Flow-Through Share. See "Plan of Distribution" and "Details of the Offering".

The Corporation will, on or before December 31, 2005, incur and, effective on or before December 31, 2004, renounce to each subscriber of Flow-Through Shares Canadian exploration expense ("**CEE**") in an amount equal to the aggregate purchase price paid by such subscriber. See "Details of the Offering" and "Canadian Federal Income Tax Considerations."

The outstanding Common Shares are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "FEL". On December 2, 2004, the last trading day prior to the public announcement of this Offering, the closing price of the Common Shares on the TSX was $11.75 per Common Share. The offering price of the Common Shares and Flow-Through Shares offered hereunder was determined by negotiation between the Corporation and the Underwriters (as defined herein). The Corporation has applied to list the shares distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

Price:
$11.50 per Common Share
$14.50 Per Flow-Through Share

	Price to the Public	Underwriters' fee	Net Proceeds to the Corporation [(1)]
Per Common Share	$11.50	$0.46	$11.04
Total	$31,337,500	$1,253,500	$30,084,000
Per Flow-Through Share	$14.50	$0.58	$13.92
Total	$4,669,000	$186,760	$4,482,240
Total Offering	$36,006,500	$1,440,260	$34,566,240

Note:

(1) Before deducting expenses of the Offering, estimated to be $150,000, which will paid from the general funds of the Corporation.

Canaccord Capital Corporation, Sprott Securities Inc., GMP Securities Ltd. and FirstEnergy Capital Corp. (the "**Underwriters**"), as principals, conditionally offer the Common Shares and the Flow-Through Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Corporation by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Subscriptions for Common Shares and Flow-Through Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Definitive certificates representing the Common Shares and the Flow-Through Shares will be available for delivery at the closing of the Offering (the "Closing"), which is expected to occur on or about December 23, 2004, but in any event not later than December 31, 2004. The Underwriters may effect transactions which stabilize or maintain the market price for the Common Shares at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

TABLE OF CONTENTS

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
Mmbbls	million barrels
Mstb	1,000 stock tank barrels
Bbls/d	barrels per day
NGLs	natural gas liquids
STB	standard tank barrels

Natural Gas

Mcf	thousand cubic feet
Mmcf	million cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
Mmbtu	million British Thermal Units
Bcf	billion cubic feet
GJ	gigajoule
MM	Million

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas
BOE/d or BOPD	barrel of oil equivalent per day
m^3	cubic metres
MBOE	1,000 barrels of oil equivalent
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres (Alberta)	Hectares	0.400
Hectares (Alberta)	Acres	2.500
Acres (British Columbia)	Hectares	0.405
Hectares (British Columbia)	Acres	2.471

NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "targeting", "intend", "could", "might", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this short form prospectus include, but are not limited to, statements with respect to:

- the performance characteristics of the Corporation's oil and natural gas properties;
- oil and natural gas production levels;
- the quantity of oil and natural gas reserves;
- capital expenditure programs;
- supply and demand for oil and natural gas and commodity prices;
- drilling plans;
- expectations regarding the Corporation's ability to raise capital and to continually add to reserves through acquisitions, exploration and development;
- treatment under governmental regulatory regimes and tax laws; and
- realization of the anticipated benefits of acquisitions and dispositions.

Some of the risks and other factors, which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

- general economic conditions in Canada, the United States and globally;
- industry conditions, including fluctuations in the price of oil and natural gas;
- governmental regulation of the oil and gas industry, including environmental regulation;
- fluctuation in foreign exchange or interest rates;
- liabilities inherent in oil and natural gas operations;
- geological, technical, drilling and processing problems;

- unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
- failure to obtain industry partner and other third party consents and approvals, when required;
- stock market volatility and market valuations;
- competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;
- the need to obtain required approvals from regulatory authorities; and
- the other factors considered under "Risk Factors".

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Corporation nor the Underwriters are under any duty to update any of the forward-looking statements after the date of this short form prospectus to conform such statements to actual results or to changes in the Corporation's expectations.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of the Corporation at Suite 2900, 605 – 5th Avenue S.W., Calgary, Alberta, T2P 3H5 (telephone (403) 290-7750) or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at *www.sedar.com*. The Corporation's SEDAR profile number is 19433.

The following documents of the Corporation and of Case Resources Inc. ("Case"), filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a) the Revised Initial Annual Information Form of Fairborne dated May 17, 2004 for the year ended December 31, 2003, including management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2003 incorporated by reference therein (the "Fairborne AIF");

(b) the Information Circular - Proxy Statement of Fairborne dated April 19, 2004 relating to the annual and special meeting of Fairborne shareholders held on June 2, 2004 (excluding the disclosure under the headings "Report of Compensation Committee", "Performance Graph" and "Corporate Governance Practices");

(c) the audited comparative consolidated financial statements of Fairborne for the year ended December 31, 2003 and for the seven months ended December 31, 2002, together with the notes thereto and the report of the auditors thereon;

(d) the unaudited interim comparative consolidated financial statements of Fairborne for the three and nine months ended September 30, 2004 and management's discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2004;

(e) the audited Schedule of Revenue and Expenses for each of the years in the three year period ended December 31, 2001, together with the report of the auditors thereon and the unaudited Schedule of Revenue and Expenses for the five months ended May 31, 2002 and 2001 in respect of selected properties acquired by Fairborne in the Clive/Wood River area, set forth in Appendix H to the Joint Information Circular of Fairborne and Pivotal Energy Ltd. ("Pivotal") dated June 2, 2003 (the "Joint Information Circular") provided in connection with meetings called to consider, among other things, the plan of arrangement involving the acquisition of Pivotal by Fairborne;

(f) the audited consolidated financial statements of Pivotal as at and for each of the years in the three year period ended December 31, 2002, together with the notes thereto and the report of Pivotal's auditors thereon, set forth in Appendix G to the Joint Information Circular;

(g) the unaudited interim comparative consolidated financial statements of Pivotal for the three and six months ended June 30, 2003, set forth in Appendix G to the information circular and proxy statement of Case dated June 25, 2004 (the "Case Information Circular") provided in connection with a special meeting of shareholders of Case to be held on July 26, 2004 to consider a plan of arrangement involving the acquisition of Case by Fairborne (which has been filed under the Corporation's SEDAR profile);

(h) the material change report of Fairborne dated February 9, 2004 in respect of the acquisition of certain crude oil, natural gas and natural gas liquids assets from BP Canada Energy Company (the "West Pembina Acquisition") and the issuance of subscription receipts by Fairborne;

(i) the audited Schedule of Revenue and Expenses for each of the years in the three year period ended December 31, 2003, together with the report of the auditors thereon and the unaudited Schedule of Revenue and Expenses for the three months ended March 31, 2004 and 2003 in respect of selected properties acquired by Fairborne pursuant to the West Pembina Acquisition, set forth in Appendix H to the Case Information Circular;

(j) the material change report of Fairborne dated May 25, 2004 in respect of the proposed acquisition of Case by Fairborne;

(k) the audited comparative consolidated financial statements of Case as at and for the years ended December 31, 2003 and December 31, 2002, together with the notes thereto and the report of Case's auditors thereon, set forth as Schedule "A" to the Business Acquisition Report of the Corporation dated October 7, 2004 in respect of the acquisition of Case (the "Case BAR");

(l) the unaudited interim comparative consolidated financial statements of Case for the six months ended June 30, 2004, set forth in Schedule "B" to the Case BAR;

(m) the information only under the heading "Reserves, Data and Future Net Revenue" set forth in Case's Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2003 and dated May 11, 2004 (which has been filed under the Corporation's SEDAR profile);

(n) material change report of Fairborne dated July 20, 2004 in respect of the public offering by Fairborne of 1,600,000 Common Shares issued on a "flow-through" basis; and

(o) material change report of Fairborne dated July 28, 2004 in respect of completion of the acquisition of Case by Fairborne.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative financial statements for the Corporation's most recently completed financial year, together with the accompanying report of the auditor and information circulars (excluding those portions which are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of this Offering shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies of supersedes that statement. The modifying or

superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Certain information contained, or incorporated by reference, herein in respect of assets or corporations acquired by the Corporation has been obtained from publicly available information or provided by the vendor of the applicable assets or other third party sources.

BACKGROUND

Fairborne was incorporated as Fairborne Oil & Gas Ltd. under the *Business Corporations Act* (Alberta) (the "ABCA") on January 9, 2002. On February 8, 2002, the Corporation changed its name to Fairborne Energy Ltd.

Fairborne has been engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Western Canada since it was founded. In May of 2002, Fairborne completed two private placements pursuant to which an aggregate of (i) 4,600,000 common shares were issued to the founders of Fairborne at $1.10 per share for gross proceeds of $5,060,000 as well as 1,960,000 common share purchase warrants, and (ii) 15,150,000 Class A voting common shares were issued to various subscribers at $2.00 per share for gross proceeds of $30,300,000. The proceeds from these financings were used, in conjunction with the assumption of a capital lease, to fund the acquisition of certain producing and non-producing oil and gas properties located at Clive and Wood River in central Alberta (the "Clive/Wood River Acquisition") for a total consideration of $36,365,000. At the time of closing of the acquisition on May 31, 2002, total production from the assets acquired was approximately 2,400 BOE/d. Since closing of the Clive/Wood River Acquisition, the Corporation has conducted an extensive workover program and has acquired certain third party minority working interests in the units at Clive and Wood River and is presently proceeding with development of natural gas from coal bed methane on the Clive property. The Schedule of Revenue and Expenses for each of the years in the three year period ended December 31, 2001 and the five months ended May 31, 2001 and 2002 in respect of the properties acquired pursuant to the Clive/Wood River Acquisition are included in Appendix H to the Joint Information Circular and are incorporated herein by reference.

Effective July 2, 2003, pursuant to a plan of arrangement (the "Pivotal Arrangement") under the ABCA, Fairborne acquired all of the issued and outstanding common shares of Pivotal. Pursuant to the Pivotal Arrangement, among other things, each issued and outstanding common share of Pivotal was transferred to Fairborne in exchange for 0.485 Common Shares and Fairborne issued an aggregate of 10,576,688 Common Shares in exchange for the outstanding common shares of Pivotal. Immediately following completion of the Pivotal Arrangement, Fairborne had approximately 30.3 million Common Shares outstanding, of which former Pivotal shareholders held approximately 35% and the shareholders of Fairborne, as they existed immediately prior to completion of the transaction, held the remaining 65%. At the time of the acquisition of Pivotal, Pivotal's production was approximately 1,900 BOE/d consisting of 660 Bbls/d of oil and NGLs and 7.4 Mmcf/d of natural gas and Pivotal's net debt was approximately $14.5 million. This acquisition of Pivotal increased Fairborne's level of production by approximately 60 percent with an increased emphasis on production of natural gas. Fairborne has continued development on Pivotal's properties in the Peace River Arch area located in northwestern Alberta and the Weyburn area located in southeastern Saskatchewan and disposed on minor interests in other areas. Pivotal's audited consolidated financial statements for each of the years in the three year period ended December 31, 2002 are included in Appendix G to the Joint Information Circular and are incorporated herein by reference. In addition, Pivotal's unaudited interim comparative consolidated financial statements for the three and six months ended June 30, 2003 as set forth in Appendix G to the Case Information Circular and are incorporated herein by reference. Pro forma financial information is contained in the Pro Forma Financial Statements included in Appendix E to the Case Information Circular and are incorporated herein by reference.

Pursuant to the Pivotal Arrangement, Pivotal, which is incorporated under the ABCA, became a wholly-owned subsidiary of Fairborne. At the time of the acquisition of Pivotal, Pivotal also had one wholly-owned

subsidiary, North American Explorers Inc., incorporated under the laws of Wyoming, which is now an indirect wholly-owned subsidiary of Fairborne. Fairborne is the managing partner of the Fairborne Production Partnership (an Alberta general partnership), the partners of which are Fairborne and its wholly-owned subsidiary, 988191 Alberta Ltd. Fairborne is also the managing partner of Fairborne Pivotal Production Partnership (an Alberta general partnership), which owns substantially all of Fairborne's producing oil and gas properties, the partners of which are the Fairborne Production Partnership, Fairborne and Pivotal.

On March 31, 2004, the Corporation completed the West Pembina Acquisition and on July 27, 2004, the Corporation completed the acquisition of all of the issued and outstanding common shares of Case. See "Recent Developments".

Unless the context otherwise requires, reference herein to "Fairborne" or the "Corporation" means Fairborne Energy Ltd. together with its wholly-owned subsidiaries, Pivotal, North American Explorer Inc., 988191 Alberta Ltd., Case, Case Sub Ltd., the Fairborne Production Partnership and the Fairborne Pivotal Production Partnership.

Fairborne's principal office is located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 and its registered office is located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

RECENT DEVELOPMENTS

West Pembina Acquisition and Financing

On February 27, 2004, the Corporation completed a private placement of 6,178,000 subscription receipts ("Subscription Receipts"), at a price of $6.65 each, for gross proceeds of $41,083,700. Each Subscription Receipt entitled the holder to acquire one Common Share, without the payment of any additional consideration, upon closing of the West Pembina Acquisition. Proceeds from the issuance of the Subscription Receipts were held in escrow pending closing of the West Pembina Acquisition.

On February 8, 2004, the Corporation entered into an agreement in respect of the West Pembina Acquisition to acquire operated oil, natural gas and NGL assets located in west central Alberta for a total consideration of $116 million subject to certain closing adjustments. The West Pembina Acquisition was effective January 1, 2004 with the results of operations from January 1, 2004 to closing recorded as an adjustment to the purchase price. The West Pembina Acquisition closed on March 31, 2004, at which time the proceeds from the issuance of the Subscription Receipts were released from escrow and utilized to pay a portion of the purchase price for the West Pembina Acquisition and the remainder of the purchase price was funded from the Corporation's available bank facility which was increased to $85 million. Information in respect of the properties acquired pursuant to the West Pembina Acquisition is included in the Fairborne AIF. The Schedules of Revenue and Expenses for each of the years in the three year period ended December 31, 2003, and the three months ended March 31, 2004 and 2003 in respect of the properties acquired pursuant to the West Pembina Acquisition are included in Appendix H to the Case Information Circular and are incorporated herein by reference. Pro forma financial information is contained in the pro-forma financial statements (the "Pro-Forma Financial Statements") set forth in Schedule A hereto.

Acquisition of Case Resources Inc.

On May 24, 2004, Fairborne entered into an arrangement agreement with Case, pursuant to which Fairborne acquired all of the issued and outstanding common shares of Case on the basis of 0.0909 Common Shares for each issued and outstanding common share of Case pursuant to a plan of arrangement under the ABCA (the "Case Arrangement"). In connection with the Case Arrangement, Fairborne assumed approximately $12 million in debt and working capital deficit including transaction costs. The Case Arrangement was effective July 27, 2004.

Case's principal property is located at Haynes, Alberta immediately south of Fairborne's Clive producing property and has resulted in operational enhancement and cost saving benefits as a result of the consolidation of the properties. Further, the majority of Case's undeveloped lands are located within Fairborne's West Pembina/Brazeau

operating area and the relative proximity of these assets has permitted immediate integration into Fairborne's operating structure and expanded Fairborne's inventory of opportunities. Information in respect of Case's reserves are contained in the portion of Case's Statement of Reserves Data and Other Oil and Gas Information under the heading "Reserves, Data and Future Net Revenue" for the year ended December 31, 2003, which portion is incorporated herein by reference. Case's audited comparative consolidated financial statements as at and for the years ended December 31, 2003 and 2002 and its unaudited interim consolidated financial statements as at and for the six months ended June 30, 2004 are incorporated herein by reference. Pro forma financial information is contained in the Pro-Forma Financial Statements attached as Schedule A hereto.

Selected Financial Information

The following table sets out certain consolidated financial information for Fairborne as at and for the year ended December 31, 2003 and as at and for the nine months ended September 30, 2004 and certain unaudited pro forma consolidated financial information for Fairborne as at and for the year ended December 31, 2003 and as at and for the nine months ended September 30, 2004 after giving effect to the acquisition of Case pursuant to the Case Arrangement, the West Pembina Acquisition and the acquisition of Pivotal by Fairborne pursuant to the Pivotal Arrangement. See also the Pro-Forma Financial Statements attached as Schedule A hereto.

	Fairborne		Pro Forma	
	As at and for the nine months ended September 30, 2004	As at and for the year ended December 31, 2003[6]	For the nine months ended September 30, 2004[1]	For the year ended December 31, 2003[2]
	(unaudited)		(unaudited)	(unaudited)
	($ 000s except per share amounts)			
Gross Revenue, before royalties	83,534	50,888	107,506	143,373
Funds generated from operations [3]	44,830	29,150	52,887	74,843
Per share				
Basic	1.17	$1.16	$1.19	$1.78
Diluted[4]	1.09	$1.10	$1.11	$1.73
Net income	9,544	10,320	8,286	17,208
Per share				
Basic	0.25	$0.41	$0.19	$0.41
Diluted[4]	0.23	$0.39	$0.17	$0.40
Total assets	379,450	139,925	N/A	N/A
Long Term Debt	-	-	N/A	N/A
Working Capital (deficiency)[5]	(95,091)	(9,371)	N/A	N/A
Average Shares Outstanding (000's)				
Basic	38,248	25,178	44,618	42,052
Diluted[4]	41,235	26,424	47,605	43,299

Notes:

(1) After giving effect to the West Pembina Acquisition and the acquisition of Case pursuant to the Case Arrangement.

(2) After giving effect to the acquisition of Pivotal pursuant to the Pivotal Arrangement, the West Pembina Acquisition and the acquisition of Case pursuant to the Case Arrangement.

(3) The term "funds generated from operations" should not be considered as an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles. The reconciliation between net earnings and funds generated from operations can be found in the statement of cash flows in the financial statements. Funds generated from operations per share are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

(4) Treasury stock method.

(5) Including bank debt.

(6) Restated for effect of retroactively adopting new accounting standard for asset retirement obligations at January 1, 2004.

Flow-Through Share Financing

On August 10, 2004 the Corporation completed the public offering of 1,600,000 Common Shares, issued on a "flow-through" basis at an issue price of $12.50 per share for gross proceeds of $20 million. Proceeds from the offering are being used to incur Canadian exploration expense on the exploration of Fairborne's oil and natural gas properties.

CAPITALIZATION OF THE CORPORATION

The following table sets forth the consolidated capitalization of Fairborne as at December 31, 2003 and September 30, 2004 and as at September 30, 2004 after giving effect to the Offering.

	Authorized	As at December 31, 2003	As at September 30, 2004	As at September 30, 2004 after giving effect to the Offering
		(audited)	(unaudited)	(unaudited)
Common Shares(1)	unlimited	$73,040,241 (32,328,169 shares)	$184,817,000 (46,058,594 shares)	$219,233,240 (49,105,594 shares)
Preferred Shares	unlimited	nil	nil	nil
Long Term Debt and Working Capital(2)		($9,370,682)	($95,091,000)	($60,674,760)

Notes:

(1) In addition, Fairborne has 3,522,583 Common Shares reserved for issuance pursuant to outstanding options exercisable at prices ranging from $1.75 to $11.90 and 1,960,000 Common Shares issuable at an exercise price of $3.50 per share pursuant to outstanding common share purchase warrants exercisable until May 30, 2006.

(2) Fairborne has an $105 million demand revolving operating credit facility from two Canadian chartered banks. Amounts outstanding under the facility bear interest at the bank's prime rate subject to adjustment if the debt to cash flow ratio exceeds 1.5 to 1 and are secured by a floating charge on all real property and a general security agreement. The facility is subject to regular review and availability under the facility is subject to the bank's valuation of petroleum and natural gas properties.

(3) As at September 30, 2004 Fairborne had retained earnings of $22,374,000, contributed surplus of $853,000, an asset retirement obligation of $12,997,000 and future income taxes of $34,086,000.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. The holders of the Common Shares are entitled to vote at all meetings of shareholders of Fairborne except meetings at which only holders of another specified class or series of shares are entitled to vote, and are entitled to one vote at all such meetings in respect of each Common Share held. Subject to the prior rights of the holders of the preferred shares, the holders of the Common Shares are entitled to receive any dividend declared by the board of directors of Fairborne and to receive the remaining property of Fairborne upon dissolution. As at December 2, 2004 there were 46,154,594 Common Shares issued and outstanding and no preferred shares were outstanding.

USE OF PROCEEDS

The net proceeds to the Corporation from the sale of the Common Shares and the Flow-Through Shares hereunder are estimated to be $34,416,240 after deducting the Underwriters' fee of $1,440,260 and the estimated expenses of the offering of $150,000. The net proceeds of the offering will be used by the Corporation to temporarily reduce bank indebtedness, which will be redrawn and applied for capital expenditures with an amount equal to the subscription amount for the Flow-Through Shares used to incur CEE. See "Plan of Distribution".

PLAN OF DISTRIBUTION

Pursuant to an agreement dated December 3, 2004 (the "Underwriting Agreement") between the Corporation and the Underwriters: (i) the Corporation has agreed to issue and sell an aggregate of 2,725,000 Common Shares and the Underwriters have severally agreed to purchase on or about December 23, 2004, or such other date as may be agreed upon but not later than December 31, 2004, all of such Common Shares at a price of $11.50 per Common Share; and (ii) the Underwriters have agreed to act as, and the Corporation has appointed the Underwriters as, the sole and exclusive agents of the Corporation to offer an aggregate of 322,000 Flow-Through Shares for sale at a price of $14.50 per Flow-Through Share, subject to compliance with all necessary legal requirements and terms and conditions of the Underwriting Agreement. The Underwriters have agreed that in the event that less than 322,000 Flow-Through Shares are sold by the Underwriters as agents, the Underwriters shall, subject to the terms and conditions of the Underwriting Agreement, purchase as principals, at a price of $14.50 per Flow-Through Share, the Flow-Through Shares not sold by the Underwriters as agents. The Underwriting Agreement provides that the Corporation will pay the Underwriters a fee of $0.46 per Common Share and $0.58 per Flow-Through Share for an aggregate fee of $1,440,260, in consideration for their services in connection with this Offering. The offering price of the Common Shares and the Flow-Through Shares was determined by negotiation between the Corporation and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated upon the occurrence of certain stated events. If an Underwriter fails to purchase the Common Shares or Flow-Through Shares which it has agreed to purchase, the remaining Underwriter or Underwriters may terminate their obligation to purchase their allotment of Common Shares or Flow-Through Shares, or may, but are not obligated to, purchase the Common Shares and Flow-Through Shares not purchased by the Underwriter or Underwriters which fail to purchase. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement. The Corporation has agreed to indemnify the Underwriters and their respective affiliates, shareholders, directors, partners, officers, employees and agents against certain liabilities.

It is expected that Closing of the Offering will occur on or about December 23, 2004, or such other date not later than December 31, 2004 as the Corporation and the Underwriters may agree. Definitive certificates representing the Common Shares and the Flow-Through Shares will be available for delivery at closing.

The Corporation has applied to list the shares distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

The Corporation has agreed with the Underwriters that it will not, during the period of 90 days following the date of Closing, issue or sell any Common Shares or any securities convertible into or exchangeable for Common Shares, without the prior written consent of Canaccord Capital Corporation and Sprott Securities Inc. on behalf of the Underwriters, such consent not to be unreasonably withheld, other than any issue of options pursuant to the Corporation's stock option plan or any issue of Common Shares pursuant to options under the Corporation's stock option plan or to satisfy outstanding instruments.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares. In connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Common Shares and the Flow-Through Shares offered hereby have not been and will not be registered under the *United States Securities Act or 1933*, as amended (the "**U.S. Securities Act**"), or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the

U.S. Securities Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the Common Shares that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the U.S. Securities Act. The Underwriting Agreement also permits the Underwriters to arrange for certain institutional accredited investors to purchase Common Shares directly from the Corporation pursuant to exemptions from registration under the U.S. Securities Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares outside the United States only in accordance with Regulation S under the U.S. Securities Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Common Shares offered under this short form prospectus within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

DETAILS OF THE OFFERING

This offering consists of 2,725,000 Common Shares at a price of $11.50 per share and 322,000 Flow-Through Shares at a price of $14.50 per share.

Flow-Through Shares – Renunciation of CEE

The Flow-Through Shares will be issued as "flow-through shares" under the Tax Act. The Corporation will incur on or before December 31, 2005, and renounce to each subscriber of Flow-Through Shares effective on or before December 31, 2004, CEE in an amount equal to the aggregate purchase price paid by such subscriber. See "Canadian Federal Income Tax Considerations."

Subscriptions for Flow-Through Shares will be made pursuant to one or more subscription and renunciation agreements (collectively, the "**Subscription Agreement**") to be made between the Corporation and one or more of the Underwriters or one or more sub-agents of an Underwriter, as agent for, on behalf of and in the name of all subscribers of Flow-Through Shares. **Subscribers who place an order to purchase Flow-Through Shares with an Underwriter, or any sub-agent of an Underwriter, will be deemed to have authorized any of such Underwriters, or such sub-agents, to execute and deliver, on their behalf, the Subscription Agreement.**

Pursuant to the Subscription Agreement, the Corporation will covenant and agree (i) to incur on or before December 31, 2005 and renounce to the subscriber effective on or before December 31, 2004, CEE in an amount equal to the aggregate purchase price paid by such subscriber for the Flow-Through Shares, and (ii) that if the Corporation does not renounce to such subscriber, effective on or before December 31, 2004, CEE equal to such amount, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Corporation shall indemnify the subscriber for an amount equal to the amount of any tax payable or that may become payable under the Tax Act (and under any corresponding provincial legislation) by the subscriber as a consequence of such failure or reduction. The Subscription Agreement will contain additional representations, warranties, covenants and agreements by the Corporation in favour of the subscriber of Flow-Through Shares which are consistent with and supplement the Corporation's obligations as described in this short form prospectus.

The Subscription Agreement will also provide representations, warranties and agreements of the subscriber, and by its purchase of Flow-Through Shares each subscriber of Flow-Through Shares offered hereunder will be deemed to have represented, warranted and agreed, for the benefit of the Corporation and the Underwriters that: (i) neither the subscriber nor any beneficial purchaser for whom it is acting is a non-resident of Canada for the purposes of the Tax Act; (ii) the subscriber, and any beneficial purchaser for whom it is acting deals, and until January 1, 2006 will continue to deal, at arm's length with the Corporation for the purposes of the Tax Act; (iii) the subscriber, if an individual, is of the full age of majority and otherwise is legally competent to enter into the Subscription Agreement; (iv) other than as provided herein and in the Subscription Agreement, the subscriber waives any right that it may have to any potential incentive grants, credits and similar or like payments or benefits which accrue as a result of the operations relating to CEE and acknowledges that all such grants, credits, payments or benefits accrue to the benefit of the Corporation; (v) the subscriber has received and reviewed a copy of

this short form prospectus; and (vi) the liability of the Corporation to renounce CEE shall be limited to the extent specifically stated in this short form prospectus and the Subscription Agreement.

Notwithstanding the foregoing, the Corporation may enter into one or more subscription and renunciation agreements for Flow-Through Shares on such other terms as may be agreed to by the Corporation and the applicable subscriber.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is a fair and adequate summary of the principal Canadian federal income tax considerations generally relevant to a subscriber who purchases Common Shares and/or Flow-Through Shares pursuant to this offering and who, for purposes of the Tax Act and at all relevant times, is resident in Canada, deals at arm's length and is not affiliated with the Corporation and holds the Common Shares and Flow-Through Shares as capital property. The Common Shares and Flow-Through Shares will generally constitute capital property to a holder thereof unless the holder holds the Common Shares and Flow-Through Shares in the course of carrying on a business of buying and selling securities or acquires the Common Shares and Flow-Through Shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain shareholders who might not otherwise be considered to hold their Common Shares and Flow-Through Shares as capital property may, in certain circumstances, be entitled to have them and all other Canadian securities treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Shareholders considering making such election should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the "**Regulations**"), all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "**CRA**"). Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law or administrative practice, nor does it take into account provincial or territorial tax laws of Canada or the tax laws of any foreign jurisdiction. No assurance can be given that the Proposed Amendments will be enacted as proposed (or at all) or that legislative, judicial or administrative changes will not alter the statements made herein.

This summary does not apply to a subscriber (i) that is a "principal-business corporation" within the meaning of the Tax Act; (ii) whose business includes trading or dealing in rights, licenses or privileges to explore for, drill for or take minerals, petroleum, natural gas or other related hydrocarbons; (iii) that is a "financial institution", "specified financial institution" or an interest in which constitutes a "tax shelter investment", all within the meaning of the Tax Act; or (iv) a partnership or trust.

This summary assumes that the Corporation will make all necessary tax filings in respect of the issuance of the Flow-Through Shares and the renunciation of CEE in the manner and within the time required by the Tax Act and the Regulations, that the Corporation will incur sufficient CEE to enable it to renounce to subscribers all of the CEE covenanted to be renounced by the Corporation pursuant to the Subscription Agreement effective on the dates set out therein and that all expenses discussed herein will be reasonable in amount. This summary assumes that the Corporation will be a "principal-business corporation" at all material times and that the Flow-Through Shares, when issued, will not be "prescribed shares", all within the meaning of the Tax Act.

The income tax consequences to a particular subscriber of an investment in Flow-Through Shares will vary according to a number of factors including the legal status of the subscriber as an individual, a trust, a corporation or a partnership, the province or provinces in which the subscriber resides, carries on business or has a permanent establishment and the amount that would be the subscriber's taxable income but for the investment in the Flow-Through Shares.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular subscriber. Accordingly, each potential subscriber should obtain independent advice regarding the income tax consequences of investing in the Common shares and/or Flow-Through Shares with reference to the subscriber's own particular circumstances.

Canadian Exploration Expense

The Corporation will be entitled to renounce CEE incurred by it to subscribers in an amount equal to the subscription price for the Flow-Through Shares as permitted by and in accordance with the Tax Act. Such CEE that is properly renounced to a subscriber will be deemed to be CEE incurred by the subscriber on the effective date of the renunciation.

The Corporation generally will be entitled to renounce CEE incurred by it on or after the date that subscriptions for the Flow-Through Shares are accepted, less (i) any previous renunciations with respect to such expenses, (ii) any portion of those expenses which are prescribed under the Regulations as being "Canadian exploration and development overhead expenses", (iii) certain seismic expenses, and (iv) any assistance that the Corporation has received, is entitled to receive, or may reasonably be expected to receive at any time which is reasonably related to those expenses. The Corporation may not renounce to subscribers an amount in excess of the amount paid by the subscribers for the Flow-Through Shares. Further, the Corporation will not be entitled to renounce CEE to the extent that such renunciation, if effective, would cause the Corporation's own cumulative CEE ("**CCEE**") to be a negative amount.

Certain CEE incurred pursuant to a flow-through share agreement and within 12 months after the end of the calendar year in which the flow-through shares are issued (the "preceding calendar year") can be treated as if incurred in the preceding calendar year, provided that the subscription price for the relevant flow-through shares has been paid for in money during the preceding calendar year, the subscriber deals at arm's length with the Corporation throughout that 12 month period and the renunciation has been duly made within 90 days after the end of such preceding calendar year. In the event the Corporation does not fully expend the amounts renounced by the end of the year of the renunciations the Corporation will be required to reduce the amount previously renounced and the subscribers' income tax returns for the years in which the expenditures were claimed will be reassessed accordingly. However, interest will generally not be levied in respect of such reassessments until April, 2006.

A subscriber for Flow-Through Shares to whom the Corporation renounces CEE will have such CEE added to the subscriber's CCEE. A subscriber may deduct in computing the subscriber's income from all sources for a taxation year an amount not exceeding 100% of the balance of the subscriber's CCEE at the end of that taxation year. Deductions claimed by a subscriber reduce the subscriber's CCEE by the amount claimed. To the extent that a subscriber does not deduct the full CCEE balance at the end of the taxation year, the balance will be carried forward and the subscriber will be entitled to claim deductions in respect thereof in subsequent taxation years in accordance with, and subject to the restrictions under, the provisions of the Tax Act. If at the end of a taxation year the reductions in calculating a subscriber's CCEE exceed the additions thereto, the excess must be included in computing the subscriber's income for that year and the subscriber's CCEE will thereupon have a nil balance. The disposition of Flow-Through Shares will not reduce a subscriber's CCEE. Certain restrictions apply in respect of the deduction of cumulative CEE following an acquisition of control and certain reorganizations of a corporate subscriber. Corporate subscribers should consult their own tax advisors with respect to the application of these rules.

A subscriber who disposes of Flow-Through Shares will retain the entitlement to receive renunciations of CEE from the Corporation as described above, as well as the ability to deduct any CEE previously deemed to have been incurred by the subscriber, and a subsequent purchaser of such Flow-Through Shares will not be entitled to any renunciation of any CEE in respect thereof.

Disposition of Common Shares and Flow-Through Shares

A disposition or deemed disposition of a Common Share or a Flow-Through Share (other than to the Corporation) will result in the holder thereof realizing a capital gain (or a capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the holder's adjusted cost base of such shares and reasonable costs of the disposition. **For tax purposes, the initial cost to a subscriber of the Flow-Through Shares is deemed to be nil and the initial cost to a subscriber of a Common Share will be equal to the subscription price.** The adjusted cost base of any Common Shares or Flow-Through Shares acquired pursuant to this offering will generally be the average of the cost of all such shares including all other Common Shares held by the holder for the purpose of calculating capital gains or capital losses on subsequent dispositions of such shares.

One-half of any such capital gain (a taxable capital gain) must be included in computing the income of the holder in the year of disposition, and one-half of any such capital loss (an allowable capital loss) generally must be deducted against taxable capital gains realized by the holder in the year of disposition. Allowable capital losses in excess of taxable capital gains for the year of disposition generally may be deducted by the holder against net taxable capital gains realized in any of the three preceding years or in any subsequent year, subject to various detailed provisions of the Tax Act including provisions that apply to corporate holders after a change of control.

Cumulative Net Investment Loss

One half of the amount of CEE renounced to a subscriber will be added to the subscriber's cumulative net investment loss ("**CNIL**") account. A subscriber's CNIL account may impact a subscriber's ability to access the capital gains deduction available on the disposition of certain qualifying small business corporation shares and farm property.

Minimum Tax

Pursuant to the alternative minimum tax rules in the Tax Act, the tax otherwise payable under Part I of the Tax Act by an individual (other than certain trusts) will not be less than the minimum amount computed by reference to the individual's "adjusted taxable income" for the year. For these purposes the minimum amount generally means the "aggregate percentage" (currently 16%) of adjusted taxable income in excess of $40,000. In calculating adjusted taxable income for this purpose, certain deductions and credits otherwise available are disallowed and certain amounts otherwise not taxable are included in income. These disallowed items include deductions for CEE to the extent the deductions exceed the individual's resource income before deduction of those amounts, and deductions for carrying charges which relate to an investment in flow-through shares to the extent that such deductions exceed the individual's resource income after deductions for resource expenses, including CEE. Also included in adjusted taxable income are 80% of capital gains. Whether and to what extent a particular individual will be subject to minimum tax will depend upon the amount of the individual's income, the sources from which it is derived and the nature and amount of any deductions that are claimed. Any additional tax payable for a year resulting from the application of the minimum tax provisions is recoverable to the extent the tax otherwise determined exceeds the minimum amount for any of the following seven taxation years.

ELIGIBILITY FOR INVESTMENT

In the opinion of Burnet, Duckworth & Palmer LLP and Blake, Cassels & Graydon LLP, and subject to the provisions of any particular plan, the Common Shares when issued will be qualified investments, within the meaning of the Tax Act, for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans and will not constitute "foreign property" under the Tax Act and the regulations thereunder for persons subject to tax under Part XI of the Tax Act.

RISK FACTORS

An investment in the Common Shares or Flow-Through Shares is speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and production of, oil and the natural gas reserves. An investor should carefully consider the risk factors set forth below and consider all other information contained herein and incorporated herein by reference.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Corporation's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that

the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although the Corporation maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Corporation makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired business may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that the Corporation can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of the Corporation, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Corporation.

Competition

Oil and gas exploration is intensely competitive in all its phases and involves a high degree of risk. The Corporation competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Corporation's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of the Corporation. The Corporation's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "Industry Conditions" in the Fairborne AIF, incorporated herein by reference. The Corporation's operations may require licenses from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects and the obtaining of such licences and permits may delay operations of the Corporation.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases." The Corporation's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject the Corporation to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those in the *Climate Change and Emissions Management Act* (Alberta), may require the reduction of emissions or emissions intensity produced by the Corporation's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of the Corporation.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although the Corporation believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects. See "Industry Conditions" in the Fairborne AIF, incorporated herein by reference.

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control. The Corporation's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Corporation may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The Corporation's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Corporation's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil

and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation. These factors include economic conditions, in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

The exchange rate between the Canadian and U.S. dollar also affects the profitability of the Corporation and the Canadian dollar has strengthened recently against the U.S. dollar.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to the Corporation are in part determined by the Corporation's borrowing base. A sustained material decline in prices from historical average prices could reduce the Corporation's borrowing base, therefore reducing the bank credit available to the Corporation which could require that a portion, or all, of the Corporation's bank debt be repaid.

Substantial Capital Requirements

The Corporation anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Corporation's revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's financial condition, results of operations or prospects.

Additional Funding Requirements

The Corporation's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Corporation may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Corporation's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation's ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to the Corporation.

Issuance of Debt

From time to time the Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. Depending on future exploration and development plans, the Corporation may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Corporation's articles nor its by-laws limit the amount of indebtedness that the Corporation may incur. The level of the Corporation's indebtedness from time to time, could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases and the Corporation may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements. Similarly, from time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Corporation will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities. To the extent the Corporation is not the operator of its oil and gas properties, the Corporation will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. It is the practice of the Corporation in acquiring significant oil and gas leases or interest in oil and gas leases to fully examine the title to the interest under the lease. In the case of minor acquisitions the Corporation may rely upon the judgment of oil and gas lease brokers or landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest. The Corporation believes that this practice is widely followed in the oil and gas industry. Nevertheless, there may be title defects which affect lands comprising a portion of the Corporation's properties. To the extent title defects do exist, it is possible that the Corporation may lose all or a portion of its right, title, estate and interest in and to the properties to which the title relates.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and cash flows to be derived therefrom, including many factors beyond the Corporation's control. The reserve and associated cash flow information incorporated herein by reference represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

In accordance with applicable securities laws, Gilbert Laustsen Jung Associates Ltd. ("**GLJ**") and Sproule Associates Limited ("**Sproule**"), in preparing the reserve reports incorporated by reference herein, have used both constant and forecast price and cost estimates in calculating reserve quantities included herein. Actual future net revenue will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and revenues derived therefrom will vary from the estimates contained in the reports prepared by GLJ and Sproule and such variations could be material. Such reports are based in part on the assumed success of activities the Corporation intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom will be reduced to the extent that such activities do not achieve the level of success assumed in the reports. The reports are effective as of specific effective dates and have not been updated and thus do not reflect changes in the Corporation's resources since such dates.

Insurance

The Corporation's involvement in the exploration for and development of oil and natural gas properties may result in the Corporation becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling the Corporation will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Corporation. The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Corporation's financial position, results of operations or prospects.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expend, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licences and Leases

The Corporation's properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's results of operations and business.

Uncertainty of Global Financial Markets

On September 11, 2001, the United States was the subject of terrorist attacks resulting in significant loss of life and property damage. The events of September 11, 2001 and the response of the United States and other nations have created an environment of uncertainty in global financial markets, the effect of which could have a material impact upon the Corporation, its business and its ability to finance operations.

Dividends

The Corporation has not paid any dividends on its outstanding shares. Payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and other business considerations as the board of directors of the Corporation considers relevant.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on the Corporation and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Corporation.

Third Party Credit Risk

The Corporation is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures could have a material adverse effect on the Corporation and its cash flow from operations.

Conflicts of Interest

The directors or officers of the Corporation may also be directors or officers of other oil and gas companies or otherwise involved in natural resource exploration and development and situations may arise where they are in a conflict of interest with the Corporation. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Reliance on Key Personnel

The Corporation's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. The Corporation does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Common Shares and the Flow-Through Shares offered hereby will be passed upon on behalf of the Corporation by Burnet, Duckworth & Palmer LLP, Calgary, Alberta and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, Calgary, Alberta.

INTERESTS OF EXPERTS

No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this short form prospectus or in a document that is specifically incorporated by reference into this short form prospectus as having prepared or certified a part of this short form prospectus, or a report or valuation described in this short form prospectus or in a document specifically incorporated by reference

into this short form prospectus, has received or shall receive a direct or indirect interest in the property of the Corporation or of any associate or affiliate of the Corporation. As of the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, each owned, directly or indirectly, less than 1% of the outstanding Common Shares. As of the date hereof, the principals of GLJ or of Sproule did not beneficially own, directly or indirectly, any of the outstanding Common Shares.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, except for C. Steven Cohen, the Corporate Secretary of the Corporation, who is a partner at Burnet, Duckworth & Palmer LLP, which law firm renders legal services to the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CONSENT OF DELOITTE & TOUCHE LLP

We have read the preliminary short form prospectus of Fairborne Energy Ltd. (the "Corporation") dated December 7, 2004 qualifying the distribution of 3,047,000 common shares of the Corporation, of which 322,000 common shares are to be issued on a "flow-through" basis. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Case Resources Inc. ("Case") on the consolidated balance sheets of Case as at December 31, 2003 and 2002 and the consolidated statements of earnings and deficit and cash flows for the years then ended. Our report is dated February 27, 2004.

Calgary, Canada
December 7, 2004

(signed) "*DELOITTE & TOUCHE LLP*"
Chartered Accountants

CONSENT OF KPMG LLP

To the Board of Directors of Fairborne Energy Ltd.

We have read the preliminary short form prospectus of Fairborne Energy Ltd. dated December 7, 2004 relating to the sale and issuance of 3,047,000 common shares of Fairborne Energy Ltd., of which 322,000 common shares are to be issued on a flow-through basis. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the shareholders of the Fairborne Energy Ltd. on the consolidated balance sheets of Fairborne Energy Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 2003 and for the seven month period from May 31, 2002 to December 31, 2002. Our report is dated March 31, 2004.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the directors of Fairborne Energy Ltd. on the schedule of revenue and expenses for selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for each of the years in the three year period ended December 31, 2003. Our report is dated June 10, 2004.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the directors of Pivotal Energy Ltd. on the consolidated balance sheet of Pivotal Energy Ltd. as at December 31, 2002 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the year ended December 31, 2002. Our report is dated March 27, 2003.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the directors of Fairborne Energy Ltd. on the schedule of revenue and expenses for selected properties referred to in the purchase and sale agreement dated April 4, 2002 between Fairborne Energy Ltd. and Devon Canada Corporation and Devon ARL Corporation and the amending agreement dated May 31, 2002 between Fairborne Energy Ltd., 988191 Alberta Ltd., and Devon Canada Corporation, Devon ARL Corporation, 413486 Alberta Ltd. and 418263 Alberta Ltd. for each of the years in the three year period ended December 31, 2001. Our report is dated February 24, 2003.

(signed) "*KPMG LLP*"

Chartered Accountants

Calgary, Canada
December 7, 2004

CONSENT OF MOODY SHIKAZE BOULET LLP

To the Board of Directors of Fairborne Energy Ltd.

We have read the short form prospectus of Fairborne Energy Ltd. dated December •, 2004 relating to the sale and issuance of 3,047,000 common shares of the Corporation, of which 322,000 common shares are to be issued on a flow-through basis. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference from the joint information circular to a plan of arrangement involving Pivotal Energy Ltd. (formerly Manhattan Resources Ltd.) and Fairborne Energy Ltd. dated June 2, 2003 (the "Pivotal Circular") in the above-mentioned short form prospectus. The Pivotal Circular contains our report to the directors of Pivotal Energy Ltd. on the balance sheets of the company as at December 31, 2001 and 2000 and the statements of earnings, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2001. Our report is dated March 11, 2002.

Chartered Accountants

Calgary, Canada
December •, 2004

SCHEDULE A

PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT

To the Board of Directors of Fairborne Energy Ltd.

We have read the accompanying unaudited pro forma combined statements of operations of Fairborne Energy Ltd. (the "Company") for the nine months ended September 30, 2004 and for the year ended December 31, 2003 and have performed the following procedures:

1. Compared the figures in the columns captioned "Fairborne Energy Ltd." to the unaudited consolidated financial statements of Fairborne Energy Ltd. (the "Company") for the nine months ended September 30, 2004 and the audited consolidated financial statements of the Company for the year ended December 31, 2003, respectively, and found them to be in agreement.
2. Compared the figures in the columns captioned "Case Resources Inc. six months ended June 30, 2004" and "Case Resources Inc. year ended December 31, 2003" to the unaudited consolidated financial statements of Case Resources Inc. for the six months ended June 30, 2004, and the audited consolidated financial statements of Case Resources Inc. for the year ended December 31, 2003, respectively, and found them to be in agreement.
3. Compared the figures in the column captioned "Case Resources Inc. for the twenty seven days ended July 27, 2004" to the unaudited consolidated financial statements of Case Resources Inc. for the twenty seven days ended July 27, 2004 and found them to be in agreement.
4. Compared the figures in the columns captioned "Selected properties acquired by Fairborne Energy Ltd." to the unaudited Schedule of Revenue and Expenses for selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company (the "Schedule") for the three months ended March 31, 2004, and the audited Schedule for the year ended December 31, 2003, respectively, and found them to be in agreement.
5. Compared the figures in the column captioned "Pivotal Energy Ltd." to the unaudited consolidated financial statements of Pivotal Energy Ltd. for the six months ended June 30, 2003, and found them to be in agreement.
6. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
   a. the basis for determination of the pro forma adjustments; and
   b. whether the pro forma combined statements of operations comply as to form in all material respects with the published requirements of the Canadian Securities legislation.

The officials:

a. described to us the basis for determination of the pro forma adjustments; and

b. stated that the pro forma combined statements of operations comply as to form in all material respects with the published requirements of the Canadian securities legislation.

7. Read the notes to the pro forma combined statements of operations, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

8. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the respective columns for the nine months ended September 30, 2004 and for the year ended December 31, 2003, and found the amounts in the columns captioned "Pro Forma Combined" to be arithmetically correct.

A pro forma combined statement of operations is based on management assumptions and adjustments which are inherently subjective. The forgoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma combined statements of operations, and we therefore, make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

Calgary, Canada
December 7, 2004

FAIRBORNE ENERGY LTD.

Pro Forma Combined Statement of Operations

Nine months ended September 30, 2004
(Unaudited)
($ thousands)

	Fairborne Energy Ltd. (nine months ended September 30, 2004)	Selected properties acquired by Fairborne Energy Ltd. (three months ended March 31, 2004)	Case Resources Inc. (six months ended June 30, 2004)	Case Resources Inc. (twenty seven days ended July 27, 2004)	Adjustments (Note 2)	Pro Forma Combined
Revenue						
Petroleum and natural gas	$ 83,534	$ 11,955	$ 10,379	$ 1,638	$ –	$ 107,506
Royalties	(18,117)	(2,228)	(2,424)	(413)	–	(23,182)
	65,417	9,727	7,955	1,225	–	84,324
Expenses						
Production	14,789	2,715	1,949	308	–	19,761
General and administrative	4,416	–	1,926	2,316	–	8,658
Interest	1,575	–	134	32	861	2,602
Depletion, depreciation and accretion	28,146	–	2,562	385	7,500	38,593
	48,926	2,715	6,571	3,041	8,361	69,614
Income (loss) before taxes	16,491	7,012	1,384	(1,816)	(8,361)	14,710
Taxes						
Capital taxes	387	–	25	4	–	416
Future income taxes (reduction)	6,560	–	536	(629)	(459)	6,008
	6,947	–	561	(625)	(459)	6,424
Net income (loss)	$ 9,544	$ 7,012	$ 823	$ (1,191)	$ (7,902)	$ 8,286
Net income per share						
Basic	$ 0.25					$ 0.19
Diluted	$ 0.23					$ 0.17

See accompanying notes to pro forma combined statements of operations.

FAIRBORNE ENERGY LTD.

Pro Forma Combined Statement of Operations

Year ended December 31, 2003
(Unaudited)
($ thousands)

	Fairborne Energy Ltd. (year ended December 31, 2003)	Selected properties acquired by Fairborne Energy Ltd. (year ended December 31, 2003)	Case Resources Inc. (year ended December 31, 2003)	Pivotal Energy Ltd. (six months ended June 30, 2003)	Adjustments (Note 3)	Pro Forma Combined
Revenue						
Petroleum and natural gas	$ 50,887	$ 57,520	$ 23,355	$ 11,611	$ –	$ 143,373
Royalties	(9,436)	(10,496)	(5,407)	(3,092)	–	(28,431)
	41,451	47,024	17,948	8,519	–	114,942
Expenses						
Production	8,365	13,828	3,394	2,394	–	27,981
General and administrative	3,369	–	2,629	1,693	–	7,691
Interest	517	–	143	215	2,918	3,793
Site restoration	1,406	–	382	150	(1,938)	–
Depletion, depreciation and accretion	12,163	–	4,183	3,536	28,208	48,090
	25,820	13,828	10,731	7,988	29,188	87,555
Income (loss) before taxes	15,631	33,196	7,217	531	(29,188)	27,387
Taxes						
Capital taxes	204	–	30	21	379	634
Future income taxes (reduction)	5,253	–	447	(1,061)	4,906	9,545
	5,457	–	477	(1,040)	5,285	10,179
Net income (loss)	$ 10,174	$ 33,196	$ 6,740	$ 1,571	$ (34,473)	$ 17,208
Net income per share						
Basic	$ 0.40					$ 0.41
Diluted	$ 0.39					$ 0.40

See accompanying notes to pro forma combined statements of operations.

FAIRBORNE ENERGY LTD.

Notes to Pro Forma Combined Statements of Operations

For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)

---

1. Basis of presentation:

Fairborne is a resource based company engaged in the exploration for, and development and production of natural gas, natural gas liquids and crude oil in Western Canada. Fairborne was incorporated under the laws of the Province of Alberta on January 9, 2002 and commenced active operations with the purchase of certain petroleum and natural gas properties and equipment on May 31, 2002.

The accompanying unaudited pro forma combined statements of operations have been prepared by management of Fairborne in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma combined statement of operations for the nine months ended September 30, 2004 is based on:

(a) the unaudited consolidated statement of operations of Fairborne for the nine months ended September 30, 2004;

(b) the unaudited schedule of revenue and expenses for the selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for the three months ended March 31, 2004;

(c) the unaudited consolidated statement of earnings of Case Resources Inc. ("Case") for the six months ended June 30, 2004; and

(d) the unaudited consolidated statement of loss of Case for the twenty seven days ended July 27, 2004.

The unaudited pro forma combined statement of operations for the year ended December 31, 2003 is based on:

(a) the audited statement of operations of Fairborne Energy Ltd. for the year ended December 31, 2003;

(b) the audited schedule of revenue and expenses for the selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for the year ended December 31, 2003;

(c) the audited consolidated statement of earnings of Case for the year ended December 31, 2003; and

(d) the unaudited consolidated statement of operations of Pivotal Energy Ltd. for the six months ended June 30, 2003.

FAIRBORNE ENERGY LTD.

Notes to Pro Forma Combined Statements of Operations, page 2

For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)

---

1. **Basis of presentation (continued):**

   The pro forma combined statements of operations may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

   It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto of the financial statements referred to above.

2. **Pro forma transaction and assumptions (September 30, 2004):**

   The pro forma combined statement of operations for the nine months ended September 30, 2004 gives effect to the following transactions and adjustments effective January 1, 2004:

   (i) The acquisition of the selected properties acquired from BP Canada Energy Company, as if it had occurred on January 1, 2004, instead of actual closing date of March 31, 2004.

   (ii) The issuance in connection with the acquisition of the selected properties acquired from BP Canada Energy Company of 6,178,000 common shares for net proceeds of approximately $38.9 million, as if it had occurred on January 1, 2004, instead of actual closing date of March 31, 2004.

   (iii) The acquisition of Case as if it had occurred on January 1, 2004, instead of actual closing date of July 27, 2004.

   (iv) Interest expense has been increased to reflect the impact of $71.9 million of bank indebtedness incurred on the acquisition of the selected properties acquired from BP Canada Energy Company, assuming an interest rate of 5%.

   (v) Accretion of the asset retirement obligations has been increased to reflect the impact of the selected properties acquired from BP Canada Energy Company.

   (vi) A provision for depletion and depreciation based on combining reserves, production and cost of the capital assets under the full cost method of accounting for oil and gas properties.

   (vii) Future income taxes have been adjusted to reflect the impact of the above adjustments.

FAIRBORNE ENERGY LTD.

Notes to Pro Forma Combined Statements of Operations, page 3

For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)

---

3. Pro forma transactions and assumptions (December 31, 2003):

The pro forma combined statement of operations for the year ended December 31, 2003 gives effect to the following transactions and adjustments effective January 1, 2003:

(i) The acquisition of the selected properties acquired from BP Canada Energy Company, as if it had occurred on January 1, 2003, instead of actual closing date of March 31, 2004.

(ii) The issuance in connection with the acquisition of the selected properties acquired from BP Canada Energy Company of 6,178,000 common shares for net proceeds of approximately $38.9 million, as if it had occurred on January 1, 2003, instead of actual closing date of March 31, 2004.

(iii) The acquisition of Case as if it had occurred on January 1, 2003, instead of actual closing date of July 27, 2004.

(iv) The business combination of Pivotal Energy Ltd. and Fairborne as if it had occurred on January 1, 2003 instead of the actual closing date of July 2, 2003.

(v) Interest expense has been increased to reflect the impact of $71.9 million of bank indebtedness incurred on the acquisition of the selected properties acquired from BP Canada Energy Company, assuming an interest rate of 4%.

(vi) The provision for future site restoration was eliminated as a result of Fairborne adopting new accounting standards relating to asset retirement obligations as outlined in note 1 of Fairborne's interim consolidated financial statements as at and for the three and nine months ended September 30, 2004. Accretion was increased to reflect the impact of the selected properties acquired from BP Canada Energy Company, Case and Pivotal Energy Ltd.

(vii) A provision for depletion and depreciation based on combining reserves, production and cost of the capital assets under the full cost method of accounting for oil and gas properties.

(viii) Capital taxes have been adjusted to reflect the increased capitalization. Future income taxes have been adjusted to reflect the impact of the above adjustments.

CERTIFICATE OF THE CORPORATION

Date: December 7, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta and Ontario.

(signed) Richard A. Walls President and Chief Executive Officer	(signed) Robert A. Maitland Vice President, Finance and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Gary F. Aitken Director	(signed) Donald J. Nelson Director

CERTIFICATE OF THE UNDERWRITERS

Date: December 7, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta and Ontario.

CANACCORD CAPITAL CORPORATION

By: (signed) Richard A. Grafton

SPROTT SECURITIES INC.

By: (signed) Philip J. Moore

GMP SECURITIES LTD.

By: (signed) Wade R. Felesky

FIRSTENERGY CAPITAL CORP.

By: (signed) John S. Chambers

UNDERWRITING AGREEMENT

December 3, 2004

Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, Alberta T2P 3H5

Attention: **Mr. Richard A. Walls**
President and Chief Executive Officer

Dear Sirs:

Re: Offering of 2,725,000 Common Shares and 322,000 Flow-Through Common Shares

Canaccord Capital Corporation, Sprott Securities Inc., GMP Securities Ltd. and FirstEnergy Capital Corp. (collectively, the "**Underwriters**") understand that Fairborne Energy Ltd. (the "**Corporation**") proposes to issue and sell an aggregate of 2,725,000 common shares of the Corporation (the "**Offered Common Shares**") at a price of $11.50 per Offered Common Share and 322,000 common shares of the Corporation to be issued on a flow-through basis (the "**Flow-Through Common Shares**") at a price of $14.50 per Flow-Through Common Share and the Corporation will incur and thereafter renounce Qualifying Expenditures (as hereinafter defined) to the original purchasers of such Flow-Through Common Shares. We also understand that the Corporation will prepare and file, in accordance with the terms hereof, the Preliminary Prospectus (as hereinafter defined), the Prospectus (as hereinafter defined) and all other necessary documents in order to qualify the Offered Common Shares and the Flow-Through Common Shares (collectively, the "**Offered Shares**") for distribution to the public in each of the Qualifying Provinces (as hereinafter defined) and outside of the Qualifying Provinces in accordance with paragraph 21.

Upon and subject to the terms and conditions contained in this agreement, the Underwriters hereby severally, and not jointly, agree to purchase from the Corporation on the Closing Date (as hereinafter defined), in the respective percentages set forth in paragraph 18, and the Corporation hereby agrees to sell to the Underwriters, all but not less than all of the 2,725,000 Offered Common Shares, at the purchase price of $11.50 per Offered Common Share, being an aggregate purchase price of $31,337,500. Additionally, subject to the terms and conditions hereof, the Underwriters hereby agree to act as, and the Corporation by this agreement appoints the Underwriters as, the sole and exclusive agents of the Corporation to offer the Flow-Through Common Shares for sale on the Closing Date, at a price of $14.50 per Flow-Through Common Share, being an aggregate purchase price up to $4,669,000, provided that if less than 322,000 Flow-Through Common Shares are sold by the Underwriters as agents, the Underwriters hereby severally, and not jointly, agree to purchase from the Corporation on the Closing Date, in the respective percentages set forth in paragraph 18, that number of Flow-Through Common Shares that, together with such shares sold by the Underwriters as agents, aggregates 322,000 Flow-Through Common Shares. The Corporation hereby agrees to issue and sell to the Underwriters, subject to the provisions hereof, on the Closing Date, such Offered Shares.

The Underwriters shall be entitled (but not obligated) in connection with the offering and sale of the Offered Shares to retain as sub-agents other registered securities dealers and may receive subscriptions for Offered Shares from subscribers from other registered dealers. The fee payable to any such sub-agent shall be for the account of the Underwriters.

1. Definitions

In this agreement:

(a) "**988191 Alberta Ltd.**" means 988191 Alberta Ltd., a corporation duly incorporated under the ABCA and a wholly-owned subsidiary of the Corporation;

(b) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(c) "**Agreement**" means this agreement and not any particular Article or Section or other portion except as may be specified, and words such as "**hereto**", "**herein**" and "**hereby**" refer to this Agreement as the context requires;

(d) "**AIF**" means the revised initial annual information form of the Corporation dated May 17, 2004, including management's discussion and analysis of the financial condition and results of operations of the Corporation for the year ended December 31, 2003 incorporated by reference therein;

(e) "**Applicable Securities Laws**" means all applicable Canadian securities laws, rules, regulations, notices, instruments, blanket orders and policies in the Qualifying Provinces;

(f) "**ASC**" means the Alberta Securities Commission;

(g) "**Business Day**" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(h) "**Canadian Exploration Expense(s)**" or "**CEE**" means Canadian exploration expense described in paragraph (a) or (d) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act or that would be described in paragraph (h) of such definition if the reference therein to "paragraphs (a) to (d) and (f) to (g.1)" were read as "paragraphs (a) and (d)", excluding any amounts which are prescribed to constitute "Canadian exploration and development overhead expense" under the Tax Act, the amount of any assistance received by the Corporation described in paragraph 66(12.6)(a) of the Tax Act and any expense described in paragraph 66(12.6)(b.1) of the Tax Act;

(i) "**Case**" means Case Resources Inc.;

(j) "**Case Financial Statements**" means the audited comparative consolidated financial statements of Case as at and for the years ended December 31, 2003 and 2002, together with the notes thereto and the auditors' report thereon, and the unaudited consolidated financial statements of Case as at and for the six months ended June 30, 2004 and 2003, as set forth in Schedule "A" to the business acquisition report of the Corporation dated October 7, 2004 in respect of the acquisition of Case;

(k) "**Case Sub**" means Case Sub Ltd.;

(l) "**Clive/Wood River Properties Financial Statements**" means the audited schedule of revenue and expenses for the Clive/Wood River properties acquired by the Corporation on May 31, 2002 for each of the years ended December 31, 2001, 2000 and 1999,

together with the report of the auditors thereon and the notes thereto, and for the five months ended May 31, 2002 and 2001;

(m) "**Closing Date**" means December 23, 2004 or such other date as the parties hereto may agree, but in any event, not later than December 31, 2004;

(n) "**Closing Time**" means 6:30 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Corporation may agree;

(o) "**Commitment Amount**" means the amount equal to $14.50 multiplied by the number of Flow-Through Common Shares subscribed and paid for pursuant to the Flow-Through Subscription Agreements;

(p) "**Common Shares**" means the common shares in the capital of the Corporation and, where appropriate in the context, includes the Offered Shares;

(q) "**Corporation**" means Fairborne Energy Ltd., a corporation duly incorporated pursuant to the provisions of the ABCA and, when the context requires or permits, includes its Subsidiaries;

(r) "**Corporation Financial Statements**" means, collectively:

(i) the audited comparative consolidated financial statements of the Corporation as at and for the year ended December 31, 2003 and the seven months ended December 31, 2002, together with the report of the Corporation's auditors thereon and the notes thereto;

(ii) the unaudited interim comparative consolidated financial statements of the Corporation as at and for the three and nine months ended September 30, 2004 and 2003, together with the notes thereto;

(s) "**Corporation's auditors**" means KPMG LLP, chartered accountants, Calgary, Alberta;

(t) "**Corporation's counsel**" means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Corporation, with the consent of the Underwriters, may appoint;

(u) "**distribution**" means "**distribution**" or "**distribution to the public**", as the case may be, as defined under the Applicable Securities Laws and "**distribute**" has a corresponding meaning;

(v) "**Documents**" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i) the AIF;

(ii) the Corporation Financial Statements;

(iii) the Corporation's management's discussion and analysis of the financial condition and results of the operations for the three and nine months ended September 30, 2004;

(iv) the Information Circular – Proxy Statement of the Corporation dated April 19, 2004 in connection with the annual and special meeting of shareholders of the Corporation held on June 2, 2004 (excluding those portions thereof which, pursuant to NI 44-101, are not required to be incorporated by reference in the Prospectuses);

(v) the Clive/Wood River Properties Financial Statements, the Pivotal Financial Statements, the West Pembina Properties Financial Statements and the Case Financial Statements;

(vi) the material change reports of the Corporation dated February 9, 2004, May 25, 2004, July 20, 2004 and July 28, 2004;

(vii) the Pro Forma Financial Statements; and

(viii) the information under the heading "Reserves, Data and Future Net Revenue" set forth in Case's Statement of Reserves Data and Other Oil and Gas Information for the Year Ended December 31, 2003 and dated May 11, 2004;

(w) "**Due Diligence Session**" shall have the meaning set forth in paragraph 3(d) hereof;

(x) "**Exchange**" means the Toronto Stock Exchange;

(y) "**Expenditure Period**" means the period commencing on the date of acceptance of the Flow-Through Subscription Agreements and ending on the earlier of:

(i) the date on which the Commitment Amount has been fully expended in accordance with the terms of the Flow-Through Subscription Agreements; and

(ii) December 31, 2005;

(z) "**Flow-Through Subscription Agreements**" means, collectively, the agreements to be entered into between the Corporation and one or more of the Underwriters or any participants in the Selling Dealer Group for and on behalf of and as agents for purchasers of Flow-Through Common Shares on or prior to the Closing Date setting out the contractual relationship between the Corporation and the purchasers of Flow-Through Common Shares, in form and substance satisfactory to the Corporation and the Underwriters and substantially as set out as Schedule "A" to this agreement or such other form agreed to by the Corporation and the Underwriters;

(aa) "**FP Partnership**" means Fairborne Pivotal Production Partnership, an Alberta general partnership of which the partners are Pivotal and the Partnership;

(bb) "**GLJ**" means Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants of Calgary, Alberta;

(cc) "**GLJ Case Report**" means the independent engineering evaluation conducted by GLJ dated March 15, 2004 evaluating Case's petroleum and natural gas reserves as of December 31, 2003;

(dd) "**GLJ Fairborne Report**" means the independent engineering evaluation conducted by GLJ dated February 15, 2004 evaluating certain of the Corporation's crude oil, natural gas liquids and natural gas reserves as of December 31, 2003;

(ee) "**material change**", "**material fact**" and "**misrepresentation**" shall have the meanings ascribed thereto under the Applicable Securities Laws;

(ff) "**Material Subsidiaries**" means the Partnership, the FP Partnership, Pivotal and Case and any other Subsidiary of the Corporation, the total assets of which constitute more than 10% of the consolidated assets of the Corporation as at September 30, 2004 or the total revenues of which constituted more than 10% of the consolidated revenues of the Corporation for the nine months ended September 30, 2004;

(gg) "**MRRS Procedures**" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

(hh) "**NAEI**" means North American Explorers Inc., a corporation duly incorporated under the laws of Wyoming and an indirect wholly-owned subsidiary of the Corporation;

(ii) "**NI 44-101**" means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

(jj) "**Partnership**" means Fairborne Production Partnership, an Alberta general partnership of which the Corporation is the managing partner and the partners are the Corporation and 988191 Alberta Ltd.;

(kk) "**Pivotal**" means Pivotal Energy Ltd., a corporation duly amalgamated under the ABCA and a wholly-owned subsidiary of the Corporation;

(ll) "**Pivotal Financial Statements**" means the audited consolidated financial statements of Pivotal as at and for the three years ended December 31, 2002, 2001 and 2000, together with the notes thereto and the report of the auditors thereon, and the unaudited consolidated financial statements of Pivotal as at and for the three and six months ended June 30, 2003 and 2002;

(mm) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Corporation to be dated December 7, 2004 and any amendments thereto, in respect of the distribution of the Offered Shares including the documents incorporated by reference therein;

(nn) "**Pro Forma Financial Statements**" means the pro forma combined statement of operations of the Corporation for the nine months ended September 30, 2004 and the unaudited pro forma combined statement of operations of the Corporation for the year ended December 31, 2003, together with the compilation report thereon, all as contained in the Prospectus;

(oo) "**Prospectus**" means the (final) short form prospectus of the Corporation and any amendments thereto, in respect of the distribution of the Offered Shares, including the documents incorporated by reference therein;

(pp) "**Prospectuses**" means, collectively, the Preliminary Prospectus and the Prospectus;

(qq) "**Public Record**" means all information filed by or on behalf of the Corporation with the Securities Commissions, including without limitation, the Documents, the Prospectuses, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(rr) "**Qualifying Expenditures**" means expenses that are CEE at the date they are incurred;

(ss) "**Qualifying Provinces**" means the provinces of British Columbia, Alberta and Ontario;

(tt) "**SEC**" means the United States Securities and Exchange Commission;

(uu) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(vv) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Shares pursuant to this agreement;

(ww) "**Sproule**" means Sproule Associates Limited, independent oil and natural gas reservoir engineers, Calgary, Alberta;

(xx) "**Sproule Acquisition Report**" means the independent engineering evaluation conducted by Sproule dated May 6, 2004 of certain crude oil, natural gas liquids and natural gas reserves acquired by the Corporation in the West Pembina area as at December 31, 2003;

(yy) "**Sproule Report**" means the independent engineering evaluation conducted by Sproule dated May 12, 2004 of the natural gas reserves attributable to certain coal bed methane properties of the Corporation effective December 31, 2003;

(zz) "**Subsidiary**" means a subsidiary in respect of the Corporation within the meaning of the *Securities Act* (Alberta) and includes, without limitation, each of Pivotal, 988191 Alberta Ltd., the Partnership, the FP Partnership, NAEI and Case;

(aaa) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Corporation under the Applicable Securities Laws;

(bbb) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

(ccc) "**Underwriters' counsel**" means Blake, Cassels & Graydon LLP or such other legal counsel as the Underwriters, with the consent of the Corporation may appoint;

(ddd) "**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

(eee) "**U.S. Placement Memorandum**" means the U.S. Placement Memorandum for the offering of the Offered Common Shares in the United States; and

(fff) "**West Pembina Properties Financial Statements**" means the audited schedule of revenue and expenses for the three years ended December 31, 2003, 2002 and 2001 and the report of the auditors thereon and the unaudited schedule of revenue and expenses for the three months ended March 31, 2004 and 2003 in respect of the certain oil and natural gas assets acquired by the Corporation from BP Canada Energy Company completed on March 31, 2004.

In addition, unless otherwise defined herein capitalized terms shall have the meanings ascribed thereto in the Prospectuses.

2. Underwriting Fee

In consideration for their services in underwriting the distribution of and purchasing, and acting as agent in respect of, the Offered Common Shares and the Flow-Through Common Shares, respectively, the Corporation agrees to pay the Underwriters at the Closing Time a fee (the "**Underwriting Fee**") of $0.46 per Offered Common Share for each Offered Common Share purchased (being an aggregate amount of $1,253,500) and $0.58 per Flow-Through Common Share for each Flow-Through Common Share purchased (being an aggregate amount of $186,760), for an aggregate Underwriting Fee of $1,440,260.

The Underwriting Fee may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Offered Shares and withheld for the account of the Underwriters. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax ("**GST**") provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that the Canada Revenue Agency determines that GST provided for in the *Excise Tax Act* (Canada) is exigible on the Underwriting Fee, the Corporation agrees to pay the amount of GST forthwith upon the request of the Underwriters. The Corporation also agrees to pay the Underwriters' expenses as set forth in paragraph 10 hereof.

3. Qualification for Sale

(a) The Corporation represents and warrants to the Underwriters that it is eligible to use the prompt offering qualification system described in NI 44-101 for the distribution of the Offered Shares.

(b) The Corporation shall elect and comply in all material respects with the MRRS Procedures and shall:

(i) not later than 5:00 p.m. (Calgary time) on December 7, 2004, have prepared and filed the Preliminary Prospectus and other documents required under the MRRS Procedures and Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator; and

(ii) have obtained from the ASC a preliminary decision document pursuant to the MRRS Procedures dated not later than December 7, 2004, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

(iii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions:

(A) but not later than December 15, 2004 (or such later date as may be agreed to in writing by the Corporation and the Underwriters), have prepared and filed the Prospectus and other documents required under the MRRS Procedures and Applicable Securities Laws with the Securities Commissions; and

(B) have obtained from the ASC a final decision document under the MRRS Procedures dated not later than December 15, 2004 (or such later date as may be agreed to in writing by the Corporation and the Underwriters), evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfilled all legal requirements to enable the Offered Shares to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province; and

(iv) until the completion of the distribution of the Offered Shares, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Shares for distribution or, in the event that the Offered Shares have, for any reason, ceased to so qualify, to again qualify the Offered Shares for distribution.

(c) Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Shares, prior to the filing with any Securities Commissions of any Supplementary Material or any documents incorporated by reference therein after the date hereof, the Corporation shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents.

(d) During the period from the date hereof until completion of the distribution of the Offered Shares, the Corporation shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material. Without limiting the generality of the foregoing, the Corporation shall make available its directors, senior management and audit committee, and shall use commercially reasonable efforts to cause its auditors (including of any predecessor entity or business) and independent engineers (including of any predecessor entity or business) to be available, to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to the Closing Time (the "**Due Diligence Session**"). The Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Corporation shall provide written responses to such questions and shall use its commercially reasonable efforts to have its auditors and independent engineers and audit committee provide written responses to such questions in advance of the Due Diligence Session and the Underwriters shall have the right to retain an independent accounting firm to review the Financial Statements with such costs to be borne by the Corporation.

(e) The Corporation shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Shares for distribution to the public in the Qualifying Provinces.

4. Delivery of Prospectus and Related Documents

The Corporation shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus signed as required by the Applicable Securities Laws;

(ii) copies of the preliminary U.S. Placement Memorandum and the U.S. Placement Memorandum, respectively; and

(iii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(b) as soon as they are available, copies of any Supplementary Material, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters; and

(c) prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from each of the Corporation's auditors and any other auditors who have audited any of the financial statements included in or incorporated by reference in the Prospectus, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Corporation or other applicable entity or business and have found such information and percentages to be in agreement, which comfort letter shall be based on the applicable auditors' review having a cut-off date of not more than two Business Days prior to the date of the Prospectus.

Comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

The deliveries referred to in paragraph 4(a) and (b) shall also constitute the Corporation's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses and any Supplementary Material in connection with the offering and sale of the Offered Shares.

5. Commercial Copies

(a) The Corporation shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses, cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Corporation or the printer thereof given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents.

(b) The Corporation shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplemental Materials as the Underwriters may reasonably request.

(c) The Corporation will similarly cause to be delivered to the Underwriters, at those delivery points as the Underwriters may reasonably request, commercial copies of a U.S. Placement Memorandum and any Supplementary Material required to be delivered to purchasers or prospective purchasers of the Offered Common Shares. Each delivery of the U.S. Placement Memorandum will constitute consent by the Corporation to the use of the U.S. Placement Memorandum and any Supplementary Material required to be prepared and/or filed under U.S. securities laws by the U.S. broker-dealer affiliates of the Underwriters and members of their selling group (if any) for the distribution of the Offered Common Shares for sale by them in the United States in accordance with this agreement.

6. Material Change and Certain Other Covenants

(a) During the period of distribution of the Offered Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated or threatened) in or affecting the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation and its Subsidiaries, taken as a whole;

(ii) any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material; and

(iii) the occurrence or discovery of a material fact or event which, in any such case, is, or may be, of such a nature as to:

(A) render the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material; or

(C) result in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material not complying in any material respect with the Applicable Securities Laws,

provided that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred or been discovered, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b) During the period of distribution of the Offered Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission, the SEC or similar regulatory authority for any amendment to, or to suspend or prevent the use of, the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission, the SEC or similar regulatory authority, the Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Corporation of any communication from any Securities Commission, the SEC or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum any other part of the Public Record or the distribution of the Offered Shares.

(c) The Corporation will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws and any applicable U.S. securities laws with respect to any material change, change, occurrence or event of the nature referred to in paragraphs 6(a) or 6(b) above and the Corporation will prepare and file promptly at the Underwriters' request any amendment to the Prospectus, the U.S. Placement Memorandum or Supplementary Material as may be required under Applicable Securities Laws; provided that the Corporation shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material as filed with the Securities Commissions, and of letters with respect to each such Supplementary Material substantially similar to those referred to in paragraph 4 above.

(d) During the period of distribution of the Offered Shares, the Corporation will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statement of the Corporation;

(ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(iii) any press release of the Corporation.

(e) The Corporation agrees to use the proceeds from the issuance and sale of the Flow-Through Common Shares to fund ongoing exploration on the Corporation's properties and to generally use the proceeds from the issue and sale of the Offered Shares substantially in accordance with the disclosure set out under the heading "Use of Proceeds" in the Prospectuses.

(f) The Corporation agrees to fulfill its obligations and comply with the terms and conditions of the Flow-Through Subscription Agreements and agrees that the subscription funds for the Flow-Through Common Shares will be expended in accordance with the terms of the Flow-Through Subscription Agreements and the provisions hereof.

7. Representations and Warranties of the Corporation

(a) Each delivery of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum and any Supplementary Material pursuant to paragraph 4 above shall constitute a representation and warranty to the Underwriters by the Corporation (and the Corporation hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this Agreement) that:

(i) all of the information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Shares as required under Applicable Securities Laws;

(ii) the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws, including without limitation NI 44-101, and the

U.S. Placement Memorandum and any related Supplementary Material complies in all material respects with U.S. securities laws; and

(iii) except as is disclosed in the Public Record, there has been no intervening material change (adverse material change until filing of the Prospectus) (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum and any Supplementary Material to the time of delivery thereof, in the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation and its Subsidiaries, taken as a whole.

(b) In addition to the representations and warranties contained in clause 7(a) hereof, the Corporation represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this Agreement, that:

(i) each of the Corporation and its Material Subsidiaries have been duly incorporated, amalgamated or formed, as the case may be, and is validly existing under the laws of the jurisdiction of its incorporation, amalgamation or formation, as the case my be, and has all requisite corporate or partnership capacity, power and authority to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own its properties and assets;

(ii) each of the Corporation and its Material Subsidiaries is qualified to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business;

(iii) each of the Corporation and its Material Subsidiaries has conducted and each of the Corporation and its Material Subsidiaries is conducting and will conduct its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it of each jurisdiction in which it carries on a material portion of its business and holds all licences, registrations and qualifications in all jurisdictions in which it carries on a material portion of its business which are necessary or desirable to carry on the business of the Corporation and its Material Subsidiaries, as the case may be, as now conducted and as presently proposed to be conducted, all such licences, registrations or qualifications are valid and existing and in good standing and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of the Corporation or its Subsidiaries (taken as a whole) as now conducted or as proposed to be conducted, and the Corporation is not aware of any legislation, regulation, rule or lawful requirements presently in force or proposed to be brought into force which the Corporation anticipates the Corporation or the Subsidiaries will be unable to comply with without materially adversely affecting the Corporation;

(iv) the Corporation does not have any Subsidiaries other than the Partnership, the FP Partnership, Pivotal, 988191 Alberta Ltd., NAEI, Case Sub and Case; all of the issued and outstanding common shares of each of Pivotal, 988191 Alberta Ltd., NAEI, Case Sub and Case are validly issued as fully paid and non-assessable, the Corporation is, directly or indirectly, the beneficial holder of all such issued and outstanding common shares and holds such common shares with valid and marketable title to the common shares free and clear of any liens, pledges, charges, encumbrances, security interests or other adverse claims whatsoever (other than bank security) and no person, firm, corporation or other entity holds any securities convertible or exchangeable into shares of any of Pivotal, 988191 Alberta Ltd., NAEI, Case Sub or Case or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or other acquisition of any unissued shares, securities (including convertible securities) or warrants of any of Pivotal, 988191 Alberta Ltd., NAEI, Case Sub or Case; the Corporation and 988191 Alberta Ltd. are the only partners of the Partnership and Pivotal and the Partnership are the only partners of the FP Partnership, the Corporation is the general partner of the Partnership, and no person, firm, corporation or other entity holds any securities convertible or exchangeable into partnership interests of the Partnership or the FP Partnership, respectively, or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or other acquisition of any unissued partnership interests, securities (including convertible securities) or warrants of the Partnership or the FP Partnership, respectively; and the Corporation has no material shareholdings in any other corporation or business organization;

(v) the minute books for each of the Corporation and its Material Subsidiaries and the record books of the Partnership contain full, true and correct copies of the constating documents of the Corporation and its Material Subsidiaries, as applicable, and contain copies of all minutes of all meetings and all consent resolutions of the directors, committees of directors and shareholders or partners, as applicable, of the Corporation and its Material Subsidiaries, respectively, and all such meetings were duly called and properly held and all consent resolutions were properly adopted;

(vi) the books of account and other records of each of the Corporation and its Subsidiaries, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices;

(vii) each of the Corporation and its Material Subsidiaries has duly and timely filed, in proper form, returns in respect of taxes under the Tax Act, the income tax legislation of any province of Canada or any foreign country having jurisdiction over affairs of the Corporation and its Material Subsidiaries, as the case may be, the *Freehold Mineral Rights Tax Act* (Alberta) and similar legislation of other provinces having jurisdiction over the affairs of the Corporation for all periods in respect of which such filings have heretofore been required, and all taxes shown thereon and all taxes

owing with respect to periods ending prior to January 1, 2004 have been paid or accrued on the books of the Corporation and its Material Subsidiaries, as the case may be, and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period, and all payments by the Corporation and its Material Subsidiaries, as the case may be, to any non-resident of Canada have been made in accordance with applicable legislation in respect of withholding tax; there are no assessments or reassessments respecting the Corporation or its Material Subsidiaries pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority and the Corporation and its Material Subsidiaries has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation;

(viii) all filings made by the Corporation and its Material Subsidiaries under which the Corporation or any Material Subsidiary has received or is entitled to government incentives, have been made in accordance, in all material respects, with all applicable legislation and contain no misrepresentations of material fact or omit to state any material fact which could cause any amount previously paid to the Corporation or its Subsidiaries or previously accrued on the accounts thereof to be recovered or disallowed;

(ix) except to the extent that any violation or other matter referred to in this subparagraph does not have a material adverse effect on the business, financial condition, assets, properties, liabilities or operations of the Corporation and its Subsidiaries (taken as a whole):

(A) the Corporation and each of its Subsidiaries is not in violation of any applicable federal, provincial, state, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "**Environmental Laws** ");

(B) the Corporation and each of its Subsidiaries has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(C) except as have been disclosed in writing to the Underwriters, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Corporation or any of its Subsidiaries that have not been remedied;

(D) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Corporation or any Subsidiary;

(E) the Corporation and each of its Subsidiaries has not failed to report to the proper federal, provincial, municipal or other political subdivision,

government, department, commission, board, bureau, agency or instrumentality, domestic or foreign ("**Government Authority**") the occurrence of any event which is required to be so reported by any Environmental Law; and

(F) the Corporation and each of its Subsidiaries holds all licences, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licences, permits and approvals are in full force and effect, and except for (A) notifications and conditions of general application to assets of the type owned by the Corporation and its Subsidiaries, and (B) notifications relating to reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta), and the Corporation and each of its Subsidiaries has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(x) any and all operations of the Corporation and each of its Material Subsidiaries, and, to the knowledge of the Corporation, any and all operations by third parties, on or in respect of the assets and properties of the Corporation and its Material Subsidiaries, have been conducted in accordance with good oil and gas industry practices and in material compliance with applicable laws, rules, regulations, orders and directions of governmental and other competent authorities;

(xi) in respect of the assets and properties of each of the Corporation and its Material Subsidiaries that are operated by it, if any, each of the Corporation and its Material Subsidiaries holds all valid licences, permits and similar rights and privileges that are required and necessary under applicable law to operate the assets and properties of the Corporation and its Material Subsidiaries, as the case may be, as presently operated;

(xii) the Corporation has full corporate capacity, power and authority to enter into this Agreement and the Flow-Through Subscription Agreements and to perform its obligations set out herein and therein (including, without limitation, to create, issue and sell the Offered Shares and renounce the Qualifying Expenditures), and this Agreement and the Flow-Through Subscription Agreements have been duly authorized, executed and delivered by the Corporation and this Agreement and the Flow-Through Subscription Agreements are legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their terms subject to laws relating to creditors' rights generally and except as rights to indemnity may be limited by applicable law;

(xiii) the Corporation has the necessary corporate power and authority to execute, deliver and file the Prospectuses and, prior to filing the Prospectuses, all

requisite action will have been taken by the Corporation to authorize the execution, delivery and filing of the Prospectuses;

(xiv) at the Closing Date the Offered Shares will be issued as fully paid and non-assessable Common Shares in the capital of the Corporation;

(xv) the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of, this Agreement or the Flow-Through Subscription Agreements by the Corporation or any of the transactions contemplated hereby or thereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, by-laws or resolutions of shareholders or partners, as applicable, or directors of the Corporation or any Subsidiary, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any Subsidiary is a party or by which it is bound, or any law, judgment, decree, order, statute, rule or regulation applicable to the Corporation or any Subsidiary which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation and its Subsidiaries (taken as a whole) or their respective properties or assets (on a consolidated basis) or would impair the ability of the Corporation to consummate the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations contained in this Agreement or the Flow-Through Subscription Agreements;

(xvi) there has not been any material adverse change in the capital, assets (including oil, natural gas and natural gas liquids reserves and information or data relating to the estimated value of such reserves), liabilities (absolute, accrued, contingent or otherwise), business, operations, capital or condition (financial or otherwise) of the Corporation and its Subsidiaries (taken as a whole) from the position set forth in the Corporation Financial Statements (other than as have been disclosed in the Documents); and since December 31, 2003 there have been no material facts, transactions, events or occurrences which, to the knowledge of the Corporation, could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Corporation and its Subsidiaries (taken as a whole) which have not been disclosed in the Documents or in writing to the Underwriters;

(xvii) the Corporation Financial Statements fairly present, in all material respects and in accordance with generally accepted accounting principles in Canada consistently applied, the consolidated financial position and condition of the Corporation and its Subsidiaries (taken as a whole) as at the dates thereof and the consolidated results of the operations of the Corporation and its Subsidiaries (taken as a whole) for the periods then ended and reflect all liabilities (absolute, accrued, contingent or otherwise) of the Corporation and its Subsidiaries as at the dates thereof that are required to be reflected therein in accordance with generally accepted accounting principles in Canada and

the Corporation has no additional material liabilities which are not set forth in the Corporation Financial Statements and which are required in accordance with generally accepted accounting principles in Canada to be disclosed therein;

(xviii) there has not been any reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 of the Canadian Securities Administrators) with the auditors of the Corporation;

(xix) neither the Corporation nor any of its Subsidiaries is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the Corporation or its Subsidiaries and applicable laws, indemnification agreements or covenants that are entered into arising in the ordinary course of business, including operating and similar agreements, indemnification and contribution provisions in agency and underwriting agreements and in subscription receipt indentures and transfer agency agreements) or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person (other than the Corporation and/or a Subsidiary of the Corporation);

(xx) other than as disclosed in the Documents, neither the Corporation nor any of its Subsidiaries has any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm's length with the Corporation or its Subsidiaries that are currently outstanding;

(xxi) except as disclosed in the Documents or as otherwise disclosed in writing to the Underwriters, there are no actions, suits, proceedings or inquiries pending or threatened against or affecting the Corporation or any Subsidiary at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital or condition (financial or otherwise) or assets of the Corporation and its Subsidiaries (taken as a whole) or which affects or may affect the distribution of the Offered Shares or which would impair the ability of the Corporation to consummate the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations contained in this Agreement or the Flow-Through Subscription Agreements and the Corporation is not aware of any existing ground on which such action, suit, proceeding or inquiry might be commenced with any reasonable likelihood of success;

(xxii) the information and statements set forth in the Public Record were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statement, and were prepared in accordance with and complied with Applicable Securities Laws and the Corporation has not filed any confidential material change reports still maintained on a confidential basis;

(xxiii) the authorized capital of the Corporation consists of an unlimited number of Common Shares of which 46,154,594 Common Shares are currently issued and outstanding, each of which shares is validly issued, fully paid and non-assessable, and an unlimited number of preferred shares, issuable in series, of which none are currently issued or outstanding;

(xxiv) no person, firm, corporation or other entity holds any securities convertible or exchangeable into shares of the Corporation or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or other acquisition of any unissued securities of the Corporation except: (i) as disclosed in the Public Record; (ii) 3,522,583 Common Shares subject to options granted by the Corporation pursuant to its stock option plan; and (iii) 1,960,000 Common Shares subject to warrants issued by the Corporation;

(xxv) Computershare Trust Company of Canada, at its principal offices in the cities of Calgary and Toronto, has been duly appointed registrar and transfer agent of the Common Shares;

(xxvi) no Securities Commission, other securities commission or similar regulatory authority, the Exchange or other exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened and the Corporation is not in default of any material requirement of Applicable Securities Laws of the provinces of Canada or the United States;

(xxvii) the issued and outstanding Common Shares are listed and posted for trading on the Exchange and the Corporation is in material compliance with the by-laws, rules and regulations of the Exchange;

(xxviii) the Corporation is a "reporting issuer" in each of the Provinces of Alberta, British Columbia and Ontario within the meaning of the Applicable Securities Laws in such provinces and is not in default of any material requirement in relation thereto;

(xxix) the Corporation is duly qualified to file the Prospectuses under NI 44-101 in the Qualifying Provinces;

(xxx) to the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation other than as disclosed to the Underwriters;

(xxxi) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Corporation in connection with the sale and delivery of the Offered Shares, except as contemplated hereby;

(xxxii) other than as provided for in this Agreement, the Corporation has not incurred any obligation or liability, contingent or otherwise, or brokerage

fees, finder's fees, underwriter's or agent's commission or other similar forms of compensation with respect to the transactions contemplated hereby;

(xxxiii) the form and terms of definitive certificates representing the Common Shares have been duly approved and adopted by the Corporation and comply with all legal requirements relating thereto;

(xxxiv) the Corporation has made available to GLJ and Sproule, prior to the issuance of the GLJ Fairborne Report and the Sproule Report, respectively, for the purpose of preparing the GLJ Fairborne Report and the Sproule Report, respectively, all information requested by GLJ and Sproule, which information did not contain any material misrepresentation. The Corporation has no knowledge of a material adverse change in any information provided to GLJ or Sproule since the date that such information was so provided. The Corporation believes that each of the GLJ Fairborne Report and the Sproule Report reasonably presents the quantity and pre-tax present worth values of the relevant oil and gas reserves of the Corporation contained in the applicable report as at December 31, 2003 based upon information available at the time the GLJ Fairborne Report and Sproule Report were prepared, respectively, and the assumptions as to commodity prices and costs contained therein and the Corporation believes that at the date of such reports it did not (and as of the date hereof, except as may be attributable to production since the date of such reports does not) overstate the aggregate quantity or pre-tax present worth values of such reserves;

(xxxv) the Corporation believes that each of the Sproule Acquisition Report and the GLJ Case Report reasonably presents the quantity and pre-tax present worth values of the relevant oil and gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such reports as at December 31, 2003 based upon information available at the time the Sproule Acquisition Report and the GLJ Case Report were prepared, respectively, the definitions and basis upon which the Sproule Acquisition Report and the GLJ Case Report were prepared and the assumptions as to commodity prices and costs contained therein, and the Corporation believes that, at the date of such reports, such reports did not (and as of the date hereof, except as may be attributable to production since the date of such reports does not) overstate the aggregate quantity or pre-tax present worth values of such reserves;

(xxxvi) although it does not warrant title, the Corporation does not have reason to believe that the Corporation or any Material Subsidiary does not have title to or the right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purpose of this clause, the foregoing are referred to as the "**Interest**") and does represent and warrant that the Interest is free and clear of adverse claims created by, through or under the Corporation or any Material Subsidiary except as disclosed in the Public Record or those arising in the ordinary course of business, and that, to its knowledge, each of the Corporation and its Material Subsidiaries holds its Interest under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold its Interest would not have a material adverse effect on the Corporation and its Subsidiaries (taken as a whole) or Case, respectively;

(xxxvii) any and all operations of the Corporation and its Material Subsidiaries, and to the best of the Corporation's knowledge, any and all operations by third parties, on or in respect of the assets and properties of the Corporation and its Material Subsidiaries, respectively, have been conducted in accordance with good oilfield practices;

(xxxviii) to the knowledge of the Corporation, none of its directors or officers are subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(xxxix) to the knowledge of the Corporation, after due enquiry, the Clive/Wood River Properties Financial Statements fairly present in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the revenues and expenses attributable to the Clive/Wood River properties and the other information purported to be shown therein of the Clive/Wood River properties as at the dates thereof and for the periods then ended and reflect all revenues, royalties and operating expenses in respect of the Clive/Wood River properties as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xl) to the knowledge of the Corporation, after due enquiry, the Pivotal Financial Statements fairly present in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Pivotal as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Pivotal as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xli) the Pro Forma Financial Statements have been prepared and presented in accordance with Canadian generally accepted accounting principles, consistently applied, and in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in the Pro Forma Financial Statements are suitably supported and consistent with the financial results of the Corporation, Pivotal, the West Pembina properties and Case, as applicable, and such statements provide a reasonable basis for the compilation of the Pro Forma Financial Statements and the Pro Forma Financial Statements accurately reflect such assumptions;

(xlii) to the knowledge of the Corporation, after due enquiry, the Case Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Case as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Case as at the dates thereof required to be disclosed by generally accepted accounting

principles in Canada, and include all adjustments necessary for a fair presentation;

(xliii) to the knowledge of the Corporation, after due enquiry, the West Pembina Properties Financial Statements fairly present in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the revenues and expenses attributable to the West Pembina properties and the other information purported to be shown therein of the West Pembina properties as at the dates thereof and for the periods then ended and reflect all revenues, royalties and operating expenses in respect of the West Pembina properties as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xliv) the Corporation is a "principal business corporation" as defined in subsection 66(15) of the Tax Act;

(xlv) except as the result of any agreement or arrangement to which the Corporation is not a party and of which it has no knowledge, upon issuance pursuant to the provisions of the Flow-Through Subscription Agreements, the Flow-Through Common Shares will be "flow-through shares" as defined in subsection 66(15) of the Tax Act and such Flow-Through Common Shares will not constitute "prescribed shares" for the purpose of Regulation 6202.1 included in the Regulations to the Tax Act;

(xlvi) the Corporation has not entered into any agreements or made any covenants with any parties with respect to the renunciation of CEE, which amounts have not been fully expended in respect of any material amount and renounced as required thereunder;

(xlvii) the representations and warranties of the Corporation in the Flow-Through Subscription Agreements are, or will on the Closing Date be, true and correct;

(xlviii) the Corporation has not entered into any agreements or made any covenants with any parties that would restrict the Corporation from entering into the Flow-Through Subscription Agreements and agreeing to incur and renounce Qualifying Expenditures during the Expenditure Period in accordance with the Flow-Through Subscription Agreements, nor that would require the prior renunciation to any other person of Qualifying Expenditures prior to the renunciation of the aggregate Commitment Amount in favour of the subscribers and the Corporation has no outstanding obligations in respect of any material amount to incur and renounce Qualifying Expenditures to any persons; and

(xlix) the Corporation makes the representations, warranties and covenants applicable to it in Annex A hereto, which forms part of this Agreement.

8. Indemnity

(a) The Corporation shall indemnify and save each of the Underwriters, and each of the Underwriters' affiliates, agents, directors, officers, shareholders, partners and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or in any other document or material filed or delivered by or on behalf of the Corporation pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus, Prospectus or any Supplementary Material or such other document or material) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus, Prospectus or U.S. Placement Memorandum) contained in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Corporation;

(iii) any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Offered Shares imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 8(a)(ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Shares; or

(v) any breach of, default under or non-compliance by the Corporation with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of the Exchange or any representation, warranty, term or

condition of this agreement or in any certificate or other document delivered by or on behalf of the Corporation hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

(b) If any claim contemplated by paragraph 8(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the "**Indemnified Person**") shall notify the Corporation (provided that failure to so notify the Corporation of the nature of such claim in a timely fashion shall relieve the Corporation of liability hereunder only if and to the extent that such failure materially prejudices the Corporation's ability to defend such claim) as soon as possible of the nature of such claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Person acting reasonably and that no admission of liability or settlement may be made by the Corporation or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by paragraph 8(a) if:

(i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to the Corporation and that representation of the Indemnified Person and the Corporation by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Corporation shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

(ii) the Corporation shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Corporation of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized by the Corporation in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Corporation, provided that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c) The Corporation hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Corporation by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any other part of the Public Record.

(d) If any legal proceedings shall be instituted against the Corporation in respect of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any other part of the Public Record or the Offered Shares or if any regulatory authority or stock exchange shall carry out an investigation of the Corporation in respect of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any other part of the Public Record or the Offered Shares and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and, provided such proceeding is not brought as a result of any negligence, fraud, wilful misconduct or any actions or inactions of the Indemnified Person, the Corporation shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e) The rights and remedies of the Indemnified Persons set forth in paragraphs 8 and 9 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f) The Corporation hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this paragraph 8 and under paragraph 9 with respect to all such affiliates, agents, directors, officers, shareholders, partners and employees.

(g) The Corporation waives any right it may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h) The rights of indemnity contained in this paragraph 8 shall not apply if the Corporation has complied with the provisions of paragraphs 3 and 4 and the person asserting any claim contemplated by this paragraph 8 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and

which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

(i) If the Corporation has assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Corporation copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Corporation in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Corporation.

9. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from the Corporation on grounds of policy or otherwise, the Corporation and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Corporation on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Shares; or

(b) if the allocation provided by paragraph 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph 9(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Corporation, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Corporation (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any other part of the Public Record, the relative fault of the Corporation, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of the Corporation or the Underwriters and the parties' relative intent knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 8.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such

liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Corporation and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this paragraph 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this paragraph 9 shall be limited to the amount actually received by the Underwriters under paragraph 2.

10. Expenses

Whether or not the transactions contemplated herein shall be completed all costs and expenses (including applicable GST) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Shares, shall be borne by the Corporation including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material and the delivery thereof to the Underwriters, the fees and expenses of the Corporation's counsel, the fees and expenses of agent counsel retained by the Corporation or the Corporation's counsel, the fees and expenses of the Corporation's transfer agent and any auditors, engineers and other outside consultants, all stock exchange listing fees, and the reasonable out of pocket expenses of the Underwriters, including the legal fees and disbursements of Underwriters' counsel (such out of pocket expense of the Underwriters not to exceed, in the aggregate, $30,000 exclusive of applicable taxes), and all other costs and expenses relating to the transactions contemplated herein. All fees and expenses incurred by the Underwriters which are reimbursable hereunder shall be payable by the Corporation immediately upon receiving an invoice therefor from the Underwriters.

11. Termination

(a) In addition to any other rights or remedies available to the Underwriters, the Underwriters, or any of them, may, without liability, terminate their obligations hereunder, by written notice to the Corporation given prior to the Closing Time, in the event that after the date hereof and at or prior to the Closing Time:

(i) any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Offered Shares is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) in relation to the Corporation or any of its directors or senior officers is announced, commenced or threatened by any securities commission or similar regulatory authority, the Exchange or any other competent authority, or any order is issued under or pursuant to any statute of Canada or any of the provinces of Canada or any other applicable law or regulatory authority (unless based solely on the activities or alleged activities

of the Underwriters), or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriters or any one of them, the announcement, commencement, threatening or change, as the case may be, materially adversely affects, or may materially adversely affect, the Corporation or the trading or distribution of the Offered Shares or any other securities of the Corporation;

(iii) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any action by government, law or regulation or any other occurrence of any nature whatsoever which in the sole opinion of the Underwriter, acting reasonably, seriously adversely affects, or involves, or might be expected to seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries (taken as a whole);

(iv) there should occur any material change, change in material fact or occurrence of a material fact or event of the nature referred to in paragraph 6(a) or any development that could result in such a change, event, fact or occurrence, any of which, in the opinion of the Underwriter, as determined by the Underwriter in its sole discretion, acting reasonably, could reasonably be expected to have a material adverse effect on the business, operations or affairs of the Corporation or the market price or value or the marketability of the Offered Shares;

(v) the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, covenant, term or condition of this Agreement or a Flow-Through Subscription Agreement;

(vi) the Underwriter has become aware, as a result of its due diligence review or otherwise, of any adverse material fact or change (determined solely by the Underwriter, acting reasonably) with respect to the Corporation which had not been publicly disclosed or disclosed in writing to the Underwriters prior to the date hereof; or

(vii) there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change, which in the sole opinion of the Underwriters, or any one of them, acting reasonably, could be expected to have a significant adverse effect on the market price or value of the Offered Shares.

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in paragraph 11(a) or paragraph 12 or 16 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this Agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Shares for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be

considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to paragraph 11(a) or paragraph 12 or 16 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c) Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Corporation provided that no termination shall discharge or otherwise affect any obligation of the Corporation under paragraph 8, 9, 10 or 16. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

12. Closing Documents

The obligations of the Underwriters hereunder to purchase the Offered Shares at the Closing Time shall be conditional upon all representations and warranties and other statements of the Corporation herein being, at and as of the Closing Time, true and correct in all material respects, the Corporation having performed in all material respects, at the Closing Time, all of its obligations hereunder theretofore to be performed and the Underwriters receiving at the Closing Time:

(a) favourable legal opinions of the Corporation's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the Corporation, the offering of the Offered Shares and the transactions contemplated hereby, including, without limitation, those matters set forth in Schedule "B", and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Shares as the Underwriters may reasonably request;

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Corporation, the transfer agent and the Corporation's auditors as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Corporation's counsel as to matters which specifically relate to the Corporation or the Offered Shares, including the issuance of the Offered Shares;

(b) a certificate of the Corporation dated the Closing Date addressed to the Underwriters and signed on behalf of the Corporation by the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer of the Corporation or such other officers of the Corporation satisfactory to the Underwriters, acting reasonably, certifying that:

(i) the Corporation has complied with and satisfied in all material respects all terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Corporation set forth in this Agreement are true and correct in all material respects at the Closing Time, as if made at such time; and

(iii) no event of a nature referred to in paragraph 11(a)(i), 11(a)(ii), 11(a)(iv) or 11(a)(v) has occurred or to the knowledge of such officer is pending,

contemplated or threatened (excluding, with respect to paragraph 11(a)(iv), the determination as to the Underwriter's opinion);

and the Underwriters shall have no knowledge to the contrary;

(c) a comfort letter of the Corporation's auditors and those other auditors required to provide a "comfort letter" pursuant to paragraph 4(c) addressed to the Underwriters and dated the Closing Date, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letters referred to in paragraph 4(c) hereof up to the Closing Time, which comfort letters shall be not more than two Business Days prior to the Closing Date;

(d) evidence satisfactory to the Underwriters that the Offered Shares have been conditionally listed on the Exchange, and upon notice to the Exchange shall be posted for trading as at the opening of business on the Closing Date or first trading date after notice of the issuance of the Offered Shares;

(e) executed copies of the Flow-Through Subscription Agreements; and

(f) such other certificates and documents as the Underwriters may request, acting reasonably.

13. Deliveries

The sale of the Offered Shares to be purchased hereunder shall be completed at the Closing Time at the offices of the Corporation's counsel in Calgary, Alberta or at such other place as the Corporation and the Underwriters may agree. Subject to the conditions set forth in paragraph 12, the Underwriters, on the Closing Date, shall deliver to the Corporation the amount of $36,006,500 by certified cheque, bank draft or wire transfer against delivery by the Corporation of:

(a) the opinions, certificates and documents referred to in paragraph 12;

(b) definitive certificates representing, in the aggregate, all of the Offered Shares registered in such name or names as the Underwriters shall notify the Corporation in writing not less than 24 hours prior to the Closing Time; and

(c) payment to Canaccord Capital Corporation by certified cheque, bank draft or wire transfer or such other means as the Corporation and the Underwriters may agree, of the Underwriting Fee provided for in paragraph 2, being an aggregate fee of $1,440,260.

14. Restrictions on Offerings

The Corporation agrees that, from the date hereof and ending on the date that is 90 days following the Closing Date that it will not offer, or announce the offering of, or make or announce any agreement to issue, sell, or exchange Common Shares or securities convertible or exchangeable into Common Shares without the prior consent of Canaccord Capital Corporation and Sprott Securities Inc. (on behalf of and after consultation with the Underwriters), not to be unreasonably withheld, provided that notwithstanding the foregoing, the Corporation may grant options to directors, officers, consultants or employees of the Corporation and issue Common Shares on exercise thereof subject to board approved option incentive program or on exercise of other outstanding instruments as of the date hereof, without such consent.

15. Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation be addressed to the Corporation, c/o Mr. Richard A. Walls, President, at the above address, Fax No. (403) 290-7751 with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Steven Cohen
Fax No.: (403) 260-0330

and, in the case of notice to be given to the Underwriters, be addressed to:

Canaccord Capital Corporation
Suite 400, 409 – 8th Avenue S.W.
Calgary, Alberta T2P 1E3

Attention: George T. Wilson
Fax No.: (403) 508-3866

with a copy to:

Sprott Securities Inc.
#2950, 300 - 5th Ave. S.W.
Calgary, Alberta T2P 3C4

Attention: Philip Moore
Telecopy No.: (403) 266-4250

with a copy to:

GMP Securities Ltd.
#2300, 500 – 4th Ave. S.W.
Calgary, Alberta T2P 2V6

Attention: Wade R. Felesky
Telecopy No.: (403) 543-3589

with a copy to:

FirstEnergy Capital Corp.
1600 Dome Tower
333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention: John S. Chambers
Telecopy No.: (403) 262-0688

and a copy to:

Blake, Cassels & Graydon LLP
3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8

Attention: Scott R. Cochlan
Fax No.: (403) 260-9700

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

16. Conditions

All terms, covenants and conditions of this Agreement to be performed by the Corporation shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Shares, by written notice to that effect given to the Corporation prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

17. Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in paragraph 7) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Shares and the distribution of the Offered Shares pursuant to the Prospectus and the U.S. Placement Memorandum and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

18. Several Liability of Underwriters

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Offered Shares set forth opposite their names set forth in this paragraph 18; and

(b) if any one or more of the Underwriters shall not purchase its applicable percentage of the Offered Shares at the Closing Time then the other Underwriters who are willing and able to purchase its own applicable percentage of the total number of Offered Shares shall have the right, but shall not be obligated, to purchase all of the percentage of Offered Shares which would otherwise have been purchased by such one or more of the Underwriters; the Underwriters exercising such right shall purchase such Offered Shares *pro rata* to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event such right is not exercised, the Underwriters which are not in default shall be entitled by written notice to the Corporation to terminate this agreement without liability.

The applicable percentage of the total number of Offered Shares which each of the Underwriters shall be separately obligated to purchase is as follows:

Canaccord Capital Corporation	37%
Sprott Securities Inc.	37%
GMP Securities Ltd.	19%
FirstEnergy Capital Corp.	7%
	100%

Nothing in this Agreement shall obligate the Corporation to sell less than all of the Offered Shares or shall relieve any Underwriter in default from liability to the Corporation or any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder.

19. Authority to Bind Underwriters

The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by Canaccord Capital Corporation and Sprott Securities Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under paragraph 8 or 9, any matter referred to in paragraph 11 or any agreement under paragraph 18.

20. Underwriters Covenants

Each of the Underwriters covenants and agrees with the Corporation that it will:

(a) offer the Offered Shares for sale to the public in the Qualifying Provinces and in the U.S. and other jurisdictions in accordance with paragraph 21;

(b) conduct activities in connection with the proposed offer and sale of the Offered Shares in the Qualifying Provinces in compliance with all the Applicable Securities Laws and make any offers or sales of Offered Common Shares in the U.S. and other jurisdictions in accordance with paragraph 21 and in compliance with applicable securities laws in such jurisdictions, and will cause similar covenants, as applicable, to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution, offering or sale of the Offered Shares;

(c) use all reasonable efforts to complete the distribution of Offered Shares as soon as possible;

(d) except as permitted in paragraph 21, not solicit subscriptions for the Offered Shares, trade in Offered Shares or otherwise do any act in furtherance of a trade of Offered Shares in any jurisdictions outside of the Qualifying Provinces;

(e) as soon as reasonably practicable after the Closing Date provide the Corporation with a break down of the number of Offered Shares sold in each of the Qualifying Provinces and such other permitted jurisdictions and, upon completion of the distribution of the Offered Shares, provide to the Corporation and to the Securities Commissions notice to that effect, if required by Applicable Securities Laws.

For the purposes of this paragraph 20, the Underwriters shall be entitled to assume that the Offered Shares may be lawfully offered for sale and sold in the Qualifying Provinces if the final decision document has been issued under the MRRS Procedures evidencing that a receipt for the Prospectus has been issued by the Securities Commissions, provided the Underwriters do not have actual knowledge, and have not been notified in writing by the Corporation, of any circumstances that would legally prohibit such distribution. No Underwriter will be liable to the Corporation under this paragraph 20 with respect to a default by any of the other Underwriters but will be liable to the Corporation only for its own default.

21. Offerings Outside the Qualifying Provinces

The Underwriters may make any offers and sales of the Offered Common Shares in such jurisdictions outside of the Qualifying Provinces and the United States as the Corporation may agree to, such consent not to be unreasonably withheld, in compliance with applicable securities laws of such jurisdiction, provided that such offers and sales do not require the filing of any prospectus, registration statement or similar document by the Corporation, the preparation of any offering memorandum, "wrap" or similar document or result in any reporting obligations of the Corporation in such jurisdiction.

With respect to offers and sales of the Offered Common Shares in the United States, the Underwriters make the representations, warranties and covenants applicable to them in Annex A hereto and agree, on behalf of themselves and their United States affiliates, for the benefit of the Corporation, to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Annex A hereto, which forms part of this agreement. The Underwriters further agree to obtain such an agreement of each member of the selling dealer group. Notwithstanding the foregoing provisions of this paragraph 21, an Underwriter will not be liable to the Corporation under this paragraph 21 or Annex A with respect to a violation by another Underwriter or by another member of the selling dealer group of the provisions of this paragraph 21 or Annex A if the Underwriter first mentioned is not itself also in violation.

22. Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

23. Relationship Between the Corporation and the Underwriters

The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; and (ii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as a fiduciary of their clients.

24. Stabilization

In connection with the distribution of the Offered Shares, the Underwriters may over-allot or effect within the transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

25. Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Corporation and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

26. Time of the Essence

Time shall be of the essence of this agreement.

27. Counterpart Execution

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

28. Further Assurances

Each party to this agreement covenants agrees that from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

29. Entire Agreement

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Corporation.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Canaccord Capital Corporation.

CANACCORD CAPITAL CORPORATION

By: *"Richard A. Grafton"*

SPROTT SECURITIES INC.

By: *"Philip J. Moore"*

GMP SECURITIES LTD.

By: *"Wade R. Felesky"*

FIRSTENERGY CAPITAL CORP.

By: *"John S. Chambers"*

ACCEPTED AND AGREED to as of the 3rd day of December, 2004.

FAIRBORNE ENERGY LTD.

By: *"Richard A. Walls"*

SCHEDULE "A"

FORM OF SUBSCRIPTION AND RENUNCIATION AGREEMENT

TO:F AIRBORNE ENERGY LTD. (the "**Corporation**")
2900, 605 – 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

1. ______________________, as the duly authorized agent (the "**Agent**") for those persons listed on Schedule "A" attached hereto (the "**Subscribers**") and in the respective numbers set out therein, hereby irrevocably subscribes for _____________ common shares of the Corporation issued on a "flow-through basis" ("**Flow-Through Shares**") at a price of $14.50 per Flow-Through Share for an aggregate subscription price of $_____________, upon the terms and conditions set forth in this agreement (the "**Subscription Agreement**") constituted by the acceptance hereof and as described in the final short-form prospectus (the "**Prospectus**") of the Corporation dated December •, 2004.

   The Agent represents and warrants to the Corporation that it has been authorized to enter into this Subscription Agreement on behalf of the Subscribers and to make the representations, warranties and statements contained herein on their behalf. The Subscribers have received a copy of the Prospectus and have tendered payment of their respective subscription price to the Agent in order that it may deliver a certified cheque or bank draft payable to the Corporation in respect thereof.

2. In this Subscription Agreement:

   (a) "**Canadian Exploration Expense(s)**" or "**CEE**" means Canadian exploration expense described in paragraph (a) or (d) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act or that would be included in paragraph (h) of that definition if the reference therein to "paragraphs (a) to (d) and (f) to (g.1)" were read as "paragraphs (a) and (d)", excluding any amounts which are prescribed to constitute "Canadian exploration and development overhead expense" under the Tax Act, the amount of any assistance received by the Corporation described in paragraph 66(12.6)(a) of the Tax Act and any expense described in paragraph 66(12.6)(b.1) of the Tax Act;

   (b) "**Commitment Amount**" means an amount equal to $14.50 multiplied by the number of Flow-Through Shares subscribed for hereunder;

   (c) "**Expenditure Period**" means the period commencing on the date of acceptance of this Subscription Agreement and ending on the earlier of:

      (i) the date on which the Commitment Amount has been fully expended in accordance with the terms hereof; and

      (ii) December 31, 2005;

   (d) "**Principal Business Corporation**" means a principal-business corporation as defined in subsection 66(15) of the Tax Act;

   (e) "**Qualifying Expenditures**" means expenses that are CEE at the date they are incurred; and

(f) "**Tax Act**" means the *Income Tax Act* (Canada), together with any and all regulations promulgated thereunder, as amended from time to time.

3. All capitalized terms used herein and not otherwise defined herein shall have the same meanings herein as are ascribed thereto in the Prospectus.

4. Each Subscriber represents, warrants, covenants, certifies, acknowledges and declares to the Corporation and the Agent (and acknowledges that the Corporation and the Agent are relying thereon) that:

(a) this Subscription Agreement is subject to acceptance by the Corporation and is effective only upon such acceptance;

(b) the Subscriber has received and reviewed a copy of the Prospectus;

(c) except as provided herein or as otherwise set out in the Prospectus, the Subscriber waives any right it may have to any potential incentive grants, credits or similar or like payments or benefits which accrue as a result of the operations relating to CEE and acknowledges that all such grants, credits, payments or benefits accrue to the benefit of the Corporation;

(d) neither the Subscriber nor any beneficial purchaser for whom it is acting is a non-resident of Canada for the purposes of the Tax Act;

(e) the Subscriber, if an individual, is of the full age of majority and is otherwise legally competent to enter into this Subscription Agreement;

(f) the Subscriber, and any beneficial purchaser for whom it is acting deals, and until January 1, 2006 will continue to deal, at arm's length with the Corporation for the purposes of the Tax Act; and

(g) the liability of the Corporation to renounce CEE is limited to the extent specifically stated in the Prospectus and in this Subscription Agreement.

5. The Corporation hereby represents and warrants to and for the benefit of the Subscribers and the Agent (and acknowledges that the Subscribers and the Agent are relying thereon) that:

(a) the Corporation has been duly incorporated and organized, and is a valid and subsisting corporation, under the laws of the Province of Alberta, and is qualified to carry on business in the Province of Alberta and in each other jurisdiction, if any, wherein the carrying out of the activities contemplated hereby makes such qualification necessary;

(b) the Corporation has the full corporate right, power and authority to execute and deliver this Subscription Agreement, to issue the Flow-Through Shares to the Subscribers and to incur and renounce to the Subscribers, Qualifying Expenditures in an amount equal to the Commitment Amount;

(c) the Corporation is, and at all material times will be, a Principal Business Corporation;

(d) the Flow-Through Shares will be "flow-through shares" and, except as the result of an arrangement to which the Corporation has no knowledge and is not a party, will not constitute "prescribed shares" for the purpose of the definition of "flow-through share" in

subsection 66(15) of the Tax Act and Regulation 6202.1 of the Regulations to the Tax Act;

(e) this Subscription Agreement constitutes a valid and binding obligation of the Corporation enforceable against it in accordance with its terms; and

(f) the execution and delivery of, and the performance of the terms of this Subscription Agreement by the Corporation, including the issuance of the Flow-Through Shares, the incurring of Qualifying Expenditures and the renunciation of Qualifying Expenditures to the Subscribers pursuant hereto does not and will not constitute a breach of or constitute a default under the constating documents of the Corporation or any law, regulation, order or ruling applicable to the Corporation or any agreement, contract or indenture to which the Corporation is a party or by which it is bound.

6. The Corporation covenants and agrees with each of the Subscribers:

(a) to keep proper books, records and accounts of all Qualifying Expenditures and all transactions affecting the aggregate Commitment Amount and the Qualifying Expenditures, and upon reasonable notice and on a reasonable basis, to make such books, records and accounts available to an authorized representative of the Subscribers for inspection by such representative on behalf of the Subscribers;

(b) to file with the appropriate tax authorities, the form prescribed by subsection 66(12.68) of the Tax Act together with a copy of this Subscription Agreement and the Prospectus within the time period prescribed by law;

(c) to file with the appropriate tax authorities, the form prescribed by subsection 66(12.7) of the Tax Act on or before the last day of the first month following each month in which any renunciation is made pursuant to the terms of this Subscription Agreement;

(d) to incur, during the Expenditure Period, Qualifying Expenditures in such amount as enables the Corporation to renounce to each of the Subscribers in accordance with the Tax Act and this Subscription Agreement, Qualifying Expenditures in an amount equal to the Commitment Amount of each such Subscriber;

(e) to renounce to each of the Subscribers, effective on or before December 31, 2004, Qualifying Expenditures incurred during the Expenditure Period as required under the Tax Act in an amount equal to the Commitment Amount of each such Subscriber;

(f) to deliver to each Subscriber at the Subscriber's address set forth in Schedule "A" attached hereto, not later than March 31, 2005, a statement setting forth the aggregate amounts of CEE renounced to such Subscriber pursuant hereto;

(g) that the Corporation will not reduce the amount renounced to each Subscriber pursuant to this Subscription Agreement and, in the event that an appropriate tax authority reduces the amount renounced to a Subscriber pursuant to subsection 66(12.73) of the Tax Act, the Corporation shall indemnify such Subscriber as to, and pay to such Subscriber an amount equal to, the amount of any tax payable or that may become payable under the Tax Act (and any other corresponding provincial legislation) by such Subscriber as a consequence of such reduction;

(h) that if the Corporation does not renounce, effective on or before December 31, 2004, to a Subscriber Qualifying Expenditures incurred during the Expenditure Period equal to the Commitment Amount of such Subscriber, the Corporation shall indemnify such Subscriber as to, and pay to such Subscriber, an amount equal to the amount of any tax payable or that may become payable under the Tax Act (and under any corresponding provincial legislation) by such Subscriber as a result of such failure;

(i) that the Corporation will maintain its status as a Principal Business Corporation throughout the Expenditure Period;

(j) to file all forms required under the Tax Act to effectively renounce Qualifying Expenditures in accordance with the provisions of this Subscription Agreement and the Prospectus and, if requested, to promptly provide the Subscribers with a copy of all such forms;

(k) that all Qualifying Expenditures renounced to the Subscribers pursuant to this Subscription Agreement will be Qualifying Expenditures incurred by the Corporation that, but for the renunciation to the Subscribers, the Corporation would be entitled to deduct in computing its income for the purposes of Part I of the Tax Act;

(l) that the Corporation will not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualifying Expenditures to the Subscribers in an amount equal to the Commitment Amount;

(m) that the Corporation will refrain from entering into any agreements or transactions, or taking deductions which would otherwise reduce its cumulative CEE to an extent, that would preclude the renunciation of Qualifying Expenditures hereunder in an amount equal to the Commitment Amount as contemplated herein; and

(n) that the Corporation will not knowingly renounce any of the Qualifying Expenditures to a trust, corporation or partnership with whom the Corporation has a prohibited relationship as defined in subsection 66(12.671) of the Act.

7. Nothing herein shall constitute or be construed to constitute a partnership of any kind whatsoever between the Subscribers or any of them and the Corporation.

8. The contract arising out of this Subscription Agreement and all documents relating thereto, which by common accord has been and will be drafted in English, shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

9. Time shall be of the essence hereof.

10. The covenants, representations and warranties contained in this Subscription Agreement shall be true and correct as of closing and shall survive the closing of the offering of securities under the Prospectus.

11. The subscriptions of the Subscribers are further subject to any rights available to the Subscribers under applicable laws.

12. This Subscription Agreement shall be binding on and enure to the benefit of the Subscribers and the Corporation and their respective heirs, executors, administrators, successors and assigns.

DATED at the City of Calgary, in the Province of Alberta, this _____ day of December, 2004.

____________________, as duly authorized agent for those Subscribers whose names are set out on Schedule "A" attached hereto.

Per:_____________________________________

THIS SUBSCRIPTION AND RENUNCIATION AGREEMENT IS ACCEPTED AND AGREED TO BY THE CORPORATION at the City of Calgary, in the Province of Alberta, this _____ day of December, 2004.

FAIRBORNE ENERGY LTD.

Per:_____________________________

SCHEDULE "A"
FAIRBORNE ENERGY LTD.

Name of Subscriber	Address of Subscriber	Social Insurance No. or Corporate Tax Account No.	Number of Flow-Through Shares Subscribed for	Total Subscription Amount @ $14.50 per Share (Commitment Amount)

SCHEDULE "B"

1. each of the Corporation, Pivotal and Case has been duly incorporated or amalgamated, as the case may be, and is validly subsisting under the laws of the jurisdiction of its incorporation or formation, as the case may be, and has all requisite corporate capacity, power and authority to carry on its business as now conducted by it and to own its properties and assets and the Partnership is a general partnership duly formed and existing under the laws of the Province of Alberta and has all requisite partnership power and authority to carry on its business as now conducted by it and to own its property and assets;

2. the Corporation has full corporate power and authority to enter into this Agreement and the Flow-Through Subscription Agreements and to perform its obligations set out herein and therein and this Agreement and the Flow-Through Subscription Agreements have been duly authorized, executed and delivered by the Corporation and each of this Agreement and the Flow-Through Subscription Agreements constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to laws relating to creditors' rights generally and except as rights to indemnity may be limited by applicable law;

3. the execution and delivery of this Agreement and the Flow-Through Subscription Agreements and the fulfillment of the terms hereof and thereof by the Corporation, and the performance of and compliance with the terms of this Agreement and the Flow-Through Subscription Agreements by the Corporation does not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under:

   (a) any applicable laws of the Province of Alberta or the federal laws of Canada applicable therein;

   (b) any term or provision of the articles, by-laws or other constating documents, as applicable, of the Corporation or any Subsidiary, or, of which counsel is aware, any resolutions of the shareholders or partners, as applicable, or directors (or any committee thereof) of the Corporation or any Subsidiary;

   (c) of which counsel is aware, any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound on the Closing Date; or

   (d) of which counsel is aware, any judgment, decree or order, of any court, governmental agency or body or regulatory authority having jurisdiction over the Corporation or any Subsidiary or their respective properties or assets,

   which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) or assets of the Corporation and its Subsidiaries (taken as a whole);

4. the Offered Shares have been validly issued as fully paid and non-assessable Common Shares of the Corporation;

5. the Corporation is a "reporting issuer" not in default of any requirement of the *Securities Act* (Alberta), the *Securities Act* (British Columbia) and the *Securities Act* (Ontario) and is not

included in a list of defaulting reporting issuers maintained pursuant to the applicable securities legislation of such Provinces;

6. the attributes of the Offered Shares conform in all material respects with the description thereof contained in the Prospectuses;

7. all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Shares for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

8. the Corporation has the necessary corporate power and authority to execute and deliver the Prospectuses and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

10. subject to the qualifications set out therein, the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons referred to therein who hold Offered Shares;

11. notice of the issuance of the Offered Shares has been accepted by the Exchange and the Offered Shares have been conditionally approved for listing upon the Exchange, subject to any applicable filing requirements;

12. Computershare Trust Company of Canada has been duly appointed by the Corporation as the transfer agent and registrar for the Common Shares (including the Offered Shares);

13. the form and terms of the definitive certificates representing the Common Shares have been duly approved and adopted by the board of directors of the Corporation and comply with all legal requirements relating thereto, including the requirements of the Exchange; and

14. the Flow-Through Common Shares are flow-through shares as defined in subsection 66(15) of the Tax Act and will not constitute "prescribed shares" for purposes of Regulation 6202.1 of the Regulations of the Tax Act,

and additionally relating to the authorized and issued capital of the Corporation.

ANNEX A
TO
UNDERWRITING AGREEMENT

U.S. Selling Restrictions

1. For the purposes of this Agreement, the following terms will have the meanings indicated:

1.1 "**Directed Selling Efforts**" means "directed selling efforts" as defined in Regulation S and, without limiting the foregoing, but for greater clarity, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

1.2 "**Foreign Issuer**" means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Annex, it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States.

1.3 "**General Solicitation**" and "**General Advertising**" will mean "general solicitation" and "general advertising", respectively, as used in Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

1.4 "**Institutional Accredited Investor**" means these institutional "accredited investors" specified in Rule 501(a)(1), (2), (3) and (7) of Regulation D;

1.5 "**Offering Documents**" means (i) the Preliminary Prospectus supplemented with wrap pages dated the date of the Preliminary Prospectus describing restrictions imposed under the U.S. Securities Act; and (ii) the Prospectus supplemented with wrap pages dated the date of the Prospectus describing restrictions imposed under the U.S. Securities Act;

1.6 "**Qualified Institutional Buyer**" means a "qualified institutional buyer" as defined in Rule 144A;

1.7 "**Regulation D**" means Regulation D promulgated under the U.S. Securities Act;

1.8 "**Regulation S**" means Regulation S promulgated under the U.S. Securities Act;

1.9 "**Rule 144A**" means Rule 144A promulgated under the U.S. Securities Act;

1.10 "**SEC**" means the United States Securities and Exchange Commission;

1.11 "**Securities**" means common shares of Fairborne Energy Ltd.;

1.12 "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Securities pursuant to this Agreement;

1.13 "**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as defined in Regulation S;

1.14 "**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

1.15 "**U.S. Placement Agent**" means the U.S. broker-dealer affiliate of the Underwriter that make U.S. offers and sales;

1.16 "**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

1.17 "**U.S. person**" means a "U.S. person" as that term is defined in Regulation S; and

1.18 "**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

2. The Underwriters may offer and sell the Securities within the United States on the terms and subject to the conditions of this Annex A. In connection therewith, the Corporation represents, warrants and covenants that:

2.1 the Corporation is a Foreign Issuer and reasonably believes there is no Substantial U.S. Market Interest with respect to the Securities;

2.2 none of the Corporation, its affiliates or any person acting on their behalf, (other than the Underwriters, U.S. Placement Agent, or any members of the Selling Dealer Group as to whom the Corporation makes no representation), has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Securities;

2.3 the Corporation is not, and following the application of the proceeds of the sale of the Securities in the manner described in the Offering Documents will not be, an open-end investment company, unit investment trust or face amount certificate company that is or is required to be registered or a closed-end investment company that is required to be, but is not, registered under Section 8 of the United States Investment Company Act of 1940, as amended;

2.4 none of the Corporation, its affiliates or any person acting on their behalf, (other than the Underwriters, U.S. Placement Agent, or any members of the Selling Dealer Group, as to whom the Corporation makes no representation), has engaged in any form of General Solicitation or General Advertising or in any conduct involving an offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with any offer or sale of the Securities or any security convertible or exchangeable into the Securities in the United States within the six month period prior to the date of this Agreement;

2.5 so long as any of the Securities resold pursuant to Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and cannot be sold pursuant to Rule 144(k) under the U.S. Securities Act, the Corporation will, if it no longer is subject to the reporting requirements of Section 13 or Subsection 15(d) of the U.S. Exchange Act or the information furnishing requirements of Rule 12g3-2(b) thereunder or if it is subject to such reporting requirements and fails to comply therewith, provide to any holder of those restricted securities, or to any prospective purchaser of those restricted securities designated by a holder, upon the request of that holder or prospective purchaser, at or prior to the time of sale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as that requirement is necessary in order to permit holders of the restricted securities to effect resales under Rule 144A) to a Qualified Institutional Buyer which is a holder of the restricted securities;

2.6 none of the Corporation, its subsidiaries or their respective affiliates (other than the Underwriters, U.S. Placement Agent, or any members of the Selling Dealer Group, as to whom the Corporation makes no representation), will take any action that would cause the registration exemptions in Regulation S or Rule 144A to be unavailable for the offer and sale of the Securities pursuant to this Agreement;

2.7 the Securities are not, and as of the Time of Closing the Securities will not be, and no securities of the same class as the Securities are or will be, listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or convertible or exchangeable at an effective conversion premium (calculated as specified in Section (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted;

2.8 the Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws;

2.9 the Corporation, its subsidiaries, their respective affiliates or any person acting on its or their behalf (other than the Underwriters, U.S. Placement Agent, or any members of the Selling Dealer Group, as to whom the Corporation makes no representation) have complied and will comply with the requirements for an "offshore transaction", as such term is defined in Regulation S; and

2.10 the Corporation will notify Computershare Trust Company of Canada as soon as practicable upon it becoming a "domestic issuer", as defined in Regulation S.

3. Each Underwriter acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act and may be offered and sold in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, each Underwriter separately and not jointly represents, warrants and covenants, and will cause its U.S. Placement Agent to comply with such representations, warranties and covenants, that:

3.1 it has not offered or sold, and will not offer or sell, any Securities constituting part of its allotment within the United States except as provided in this Annex A or outside of the United States in accordance with Rule 903 of Regulation S. Accordingly, neither it nor any of its affiliates nor any person acting on its or their behalf has engaged or will engage

in: (i) any offer to sell or any solicitation of an offer to buy, any Securities to any person in the United States, (ii) any sale of Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, or any Directed Selling Efforts with respect to the Securities, except as permitted in this Annex A;

3.2 neither it nor any of its affiliates nor any person acting on its or their behalf has or will engage in any form of General Solicitation or General Advertising or in any conduct involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with its offers or sales of the Securities in the United States;

3.3 all offers and sales of the Securities in the United States will be effected through its U.S. Placement Agent duly registered under the U.S. Exchange Act and all applicable state securities laws, in accordance with all applicable United States state and federal securities (including broker-dealer) laws;

3.4 the U.S. Placement Agent that is purchasing the Securities in the United States is a Qualified Institutional Buyer and is a member of, and in good standing with, the National Association of Securities Dealers on the date hereof;

3.5 it has not used and will not use any written material other than the Offering Documents relating to the offering of Securities in the United States, and it agrees to deliver, through the U.S. Placement Agent, a copy of the Offering Documents to each person in the United States purchasing the Securities in an initial resale transaction in the United States;

3.6 any offer, sale or solicitation of an offer to buy Securities that has been made or will be made in the United States was or will be made only to a person it reasonably believes to be a Qualified Institutional Buyer or an Institutional Accredited Investor who is acquiring the Securities (i) for its own account or (ii) for the account of a Qualified Institutional Buyer or an Institutional Accredited Investor, as the case may be, with respect to which it exercises sole investment discretion in a transaction that is exempt from registration under the U.S. Securities Act;

3.7 all purchasers of the Securities who are buying such securities pursuant to Rule 144A shall be informed that the Securities are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A;

3.8 immediately prior to soliciting such offerees, the Underwriter has reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer or an Institutional Accredited Investor, as the case may be;

3.9 prior to completion of any sale of Securities in the United States, each U.S. Purchaser thereof (a "**U.S. Purchaser**") that is a Qualified Institutional Buyer will be deemed to have provided the representations, warranties and covenants in the Offering Documents; and

3.10 prior to any sale of Securities in the United States, it caused each U.S. Purchaser that is an Institutional Accredited Investor to sign a U.S. purchaser's letter containing representations, warranties and agreements to the Corporation substantially similar to the form set out in Schedule B.

4. Each Underwriter agrees that:

4.1 prior to the Closing Date, it will request the U.S. Placement Agent to provide Computershare Trust Company of Canada with a list of all purchasers of the Securities in the United States;

4.2 at closing, it, together with its U.S. Placement Agent selling Securities in the United States, will provide a certificate, substantially in the form of Schedule A to this Agreement relating to the manner of the offer and sale of the Securities in the United States;

4.3 if the Underwriters authorize any member of the Selling Dealer Group (if any) to offer and sell Securities in the United States through the U.S. Placement Agent, the Underwriters will cause each such firm to acknowledge in writing, for the benefit of the Corporation, its agreement to be bound by the provisions of this Annex A in connection with all offers and sales of the Securities in the United States. The Underwriters have not and will not make any other contractual arrangement for the distribution of the Securities in the United States without the prior written consent of the Corporation;

4.4 it understands that all Securities sold in the United States as part of this offering will bear a legend to the following effect:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF FAIRBORNE ENERGY LTD. THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO FAIRBORNE ENERGY LTD., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION SATISFACTORY TO FAIRBORNE ENERGY LTD.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND FAIRBORNE ENERGY LTD., TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

If the Securities are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Computershare Trust Company of Canada to the following effect (or as the Corporation may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the Securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act, as amended) of Fairborne Energy Ltd., (2) the offer of such Securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange or the TSX Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such Securities. Terms used herein have the meanings given to them by Regulation S.";

If the Securities are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel of recognized standing and reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws.

5. It is understood and agreed by the Underwriters that the Securities may be offered and resold by the Underwriters and members of the Selling Dealer Group in the United States pursuant to the provisions of Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A and in compliance with any applicable state securities laws of the United States, provided that prior to any such sale each purchaser shall have been provided with the Offering Documents and by purchasing Securities, each purchaser shall be deemed to have represented and warranted for the benefit of the Corporation and the Underwriters that:

5.1 it is a Qualified Institutional Buyer and acknowledges that the sale of Securities to it is being made in reliance on Rule 144A, and it is acquiring such Securities for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion;

5.2 it understands and acknowledges that the Securities will not be and have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and are therefore "restricted securities" within the meaning of Rule 144, and that if in the future it shall decide to resell, pledge or otherwise transfer such Securities, the same may be resold, pledged or otherwise transferred only (A) to the Corporation, (B) in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, (C) outside the United States, in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (D) in a transaction exempt from registration under the U.S. Securities Act pursuant to

Rule 144 and in compliance with any applicable state securities laws of the United States, or (E) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state securities laws, and it has furnished to the Corporation an opinion of counsel of recognized standing reasonably satisfactory to the Corporation to that effect;

5.3 it understands that all Securities sold in the United States as part of this offering will bear a legend as set out in paragraph 4.4 of this Annex A;

5.4 it understands and acknowledges that the Corporation is not obligated to file and has no present intention of filing with the SEC or with any state securities administrator any registration statement in respect of re-sales of the Securities in the United States;

5.5 it acknowledges that it has received a copy of the Offering Documents and has been afforded the opportunity to ask such questions as it deemed necessary of, and to receive answers from, representatives of the Corporation concerning the terms and conditions of the offering of the Securities and to obtain such additional information which the Corporation possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the Offering Documents and that it considered necessary in connection with its decision to invest in the Securities;

5.6 it understands and acknowledges that the Corporation (i) is not obligated to remain a Foreign Issuer within the meaning of Regulation S, (ii) may not, at the time the Securities are resold by it or at any other time, be a Foreign Issuer, and (iii) may engage in one or more transactions which could cause the Corporation not to be a Foreign Issuer; and;

5.7 it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Corporation and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Securities.

SCHEDULE A

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of the Securities of Fairborne Energy Ltd. (the "**Corporation**") pursuant to the underwriting agreement dated December 3, 2004 among the Corporation and the Underwriters named therein (the "**Underwriting Agreement**"), each of the undersigned does hereby certify in favour of the Corporation as follows:

I. **[Name of U.S. broker-dealer Affiliate]** (the "**U.S. Placement Agent**") is a duly registered broker or dealer with the United States Securities and Exchange Commission (the "**SEC**") and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof and all offers and sales of Securities in the United States will be effected by the U.S. Placement Agent in accordance with all U.S. broker-dealer requirements;

II. each offeree was provided with a copy of the Offering Documents (as defined in the Underwriting Agreement) and no other written material has been or will be used;

III. immediately prior to our transmitting such Offering Documents to such offerees, we had reasonable grounds to believe and did believe that each offeree was, and continue to believe that each such offeree who is a U.S. person purchasing Securities from us is, either a "qualified institutional buyer", as defined in Rule 144A under the Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or an institutional "accredited investor" as defined in Rule 501 of Regulation D under the U.S. Securities Act (an "**Institutional Accredited Investor**");

IV. no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States;

V. prior to any sale of Securities to an Institutional Accredited Investor in the United States, we caused such U.S. Purchaser to sign a U.S. Purchaser's letter containing representations, warranties and agreements to the Corporation substantially similar to those set forth in Schedule B to Annex A of the Underwriting Agreement;

VI. neither we nor any member of the Selling Dealer Group (as defined in the Underwriting Agreement), nor any of our or their affiliates, have taken or will take any action which would constitute a violation of Regulation M of the SEC under the United States Securities Exchange Act of 1934, as amended; and

VII. the offering of the Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Unless otherwise defined, terms used in this certificate have the meanings given to them in the Underwriting Agreement.

Dated ?, 2004.

[UNDERWRITER]

By: ______________________________
Name:
Title:

[U.S. BROKER-DEALER AFFILIATE]

By: ______________________________
Name:
Title:

SCHEDULE B

FORM OF U.S. PURCHASER'S LETTER

Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, Alberta T2P 3H5

Dear Sirs:

In connection with our proposed purchase of common shares (the "**Securities**") of Fairborne Energy Ltd. (the "**Corporation**"), we confirm and agree as follows:

(a) we are authorized to consummate the purchase of the Securities;

(b) we understand that the Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), and that the sale contemplated hereby is being made to Institutional Accredited Investors (as defined in paragraph (c) below) in reliance on a private placement exemption;

(c) we are an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) under the U.S. Securities Act ("**Institutional Accredited Investor**") and are acquiring the Securities for our own account or for one or more investor accounts for which we are acting as fiduciary or agent and each such investor account is an Institutional Accredited Investor;

(d) we agree that if we decide to offer, sell or otherwise transfer or pledge all or any part of the Securities, we will not offer, sell or otherwise transfer or pledge any of such Securities (other than pursuant to an effective registration statement under the U.S. Securities Act), directly or indirectly unless:

(i) the sale is to the Corporation; or

(ii) the sale is made outside the United States in accordance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; or

(iii) the sale is made pursuant to the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder; or

(iv) the sale is made in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A; or

(v) the Securities are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of Securities, and we have furnished to the Corporation an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to that effect; or

(vi) the sale is to an Institutional Accredited Investor and a purchaser's letter containing representations, warranties and agreements substantially similar to those contained in this purchaser's letter (except that such subsequent purchaser's letter need not contain the representation set forth in paragraph (f) below) is executed by the subsequent purchaser and delivered to the Corporation prior to the sale;

(e) we understand and acknowledge that the Securities are "restricted securities" as defined in Rule 144 under the U.S. Securities Act, and upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or state securities laws, the certificates representing the Securities, and all certificates issued in exchange therefor or in substitution thereof, shall bear on the face of such certificates the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF FAIRBORNE ENERGY LTD. THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO FAIRBORNE ENERGY LTD., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION SATISFACTORY TO FAIRBORNE ENERGY LTD.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND FAIRBORNE ENERGY LTD., TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.";

If the Securities are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Computershare Trust Company of Canada to the following effect (or as the Corporation may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the Securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act, as amended) of Fairborne Energy Ltd., (2) the offer of such Securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange or the TSX Venture Exchange and neither the seller nor any

person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such Securities. Terms used herein have the meanings given to them by Regulation S.";

If the Securities are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel of recognized standing and reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws;

(f) we have received a copy of the Preliminary U.S. Private Placement Memorandum and the Final U.S. Private Placement Memorandum (the "**Offering Documents**") and we have been afforded the opportunity (i) to ask such questions as we have deemed necessary of, and to receive answers from, representatives of the Corporation concerning the terms and conditions of the offering of the Securities and (ii) to obtain such additional information which the Corporation possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the Offering Documents and that we have considered necessary in connection with our decision to invest in the Securities;

(g) we acknowledge that we are not purchasing the Securities as a result of any general solicitation or general advertising, as those terms are used in Regulation D under the U.S. Securities Act including, without limitation, advertisements, articles, notices and other communications published in any newspaper, magazine or similar media or broadcast over television or radio or any seminar or meeting whose attendees have been invited by general solicitation or general advertising; and

(h) we understand and acknowledge that the Corporation (i) is under no obligation to be or to remain a "foreign issuer," (ii) may not, at the time we sell the Securities or at any other time, be a "foreign issuer," and (iii) may engage in one or more transactions which could cause the Corporation not to be a "foreign issuer." If the Corporation is not a "foreign issuer" at the time of any sale pursuant to Rule 904 of Regulation S, the certificate delivered to the buyer may continue to bear the legend contained in paragraph (e) above.

We acknowledge that the representations and warranties and agreements contained herein are made by us with the intent that they may be relied upon by you and by the U.S. Placement Agent, in determining our eligibility or (if applicable) the eligibility of others on whose behalf we are contracting hereunder to purchase the Securities. We further agree that by accepting the Securities we shall be representing and warranting that the foregoing representations and warranties are true as at the closing time with the same force and effect as if they had been made by us at the closing time and that they shall survive the purchase by us of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by us of the Securities.

You and the U.S. Placement Agent are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Dated:__________________________

[Name of Purchaser]

By: __________________________
Name:
Title:

ASC

Alberta Securities Commission

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

FAIRBORNE ENERGY LTD.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia and Ontario have been issued for a preliminary Short Form Prospectus of the above issuer dated December 7, 2004.

DATED at Calgary, Alberta this December 7, 2004

"Agnes Lau"

Agnes Lau
Deputy Director, Capital Markets

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00719971

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

2. **Date of Material Change:**

December 3, 2004

3. **News Release:**

Press releases were issued on December 3, 2004 by CCNMatthews.

4. **Summary of Material Change:**

Fairborne Energy Ltd. ("Fairborne") announced that it has entered into a financing agreement, on a bought deal basis, with a syndicate of underwriters, co-led by Canaccord Capital Inc. and Sprott Securities Inc., and including GMP Securities Ltd. and FirstEnergy Capital Corp. Fairborne has agreed to issue 2,725,000 common shares at an issue price of $11.50 per share and 322,000 flow-through common shares at an issue price of $14.50 per share for total gross proceeds of $36,006,500. Proceeds of the offering will be used to expand Fairborne's capital budget to $150 million in 2005 with the proceeds of the flow-through financing used to incur Canadian Exploration Expenditures that will be renounced to subscribers effective on or before December 31, 2004. The offering is subject to normal regulatory approvals, including approval of the Toronto Stock Exchange. The common shares and the flow-through common shares will be offered in each of the provinces of Ontario, Alberta and British Columbia by way of a short form prospectus. Closing is expected to occur on or about December 23, 2004.

5. **Full Description of Material Change:**

See item 4 above.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

N/A

7. **Omitted Information:**

N/A

8. Executive Officer:

For further information, please contact

Robert A Maitland
Vice President, Finance and Chief Financial Officer
Telephone: (403) 290-7755
Fax: (403) 290-7751

9. Date of Report:

December 9, 2004.

FAIRBORNE ENERGY LTD.

Per: *"C. Steven Cohen"*
C. Steven Cohen
Secretary

FAIRBORNE ENERGY LTD.

FORM 51-102 F4
BUSINESS ACQUISITION REPORT

Item 1 Identity of Reporting Issuer

1.1 Name and Address of Reporting Issuer

Fairborne Energy Ltd. ("Fairborne" or the "Corporation")
2900, 605 – 5th Avenue S.W.
Calgary Alberta T2P 3H5

1.2 Executive Officer

For further information, contact Robert A. Maitland, Vice President, Finance and Chief Financial Officer of Fairborne (telephone: (403) 290-7755).

Item 2 Details of Acquisition

2.1 Nature of Assets Acquired

Effective July 27, 2004, the Corporation acquired all of the issued and outstanding common shares of Case Resources Inc. ("Case") pursuant to a plan of arrangement under the *Business Corporations Act* (Alberta) (the "Arrangement").

Prior to its acquisition by Fairborne, Case was a publicly traded company listed on the Toronto Stock Exchange. Information in respect of the oil and gas properties of Case as at December 31, 2003 is set forth in Case's Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2003 dated May 11, 2004 which is incorporated herein by reference. See also the Case financial statements attached hereto and described in Item 3 – Financial Statements.

2.2 Date of Acquisition

The acquisition of Case was effective July 27, 2004.

2.3 Consideration

Pursuant to the Arrangement, all of the outstanding common shares of Case were transferred to the Corporation and Case became a wholly-owned subsidiary of the Corporation. The previous shareholders of Case received, for each outstanding common share of Case held, 0.0909 of a common share of the Corporation. An aggregate of 5,422,959 common shares of Fairborne were issued (subject to rounding for fractional shares). As a result of the acquisition, the Corporation also assumed approximately $12,000,000 in debt and working capital deficit including transaction costs.

2.4 Effect on Financial Position

Case's principal property is located at Haynes, Alberta immediately south of Fairborne's Clive producing property resulting in anticipated operational enhancement and cost saving benefits as a result of the consolidation of the properties. Further, the majority of Case's undeveloped lands

are located within Fairborne's West Pembina/Brazeau operating area and the relative proximity of these assets is anticipated to permit immediate integration into Fairborne's operating structure and expand Fairborne's inventory of opportunities.

Following completion of the Arrangement, Fairborne increased the authorized amount under its revolving credit facility to $105,000,000. See also the information under Item 2.3 – Consideration.

Further information on the acquisition of Case is set forth under "Recent Developments – Acquisition of Case Resources Inc." in the short form prospectus of the Corporation dated July 27, 2004, which is incorporated by reference herein. See also the pro forma financial statements attached hereto and described in Item 3 – Financial Statements.

2.5 Prior Valuations

None.

2.6 Parties to Transaction

Not applicable.

2.7 Date of Report

October 7, 2004

Item 3 Financial Statements

The audited comparative consolidated financial statements of Case as at and for the years ended December 31, 2003 and December 31, 2002, together with the notes thereto and the report of Case's auditors thereon are attached as Schedule A to this Report.

The unaudited interim comparative consolidated financial statements of Case for the six months ended June 30, 2004 are attached as Schedule B to this Report.

The unaudited pro forma consolidated balance sheet of Fairborne as at June 30, 2004, the pro forma combined statement of operations of Fairborne for the six months ended June 30, 2004 and the unaudited pro forma combined statement of operations of Fairborne for the year ended December 31, 2003, together with the notes thereto and the compilation report thereon are attached as Schedule C to this Report.

SCHEDULE A

AUDITED COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS OF CASE RESOURCES INC.

CASE RESOURCES INC. – 2002 and 2003

Consolidated Financial Statements

MANAGEMENT'S REPORT

To the shareholders of Case Resources Inc.:

The consolidated financial statements of Case Resources Inc. were prepared by management within the acceptable limits of materiality and are in accordance with accounting principles generally accepted in Canada. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgements made by management.

Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records properly maintained to facilitate the preparation of financial statements for reporting purposes.

Deloitte & Touche LLP, an independent firm of Chartered Accountants appointed by shareholders, have conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Audit Committee, consisting of a majority of non-management directors, has met with representatives of Deloitte & Touche LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements on the recommendation of the Audit Committee.



A. Jeffery Tonken
President
and Chief Executive Officer



Bruno P. Geremia
Vice President
and Chief Financial Officer

AUDITORS' REPORT

To the shareholders of Case Resources Inc.:

We have audited the consolidated balance sheets of Case Resources Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Calgary, Alberta

February 27, 2004

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

For the years ended December 31 *($)*	2003	2002
REVENUE		
Petroleum and natural gas	**23,352,055**	12,272,209
Royalties, net of ARTC	**(5,407,216)**	(2,647,660)
Other	**3,882**	7,665
	17,948,721	9,632,214
EXPENSES		
Operating	**3,394,798**	2,823,502
General and administrative	**2,628,722**	1,892,176
Interest	**142,551**	212,461
Depletion and depreciation	**4,564,929**	2,587,242
	10,731,000	7,515,381
EARNINGS BEFORE TAXES	**7,217,721**	2,116,833
TAXES *(Note 9)*		
Current	**30,422**	54,776
Future income tax expense (recovery)	**447,000**	(535,630)
	477,422	(480,854)
NET EARNINGS	**6,740,299**	2,597,687
DEFICIT, BEGINNING OF YEAR	**(7,417,495)**	(10,015,182)
Common shares repurchased *(Note 6(f))*	**(353,941)**	-
DEFICIT, END OF YEAR	**(1,031,137)**	(7,417,495)
Net earnings per common share		
- basic and diluted *(Note 7)*	**0.11**	0.05
Weighted average number of shares		
- basic	**60,295,684**	54,768,235
- diluted	**61,673,113**	54,785,696

CONSOLIDATED BALANCE SHEETS

As at December 31 *($)*	2003	2002
ASSETS		
CURRENT		
Cash	**69,213**	112,798
Accounts receivable	**2,323,642**	2,718,552
Deposits and prepaid expenses	**41,917**	48,417
	2,434,772	2,879,767
Petroleum and natural gas properties *(Note 4)*	**25,585,006**	21,200,992
	28,019,778	24,080,759
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**3,827,512**	3,691,122
Revolving production loan *(Note 5)*	**4,732,524**	7,458,345
	8,560,036	11,149,467
Future income taxes	**447,000**	-
Site restoration provision	**111,611**	164,233
	9,118,647	11,313,700
SHAREHOLDERS' EQUITY		
Share capital *(Note 6)*	**19,923,029**	20,184,554
Contributed surplus *(Note 8)*	**9,239**	-
Deficit	**(1,031,137)**	(7,417,495)
	18,901,131	12,767,059
	28,019,778	24,080,759

APPROVED BY THE BOARD



Larry A. Shaw
Director



A. Jeffery Tonken
Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 *($)*	2003	2002
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net earnings	**6,740,299**	2,597,687
Adjustments for:		
General and administrative *(Note 8)*	**9,239**	-
Depletion and depreciation	**4,564,929**	2,587,242
Future income tax expense (recovery)	**447,000**	(535,630)
Cash flow from operations	**11,761,467**	4,649,299
Site restoration expenditures	**(434,543)**	(260,193)
Changes in non-cash working capital *(Note 12)*	**1,572,659**	(1,229,032)
	12,899,583	3,160,074
FINANCING		
Increase (decrease) to revolving production loan	**(2,725,821)**	7,458,345
Issuance of share capital, net of related expenses *(Note 6)*	**-**	9,319,153
Repurchase of common shares *(Note 6(f))*	**(615,466)**	-
	(3,341,287)	16,777,498
INVESTING		
Petroleum and natural gas properties and equipment	**(14,373,789)**	(11,283,991)
Purchase of petroleum and natural gas properties and equipment	**(328,079)**	(11,715,567)
Sale of petroleum and natural gas properties and equipment *(Note 4)*	**6,134,846**	1,645,527
Changes in non-cash working capital *(Note 12)*	**(1,034,859)**	1,505,843
	(9,601,881)	(19,848,188)
NET INCREASE (DECREASE) IN CASH	**(43,585)**	89,384
CASH, BEGINNING OF YEAR	**112,798**	23,414
CASH, END OF YEAR	**69,213**	112,798

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. INCORPORATION AND NATURE OF OPERATIONS

Case Resources Inc. ("Case") was incorporated under the Business Corporations Act (Alberta) on March 12, 1993 as 558818 Alberta Inc. It changed its name from Touchstone Petroleum Inc. to Case Resources Inc. on May 17, 2001. On January 1, 2002, Case incorporated a wholly-owned subsidiary for the purpose of managing its heavy oil business. Case (the "Corporation") and its wholly-owned subsidiary, Case Sub Ltd. ("Sub"), are currently engaged in the exploration for and the development and acquisition of, petroleum and natural gas reserves in Western Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), within an acceptable level of materiality, utilizing the framework of the accounting policies below.

Basis of accounting

The Corporation's consolidated financial statements include the accounts of Case and its wholly owned subsidiary, Sub. All inter-company transactions and balances have been eliminated upon consolidation.

Measurement uncertainty

The preparation of timely financial statements necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. These estimates will affect assets, liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as revenues and expenses during the reporting periods. Such estimates are based on informed judgements made by management. Actual results could differ materially from those estimated.

Amounts recorded for depletion, depreciation, site restoration and amounts used for ceiling test calculations are based on estimates of oil and natural gas reserves which include estimates of future commodity prices, future costs and other relevant assumptions. The Corporation's reserves are estimated and evaluated, at a minimum, annually by an independent engineering firm. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty and the impact of changes in such estimates on the consolidated financial statements of future periods could be material.

Cash and cash equivalents

Cash includes cash and cash-like short-term investments which can be liquidated into cash on short notice. Short-term investments are comprised of risk-free, interest bearing securities.

Petroleum and natural gas properties

The Corporation follows the full-cost method of accounting for petroleum and natural gas properties whereby all costs relating to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized in one Canadian cost centre and charged against income, as set out below. Such costs may include lease and land acquisition costs, geological and geophysical expenses, lease rentals and other costs on non-producing properties, costs of drilling and completing both productive and non-productive wells, production equipment and corporate expenses directly related to acquisition, exploration and development activities. These costs along with estimated future capital costs in the current reserve report related to the development of proved reserves, net of salvage values are included in the depletion calculation. Costs of acquiring and evaluating unproved properties may be excluded from the depletion base until it is determined whether proved reserves are attributable to the properties or impairment has occurred.

Depletion of petroleum and natural gas properties and depreciation of production equipment is provided on the unit-of-production basis using estimated gross (before royalties) proved oil and natural gas reserves as determined by independent reservoir engineers. Natural gas reserves and production are converted, at a ratio of six thousand cubic feet of natural gas to one barrel of oil, for depletion and depreciation purposes.

Proceeds from the sale of properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by 20% or more.

The Corporation performs a ceiling test calculation quarterly to net capitalized costs to ensure that such costs do not exceed the estimated undiscounted value of future net revenues from the production of its total proved reserves, plus the cost of its undeveloped lands, net of impairments. Future net revenues are calculated using either period end or the last month average sales prices and include an allowance for estimated future general and administrative expenses, financing costs, site restoration costs, income taxes and future development expenditures.

Estimated future site restoration and abandonment costs are provided for over the life of the total proved reserves on a unit-of-production basis. Costs are estimated each year by management in consultation with the Corporation's engineers based on current costs and technology in accordance with the current legislation and industry practices. The annual charge is included in the depletion expense and actual site restoration and abandonment expenditures are applied against the accumulated provision account.

Joint venture activities

A portion of the Corporation's exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Corporation's proportionate interest in such activities.

Revenue recognition

The Corporation records its petroleum and natural gas revenue at the time of physical transfer to a purchaser.

Per share amounts

Basic per share amounts are calculated using the weighted average number of common shares outstanding during the period. The Corporation utilizes the treasury stock method of calculating diluted earnings per share. Under this method, the diluted weighted average number of common shares is calculated assuming the proceeds from the exercise of stock options are to be used to re-purchase common shares of the Corporation at the average market price during the period.

Future income taxes

The Corporation accounts for its income taxes using the liability method. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using the tax rates anticipated to apply in relevant future periods.

Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The Corporation records the carrying value of the expenditures in petroleum and natural gas properties as incurred and concurrently, records a future income tax liability in relation to the benefits renounced with a corresponding reduction to share capital.

Stock options

The Corporation has established a stock option plan whereby officers, employees, directors and service providers may be granted options to purchase common shares at a fixed price not less than the fair market value of the stock at the time of grant. In order to calculate the compensation expense, the fair value of the stock options is estimated using the Black-Scholes option-pricing model that takes into account, as of the grant date: exercise price, expected life, current price, expected volatility, expected dividends, and risk-free interest rates. The compensation expense recorded in the consolidated financial statements is based upon only the fair value of the stock options granted on or after January 1, 2003. The compensation expense related to the fair value of the stock options granted on or after January 1, 2002 and prior to January 1, 2003 is disclosed only as pro-forma information in the notes to the consolidated financial statements (see Note 8). Stock options granted prior to January 1, 2002 are not accounted for in the compensation expense nor are they required to be disclosed in the pro-forma disclosure.

The fair value calculated related to stock options granted on or after January 1, 2003 is deferred and charged against earnings, as compensation expense, over the vesting period of the stock options with a corresponding increase in contributed surplus. The related compensation expense is included in general and administrative expense.

Consideration paid to the Corporation upon the exercise of the stock options is recorded as an increase to share capital, and an adjustment is made to transfer to share capital the compensation expense previously recognized in contributed surplus for the specific stock options exercised.

The Corporation has not incorporated an estimated forfeiture rate for stock options in determining the stock option fair value in order to calculate its compensation expense, as the Corporation has assumed that all stock options granted will vest. Accordingly, forfeitures are accounted for as they occur and are treated as a change in estimate. The cumulative effect of the change on current and prior periods is recognized in the period of the change in estimate. In the event that vested options expire without being exercised, previously recognized compensation costs associated with such stock options are not reversed.

The pro-forma effect on net earnings and net earnings per share had compensation expense been recognized in the consolidated financial statements using the fair value method of accounting for stock options granted on or after January 1, 2002, and before January 1, 2003 is described in Note 8.

Financial instruments

The Corporation has determined that the fair value of the financial instruments consisting of cash, accounts receivable, accounts payable and accrued liabilities are not materially different from the carrying value of such instruments reported on the balance sheet due to their short-term nature. In respect of the revolving production loan, its carrying value is not materially different than its fair value as the facility bears interest based on the prevailing prime interest rate. A substantial portion of the Corporation's accounts receivable are with commodity marketers and joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risk.

The nature of the Corporation's operations result in exposure to fluctuations in commodity prices, currency exchange rates and interest rates. The Corporation may from time to time manage its exposure to these risks through the use of physical contracts or financial instruments. The Corporation is exposed to potential credit losses in the event of non-performance by counterparties to these arrangements. The Corporation tries to mitigate this risk by only dealing with credit worthy counterparties. Gains and losses on derivative contracts are recognized in income in the same period that the transactions are settled. The fair values of derivative contracts are not recorded in the consolidated balance sheets.

3. CHANGE IN ACCOUNTING POLICIES

New Accounting Policy Adopted in 2003

Stock options

Effective January 1, 2003, the Corporation elected to prospectively adopt the fair value method of accounting for stock options granted on or after January 1, 2003 under its stock-based compensation plan as recommended by the Canadian Institute of Chartered Accountants ("CICA"). Accordingly, compensation expense has been recognized in general and administrative expense in the consolidated statement of earnings with a corresponding increase recorded to contributed surplus in the consolidated balance sheet using the fair value method as described in Note 2 and Note 8.

In prior periods, the Corporation accounted for stock option compensation using intrinsic values as defined by the CICA. The Corporation granted all of its stock options at or above market value, thereby having no intrinsic value at the time of grant. Accordingly, the Corporation was not required to recognize any compensation expense in the prior period consolidated financial statements.

4. PETROLEUM AND NATURAL GAS PROPERTIES

2003

$	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	**43,315,716**	**17,842,131**	**25,473,585**
Furniture and office equipment	**183,971**	**72,550**	**111,421**
	43,499,687	**17,914,681**	**25,585,006**

2002

$	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	34,776,773	13,691,131	21,085,642
Furniture and office equipment	155,892	40,542	115,350
	34,932,665	13,731,673	21,200,992

The Company has capitalized general and administrative expenses related to exploration and development activities of $891,586 (2002 - $344,989).

On February 28, 2002, the Corporation completed an acquisition of light oil and natural gas producing properties in central Alberta. The acquisition had an effective date of November 1, 2001 only for the purpose of determining the final purchase price. After taking into account the four month adjustment period from November 1, 2001 to February 28, 2002, the acquisition price recorded in 2002 is $10,961,972. The Corporation has recorded production volumes, revenue and expenses only from March 1, 2002 forward.

During 2003, the total expenditures incurred, under the terms of a flow-through share agreement, without tax base is $Nil (2002 - $1,862,558). These expenditures have no cost basis for income tax purposes and they are reflected as such in the computation of future income taxes. With respect to share capital, see Note 6. The Corporation has satisfied all of its obligations with respect to all of its flow-through share subscription agreements relating to 2002. The Corporation did not have any flow-through share obligations in 2003.

On February 28, 2003, in two separate transactions, the Corporation disposed of a portion of its petroleum and natural gas properties located mainly in the West Hazel area of Saskatchewan for net proceeds of $2,340,697. Both transactions were effective January 1, 2003 for purposes of determining the purchase price. These consolidated financial statements include the revenue and expenses from the properties up to and including the close of the transactions on February 28, 2003.

On April 16, 2003, the Corporation disposed of most of its non-core petroleum and natural gas properties located mainly in southern Alberta for net proceeds of $3,745,649. The transaction was effective April 16, 2003 for purposes of determining the purchase price. These consolidated financial statements include the revenue and expenses from the properties up to and including the close of the transaction on April 16, 2003.

As at December 31, 2003, the estimated future site restoration costs to be amortized over the remaining proved reserves are $1,963,000 (2002 - $1,426,000). Site restoration costs of $381,921 (2002 - $171,000) have been amortized and included in depletion and depreciation expense in the current year.

In calculating the depletion provision for the year ending December 31, 2003, the carrying value of undeveloped properties that were excluded from the costs subject to depletion were $Nil (2002 - $Nil).

The Corporation performed a ceiling test calculation at December 31, 2003. The sales prices, in Canadian dollars, at the wellhead used for the ceiling test were $38.31 per barrel for light oil, $21.56 per barrel for heavy oil and $6.40 per thousand cubic feet for natural gas. As a result of the ceiling test computation, the Corporation is not required to write down its petroleum and natural gas properties at December 31, 2003.

Effective January 1, 2004, the Corporation is required to perform a ceiling test using the new accounting guideline (AcG-16 oil and gas accounting - full cost) calculation as at January 1, 2004. The Company has performed the required ceiling test calculation and no write-down is required.

5. REVOLVING PRODUCTION LOAN FACILITY

At December 31, 2003, the Corporation had a revolving production loan facility (the "facility") with a major lender. Direct borrowings under this facility bear interest at prime plus 0.25%. If the debt to equity ratio is greater than 1:1, determined at the beginning of each quarter, the rate can be increased to prime plus 0.50%, until such time as the debt to equity ratio is less than or equal to 1:1. The security pledged for the loan facility consists of a security interest in all of the Corporation's property and assets.

The maximum amount that can be drawn upon this facility is determined by the lender from time to time after assessing the Corporation's total proved reserves. The Corporation is subject to an annual review in May of each year. At December 31, 2003, the maximum amount available under this facility was $13,000,000 based on the Corporation's then current engineering report, current production reports and the lender's evaluation guidelines and oil and natural gas price forecasts.

The lender classifies the Corporation's revolving production loan facility as a demand loan, however, the lender is not aware at this time of any facts, events, or occurrences, which would cause the lender to demand the loan prior to May 31, 2004 (the next annual review date), provided there is no adverse change in the financial position of the Corporation. This facility is demand in nature and, pursuant to the CICA pronouncement, is presented as a current liability.

6. SHARE CAPITAL

(a) Authorized:

Unlimited number of Common Voting Shares without nominal or par value

Unlimited number of First Preference Shares

Unlimited number of Second Preference Shares

The First and Second Preferred Shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

(b) Issued:

	Number of Common Shares	Amount $
Balance, December 31, 2001	32,198,218	11,401,031
Shares issued on private placement, net *(Note 6(c))*	24,999,999	7,004,632
Shares issued on private placement, net (Note 6(d))	3,394,462	2,115,471
Shares issued on private placement, net *(Note 6(e))*	200,000	199,050
Future income tax liability on flow-through share expenditures incurred	-	(782,274)
Future income tax benefit on share issue costs	-	246,644
Balance, December 31, 2002	60,792,679	20,184,554
Shares repurchased *(Note 6(f))*	(792,500)	(261,525)
Balance, December 31, 2003	**60,000,179**	**19,923,029**

(c) On February 14, 2002, the Corporation issued 24,999,999 common shares through a private placement at a price of $0.30 per share for gross proceeds of approximately $7,500,000. Net proceeds were $7,004,632.

(d) On October 31, 2002, the Corporation issued 3,394,462 common shares through a private placement at a price of $0.65 per share for gross proceeds of approximately $2,206,400. Net proceeds were $2,115,471.

(e) On December 19, 2002, the Corporation issued 200,000 flow-through common shares through a private placement at a price of $1.00 per share for net proceeds of $199,050. Pursuant to a flow-through share agreement, the Corporation renounced $200,000 of income tax deductions in 2002 to the subscribers of these shares. At December 31, 2002, $200,000 has been spent on qualifying expenditures.

(f) During the second quarter of 2003, the Corporation purchased 792,500 of its own common shares through its previously announced Normal Course Issuer Bid. The total cash consideration paid for the common shares including commissions was $615,466 for an average price of $0.78 per common share. The common shares have been cancelled. The Corporation recorded as a reduction of share capital $261,525 for an average price of $0.33 per common share which equates to the Corporation's recorded book value per common share. The remaining $353,941 or $0.45 per common share was recorded as a reduction to retained earnings.

7. STOCK OPTIONS AND NET EARNINGS PER SHARE

Stock options

The Corporation has established a stock option plan whereby officers, directors, employees and service providers may be granted stock options to purchase common shares at a fixed price not less than the fair market value of the common shares at the time of grant. Options issued under the plan vest at the rate of one-third on each anniversary date of the stock option grant. All stock options granted are for a five year term. At December 31, 2003, the Company had approved for issuance 5,719,821 options (2002 - 5,719,821) of which 5,379,750 were issued (2002 - 5,341,250).

A summary of the changes during the year ended December 31, 2003 and the Corporation's outstanding options as at December 31, 2003 is presented below:

	Number	Weighted Average Exercise Price $
Outstanding, December 31, 2001	1,286,250	$0.82
Granted	4,123,750	$0.68
Exercised	-	
Repurchased and/or cancelled	(68,750)	$0.63
Outstanding, December 31, 2002	5,341,250	$0.71
Granted	77,500	$1.01
Exercised	-	
Cancelled	(39,000)	$0.69
Outstanding, December 31, 2003	**5,379,750**	**$0.72**

Date of Grant	Number Outstanding at December 31, 2003	Date of Expiry	Exercise Price $	Number Exercisable at December 31, 2003
June 13, 2000	37,500	August 1, 2005	0.40	37,500
September 20, 2000	905,000	September 20, 2005	0.85	905,000
October 30, 2000	125,000	October 30, 2005	1.04	125,000
May 4, 2001	200,000	May 4, 2006	0.62	133,334
March 7, 2002 to August 21, 2002	2,590,000	March 7,2007 to August 21, 2007	0.64 to 0.66	863,333
September 30, 2002 to December 18, 2002	1,444,750	September 30, 2007 to December 18, 2007	0.70 to 0.76	481,583
May 8, 2003 to December 1, 2003	77,500	May 8, 2008 to December 1, 2008	0.84 to 1.17	-
	5,379,750			2,545,750

Net earnings per share

Diluted net earnings per share includes additional common shares for the dilutive impact of stock options outstanding at December 31, 2003. In determining the diluted earnings per share, the Corporation determined that 5,214,750 (2002 - 237,500) stock options had a dilutive impact of increasing the weighted average number of common shares by 1,377,429 (2002 - 17,461). This amount has no material impact on the net earnings per share calculation.

8. STOCK OPTION COMPENSATION

The Corporation has used the fair value method to determine a fair value for stock options granted on or after January 1, 2003, in order to determine stock option compensation expense. The Corporation recorded $9,239 of compensation expense in the consolidated statement of earnings. This amount was included in the general and administrative expense, with a corresponding increase to contributed surplus in the consolidated balance sheet. Using the fair value method the weighted average fair value of stock options granted during the year ended December 31, 2003 was $0.72 per share.

In 2002 and prior years, the Corporation accounted for its stock-based compensation plans using intrinsic values rather than the fair value method. The exercise price, of all stock options granted by the Corporation, were at or above the current market price of the common shares at the time of grant and therefore, no compensation expense was recognized in the prior consolidated financial statements.

The following table details the impact of using the fair value method to calculate compensation expense for stock options granted on or after January 1, 2002 and prior to January 1, 2003. The Corporation's net earnings and net earnings per share on a pro forma basis would be as follows:

$ 000's except per share	2003	2002
Pro forma compensation expense (fair value method)	**554**	287
Net earnings		
As reported	**6,839**	2,597
Pro forma	**6,285**	2,310
Net earnings per common share		
Basic and diluted		
As reported	**0.11**	0.047
Pro forma	**0.10**	0.042

The fair value of each option granted after January 1, 2002 was determined on the date of the grant using the Black-Scholes option-pricing model. The weighted average assumptions used in calculating the fair values are set forth below:

	2003	2002
Risk-free interest rate	**5.05%**	5.05%
Expected maturity (years)	**5.0**	5.0
Expected volatility	**64.49%**	63.43%
Dividend per share	**$0.00**	$0.00

9. INCOME AND OTHER TAXES

As at December 31, 2003, the Corporation has exploration, development, acquisition and facility costs available for deduction against future taxable income of approximately $23,414,000 (2002 - $23,308,000). In addition, at December 31, 2003, the Corporation has non-capital losses carried forward for income tax purposes of approximately $Nil (2002 - $2,821,000).

The provision for income taxes differs from the result that would be obtained by applying the combined current year Canadian federal and provincial income tax rates of approximately 41% (2002 - 42%) to the earnings before taxes. The difference results from the following items:

	2003	2002
Computed expected income tax provision	**2,959,266**	889,070
Increase (decrease) in taxes resulting from:		
Non-deductible crown charges	**1,339,639**	715,259
Non-deductible expenses	**33,051**	6,300
Resource allowance	**(1,299,408)**	(526,618)
Alberta Royalty Tax Credits	**(184,500)**	(26,380)
Recognized benefit of non-capital losses and other items	**(2,401,048)**	(1,593,261)
Future income tax expense (recovery)	**447,000**	(535,630)

The Corporation's current tax expense for the year ended December 31, 2003 was $30,422 (2002 - $54,776). The Corporation paid $30,422 (2002 - $26,000) relating to the Large Corporations Tax for the current taxation year. The remaining $Nil (2002 - $28,776) in current taxes relates to Part XII.6 tax. This tax is calculated based upon the month in which resource expenditures are incurred that were previously renounced by the Corporation under the terms of a flow-through share agreement.

10. COMMITMENTS AND CONTINGENCIES

The Corporation is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on December 31, 2004:

	$
2004	215,000

The Corporation is committed under an operating lease for one of its compressors at its Haynes field with the following aggregate minimum lease payments to the expiration of the lease on December 23, 2004:

	$
2004	174,000

11. GUARANTEES

The Corporation has various guarantees and indemnifications in place in the ordinary course of business, none of which, as assessed by management, are expected to have a significant adverse impact on the Company's financial statements or operations.

12. SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid on a cash basis for the current year was $142,551 (2002 - $212,461). Current taxes paid on a cash basis for the current year were $30,422 (2002 - $54,776) (see Note 9).

The following table details the components of non-cash working capital provided by (used in) operations:

$	2003	2002
Accounts receivable	**394,910**	(1,946,711)
Deposits and prepaid expenses	**6,500**	258,659
Accounts payable and accrued liabilities	**136,390**	1,964,863
	537,800	276,811
Operating	**1,572,659**	(1,229,032)
Investing	**(1,034,859)**	1,505,843

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.

SCHEDULE B

UNAUDITED INTERIM COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS OF CASE RESOURCES INC.

Case Resources Inc.
Interim Consolidated Balance Sheets

	June 30, 2004 (unaudited)	December 31 2003
		(restated, see Note 1)
Assets		
Current assets		
Cash and cash equivalents	$69,118	$69,213
Accounts receivable	2,590,662	2,323,642
Prepaid expenses and deposits	30,365	41,917
	2,690,145	2,434,772
Fixed assets (Note 2)		
Petroleum and natural gas properties and equipment	53,482,684	45,845,077
Office furniture and equipment	219,998	219,998
Accumulated depletion and depreciation	(20,991,366)	(18,531,865)
	32,711,316	27,533,210
	$35,401,461	$29,967,982
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$3,146,885	$3,827,512
Bank indebtedness (Note 3)	9,765,635	4,732,524
	12,912,520	8,560,036
Asset retirement obligations (Note 4)	2,427,193	2,209,024
Future income taxes	876,000	340,064
Shareholders' Equity		
Capital stock (Note 6)	19,830,279	19,923,029
Contributed surplus (Note 5)	126,198	9,239
Retained earnings (Deficit)	(770,729)	(1,073,410)
	19,185,748	18,858,858
Subsequent events (Note 7)	$35,401,461	$29,967,982

See accompanying notes to the interim consolidated financial statements

Case Resources Inc.
Interim Consolidated Statements of Operations and Retained Earnings

(Unaudited)	For the Three Months Ended June 30 2004	2003	For the Six Months Ended June 30 2004	2003
		(restated, see Note 1)		(restated, see Note 1)
Revenue				
Petroleum and natural gas	$5,491,375	$5,854,766	$10,378,850	$12,948,992
Less: Royalties	1,230,984	1,436,867	2,423,744	3,160,672
	4,260,391	4,417,899	7,955,106	9,788,320
Expenses				
Production	947,650	853,952	1,948,512	1,713,703
General and administrative	1,146,620	567,473	1,925,743	1,177,512
Interest	81,375	22,813	134,211	100,305
Accretion	52,133	36,512	103,193	75,233
Depletion and depreciation	1,287,690	1,099,442	2,459,501	2,133,090
	3,515,468	2,580,192	6,571,160	5,199,843
Income before taxes	744,923	1,837,707	1,383,946	4,588,477
Taxes				
Future income taxes	260,936	-	535,936	-
Capital taxes	15,546	14,041	24,546	25,041
	276,482	14,041	560,482	25,041
Net Income	468,441	1,823,666	823,464	4,563,436
Deficit beginning of period, as previously reported	1,023,170	4,598,050	1,031,137	7,417,495
Retained eamings adjustment, asset retirement obligation (Notes 1 and 4)		75,557	42,273	(4,118)
Repurchase of stock options and common shares (Note 6)	216,000	353,941	520,783	353,941
Deficit, end of period	770,729	3,203,882	770,729	3,203,882
Net income per share (Note 5)				
Basic	$ 0.01	$0.03	$0.02	$0.08
Diluted	$0.01	$0.03	$0.02	$0.08

See accompanying notes to the interim consolidated financial statements.

Case Resources Inc.
Interim Consolidated Statements of Cash Flows
($ thousands)

(Unaudited)	For the Three Months Ended June 30 2004	For the Three Months Ended June 30 2003	For the Six Months Ended June 30 2004	For the Six Months Ended June 30 2003
Cash Provided by (used in):		(restated, see Note 1)		(restated, see Note 1)
Operating Activities				
Net income	$468,441	$1,823,666	$823,464	$4,563,436
Items not involving cash				
Depletion and depreciation	1,287,690	1,099,442	2,459,501	2,133,090
Compensation expense	62,959	-	116,959	-
Accretion	52,133	36,512	103,193	75,233
Future income taxes	260,936	-	535,936	-
Asset retirement recovery (expenditures)	(800)	(93,687)	34,524	(34,074)
Change in non-cash working capital	(1,523,065)	(125,941)	(854,515)	575,300
	608,294	2,739,992	3,219,062	7,312,985
Financing Activities				
Issuance of common shares net of costs	-	-	39,250	
Repurchase of stock options and common shares	(348,000)	(615,466)	(652,783)	(615,466)
Bank Indebtedness	4,545,826	(2,590,238)	5,033,111	(6,006,278)
	4,197,826	(3,205,704)	4,419,578	(6,621,744)
Investing Activities				
Capital expenditures	(3,370,790)	(2,788,069)	(7,557,155)	(5,679,806)
Dispositions	-	3,366,941	-	6,075,629
Change in non-cash working capital	(1,435,357)	(113,184)	(81,580)	(1,087,152)
	(4,806,147)	465,688	(7,638,735)	(691,329)
Change in cash and cash equivalents	(27)	(24)	(95)	(88)
Cash and cash equivalents, beginning of period	69,145	112,734	69,213	112,798
Cash and cash equivalents, end of period	$69,118	$ 112,710	$69,118	$112,710

See accompanying notes to the interim consolidated financial statements.

Case Resources Inc.
Selected Notes to the Interim Consolidated Financial Statements

For the six months ended June 30, 2004 *(unaudited)*

The interim financial statements of Case Resources Inc. (the "Company" or "Case") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2003, except as noted below. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2003.

Note 1: Changes in accounting policies

Asset Retirement Obligations ("ARO")
Effective January 1, 2004, Case retroactively adopted, with restatement of prior periods, a new accounting standard relating to asset retirement obligations.

Case recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

Prior to adopting the standard, Case recognized a provision for future site restoration costs over the life of the oil and gas properties and facilities using a unit of production method.

The previously reported amounts for 2003 have been restated due to the retroactive application of this new standard. Net income for the year ended December 31, 2003 decreased by $155,632 ($157,944 net of a future income tax expense of $2,312). Net income for the quarter ended June 30, 2003 decreased by $69,994 (the future tax benefit associated with this restatement was not recorded). The ARO liability as at December 31, 2003 increased to $2,209,024 based on the new standard as compared to the site restoration liability of $111,611 based on the old standard. As at December 31, 2003 property plant & equipment increased by $1,948,204 to $27,533,210, net of accumulated depletion. The future income tax liability decreased by $106,936 as at December 31, 2003. The opening 2003 accumulated deficit increased by $42,273 ($149,209 net of a future income tax recovery of $106,936) to reflect the cumulative impact of accretion and depletion expense, less the previously recorded cumulative site restoration provision. Basic and diluted net earnings per share calculations for the year ended December 31, 2003 and for the quarter ended June 30, 2003 were unchanged as a result of adopting this standard. See Note 5 for additional information on the asset retirement obligation and impact on the consolidated financial statements.

Stock Options
Effective January 1, 2003, the Company elected to prospectively adopt the fair value method of accounting for stock options granted on or after January 1, 2003 under its stock-based compensation plan as recommended by the CICA. Accordingly, compensation expense has been recognized in general and administrative expense in the consolidated statement of earnings with a corresponding increase recorded to contributed surplus in the consolidated balance sheet using the fair value method as described in Note 6.

Note 2: Petroleum and natural gas properties and equipment

Included in the Company's net petroleum and natural gas properties at June 30, 2004 is $1,908,762 ($1,891,090 at June 30, 2003), relating to its asset retirement obligations. Also included in the Company's net petroleum and natural gas properties at June 30, 2004 is $241,607 ($586,780 at June 30, 2003), relating to capitalized general and administrative expenses.

The Company performed a ceiling test calculation at June 30, 2004 in accordance with the new "AcG-16 oil and gas accounting – full cost" to assess the recoverable value of its assets. As a result of this calculation, the Company is not required to write down its petroleum and natural gas properties at June 30, 2004.

Note 3: Revolving production loan facility

At June 30, 2004 the Company's demand revolving production loan facility (the **"facility"**) was $13,000,000.

The balance drawn on the facility at June 30, 2004 was $9,765,635. As this facility is demand in nature it is presented as a current liability.

The facility was repaid in full on July 29, 2004 by Fairborne Energy Ltd, subsequent to completion of the Plan of Arrangement (see Note 9).

Note 4: Asset retirement obligations

The total future asset retirement obligation was estimated by management based on the Company's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be $2,427,193 as at June 30, 2004 (December 31, 2003 - $2,209,224) based on a total future liability of $6,232,335 (December 31, 2003 - $5,912,688). These payments are expected to be made over the next 20 to 25 years with the majority of costs incurred between 2019 and 2022. The Company's credit adjusted risk free rate of 7.7 percent and an inflation rate of 1.5 percent were used to calculate the present value of the asset retirement obligation.

The following table reconciles the Company's total asset retirement obligation:

Asset retirement obligations (000's)	Six month Period ended June 30, 2004	Year ended December 31, 2003
Balance, beginning of period	2,209,024	2,204,443
Liabilities incurred in period	80,452	261,788
Liabilities settled in period	35,324	(434,543)
Accretion expense	103,193	178,233
Balance, end of period	2,427,993	2,209,024

Note 5: Stock-based Compensation and Other Stock-based Payments
The Company has used the fair value method to determine a fair value for stock options granted on or after January 1, 2003, in order to determine stock option compensation expense. In the three months ended June 30, 2004 the Company recorded $62,959 (2003 – NIL) and in the six months ended June 30, 2004 the Company recorded $116,959 (2003 – NIL) of compensation expense in the consolidated statement of earnings. This amount was included in general and administrative expense totaling $1,146,620 (2003 - $567,473), with a corresponding increase to contributed surplus in the consolidated balance sheet. Using the fair value method the weighted average fair value of

stock options granted during the quarter ended June 30, 2004 was $0.70 per share ($0.81 for the six months ended June 30, 2004).

In 2002 and prior years, the Company accounted for its stock-based compensation plans using intrinsic values rather than the fair value method. The exercise price of all stock options granted by the Company were at or above the current market price of the common shares at the time of grant, and therefore no compensation expense was recognized in the prior consolidated financial statements.

The following table details the impact of using the fair value method to calculate compensation expense for stock options granted on or after January 1, 2002 and prior to January 1, 2003. The Company's net earnings and net earnings per share on a pro forma basis would be as follows:

	3 months ended June 30		6 months ended June 30	
($000's, except per share)	**2004**	2003*	**2004**	2003*
Compensation expense (fair value method)	5	141	196	278
Net earnings				
As reported (intrinsic value method)	623	1,824	978	4,563
Pro forma (fair value method)	618	1,683	782	4,285
Net earnings (loss) per common share				
Basic				
As reported (intrinsic value method)	0.0105	0.0302	0.0163	0.0753
Pro forma (fair value method)	0.0104	0.0279	0.0131	0.0707
Diluted				
As reported (intrinsic value method)	0.0103	0.0298	0.0161	0.0746
Pro forma (fair value method)	0.0102	0.0275	0.0128	0.0700

**restated*

The fair value of each option granted during the six months ended June 30, 2004 was determined on the date of the grant using the Black-Scholes option-pricing model with the weighted average assumptions for grants as are set forth below:

	2004
Risk free interest rate	3.71%
Expected lives (years)	5.0
Expected volatility	98%
Dividend per share	$0.00

Note 6: Capital stock

a) Common shares

The Company's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares. No preferred shares have been issued.

Common shares, issued and outstanding (000's)	Number	Amount
Balance, January 1, 2004	60,000,179	$ 19,923,029
Shares issued on exercise of options	58,333	$39,250
Shares repurchased and cancelled	(400,000)	($132,000)
Balance, June 30, 2004	59,658,512	$19,830,279

During the quarter, the Company paid $348,000 to repurchase 400,000 of its shares under the previously announced Normal Course Issuer Bid. The cost of these shares was $132,000 which has been removed from share capital. The difference between the amount paid and the cost of the shares, or $216,000, has been charged to retained earnings.

b) Per share amounts

The Company grants to its employees and directors options to purchase common shares of the Company at the direction of the Company's Board of Directors.

The following table summarizes the weighted average common shares used in calculating net income per share:

	For the Three Months Ended June 30, 2004	For the Three Months Ended June 30, 2003	For the Six Months Ended June 30, 2004	For the Six Months Ended June 30, 2003
Basic	59,658,512	60,401,657	59,848,448	60,596,088
Diluted	60,557,241	61,164,640	60,925,218	61,181,952

The reconciling items between the basic and diluted average common shares are outstanding stock options.

c) Stock options

There are 5,293,325 stock options outstanding at June 30, 2004 with a weighted average exercise price of $0.78 per option. The options expire between January 23, 2006 and June 8, 2009.

The following table sets forth a reconciliation of the stock option plan activity through to June 30, 2004:

	Number of Options	Weighted average exercise price
Balance December 31, 2003	5,379,750	$ 0.72
Granted	960,500	$1.08
Exercised	(58,333)	$0.67
Cancelled	(988,952)	$0.72
Balance June 30, 2004	5,293,325	$0.78

*In the first quarter of 2004, the Company paid $304,783 to cancel stock options that were vested.

Note 7: Subsequent events

On July 27, 2004 all of the outstanding shares of the Company were acquired by Fairborne Energy Ltd. ("Fairborne") pursuant to an Arrangement Agreement dated June 25, 2004 between Case and Fairborne. As consideration for the transaction, Case shareholders received 0.0909 of a Fairborne common share for each Case common share held.

The income statement for the quarter ended June 30, 2004 includes $454,696 in expenses relating to the sale, including legal, consulting, and audit fees. Subsequent to the quarter, the following additional costs were incurred:

Severance and retention costs	$1,199,950
Legal fees	37,564
Consulting fees	250,000
Stock option settlements	709,647

Note 8: Comparative Figures

Certain comparative figures have been restated to conform to the current period's presentation.

SCHEDULE C

UNAUDITED PRO FORMA
FINANCIAL STATEMENTS OF FAIRBORNE ENERGY LTD.

COMPILATION REPORT

To the Board of Directors of Fairborne Energy Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Fairborne Energy Ltd. (the "Company") as at June 30, 2004 and unaudited pro forma combined statements of operations for the six months then ended and for the year ended December 31, 2003 and have performed the following procedures:

1. Compared the figures in the columns captioned "Fairborne Energy Ltd." to the unaudited consolidated financial statements of Fairborne Energy Ltd. (the "Company") as at June 30, 2004 and for the six months then ended, and the audited consolidated financial statements of the Company for the year ended December 31, 2003, respectively, and found them to be in agreement.
2. Compared the figures in the columns captioned "Case Resources Inc." to the unaudited consolidated financial statements of Case Resources Inc. as at June 30, 2004 and for the six months then ended, and the audited consolidated financial statements of Case Resources Inc. for the year ended December 31, 2003, respectively, and found them to be in agreement.
3. Compared the figures in the columns captioned "Selected properties acquired by Fairborne Energy Ltd." to the unaudited Schedule of Revenue and Expenses for selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company (the "Schedule") for the three months ended March 31, 2004, and the audited Schedule for the year ended December 31, 2003, respectively, and found them to be in agreement.
4. Compared the figures in the column captioned "Pivotal Energy Ltd." to the unaudited consolidated financial statements of Pivotal Energy Ltd. for the six months ended June 30, 2003, and found them to be in agreement.
5. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
    a. the basis for determination of the pro forma adjustments; and
    b. whether the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of the Canadian Securities legislation.

The officials:

a. described to us the basis for determination of the pro forma adjustments; and

b. stated that the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of the Canadian securities legislation.

6. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the respective columns as at June 30, 2004 and for the six months then ended, and for the year ended December 31, 2003, and found the amounts in the columns captioned "Pro forma consolidated" and "Pro forma combined" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The forgoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore, make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) *"KPMG LLP"*

Chartered Accountants

Calgary, Canada
October 5, 2004

FAIRBORNE ENERGY LTD.

Pro Forma Consolidated Balance Sheet

As at June 30, 2004
(Unaudited)

($ thousands)

	Fairborne Energy Ltd.	Case Resources Inc.	Adjustments (Note 2)	Pro Forma Consolidated
Assets				
Current assets:				
Cash and cash equivalents	$ 306	$ 69	$ –	$ 375
Accounts receivable	21,477	2,591	–	24,068
Prepaid expenses and deposits	1,968	30	–	1,998
	23,751	2,690	–	26,441
Petroleum and natural gas properties and equipment	242,004	32,711	(32,711) 68,121	310,125
Goodwill	6,360	–	11,308	17,668
	$ 272,115	$ 35,401	$ 46,718	$ 354,234
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$ 32,377	$ 3,147	$ 2,800	$ 38,324
Bank indebtedness	76,159	9,766	–	85,925
	108,536	12,913	2,800	124,249
Asset retirement obligations	11,503	2,427	–	13,930
Future income taxes	18,485	876	(876) 12,861	31,346
Shareholders' equity:				
Capital stock	114,086	19,830	(19,830) 51,118	165,204
Contributed surplus	594	126	(126)	594
Retained Earnings (Deficit)	18,911	(771)	771	18,911
	133,591	19,185	31,933	184,709
	$ 272,115	$ 35,401	$ 46,718	$ 354,234

See accompanying notes to pro forma consolidated financial statements.

FAIRBORNE ENERGY LTD.

Pro Forma Combined Statement of Operations

Six months ended June 30, 2004
(Unaudited)

($ thousands)

	Fairborne Energy Ltd.	Selected properties acquired by Fairborne Energy Ltd.	Case Resources Inc.	Adjustments (Note 2)	Pro Forma Combined
Revenue					
Petroleum and natural gas	$ 48,185	$ 11,955	$ 10,379	$ –	$ 70,519
Royalties	(10,713)	(2,228)	(2,424)	–	(15,365)
	37,472	9,727	7,955	–	55,154
Expenses					
Production	8,741	2,715	1,949	–	13,405
General and administrative	2,943	–	1,926	–	4,869
Interest	888	–	134	861	1,883
Accretion	375	–	103	91	569
Depletion and depreciation	14,918	–	2,459	7,211	24,588
	27,865	2,715	6,571	8,163	45,314
Income (loss) before taxes	9,607	7,012	1,384	(8,163)	9,840
Taxes					
Capital taxes	175	–	25	56	256
Future income taxes (reduction)	3,351	–	536	(391)	3,496
	3,526	–	561	(335)	3,752
Net income (loss)	$ 6,081	$ 7,012	$ 823	$ (7,828)	$ 6,088
Net income per share					
Basic	$ 0.17				$ 0.14
Diluted	$ 0.16				$ 0.13

See accompanying notes to pro forma consolidated financial statements.

FAIRBORNE ENERGY LTD.

Pro Forma Combined Statement of Operations

Year ended December 31, 2003
(Unaudited)

($ thousands)

	Fairborne Energy Ltd. (year ended December 31, 2003)	Selected properties acquired by Fairborne Energy Ltd. (year ended December 31, 2003)	Case Resources Inc. (year ended December 31, 2003)	Pivotal Energy Ltd. (six months ended June 30, 2003)	Adjustments (Note 3)	Pro Forma Combined
Revenue						
Petroleum and natural gas	$ 50,887	$ 57,520	$ 23,355	$ 11,611	$ –	$ 143,373
Royalties	(9,436)	(10,496)	(5,407)	(3,092)	–	(28,431)
	41,451	47,024	17,948	8,519	–	114,942
Expenses						
Production	8,365	13,828	3,394	2,394	–	27,981
General and administrative	3,369	–	2,629	1,693	–	7,691
Interest	517	–	143	215	2,918	3,793
Site restoration	1,406	–	382	150	(1,938)	–
Accretion	–	–	–	–	1,080	1,080
Depletion and depreciation	12,163	–	4,183	3,536	27,128	47,010
	25,820	13,828	10,731	7,988	29,188	87,555
Income (loss) before taxes	15,631	33,196	7,217	531	(29,188)	27,387
Taxes						
Capital taxes	204	–	30	21	379	634
Future income taxes (reduction)	5,253	–	447	(1,061)	4,906	9,545
	5,457	–	477	(1,040)	5,285	10,179
Net income (loss)	$ 10,174	$ 33,196	$ 6,740	$ 1,571	$ (34,473)	$ 17,208
Net income per share						
Basic	$ 0.40					$ 0.41
Diluted	$ 0.39					$ 0.40

See accompanying notes to pro forma consolidated financial statements.

(tabular amounts are stated in $ thousands)

1. Basis of presentation:

Pursuant to an Arrangement Agreement dated June 25, 2004 between Case Resources Inc. ("Case") and Fairborne Energy Ltd. ("Fairborne"), Fairborne acquired all the issued and outstanding shares of Case in exchange for common shares of Fairborne. Case and its wholly-owned subsidiary, Case Sub Ltd., were engaged in the exploration for and the development and acquisition of, petroleum and natural gas reserves in Western Canada. Fairborne is a resource-based company engaged in the exploration for, and the development and production of natural gas, natural gas liquids and crude oil in Western Canada. Fairborne was incorporated under the laws of the Province of Alberta on January 9, 2002 and commenced active operations with the purchase of certain petroleum and natural gas properties and equipment on May 31, 2002.

The accompanying unaudited pro forma consolidated financial statements have been prepared by management of Fairborne in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma consolidated balance sheet as at June 30, 2004 is based on:

(a) the unaudited consolidated balance sheet of Fairborne as at June 30, 2004; and

(b) the unaudited consolidated balance sheet of Case as at June 30, 2004.

The unaudited pro forma combined statement of operations for the six months ended June 30, 2004 is based on:

(a) the unaudited consolidated statement of operations of Fairborne for the six months ended June 30, 2004;

(b) the unaudited schedule of revenue and expenses for the selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for the three months ended March 31, 2004; and

(c) the unaudited consolidated statement of earnings of Case for the six months ended June 30, 2004.

(tabular amounts are stated in $ thousands)

The unaudited pro forma combined statement of operations for the year ended December 31, 2003 is based on:

(a) the audited statement of operations of Fairborne Energy Ltd. for the year ended December 31, 2003;

(b) the audited schedule of revenue and expenses for the selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for the twelve months ended December 31, 2003;

(c) the audited consolidated statement of earnings of Case for the year ended December 31, 2003; and

(d) the unaudited consolidated statement of operations of Pivotal Energy Ltd. for the six months ended June 30, 2003.

The pro forma consolidated financial statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto of the financial statements referred to above.

2. Pro forma transaction and assumptions (June 30, 2004):

The pro forma consolidated balance sheet gives effect to the following transactions and adjustments as if they occurred on June 30, 2004:

(i) Completion of the business combination whereby 59,658,512 of the issued and outstanding shares of Case are acquired by Fairborne for consideration of 5,422,959 Fairborne shares. This represents an exchange ratio of 0.0909 of a Fairborne share for every common share of Case.

(ii) Costs incurred in connection with the combination, including legal, severance, advisory and other costs and fees of $2,000,000, of which $450,000 has been recorded in the Case June 30, 2004 balance sheet. The balance of $1,550,000 was recorded as a pro forma adjustment and has been included in Case's accounts payable and accrued liabilities. Costs incurred with the purchase of outstanding Case stock options of $850,000 have also been included in accounts payable and accrued liabilities.

(iii) The purchase price equation is as follows: (thousands)

Transaction exchange values:		
Shares	$	51,118
Transaction costs		400
	$	51,518
Net assets acquired:		
Current assets	$	2,690
Capital assets		68,121
Goodwill		11,308
Accounts payable and accrued liabilities		(5,547)
Bank indebtedness		(9,766)
Asset retirement obligations		(2,427)
Future income taxes		(12,861)
	$	51,518

The combination has been accounted for using the purchase method. The allocation of the purchase price to the assets and liabilities of Case will be finalized after the acquisition has been completed and the fair values of the assets and liabilities have been determined, accordingly, the above allocation will change.

The pro forma combined statement of operations for the six-month period ended June 30, 2004 gives effect to the transaction and adjustments referred to above in this Note 2 effective January 1, 2004 as well as the following:

(i) The acquisition of the selected properties acquired from BP Canada Energy Company, as if it had occurred on January 1, 2004, instead of actual closing date of March 31, 2004.

(ii) Interest expense has been increased to reflect the impact of $71.9 million of bank indebtedness incurred on the acquisition of the selected properties acquired from BP Canada Energy Company, assuming an interest rate of 5%.

(iii) Accretion of the asset retirement obligations has been increased to reflect the impact of the selected properties acquired from BP Canada Energy Company.

(iv) A provision for depletion and depreciation based on combining reserves, production and cost of the capital assets under the full cost method of accounting for oil and gas properties.

(tabular amounts are stated in $ thousands)

(v) Capital taxes have been adjusted to reflect the increased capitalization. Future income taxes have been adjusted to reflect the impact of the above adjustments.

3. Pro forma transactions and assumptions (December 31, 2003):

The pro forma combined statement of operations for the year ended December 31, 2003 gives effect to the transaction and adjustments referred to in the first paragraph in Note 2 effective January 1, 2003 as well as the following:

(i) The acquisition of the selected properties acquired from BP Canada Energy Company, as if it had occurred on January 1, 2003, instead of actual closing date of March 31, 2004.

(ii) The business combination of Pivotal Energy Ltd. and Fairborne as if it had occurred on January 1, 2003 instead of the actual closing date of July 2, 2003.

(iii) Interest expense has been increased to reflect the impact of $71.9 million of bank indebtedness incurred on the acquisition of the selected properties acquired from BP Canada Energy Company, assuming an interest rate of 4%.

(iv) The provision for future site restoration was eliminated as a result of Fairborne adopting new accounting standards relating to asset retirement obligations as outlined in note 1 of Fairborne's interim consolidated financial statements as at and for the three months ended March 31, 2004. Accretion was increased to reflect the impact of the selected properties acquired from BP Canada Energy Company, Case and Pivotal Energy Ltd.

(v) A provision for depletion and depreciation based on combining reserves, production and cost of the capital assets under the full cost method of accounting for oil and gas properties.

(vi) Capital taxes have been adjusted to reflect the increased capitalization. Future income taxes have been adjusted to reflect the impact of the above adjustments.

ASC
Alberta Securities Commission

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

FAIRBORNE ENERGY LTD.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia and Ontario have been issued for a Short Form Prospectus of the above issuer dated December 15, 2004.

DATED at Calgary, Alberta this December 15, 2004

"Agnes Lau"

Agnes Lau
Deputy Director, Capital Markets

SEDAR Project # 00719971

Short Form Prospectus

FAIRBORNE ENERGY LTD.

New Issue **December 15, 2004**

$31,337,500
2,725,000 Common Shares

and

$4,669,000
322,000 Flow-Through Shares

This short form prospectus qualifies the distribution (the "**Offering**") of (i) 2,725,000 common shares ("**Common Shares**") of Fairborne Energy Ltd. ("**Fairborne**" or the "**Corporation**") at a price of $11.50 per Common Share, and (ii) 322,000 Common Shares ("**Flow-Through Shares**") to be issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "**Tax Act**") at a price of $14.50 per Flow-Through Share. See "Plan of Distribution" and "Details of the Offering".

The Corporation will, on or before December 31, 2005, incur and, effective on or before December 31, 2004, renounce to each subscriber of Flow-Through Shares Canadian exploration expense ("**CEE**") in an amount equal to the aggregate purchase price paid by such subscriber. See "Details of the Offering" and "Canadian Federal Income Tax Considerations."

The outstanding Common Shares are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "FEL". On December 2, 2004, the last trading day prior to the public announcement of this Offering, the closing price of the Common Shares on the TSX was $11.75 per Common Share. The offering price of the Common Shares and Flow-Through Shares offered hereunder was determined by negotiation between the Corporation and the Underwriters (as defined herein). The TSX has conditionally approved the listing of the shares distributed under this short form prospectus. Listing is subject to the Corporation fulfilling all of the listing requirements of the TSX on or before March 1, 2005.

Price:
$11.50 per Common Share
$14.50 Per Flow-Through Share

	Price to the Public	Underwriters' fee	Net Proceeds to the Corporation (1)
Per Common Share	$11.50	$0.46	$11.04
Total	$31,337,500	$1,253,500	$30,084,000
Per Flow-Through Share	$14.50	$0.58	$13.92
Total	$4,669,000	$186,760	$4,482,240
Total Offering	$36,006,500	$1,440,260	$34,566,240

Note:

(1) Before deducting expenses of the Offering, estimated to be $150,000, which will paid from the general funds of the Corporation.

Canaccord Capital Corporation, Sprott Securities Inc., GMP Securities Ltd. and FirstEnergy Capital Corp. (the "**Underwriters**"), as principals, conditionally offer the Common Shares and the Flow-Through Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Corporation by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Subscriptions for Common Shares and Flow-Through Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Definitive certificates representing the Common Shares and the Flow-Through Shares will be available for delivery at the closing of the Offering (the "Closing"), which is expected to occur on or about December 23, 2004, but in any event not later than December 31, 2004. The Underwriters may effect transactions which stabilize or maintain the market price for the Common Shares at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

TABLE OF CONTENTS

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
Mmbbls	million barrels
Mstb	1,000 stock tank barrels
Bbls/d	barrels per day
NGLs	natural gas liquids
STB	standard tank barrels

Natural Gas

Mcf	thousand cubic feet
Mmcf	million cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
Mmbtu	million British Thermal Units
Bcf	billion cubic feet
GJ	gigajoule
MM	Million

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas
BOE/d or BOPD	barrel of oil equivalent per day
m^3	cubic metres
MBOE	1,000 barrels of oil equivalent
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres (Alberta)	Hectares	0.400
Hectares (Alberta)	Acres	2.500
Acres (British Columbia)	Hectares	0.405
Hectares (British Columbia)	Acres	2.471

NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "targeting", "intend", "could", "might", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this short form prospectus include, but are not limited to, statements with respect to:

- the performance characteristics of the Corporation's oil and natural gas properties;
- oil and natural gas production levels;
- the quantity of oil and natural gas reserves;
- capital expenditure programs;
- supply and demand for oil and natural gas and commodity prices;
- drilling plans;
- expectations regarding the Corporation's ability to raise capital and to continually add to reserves through acquisitions, exploration and development;
- treatment under governmental regulatory regimes and tax laws; and
- realization of the anticipated benefits of acquisitions and dispositions.

Some of the risks and other factors, which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

- general economic conditions in Canada, the United States and globally;
- industry conditions, including fluctuations in the price of oil and natural gas;
- governmental regulation of the oil and gas industry, including environmental regulation;
- fluctuation in foreign exchange or interest rates;
- liabilities inherent in oil and natural gas operations;
- geological, technical, drilling and processing problems;

- unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
- failure to obtain industry partner and other third party consents and approvals, when required;
- stock market volatility and market valuations;
- competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;
- the need to obtain required approvals from regulatory authorities; and
- the other factors considered under "Risk Factors".

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Corporation nor the Underwriters are under any duty to update any of the forward-looking statements after the date of this short form prospectus to conform such statements to actual results or to changes in the Corporation's expectations.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of the Corporation at Suite 2900, 605 – 5th Avenue S.W., Calgary, Alberta, T2P 3H5 (telephone (403) 290-7750) or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at *www.sedar.com*. The Corporation's SEDAR profile number is 19433.

The following documents of the Corporation and of Case Resources Inc. ("Case"), filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a) the Revised Initial Annual Information Form of Fairborne dated May 17, 2004 for the year ended December 31, 2003, including management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2003 incorporated by reference therein (the "Fairborne AIF");

(b) the Information Circular - Proxy Statement of Fairborne dated April 19, 2004 relating to the annual and special meeting of Fairborne shareholders held on June 2, 2004 (excluding the disclosure under the headings "Report of Compensation Committee", "Performance Graph" and "Corporate Governance Practices");

(c) the audited comparative consolidated financial statements of Fairborne for the year ended December 31, 2003 and for the seven months ended December 31, 2002, together with the notes thereto and the report of the auditors thereon;

(d) the unaudited interim comparative consolidated financial statements of Fairborne for the three and nine months ended September 30, 2004 and management's discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2004;

(e) the audited Schedule of Revenue and Expenses for each of the years in the three year period ended December 31, 2001, together with the report of the auditors thereon and the unaudited Schedule of Revenue and Expenses for the five months ended May 31, 2002 and 2001 in respect of selected properties acquired by Fairborne in the Clive/Wood River area, set forth in Appendix H to the Joint Information Circular of Fairborne and Pivotal Energy Ltd. ("Pivotal") dated June 2, 2003 (the "Joint Information Circular") provided in connection with meetings called to consider, among other things, the plan of arrangement involving the acquisition of Pivotal by Fairborne;

(f) the audited consolidated financial statements of Pivotal as at and for each of the years in the three year period ended December 31, 2002, together with the notes thereto and the report of Pivotal's auditors thereon, set forth in Appendix G to the Joint Information Circular;

(g) the unaudited interim comparative consolidated financial statements of Pivotal for the three and six months ended June 30, 2003, set forth in Appendix G to the information circular and proxy statement of Case dated June 25, 2004 (the "Case Information Circular") provided in connection with a special meeting of shareholders of Case to be held on July 26, 2004 to consider a plan of arrangement involving the acquisition of Case by Fairborne (which has been filed under the Corporation's SEDAR profile);

(h) the material change report of Fairborne dated February 9, 2004 in respect of the acquisition of certain crude oil, natural gas and natural gas liquids assets from BP Canada Energy Company (the "West Pembina Acquisition") and the issuance of subscription receipts by Fairborne;

(i) the audited Schedule of Revenue and Expenses for each of the years in the three year period ended December 31, 2003, together with the report of the auditors thereon and the unaudited Schedule of Revenue and Expenses for the three months ended March 31, 2004 and 2003 in respect of selected properties acquired by Fairborne pursuant to the West Pembina Acquisition, set forth in Appendix H to the Case Information Circular;

(j) the material change report of Fairborne dated May 25, 2004 in respect of the proposed acquisition of Case by Fairborne;

(k) the audited comparative consolidated financial statements of Case as at and for the years ended December 31, 2003 and December 31, 2002, together with the notes thereto and the report of Case's auditors thereon, set forth as Schedule "A" to the Business Acquisition Report of the Corporation dated October 7, 2004 in respect of the acquisition of Case (the "Case BAR");

(l) the unaudited interim comparative consolidated financial statements of Case for the six months ended June 30, 2004, set forth in Schedule "B" to the Case BAR;

(m) the information only under the heading "Reserves, Data and Future Net Revenue" set forth in Case's Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2003 and dated May 11, 2004 (which has been filed under the Corporation's SEDAR profile);

(n) material change report of Fairborne dated July 20, 2004 in respect of the public offering by Fairborne of 1,600,000 Common Shares issued on a "flow-through" basis;

(o) material change report of Fairborne dated July 28, 2004 in respect of completion of the acquisition of Case by Fairborne; and

(p) material change report of Fairborne dated December 9, 2004 in respect of this Offering.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative financial statements for the Corporation's most recently completed financial year, together with the accompanying report of the auditor and information circulars (excluding those portions which are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of this Offering shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus

to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies of supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Certain information contained, or incorporated by reference, herein in respect of assets or corporations acquired by the Corporation has been obtained from publicly available information or provided by the vendor of the applicable assets or other third party sources.

BACKGROUND

Fairborne was incorporated as Fairborne Oil & Gas Ltd. under the *Business Corporations Act* (Alberta) (the "ABCA") on January 9, 2002. On February 8, 2002, the Corporation changed its name to Fairborne Energy Ltd.

Fairborne has been engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Western Canada since it was founded. In May of 2002, Fairborne completed two private placements pursuant to which an aggregate of (i) 4,600,000 common shares were issued to the founders of Fairborne at $1.10 per share for gross proceeds of $5,060,000 as well as 1,960,000 common share purchase warrants, and (ii) 15,150,000 Class A voting common shares were issued to various subscribers at $2.00 per share for gross proceeds of $30,300,000. The proceeds from these financings were used, in conjunction with the assumption of a capital lease, to fund the acquisition of certain producing and non-producing oil and gas properties located at Clive and Wood River in central Alberta (the "Clive/Wood River Acquisition") for a total consideration of $36,365,000. At the time of closing of the acquisition on May 31, 2002, total production from the assets acquired was approximately 2,400 BOE/d. Since closing of the Clive/Wood River Acquisition, the Corporation has conducted an extensive workover program and has acquired certain third party minority working interests in the units at Clive and Wood River and is presently proceeding with development of natural gas from coal bed methane on the Clive property. The Schedule of Revenue and Expenses for each of the years in the three year period ended December 31, 2001 and the five months ended May 31, 2001 and 2002 in respect of the properties acquired pursuant to the Clive/Wood River Acquisition are included in Appendix H to the Joint Information Circular and are incorporated herein by reference.

Effective July 2, 2003, pursuant to a plan of arrangement (the "Pivotal Arrangement") under the ABCA, Fairborne acquired all of the issued and outstanding common shares of Pivotal. Pursuant to the Pivotal Arrangement, among other things, each issued and outstanding common share of Pivotal was transferred to Fairborne in exchange for 0.485 Common Shares and Fairborne issued an aggregate of 10,576,688 Common Shares in exchange for the outstanding common shares of Pivotal. Immediately following completion of the Pivotal Arrangement, Fairborne had approximately 30.3 million Common Shares outstanding, of which former Pivotal shareholders held approximately 35% and the shareholders of Fairborne, as they existed immediately prior to completion of the transaction, held the remaining 65%. At the time of the acquisition of Pivotal, Pivotal's production was approximately 1,900 BOE/d consisting of 660 Bbls/d of oil and NGLs and 7.4 Mmcf/d of natural gas and Pivotal's net debt was approximately $14.5 million. This acquisition of Pivotal increased Fairborne's level of production by approximately 60 percent with an increased emphasis on production of natural gas. Fairborne has continued development on Pivotal's properties in the Peace River Arch area located in northwestern Alberta and the Weyburn area located in southeastern Saskatchewan and disposed on minor interests in other areas. Pivotal's audited consolidated financial statements for each of the years in the three year period ended December 31, 2002 are included in Appendix G to the Joint Information Circular and are incorporated herein by reference. In addition, Pivotal's unaudited interim comparative consolidated financial statements for the three and six months ended June 30, 2003 as set forth in Appendix G to the Case Information Circular and are incorporated herein by reference. Pro forma financial information is contained in the Pro Forma Financial Statements included in Appendix E to the Case Information Circular and are incorporated herein by reference.

Pursuant to the Pivotal Arrangement, Pivotal, which is incorporated under the ABCA, became a wholly-owned subsidiary of Fairborne. At the time of the acquisition of Pivotal, Pivotal also had one wholly-owned subsidiary, North American Explorers Inc., incorporated under the laws of Wyoming, which is now an indirect wholly-owned subsidiary of Fairborne. Fairborne is the managing partner of the Fairborne Production Partnership (an Alberta general partnership), the partners of which are Fairborne and its wholly-owned subsidiary, 988191 Alberta Ltd. Fairborne is also the managing partner of Fairborne Pivotal Production Partnership (an Alberta general partnership), which owns substantially all of Fairborne's producing oil and gas properties, the partners of which are the Fairborne Production Partnership, Fairborne and Pivotal.

On March 31, 2004, the Corporation completed the West Pembina Acquisition and on July 27, 2004, the Corporation completed the acquisition of all of the issued and outstanding common shares of Case. See "Recent Developments".

Unless the context otherwise requires, reference herein to "Fairborne" or the "Corporation" means Fairborne Energy Ltd. together with its wholly-owned subsidiaries, Pivotal, North American Explorer Inc., 988191 Alberta Ltd., Case, Case Sub Ltd., the *Fairborne Production Partnership* and the *Fairborne Pivotal Production Partnership*.

Fairborne's principal office is located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 and its registered office is located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

RECENT DEVELOPMENTS

West Pembina Acquisition and Financing

On February 27, 2004, the Corporation completed a private placement of 6,178,000 subscription receipts ("Subscription Receipts"), at a price of $6.65 each, for gross proceeds of $41,083,700. Each Subscription Receipt entitled the holder to acquire one Common Share, without the payment of any additional consideration, upon closing of the West Pembina Acquisition. Proceeds from the issuance of the Subscription Receipts were held in escrow pending closing of the West Pembina Acquisition.

On February 8, 2004, the Corporation entered into an agreement in respect of the West Pembina Acquisition to acquire operated oil, natural gas and NGL assets located in west central Alberta for a total consideration of $116 million subject to certain closing adjustments. The West Pembina Acquisition was effective January 1, 2004 with the results of operations from January 1, 2004 to closing recorded as an adjustment to the purchase price. The West Pembina Acquisition closed on March 31, 2004, at which time the proceeds from the issuance of the Subscription Receipts were released from escrow and utilized to pay a portion of the purchase price for the West Pembina Acquisition and the remainder of the purchase price was funded from the Corporation's available bank facility which was increased to $85 million. Information in respect of the properties acquired pursuant to the West Pembina Acquisition is included in the Fairborne AIF. The Schedules of Revenue and Expenses for each of the years in the three year period ended December 31, 2003, and the three months ended March 31, 2004 and 2003 in respect of the properties acquired pursuant to the West Pembina Acquisition are included in Appendix H to the Case Information Circular and are incorporated herein by reference. Pro forma financial information is contained in the pro-forma financial statements (the "Pro-Forma Financial Statements") set forth in Schedule A hereto.

Acquisition of Case Resources Inc.

On May 24, 2004, Fairborne entered into an arrangement agreement with Case, pursuant to which Fairborne acquired all of the issued and outstanding common shares of Case on the basis of 0.0909 Common Shares for each issued and outstanding common share of Case pursuant to a plan of arrangement under the ABCA (the "Case Arrangement"). In connection with the Case Arrangement, Fairborne assumed approximately $12 million in debt and working capital deficit including transaction costs. The Case Arrangement was effective July 27, 2004.

Case's principal property is located at Haynes, Alberta immediately south of Fairborne's Clive producing property and has resulted in operational enhancement and cost saving benefits as a result of the consolidation of the properties. Further, the majority of Case's undeveloped lands are located within Fairborne's West Pembina/Brazeau operating area and the relative proximity of these assets has permitted immediate integration into Fairborne's operating structure and expanded Fairborne's inventory of opportunities. Information in respect of Case's reserves are contained in the portion of Case's Statement of Reserves Data and Other Oil and Gas Information under the heading "Reserves, Data and Future Net Revenue" for the year ended December 31, 2003, which portion is incorporated herein by reference. Case's audited comparative consolidated financial statements as at and for the years ended December 31, 2003 and 2002 and its unaudited interim consolidated financial statements as at and for the six months ended June 30, 2004 are incorporated herein by reference. Pro forma financial information is contained in the Pro-Forma Financial Statements attached as Schedule A hereto.

Selected Financial Information

The following table sets out certain consolidated financial information for Fairborne as at and for the year ended December 31, 2003 and as at and for the nine months ended September 30, 2004 and certain unaudited pro forma consolidated financial information for Fairborne as at and for the year ended December 31, 2003 and as at and for the nine months ended September 30, 2004 after giving effect to the acquisition of Case pursuant to the Case Arrangement, the West Pembina Acquisition and the acquisition of Pivotal by Fairborne pursuant to the Pivotal Arrangement. See also the Pro-Forma Financial Statements attached as Schedule A hereto.

	Fairborne		Pro Forma	
	As at and for the nine months ended September 30, 2004	As at and for the year ended December 31, 2003[6]	For the nine months ended September 30, 2004[1]	For the year ended December 31, 2003[2]
	(unaudited)		(unaudited)	(unaudited)
	($ 000s except per share amounts)			
Gross Revenue, before royalties	83,534	50,888	107,506	143,373
Funds generated from operations [3]	44,830	29,150	52,887	74,843
Per share				
Basic	1.17	$1.16	$1.19	$1.78
Diluted[4]	1.09	$1.10	$1.11	$1.73
Net income	9,544	10,320	8,286	17,208
Per share				
Basic	0.25	$0.41	$0.19	$0.41
Diluted[4]	0.23	$0.39	$0.17	$0.40
Total assets	379,450	139,925	N/A	N/A
Long Term Debt	-	-	N/A	N/A
Working Capital (deficiency)[5]	(95,091)	(9,371)	N/A	N/A
Average Shares Outstanding (000's)				
Basic	38,248	25,178	44,618	42,052
Diluted[4]	41,235	26,424	47,605	43,299

Notes:

(1) After giving effect to the West Pembina Acquisition and the acquisition of Case pursuant to the Case Arrangement.

(2) After giving effect to the acquisition of Pivotal pursuant to the Pivotal Arrangement, the West Pembina Acquisition and the acquisition of Case pursuant to the Case Arrangement.

(3) The term "funds generated from operations" should not be considered as an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles. The reconciliation between net earnings and funds generated from operations can be found in the statement of cash flows in the financial statements. Funds generated from operations per share are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

(4) Treasury stock method.

(5) Including bank debt.

(6) Restated for effect of retroactively adopting new accounting standard for asset retirement obligations at January 1, 2004.

Flow-Through Share Financing

On August 10, 2004 the Corporation completed the public offering of 1,600,000 Common Shares, issued on a "flow-through" basis at an issue price of $12.50 per share for gross proceeds of $20 million. Proceeds from the offering are being used to incur CEE on the exploration of Fairborne's oil and natural gas properties.

CAPITALIZATION OF THE CORPORATION

The following table sets forth the consolidated capitalization of Fairborne as at December 31, 2003 and September 30, 2004 and as at September 30, 2004 after giving effect to the Offering.

	Authorized	As at December 31, 2003	As at September 30, 2004	As at September 30, 2004 after giving effect to the Offering
		(audited)	(unaudited)	(unaudited)
Common Shares[1]	unlimited	$73,040,241 (32,328,169 shares)	$184,817,000 (46,058,594 shares)	$219,233,240 (49,105,594 shares)
Preferred Shares	unlimited	nil	nil	nil
Long Term Debt and Working Capital[2]		($9,370,682)	($95,091,000)	($60,674,760)

Notes:

(1) In addition, Fairborne has 3,522,583 Common Shares reserved for issuance pursuant to outstanding options exercisable at prices ranging from $1.75 to $11.90 and 1,960,000 Common Shares issuable at an exercise price of $3.50 per share pursuant to outstanding common share purchase warrants exercisable until May 30, 2006.

(2) Fairborne has an $105 million demand revolving operating credit facility from two Canadian chartered banks. Amounts outstanding under the facility bear interest at the bank's prime rate subject to adjustment if the debt to cash flow ratio exceeds 1.5 to 1 and are secured by a floating charge on all real property and a general security agreement. The facility is subject to regular review and availability under the facility is subject to the bank's valuation of petroleum and natural gas properties.

(3) As at September 30, 2004 Fairborne had retained earnings of $22,374,000, contributed surplus of $853,000, an asset retirement obligation of $12,997,000 and future income taxes of $34,086,000.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. The holders of the Common Shares are entitled to vote at all meetings of shareholders of Fairborne except meetings at which only holders of another specified class or series of shares are entitled to vote, and are entitled to one vote at all such meetings in respect of each Common Share held. Subject to the prior rights of the holders of the preferred shares, the holders of the Common Shares are entitled to receive any dividend declared by the board of directors of Fairborne and to receive the remaining property of Fairborne upon dissolution. As at December 14, 2004 there were 46,154,594 Common Shares issued and outstanding and no preferred shares were outstanding.

USE OF PROCEEDS

The net proceeds to the Corporation from the sale of the Common Shares and the Flow-Through Shares hereunder are estimated to be $34,416,240 after deducting the Underwriters' fee of $1,440,260 and the estimated expenses of the offering of $150,000. The net proceeds of the Offering will be used by the Corporation to temporarily reduce bank indebtedness, which will be redrawn and applied for capital expenditures with an amount equal to the subscription amount for the Flow-Through Shares used to incur CEE. See "Plan of Distribution".

PLAN OF DISTRIBUTION

Pursuant to an agreement dated December 3, 2004 (the "Underwriting Agreement") between the Corporation and the Underwriters: (i) the Corporation has agreed to issue and sell an aggregate of 2,725,000 Common Shares and the Underwriters have severally agreed to purchase on or about December 23, 2004, or such other date as may be agreed upon but not later than December 31, 2004, all of such Common Shares at a price of $11.50 per Common Share; and (ii) the Underwriters have agreed to act as, and the Corporation has appointed the Underwriters as, the sole and exclusive agents of the Corporation to offer an aggregate of 322,000 Flow-Through Shares for sale at a price of $14.50 per Flow-Through Share, subject to compliance with all necessary legal requirements and terms and conditions of the Underwriting Agreement. The Underwriters have agreed that in the event that less than 322,000 Flow-Through Shares are sold by the Underwriters as agents, the Underwriters shall, subject to the terms and conditions of the Underwriting Agreement, purchase as principals, at a price of $14.50 per Flow-Through Share, the Flow-Through Shares not sold by the Underwriters as agents. The Underwriting Agreement provides that the Corporation will pay the Underwriters a fee of $0.46 per Common Share and $0.58 per Flow-Through Share for an aggregate fee of $1,440,260, in consideration for their services in connection with this Offering. The offering price of the Common Shares and the Flow-Through Shares was determined by negotiation between the Corporation and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated upon the occurrence of certain stated events. If an Underwriter fails to purchase the Common Shares or Flow-Through Shares which it has agreed to purchase, the remaining Underwriter or Underwriters may terminate their obligation to purchase their allotment of Common Shares or Flow-Through Shares, or may, but are not obligated to, purchase the Common Shares and Flow-Through Shares not purchased by the Underwriter or Underwriters which fail to purchase. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement. The Corporation has agreed to indemnify the Underwriters and their respective affiliates, shareholders, directors, partners, officers, employees and agents against certain liabilities.

It is expected that Closing of the Offering will occur on or about December 23, 2004, or such other date not later than December 31, 2004 as the Corporation and the Underwriters may agree. Definitive certificates representing the Common Shares and the Flow-Through Shares will be available for delivery at closing.

The TSX has conditionally approved the listing of the shares distributed under this short form prospectus on the TSX. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before March 1, 2005.

The Corporation has agreed with the Underwriters that it will not, during the period of 90 days following the date of Closing, issue or sell any Common Shares or any securities convertible into or exchangeable for Common Shares, without the prior written consent of Canaccord Capital Corporation and Sprott Securities Inc. on behalf of the Underwriters, such consent not to be unreasonably withheld, other than any issue of options pursuant to the Corporation's stock option plan or any issue of Common Shares pursuant to options under the Corporation's stock option plan or to satisfy outstanding instruments.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares. In connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Common Shares and the Flow-Through Shares offered hereby have not been and will not be registered under the *United States Securities Act or 1933*, as amended (the "**U.S. Securities Act**"), or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons (as such term is defined in

Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the Common Shares that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the U.S. Securities Act. The Underwriting Agreement also permits the Underwriters to arrange for certain institutional accredited investors to purchase Common Shares directly from the Corporation pursuant to exemptions from registration under the U.S. Securities Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares outside the United States only in accordance with Regulation S under the U.S. Securities Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Common Shares offered under this short form prospectus within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

DETAILS OF THE OFFERING

This offering consists of 2,725,000 Common Shares at a price of $11.50 per share and 322,000 Flow-Through Shares at a price of $14.50 per share.

Flow-Through Shares – Renunciation of CEE

The Flow-Through Shares will be issued as "flow-through shares" under the Tax Act. The Corporation will incur on or before December 31, 2005, and renounce to each subscriber of Flow-Through Shares effective on or before December 31, 2004, CEE in an amount equal to the aggregate purchase price paid by such subscriber. See "Canadian Federal Income Tax Considerations."

Subscriptions for Flow-Through Shares will be made pursuant to one or more subscription and renunciation agreements (collectively, the "**Subscription Agreement**") to be made between the Corporation and one or more of the Underwriters or one or more sub-agents of an Underwriter, as agent for, on behalf of and in the name of all subscribers of Flow-Through Shares. **Subscribers who place an order to purchase Flow-Through Shares with an Underwriter, or any sub-agent of an Underwriter, will be deemed to have authorized any of such Underwriters, or such sub-agents, to execute and deliver, on their behalf, the Subscription Agreement.**

Pursuant to the Subscription Agreement, the Corporation will covenant and agree (i) to incur on or before December 31, 2005 and renounce to the subscriber effective on or before December 31, 2004, CEE in an amount equal to the aggregate purchase price paid by such subscriber for the Flow-Through Shares, and (ii) that if the Corporation does not renounce to such subscriber, effective on or before December 31, 2004, CEE equal to such amount, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Corporation shall indemnify the subscriber for an amount equal to the amount of any tax payable or that may become payable under the Tax Act (and under any corresponding provincial legislation) by the subscriber as a consequence of such failure or reduction. The Subscription Agreement will contain additional representations, warranties, covenants and agreements by the Corporation in favour of the subscriber of Flow-Through Shares which are consistent with and supplement the Corporation's obligations as described in this short form prospectus.

The Subscription Agreement will also provide representations, warranties and agreements of the subscriber, and by its purchase of Flow-Through Shares each subscriber of Flow-Through Shares offered hereunder will be deemed to have represented, warranted and agreed, for the benefit of the Corporation and the Underwriters that: (i) neither the subscriber nor any beneficial purchaser for whom it is acting is a non-resident of Canada for the purposes of the Tax Act; (ii) the subscriber, and any beneficial purchaser for whom it is acting deals, and until January 1, 2006 will continue to deal, at arm's length with the Corporation for the purposes of the Tax Act; (iii) the subscriber, if an individual, is of the full age of majority and otherwise is legally competent to enter into the Subscription Agreement; (iv) other than as provided herein and in the Subscription Agreement, the subscriber waives any right that it may have to any potential incentive grants, credits and similar or like payments or benefits which accrue as a result of the operations relating to CEE and acknowledges that all such grants, credits, payments or benefits accrue to the benefit of the Corporation; (v) the subscriber has received and reviewed a copy of

this short form prospectus; and (vi) the liability of the Corporation to renounce CEE shall be limited to the extent specifically stated in this short form prospectus and the Subscription Agreement.

Notwithstanding the foregoing, the Corporation may enter into one or more subscription and renunciation agreements for Flow-Through Shares on such other terms as may be agreed to by the Corporation and the applicable subscriber.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is a fair and adequate summary of the principal Canadian federal income tax considerations generally relevant to a subscriber who purchases Common Shares and/or Flow-Through Shares pursuant to this Offering and who, for purposes of the Tax Act and at all relevant times, is resident in Canada, deals at arm's length and is not affiliated with the Corporation and holds the Common Shares and Flow-Through Shares as capital property. The Common Shares and Flow-Through Shares will generally constitute capital property to a holder thereof unless the holder holds the Common Shares and Flow-Through Shares in the course of carrying on a business of buying and selling securities or acquires the Common Shares and Flow-Through Shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain shareholders who might not otherwise be considered to hold their Common Shares and Flow-Through Shares as capital property may, in certain circumstances, be entitled to have them and all other Canadian securities treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Shareholders considering making such election should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the "**Regulations**"), all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "**CRA**"). Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law or administrative practice, nor does it take into account provincial or territorial tax laws of Canada or the tax laws of any foreign jurisdiction. No assurance can be given that the Proposed Amendments will be enacted as proposed (or at all) or that legislative, judicial or administrative changes will not alter the statements made herein.

This summary does not apply to a subscriber (i) that is a "principal-business corporation" within the meaning of the Tax Act; (ii) whose business includes trading or dealing in rights, licenses or privileges to explore for, drill for or take minerals, petroleum, natural gas or other related hydrocarbons; (iii) that is a "financial institution", "specified financial institution" or an interest in which constitutes a "tax shelter investment", all within the meaning of the Tax Act; or (iv) that is a partnership or trust.

This summary assumes that the Corporation will make all necessary tax filings in respect of the issuance of the Flow-Through Shares and the renunciation of CEE in the manner and within the time required by the Tax Act and the Regulations, that the Corporation will incur sufficient CEE to enable it to renounce to subscribers all of the CEE covenanted to be renounced by the Corporation pursuant to the Subscription Agreement effective on the dates set out therein and that all expenses discussed herein will be reasonable in amount. This summary assumes that the Corporation will be a "principal-business corporation" at all material times and that the Flow-Through Shares, when issued, will not be "prescribed shares", all within the meaning of the Tax Act.

The income tax consequences to a particular subscriber of an investment in Flow-Through Shares will vary according to a number of factors including the legal status of the subscriber as an individual, a trust, a corporation or a partnership, the province or provinces in which the subscriber resides, carries on business or has a permanent establishment and the amount that would be the subscriber's taxable income but for the investment in the Flow-Through Shares.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular subscriber. Accordingly, each potential subscriber should obtain independent advice regarding the income tax consequences of investing in the Common shares and/or Flow-Through Shares with reference to the subscriber's own particular circumstances.

Canadian Exploration Expense

The Corporation will be entitled to renounce CEE incurred by it to subscribers in an amount equal to the subscription price for the Flow-Through Shares as permitted by and in accordance with the Tax Act. Such CEE that is properly renounced to a subscriber will be deemed to be CEE incurred by the subscriber on the effective date of the renunciation.

The Corporation generally will be entitled to renounce CEE incurred by it on or after the date that subscriptions for the Flow-Through Shares are accepted, less (i) any previous renunciations with respect to such expenses, (ii) any portion of those expenses which are prescribed under the Regulations as being "Canadian exploration and development overhead expenses", (iii) certain seismic expenses, and (iv) any assistance that the Corporation has received, is entitled to receive, or may reasonably be expected to receive at any time which is reasonably related to those expenses. The Corporation may not renounce to subscribers an amount in excess of the amount paid by the subscribers for the Flow-Through Shares. Further, the Corporation will not be entitled to renounce CEE to the extent that such renunciation, if effective, would cause the Corporation's own cumulative CEE ("**CCEE**") to be a negative amount.

Certain CEE incurred pursuant to a flow-through share agreement and within 12 months after the end of the calendar year in which the flow-through shares are issued (the "preceding calendar year") can be treated as if incurred in the preceding calendar year, provided that the subscription price for the relevant flow-through shares has been paid for in money during the preceding calendar year, the subscriber deals at arm's length with the Corporation throughout that 12 month period and the renunciation has been duly made within 90 days after the end of such preceding calendar year. In the event the Corporation does not fully expend the amounts renounced by the end of the year of the renunciations the Corporation will be required to reduce the amount previously renounced and the subscribers' income tax returns for the years in which the expenditures were claimed will be reassessed accordingly. However, interest will generally not be levied in respect of such reassessments until April, 2006.

A subscriber for Flow-Through Shares to whom the Corporation renounces CEE will have such CEE added to the subscriber's CCEE. A subscriber may deduct in computing the subscriber's income from all sources for a taxation year an amount not exceeding 100% of the balance of the subscriber's CCEE at the end of that taxation year. Deductions claimed by a subscriber reduce the subscriber's CCEE by the amount claimed. To the extent that a subscriber does not deduct the full CCEE balance at the end of the taxation year, the balance will be carried forward and the subscriber will be entitled to claim deductions in respect thereof in subsequent taxation years in accordance with, and subject to the restrictions under, the provisions of the Tax Act. If at the end of a taxation year the reductions in calculating a subscriber's CCEE exceed the additions thereto, the excess must be included in computing the subscriber's income for that year and the subscriber's CCEE will thereupon have a nil balance. The disposition of Flow-Through Shares will not reduce a subscriber's CCEE. Certain restrictions apply in respect of the deduction of CCEE following an acquisition of control and certain reorganizations of a corporate subscriber. Corporate subscribers should consult their own tax advisors with respect to the application of these rules.

A subscriber who disposes of Flow-Through Shares will retain the entitlement to receive renunciations of CEE from the Corporation as described above, as well as the ability to deduct any CEE previously deemed to have been incurred by the subscriber, and a subsequent purchaser of such Flow-Through Shares will not be entitled to any renunciation of any CEE in respect thereof.

Disposition of Common Shares and Flow-Through Shares

A disposition or deemed disposition of a Common Share or a Flow-Through Share (other than to the Corporation) will result in the holder thereof realizing a capital gain (or a capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the holder's adjusted cost base of such shares and reasonable costs of the disposition. **For tax purposes, the initial cost to a subscriber of the Flow-Through Shares is deemed to be nil and the initial cost to a subscriber of a Common Share will be equal to the subscription price.** The adjusted cost base of any Common Shares or Flow-Through Shares acquired pursuant to this Offering will generally be the average of the cost of all such shares including all other Common Shares held by the holder for the purpose of calculating capital gains or capital losses on subsequent dispositions of such shares.

One-half of any such capital gain (a taxable capital gain) must be included in computing the income of the holder in the year of disposition, and one-half of any such capital loss (an allowable capital loss) generally must be deducted against taxable capital gains realized by the holder in the year of disposition. Allowable capital losses in excess of taxable capital gains for the year of disposition generally may be deducted by the holder against net taxable capital gains realized in any of the three preceding years or in any subsequent year, subject to various detailed provisions of the Tax Act including provisions that apply to corporate holders after a change of control.

Cumulative Net Investment Loss

One half of the amount of CEE renounced to a subscriber will be added to the subscriber's cumulative net investment loss ("**CNIL**") account. A subscriber's CNIL account may impact a subscriber's ability to access the capital gains deduction available on the disposition of certain qualifying small business corporation shares and farm property.

Minimum Tax

Pursuant to the alternative minimum tax rules in the Tax Act, the tax otherwise payable under Part I of the Tax Act by an individual (other than certain trusts) will not be less than the minimum amount computed by reference to the individual's "adjusted taxable income" for the year. For these purposes the minimum amount generally means the "aggregate percentage" (currently 16%) of adjusted taxable income in excess of $40,000. In calculating adjusted taxable income for this purpose, certain deductions and credits otherwise available are disallowed and certain amounts otherwise not taxable are included in income. These disallowed items include deductions for CEE to the extent the deductions exceed the individual's resource income before deduction of those amounts, and deductions for carrying charges which relate to an investment in flow-through shares to the extent that such deductions exceed the individual's resource income after deductions for resource expenses, including CEE. Also included in adjusted taxable income are 80% of capital gains. Whether and to what extent a particular individual will be subject to minimum tax will depend upon the amount of the individual's income, the sources from which it is derived and the nature and amount of any deductions that are claimed. Any additional tax payable for a year resulting from the application of the minimum tax provisions is recoverable to the extent the tax otherwise determined exceeds the minimum amount for any of the following seven taxation years.

ELIGIBILITY FOR INVESTMENT

In the opinion of Burnet, Duckworth & Palmer LLP and Blake, Cassels & Graydon LLP, and subject to the provisions of any particular plan, the Common Shares when issued will be qualified investments, within the meaning of the Tax Act, for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans and will not constitute "foreign property" under the Tax Act and the regulations thereunder for persons subject to tax under Part XI of the Tax Act.

RISK FACTORS

An investment in the Common Shares or Flow-Through Shares is speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and production of, oil and the natural gas reserves. An investor should carefully consider the risk factors set forth below and consider all other information contained herein and incorporated herein by reference.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Corporation's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that

the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although the Corporation maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Corporation makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired business may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that the Corporation can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of the Corporation, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Corporation.

Competition

Oil and gas exploration is intensely competitive in all its phases and involves a high degree of risk. The Corporation competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Corporation's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of the Corporation. The Corporation's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "Industry Conditions" in the Fairborne AIF, incorporated herein by reference. The Corporation's operations may require licenses from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects and the obtaining of such licences and permits may delay operations of the Corporation.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases." The Corporation's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject the Corporation to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those in the *Climate Change and Emissions Management Act* (Alberta), may require the reduction of emissions or emissions intensity produced by the Corporation's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of the Corporation.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although the Corporation believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects. See "Industry Conditions" in the Fairborne AIF, incorporated herein by reference.

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control. The Corporation's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Corporation may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The Corporation's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Corporation's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil

and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation. These factors include economic conditions, in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

The exchange rate between the Canadian and U.S. dollar also affects the profitability of the Corporation and the Canadian dollar has strengthened recently against the U.S. dollar.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to the Corporation are in part determined by the Corporation's borrowing base. A sustained material decline in prices from historical average prices could reduce the Corporation's borrowing base, therefore reducing the bank credit available to the Corporation which could require that a portion, or all, of the Corporation's bank debt be repaid.

Substantial Capital Requirements

The Corporation anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Corporation's revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's financial condition, results of operations or prospects.

Additional Funding Requirements

The Corporation's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Corporation may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Corporation's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation's ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to the Corporation.

Issuance of Debt

From time to time the Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. Depending on future exploration and development plans, the Corporation may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Corporation's articles nor its by-laws limit the amount of indebtedness that the Corporation may incur. The level of the Corporation's indebtedness from time to time, could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases and the Corporation may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements. Similarly, from time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Corporation will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities. To the extent the Corporation is not the operator of its oil and gas properties, the Corporation will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. It is the practice of the Corporation in acquiring significant oil and gas leases or interest in oil and gas leases to fully examine the title to the interest under the lease. In the case of minor acquisitions the Corporation may rely upon the judgment of oil and gas lease brokers or landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest. The Corporation believes that this practice is widely followed in the oil and gas industry. Nevertheless, there may be title defects which affect lands comprising a portion of the Corporation's properties. To the extent title defects do exist, it is possible that the Corporation may lose all or a portion of its right, title, estate and interest in and to the properties to which the title relates.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and cash flows to be derived therefrom, including many factors beyond the Corporation's control. The reserve and associated cash flow information incorporated herein by reference represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

In accordance with applicable securities laws, Gilbert Laustsen Jung Associates Ltd. ("**GLJ**") and Sproule Associates Limited ("**Sproule**"), in preparing the reserve reports incorporated by reference herein, have used both constant and forecast price and cost estimates in calculating reserve quantities included herein. Actual future net revenue will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and revenues derived therefrom will vary from the estimates contained in the reports prepared by GLJ and Sproule and such variations could be material. Such reports are based in part on the assumed success of activities the Corporation intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom will be reduced to the extent that such activities do not achieve the level of success assumed in the reports. The reports are effective as of specific effective dates and have not been updated and thus do not reflect changes in the Corporation's resources since such dates.

Insurance

The Corporation's involvement in the exploration for and development of oil and natural gas properties may result in the Corporation becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling the Corporation will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Corporation. The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Corporation's financial position, results of operations or prospects.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expend, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licences and Leases

The Corporation's properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's results of operations and business.

Uncertainty of Global Financial Markets

On September 11, 2001, the United States was the subject of terrorist attacks resulting in significant loss of life and property damage. The events of September 11, 2001 and the response of the United States and other nations have created an environment of uncertainty in global financial markets, the effect of which could have a material impact upon the Corporation, its business and its ability to finance operations.

Dividends

The Corporation has not paid any dividends on its outstanding shares. Payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and other business considerations as the board of directors of the Corporation considers relevant.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on the Corporation and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Corporation.

Third Party Credit Risk

The Corporation is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures could have a material adverse effect on the Corporation and its cash flow from operations.

Conflicts of Interest

The directors or officers of the Corporation may also be directors or officers of other oil and gas companies or otherwise involved in natural resource exploration and development and situations may arise where they are in a conflict of interest with the Corporation. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Reliance on Key Personnel

The Corporation's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. The Corporation does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Common Shares and the Flow-Through Shares offered hereby will be passed upon on behalf of the Corporation by Burnet, Duckworth & Palmer LLP, Calgary, Alberta and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, Calgary, Alberta.

INTERESTS OF EXPERTS

No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this short form prospectus or in a document that is specifically incorporated by reference into this short form prospectus as having prepared or certified a part of this short form prospectus, or a report or valuation described in this short form prospectus or in a document specifically incorporated by reference

into this short form prospectus, has received or shall receive a direct or indirect interest in the property of the Corporation or of any associate or affiliate of the Corporation. As of the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, each owned, directly or indirectly, less than 1% of the outstanding Common Shares. As of the date hereof, the principals of GLJ or of Sproule did not beneficially own, directly or indirectly, any of the outstanding Common Shares.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, except for C. Steven Cohen, the Corporate Secretary of the Corporation, who is a partner at Burnet, Duckworth & Palmer LLP, which law firm renders legal services to the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CONSENT OF DELOITTE & TOUCHE LLP

We have read the short form prospectus of Fairborne Energy Ltd. (the "Corporation") dated December 15, 2004 qualifying the distribution of 3,047,000 common shares of the Corporation, of which 322,000 common shares are to be issued on a "flow-through" basis. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Case Resources Inc. ("Case") on the consolidated balance sheets of Case as at December 31, 2003 and 2002 and the consolidated statements of earnings and deficit and cash flows for the years then ended. Our report is dated February 27, 2004.

Calgary, Canada
December 15, 2004

(signed) "*DELOITTE & TOUCHE LLP*"
Chartered Accountants

CONSENT OF KPMG LLP

To the Board of Directors of Fairborne Energy Ltd.

We have read the short form prospectus of Fairborne Energy Ltd. dated December 15, 2004 relating to the sale and issuance of 3,047,000 common shares of Fairborne Energy Ltd., of which 322,000 common shares are to be issued on a flow-through basis. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Fairborne Energy Ltd. on the consolidated balance sheets of Fairborne Energy Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 2003 and for the seven month period from May 31, 2002 to December 31, 2002. Our report is dated March 31, 2004.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the directors of Fairborne Energy Ltd. on the schedule of revenue and expenses for selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for each of the years in the three year period ended December 31, 2003. Our report is dated June 10, 2004.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the directors of Pivotal Energy Ltd. on the consolidated balance sheet of Pivotal Energy Ltd. as at December 31, 2002 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the year ended December 31, 2002. Our report is dated March 27, 2003.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the directors of Fairborne Energy Ltd. on the schedule of revenue and expenses for selected properties referred to in the purchase and sale agreement dated April 4, 2002 between Fairborne Energy Ltd. and Devon Canada Corporation and Devon ARL Corporation and the amending agreement dated May 31, 2002 between Fairborne Energy Ltd., 988191 Alberta Ltd., and Devon Canada Corporation, Devon ARL Corporation, 413486 Alberta Ltd. and 418263 Alberta Ltd. for each of the years in the three year period ended December 31, 2001. Our report is dated February 24, 2003.

(signed) "*KPMG LLP*"

Chartered Accountants

Calgary, Canada
December 15, 2004

CONSENT OF MOODY SHIKAZE BOULET LLP

To the Board of Directors of Fairborne Energy Ltd.

We have read the short form prospectus of Fairborne Energy Ltd. dated December 15, 2004 relating to the sale and issuance of 3,047,000 common shares of the Corporation, of which 322,000 common shares are to be issued on a flow-through basis. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference from the joint information circular to a plan of arrangement involving Pivotal Energy Ltd. (formerly Manhattan Resources Ltd.) and Fairborne Energy Ltd. dated June 2, 2003 (the "Pivotal Circular") in the above-mentioned short form prospectus. The Pivotal Circular contains our report to the directors of Pivotal Energy Ltd. on the balance sheets of the company as at December 31, 2001 and 2000 and the statements of earnings, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2001. Our report is dated March 11, 2002.

(signed) "*Moody Shikaze Boulet LLP*"

Chartered Accountants

Calgary, Canada
December 15, 2004

SCHEDULE A

PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT

To the Board of Directors of Fairborne Energy Ltd.

We have read the accompanying unaudited pro forma combined statements of operations of Fairborne Energy Ltd. (the "Company") for the nine months ended September 30, 2004 and for the year ended December 31, 2003 and have performed the following procedures:

1. Compared the figures in the columns captioned "Fairborne Energy Ltd." to the unaudited consolidated financial statements of Fairborne Energy Ltd. (the "Company") for the nine months ended September 30, 2004 and the audited consolidated financial statements of the Company for the year ended December 31, 2003, respectively, and found them to be in agreement.
2. Compared the figures in the columns captioned "Case Resources Inc. six months ended June 30, 2004" and "Case Resources Inc. year ended December 31, 2003" to the unaudited consolidated financial statements of Case Resources Inc. for the six months ended June 30, 2004, and the audited consolidated financial statements of Case Resources Inc. for the year ended December 31, 2003, respectively, and found them to be in agreement.
3. Compared the figures in the column captioned "Case Resources Inc. for the twenty seven days ended July 27, 2004" to the unaudited consolidated financial statements of Case Resources Inc. for the twenty seven days ended July 27, 2004 and found them to be in agreement.
4. Compared the figures in the columns captioned "Selected properties acquired by Fairborne Energy Ltd." to the unaudited Schedule of Revenue and Expenses for selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company (the "Schedule") for the three months ended March 31, 2004, and the audited Schedule for the year ended December 31, 2003, respectively, and found them to be in agreement.
5. Compared the figures in the column captioned "Pivotal Energy Ltd." to the unaudited consolidated financial statements of Pivotal Energy Ltd. for the six months ended June 30, 2003, and found them to be in agreement.
6. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
   a. the basis for determination of the pro forma adjustments; and
   b. whether the pro forma combined statements of operations comply as to form in all material respects with the published requirements of the Canadian Securities legislation.

The officials:

a. described to us the basis for determination of the pro forma adjustments; and

b. stated that the pro forma combined statements of operations comply as to form in all material respects with the published requirements of the Canadian securities legislation.

7. Read the notes to the pro forma combined statements of operations, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

8. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the respective columns for the nine months ended September 30, 2004 and for the year ended December 31, 2003, and found the amounts in the columns captioned "Pro Forma Combined" to be arithmetically correct.

A pro forma combined statement of operations is based on management assumptions and adjustments which are inherently subjective. The forgoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma combined statements of operations, and we therefore, make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) *"KPMG LLP"*

Chartered Accountants

Calgary, Canada
December 15, 2004

FAIRBORNE ENERGY LTD.

Pro Forma Combined Statement of Operations

Nine months ended September 30, 2004
(Unaudited)
($ thousands)

	Fairbome Energy Ltd. (nine months ended September 30, 2004)	Selected properties acquired by Fairborne Energy Ltd. (three months ended March 31, 2004)	Case Resources Inc. (six months ended June 30, 2004)	Case Resources Inc. (twenty seven days ended July 27, 2004)	Adjustments (Note 2)	Pro Forma Combined
Revenue						
Petroleum and natural gas	$ 83,534	$ 11,955	$ 10,379	$ 1,638	$ –	$ 107,506
Royalties	(18,117)	(2,228)	(2,424)	(413)	–	(23,182)
	65,417	9,727	7,955	1,225	–	84,324
Expenses						
Production	14,789	2,715	1,949	308	–	19,761
General and administrative	4,416	–	1,926	2,316	–	8,658
Interest	1,575	–	134	32	861	2,602
Depletion, depreciation and accretion	28,146	–	2,562	385	7,500	38,593
	48,926	2,715	6,571	3,041	8,361	69,614
Income (loss) before taxes	16,491	7,012	1,384	(1,816)	(8,361)	14,710
Taxes						
Capital taxes	387	–	25	4	–	416
Future income taxes (reduction)	6,560	–	536	(629)	(459)	6,008
	6,947	–	561	(625)	(459)	6,424
Net income (loss)	$ 9,544	$ 7,012	$ 823	$ (1,191)	$ (7,902)	$ 8,286
Net income per share						
Basic	$ 0.25					$ 0.19
Diluted	$ 0.23					$ 0.17

See accompanying notes to pro forma combined statements of operations.

FAIRBORNE ENERGY LTD.

Pro Forma Combined Statement of Operations

Year ended December 31, 2003
(Unaudited)
($ thousands)

	Fairborne Energy Ltd. (year ended December 31, 2003)	Selected properties acquired by Fairborne Energy Ltd. (year ended December 31, 2003)	Case Resources Inc. (year ended December 31, 2003)	Pivotal Energy Ltd. (six months ended June 30, 2003)	Adjustments (Note 3)	Pro Forma Combined
Revenue						
Petroleum and natural gas	$ 50,887	$ 57,520	$ 23,355	$ 11,611	$ –	$ 143,373
Royalties	(9,436)	(10,496)	(5,407)	(3,092)	–	(28,431)
	41,451	47,024	17,948	8,519	–	114,942
Expenses						
Production	8,365	13,828	3,394	2,394	–	27,981
General and administrative	3,369	–	2,629	1,693	–	7,691
Interest	517	–	143	215	2,918	3,793
Site restoration	1,406	–	382	150	(1,938)	–
Depletion, depreciation and accretion	12,163	–	4,183	3,536	28,208	48,090
	25,820	13,828	10,731	7,988	29,188	87,555
Income (loss) before taxes	15,631	33,196	7,217	531	(29,188)	27,387
Taxes						
Capital taxes	204	–	30	21	379	634
Future income taxes (reduction)	5,253	–	447	(1,061)	4,906	9,545
	5,457	–	477	(1,040)	5,285	10,179
Net income (loss)	$ 10,174	$ 33,196	$ 6,740	$ 1,571	$ (34,473)	$ 17,208
Net income per share						
Basic	$ 0.40					$ 0.41
Diluted	$ 0.39					$ 0.40

See accompanying notes to pro forma combined statements of operations.

FAIRBORNE ENERGY LTD.

Notes to Pro Forma Combined Statements of Operations

For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)

---

1. Basis of presentation:

Fairborne is a resource based company engaged in the exploration for, and development and production of natural gas, natural gas liquids and crude oil in Western Canada. Fairborne was incorporated under the laws of the Province of Alberta on January 9, 2002 and commenced active operations with the purchase of certain petroleum and natural gas properties and equipment on May 31, 2002.

The accompanying unaudited pro forma combined statements of operations have been prepared by management of Fairborne in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma combined statement of operations for the nine months ended September 30, 2004 is based on:

(a) the unaudited consolidated statement of operations of Fairborne for the nine months ended September 30, 2004;

(b) the unaudited schedule of revenue and expenses for the selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for the three months ended March 31, 2004;

(c) the unaudited consolidated statement of earnings of Case Resources Inc. ("Case") for the six months ended June 30, 2004; and

(d) the unaudited consolidated statement of loss of Case for the twenty seven days ended July 27, 2004.

The unaudited pro forma combined statement of operations for the year ended December 31, 2003 is based on:

(a) the audited statement of operations of Fairborne Energy Ltd. for the year ended December 31, 2003;

(b) the audited schedule of revenue and expenses for the selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for the year ended December 31, 2003;

(c) the audited consolidated statement of earnings of Case for the year ended December 31, 2003; and

(d) the unaudited consolidated statement of operations of Pivotal Energy Ltd. for the six months ended June 30, 2003.

FAIRBORNE ENERGY LTD.

Notes to Pro Forma Combined Statements of Operations, page 2

For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)

---

1. Basis of presentation (continued):

The pro forma combined statements of operations may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto of the financial statements referred to above.

2. Pro forma transaction and assumptions (September 30, 2004):

The pro forma combined statement of operations for the nine months ended September 30, 2004 gives effect to the following transactions and adjustments effective January 1, 2004:

(i) The acquisition of the selected properties acquired from BP Canada Energy Company, as if it had occurred on January 1, 2004, instead of actual closing date of March 31, 2004.

(ii) The issuance in connection with the acquisition of the selected properties acquired from BP Canada Energy Company of 6,178,000 common shares for net proceeds of approximately $38.9 million, as if it had occurred on January 1, 2004, instead of actual closing date of March 31, 2004.

(iii) The acquisition of Case as if it had occurred on January 1, 2004, instead of actual closing date of July 27, 2004.

(iv) Interest expense has been increased to reflect the impact of $71.9 million of bank indebtedness incurred on the acquisition of the selected properties acquired from BP Canada Energy Company, assuming an interest rate of 5%.

(v) Accretion of the asset retirement obligations has been increased to reflect the impact of the selected properties acquired from BP Canada Energy Company.

(vi) A provision for depletion and depreciation based on combining reserves, production and cost of the capital assets under the full cost method of accounting for oil and gas properties.

(vii) Future income taxes have been adjusted to reflect the impact of the above adjustments.

FAIRBORNE ENERGY LTD.

Notes to Pro Forma Combined Statements of Operations, page 3

For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)

---

3. Pro forma transactions and assumptions (December 31, 2003):

The pro forma combined statement of operations for the year ended December 31, 2003 gives effect to the following transactions and adjustments effective January 1, 2003:

(i) The acquisition of the selected properties acquired from BP Canada Energy Company, as if it had occurred on January 1, 2003, instead of actual closing date of March 31, 2004.

(ii) The issuance in connection with the acquisition of the selected properties acquired from BP Canada Energy Company of 6,178,000 common shares for net proceeds of approximately $38.9 million, as if it had occurred on January 1, 2003, instead of actual closing date of March 31, 2004.

(iii) The acquisition of Case as if it had occurred on January 1, 2003, instead of actual closing date of July 27, 2004.

(iv) The business combination of Pivotal Energy Ltd. and Fairborne as if it had occurred on January 1, 2003 instead of the actual closing date of July 2, 2003.

(v) Interest expense has been increased to reflect the impact of $71.9 million of bank indebtedness incurred on the acquisition of the selected properties acquired from BP Canada Energy Company, assuming an interest rate of 4%.

(vi) The provision for future site restoration was eliminated as a result of Fairborne adopting new accounting standards relating to asset retirement obligations as outlined in note 1 of Fairborne's interim consolidated financial statements as at and for the three and nine months ended September 30, 2004. Accretion was increased to reflect the impact of the selected properties acquired from BP Canada Energy Company, Case and Pivotal Energy Ltd.

(vii) A provision for depletion and depreciation based on combining reserves, production and cost of the capital assets under the full cost method of accounting for oil and gas properties.

(viii) Capital taxes have been adjusted to reflect the increased capitalization. Future income taxes have been adjusted to reflect the impact of the above adjustments.

CERTIFICATE OF THE CORPORATION

Date: December 15, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta and Ontario.

(signed) Richard A. Walls
President and
Chief Executive Officer

(signed) Robert A. Maitland
Vice President, Finance and
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Gary F. Aitken
Director

(signed) Donald J. Nelson
Director

CERTIFICATE OF THE UNDERWRITERS

Date: December 15, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta and Ontario.

CANACCORD CAPITAL CORPORATION

By: (signed) Richard A. Grafton

SPROTT SECURITIES INC.

By: (signed) Philip J. Moore

GMP SECURITIES LTD.

By: (signed) Wade R. Felesky

FIRSTENERGY CAPITAL CORP.

By: (signed) John S. Chambers



Geological and Petroleum Engineering Consultants

Executive Officers, Managers and Associates
K.H. Crowther*, B.S., P.Eng., *President*
R.K. MacLeod*, B.S., P.Eng., *Executive Vice-President*
R. Cech*, M.Sc., P.Eng., *Senior Vice-President, International*
J.L. Chipperfield*, B.Sc., P.Geol., *Vice-President, Geoscience; Corporate Secretary*
H.J. Helwerda*, B.Sc., P.Eng., *Vice-President, Engineering, Canada and U.S.*
*Director

D.J. Carsted, CD, B.Sc., P.Geol., *Manager, Geoscience*
R. Gerritse, B.Sc., *Manager, Systems*
D.W.C. Ho, B.A.Sc., P.Eng., *Manager, Engineering*
R.N. Johnson, B.Sc., P.Eng., *Manager, Engineering*
M.W. Maughan, B.S., P.Geol., C.P.G., *Manager, Geoscience*
L.S. O'Connor, B.S., C.P.G., *Manager, Denver*
G.D. Robinson, B.Sc., P.Eng., *Manager, Engineering*
J. W. Arsenault, B.S. Eng.
H.J. Firla, B.S., P.Eng.
C.J. Henderson, B.Eng., P.Eng.
B.F. Jose, M.Sc., P.Geoph.

P.B. Jung, B.S., P.Eng.
A. Kovaltchouk, M.Sc., P.Geol.
M.J. O'Blenes, M.Sc., P.Eng.
S.W. Pennell, B.Sc., Eng.
M.W. Sargent, Ph.D., P.Geol.
J.P. Seidle, Ph.D., P.E.
P.C. Sidey, B.Sc., P.Eng.
N.T. Stewart, B.A.Sc., P.Eng.
W.J. Waddell, B.Sc., P.Geol.
F.P.R. Williams, B.Eng., P.Eng.
D.W. Woods, B.Ed., B.Sc., P.Eng.

Ref.: 3152.15087

December 15, 2004

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Re: Short Form Prospectus of Fairborne Energy Ltd. dated December 15, 2004 (the "Prospectus")

Sproule Associates Limited has prepared the following reports (collectively, the "Reports"):

- a report dated May 6, 2004 evaluating effective December 31, 2003 the oil and gas interests of Fairborne Energy Ltd. (the "Corporation") as at December 31, 2003 in respect of certain oil and gas properties acquired by the Corporation from BP Canada Energy Company; and
- a report dated May 12, 2004 evaluating effective December 31, 2003 the interests of the Corporation as at December 31, 2003 in respect of the Corporation's coal bed methane properties in the Clive area of Alberta.

We hereby consent to the use of our name and to the use of our Reports in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Reports or that is within our knowledge as a result of the services we have provided in preparing the Reports.

Sincerely,

Harry J. Helwerda, P.Eng.
Vice-President, Engineering
Canada and U.S.

HJH:db
W:\3152\15087\consent\Dec 15 04\hjh1.doc

900, 140 Fourth Ave SW; Calgary AB T2P 3N3 Canada; Tel: (403) 294-5500, Fax: (403) 294-5590
1675 Broadway, Suite 1130, Denver CO 80202 U.S.A.; Tel: (303) 592-8770, Fax: (303) 592-8771
Toll Free: 1-877-777-6135
info@sproule.com, www.sproule.com



Gilbert Laustsen Jung
Associates Ltd. Petroleum Consultants
4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 (403) 266-9500 Fax (403) 262-1855

LETTER OF CONSENT

December 15, 2004

TO: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Re: Final Short Form Prospectus of Fairborne Energy Ltd. dated December 15, 2004 (the " Prospectus")

Gilbert Laustsen Jung Associates Ltd. has prepared the following reports (collectively, the "Reports"):

- a report dated March 18, 2004 evaluating effective December 31, 2003 the oil and gas interests of Fairborne Energy Ltd. as at December 31, 2003; and
- a report dated March 15, 2004 evaluating effective January 1, 2004 the oil and gas interests of Case Resources Inc. as at January 1, 2004.

We hereby consent to the use of our name and to the use of our Reports in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Reports or that is within our knowledge as a result of the services performed by us in connection with our Reports.

Yours very truly,

GILBERT LAUSTSEN JUNG ASSOCIATES LTD.

ORIGINALLY SIGNED BY

Doug R. Sutton, P. Eng.
Vice-President

Calgary, Alberta

blake

Suite 3500, East Tower, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Telephone: 403.260.9600
Facsimile: 403.260.9700
www.blakes.com

December 15, 2004

Reference: 51579/27

VIA SEDAR – PROJECT NO. 00719971

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs:

Re: Final Prospectus of Fairborne Energy Ltd.

We refer to the final prospectus dated December 15, 2004 (the "Prospectus") of Fairborne Energy Ltd. ("Fairborne") relating to the distribution of 2,725,000 common shares at a price of $11.50 per common share and 322,000 flow-through common shares at a price of $14.50 per flow-through common share.

We hereby consent to the references to our firm name on the face page and under the headings "Legal Matters" and "Interests of Experts" in the Prospectus and to the use of our opinion under the heading "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or that are within our knowledge as a result of the services we performed in connection with such opinion.

This letter is solely for the information of the securities commissions named above and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

"Blake, Cassels & Graydon LLP"

30619975.1

Burnet,
Duckworth
& Palmer LLP
Law Firm

Our File No.: 57383-18

DELIVERED VIA SEDAR – PROJECT NO. 719971

December 15, 2004

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs:

Re: Fairborne Energy Ltd. (the "Corporation")

We refer to the (final) short form prospectus dated December 15, 2004 (the "**Prospectus**") of the Corporation relating to the distribution of 3,047,000 common shares of the Corporation, of which 322,000 common shares are to be issued on a "flow-through" basis.

We hereby consent to the use of our firm name on the face page of the Prospectus and under the headings "Legal Matters" and "Interest of Experts", and the use of our firm name and reference to our opinions under the heading "Canadian Federal Income Tax Considerations" and "Eligibility for Investment", all as contained in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addresses and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

(signed) *"Burnet, Duckworth & Palmer LLP"*

BD&P 1400, 350-7th Avenue S.W., Calgary, Alberta, Canada T2P 3N9 | Phone: (403) 260-0100 Fax: (403) 260-0332 www.bdplaw.com
Frank L. Burnet Q.C. (1890-1982) | Thomas J. Duckworth Q.C., Counsel | The Hon. W. Kenneth Moore, Q.C., LL.D., Counsel

Deloitte.

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

December 15, 2004

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Case Resources Inc. (the "Company")

We refer to the short form prospectus of Fairborne Energy Ltd. dated December 15, 2004 qualifying the distribution of 3,047,000 common shares of Fairborne Energy Ltd., of which 322,000 common shares are to be issued on a flow-through basis (the "Prospectus").

We consent to the use, through incorporation by reference in the above-mentioned Prospectus of our report dated February 27, 2004 to the shareholders of the Company on the following financial statements:

- Consolidated balance sheets as at December 31, 2003 and 2002;
- Consolidated statements of earnings and deficit and cash flows for the years ended December 31, 2003 and 2002.

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) "Deloitte & Touche LLP"

Chartered Accountants



RECEIVED

2005 FEB 16 P 3:35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

KPMG LLP
Chartered Accountants
1200-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

The Securities Commission or similar regulatory authority in each of the provinces of Canada

December 15, 2004

Dear Sirs/Mesdames

Fairborne Energy Ltd. ("Fairborne")

We refer to the short form prospectus of Fairborne dated December 15, 2004 relating to the offering of 3,047,000 common shares of Fairborne of which 322,000 common shares are offered on a flow-through basis.

We consent to the use, through incorporation by reference in the short form prospectus, of our report dated March 31, 2004 to the shareholders of Fairborne on the following financial statements:

> Consolidated balance sheets as at December 31, 2003 and 2002;
>
> Consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 2003 and for the seven-month period from May 31, 2002 to December 31, 2002.

We consent to the use, through incorporation by reference in the short form prospectus, of our report dated March 27, 2003 to the directors of Pivotal Energy Ltd. on the following financial statements:

> Consolidated balance sheet as at December 31, 2002;
>
> Consolidated statements of operations and retained earnings (deficit) and cash flows for the year ended December 31, 2002.

We consent to the incorporation by reference in the short form prospectus of our report dated June 10, 2004 to the directors of Fairborne on the schedule of revenues and expenses for selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne and BP Canada Energy Company for each of the years in the three year period ended December 31, 2003.



We consent to the incorporation by reference in the short form prospectus of our report dated February 24, 2003 to the directors of Fairborne on the schedule of revenues and expenses for selected properties referred to in the purchase and sale agreement dated April 4, 2002 between Fairborne and Devon Canada Corporation and Devon ARL Corporation and the amending agreement dated May 31, 2002 between Fairborne, 988191 Alberta Ltd. and Devon Canada Corporation, Devon ARL Corporation, 413486 Alberta Ltd. and 418263 Alberta Ltd. for each of the years in the three year period ended December 31, 2001.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

We also consent to the use in the short form prospectus of our compilation report dated December 15, 2004 to the Board of Directors of Fairborne, on the compilation of the pro forma combined statements of operations for the nine-months ended September 30, 2004 and for the year ended December 31, 2003.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
December 15, 2004

:wal Ltr-12-consent to commission Fairborne.doc

MOODY SHIKAZE BOULET LLP
CHARTERED ACCOUNTANTS
Suite 910, 736 8th Avenue SW
Calgary, Alberta T2P 1H4
Telephone 403 206 0840
Fax 403 206 0841
www.taxandestateplanning.com



The Securities Commission or similar regulatory authority in each of the provinces of Alberta, British Columbia and Ontario

Dear Sirs/Mesdames:

Re: Fairborne Energy Ltd. ("Fairborne")

We refer to the short form prospectus of Fairborne dated December 15, 2004 relating to the offering of 3,047,000 common shares of which 322,000 common shares are to be issued on a flow-through basis.

We consent to the use, through incorporation by reference in the short form prospectus, of our report dated March 11, 2002, to the shareholders of Pivotal Energy Ltd. (formerly Manhattan Resources Ltd.) on the following financial statements:

- consolidated balance sheets as at December 31, 2001 and 2000; and
- consolidated statements of operations and retained earnings and cash flows for each of the years in the two-year period ended December 2001.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Moody Shikaze Boulet LLP

Chartered Accountants

Calgary, Canada
December 15, 2004



NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

RECEIVED
2005 FEB 16 P 3:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAIRBORNE ENERGY LTD. COMPLETES $36,006,500 FINANCING

December 23, 2004
Calgary, Alberta

Fairborne Energy Ltd. ("Fairborne") (TSX: FEL) is pleased to announce that it has closed its previously announced offering of 2,725,000 common shares at an issue price of $11.50 per share and 322,000 flow-through common shares at an issue price of $14.50 per share for total gross proceeds of $36,006,500 through an underwriting syndicate co-led by Canaccord Capital Corporation and Sprott Securities Inc., and including GMP Securities Ltd. and FirstEnergy Capital Corp.

After giving effect to the offering, Fairborne has 49.2 million common shares issued and outstanding.

Proceeds of the offering will be used to expand Fairborne's capital budget to $150 million in 2005 with the proceeds of the flow-through financing used to incur Canadian Exploration Expenses that will be renounced to subscribers effective on or before December 31, 2004.

Fairborne is a publicly traded company with its head office in Calgary and is engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Western Canada.

This press release shall not constitute an offering to sell or the solicitation of any offer to buy the securities in any jurisdiction. The common shares will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax: (403) 290-7751
rmaitland@fairborne-energy.com

Forward Looking Statements - Certain information regarding Fairborne Energy Ltd. set forth in this document, including management's assessment of Fairborne Energy Ltd's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Fairborne Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Fairborne Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne Energy Ltd. will derive therefrom.

January 31, 2005

RECEIVED 2005 FEB 15 P 3:3?

Fairborne Energy Updates Reserves, Production and Operations

Fairborne Energy Ltd. ("Fairborne" or the "Company") is pleased to provide the following operational update and certain results of its independent reserve evaluation as evaluated by Gilbert Laustsen Jung Associates Ltd. and Sproule Associates Ltd prepared in accordance with NI 51-101 for the year ended December 31, 2004.

Total Proved plus Probable reserves increased 179% over the previous year from 13.8 MMBOE to 38.6 MMBOE (83% on a per share basis) and the Company replaced 2004 production by approximately 834%. Results from drilling successes increased reserves by 19 MMBOE on a proved plus probable basis. As of December 31, 2004 the Company's reserves were comprised of 70% natural gas and 30% oil and natural gas liquids.

The Company is also pleased to report that it achieved its targeted exit production rate of 11,700 BOE/d and that fourth quarter average production was approximately 10,600 BOE/d.

Summary of Oil and Gas Reserves - Gross (1) and Net (2) Reserves (3)(4)

	Light and Medium Crude Oil		Heavy Oil		Natural Gas Liquids		Natural Gas		2004 BOE	
	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (Bcf)	Net (Bcf)	Gross (MBOE)	Net (MBOE)
Proved										
-Developed Producing	4,332	3,652	94	83	940	651	62.6	48.3	15,804	12,442
-Developed Non-Producing	523	465	295	264	389	278	17.4	13.7	4,099	3,286
-Undeveloped	1,089	906	44	34	291	204	24	18.9	5,432	4,288
Total Proved	5,944	5,022	433	381	1,621	1,133	104	80.9	25,335	20,016
Probable	2,308	1,978	321	282	772	540	58.9	47.4	13,223	10,697
Total Proved Plus Probable	8,252	7,001	754	663	2,393	1,673	163	128.3	38,558	30,713

NOTES:
(1) "Gross" reserves means the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interests of Fairborne.
(2) "Net" reserves means the total working interest (operating and non-operating) share after deduction of royalty obligations plus Fairborne's royalty interests in reserves.
(3) Based on forecast prices and costs.
(4) May not add due to rounding.

Reconciliation of Company Gross Reserves by Principal Product Type

	Crude Oil, NGL's & Heavy Oil (Mbbls)		Natural Gas (Bcf)		Equivalent (MBOE) (1)	
	Total Proved	Total Proved (1) Plus Probable	Total Proved	Total Proved Plus Probable	Total Proved	Total Proved Plus Probable
Opening Balance - January 1, 2004	4,798	6,003	31.7	46.9	10,087	13,816
Drilling	1,050	1,702	64.2	103.3	11,752	18,913
Improved Recovery	35	39.7			36	41
Revisions	-139	-255	2.1	1.7	208	20
Acquisitions	3,931	5,747	20.1	26.4	7,283	10,142
Dispositions	-625	-790	-2.5	-3.5	-1,041	-1,380
Production	-1,062	-1,062	-11.4	-11.4	-2,962	-2,962
Closing Balance (2) - December 31, 2004	7,987	11,384	104.3	163.2	25,335	38,558

NOTES:

(1) The Company's Net (after royalty) opening balance as of January 1, 2004 was 8,231 Mboe Proven and 11,315 Mboe Proven plus Probable

(2) May not add due to rounding

Reserve Life Index

The Company's reserve life index using annualized fourth quarter production is 6.5 for Proven reserves compared to 5.8 in 2003 and 10.0 for Proven plus Probable reserves compared to 7.9 in 2003. Reserve life calculated using annualized fourth quarter production may be more reflective of reserve life due to the level of new production added during the year.

	2004		2003	
	Using Annualized Q4 Production	Using Average Production	Using Annualized Q4 Production	Using Average Production
Production *(BOE/d)*	10,600	8,090	4,799	3,787
Proved reserves *(Mboe)*	25,340	25,340	10,073	10,073
Proved reserve life index *(years)*	6.5	8.6	5.8	7.3
Proved plus probable reserves *(Mboe)*	38,558	38,558	13,811	13,811
Proved plus probable reserve life index *(years)*	10.0	13.1	7.9	10.0

2005 Capital Progam

Fairborne has budgeted for a capital spending program of $150 million for 2005. This capital program will allow the Company to drill approximately 130 gross wells. Approximately $100 million is planned to be spent on drilling and $25 million of this is allocated to exploration wells at West Pembina, the Deep Basin and Columbia/Harlech. This compares to an estimated capital program of between $125 million and $135 million for 2004 (not including acquisitions).

Columbia – Harlech

During 2004, Fairborne drilled 10 gas wells (Avg. 80% WI) in the Columbia – Harlech area with a 100% success rate. The Company currently has three operated drilling rigs active in the area and plans to drill eight wells (Avg. 60% WI) in the first quarter and a total of 20 wells during all of 2005. Fairborne has continued to add prospective acreage to its land position and currently holds an interest in 119 gross sections (83 net sections). Current production is approximately 3.5 MMcf/d net to Fairborne from six wells with 3 to 4 MMcf/d, net to Fairborne, awaiting tie in during the first quarter from four wells. The compression facility constructed in the fourth quarter is operating at capacity and is currently being expanded to double its original size in order to handle gas awaiting tie in.

West Pembina – Brazeau

As part of Fairborne's deep exploration drilling strategy, the Company plans to drill one Nisku test per quarter at West Pembina–Brazeau during 2005. The Company's current Nisku test (45% WI) is drilling ahead with a total depth of 4,000m anticipated to be reached within the next few weeks. The well drilled in the fourth quarter of 2004 (50% WI) tested from the Nisku at a restricted rate of 4 MMcf/d and is anticipated to be on production by the end of the first quarter. Fairborne has remained active acquiring prospective acreage for the Nisku based on the large 3D data set acquired in 2004. The Company's inventory of Nisku prospects in the area has grown to 14 giving the Company a three to four year drilling inventory of prospects.

Deep Basin

In the Deep Basin at Pedley the Company is participating in a 5,100 m Leduc exploration well that spudded on January 6. The Company has an additional 3 deep exploration prospects on 100% interest acreage in the area.

The Company has also completed a farmin arrangement to offset its Wild River discovery of last year. The well, located at 7-15-57-24W5, is planned to spud by the end of February. The well is targeting the Nisku formation and is located one mile to the west of the discovery well drilled in early 2004.

Central Alberta

At Clive, the Company has drilled a total of 47 wells for coal bed methane ("CBM") in the Edmonton Group (Horseshoe Canyon Formation) and currently has 35 producing wells. Current production from CBM is 5.4 MMcf/d, net to Fairborne, with average production per well of 150 Mcf/d. As a result of the greater than anticipated well production rates, the Company has modified its development plans by reducing the number of wells required per section from 5 to 4. Fairborne has 52 sections of CBM rights in the greater Clive-Haynes area.

At Westerose, production commenced during the fourth quarter of 2004 with the completion of a major pipeline and compression facility. The Company plans to drill an additional five wells in this area during 2005.

Peace River Arch ("PRA")

Drilling activity continued at Gage, Progress and Saddle Hills with 4 additional wells drilled and completed during the fourth quarter The Company will have one drilling rig active on the PRA in February and is planning to drill in excess of 20 wells on the PRA during the second half of 2005.

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax: (403) 290-7751
rmaitland@fairborne-energy.com

Per barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

Forward Looking Statements - Certain information regarding Fairborne Energy Ltd. set forth in this document, including management's assessment of Fairborne Energy Ltd's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Fairborne Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Fairborne Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne Energy Ltd. will derive therefrom.

February 1, 2005

Fairborne Energy Adds New Vice President and Updates Corporate Presentation

Fairborne Energy Ltd. is pleased to announce the addition of Mr. Shaun Alspach as Vice President of Business Development. Prior to joining Fairborne, Mr. Alspach was a co-founder and Vice President of Operations for Enermarket Solutions Ltd. a Calgary based private energy divestment advisor. During his tenure, Enermarket collectively managed a broad range of divestments on behalf of one hundred Canadian and U.S. based oil and gas companies. Prior to this he was a prospecting geologist at a number of senior Canadian oil and gas companies.

The Company is also pleased to present its most recent corporate presentation, a copy of which can be obtained by visiting the website listed below.

Fairborne is a crude oil and natural gas exploration, development and production company headquartered in Calgary, Alberta, Canada. Its common shares trade on the Toronto Stock Exchange under the symbol "FEL".

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax: (403) 290-7751
rmaitland@fairborne-energy.com

Per barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

Forward Looking Statements - Certain information regarding Fairborne Energy Ltd. set forth in this document, including management's assessment of Fairborne Energy Ltd's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Fairborne Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Fairborne Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne Energy Ltd. will derive therefrom.